UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2011

Telecom Italia S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: FORM 20-F  ☒  FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  YES  ☐  NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The present document has been translated from the document issued and filed in Italy, from the Italian into the English language solely for the convenience of international readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Telecom Italia, its representatives and employees decline all responsibility in this regard.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements, which reflect management's current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

- our ability to successfully implement our strategy over the 2011-2013 period;

- our ability to successfully achieve our debt reduction targets;

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- the impact of the global recession in the principal markets in which we operate;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Annual Report

2010

Contents

Letter to the Shareholders	4
Report on Operations	6

Key Operating and Financial Data

7

Corporate Boards at December 31, 2010

12

Macro-Organization Chart at December 31, 2010

14

Information for Investors

15

Review of Operating and Financial Performance  Telecom Italia Group

21

Research and Development

41

Events Subsequent to December 31, 2010

41

Business Outlook for the Year 2011

41

Consolidated Financial Statements – Telecom Italia Group

43

Highlights – The Business Units of the Telecom Italia Group

48

The Business Units of the Telecom Italia Group

50

Domestic

50

Brazil

71

Argentina

75

Media

79

Olivetti

85

International Investments

88

Review of Operating and Financial Performance - Telecom Italia S.p.A.

89

Financial Statements – Telecom Italia S.p.A.

100

Reconciliation of Consolidated Equity

105

Related Party Transactions

106

Sustainability Section

107

Customers

112

Suppliers

114

Institutions

116

Competitors

118

The Environment

120

The Community

128

Human Resources

132

Shareholders

145

Alternative Performance Measures

147

Equity Investments held by Directors, Statutory Auditors and Key Managers

149

Glossary

150

This document has been translated into English solely for the convenience of the readers.

In the event of a discrepancy, the Italian-language version prevails.

Letter to the Shareholders

To the Shareholders,

The restructuring and re-launching process undertaken by Telecom Italia in 2008 has proceeded relentlessly, despite the fact that it coincided with one of the stormiest periods in the international economy since the Second World War – with a decisive and prolonged decline in earnings in the most advanced economies, a loss of jobs, and the downscaling of investments and consumption. By paying scrupulous attention to governance in order to protect the interests of all stakeholders and thanks to a corporate culture in which responsibility and transparency are of prime importance, our Group has given concrete proof that it is, and wants to be, a reliable and credible company. A healthy company, not only in terms of its accounts but also in its behavior, very much aware of the needs of all its stakeholders, open to dialog and to collaboration with national and international institutions, with the regulatory authorities and its social partners. The direction we have followed so far is the result of this clear orientation shared by all, not only by the board of directors and management but by every single person who works for our Group.

More particularly, 2010 was a year of great transformation: we stepped up our presence in Latin America, we considerably improved our equity structure, we recovered our level of competitiveness and we continued to grow the loyalty of our customers.

The strengthening of our business in Latin America is due both to the re-launching of our operations in Brazil and the consolidation of the Group’s investment holding in the Telecom Argentina group, thanks to the resolving of the dispute with the partners of the holding company Sofora Telecomunicaciones which had dragged on for almost three years.

Thus the international component has once again become the pillar of the Group’s growth strategy, making it possible to compensate the trend in a domestic market suffering from increasing levels of saturation and a consequent escalation of the competition.

The second important achievement of 2010 was the net improvement in the company’s equity structure. The overall debt of the Telecom Italia Group fell by almost 2.5 billion euros, settling at year-end to about 31.5 billion euros.

Thirdly, we strengthened our capacity to regain efficiency in all corporate areas of activity. The major re-scaling of industrial costs was transferred almost entirely to our customers in the form of a general lowering of prices, a move which enabled us to improve the competitiveness of our fixed network services and even more of our mobile network services. In 2010 the number of mobile network services customers began to grow again, while the decline in the number of fixed network services customers settled at levels which were much lower than in previous years. In addition, the generally higher level of customer satisfaction was partly due to our constant efforts to improve the quality of service.

The combined effect of these factors (cost reduction, recovery of competitiveness in the domestic market and strong growth in our foreign operations) led to a net profit which, even if we leave aside extraordinary or non-recurring transactions, is approximately 18% higher than in 2009.

Overall, therefore, today, Telecom Italia is leaner, more efficient, more flexible. It is more international and is closer to its customers, in line with the aims and the time frames it set itself previously.

We are fully aware that we cannot allow ourselves to relax, even for a moment. The future of the Italian economy is still fraught with uncertainty. Furthermore, the evolution of the habits of consumers with regard to telecommunications products and services will have to be supported by new investments in network infrastructures, for which it will be necessary to identify new remuneration equilibriums. Lastly, we shall have to face up to a market that is ever more competitive and dynamic, in which new subjects are emerging with business models that are different to those of telecommunications operators.

However, the new solid framework of the Group, its capacity to develop innovation and its primary role in supporting and promoting the vital process of digitizing the Italian economy and society allow us to look ahead calmly and confidently. However great the challenges that lie ahead, we are ready to seize them, in the interests of our stakeholders, the people who work for us, our partners and, more generally speaking, the countries where we operate, whose economic and social development we fully intend to support.

The Telecom Italia Group consolidated financial statements for the year ended December 31, 2010 and the comparative figures for the prior year have been drawn up in accordance with international accounting standards issued by the International Accounting Standards Board and endorsed by the European Union (“IFRS”).

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA, EBIT, the organic change in revenues, EBITDA and EBIT, net financial debt carrying amount and adjusted net financial debt. Additional details on such measures are presented under “Alternative performance measures”.

Furthermore, the part entitled “Business Outlook for the Year 2011” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the Annual Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which is beyond the scope of the Group’s control.

PRINCIPAL CHANGES IN THE SCOPE OF CONSOLIDATION

On October 13, 2010, the Sofora group – Telecom Argentina entered the scope of consolidation following the acquisition of an 8% stake in the share capital of Sofora Telecomunicaciones S.A., the holding company of the Telecom Argentina group. As a result, the stake in the Telecom Argentina group became 16.2%. The data of the Sofora group are represented in the Telecom Italia Group by the new business unit denominated “Argentina Business Unit”.

During 2010, the following companies exited the scope of consolidation:

•

HanseNet Telekommunikation GmbH (a company operating in the broadband sector in Germany), which was already classified in Discontinued operations/Non-current assets held for sale; the sale took place on February 16, 2010;

•

Elettra (a company included in the Domestic Business Unit – International Wholesale) sold on September 30, 2010 and the BBNed group (included in Other Operations) sold on October 5, 2010.

During 2009, the following principal changes in the scope of consolidation occurred:

•

entry, on December 30, 2009, of the Brazilian fixed-line operator Intelig Telecomunicações Ltda following the acquisition of a 100% investment by Tim Participações, consolidated in the Brazil Business Unit;

•

exit, on May 1, 2009, of Telecom Media News S.p.A. following the sale of a 60% stake by Telecom Italia Media S.p.A..

Key Operating and Financial Data

Telecom Italia Group

2010 Highlights

Argentina Business Unit

On October 13, 2010, the Telecom Italia Group formalized the agreement to increase its stake in Sofora Telecomunicaciones S.A. - the holding company which controls Telecom Argentina group – from 50% to 58%.

The Sofora group - Telecom Argentina is one of the largest operators of fixed and mobile telecommunications in Argentina and mobile communications in Paraguay. Increasing the stake in Sofora did not require any cash disbursement on the part of Telecom Italia and allowed the Telecom Italia Group to consolidate line-by-line the results of the Sofora/Telecom Argentina group starting from the fourth quarter of 2010. Under IAS/IFRS (IFRS 3 revised), the transaction generated a one-time net positive effect on the separate consolidated income statement of the Telecom Italia Group in the last quarter of 2010 of 266 million euros.

Since its entry in the scope of consolidation of the Telecom Italia Group, the Argentina Business Unit has reported revenues of about 800 million euros, EBITDA of approximately 245 million euros (EBITDA margin 30.6%) and EBIT of around 100 million euros (EBIT margin 13.1%). The net financial position at December 31, 2010 shows a cash balance of about 86 million euros.

Revenues and EBITDA

In this year 2010, the Telecom Italia Group’s commitment is stronger as it follows a path towards the transformation of its business in both Italy and Brazil. Revenue performance in the fourth quarter confirms the trend of continuing improvement, aided by both the consolidation of the Argentina Business Unit and the appreciation of the real/euro exchange rate. In terms of organic revenues, the fourth quarter confirms this improvement over the previous quarters (-0.8% in the fourth quarter of 2010, -4.4% in third quarter of 2010, -5.3% in the second quarter of 2010 and -4.9% in the first quarter of 2010) thanks to the positive results achieved by Brazil and better performance by the Domestic area over last year.

Careful control over costs combined with the benefits obtained from the Efficiency Projects begun under the Business Plan 2009-2011 have allowed the Group to reach EBITDA in 2010 of 11,412 million euros and an EBITDA margin of 41.4% and ensure stability in terms of both reported and organic figures.

Profit attributable to owners of the Parent

Profit attributable to owners of the Parent is 3,121 million euros in 2010. This profit figure was reached partly as a result of the above net positive impact connected with the acquisition of control of Sofora and also because of the tax benefit of more the 600 million euros recognized by Brazil for deferred tax assets.

Excluding these factors and other non-recurring items, net profit would be 18.4% higher than in the year 2009 (2,608 million euros in 2010 compared to 2,203 million euros in 2009) thanks to better operating results and positive effects from financial management and investment management.

Financial discipline and debt reduction

Adjusted net financial debt is 2,481 million euros lower than at December 31, 2009 and 1,517 million euros lower compared to September 30, 2010. Disposals of investments and rigorous financial discipline led to this improvement and also neutralized the impact of distributing dividends, the payment of a total of 418 million euros to the Revenue Agency over the Telecom Italia Sparkle case and the payment 1.4 billion euros of income taxes.

The trend of the key operating and financial measures in 2010 can be summarized as follows:

Organic consolidated Revenues: amount to 27,578 million euros. The organic change (1) is -3.8% compared to last year. Reported consolidated revenues show a positive change of 2.5% (+677 million euros) owing to the entry of the Argentina Business Unit in the scope of consolidation (798 million euros) and also the Brazil Business Unit’s positive real/euro exchange rate effect.

More to the point:

-

the organic reduction in the Domestic Business Unit Revenues is 7.4%; as concerns performance by customer segment in 2010 compared to the prior year, revenues are down by 11.5% in the Consumer segment, 6.0% in the Business segment and 4.8% in the Top Clients segment. However, it should be noted that both the consolidated Domestic Business Unit and the Consumer and Top Clients segments report gains in the fourth quarter compared to the previous quarters.

-

Organic Revenues in Brazil are up 5.1% over 2009 (+303 million euros). The marketing policy for SIM without a correlated handset sale, although causing a reduction in Revenues from handset sales, is compensated by the positive organic change in Service Revenues of 5.8% in 2010 compared to the prior year. This gain is supported by the growth of the customer base which records an increase of about 10 million lines in 2010 over 2009 and the expansion in voice traffic which rose by more than 60% in 2010 compared to the prior year.

Organic consolidated EBITDA: shows a focus on revenues with higher margins, efficiency measures and cost controls aimed at keeping cash costs in check. This is borne out by the trend in the organic EBITDA margin and organic consolidated EBITDA in 2010.

Specifically, the organic consolidated EBITDA margin: gains 1.7 percentage points in 2010, reaching 42.8% (41.1% in 2009). Organic EBITDA in absolute terms is 11,801 million euros, in line with the prior year (11,791 million euros). Reported EBITDA posts an increase of 297 million euros (from 11,115 million euros in 2009 to 11,412 million euros in 2010). EBITDA is positively impacted by the entry of the Argentina Business Unit in the scope of consolidation (245 million euros), making it possible to offset the negative impact of the provision charge for non-recurring expenses relating to the union agreement for mobility under ex law 223/1991 signed during the course of the year 2010 (258 million euros).

Organic consolidated EBIT: totals 6,231 million euros in 2010. The organic change is positive and is +5.3% higher than in 2009 (reported EBIT: +320 million euros, +5.8%).

Organic consolidated EBIT margin: is 22.6% in 2010, gaining 2 percentage points over the previous year (20.6%).

Finance income/expenses, Investment Results and Income Taxes: show the financial component, investment management and the equity valuation of associates, recording an overall improvement of 468 million euros over 2009. The investment results, in particular, include the positive impact of the fair value adjustment of the stake already held in the Sofora group (266 million euros). The financial income/expense balance, in particular, improves by 96 million euros largely due to lower interest rates and the reduction in net financial debt.

Excluding the aforementioned benefit from the recognition of deferred tax assets in Brazil, income taxes are basically unchanged compared to 2009.

Profit for the year attributable to owners of the Parent: is 3,121 million euros, increasing 1,540 million euros compared to 2009. Net profit in 2010 is the highest reported in the last five years. Even excluding the cited net positive impact connected with the acquisition of control of Sofora, the other non-recurring items as well as the deferred tax assets of Brazil, the profit is significantly higher (+405 million euros; +18.4%) compared to 2009, also restated excluding non-recurring items.

Operating free cash flow: is 6,213 million euros and is reduced by the negative change due to the utilization of operating provisions set aside in previous years in connection with the Telecom Italia Sparkle case (389 million euros compared to a total of 418 million euros: the remaining amount of 29 million euros produces an impact on non-operating items since it refers to finance interest).

Excluding such impact, operating free cash flow during the period (6,602 million euros) increases by 304 million euros compared to 2009 (6,298 million euros). As a confirmation of this trend, operating free cash flow in the fourth quarter is up by 396 million euros compared to 2009.

Adjusted net financial debt: is 31,468 million euros at December 31, 2010, down 2,481 million euros compared to December 31, 2009 (33,949 million euros) and 1,517 million euros compared to September 30, 2010 (32,985 million euros). Operations management, combined with the sales of HanseNet, Elettra and BBNed and the reimbursement received upon the nationalization by Entel Bolivia, amply covered the cash requirements for the payment of dividends (1,093 million euros), the foregoing payment of 418 million euros for the Telecom Italia Sparkle case and payment of income taxes of about 1.4 billion euros.

Liquidity margin: amounts to 6.8 billion euros at December 31, 2010. During 2010, a new bond issue of 1.25 billion euros was placed on the European market and bonds were repaid and bought back for about 5.8 billion euros. There is another 7.8 billion euros of liquidity in irrevocable long-term credit lines (of which 6.5 billion euros expires in 2014 and 1.25 billion euros, relating to a credit line obtained in February 2010, expiring in 2013), not subject to events which limit utilization. In the present environment of financial market uncertainty, the Telecom Italia Group keeps a high level of financial coverage, optimizing, at the same time, the average cost of debt.

Consolidated Operating and Financial Data (*)

(millions of euros)	2010	2009	2008	2007	2006

Revenues	27,571	26,894	28,746	29,554	29,575
EBITDA(1)	11,412	11,115	11,090	11,295	12,498
EBIT(1)	5,813	5,493	5,437	5,738	7,269
Profit before tax from continuing operations	4,127	3,339	2,894	4,120	5,366
Profit from continuing operations	3,579	2,218	2,217	2,459	2,855
Profit (loss) from Discontinued operations/Non-current assets held for sale	(7)	(622)	(39)	(99)	(159)
Profit for the year	3,572	1,596	2,178	2,360	2,696
Profit for the year attributable to owners of the Parent	3,121	1,581	2,177	2,353	2,707

Capital expenditures	4,583	4,543	5,040	5,031	4,698

Consolidated Financial Position Data (*)

(millions of euros)	12/31/2010	12/31/2009	12/31/2008	12/31/2007	12/31/2006

Total assets	89,131	86,267	86,223	88,593	90,322
Total equity	32,610	27,120	26,328	26,494	26,702
- attributable to owners of the Parent	28,819	25,952	25,598	25,431	25,622
- attributable to non-controlling interests	3,791	1,168	730	1,063	1,080
Total liabilities	56,521	59,147	59,895	62,099	63,620
Total equity and liabilities	89,131	86,267	86,223	88,593	90,322
Share capital	10,600	10,585	10,591	10,605	10,605
Net financial debt carrying amount (1)	32,087	34,747	34,039	35,701	37,301
Adjusted net financial debt (1)	31,468	33,949	34,526	35,873	37,200
Adjusted net invested capital (2)	64,078	61,069	60,854	62,367	63,902
Debt Ratio (Adjusted net financial debt /Adjusted net invested capital)	49.1%	55.6%	56.7%	57.5%	58.2%

Headcount, number in the Group at year-end (3)

(number)	12/31/2010	12/31/2009	12/31/2008	12/31/2007	12/31/2006

Headcount (excluding headcount of Discontinued operations/Non-current assets held for sale)	84,200	71,384	75,320	79,238	80,373
Headcount of Discontinued operations/Non-current assets held for sale	-	2,205	2,505	4,191	2,836

Headcount, average number in the Group (3)

(equivalent number)	2010	2009	2008	2007	2006

Headcount (excluding headcount of Discontinued operations/Non-current assets held for sale)	70,150	69,964	73,508	75,735	77,374
Headcount of Discontinued operations/Non-current assets held for sale	-	2,168	3,277	3,893	2,898
Consolidated Profit Ratios (*)

2010	2009		2008	2007	2006

EBITDA(1) / Revenues	41.4%	41.3%	38.6%	38.2%	42.3%
EBIT(1) / Revenues (ROS)	21.1%	20.4%	18.9%	19.4%	24.6%
Adjusted net financial debt /EBITDA(1)	2.8	3.1	3.1	3.2	3.0

The operating data of the Argentina Business Unit for the years 2006 – 2009 are only reported for illustrative purposes. The Argentina Business Unit has been consolidated by the Telecom Italia Group from the date of October 13, 2010.

Operating Data

	12/31/2010	12/31/2009	12/31/2008	12/31/2007	12/31/2006

Fixed-line network connections Domestic BU at year-end (thousands)	17,609	18,525	20,031	22,124	23,698
Physical accesses at year-end (Consumer + Business) (thousands)	15,351	16,097	17,352	19,221	20,540
Fixed-line network connections BU Argentina at year-end (thousands)	4,107	4,060	4,010	3,918	3,821
Mobile lines at year-end (thousands)	100,244	71,958	71,199	67,585	57,860
Mobile lines Domestic BU (thousands)	31,018	30,856	34,797	36,331	32,450
Mobile lines Brazil BU (thousands)	51,015	41,102	36,402	31,254	25,410
Mobile lines Argentina BU (thousands)	18,211	16,281	14,390	12,292	9,589
Broadband accesses Domestic BU at year-end (thousands)	9,058	8,741	8,134	7,590	6,770
of which retail broadband accesses (thousands)	7,175	7,000	6,754	6,427	5,600
Broadband accesses Argentina BU at year-end (thousands)	1,380	1,214	1,032	768	448

(*) During the course of 2010, the provisional amounts of assets and liabilities recorded as of the acquisition date of control of the Brazilian company Intelig Telecomunicações Ltda have been adjusted, as set forth in IFRS 3 (Business Combinations), with retroactive effect, to take into account their fair value at the acquisition date (December 30, 2009) with the consequent re-measurement of the value of goodwill initially recognized.

Moreover, starting from 2010, some taxes paid in Brazil, that were not significant, were reclassified from “Other operating expenses” to “Revenues” and “Other income” as deductions. Specifically, such reclassifications allow the Telecom Italia Group to align its accounting presentation to that of the main telecommunications operators, thus ensuring better comparability and understanding of its income statement and financial information. All periods under comparison have been reclassified on a consistent basis.

The amounts reclassified are as follows:

(millions of euros)	2010	2009	2008	2007	2006

Income taxes and other income of the companies in Brazil (PIS and COFINS)	(334)	(271)	(282)	(266)	(221)

(1) Details are provided in the section “Alternative Performance Measures”.

(2) Adjusted net invested capital = Total equity + Adjusted net financial debt.

(3) Headcount includes the number of people with temp work contracts.

Corporate Boards at December 31, 2010

►

Board of Directors

The board of directors of Telecom Italia was elected by the shareholders’ meeting held on April 14, 2008 for three years, up to the approval of the 2010 annual financial statements.

The shareholders’ meeting held on April 29, 2010 appointed Mauro Sentinelli director of the Company, in place of Stefano Cao who, in turn, in 2009 had replaced the director Gianni Mion.

The director Berardino Libonati passed away on November 30, 2010.

As of December 31, 2010, the board of directors of Telecom Italia is composed of 14 directors:

Chairman	Gabriele Galateri di Genola
Chief Executive Officer	Franco Bernabè
Directors	César Alierta Izuel
Paolo Baratta (independent)
Tarak Ben Ammar
Roland Berger (independent)
Elio Cosimo Catania (independent)
Jean Paul Fitoussi (independent)
Julio Linares López
Gaetano Micciché
Aldo Minucci
Renato Pagliaro
Mauro Sentinelli
Luigi Zingales (independent)
Secretary to the Board	Antonino Cusimano

The board of directors formed the following internal committees:

-

Executive Committee  composed of: Gabriele Galateri di Genola (Chairman), Franco Bernabè, Roland Berger, Elio Cosimo Catania, Julio Linares López, Aldo Minucci and Renato Pagliaro;

-

Committee for Internal Control and Corporate Governance composed of: Paolo Baratta (Chairman), Roland Berger, Jean Paul Fitoussi and Aldo Minucci;

-

Nomination and Remuneration Committee, composed of: Elio Cosimo Catania (Chairman), Aldo Minucci(*)  and Luigi Zingales.

(*) On December 16, 2010, the board of directors appointed Aldo Minucci a member of the Nomination and Remuneration Committee to replace Berardino Libonati.

►

 Board of Statutory Auditors

The board of statutory auditors of Telecom Italia was elected by the shareholders’ meeting held on April 8, 2009 and will remain in office until approval of the 2011 annual financial statements.

The board of statutory auditors is composed as follows:

Chairman	Enrico Maria Bignami
Acting Auditors	Gianluca Ponzellini
Lorenzo Pozza
Salvatore Spiniello
Ferdinando Superti Furga

Alternate Auditors	Silvano Corbella
Maurizio Lauri
Vittorio Giacomo Mariani
Ugo Rock

►

 Independent Auditors

The shareholders’ meeting held on April 29, 2010 appointed the audit firm of PricewaterhouseCoopers S.p.A., to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

►

 Manager responsible for preparing the corporate financial reports

Andrea Mangoni (Head of the Group Administration, Finance and Control Function) is the manager responsible for preparing the corporate financial reports of Telecom Italia.

Macro-Organization Chart at December 31, 2010

Telecom Italia Group

CHAIRMAN
GABRIELE GALATERI DI GENOLA
CORPORATE LEGAL AFFAIRS
ANTONINO CUSIMANO
TI AUDIT AND COMPLIANCE SERVICES
FEDERICO MAURIZIO d'ANDREA
RELATIONS WITH INSTITUTIONS
FRANCO ROSARIO BRESCIA
RELATIONS WITH THE TERRITORY AND INSTITUTIONAL MARKETING
PAOLO ANNUNZIATO
CHIEF EXECUTIVE OFFICER
FRANCO BERNABÈ
ADMINISTRATION, FINANCE AND CONTROL
ANDREA MANGONI
HUMAN RESOURCES AND ORGANIZATION
ANTONIO MIGLIARDI
PURCHASING
STEFANO CIURLI
LEGAL AFFAIRS
a.i. ANTONINO CUSIMANO
STRATEGY AND INNOVATION
CESARE SIRONI
EXTERNAL RELATIONS
CARLO FORNARO
EQUIVALENCE AND REGULATORY AFFAIRS
ALESSANDRO TALOTTA
SECURITY
DAMIANO TOSELLI
BUSINESS UNIT MEDIA
GIOVANNI STELLA
TECHNOLOGY & OPERATIONS
OSCAR CICCHETTI
NATIONAL WHOLESALE SERVICES
RICCARDO DELLEANI
DOMESTIC MARKET OPERATIONS
MARCO PATUANO
TIM BRASIL
LUCA LUCIANI
INTERNATIONAL BUSINESS
a.i. ANDREA MANGONI
QUALITY & PROGRAM MANAGEMENT
GIUSEPPE ZAZA
INDUSTRY RELATIONS AND ROAMING
LUCY LOMBARDI
FRAUD MANAGEMENT & REVENUE ASSURANCE
DANIELE GULINATTI
BROADBAND CONTENT
PAOLO D'ANDREA
TECHNICAL PLANNING
FILIPPO BENTIVOGLIO RAVASIO
OPEN ACCESS
GIUSEPPE ROBERTO OPILIO
NETWORK
STEFANO NOCENTINI
INFORMATION TECHNOLOGY
a.i. STEFANO GIGLI
TECHNICAL INFRASTRUCTURES
VENANZIO IACOZZILLI
CONSUMER
a.i. MARCO PATUANO
BUSINESS
PIETRO LABRIOLA
TOP CLIENTS
SIMONE BATTIFERRI
PUBLIC SECTOR
GIANFILIPPO D'AGOSTINO
CUSTOMER OPERATIONS
CARLOS LAMBARRI
INTERNATIONAL SUPPORT
FRANCESCO S. BRUNO
INTERNATIONAL POSITIONING AND OPERATIONS
FRANCESCO ARMATO

Information for Investors

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 Telecom Italia S.p.A. share capital at December 31, 2010

Share capital (in euros)	10,688,746,056.45
Number of ordinary shares (par value 0.55 euros each)	13,407,963,078
Number of savings shares (par value 0.55 euros each)	6,026,120,661
Number of Telecom Italia ordinary treasury shares	37,672,014
Number of Telecom Italia ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of ordinary treasury shares held by the Group to total share capital	0.83%
Market capitalization (based on December 2010 average prices)	18,020 million euros

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 Shareholders

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at December 31, 2010, supplemented by communications received and other available sources of information (ordinary shares):

The shareholders of Telco (Generali Group: 30.58%; Mediobanca S.p.A.: 11.62%; Intesa Sanpaolo S.p.A.: 11.62%; Telefónica S.A.: 46.18%) signed a Shareholders’ Agreement, relevant for Telecom Italia pursuant to Legislative Decree 58/1998, art. 122.

The description of the fundamental contents of the agreement is contained in the annual Report on the Corporate Governance and Ownership Structure, published on the website www.telecomitalia.com.

Major holdings in share capital

At December 31, 2010, taking into account the results in the Shareholders Book, communications sent to Consob and the Company pursuant to Legislative Decree 58 dated February 24, 1998, art. 120 and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital are as follows:

Holder	Type of ownership	% stake in ordinary share capital

Telco S.p.A.	Direct	22.40%
Findim group S.A.	Direct	4.99%

Furthermore, the following companies, as investment advisory firms, notified Consob that they are in possession of Telecom Italia S.p.A. ordinary shares:

•

Brandes Investment Partners LP: on July 23, 2008, for a quantity of ordinary shares which at December 31, 2010 is equal to 4.02% of total Telecom Italia S.p.A. ordinary shares;

•

Blackrock Inc.: on May 20, 2010, for a quantity of ordinary shares which at December 31, 2010 is equal to 2.89% of total Telecom Italia S.p.A. ordinary shares;

•

Alliance Bernstein LP: on November 14, 2008, for a quantity of ordinary shares which at December 31, 2010 is equal to 2.06% of total Telecom Italia S.p.A. ordinary shares.

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Common representatives

The special meeting of the savings shareholders held on May 28, 2010 elected Emanuele Rimini as the common representative for three financial years (up to the approval of the financial statements at December 31, 2012).

Francesco Pensato is the common representative of the bondholders for the following bonds:

•

Telecom Italia S.p.A. 2002-2022 bonds at floating rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired (with a mandate for the three-year period 2008-2010);

•

Telecom Italia S.p.A. 1,250,000,000 euros 5.375% notes due 2019 (with a mandate for the three-year period 2009-2011).

Up to the extinguishment of the bonds, Francesco Pensato was also the common representative of the bondholders for the Telecom Italia S.p.A. 750,000,000 euros, 4.50% notes due 2011, repaid in full on January 28, 2011.

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Annual Report on Corporate Governance

The annual Report on Corporate Governance and Ownership Structure is published on the corporate website www.telecomitalia.com under the Corporate menu in Governance.

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 Performance of the stocks of the major companies in the Telecom Italia Group

Relative performance by Telecom Italia S.p.A.

1/1/2010 – 12/31/2010 vs. FTSE - All Shares Italia and DJ Stoxx TLC Index (*)

120
115
110
105
100
95
90
85
80
75
1.3034
1.2491
1.1948
1.1405
1.0862
1.0319
0.9776
0.9233
0.8690
0.8147
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Telecom Italia Ord. (*)
Telecom Italia Sav. (*)
FTSE Italy All-Shares
Dow Jones Stoxx TLC

           (*) Stock market prices. Source: Reuters.

Relative performance by Telecom Italia Media S.p.A.

1/1/2010 – 12/31/2010 vs. FTSE - All Shares Italia and DJ Stoxx Media Index (*)

130
120
110
100
90
80
70
60
50
40
30
0.68617
0.63339
0.58061
0.52783
0.47504
0.42226
0.36948
0.31670
0.26391
0.21113
0.15835
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Telecom Italia Media Ord. (*)
Telecom Italia Media Sav. (*)
FTSE Italy All-Shares
Dow Jones Stoxx Media

           (*) Stock market prices. Source: Reuters.

Relative performance by Tim Participações S.A.

1/1/2010 – 12/31/2010 vs. BOVESPA Index and ITEL Index (in Brazilian reais) (*)

120
115
110
105
100
95
90
85
80
75
8.6160
8.2570
7.8980
7.5390
7.1800
6.8210
6.4620
6.1030
5.7440
5.3850
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Tim Participações Ord.
Tim Participações Pref.
BOVESPA
ITEL

                    (*) Stock market prices. Source: Reuters.

Relative performance by Telecom Argentina S.A.

1/1/2010 – 12/31/2010 vs. MERVAL Index (in Argentine pesos) (*)

160
150
140
130
120
110
100
90
80
20.5691
19.2835
17.9980
16.7124
15.4268
14.1413
12.8557
11.5701
10.2846
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Telecom Argentina
MERVAL

                    (*) Stock market prices. Source: Reuters.

Telecom Italia S.p.A. ordinary and savings shares, Tim Participações S.A. preferred shares and Telecom Argentina S.A. Class B ordinary shares are listed on the New York Stock Exchange (NYSE). The shares are listed through American Depositary Shares (ADS) representing, respectively, 10 Telecom Italia S.p.A. ordinary shares and 10 savings shares, 10 Tim Partecipações preferred shares and 5 Telecom Argentina S.A. Class B ordinary shares.

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 Ratings at December 31, 2010

	Rating	Outlook

STANDARD & POOR'S	BBB	Stable
MOODY'S	Baa2	Stable
FITCH RATINGS	BBB	Stable

During the course of 2010, the three rating agencies - Standard & Poor’s, Moody’s and Fitch Ratings – confirmed their ratings of Telecom Italia. Specifically:

•

Standard & Poor’s confirmed its BBB rating with a stable outlook for the Group;

•

Moody’s confirmed its Baa2 rating with a stable outlook for the Group;

•

Fitch Ratings confirmed its BBB rating with a stable outlook for the Group.

Financial ratios - Telecom Italia S.p.A. and the Telecom Italia Group

Telecom Italia S.p.A.

(euros)	2010	2009	2008

Share prices (December average)
- Ordinary	0.98	1.08	1.09
- Savings	0.81	0.76	0.73
Dividends per share (1)
- Ordinary	0.058	0.050	0.050
- Savings	0.069	0.061	0.061
Pay Out Ratio(1) (*)	34%	74%	70%
Market to Book Value (**)	0.76	0.83	0.82
Dividend Yield (based on December average) (1) (***)
- Ordinary	5.93%	4.63%	4.59%
- Savings	8.47%	8.03%	8.36%

Telecom Italia Group

(euros)	2010	2009	2008

Earnings per share (basic is equal to diluted) – ordinary shares	0.16	0.08	0.11
Earnings per share (basic is equal to diluted) – savings shares	0.17	0.09	0.12

(1)

For the year 2010, the ratio was calculated on the basis of the resolution for the approval of the profit for the year proposed in the shareholders’ meeting held on April 12, 2011.

(*)

Dividends paid in the following year/Profit for the year.

(**)     Capitalization/Equity of Telecom Italia S.p.A..

(***)  Dividends per share/Share prices.

Review of Operating and Financial Performance  Telecom Italia Group

2010 Consolidated Operating Performance

The main profit indicators in 2010 compared to 2009 are the following:

	2010	2009	Change (a-b)
(millions of euros)	(a)	(b)	amount	%	% organic

REVENUES	27,571	26,894	677	2.5	(3.8)
EBITDA	11,412	11,115	297	2.7	0.1
EBITDA MARGIN	41.4%	41.3%	0.1pp
ORGANIC EBITDA MARGIN	42.8%	41.1%	1.7pp
EBIT	5,813	5,493	320	5.8	5.3
EBIT MARGIN	21.1%	20.4%	0.7pp
ORGANIC EBIT MARGIN	22.6%	20.6%	2.0pp
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	4,127	3,339	788	23.6
PROFIT FROM CONTINUING OPERATIONS	3,579	2,218	1,361	61.4
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE	(7)	(622)	615	98,9
PROFIT FOR THE YEAR	3,572	1,596	1,976	123.8
PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT	3,121	1,581	1,540	97.4

The following chart summarizes the main line items which had an impact on the profit attributable to owners of the Parent in 2010:

(millions of euros)
1,581
+320
+266
+202
+573
+615
-436
3,121
+1,540 (+97.4%)
2009
Δ EBIT
Δ Sofora fair value measurement
Δ Financial management
Δ Income tax expense
Δ Profit/loss from Discontinued Operations
Δ Profit/loss attributable to Non-controlling interests
2010

Revenues

Revenues amount to 27,571 million euros in 2010, increasing 2.5% compared to 26,894 million euros in 2009 (+677 million euros). In terms of the organic change, the reduction in consolidated revenues is 3.8% (-1,083 million euros).

In detail, the organic change in revenues is calculated by:

•

excluding the effect of the change in the scope of consolidation (848 million euros, referring to the entry in the scope of consolidation in 2010 of Intelig Telecomunicações Ltda (Brazil Business Unit) and the consolidation of the Argentina Business Unit (specifically, in the fourth quarter of 2009, revenues of the Argentina Business Unit amounted to about 642 million euros);

•

excluding the effect of exchange differences (+902 million euros, mainly due to the positive exchange rate effect of the Brazil Business Unit (2), equal to +890 million euros);

•

excluding non-organic other revenues, in 2009 and in 2010, respectively equal to 17 million euros and 7 million euros.

The breakdown of revenues by operating segment is the following:

	2010		2009		Change
(millions of euros)		% of total		% of total	amount	%	% organic

Domestic	20,068	72.8	21,663	80.5	(1,595)	(7.4)	(7.4)
- Core Domestic	19,065	69.1	20,580	76.5	(1,515)	(7.4)	(7.4)
- International Wholesale	1,569	5.7	1,710	6.4	(141)	(8.2)	(8.4)
Brazil	6,199	22.5	4,753	17.7	1,446	30.4	5.1
Media, Olivetti and Other Operations	713	2.6	670	2.5	43	6.4
Adjustments and Eliminations	(199)	(0.8)	(192)	(0.7)	(7)	(3.6)
Total consolidated revenues (excluding Argentina)	26,781	97.1	26,894	100.0	(113)	(0.4)	(4.4)
Argentina	798	2.9	-	-	798	-	24.3
Adjustments and Eliminations	(8)	-			(8)
Total consolidated revenues	27,571	100.0	26,894	100.0	677	2.5	(3.8)

The following chart summarizes the changes in organic revenues in the years under comparison:

(millions of euros)

26,894
+848
+902
+17
28,661
-1,607
+303
+156
+31
+40
-6
27,578
-7
27,571
organic change: -1,083 (-3.8%)
2009
Change in scope of consolidation effect
Foreign exchange effect
Non-organic revenues
2009 on a comparable basis
Domestic
Brazil
Argentina
Media
Olivetti
Other Operations and eliminations
2010 on a comparable basis
Non-organic revenues
2010
+677 (+2.5%)

The Domestic Business Unit (divided into Core Domestic and International Wholesale) reports a declining trend in organic revenues of -7.4% compared to 2009, in line with the decrease reported in the first half. Service revenues (19,208 million euros in 2010) post a contraction of -6.6% (compared to -6.3% in the first half). The effect of such change in the mobile area (-8.4% in 2010 compared to -7.3% in the first half) comes from the significant investment made in terms of prices from the standpoint of the competitive repositioning of TIM’s rate plans in order to regain market share. Conversely, in the fixed area, a decreasing trend is confirmed (-4.3% in 2010 compared to -4.2% in the first half). As far as handset sales are concerned, revenues total 867 million euros in 2010, with a rallying trend recorded (-22.9% in 2010 compared to -29.1% in the first half) in the fixed area (-5.0% in 2010 compared to -16.6% in the first half) thanks to an improving trend in ICT sales; the mobile area of handset sales, on the other hand, posts a slight decline (-46.9% in 2010 compared to -45.8% in the first half) but with a better trend in the fourth quarter (-39.9%) owing to the launch in the last part of the year of new internet plans which boosted the sale of handsets (smartphones and tablets) that can be used for the new internet services.

As for the Brazil Business Unit, organic revenues grew 5.1% in 2010 compared to 2009 (+2.1% in the first half). Service revenues confirm the positive trend (+5.8% in 2010, in line with the first half) driven by the increase in the customer base (+9.9 million lines compared to the end of 2009), while handset revenues post a sharp check in the trend of decreasing sales (-4.4% in 2010 compared to -39.5% in the first half).

An in-depth analysis of revenue performance by individual Business Unit is provided in the “The Business Units of the Telecom Italia Group”.

EBITDA

EBITDA is 11,412 million euros, increasing 297 million euros (+2.7%) over the prior year.  The EBITDA margin is 41.4% (41.3% in 2009). In organic terms, EBITDA is basically stable (+0.1%) while the organic EBITDA margin rose 1.7 percentage points (42.8% in 2010 compared to 41.1% in 2009).

Details of EBITDA and EBITDA margins by operating segment are as follows:

	2010		2009		Change
(millions of euros)		% of total		% of total	amount	%	% organic

Domestic	9,393	82.3	9,883	88.9	(490)	(5.0)	(2.9)
EBITDA margin	46.8		45.6		1.2 pp		2.3 pp
Brazil	1,801	15.8	1,255	11.3	546	43.5	16.6
EBITDA margin	29.1		26.4		2.7 pp		2.9 pp
Media, Olivetti and Other Operations	(27)	(0.2)	(26)	(0.2)	(1)	3.8
Adjustments and Eliminations	1	-	3	-	(2)	-
Total consolidated EBITDA (excluding Argentina)	11,168	97.9	11,115	100.0	53	0.5	(0.2)
EBITDA margin	41.7		41.3		0.4 pp		1.7 pp
Argentina	245	2.1	-	-	245		16.2
EBITDA margin	30.7
Adjustments and Eliminations	(1)	-	-	-	(1)	-
Total consolidated EBITDA	11,412	100.0	11,115	100.0	297	2.7	0.1
EBITDA margin	41.4		41.3		0.1 pp		1.7 pp

The following chart summarizes the changes in organic EBITDA:

(Revenues and income) / costs and expenses excluded from the calculation of organic EBITDA are the following:

(millions of euros)	2010	2009	Change

Expenses for mobility under Law 223/91	258	-	258
Disputes and settlements	91	154	(63)
Costs for services of the Brazil Business Unit associated with the conclusion of a dispute	-	22	(22)
Other	40	36	4
Total net non-organic (revenues and income) / costs and expenses	389	212	177

EBITDA was particularly impacted by the change in the line items analyzed below:

Acquisition of goods and services

Acquisition of goods and services stands at 11,383 million euros, decreasing 97 million euros (-0.8%) compared to 2009 (11,480 million euros). The reduction is considerably higher (-974 million euros), when excluding the impact of the entry of the Argentina Business Unit in the scope of consolidation (impact of 347 million euros in 2010) and the positive exchange rate effect of the Brazil Business Unit (+530 million euros).

This reduction, mainly in the Domestic Business Unit, refers to purchases of goods and products for marketing purposes and the portion of revenues to be paid to other operators.

In detail:

(millions of euros)	2010	2009	Change

Purchases of goods	1,568	1,852	(284)
Portion of revenues to paid to other operators and interconnection costs	4,275	4,282	(7)
Commercial and advertising costs	2,100	2,012	88
Power, maintenance and outsourced services	1,258	1,254	4
Rent and leases	594	572	22
Other service expenses	1,588	1,508	80
Total acquisition of goods and services	11,383	11,480	(97)
% of Revenues	41.3	42.7	(1.4) pp

Employee benefits expenses

Details are as follows:

(millions of euros)	2010	2009	Change

Employee benefits expenses – Italian companies:
Ordinary expenses of employees	3,313	3,467	(154)
Expenses for mobility under Law 223/91	258	-	258
Total employee benefits expenses - Italy	3,571	3,467	104
Total employee benefits expenses - Foreign	450	267	183
Total employee benefits expenses	4,021	3,734	287
% of Revenues	14.6	13.9	0.7 pp

As for the Italian component of ordinary employee benefits expenses, the decrease of 154 million euros is mainly due to the reduction in the average headcount of the salaried workforce (-3,237 compared to 2009, of whom -565 are under so-called “solidarity contracts” in Telecom Italia S.p.A. and Shared Service Center S.r.l.).

Expenses for mobility under Law 223/91 total 258 million euros for the Group and of that amount about 245 million euros refers to the Parent, Telecom Italia S.p.A., as a result of the August 4, 2010 Agreement signed with the labor unions.  The agreement covers the steps to be taken regarding employment levels during the years of the Business Plan 2010–2012, with the expectancy, among other things, of recourse to a new voluntary mobility procedure for 3,900 people in the period 2010-2012.

In determining the amount of the provision charge, account was taken of the estimated of the cost of the new mobility procedure and the estimate of the higher mobility expenses for any integration of the cost for those terminated under pre-June 2010 mobility, due to the coming into force of the so-called Economic Maneuver as a result of the postponement of the pension windows. Such expenses are determined by the eventuality that the competent institutions would not issue an adjusting maneuver and that Telecom Italia, of necessity, would be required to safeguard the effectiveness of the agreements that have already been reached.

The remaining amount of mobility expenses (13 million euros) refer to the mobility procedures under Law 223/91 signed with the labor unions by the following companies:

•

Shared Service Center, on November 16, 2010 (2 million euros);

•

Telecom Italia Sparkle, on December 7, 2010 (7 million euros);

•

Olivetti, on September 30, 2010 (3 million euros);

•

Olivetti I-Jet, on January 11, 2010 and Advalso on March 8, 2010 (1 million euros in total).

As for the foreign component of employee benefits expenses, the increase of 183 million euros is mainly due to the entry of the Argentina Business Unit in the scope of consolidation (impact of 114 million euros in 2010) and the positive exchange rate effect of the Brazil Business Unit (+39 million euros).

Average headcount of the salaried workforce is the following:

(equivalent number)	2010	2009	Change

Average salaried workforce – Italy	57,087	60,324	(3,237)
Average salaried workforce – Foreign	13,063	9,640	3,423
Total average salaried workforce (1)	70,150	69,964	186
Discontinued operations (2)– Foreign	-	2,168	(2,168)
Total average salaried workforce – including Discontinued operations	70,150	72,132	(1,982)

(1)

Includes the average headcount with temp work contracts: 84 in 2010 (68 in Italy and 16 foreign). In 2009, the average headcount was 316 (279 in Italy and 37 foreign).

(2)

In 2009, the figure refers to HanseNet Telekommunikation GmbH, sold at the beginning of 2010.

The increment in the average headcount of the salaried workforce – foreign in 2010 compared to the prior year is largely due to the addition of 3,711 persons as a result of the consolidation of the Argentina Business Unit starting from October 13, 2010.

Headcount at December 31, 2010 is the following:

(number)	12/31/2010	12/31/2009	Change

Headcount – Italy	58,045	60,872	(2,827)
Headcount – Foreign	26,155	10,512	15,643
Total (1)	84,200	71,384	12,816
Discontinued operations (2) – Foreign	-	2,205	(2,205)
Total - including Discontinued operations	84,200	73,589	10,611

(1)

Includes headcount with temp work contracts: 71 at December 31, 2010 and 56 at December 31, 2009.

(2)

At December 31, 2009, the figure refers to HanseNet Telekommunikation GmbH, sold at the beginning of 2010.

The increase in the headcount - foreign at December 31, 2010 compared to December 31, 2009 is largely due to the consolidation of the Argentina Business Unit (15,650 persons at December 31, 2010).

Other income

Details are as follows:

(millions of euros)	2010	2009	Change

Late payment fees charged for telephone services	72	71	1
Recovery of employee benefit expenses, purchases and services rendered	47	46	1
Capital and operating grants	38	49	(11)
Damage compensation, penalties and sundry recoveries	18	30	(12)
Sundry income	80	84	(4)
Total	255	280	(25)

Other operating expenses

Details are as follows:

(millions of euros)	2010	2009	Change

Writedowns and expenses in connection with credit management	478	565	(87)
Provision charges	80	168	(88)
Telecommunications operating fees and charges	484	318	166
Indirect duties and taxes	200	128	72
Penalties, settlement compensation and administrative fines	105	73	32
Association dues and fees, donations, scholarships and traineeships	24	26	(2)
Sundry expenses	51	67	(16)
Total	1,422	1,345	77

Other operating expenses grew 77 million euros compared to 2009 mainly due to the entry of the Argentina Business Unit in the scope of consolidation (impact of 83 million euros in 2010) and the increase of the Brazil Business Unit (+121 million euros including an exchange rate effect of +87 million euros), countered by the reduction of 140 million euros of the Domestic Business Unit.

In particular:

•

writedowns and expenses in connection with credit management include 317 million euros referring to the Domestic Business Unit (404 million euros in 2009) and 133 million euros to the Brazil Business Unit (153 million euros in 2009);

•

provision charges recorded mainly for pending disputes include 53 million euros referring to the Domestic Business Unit (136 million euros in 2009) and 18 million euros to the Brazil Business Unit (25 million euros in 2009).

The increase of 166 million euros in telecommunications operating fees and charges refers principally to the Brazil Business Unit which contributes a positive exchange rate effect of +50 million euros.

Finally, with regard to the Domestic Business Unit, indirect duties and taxes include expenses for 15.6 million euros for the payment, made during the year, of VAT relating to invoices of the period 2005-2009 for exports to operators in San Marino because the tax documentation was found to be incomplete.

Depreciation and amortization

Details are as follows:

(millions of euros)	2010	2009	Change

Amortization of intangible assets with a finite useful life	2,216	2,251	(35)
Depreciation of property, plant and equipment – owned and leased	3,331	3,300	31
Total	5,547	5,551	(4)

The increase in amortization and depreciation charges is due to the entry of the Argentina Business Unit in the scope of consolidation (impact of 140 million euros in 2010) and higher charges by the Brazil Business Unit (+72 million euros, including the Brazilian real/euro exchange rate effect of +195 million euros), countered by the decrease in amortization and depreciation charges of the Domestic Business Unit (-207 million euros).

Net gains (losses) on disposals of non-current assets

Net gains on disposals of non-current assets in 2010 total 11 million euros. Details are as follows:

•

gain, net of the related transaction costs, for a total of 19 million euros, in connection with the completion of the Elettra sales transactions, realized through the sale of one of the ships and the subsequent disposal of the investment by the Domestic Business Unit – International Wholesale;

•

gain, net of the related transaction costs, for about 1 million euros, in connection with the disposal, on October 5, 2010, of the entire investment held in BBNed N.V.;

•

other net losses on the sale of non-current assets for a total of 9 million euros.

In 2009, net losses on disposals of non-current assets were recorded for 59 million euros. Of that amount, 39 million euros referred to the final divestiture of the platform for credit management of the Domestic Business Unit’s fixed consumer clientele segment and 11 million euros to the sale of a 60% stake in Telecom Media News S.p.A.

Impairment reversals (losses) on non-current assets

The writedowns of non-current assets amount to 63 million euros and include 46 million euros for the impairment of the goodwill allocated to the Media Business Unit; the writedown was based on the results of the impairment test. The remaining amount comprises other writedowns of intangible and tangible assets and the provision charge for expenses connected with the transactions for the sale of BBNed and Elettra.

EBIT

EBIT is 5,813 million euros, increasing 320 million euros compared to 2009 (+5.8%). The EBIT margin is up 0.7 percentage points (from 20.4% in 2009 to 21.1% in 2010). The organic change in EBIT is an increase of 315 million euros (+5.3%) and the organic EBIT margin grew to 22.6% in 2010 from 20.6% in 2009.

The following chart summarizes the changes in EBIT:

(Revenues and income) / costs and expenses excluded from the calculation of organic EBIT are the following:

(millions of euros)	2010	2009	Change

Non-organic costs and expenses already described under EBITDA	389	212	177
Losses (Gains) from the sale of buildings, investments and other-non-current assets and net writedowns on non-current assets	(17)	50	(67)
Impairment loss on the Media Business Unit	46		46
Other expenses, net	-	6	(6)
Total net non-organic (revenues and income)/costs and expenses	418	268	150

Share of profits (losses) of associates and joint ventures accounted for using the equity method

Details are as follows:

(millions of euros)	2010	2009	Change

ETECSA	84	54	30
Other	15	13	2
Total	99	67	32

The investment in EtecSA (Cuba) has been classified in Non-current assets held for sale starting from the month of October 2010. As a consequence, the investment value includes not only the share of results up to September 30, 2010 but also an impairment reversal of 30 million euros, recorded up to the limit of the impairment losses recorded previously. Such reversal was carried out in accordance with IFRS 5 following the agreements reached at the end of 2010 for the sale of the investment. The sale was finalized on January 31, 2011. Further details are provided in the Note “Events subsequent to December 31, 2010” in the consolidated financial statements at December 31, 2010 of the Telecom Italia Group.

Other income (expenses) from investments

Other income (expenses) from investments in 2010 is an income balance of 289 million euros and specifically include the revaluation, net of the negative exchange rate effect, of 266 million euros on the investment interest already held in Sofora Telecomunicaciones (50%). In particular, as set forth in IFRS 3, following the acquisition of control of Sofora Telecomunicaciones, which took place on October 13, 2010 through the acquisition of a further 8% stake, the investment interest previously held in the subsidiary, accounted for using the equity method, was remeasured at fair value at the acquisition date of control.

The line item also includes the net gain of 29 million euros realized on the settlement agreement reached between the Telecom Italia Group and the Bolivian government for the resolution of the dispute over the May 1, 2008 expropriation by that government of the investment held by the Group in Entel Bolivia.

In 2009, the balance of Other income (expenses) from investments was an expense balance of 51 million euros and included the writedown of 39 million euros on the investment in Italtel Group.

Finance income (expenses)

Details are as follows:

(millions of euros)	2010	2009	Change

Fair value measurement of call options on 50% of Sofora Telecomunicaciones share capital	-	60	(60)
Early termination of derivative instruments	(9)	22	(31)
Net finance expenses, fair value adjustments of derivatives and underlyings and other items	(2,065)	(2,252)	187
Total	(2,074)	(2,170)	96

The change in finance income (expenses) is impacted by the general reduction in interest rates and lower net debt exposure.

Income tax expense

Income tax expense is 548 million euros, decreasing 573 million euros compared to 2009 (1,121 million euros). Specifically, while income taxes of the Parent, Telecom Italia S.p.A. are basically stable, the Brazil Business Unit has a tax benefit of about 700 million euros arising mainly from the recognition of deferred tax assets in connection with the fiscal recoverability of tax loss carryforwards which became recoverable on the basis of estimated future taxable income.

Profit (Loss) from Discontinued operations/Non-current assets held for sale

In 2010, the balance is a loss of 7 million euros and includes expenses incurred in connection with sales transactions of prior years, whereas in 2009 (-622 million euros), the balance included the impairment charge on the goodwill allocated to the broadband operations in Germany and also the negative contribution to the consolidated financial statements by HanseNet, sold at the beginning of 2010.

Profit for the year

The profit for the year can be analyzed as follows:

(millions of euros)	2010	2009

Profit for the year	3,572	1,596
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	3,128	2,203
Profit (loss) from Discontinued operations/Non-current assets held for sale	(7)	(622)
Profit for the year attributable to owners of the Parent	3,121	1,581
Non-controlling interests:
Profit (loss) from continuing operations	451	15
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	-
Profit (loss) attributable to Non-controlling interests	451	15

Consolidated financial position performance

Financial position structure

(millions of euros)	12/31/2010	12/31/2009	Change
	(a)	(b)	(a-b)

ASSETS
Non-current assets	73,153	68,611	4,542
Goodwill	43,912	43,615	297
Intangible assets with a finite useful life	7,903	6,284	1,619
Tangible assets	16,550	15,013	1,537
Other non-current assets	4,788	3,699	1,089
Current assets	15,589	16,423	(834)
Inventories, Trade and miscellaneous receivables and other current assets	8,177	7,855	322
Current income tax receivables	132	79	53
Investments	-	39	(39)
Securities other than investments, Financial receivables and other current financial assets, Cash and cash equivalents	7,280	8,450	(1,170)
Discontinued operations/Non-current assets held for sale	389	1233	(844)
of a financial nature	-	81	(81)
of a non-financial nature	389	1,152	(763)
	89,131	86,267	2,864
EQUITY AND LIABILITIES
Equity	32,610	27,120	5,490
Non-current liabilities	38,450	39,936	(1,486)
Current liabilities	18,071	18,244	(173)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale	-	967	(967)
of a financial nature	-	659	(659)
of a non-financial nature	-	308	(308)
	89,131	86,267	2,864

The consolidated financial position at December 31, 2010 includes the data of the Argentina Business Unit. In particular, in conformity with the requirements of IFRS 3, all the assets and liabilities of the acquired Sofora  group have been measured for their recognition at fair value. Although the measurement for the 2010  financial statements has been performed in an exhaustive manner, as set out in the reporting standard, within 12 months following the operation, such provisional values could be the subject of further analysis and possible adjustment.

Non-current assets

•

Goodwill: increased 297 million euros due to the following:

•

recognition of goodwill for 166 million euros following the acquisition of control and subsequent consolidation of the Sofora group (Argentina Business Unit);

•

effect of the change in exchange rates for a total of 188 million euros, mainly relating to the Brazilian companies;

•

writedown of 46 million euros on goodwill allocated to the Media Business Unit, carried out on the basis of the results of the impairment test;

•

reduction of goodwill as a result of the sale of the BBNed group (goodwill of 5 million euros) and Elettra (goodwill of 6 million euros).

•

Intangible assets with a finite useful life: increased 1,619 million euros, from 6,284 million euros at the end of 2009 to 7,903 million euros at December 31, 2010, as a result of the following:

•

additions (+1,781 million euros);

•

amortization charge for the year (-2,216 million euros);

•

entry of the Argentina Business Unit in the scope of consolidation (+1,807 million euros);

•

disposals, exchange differences, other changes in the scope of consolidation, reclassifications and other movements (for a net balance of +246 million euros).

•

Tangible assets: increased 1,537 million euros from 15,013 million euros at the end of 2009 to 16,550 million euros at December 31, 2010, as a result of the following:

•

additions (+2,802 million euros);

•

depreciation charge for the year (-3,331 million euros);

•

entry of the Argentina Business Unit in the scope of consolidation (+1,823 million euros);

•

disposals, exchange differences, other changes in the scope of consolidation, reclassifications and other movements (for a net balance of +243 million euros).

Discontinued operations/Non-current assets held for sale

At December 31, 2010, following the decision to proceed with its disposal, which effectively occurred on January 31, 2011, the investment in EtecSA Cuba is considered an investment held for sale. Accordingly, at the end of the year, the entire amount of the investment, equal to 389 million euros, was reclassified to “Discontinued operations/Non-current assets held for sale – of a non-financial nature” in the statement of financial position.

At December 31, 2009, the net Discontinued operations referred to HanseNet Telekommunikation GmbH, sold at the beginning of 2010, and included:

•

assets of a financial nature for 81 million euros;

•

goodwill for 103 million euros;

•

other assets of a non-financial nature for 1,049 million euros;

•

liabilities of a financial nature for 659 million euros;

•

liabilities of a non-financial nature for 308 million euros.

Consolidated equity

Consolidated equity amounts to 32,610 million euros (27,120 million euros at December 31, 2009), of which 28,819 million euros is attributable to owners of the Parent (25,952 million euros at December 31, 2009) and 3,791 million euros is attributable to Non-controlling interests (1,168 million euros at December 31, 2009).

In greater detail, the changes in equity are the following:

(millions of euros)	2010	2009

At the beginning of the year	27,120	26.328
Profit for the year	4.568	1.572
Dividends declared by:	(1.164)	(1.053)
- Telecom Italia S.p.A.	(1.029)	(1.029)
- Other Group companies	(135)	(24)
Effect of capital transactions by Telecom Italia Media	47	-
Bond conversions, equity instruments granted and purchase of treasury shares	32	(9)
Change in scope of consolidation and other changes	2.007	282
At the end of the year	32.610	27.120

Net financial debt and cash flows

Net financial debt is composed as follows:

Net financial debt

(millions of euros)	12/31/2010	12/31/2009	Change

	(a)	(b)	(a-b)
NON-CURRENT FINANCIAL LIABILITIES
Bonds	24,589	26,369	(1,780)
Amounts due to banks, other financial payables and liabilities	8,317	8,863	(546)
Finance lease liabilities	1,442	1,565	(123)
	34,348	36,797	(2,449)
CURRENT FINANCIAL LIABILITIES (*)
Bonds	4,989	3,667	1,322
Amounts due to banks, other financial payables and liabilities	1,661	3,024	(1,363)
Finance lease liabilities	232	250	(18)
	6,882	6,941	(59)
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	-	659	(659)
TOTAL GROSS FINANCIAL DEBT	41,230	44,397	(3,167)

NON-CURRENT FINANCIAL ASSETS
Securities other than investments	(13)	(15)	2
Financial receivables and other non-current financial assets	(1,850)	(1,104)	(746)
	(1,863)	(1,119)	(744)
CURRENT FINANCIAL ASSETS
Securities other than investments	(1,316)	(1,843)	527
Financial receivables and other current financial assets	(438)	(1,103)	665
Cash and cash equivalents	(5,526)	(5,504)	(22)
	(7,280)	(8,450)	1,170
Financial assets relating to Discontinued operations/Non-current assets held for sale	-	(81)	81
TOTAL FINANCIAL ASSETS	(9,143)	(9,650)	507

NET FINANCIAL DEBT CARRYING AMOUNT	32,087	34,747	(2,660)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(619)	(798)	179
ADJUSTED NET FINANCIAL DEBT	31,468	33,949	(2,481)
Detailed as follows:
TOTAL ADJUSTED GROSS FINANCIAL DEBT	39,383	42,980	(3,597)
TOTAL ADJUSTED FINANCIAL ASSETS	(7,915)	(9,031)	1,116

(*) of which current portion of medium/long-term debt:
Bonds	4,989	3,667	1,322
Amounts due to banks, other financial payables and liabilities	919	2,576	(1,657)
Finance lease liabilities	232	250	(18)

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range 60% - 70% for the fixed-rate component and 30% - 40% for the variable-rate component.

In managing market risks, the Group has adopted a “Guideline policy for debt management using derivative instruments” and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates, featuring prominently in the financial markets beginning in the fourth quarter of 2008, significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities.

Having said this and in order to present a more realistic analysis of net financial debt, starting from the June 2009 report, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a new indicator is also presented denominated “Adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities. The measurement of derivative financial instruments, which also has the objective of pre-setting the exchange rate and the interest rate of future variable contractual flows, does not, in fact, require an actual financial settlement.

Treasury policies

The Group employs a variety of instruments to finance its operations and raise liquidity. The main instruments used are bond issues, alongside committed and uncommitted bank lines.

Telecom Italia has a centralized treasury which operates in the interests of the entire Group:

-

allocating liquidity where necessary

-

mobilizing excess liquidity of the Group companies

-

guaranteeing an adequate level of liquidity compatible with individual needs

-

acting on behalf of its subsidiaries to negotiate bank lines

-

providing financial consulting services to its subsidiaries

These activities reduce the Group companies’ need to seek bank lines and enable those companies to obtain better conditions from the banking system keeping a constant watch over cash flows and ensuring a more efficient use of liquidity in excess of requirements.

It should be noted that the acquisition of the controlling stake in the Sofora group, with its consequent entry in the scope of consolidation of the Telecom Italia Group, did not require any cash payment by the Telecom Italia Group. Moreover, at December 31, 2010, the Argentina Business Unit has cash resources for a net amount of 86 million euros, while net financial debt was approximately 15 million euros at the consolidation entry date.

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2010:

(*) Fair value adjustment of derivatives and related financial assets and liabilities.

Net operating free cash flow

(millions of euros)	2010	2009	Change

EBITDA	11,412	11,115	297
Capital expenditures on an accrual basis	(4,583)	(4,543)	(40)

Change in net operating working capital:	(223)	(185)	(38)
Change in inventories	96	(30)	126
Change in trade receivables and net amounts due on construction contracts	13	336	(323)
Change in trade payables (*)	(175)	(376)	201
Other changes in operating receivables/payables	(157)	(115)	(42)
Change in provisions for employees benefits	73	(173)	246
Change in operating provisions and Other changes	(466)	84	(550)
Net operating free cash flow	6,213	6,298	(85)
% of Revenues	22.5	23.4	(0.9) pp

(*) Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, net operating free cash flow in 2010 has been particularly impacted by the following:

Capital expenditures on an accrual basis

The breakdown is as follows:

(millions of euros)	2010		2009		Change
	% of total		% of total

Domestic	3,106	67.8	3,515	77.4	(409)
Brazil	1,216	26.5	964	21.2	252
Media, Olivetti and Other Operations	76	1.7	64	1.4	12
Adjustments and Eliminations	(3)	(0.1)	-	-	(3)
Total consolidated capital expenditures (excluding Argentina)	4,395	95.9	4,543	100.0	(148)
% of Revenues	16.4%		16.9%		(0.5) pp
Argentina	188	4.1	-	-	188
Total consolidated capital expenditures	4,583	100.0	4,543	100.0	40
% of Revenues	16.6%		16.9%		(0.3) pp

Capital expenditures in 2010 total 4,583 million euros, increasing 40 million euros compared to 2009. Specifically, the significant decrease in capital expenditures of the Domestic Business Unit (-409 million euros; -11.6%) benefits also from diffusion of the effects of the programs to cut costs and capital expenditures begun in 2009. However, such benefit is offset by the entry of the Argentina Business Unit in the scope of consolidation (+188 million euros) and the increase in capital expenditures by the Brazil Business Unit which is not only impacted by the change in the Brazilian real/euro exchange rate (+180 million euros) but also by higher investments for the expansion of the network and the IT platform.

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized during 2010 resulted in a positive effect on net financial debt at December 31, 2010 of 1,209 million euros (1,034 million euros at December 31, 2009).

Change in operating Provisions and the Telecom Italia Sparkle case

With reference to the Telecom Italia Sparkle case, it should be noted that on July 19, 2010, after an in-depth evaluation, also in light of the opinions expressed by authoritative professionals, the company decided to pay the reduced fine (25% instead of 100% of the amount fined) and the full amount of VAT considered non-deductible and the relative interest, for a total amount of 418 million euros.

The payment of such amount required the partial utilization of the Provision (equal to a total of 507 million euros) set aside in prior years. Specifically, operating free cash flow included an impact of 389 million euros for the change in operating provisions, whereas the remaining 29 million euros brought an impact on items of a non-operating nature, since it related to financial interest. Following the above payment, the bank surety at one time provided to the Tax Authorities of about 123 million euros was released.

Moreover, in August 2010, Telecom Italia Sparkle’s appeal was upheld to revoke the seizure as a precautionary measure for the sum of 298 million euros (corresponding to the “VAT receivable unlawfully deducted for the tax years relating to the alleged illegal activities under investigation”) ordered by the Prosecutor’s Office in Rome in February 2010. As a result, the restitution of such sums has been arranged, except for 10 million euros which will remain under seizure for precautionary reasons in connection with the criminal case in progress.

Further details are provided in the Note “Litigations, Pending Legal Action and Other Information” in the consolidated financial statements at December 31, 2010 of the Telecom Italia Group.

The following also had an effect on net financial debt during 2010:

Sale of investments and other disposals flow

Sale of investments and other disposals flow amounts to 973 million euros and mainly refers to:

•

for 811 million euros, the sale of HanseNet, inclusive of negative cash flow of about 50 million euros, generated by the company sold from January 1, 2010 to the date of sale (February 16, 2010);

•

for 35 million euros, transactions for the sale of Elettra, including collection for the sale of one of the ships owned by the company and the subsequent sale of the investment itself;

•

for 47 million euros, the sale of BBNed, inclusive of the net financial debt of the company sold;

•

for 71 million euros, the reimbursement received after reaching a settlement agreement between the Telecom Italia Group and the Bolivian government for the resolution of the dispute over the May 1, 2008 expropriation by that government of the investment held by the Group in Entel Bolivia.

Share capital increases

Share capital increases amount to 67 million euros. Of that amount, 44 million euros refers to the share capital increase of Telecom Italia Media and 23 million euros to the share capital increase effected by the Parent, Telecom Italia S.p.A., as part of the broad-based employee share ownership Plan.

In particular:

•

the Telecom Italia Media capital increase ended in June 2010, for a total amount of 239.5 million euros. An amount of 44 million euros refers to the portion of Telecom Italia Media’s capital increase, net of incidental charges, subscribed by the market, whereas the total remaining portion was subscribed by the Telecom Italia Group. Following the capital increase, the percentage holding in Telecom Italia Media’s capital held by the Telecom Italia Group rose from 67.96% to 77.42%

•

as far as the share offer to employees is concerned, on July 29, 2010,  27,056,139 ordinary Telecom Italia were issued (equal to 0.20% of the class of stock and equal to 87% of the maximum amount of 31,000,000 ordinary shares voted by the board of directors on May 6, 2010 in execution of the mandate received from the shareholders’ meeting held on April 29, 2010).

The subscription period for the offer to the employees was from June 28 to July 9, 2010. Over 9,000 employees (about 16% of those entitled) subscribed to the shares. The ordinary shares were offered at a subscription price of 0.84 euros, corresponding to the arithmetic mean of the stock market prices of Telecom Italia ordinary shares between May 25, 2010 and June 25, 2010 on the Mercato Telematico Azionario (Electronic Stock Market), discounted by 10%.

Following this operation, the total number of Telecom Italia ordinary shares issued is 13,407,963,078 and the share capital of Telecom Italia is equal to 10,688,746,056.45 euros.

Finance expenses, income taxes and other net non-operating requirements flow

Finance expenses, income taxes and other net non-operating requirements flow mainly includes the payment, made in 2010, for net finance expenses, income taxes and also the change in non-operating receivables and payables.

Gross financial debt

Bonds

Bonds at December 31, 2010 are recorded for 29,578 million euros (30,036 million euros at December 31, 2009). Their nominal repayment amount is 28,329 million euros, decreasing 777 million euros compared to December 31, 2009 (29,106 million euros).

The change in bonds during 2010 is as follows:

NEW ISSUES

(millions of original currency)	Currency	Amount	Issue date

Telecom Italia Finance S.A. 107.7 million euros Floating Rate Notes Euribor 3 months + 1.3% maturing 3/14/2012 (1)	Euro	107.715	3/12/2010
Telecom Italia S.p.A. 1,250 million euros 5.25% maturing 2/10/2022	Euro	1,250	2/10/2010

(1) These bonds were issued as a result of the contract terms established by the current bonds denominated “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the Company in 2009. In fact, under the Terms and Conditions, the holders of the bonds for a nominal amount of 31,115,000 euros waived their right to extend the bonds’ maturity to 2012 and were reimbursed for that amount on June 14, 2010. For the remaining amount of 107,715,000 euros, bonds were issued on March 12, 2010 denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

REPAYMENTS

(millions of original currency)	Currency	Amount	Repayment date

Telecom Italia Capital S.A. 4.875% 700 million dollars, issued with a guarantee from Telecom Italia S.p.A.	USD	700	10/1/2010
Telecom Italia Finance Floating Rate Notes 138.83 million euros 3-month Euribor + 1.30% (2)	Euro	138.83	6/14/2010
Telecom Italia S.p.A. Floating Rate Notes 796 million euros 3-month Euribor + 0.20% (3)	Euro	796	6/7/2010
Telecom Italia Capital S.A. 4% 1,250 million dollars, issued with a guarantee from Telecom Italia S.p.A.	USD	1,250	1/15/2010
Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with a repayment premium	Euro	574	1/1/2010

(2) These bonds were repaid as a result of the contract terms established by the current bonds denominated “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the Company in 2009. In fact, under the Terms and Conditions, the holders of the bonds for a nominal amount of 31,115,000 euros waived their right to extend the bonds’ maturity to 2012 and were reimbursed for that amount on June 14, 2010. For the remaining amount of 107,715,000 euros, bonds have been issued on March 12, 2010 denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

(3) Net of 54 million euros bought back by the Company during 2009.

BUYBACKS

As occurred in 2008 and 2009, in 2010, the Telecom Italia Group bought back bonds to:

•

give investors a further possibility of monetizing their positions;

•

partially repay some debt securities before maturity, increasing the overall return on the Group’s liquidity without inviting any additional risks.

In particular, the following bonds were repurchased:

(millions of original currency)	Currency	Amount	Buyback period
Telecom Italia Finance S.A. 1,884 million euros 7.50% maturing April 2011 (4)	Euro	113.432	January - May 2010
(4) In October 2009, an amount of 2,683 million euros had already been bought back. The total amount bought back in 2009 and 2010 is therefore 116.115 million euros.

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, the nominal amount at December 31, 2010 is equal to 305 million euros and decreased by 43 million euros compared to December 31, 2009 (348 million euros).

***

Revolving Credit Facility and Term Loan

The following table shows the composition and the drawdown of the syndicated committed credit lines available at December 31, 2010. These are represented by the Revolving Credit Facility for a total of 8 billion euros expiring August 2014 and the new syndicated revolving line for a total of 1.25 billion euros signed February 12, 2010 and expiring February 2013. In January 2010, the syndicated line denominated Term Loan 2010 for 1.5 billion euros became due and was repaid with cash resources:

	12/31/2010		12/31/2009
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down

Term Loan – expiring 2010	--	--	1.5	1.5
Revolving Credit Facility – expiring 2013	1.25	--	--	--
Revolving Credit Facility – expiring 2014	8.0	1.5	8.0	1.5
Total	9.25	1.5	9.5	3.0

Lehman Brothers Bankhaus AG London Branch bank is the Lender of the Revolving Credit Facility expiring 2014 with a commitment of 19 million euros and an amount disbursed of 3.5 million euros.

The bank’s commitment under the Term Loan of 19.9 million euros, disbursed in full, was duly repaid on the loan’s expiration date of January 28, 2010.

With regard to Lehman Brothers Bankhaus AG’s commitment, the Telecom Italia Group has not received any communication from Lehman Brothers Bankhaus AG, or from its representatives or directors or agent of the committed facilities which, at this time, entails changes compared to the situation prior to the bankruptcy of Lehman Brothers Holding Inc..

On July 14, 2010, a bilateral stand-by credit line was secured for 120 million euros for a period of 18 months (expiring January 13, 2012) from Banca Regionale Europea and has been completely drawn down.

On December 20, 2010, a revolving bilateral credit line was secured for 200 million euros for a period of 18 months (expiring June 19, 2012) from Unicredit S.p.A., drawn down for 120 million euros.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) is 7.55 years.

The average cost of the Group’s debt, considered as the cost for the period calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.2%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amount, as contractually agreed, reference should be made to the Notes “Financial liabilities (current and non-current)” and “Financial risk management” in the consolidated financial statements at December 31, 2010 of the Telecom Italia Group.

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin, calculated as the sum of Cash and cash equivalents and Securities other than investments, amounts to 6,841 million euros at December 31, 2010 (7,347 million euros at December 31, 2009) which, together with its unused committed credit lines for 7.8 billion euros, allows the Group to amply meet its repayment obligations over the next 24 months.  Notwithstanding the amount of the financing repayments made in the first nine months of 2010 (about 5.8 billion euros), cash provided by operating activities and the new bond issues enable the Group to maintain an adequate level of liquidity.

In particular:

•

Cash and cash equivalents amount to 5,526 million euros (5,504 million euros at December 31, 2009). The different technical forms of investing available cash at December 31, 2010, which include euro commercial paper for 215 million euros, can be analyzed as follows:

-

Maturities: investments have a maximum maturity of three months;

-

Counterpart risk: investments are made with leading banking, financial and industrial institutions with high-credit-quality and at least an A- rating. Investments by companies in South America have been made with leading local counterparts;

-

Country risk: investments are made mainly in major European financial markets.

•

Securities other than investments amount to 1,316 million euros (1,843 million euros at December 31, 2009).  Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. These mainly consist of 1,159 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. (with A ratings by S&P’s) and 149 million euros of bonds issued by counterparts with a rating of at least BBB+ with different maturities, but all with an active market, that is, readily convertible into cash.

In the fourth quarter of 2010, adjusted net financial debt decreased 1,517 million euros. The effects of the positive changes in operations in addition to the consolidation of the Sofora group were only partly absorbed by tax payments.

Adjusted net financial debt

(millions of euros)	12/31/2010	9/30/2010	Change

NET FINANCIAL DEBT CARRYING AMOUNT	32,087	33,773	(1,686)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(619)	(788)	169
ADJUSTED NET FINANCIAL DEBT	31,468	32,985	(1,517)
Breakdown as follows:
TOTAL ADJUSTED GROSS FINANCIAL DEBT	39,383	39,335	48
TOTAL ADJUSTED NET FINANCIAL ASSETS	(7,915)	(6,350)	(1,565)

Research and Development

As for Research and Development, this area is discussed in a specific paragraph of the Sustainability Section under “The Community” in this Report on Operations.

Events Subsequent to December 31, 2010

With regard to subsequent events, reference should be made to the specific Note “Events subsequent to December 31, 2010” in the consolidated financial statements at December 31, 2010 of the Telecom Italia Group.

Business Outlook for the Year 2011

As for the Telecom Italia Group’s outlook for the current year, the objectives linked with the principal economic indicators, as outlined in the Business Plan 2011-2013, are, for the full year 2011:

•

Organic revenues and EBITDA basically stable compared to 2010 (considering the Argentina Business Unit consolidated for 12 months);

•

Capital expenditures: approximately 4.8 billion euros;

•

Adjusted net financial debt: about 29.5 billion euros at the end 2011.

Principal risks and uncertainties

The business outlook for 2011 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

The following are the main risks and uncertainties concerning the Telecom Italia Group’s activities in 2011.

Macroeconomic trend

In 2011, growth of the Italian economy should be on levels similar to those recorded in 2010. In fact, despite expectations of a further growth in exports, weak internal demand and policies reducing the public debt will adversely affect the intensity of recovery. Private consumption, in particular, will continue to be affected by a strong uncertainty over the employment situation and a possible rise in interest rates.

As far as the South American market is concerned, especially in reference to Brazil and Argentina, the recovery recorded in 2010, after the contraction displayed following the world financial crisis, is expected to be confirmed in 2011.

In Brazil, in particular, trade levels in 2010 exceeded the levels reached before the financial crisis, with raw materials accounting for a higher share of total exports; a possible fall in raw materials prices could jeopardize growth. In general, Asia and Europe represent the most important export markets for the country. On the internal market front, the trend of increasing disposable income for the more than 100 million middle class citizens (Segment C) represents a sustaining factor in the future growth of the country; possible slowdowns in the trend could reflect on the demand for telecommunications services.

In Argentina, the inflation level has risen since 2005, remaining relatively high from 2006 to 2010. The recent gains recorded in the economy could produce a rise in inflation, which could lead to a downturn in consumption, including those of telecommunications services.

However, regarding the forthcoming presidential elections in 2011, there exists uncertainty over the future evolution of the political and economic context of the country.

Telecommunications market trend

In the Domestic market, Telecommunications affirms itself as the sector fundamental to contemporary society Telecommunications today is characterized by a pervasive and inescapable role, thanks also to the increasingly-growing contribution of innovative services centered on mobile and fixed broadband, and for this reason only to a limited extent subject to a procyclical trend. A less favorable evolution than today’s foreseeable macroeconomic context could however impact customers’ spending capacity, particular in the Business segment.

In a scenario of fierce competition and a high degree of innovation, characterized by a growing complexity encouraged also by convergence among the TLC, IT, Media and Consumer Electronics markets, competitive changes featuring a singular aggressiveness could give rise to pressure over the prices of traditional and innovative services.

Moreover, affirming themselves in the market are new subjects (Over the Top) which adopt business models that are different to traditional telecommunications operators and hence could erode revenue shares.

The market of telecommunications in Brazil is primed for further growth, especially in the mobile telephony market, with the acceleration of the replacement of fixed with mobile telephony. Mobile broadband increasingly represents a particularly competitive alternative to fixed broadband owing both to the features of fixed networks and the geographical peculiarities of the country. A possibly less favorable evolution of the macroeconomic and competitive context compared with expectations could lead to a lower growth of the telecommunications market.

As far as the telecommunications market in Argentina is concerned, fixed voice telephony services are expected to remain stable, being that this is a substantially mature market; there continues an expectation of significant growth for both fixed and mobile broadband services.

Nevertheless, the implementation of number portability in Argentina by the end of 2011 could lead to a higher level of competition in the mobile business, insofar as it could give rise to aggressive customer retention and loyalty initiatives on the part of Argentine mobile operators.

Financial risks

On January 25, 2011, Telecom Italia S.p.A. has already proceeded to carry out transactions to refinance its debt by issuing bonds for 1,000 million euros, 5.125% annual coupon, maturing January 25, 2016.

The Telecom Italia Group pursues a policy of managing financial risks (market risk, credit risk and liquidity risk) by the definition, at a central level, of guidelines for directing operations, the identification of the most suitable financial instruments to reach prefixed objectives, the monitoring of the results achieved and the exclusion of the use of financial instruments for speculative purposes.

Furthermore, the Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a treasury margin to cover refinancing requirements at least for the next 12-18 months with liquidity and committed syndicated credit lines.

The particular climate of the financial markets has persuaded the Telecom Italia Group to adopt a more conservative approach than the aforementioned policy and – at the end of 2010 – the Group has a treasury margin able to meet debt repayment obligations for the next 24 months. Consequently, the Telecom Italia Group can wait for the most appropriate time to access the financial markets. Further details are provided in the Note “Financial risk management” to the consolidated financial statements at December 31, 2010 of the Telecom Italia Group.

Consolidated Financial Statements – Telecom Italia Group

Separate Consolidated Income Statements

Consolidated Statements of Comprehensive Income

In accordance with revised IAS 1 (Presentation of Financial Statements), the following statements of comprehensive income include the profit for the year as shown in the separate consolidated income statements and all non-owner changes in equity.

Consolidated Statements of Financial Position

Consolidated Statements of Cash Flows

(millions of euros)	Year 2010	Year 2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Profit from continuing operations	3,579	2,218
Adjustments for:		
Depreciation and amortization	5,547	5,551
Impairment losses (reversals) on non-current assets (including investments)	(116)	27
Net change in deferred tax assets and liabilities	(750)	(48)
Losses (gains) realized on disposals of non-current assets (including investments)	(41)	55
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(99)	(67)
Change in employee benefits	73	(173)
Change in inventories	96	(30)
Change in trade receivables and net amounts due from customers on construction contracts	13	336
Change in trade payables	(278)	(995)
Net change in current income tax receivables/payables	(170)	(1,170)
Net change in miscellaneous receivables/payables and other assets/liabilities	(981)	(229)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	**6,873**	**5,475**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of intangible assets on an accrual basis	*(1,781)*	*(2,017)*
Purchase of tangible assets on an accrual basis	*(2,802)*	*(2,526)*
Total purchase of intangible and tangible assets on an accrual basis	(4,583)	(4,543)
Change in amounts due to fixed asset suppliers	*103*	*619*
Total purchase of intangible and tangible assets on a cash basis	(4,480)	(3,924)
Acquisition of control of subsidiaries or other businesses	(4)	-
Net cash and cash equivalents arising from the acquisition of the control of the Sofora group - Ar	392	-
Acquisitions/disposals of other investments	35	(6)
Change in financial receivables and other financial assets	502	(692)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of	180	(13)
Proceeds from sale/repayment of intangible, tangible and other non-current assets	56	66
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	**(3,319)**	**(4,569)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Change in current financial liabilities and other	957	(1,123)
Proceeds from non-current financial liabilities (including current portion)	2,007	5,563
Repayments of non-current financial liabilities (including current portion)	(5,842)	(4,260)
Consideration paid for equity instruments	-	(11)
Share capital proceeds/reimbursements (including subsidiaries)	67	-
Dividends paid	(1,093)	(1,050)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	**(3,904)**	**(881)**
CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	**-**	**61**
AGGREGATE CASH FLOWS (E=A+B+C+D)	**(350)**	**86**
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)	**5,484**	**5,226**
Net foreign exchange differences on net cash and cash equivalents (G)	148	172
NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR (H=E+F+G)	**5,282**	**5,484**

Additional Cash Flow Information

(millions of euros)	Year 2010	Year 2009
Income taxes (paid) received	(1,392)	(2,301)
Interest expense paid	(3,079)	(3,250)
Interest income received	1,176	1,025
Dividends received	3	4

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

(millions of euros)	Year 2010	Year 2009
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:		
Cash and cash equivalents - from continuing operations	5,504	5,396
Bank overdrafts repayable on demand - from continuing operations	(101)	(190)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	81	20
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	-	-
	5,484	5,226
NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR:		
Cash and cash equivalents - from continuing operations	5,526	5,504
Bank overdrafts repayable on demand - from continuing operations	(244)	(101)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	81
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	-	-
	5,282	5,484

Highlights – The Business Units of the Telecom Italia Group

The data of the Telecom Italia Group are presented in this Annual Report based on the following operating segments:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (international wholesale) as well as the relative support activities;

•

Brazil Business Unit: includes mobile (TIM Brasil) and fixed (Intelig) telecommunications operations in Brazil;

•

Argentina Business Unit: comprises fixed (Telecom Argentina) and mobile (Telecom Personal) telecommunications operations in Argentina, and mobile (Nucleo) telecommunications operations in Paraguay;

•

Media Business Unit: includes television network operations and management;

•

Olivetti Business Unit: includes manufacturing operations for digital printing systems, office products and Information Technology services;

•

Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Following the sale in February 2010 of HanseNet, which had already been classified in Discontinued operations, the European Broadband Business Unit is no longer presented. The other companies of that Business Unit were included in Other Operations until their sale in October 2010.

Beginning January 1, 2010, the companies Shared Service Center and HR Services, previously consolidated under Other Operations, are now consolidated in the Domestic Business Unit. For purposes of comparison, the disclosure by operating segment for the periods under comparison has been appropriately reclassified:

	Revenues		EBITDA		EBIT		Capital expenditures		Headcount at year-end (number)

(millions of euros)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Domestic	20,068	21,663	9,393	9,883	5,162	5,393	3,106	3,515	56,530	59,367
Brazil	6,199	4,753	1,801	1,255	685	209	1,216	964	10,114	9,783
Argentina	798	-	245	-	105	-	188	-	15,650	-
Media	258	230	13	(9)	(92)	(80)	67	53	777	757
Olivetti	391	350	(19)	(14)	(24)	(19)	5	4	1,090	1,098
Other Operations	64	90	(21)	(3)	(38)	(30)	4	7	39	379
Adjustments and Eliminations	(207)	(192)	-	3	15	20	(3)	-	-	-
Consolidated total	27,571	26,894	11,412	11,115	5,813	5,493	4,583	4,543	84,200	71,384

The main operating data of the Telecom Italia Group Business Units are presented in the following table:

	12/31/2010	12/31/2009	12/31/2008

DOMESTIC FIXED
Fixed-line network connections in Italy at year-end (thousands)	17,609	18,525	20,031
Physical accesses (Consumer+Business) at year-end (thousands)	15,351	16,097	17,352
Voice pricing plans (thousands)	5,734	5,417	5,834
Broadband accesses in Italy at year-end (thousands)	9,058	8,741	8,134
of which retail accesses (thousands)	7,175	7,000	6,754
Virgilio average daily page views during period (millions)	45.5	44.7	44.8
Virgilio average daily single visitors (millions)	3.7	3.2	2.5
Network infrastructure in Italy:
- access network in copper (millions of km - pair)	111.7	110.5	109.3
- access and carrier network in optical fiber (millions of km - fiber)	4.3	4.1	3.9
Network infrastructure abroad:
- European backbone (km of fiber)	55,000	55,000	55,000
- Mediterranean (km of submarine cable)	7,000	7,000	7,000
- South America (km of fiber)	30,000	30,000	30,000
Total traffic:
Minutes of traffic on fixed-line network (billions)	121.5	134.4	144.3
- National traffic	104.1	115.6	125.3
- International traffic	17.4	18.8	19.0

DOMESTIC MOBILE
Number of lines at year-end (thousands)	31,018	30,856	34,797
of which prepaid lines (thousands) (1)	24,090	24,398	28,660
Change in lines (%)	0.5	(11.3)	(4.2)
Churn rate (%) (2)	22.0	29.4	23.6
Total outgoing traffic per month (millions of minutes)	3,305	2,982	3,054
Total average outgoing and incoming traffic per month (millions of minutes)	4,597	4,260	4,316
Average monthly revenues per line (euro) (3)	19.7	20.0	20.0

BRAZIL
Number of lines at year-end (thousands)	51,015	41,102	36,402

ARGENTINA (*)
Number of fixed lines at year-end (thousands)	4,107	4,060	4,010
Number of mobile lines at year-end (thousands)	18,211	16,281	14,390
Broadband accesses at year-end (thousands)	1,380	1,214	1,032

MEDIA
La7 audience share Free to Air (analog mode) (average during period, in %)	3.1	3.0	3.1
La7 audience share Free to Air (analog mode) (average of last month of year, in %)	3.0	2.9	3.0

(1) Excluding “not human” SIMs.

(2) The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(3) The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

(*) Operating data of the Argentina Business Unit for the years 2008 – 2009 are only reported for illustrative purposes. The Argentina Business Unit has been consolidated by the Telecom Italia Group from the date of October 13, 2010.

The Business Units of the Telecom Italia Group

Domestic

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

►

The structure of the Business Unit

The Domestic Business Unit is organized as follows:

(*) Principal companies: Telecom Italia S.p.A., Matrix S.p.A., Telenergia S.p.A., Telecontact Center S.p.A.,

      Path.Net S.p.A., HR Services S.r.l., Shared Service Center S.r.l.

As regards the new “customer - centric” organization which the Telecom Italia Group has adopted for the domestic market since 2009, the manner of representing the Business Unit has changed since that presented in the 2008 annual report in which such information had been organized by fixed and mobile “technology”.  For 2010, details of revenues will also still be reported by fixed and mobile technology.

The principal operating and financial data of the Domestic Business Unit are reported according to two Cash-generating units (CGU):

•

Core Domestic: Core Domestic includes all telecommunications activities inherent to the Italian market. Revenues indicated in the tables that follow are divided according to the net contribution of each market segment to the CGU’s results, excluding infrasegment transactions. The sales market segments defined on the basis of the new “customer - centric” organizational model are as follows:

•

Consumer: Consumer comprises the aggregate of voice and internet services and products managed and developed for persons and families in the fixed and mobile telecommunications markets, public telephony and web portal/services by the company Matrix;

•

Business: Business is constituted by the aggregate of voice, data, internet and ICT solutions services and products managed and developed for SMEs (Small and Medium Enterprises) and SOHOs (Small Office Home Office) in the fixed and mobile telecommunications markets;

•

Top: Top comprises the aggregate of voice, data, internet and ICT solutions services and products managed and developed for Top, Public Sector, Large Account and Enterprise clientele in the fixed and mobile telecommunications markets;

•

National Wholesale: National Wholesale consists of the management and development of the portfolio of regulated and unregulated wholesale services for fixed and mobile telecommunications operators in the domestic market;

•

Other (support structures): Other includes:

▪

Technology & Operations: services related to the development, building and operation of network infrastructures, real estate–plant and information technology, in addition to delivery and assurance processes regarding clientele services;

▪

Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group also offered to the market and other Business Units.

•

International Wholesale: International Wholesale includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

►

Main operating and financial data

Key results in 2010 by the Domestic Business Unit overall and by segment of clientele and business compared to 2009 are presented in the following tables.  Starting from January 1, 2010, the companies HR Services and Shared Service Center are consolidated in the Domestic Business Unit. These companies’ activities largely relate to services provided internally to the Business Unit. The data for comparative periods have been appropriately reclassified.

Domestic Business Unit

(millions of euros)	2010	2009	Change
			(amount)%		% organic

Revenues	20,068	21,663	(1,595)	(7.4)	(7.4)
EBITDA	9,393	9,883	(490)	(5.0)	(2.9)
EBITDA margin	46.8	45.6		1.2 pp	2.3 pp
EBIT	5,162	5,393	(231)	(4.3)	(1.6)
EBIT margin	25.7	24.9		0.8 pp	1.6 pp
Capital expenditures	3,106	3,515	(409)	(11.6)
Headcount at year-end (number)	56,530	59,367	(2,837)	(4.8)

Core Domestic

(millions of euros)	2010	2009	Change
			(amount)%		% organic

Revenues (1) . Consumer . Business . Top . National Wholesale . Other	19,065 9,739 3,509 3,511 2,076 230	20,580 10,999 3,730 3,688 1,996 167	(1,515) (1,260) (221) (177) 80 63	(7.4) (11.5) (5.9) (4.8) 4.0 n.s.	(7.4) (11.5) (6.0) (4.8) 3.7 n.s.
EBITDA	9,104	9,549	(445)	(4.7)	(2.6)
EBITDA margin	47.8	46.4		1.4 pp	2.5 pp
EBIT	4,967	5,189	(222)	(4.3)	(1.2)
EBIT margin	26.1	25.2		0.9 pp	1.8 pp
Capital expenditures	3,027	3,427	(400)	(11.7)
Headcount at year-end (number)	55,475	58,098	(2,623)	(4.5)

 (1)  The amounts indicated are net of infrasegment transactions.

International Wholesale

(millions of euros)	2010	2009	Change
			(amount)%		% organic

Revenues	1,569	1,710	(141)	(8.2)	(8.4)
of which third parties	1,099	1,208	(109)	(9.0)	(9.2)
EBITDA	300	350	(50)	(14.3)	(12.2)
EBITDA margin	19.1	20.5		(1.4 pp)	(0.9 pp)
EBIT	194	209	(15)	(7.2)	(12.3)
EBIT margin	12,4	12,2		0.2 pp	(0.5 pp)
Capital expenditures	82	122	(40)	(32.8)
Headcount at year-end (number)	1,055	1,269	(214)	(16.9)

Revenues

In particular, as regards the market segments, for the year 2010, the following changes compared to 2009 are noted:

•

Consumer: the reduction in revenues of the Consumer segment is 1,260 million euros (-11.5%), of which 1,003 million euros (-9.5%) refers to service revenues and 257 million euros to product revenues. The decrease in service revenues is almost entirely attributable to the contraction in traditional voice service revenues, particularly Fixed-line voice (-394 million euros, of which -212 million euros refers to traffic and -123 million euros to access revenues), and outgoing Mobile voice  (-486 million euros). The Consumer segment, in fact, continues to feature fierce competition and to meet this challenge new sales policies were introduced as early as the end of 2009 aimed at recovering competitiveness through packages offering clearer and more convenient rate plans. Thanks to such actions during the year, the decline in the customer base was halted, creating the premises for an improvement in the trend over the next months. The decrease in sales is also attributable to the trend in Mobile termination revenues (-168 million euros, of which -111 million euros can be traced to the effect of the reduction in rates) and text messaging revenues (-84 million euros, driven by the same factors indicated above for outgoing voice revenues). Instead, internet services record a positive change compared to 2009, thanks to the continuing growth of both Fixed (+75 million euros of ADSL access revenues), and Mobile (+47 million euros) broadband services;

•

Business: the Business segment records a reduction in revenues of 221 million euros (-5.9%), affirming a gradually recovering trend noted in the previous quarters and considerably improving over the contraction reported in the prior year (-9.6%). This improved performance, more marked in the fixed than the mobile area, is the outcome of the marketing policies begun in the second half of 2009, especially with the Impresa Semplice brand, geared to reducing the erosion of the fixed and mobile customer base and achieving a better quality of customer acquisitions. In the Fixed area, the customer base of voice accesses in 2010 is down by about 106,000 accesses, with a contraction that is lower than in 2009 (about -235,000 accesses), of which about 27,000 in the fourth quarter. Broadband accesses grew by 67,000 (+38,000 in 2009) on an annual basis, of which about 12,000 in the fourth quarter. In the Mobile area, the annual increase is 294,000 lines, of which 73,000 in the fourth quarter;

•

Top: the Top segment records a decrease in revenues of 177 million euros (-4.8%) with a gradually recovering trend compared to previous quarters thanks especially to the last quarter. Revenues in the Fixed area show a contraction of 7.8% due to the difficulties affecting the Voice and Data areas as a result of the overall macroeconomic situation and the growing pressure on prices. The ICT area, instead, is basically keeping steady on account of customized plans designed on the basis of client needs. In the Mobile area, revenues continue to grow (+7.8%) aided by the continuing expansion of the customer base and the increase of VAS (about +16.4%).

•

National Wholesale: the increase in revenues (+80 million euros, +4.0%) is generated by the growth of the customer base of the OLOs (Other Licensed Operators) in the services of Local Loop Unbundling, Wholesale Line Rental and Bitstream.

International Wholesale Revenues

In 2010, International Wholesale (the Telecom Italia Sparkle group) reported revenues of 1,569 million euros, down 141 million euros (-8.2%) compared to 2009. The decline is almost entirely due to the voice business       (-132 million euros) which is penalized by strong price pressure caused by market competitiveness and also measures taken to rationalize the sector based on a more selective approach to the client portfolio. IP&Data revenues are basically in alignment with the prior year whereas Multinational Client Services revenues grew slightly. It should be recalled that the company Elettra was sold on September 30, 2010.  Elettra contributed to International Wholesale revenues only for the first nine months of 2010 and not for the entire year as in 2009 (the contribution of revenues to the Group for the fourth quarter of 2009 had amounted to 9 million euros).

***

Besides the summary by market segment reported above, sales information by technology (fixed and mobile) is also presented below as a continuation of the information presented in the annual and interim reports of the previous periods.

Revenues of the Business Unit by technology and market segment are reported below:

(millions of euros)	2010			2009			Change %

Market segment	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)

Consumer	9,739	4,674	5,275	10,999	5,037	6,251	(11.5)	(7.2)	(15.6)
Business	3,509	2,336	1,220	3,730	2,472	1,315	(5.9)	(5.5)	(7.2)
Top	3,511	2,724	887	3,688	2,956	823	(4.8)	(7.8)	7.8
National Wholesale	2,076	2,934	234	1,996	2,758	194	4.0	6.4	20.6
Other (support structures)	230	201	76	167	174	14	n.s.	n.s.	n.s.
Total Core Domestic	19,065	12,869	7,692	20,580	13,397	8,597	(7.4)	(3.9)	(10.5)
International Wholesale	1,569	1,569		1,710	1,710		(8.2)	(8.2)
Eliminations	(566)	(322)		(627)	(368)		n.s.	n.s.
Total Domestic	20,068	14,116	7,692	21,663	14,739	8,597	(7.4)	(4.2)	(10.5)

(*) The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

Fixed Telecommunications Revenues

In 2010, fixed telecommunications revenues amount to 14,116 million euros, decreasing 623 million euros      (-4.2%) compared to the prior year.  The organic change in these revenues is a reduction of 635 million euros    (-4.3%). This performance can principally be attributed to a contraction in traditional Voice revenues which were only partly compensated by the increase in internet revenues.

At December 31, 2010, the number of retail voice accesses is 15.4 million; the trend of line reductions improved in the fourth quarter of 2010 (-233,000 lines) compared to the same period of 2009 (-260,000). In total, line reductions for 2010 are 746,000, lower by 509,000 compared to 2009 (-1,255,000).

The Wholesale customer portfolio grew and reached approximately 6.8 million accesses (+613,000 compared to December 31, 2009).

The total Broadband portfolio at December 31, 2010 is approximately 9.1 million accesses (+317,000 compared to December 31, 2009), of which wholesale accesses are about 1.9 million.

The following chart shows the trend of revenues in the major business areas:

Retail Voice

	2010		2009		Change
(millions of euros)	% of total		% of total		amount	%

Traffic	2,358	38.4	2,726	40.1	(368)	(13.5)
Accesses	3,262	53.2	3,491	51.3	(229)	(6.6)
VAS voice services	177	2.9	207	3.0	(30)	(14.5)
Voice products	336	5.5	380	5.6	(44)	(11.6)
Total Retail Voice	6,133	100.0	6,804	100.0	(671)	(9.9)

Retail Voice revenues, in all market segments, show an ongoing reduction in the customer base, nevertheless displaying a constant slowdown thanks partly to the launch of the new “Voce senza limiti” customer plans in the Consumer segment. Added to this is the effect of replacing Fixed with Mobile and the reduction in the regulated fixed-mobile termination rates. Nevertheless, the decrease in revenues from accesses in the retail area (-229 million euros) is compensated in part, in the domestic business, by the increase in national Wholesale services (+95 million euros for regulated intermediate services such as Local Loop Unbundling and Wholesale Line Rentals).

Internet

	2010		2009		Change
(millions of euros)		% of total	% of total		amount	%

Total Internet	1,751	100.0	1,707	100.0	44	2.6
of which content/portal	117	6.7	144	8.4	(27)	(18.8)

Internet revenues total 1,751 million euros, increasing 44 million euros (+2.6%) compared to 2009, thanks to the growth of broadband, with the total domestic retail broadband access portfolio reaching 7.2 million accesses, up 175,000 units compared to the end of 2009.  Flat-rate packages now account for 86% (83% at the end of 2009) thanks in part to developing new plans aimed at the Consumer segment: “Internet senza limiti” and “Tutto senza limiti”. The decrease in revenues of the content/portal component (-27 million euros,     -18.8% compared to 2009) can be traced principally to the contraction in revenues from the resale of content (starting from July 2010, the sales/purchases contracts on soccer rights ended and were not renewed) and to a lesser extent to the reduction in revenues for purchases of content on the “Rosso Alice” portal and the IPTV platform. During 2010, a complete review was begun of the content offering strategy that will be based - through the launch of the new “Cubo Vision” product/service – on an integrated “IPTV-OTTV” approach and extended to all ADSL customers, with supply agreements based on a revenue share model.

Business Data

	2010		2009		Change
(millions of euros)		% of total	% of total		amount	%

Leased lines	163	9.8	190	11.0	(27)	(14.2)
Data transmission	473	28.7	505	29.2	(32)	(6.3)
Data products	201	12.1	204	11.8	(3)	(1.5)
ICT	818	49.4	831	48.0	(13)	(1.6)
of which ICT services	503		510		(7)	(1.4)
of which ICT products	315		321		(6)	(1.9)
Total Business Data	1,655	100.0	1,730	100.0	(75)	(4.3)

Business Data revenues fell 75 million euros (-4.3%) compared to 2009. The change reflects the current negative economic picture and the contraction of prices for traditional leased lines and data transmission businesses. Specifically, the reduction of revenues in the ICT area is 13 million euros (-1.6%) owing to the slump in product sales (-6 million euros, in connection with the policy focusing on revenues with a higher margin) and also in the services area (-7 million euros). The reason for the decrease recorded in Services (-1.4%) is the decline in corporate spending, also in the ICT area, owing to the difficult overall economic situation. In particular, companies have applied efficiency strategies which combine minor costs and higher technological levels. This is a favorable context for the spread of services on owned platforms such as Cloud Computing, a strategic objective of companies for the future.

Wholesale

	2010		2009		Change
(millions of euros)		% of total		% of total	amount	%

National Wholesale	3,053	73.2	2,888	70.1	165	5.7
International Wholesale (*)	1,118	26.8	1,229	29.9	(111)	(9.0)
Total Wholesale	4,171	100.0	4,117	100.0	54	1.3

(*) Includes sales to the third-party market and the domestic mobile telecommunications component.

The customer portfolio of Telecom Italia’s National Wholesale division reached 6.8 million accesses for voice services and about 1.9 million for broadband services at the end of 2010.

On the whole, revenues from national Wholesale services show an increase of 165 million euros (+5.7%) compared to 2009. The change in Wholesale revenues is related to the expansion of the customer base of alternative operators served through the various types of accesses.

Mobile Telecommunications Revenues

Mobile telecommunications revenues total 7,692 million euros in 2010, decreasing 905 million euros (-10.5%) compared to 2009: revenues from services posted a decline of 8.4% and product revenues a contraction of 46.9%.

At December 31, 2010, the number of Telecom Italia mobile lines is about 31.0 million, recording an increase of 162,000 lines compared to December 31, 2009, following several years of decline. The following chart summarizes the trend of the main types of revenues:

(million euros)

Handsets
VAS
Incoming Voice
Outgoing Voice
8,597
482
2,022
1,510
4,583
-550
-152
+23
-226
7,692
256
2,045
1,358
4,033
-679 (-8.4%)
Services Revenues
2009
Δ Outgoing Voice
Δ Incoming Voice
Δ VAS
Δ Handets
2010
-905 (-10.5%)

Outgoing Voice

Outgoing Voice revenues total 4,033 million euros, decreasing 550 million euros (-12.0%) compared to 2009. The sales policies begun in the fourth quarter of 2009, geared to bringing rate plans to more competitive levels, particularly encouraging traffic within the TIM customer community, has not yet produced a recovery of volumes such as to compensate the reduction in prices. It should be noted that compared to the first nine months of 2010, where a -12.5% change was recorded in revenues against a +6.7% increase in traffic volumes, in the fourth quarter an improvement in the trend was posted with a -10.2% change in revenues and a +20.1% increase in traffic volumes.

Incoming Voice

Incoming Voice revenues amount to 1,358 million euros, decreasing 152 million euros (-10.1%) compared to 2009, principally due to the reduction in termination prices on the mobile network (-142 million euros in the retail area).

Value-Added Services (VAS)

Value-added services (VAS) revenues amount to 2,045 million euros, increasing 1.1% compared to 2009. Such growth is primarily attributable to interactive VAS (+8.4%), thanks especially to the contribution made by Browsing revenues (+13.2%). The ratio of VAS revenues to revenues from services is 27.5%, compared to 25% in the two previous years.

Handset Sales

Handset Sales revenues are 256 million euros, decreasing 226 million euros (-46.9%) compared to 2009. With a strategy aimed at rationalizing the product portfolio in order to recover profitability and strong competitive pressure from the “free” market for mobile handsets which marked the first eleven months of 2010, in December an inversion of the trend was noted in the sales of the latest generation of handset devices (smartphones and tablets). As for 2011, such change is expected to be consolidated with a growth and increasingly higher number of sales of handsets that can access the new internet services.

***

EBITDA

EBITDA of the Domestic Business Unit in 2010 is 9,393 million euros, decreasing 490 million euros compared to 2009 (-5.0%). The EBITDA margin is 46.8%, up 1.2 percentage points over 2009. The contraction in revenues is partly compensated by selective control over commercial expenses and rigorous fixed-cost cutting measures.

Organic EBITDA is 9,774 million euros (-290 million euros, -2.9% compared to 2009); the organic EBITDA margin is 48.7% (46.4% in 2009).

Details are as follows:

(millions of euros)	2010	2009	Change

HISTORICAL EBITDA	9,393	9,883	(490)
Exchange rate effect	-	4	(4)
Changes in the scope of consolidation	-	(2)	2
Non-organic (income) expenses	381	179	202
Disputes and settlements	91	154	(63)
Mobility expenses under Law 223/91	254	-	254
Other	36	25	11
COMPARABLE EBITDA	9,774	10,064	(290)

With regard to changes in costs, the following is noted:

(millions of euros)	2010	2009	Change

Acquisition of goods and services	7,131	8,340	(1,209)
Employee benefits expenses	3,473	3,370	103
Other operating expenses	709	849	(140)

In particular:

•

acquisition of goods and services decreases 1,209 million euros (-14.5%) compared to 2009. Such contraction is mainly due to a reduction in the amounts to be paid to other operators owing to the effect of the development of the “Community TIM” rate plans and the reduction in the termination rates of voice calls on the network of other operators from fixed and mobile networks. Lower purchases of equipment for resale also contributed to the reduction, particularly the cost of handsets on account of the new mobile marketing policy. Commercial expenses for customer acquisition costs are also down thanks to the Group’s strategy of focusing on higher-value customers. Fixed costs, too, were also the focus of the effective reduction and rationalization actions begun in prior years;

•

employee benefits expenses increased 103 million euros compared to 2009. While ordinary employee benefits expenses decreased by 151 million euros, mostly due to the reduction in the average headcount of the salaried workforce (-3,148 persons compared to December 31, 2009, of whom - 565 persons are under “solidarity contracts” in Telecom Italia S.p.A. and Shared Service Center), higher expenses were incurred for mobility under Law 223/1991 for 254 million euros, following the agreement signed with the labor unions by Telecom Italia S.p.A on August 4, 2010, by Telecom Italia Sparkle on December 7, 2010 and by Shared Service Center on November 16, 2010;

•

other operating expenses decrease 140 million euros compared to 2009, mainly as a result of the reduction in writedowns and expenses in connection with credit management.

EBIT

EBIT is 5,162 million euros, decreasing 231 million euros (-4.3%) compared to 2009.  The EBIT margin is 25.7% (24.9% in 2009).  EBIT, apart from the factors commented under EBITDA, benefits from a decrease in depreciation and amortization charges of 207 million euros following the reduction in amortizable assets as a result of lower capital expenditures in recent years.

The organic change in EBIT is a negative 87 million euros (-1.6% compared to 2009);  the organic EBIT margin is 27.5% (25.9% in 2009).  Details are as follows:

(millions of euros)	2010	2009	Change

HISTORICAL EBIT	5,162	5,393	(231)
Exchange rate effect	-	2	(2)
Non-organic (income) expenses	363	217	146
Non-organic expenses already described under EBITDA	381	179	202
Gain on non-current assets and investments	(19)	-	(19)
Impairment of intangible assets	-	38	(38)
Other	1	-	1
COMPARABLE EBIT	5,525	5,612	(87)

Specifically, the gain, net of the relative transaction costs, for a total of 19 million euros, is in connection with the completion of the transactions for the sale of the entire investment holding (equal to 70%) in Elettra, realized through the sale of one of the ships and the subsequent disposal of the investment by the International Wholesale business unit.

Capital expenditures

Capital expenditures total 3,106 million euros, decreasing 409 million euros compared to 2009, principally due to the impact of the purchase in 2009 of part of the IPSE frequencies (89 million euros) and the continuation of the plans for the optimization and rationalization of capital expenditures particularly with respect to Network Platforms, Service Platforms, IT and Service Creation. Also contributing to the reduction is the new commercial policy regarding mobile handsets which is more selective and focused on high-value customers.

The percentage of capital expenditures to revenues is 15.5% (16.2% in 2009).

Headcount

Headcount is 56,530, with a reduction of 2,837 compared to December 31, 2009; the figure includes 8 persons with temp work contracts (5 at December 31, 2009).

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Commercial Developments

TOP Private Customers

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Monte dei Paschi di Siena bank: the project relates to the updating of the contract for data transmission and outsourcing services to Monte dei Paschi di Siena and to the acquisition of the network of the customer Banca Antonveneta . The contract which is for three and a half years, has a total value of 57 million euros.

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INTESA SANPAOLO bank: the project relates to the bid for the renewal of the agreement for the provision of fixed-line telecommunications services (voice, data and outsourcing). The new contract has a duration of four years and is for a total value of about 140 million euros.

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Assicurazioni Generali: in September, a contract was signed with Generali Business Solutions  for the “Re-engineering of the Generali Data Center” at Mogliano Veneto. The contract calls for the Facility Management Outsourcing of the customer’s Mainframe and the housing of the ”Open” machines with the creation of a geographical campus between the client’s site at Mogliano Veneto and the Telecom Italia Data Center at Padua. The computer “production” of the Generali group will be based on the machines allocated at each of the sites, functioning in parallel, with connectivity between them using broadband fiber-optics data lines. The computer and network architecture, as designed, displays highly innovative functional characteristics and exploits the potential of the Telecom Italia Data Center, which constitutes one of the basic elements in the proposition of Telecom Italia’s Cloud Computing offering (“La Nuvola Italiana”). The contract is for a period of 10 years for a total value of 188 million euros.

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UBI Banca: a five-year contract has been signed with the customer UBI for Outsourcing Printing Services. The contract includes the installation at the more than 2,100 branches of the UBI group and at the management headquarters of 5,700 new generation photocopying machines, the management and monitoring of the printing service, the maintenance of the installed machines including consumable materials and the governance of the entire service (including the operations table/help desk), using a “pay per click” approach, up to a maximum of 450 million copies per year. The solution, which is known as the “Printing Light Solution”, gives Telecom Italia management of the UBI Banca workstation on an integrated ICT basis. The total value of the contract over its duration (5 years) is 18 million euros.

•

Ferrovie dello Stato (Italian State Railways): renewal of the outsourcing contract for the data network infrastructure managed by TSF for the State Railways. The total annual fee by contract is 6 million euros. The contract provides for data transmission services and for value-added services aimed at ensuring the quality of the service; it includes the supply of network equipment in locations to be established by TSF. The contract includes about 1,300 hyperway MPLS accesses of various types (from ADSL Bit Plus to Ethernity) and the same number of ISDN connections, configured in a closed group for the backup service.

•

Cisalpina: in July, Telecom Italia was chosen by Cisalpina, the leader in the travel and tourism sector, to upgrade the communications network which connects its points of sale and manage the integration of the points of sale of the Blu Vacanze network. This is an advanced data and voice network using MPLS technology with backup and security services and managed by outsourcing, which calls for 780 accesses, some of which are optical fiber accesses. The contract is worth 4 million euros over three years.

TOP Public Sector

•

PostaCertificat@: on April 26, 2010, the PostaCertificat@ service was launched, literally “certified electronic communication between the Public Administration and the citizen” (CEC-PAC). The contract was finalized in January 2010. The service was awarded in the form of a concession to Poste Italiane, Postecom and Telecom Italia in a Temporary Association of Companies by means of a bidding process held at the end of 2009 by the Department of Technological Innovation of the Ministry for Public Administration and Innovation. The CEC-PAC service features the provision of certified electronic mail addresses and accessory services which the citizen may request on a voluntary basis, which are enabled exclusively for communication services within the Public Administration/citizen circuit. The service includes a package, free of charge, of the basic services necessary to ensure the creation of a direct communication channel between the citizen and the Public Administration and a collection of accessory services (chargeable) which the citizen can choose to activate or not. The concession has a duration of four years and can be extended for a further four years.

•

Consortium GARR: in June 2010, Telecom Italia was awarded the contract for the supply of about 600 km of fiber for 6 years and of about ten Lambda/SDH access circuits in the context of the appendix to the bidding process opened by GARR following the two bidding processes opened at the end of 2009 for the supply of dark fiber and of circuits for the GARR-X project. The consortium GARR is the originator and operator of the national e-network of academic institutes and research centers; GARR comprises all the entities which make up the Italian academic and research community. The GARR-X project is a project for a new-generation optical fiber network dedicated to the Italian academic and research community. Optical fiber will progressively replace the entire infrastructure of the GARR network reaching the final user and allowing value-added services and very high bandwidth performance. Technological innovation and direct control of the infrastructure (fiber acquisition) will make it possible to build an extremely flexible network system whose architecture can be tailored to the requirements of users. At the conclusion of the bidding process, therefore, Telecom Italia has won the supply for six years, of almost the entirety of the fiber lots, for a total of more than 6,000 km of fiber, and the related optical equipment housing service at its own exchanges.

•

Consip Mobile 4 for Acea:  at the end of June 2010, ACEA signed the CONSIP MOBILE 4 convention which provides for the migration from Vodafone to Telecom Italia of about 4,200 users. The first 120 migrated by July 31, 2010 and are part of the ACEA Top Management lot; the remainder by September 30, 2010. This major contract with one of the most important customers in Italy in terms both of number of users and of public image opens the possibility for Telecom Italia to realize further interesting sales opportunities for VAS.

•

Telecom Italia wins the prize for the MyDoctor@home solution: on May 28, 2010, Telecom Italia, with its MyDoctor@home solution was one of the three winners of the first edition of the “Prize for innovation in IMCT” organized by Confindustria for successful IT, TLC and Media projects. The prize enabled the Telecom Italia solution to be entered in the “Prize of Prizes” competition which was awarded on the occasion of the National Day for Innovation organized for June 8, 2010 by the Office of the President of the Republic and which concluded with the award ceremony at the Quirinale Palace by President Giorgio Napolitano. MyDoctor@Home is an integrated multichannel solution for tele-medicine and tele-monitoring of clinical parameters for the three main pathologies, cardiac, diabetic and respiratory diseases. It enables three new operational models for digital healthcare (autonomous homecare, homecare with a tutor and out-patient care) allowing patients/citizens to be monitored at a distance for their health problems in a wide variety of circumstances (in home care, in home hospitalization, for impromptu measures, for screening campaigns and in emergency situations). If applied on a broad scale, the solution allows substantial savings to be generated for the National Health Service and benefits to be achieved in the quality of life of citizens, primarily for elderly and chronic patients.

•

Smart Inclusion in Genoa: on September 25, 2010 the “Smart Inclusion” project was inaugurated at the Haematology and Pediatric Oncology Units of the G. Gaslini Institute in Genoa. The project has been realized thanks to support from the Ministry for Public Administration and Innovation, to the technological and financial support of Telecom Italia, to scientific and project supervision by ISOF Bologna (the Institute for Organic Synthesis and Photo-reactivity of CNR, the National Council for Research) and to the contribution from the Carige Foundation of Cassa di Risparmio di Genoa. The initiative will enable the young patients to participate in social activities by connecting with school and home and will enable the doctors to optimize the management of clinical data. The project is part of a process which the Gaslini Institute started some time ago to attain the complete digitalization of all its activities, from the administrative to the medical, in order to make access to information easier and quicker while at the same time reducing costs. The contract will have a value of 720 thousand euros over its duration of 24 months.

•

ISTAT, 15th Italian Population and Housing Census: in August 2010, an SPC multi-supplier contract was signed for the supply of the web-hosting, disaster recovery and related services required to conduct in Italy in 2011 the 15th Italian Population and Housing Census. The contract provides for a duration of 19 months (the service to be provided from December 2010 until June 2012) for a total amount of 3,167 million euros. ISTAT is organizing the census applying an innovative approach involving the use of municipal registers (LAC) listing families and other household members. For the first time it will be possible to distribute the questionnaires by mail rather than by the hand of census personnel and respondents will be able to choose between a number of alternative modes for their completion and return: the Web, the postal service or collection centers. The approach also provides for the active recovery of questionnaires not completed by families on the municipal registers through the use of census personnel directed from the municipality back-office. For this purpose, an innovative system for in-the-field data collection, the Census Taking Management System (SGR), has been developed. The System will give all census operatives (over 8,000) real-time Web access to information about the delivery and return of census questionnaires and about the census procedures in general.

•

LEPIDA: a contract was signed at the beginning of July 2010 for the creation of this customer’s “Unitary network”, with migration from the current network to a single network to be run by Telecom Italia for a 5-year period. The contract completes several years of activity at the Emilia-Romagna Region which has resulted in the assignment to Telecom Italia of the Radio R3 Network, the Mobile Telephony Agreement (later extended also to the Friuli-Venezia Giulia Region), the Fixed-line Voice, VOIP and Data Agreement and the IP-PABX Agreement which is already being inserted in the Agreement with the Contracting Entity. The contract calls for sales of 3.5 million euros for the construction of the new unitary network and services of 1.7 million euros for the operation of the network for a period of five years.

•

 INPS: in October 2010, at the conclusion of negotiations, the contract was signed for the operation of the “www.inps.it” portal in continuation of the DigitPa SPCoop Agreement. The contract, entered under a Temporary Association of Companies with Elsag-Datamat ed Engineering, is for 50 million euros over two years (of which 40% is for Telecom Italia). The specific role of Telecom Italia is to provide the hosting service from our Pomezia Data Center, to design and set up the new IT architecture and to plan the graphics of the portal’s web identity.  The new INPS institutional portal has been online since November 9, 2010.

•

Emergency Services 112 and 113: in November 2010, two contracts were signed, respectively with the National Police Force and with the corps of the Carabinieri, for the evolution of the emergency service call numbers 112 and 113. The contracts which have a total value of 7.7 million euros represent the bridging solutions as envisaged in the European Community project for the creation of a single emergency 112 call number and alignment with the established standards with particular reference to the capability to provide the emergency service bodies with real-time identification and localization of the caller. Telecom Italia’s activities, as defined in the contract, are directed towards the construction of the VPN for the emergency bodies to ensure the security and the availability of resources dedicated exclusively to the service and the exchange of information between the operations rooms of the police forces in order to strengthen the synergies needed to handle the emergencies and to design a cartographic web application displayable by the inter-forces IT system, to enable staff working in the operations rooms of the Carabinieri and the National Police Force to obtain localization data.

•

Smart Inclusion for Regina Margherita Hospital in Turin: in December 2010, the “Smart Inclusion” project was inaugurated at Regina Margherita Hospital in Turin. This is part of the national project promoted by the  Ministry for Innovation, CNR and Telecom Italia, which today is operating in five of Italy’s major hospitals: Sant’Orsola Hospital in Bologna, Bambin Gesù Pediatric Hospital in Rome, Policlinico in Padua, Meyer Hospital in Florence and Gaslini Hospital in Genoa. For Regina Margherita Hospital, the project includes in this phase the complete coverage of 21 beds in the hospitalization and transplant wards of the Hospital’s Pediatric Oncohaematology Unit and of 5 classes at Vittorino da Feltre and Peyron-Fermi schools in Turin.

BUSINESS

•

In January 2010, the TIM Valore Offering was launched; this is a rechargeable plan dedicated to customers with a VAT account. TIM Valore combines the advantages of a rechargeable card with the advantages of a subscription service: it provides a basket of credit for each line of the contract, which can be personalized and recharged according to the consumption characteristics of each user; it does not carry a service activation charge; it allows post payment in the telephone bill of the credit recharges and provides a two-monthly account of the recharges made. In the first half of 2010, diversified rate plans have been introduced to satisfy the requirements of the various types of business customers: TIM Valore 12 is the plan based on consumption; TIM Valore Flex gives a high degree of flexibility thanks to a rationale of minutes of traffic included; TIM Valore Unlimited was devised for customers wishing to combine the simplicity of a rechargeable service with the freedom of an “All Inclusive” formula (voice, SMS, internet and customer support).

•

In March 2010, the Converging Offering “TraNoi” (Business market) was launched: it is an integrated Fixed and Mobile offering which for a monthly subscription of 5 euros allows an unlimited number of calls from mobile to all the numbers in the Mobile contract and to all Telecom Italia Business fixed-line numbers of the same customer at no cost (no charge per minute and no call set-up charge). The main advantages of the “TraNoi” option are convenience, transparency (no call-set-up charge) and simplicity (it can be activated on all plans available to the customer).

•

On June 22, 2010, Telecom Italia launched the PEC-Confartigianato initiative, aimed at the 700 thousand businesses associated with Confartigianato which enables them to activate and use free of charge until December 31, 2011 Telecom Italia’s Impresa Semplice “Certific@”, the innovative certified e-mail service which guarantees the legal validity of communications by e-mail. The agreement gives a further impulse to the digitalization of businesses, making possible a major simplification of their operating processes. The Certific@ service will be available immediately to all associates by means of a simple activation procedure and will facilitate relations between businesses and institutions. The agreement also provides for associates to equip themselves on very favorable terms with the IT equipment and services included in the PC Tuttocompreso offering of Impresa Semplice.

•

In July 2010, Telecom Italia’s Soluzioni Associative product for professionals in the hospitality business was enriched by a new offering. In fact, Federalberghi has chosen Telecom Italia’s Impresa Semplice as partner to offer, on particularly attractive terms, to all operators in the hotel business both innovative fixed and mobile telephony solutions and specific vertical ICT applications for the development of their activities.

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The PC Tutto compreso offering has been completed and full-scale marketing was launched in July 2010. It is a solution which offers a latest generation personal computer from a primary manufacture with service and support included. The services are designed to support a business’s operations and continuity:  Microsoft Office Small Business 2007 the personal productivity software, McAfee Internet Security 2010 ant-virus software, Certific@ for the certified e-mail service of Impresa Semplice, Archivi@ 50GB, the data storage system to conserve important documents in a Telecom Italia secure environment free for 3 years, the Business Posta professional e-mail service and the e-fax service free for 3 years, and finally the Assistenza Premium service for the resolution of all software problems.

•

Ospit@ Virtuale - Cloud Computing for SME’s: in September 2010, Telecom Italia launched the Italian ‘cloud computing’ solution offering a service of virtual hardware and software to SME’s. This makes it possible for the SME to utilize infrastructure and software located in Telecom Italia’s data centers, operated remotely through the internet, available when needed with performance which can be scaled to the needs of the business. In this way, the SME can avoid costs and optimize IT expenditure by paying for the service only on the basis of usage. Virtual Ospit@ includes an infrastructure and a series of virtual IT platforms based on Microsoft and Linux technologies, and a vast range of software applications which can be virtualized by Telecom Italia’s partners for the development of complex IT solutions (CRM, ERP etc). Remote storage solutions are available as well as virtual desktops and collaboration solutions.

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Internet Premium: the offering, launched in the fourth quarter 2010, comprises 7 mega internet access including the main advanced Web services (e-mail, anti-virus, fax mail and Web space) and the “Next Business Day” premium technical support service. The technical support service provides for the resolution of internet malfunctions by the end of the day following notification. With Internet Premium the customer also has available a wide choice of additional optional services to meet all requirements, which can be configured and used from the Impresa Semplice Services portal, including “Internet in Mobilità Daily Business”, which includes a 7.2 mega Hi-Speed pen drive, a M2M SIM card and two days per month of free mobile traffic. Customers who bought the service prior to December 31, 2010 obtained a 50% discount on the monthly fixed charge for six months.

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Completion of the Elite Plan: is a new family of fixed-line voice offerings aimed at medium and large businesses which develop a high volume of traffic and have at least 12 access line equivalents. Featuring aggressive pricing on all directions of traffic with no call set-up charges or fixed charges, it takes the form of six rate plans to best respond to the variety of customer requirements. It is compatible with the other Impresa Semplice rate options in order to customize the business’ rate features and increase the advantages of the plan. These include: the ‘TraNoi’ option for calls at 0 cents/euro to all the fixed and TIM mobile numbers of the business and the ‘Mondo Open Business’ option with very advantageous pricing on international calls. In the first quarter, the first Elite plan for businesses with 12 access line equivalents was released (plan A rate list) and in October, the portfolio was completed with the commercial launch of plan B (15 lines).

•

Smartphone TuttoCompreso: the new offering for the mobile market was launched combining a single monthly charge for voice, mobile internet, a latest generation smartphone and kasko insurance on the handset. The offering includes automatic renewal of the handset every 24 months, replacing it with the best available product. The offering is modular with three packages: basic, XL and TOP which differ in terms of consumption (from 500 Mb per month of internet traffic to 2 Gb per month). For Blackberry handsets, the internet and mail traffic volumes on the Blackberry.net APN are unlimited. The offering is addressed to all customer segments and aims to respond to the need to increase customer loyalty by resolving the problem of the technological obsolescence of the equipment.

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Promotional and Loyalty Initiatives: in the last quarter, a promotional initiative known as Promo Loyalty Bonus was launched for all new and MNP (mobile number portability) customers. The promotion, valid for customer acquisitions up to December 31, 2010, provides for a bonus of up to the value of 240 euros according to the service profile activated, payable in advance in 4 half-yearly tranches aimed at acquiring customers with strong levels of loyalty and low churn rates.

CONSUMER

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The portfolio of consumer mobile plans has been renewed with the launch of new plans, the most important of which are:  TIM TUTTO COMPRESO RICARICABILE to attract competitors’ customers who are looking for benefits on all numbers because they do not yet have a consolidated “TIM community” and TIM x Tutti Italy to complete the TIMx range aimed at customers who call fixed lines. In order to develop the community of TIM customers, the push was intensified on the penetration of TIMx and prepaid “Tutto Compreso” options using promotional formulas which discount the activation charge and/or the weekly charge.

•

In the fourth quarter 2010, promotional activity continued on the rate options aimed at attracting new customers. The push continued on TIM TUTTO COMPRESO RICARICABILE (1 euro per week instead of 4 euro per week for the rest of 2010) with the possibility for customers who activated this plan to have a free smartphone (subject to signing a 24-month contract). The offer for new TIM x 2 customers was also renewed in order to favor the creation of the TIM community (1 euro per week instead of 2 euro per week for the rest of 2010).

•

For messaging, the plan TIM TUTTO COMPRESO RICARICABILE SMS (1 euro per week instead of 2 euros per week for the rest of 2010) has been extended for new customers and the new TIMxTutti Messaggi (0.50 euro per week instead of 1 euro per week until the end of 2011) has been proposed.

•

The Raddoppio della Ricarica promotion to increase the push on customer acquisition also continues; this plan gives a “double the recharge” credit for 12 months only on MNP acquisitions (limit of 50 euros per month).

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The entire Tutto Compreso range for subscribers and prepaid customers has been renewed with new, even more competitive price reductions adding a wide choice of Smartphones.

•

Strengthening of plans offered to high-value customers: a discount of 50% on Tutto Compreso voice rates for customers who switch to TIM maintaining their own number. In addition, acceleration in the use of terminals as a lever for customer acquisition and for building loyalty in the customer base: discount of 50% on high end smartphones and zero cost promotions on low end smartphones for all customers who take up the Tutto Compreso offering.

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As in the past at Christmas, in December 2010, TIM launched the Carta Auguri card which uses the same mechanism as the Carta Vacanze card and provides for the reimbursement of all national calls through immediate bonuses without time limit for utilization, of 5 euros (up to a maximum of 3,000 euros over the 30 day validity of the card). The activation charge of only 5 euros has made this a winning offer compared to the seasonal promotions of competitors, much appreciated by TIM customers. For customers who send a lot of SMS, Carta Auguri which provides for more than 1,000 SMS to be sent to anyone (to be consumed within 30 days of activation) makes it possible to send greetings to everyone in the greatest freedom.

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The TIMTiRicarica option has also been added for prepaid customers; this credits a recharge to the phone on all calls received from mobile telephones of other mobile operators and from fixed lines.

•

To close a competitive gap and to increase the satisfaction of new TIM customers, the new SMS Trasparenza service was launched; this service provides the prepaid customer with information at the end of each call about the cost of the call and the amount of the residual credit.

•

The portfolio for big screen mobile broadband (from a tablet PC) is simple and based on 2 levels of bundled traffic: 40 hours per month and 100 hours per month which are applied across all forms of plans. Prepaid plans for traffic only INTERNET 40 (9 euros per month) and INTERNET 100 (19 euros per month) with promotions (50% discount for the first 6 months) in the case of a purchase combined with an internet key. These plans have been added alongside the integrated plans, unique on the market, INTERNET PACK 40 (99 euro) and 100 hours (159 euro) which give customers 12 months of surfing plus an internet key. The Christmas offer strategy was based on these strong points. In fact, a Christmas edition of the internet packs (40 hours and 100 hours) was launched with a 14.4 mega key at the same price as the 7.2 key.  From September to November 14, the “Con TIM vinci DUCATI” competition was active on these plans with 3 Ducati motorbikes as prizes open to customers who activated an INTERNET PACK 40 or an INTERNET PACK 100. Installment payment plans continue to be offered with PIANO INTERNET 40 (9 euros per month for 24 months) and 100 hours (19 euros per month for 24 months) with internet key included. On all the prepaid plans with internet key (INTERNET PACK, INTERNET 100 with internet key), in certain periods (April - June, with some residue in September and November), the government incentive of 50 euros has been applied.

•

In addition, the mobile broadband portfolio has been enriched by the volume-based offerings for TABLETS. Here too 2 levels of traffic are offered: 1GB per month (INTERNET 1GB at 9 euro per month) and 5GB (INTERNET 5GB at 19 euros per month) available on products included in the TIM price list and on the Apple iPad. For products included in the TIM price list, a prepaid promotion was launched for combined purchases of product and traffic volume (50% discount for the first 6 months) and an installment plan offering - the INTERNET TABLET PLAN – with monthly payments covering both product and traffic volume.

•

The small screen mobile broadband portfolio (for navigation directly from the cell phone), the driver of ARPU growth, has been rationalized with the launch of a unique reference plan for TIM x SMARTPHONE prepaids (2 euros per week with 250 MB for internet surfing, mail, Instant Messaging etc). For postpaid customers, with the same logic, the offering is on a monthly basis (8 euros per month with 1GB for internet surfing, mail, instant messaging etc). For Christmas, a promotion was launched which includes six months of TIM x Smartphone with every smartphone sold prior to December 31.

•

From June, the SMARTPHONE PACK was launched, a plan integrating smart phone and traffic (6 months) at 179 euros all inclusive.

•

In December 2010 TIM launched the BIBLET, the electronic book connected to the mobile network, with an Italian language library available at www.bibletstore.it. The product is available in two versions: the prepaid BIBLET-KIT at 259 euros which includes the e-reader product BIBLET-TIM by Sagem and a prepaid SIM card with 5 euros of traffic; the installment plan offering PIANO BIBLET at 19 euros per month for 24 months which includes the e-reader product BIBLET-TIM by Sagem and 10 euros per month for the purchase of books from www.bibletstore.it. The strengths of the BIBLET-TIM product are: the availability of an ample library in Italian on www.bibletstore.it and the ability to purchase books using the residual credit of the TIM customer. The library available on www.bibletstore.it is supplied through agreements with the main Italian publishing houses:  Mondadori, RCS, Feltrinelli, Baldini & Castoldi, etc. the launch was accompanied by a free promotion in the form of a download of Ken Follett’s latest book.

•

In September, 2010 TIM launched TIMstore, the TIM APP store giving access to the world of cell-phone applications providing a broad range of content and services for more than 1,000 handset models covering the main operating systems. TIMstore in fact is of interest not just to owners of latest generation smartphones but also to users of 2G terminals, thereby enabling a large public to enter the world of applications.

There are currently about 1000 applications available on www.timstore.tim.it, divided into categories:  Social Network, Mapping, Games, Information, Utilities, Sport and Health. The applications can be purchased directly using the mobile phone credit without a credit card.

•

In consumer fixed-line services, with the launch of INTERNET SENZA LIMITI in the first quarter of 2010 the revision of the portfolio of plans was completed (“all–no limit”, “internet–no limit” and “voice–no limit”) with plans offered at a flat charge, based on a traditional format. Further, in the second and third quarters of 2010, the internet plans have been enriched with the addition of the installment sale of a PC netbook to facilitate the digital education of Italian families, in line, too, with government initiatives (contributions for broadband) and, in particular, with the September 2010 “back to school” season. The portfolio of plans was completed with the launch of Telecom Zero which at no additional monthly cost offers calls to national fixed-line telephones at 0 cents per minute with a call set-up charge of 16 cents per call and the “Internet – no limit” and the “all – no limit” plans was enriched with the inclusion of an “Antivirus” for PCs”. VAS traffic generators such as “Chi é” (visualization of the caller) were revitalized also with the launch of a promo 2 months free. Further, thanks to the agreement between the Italian State Railways and Telecom Italia, the Wi-Fi internet service has been introduced on board “Frecciarossa” trains.

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Principal changes in the regulatory framework

Retail fixed-line markets

Local, national and fixed-to-mobile retail traffic

With Decision 284/10/CONS published in the Gazzetta Ufficiale on July 12, 2010, AGCom concluded the public consultation on the analysis of markets for local, national and fixed-to-mobile telephony services and, judging the retail traffic markets to be sufficiently competitive, provided for the revocation of the regulatory obligations imposed on Telecom Italia in the last cycle of market analysis. In particular, the obligations were removed for ex ante price testing, advance notification of plans, the disallowance of bundled services and the restrictions on the fixing of fixed-to-mobile prices. The Regulator has however established a transition period of six months from the publication of the definitive regulations during which the obligations will remain:

a)

for the advance notification of offerings for the purposes of price testing, relative only to rate plans and excluding offerings developed under procedures for the selection of suppliers subject to public review;

b)

against unjustified discrimination of final customers;

c)

against unjustified bundling of services offered.

AGCom also provided that Telecom Italia can be subjected to ex post checks of plans.

Price testing

On October 28, 2010, AGCom Decision 499/10/CONS which established the new regulations for the verification of Telecom Italia’s retail offerings through price testing was published in the Gazzetta Ufficiale.

The main elements contained in the Decision are set out below:

•

introduction of a single test of replicability valid for all offering contexts (both traditional and innovative) and reference to the most efficient network technology available to OLOs for the purposes of replicating Telecom Italia’s offering (ULL, WLR, bitstream, etc);

•

tests of bundled offerings to be made considering all the savings obtainable relative to the stand-alone offerings with the possibility of making reference to configurations of long range incremental cost;

•

 ad hoc tests of offerings under bid tenders by reference to the costs of the most efficient production configuration that the competitors could utilize in the specific context of the bid and considering marginal costs or costs which are avoidable in the short run.

Wholesale Line Rental services

Concerning wholesale line rental (WLR) offered solely in areas where unbundled access services are absent, with Decision 578/10/CONS dated November 11, 2010, AGCom has set the new price for the period May 1, 2010 to December 31, 2012 calculated using the Network Cap mechanism defined on the basis of a BU-LRIC (Bottom-Up Long Range Incremental Cost) model instead of the previous “retail-minus” regime. The prices have been set at 12.14 euros per month for the period May 1, 2010 to December 31, 2010, 12.51 euros per month for 2011 and 12.89 euros per month for 2012 applicable to all types of customer. AGCom has also set prices for the other services which are accessory to WLR effective for the period January 1, 2010 to April 30, 2010 placing them at the same level as the values in the 2009 WLR Reference Offer.

Wholesale fixed markets

Wholesale access services

With Decision 578/10/CONS dated November 11, 2010, AGCom set the new rates for the provision of wholesale access to Telecom Italia’s fixed network (unbundling, bitstream and WLR) and the calculation of the WACC, both applicable for the period May 1, 2010 to December 31, 2012. The values set were developed based on the new BU-LRIC model and relate to both unbundled copper network access and broadband access (bitstream) services.

In particular, for the unbundling charge, AGCom has set the following values: 8.70 euros per month from May 1, 2010, 9.02 euros per month from January 1, 2011 and 9.28 euros per month from January 1, 2012.

In particular, the 2011 and 2012 price increases in the unbundling charge are conditional on a verification - by AGCom - of improvement in the following network quality indicators: a) the percentage of refusals attributable to problems in the access network (the so-called network KOs); b) the stage of completion of the copper network renewals program (preventive maintenance) and, solely for 2012, the level of saturation of the switching centers, c) the number of reported voice and data services malfunctions for which the intervention of a technician has been necessary. With regards to the WACC to be applied to Telecom Italia wholesale access services, a rate of 9.36% has been established.

AGCom has also set the prices for the period January 1, 2010 to April 30, 2010 for the services which are accessory to the unbundled access services and for the 2010 co-location offering and for broadband access services, confirming the respective pricing in force for the year 2009.

Wholesale origination, termination and call transit

At the end of the cycle of market analysis, with Decision 179/10/CONS dated April 28, 2010, AGCom issued and published the final regulations for wholesale call origination and termination services and, with Decision 180/10/CONS also dated April 28, 2010 the final regulations for wholesale transit services. Both the resolutions innovate and discipline the regulations and economic conditions affecting these services.

With regard to the origination and termination markets, AGCom has ordered the introduction of a BU-LRIC model for the determination of termination pricing for the year 2012 and has fixed the new rates for the years 2010 and 2011 on the basis of cost accounting data. The pricing for wholesale origination services has been set at the same level as that for wholesale termination services. AGCom has also confirmed its intention to impose rates for symmetric termination, however only at the SGT level. In particular, also in view of the indications received from the European Union, with Decision 602/10/CONS dated November 23, 2010, AGCom has launched a public consultation concerning the setting of 2011 rates for wholesale origination and termination.

For the call transit market, the Authority has introduced the deregulation of the national component of the market under review whereas for the local component AGCom has ordered the introduction of a BU-LRIC model for the determination of prices for 2012 and has set the new rates for 2010 and 2011 calculated, also in this case, on the basis of regulatory cost accounting.

On July 22, 2010, with Decision 55/10/CIR, AGCom launched the public consultation concerning Telecom Italia’s Reference Offering for origination, termination and call transit for the year 2010 which was subsequently approved in Decision 119/10/CIR.

Next generation networks

On September 23, 2010 with Decision 498/10/CONS, AGCom introduced the procedure concerning the regulation of access to new generation networks. The procedure lasts 120 days from the date of publication of the Decision in the Gazzetta Ufficiale (October 25, 2010).

The decision to launch the procedure arises from the dispositions in paragraph 7 of article 73 of Decision 731/09/CONS which states that “after the approval of the European Commission’s Recommendation on NGA networks, (omissis), the Authority will review the terms for NG access services included in this regulation”. With Decision 1/11/CONS dated January 19, 2011, AGCom has therefore launched the public consultation concerning its position on the regulation of next generation network access services.

Wholesale mobile market

Termination on the mobile market

The public consultation launched on October 5, 2010 with Decision 509/10/CONS concerning the Long Run Incremental Cost model for the mobile network (prepared in November 2009 by Europe Economics on behalf of AGCom) has been concluded. This cost model will be used in the new procedure introduced by Decision 670/10/CONS dated December 28, 2010 with which AGCom has initiated the third cycle of market analysis for the review and updating of the ‘glide path’ values for the maximum prices for termination.

Mobile messaging and data services

On August 19, 2010, Decision 326/10/CONS was issued concerning “measures for the protection of users of mobile and personal communications services”. The Decision, the provisions of which have been implemented by December 31, 2010, provides for free switching of rate profiles to pass to a plan with an SMS maximum price in line with the EU price, rates by the second, introduction of threshold warnings on reaching set cost thresholds and introduction of limits to the costs incurred by a customer beyond which surfing can continue only with the explicit consent of the customer. On December 9, 2010 AGCom rejected the request submitted by Telecom Italia for the amendment/interpretation of Decision 326/10/CONS which related in particular to the implementation timetable established by the Decision (January 1, 2011 and anyhow by the end of July 2011). On December 17, 2010 an extraordinary application was made to the Head of State requesting the immediate suspension and annulment, of the Decision itself.

AGCom fee

In December 2009 AGCom published Decision 722/09/CONS relating to the annual fee owed to the Italian Communications Authority for the year 2010 (1.5‰ of 2008 communications sector revenues, to be paid by April 30, 2010). Telecom Italia has paid an amount of 20,362,264.08 euros. In January 2011, AGCom commenced inspection activity aimed at verifying the compliance of telecommunications companies with their AGCom fee obligations for the years 2006, 2007, 2008, 2009 and 2010. AGCom’s inspection activity covers all companies in the sector and the findings of the inspections are expected to be notified by spring 2011.

International Roaming

The recently issued legislation (Regulation EC 717/2007 and Review of 2009 Regulation EC 544/09) established cap values effective from August 30, 2009, July 1, 2010 and July 1, 2011 for Wholesale telephony pricing, for retail outgoing call pricing, for retail incoming call termination and for SMS and Data.

Prices from July 1, 2010 for wholesale telephony have been set at 0.22 cents/euro per minute (exclusive of VAT), for retail outgoing calls at 0.39 cents/euro per minute (exclusive of VAT) and for retail incoming calls at 0.15 cents/euro per minute (exclusive of VAT).

The new text of the Regulation also provides for a maximum retail value for SMS, the so-called “Euro SMS tariff” of 0.11 euros per SMS (exclusive of VAT) from July 1, 2009. The new text also provides for a price at the wholesale level, from the same date of 0.04 euros (exclusive of VAT) per SMS.

For data traffic, from July 1, 2010, the cut-off limit mechanism will be applied to all customers except those who have opted for a specific threshold or have declined the cut-off limit service. For business customers, Telecom Italia will apply a default threshold of 200 euros of cost (unless otherwise fixed by the customer), established on the basis of the average level of costs incurred by customers in this segment. At the wholesale level, the new Regulation provides for the introduction from July 1, 2010 of a price based on kilobytes of 0.80 euros per megabyte.

Municipality of Florence bid

In August 2010, AGCom notified Telecom Italia of the commencement of sanction procedure 1/10/DIR relative to Telecom Italia’s offer presented under the bid for the Municipality of Florence. In December 2010, the council of AGCom, after examining the defense material submitted by Telecom Italia, decided to dismiss the procedure (Decision 671/10/CONS dated December 17, 2010).

Frequencies

On December 7 2010, the 2011 Stability Law was approved providing that AGCom and the Department of Communications commence the procedures for the assignation of rights of use over radio frequencies to be dedicated to broadband mobile communication services using the frequency range 790-862 MHz and other resources which may be available, in conformity with the provisions of the Code of Electronic Communications. The assignation procedures must be completed within a period which ensures that the proceeds of the assignation are paid into the State revenues by September 30, 2011.

Public telephones

During the year 2010 7,500 public payphones have been removed in accordance with regulatory provisions and with Telecom Italia’s expectations concerning the reduction of the costs of public telephone service.

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Competition

The market

The Italian telecommunications market has been characterized for some time by strong competitive pressure both at the retail and at the wholesale levels which over the years has led to a physiological impoverishment of the traditional components of service, in particular of the voice service. Key elements in the evolution of the market have been the increased penetration of broadband, first fixed and now also mobile, and above all the progressive increase in bandwidth speed not accompanied, however, by a corresponding increase in average prices.

For some years, too, the competitive scenario for telecommunications, in Italy and at the global level, has been evolving under the effect of the convergence of the telecommunications, the information technology, the media and the consumer electronics markets. This phenomenon causes “lateral” competition which extends the area of competition to include the converging markets and their reference operators, creating an opportunity for growth but also a threat.

In particular, for the telecommunications operators (the Telcos), in addition to the core competition from the other historical operators in the sector, there is an invasion of the field by the Over the Top companies and the device producers, which take advantage of their full understanding of consumer trends, consumer electronics evolution and software environments and which, operating wholly in the digital world, base their behavior on a competitive rationale which is totally different to that of the telecom players.

Over time, therefore, the traditional players’ business models change so as to meet the threat from the new entrants and to utilize the new opportunities:

•

in Media, the broadcasters, vertically integrated players, continue to dominate the scenario but, with the Web having a growing importance as a complementary distribution platform, they are increasingly under pressure from consumer electronics companies, the Telcos and the Over the Tops;

•

in Information Technology (where Italy continues to have a level of investment relative to its GDP which is significantly lower than that of the United States and of other European countries), the decline in revenues is driving the various players towards the cloud computing “growth oasis” as a way of protecting market shares in their respective core businesses. A strengthening of the Telco operators is expected however, also through partnerships and acquisitions;

•

in the Consumer Electronics market, the cell phones with greater functionality (such as Apple’s iPhone) attenuate the relationship between the customer and the telecommunications operator, and other devices, such as the games console, the set-top box and more recently the connected TV itself, compete with the Media companies, with the Telcos and with the Over The Tops for the role of “net enabler” of the living room screen;

•

the Over The Top operators, as indicated above, represent the most significant threat for the Telcos because of their capacity to diversify, their capacity for rapid scale, their disruptive business model (free for the customer and based on advertising) and their intensive use of their knowledge of the customer, often with the latter’s consent.

Conversely, with regard to the positioning of the telecommunications operators in the converging markets, it should be noted that there are, at varying levels of development, initiatives to enter infrastructure services in the IT market (Cloud Computing, Machine to Machine, Mobile payment, Security etc.), a role as premium content distributor through IPTV and as facilitator of the consumption of online content on the living room screen through OTTV and a significant presence in online advertising and in the development of smartphone web 2.0 applications.

Competition in Fixed-Line Telecommunications

The fixed-line telecommunications market is characterized by strong competition between operators centered on their capacity to innovate service offerings through the introduction of voice/broadband packages (double play) and voice/broadband/IPTV packages (triple play).

This evolution is possible thanks to the competitors’ shift from an essentially reseller approach (carrier selection/carrier pre-selection for voice services and Wholesale for ADSL) to an approach based on control of the infrastructures (primarily (LLU) Local Loop Unbundling). There is also an increasingly evident trend of fixed/mobile convergence: many fixed operators are today also MVNOs (Mobile Virtual Network Operators) and offer integrated fixed-mobile services.

In 2010, there has been a continuation of the migration of customers from fixed telephony to mobile telephony services and to alternative communications solutions (messaging, e-mail, chat etc.). For some years, for both private consumers and small and medium businesses there has been in progress a substitution of the mature traditional voice services with content and value-added services based on the Internet Protocol (IP), the spread of which is favored both by the use of internet and by changes in customer preferences and by the penetration of broadband, of PCs and of other connected devices, as well as by the quality of the service.

The competitive scenario in the Italian market for fixed telecommunications is characterized by Telecom Italia and a number of operators with differentiated business models and with a focus on differing segments of the market:

•

Wind-Infostrada, an integrated fixed-mobile operator focused, with an “all inclusive” offering (voice and data), on cost conscious retail mass market customers is positioned with less concentration on the “top” segment and on an ICT offering;

•

Fastweb, an operator which positions itself as technological leader and which offers a high value-added “all-inclusive” broadband service is directed mainly at retail and corporate customers. Fastweb remains focused on the large urban centers and on high value customers, although in 2010 it has shown a gradual abandonment of premium pricing with recourse to very aggressive promotional formulae. The company is also present in the mobile market as an MVO (mobile virtual operator) with H3G;

•

Tiscali, an operator focused on fixed-line with a broadband offering “semplice e conveniente”, is directed primarily at the consumer and SOHO segments and also has a mobile telephony offering “Tiscali Mobile” as an MVNO with TIM;

•

Vodafone, positioned as a global player mainly concentrating on mobile with a fixed offering focused on the 2play offering and on fixed-mobile cross-selling is focused on the 2Play package and on fixed-mobile cross-selling activities; less focused on “top” and ICT offerings.

•

TeleTu (formerly Tele2, purchased by Vodafone) is focused on low-spending customers with aggressive pricing, entry-level voice and broadband plans and extensive promotional use of not charging a “fixed fee”;

•

BT Italia, focused on business customers and ICT packages, also offers mobile telephony services as an MVNO (mobile virtual network operator) with Vodafone. In 2010, it has shown a progressive weakening with a slow-down in investment and a reduced level of innovation.

At the end of 2010, fixed accesses in Italy numbered approximately 22.5 million, substantially in line with 2009. The growing competition in the access market has led to a gradual reduction in Telecom Italia’s market share of retail voice traffic volumes.

Concerning the broadband market, at December 31, 2010, fixed-line broadband customers in Italy reached a total of approximately 13.1 million with an approximately 58.3% penetration of fixed accesses.

In 2010, growth in fixed-line broadband suffered a slight decline compared to the changes of the preceding years due to a generalized preference of operators to increase the penetration of flat-rate plans (dual/triple play) with greater value-added. Broadband penetration is driven by the increasing demand for speed and for activation of new “over IP” services (Voice over IP, Content, Social Networking Services, Online Gaming, IP Centrex, etc.).

There was further decline in revenues from the Data transmission services segment which is the main component of the Top customers market. This market is characterized by the re-designing and upgrading of internet accesses with high or very high data transmission capacities and by medium and large sized private data networks and has felt the effects of competition, experiencing a fall in average prices in the presence of the substantially unchanged market shares of operators.

Competition in Mobile Telecommunications

The mobile market, while increasingly saturated and mature in its traditional component of voice services nevertheless continues to experience growth in the number of mobile lines, driven by the growth in multiSIM/multidevice customers and in non-human lines (at December 31, 2010, mobile lines in Italy numbered around 94 million with growth of 4% over 2009 and with a penetration rate of approximately 155% of the population).

Alongside the progressive contraction of the components of the traditional service there is however a significant growth in data and value-added services.

This is the situation of mobile broadband which in the last few years has been, and will increasingly be in the future, the main strategic and commercial opportunity for the mobile telecommunications industry, able, probably, to offset the erosion in some of the traditional components of revenues such as voice and messaging.

In 2010, in Italy, there has been significant growth in mobile broadband customers, both large and small screen and at the end of the year they numbered in total more than 15 million, with a penetration rate of about 16% of mobile lines.

Alongside the innovative services which are already established and in their full growth phase, such as mobile broadband, there are various other market areas with significant medium term growth potential, for example: mobile advertising, mobile content (e.g. social networking), mobile payment and location based services etc..

The competitive scenario in the Italian mobile telecommunications market is characterized by Telecom Italia and also by the following “infrastructured” operators which are focused on different segments of the market or have different strategies:

•

Vodafone, joint market-leader with Telecom Italia, positioned as a global player with a strategy as an innovative operator, very attentive to the customer, with a strong brand and customer loyalty based on the community concept;

•

Wind, focused on “the cost conscious” segment with a portfolio of simple plans and also on customer loyalty based on the community concept;

•

H3G, a mobile-only operator focused on high value customers, on advanced VAS services and terminals with competitive pricing (for example, microbrowsing, mobile broadband and mobile content), present in the microbusiness segment and substantially absent from the TOP segment.

Alongside these operators there are a number of virtual operators (for example Poste Mobile) which, however, to date constitute only a small part of the market.

Telecom Italia’s market share of total mobile lines is around 33%, down compared to December 31, 2009 (34.2%).

Brazil

The Telecom Italia Group operates in the mobile and fixed telecommunications sector in Brazil through the Tim Brasil group which offers mobile services using UMTS, GSM and TDMA technologies. Moreover, following the acquisition of Intelig Telecomunicações at the end of 2009, the Tim Brasil group completes its service portfolio with the fiber-optic data transmission offering using full IP technology such as DWDM and MPLS.

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The structure of the Business Unit

The Tim Brasil group is organized as follows:

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  Main operating and financial data

Key results in 2010 compared to 2009 are presented in the following table:

	(millions of euros)		(millions of Brazilian reais)
	2010	2009	2010	2009	Change
	(a)	(b)	(c)	(d)	Amount (c-d)	% (c-d)/d	% organic

Revenues	6,199	4,753	14,457	13,161	1,296	9.8	5.1
EBITDA	1,801	1,255	4,201	3,476	725	20.9	16.6
EBITDA margin	29.1	26.4	29.1	26.4		2.7pp	2.9pp
EBIT	685	209	1.597	580	1,017	°	°
EBIT margin	11.0	4.4	11.0	4.4		6.6pp	6.5pp
Capital expenditures	1.216	964	2.836	2,671	165	°
Headcount at year-end (number)			10,114	9,783	331	3.4

Revenues

Revenues total 14,457 million reais, increasing 1,296 million reais compared to 2009 (+9.8%). Revenues in 2009, restated to take into account the change in the scope of consolidation after the acquisition of Intelig Telecomunicações Ltda, total 13,750 million reais. The organic growth of revenues is +5.1%.

Service revenues in 2010 are 13,571 million reais, an increase compared to 12,234 million reais in the prior year (+10.9%); product revenues fell from 927 million reais in 2009 to 886 million reais in 2010 (-4.5%), due to the effect of the growth of rate plans offered separately from the sale of handsets (“SIM only” sales).

The monthly ARPU, or average revenue per user, is 23.7 reais at December 2010 compared to 26.6 reais at December 2009.

Total lines at December 31, 2010 are 51.0 million, growing 24.1% over December 31, 2009, corresponding to a 25.1% market share of lines.

EBITDA

EBITDA is 4,201 million reais, increasing 725 million reais compared to 2009 (+20.9%).  The EBITDA margin is 29.1%, up 2.7 percentage points over 2009. This result was achieved, on the one hand, by the increase in revenue margins, owing to the expansion of “on net” traffic and the growth of revenues from advanced services and, on the other, by sales policies which reduced the level of handset subsidies and overall efficiency gains in costs generally unrelated to business development. The organic change in EBITDA compared to 2009 is +599 million reais (+16.6%); the organic EBITDA margin is 29.1% (26.2% in 2009).

(millions of Brazilian reais)	2010	2009	Change

HISTORICAL EBITDA	4,201	3,476	725
Change in the scope of consolidation	-	31	(31)
Costs for services associated with the settlement of a dispute	-	64	(64)
Other expenses	-	31	(31)
COMPARABLE EBITDA	4,201	3,602	599

With regard to changes in costs, the following is noted:

	(millions of euros)		(millions of Brazilian reais)
	2010	2009	2010	2009	Change
	(a)	(b)	(c)	(d)	(c-d)

Acquisition of goods and services	3,519	2,808	8,208	7,777	431
Employee benefits expenses	283	207	659	574	85
Other operating expenses	588	467	1,371	1,293	78

•

acquisition of goods and services totals 8,208 million reais (7,777 million reais in 2009). The increase of 5.5% compared to the prior year (+431 million reais) is the result of higher rent and lease costs for 225 million reais (1,084 million reais in 2010), higher outside service costs for 98 million reais, higher purchases of raw materials, auxiliaries, consumables and merchandise for 62 million reais and a higher portion of revenues to be paid to other TLC operators for 45 million reais.  Excluding the change in the scope of consolidation (692 million reais), there would have been a reduction in costs of 261 million reais;

•

employee benefits expenses amount to 659 million reais, increasing 85 million reais compared to 2009 (+14.9%). Excluding the change in the scope of consolidation, the increase would have been 18 million reais due to the variation in the composition and the per unit cost of the workforce. The average headcount fell from 8,900 in 2009 to 8,727 in 2010. The percentage of employee benefits expenses to revenues is 4.6%, increasing 0.2 percentage points compared to 2009;

•

other operating expenses amount to 1,371 million reais, increasing 6.1% (1,293 million reais in 2009).  Such expenses consist of the following:

(millions of Brazilian reais)	2010	2009	Change

Writedowns and expenses in connection with credit management	311	422	(111)
Provision charges	41	70	(29)
Telecommunications operating fees and charges	961	735	226
Indirect duties and taxes	26	33	(7)
Sundry expenses	32	33	(1)
Total	1,371	1,293	78

EBIT

EBIT amounts to 1,597 million reais, increasing 1,017 million reais compared to 2009. This increase is due to a higher contribution by EBITDA compared to 2009 and lower depreciation and amortization charges of 285 million reais (2,594 million reais in 2010, compared to 2,879 million reais in 2009). In particular, the reduction in amortization charges is attributable to the revision of the useful life of software (-364 million reais) while the depreciation charge increased for plant and machinery (+117 million reais).

The organic change in EBIT is a positive of 985 million reais compared to 2009; the organic EBIT margin is 11.0% (4.5% in 2009).  Details are as follows:

(millions of Brazilian reais)	2010	2009	Change

HISTORICAL EBIT	1,597	580	1,017
Change in the scope of consolidation	-	(63)	63
Non-organic expenses already described under EBITDA	-	95	(95)
COMPARABLE EBIT	1,597	612	985

Capital expenditures

Capital expenditures stand at 2,836 million reais, increasing 165 million reais compared to 2009, mainly on account of higher capital expenditures for the network (2G and 3G technologies) and IT platforms. The 2G (voice) capital expenditure program is directed towards improving the capacity, the coverage and the quality of the network, supporting the increase in traffic due to the expansion of “on net” plans. Capital expenditures for 3G coverage are also continuing in accordance with the regulatory objectives and market developments.

Headcount

Headcount is 10,114 at December 31, 2010, an increase of 331 compared to December 31, 2009 (9,783).

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Commercial developments

In the fourth quarter 2010, Tim Brasil intensified promotional activity on voice plans and further expanded data services.

For voice, in the Consumer segment, TIM continued with the promotion of the “Infinity” and “Liberty” plans, noted for their “SIM-only” sales (acquisition of customer without handset subsidy), fostering “on-net” local and long-distance calls thanks to the existence of a community of TIM customers which at the end of 2010 totaled 51 million. Voice customer gross acquisitions in the fourth quarter alone amounted to 9.1 million, an increase of 54% over the corresponding period of 2009.

In postpaid, TIM has developed a new promotion for Infinity customers known as “Infinity Mais” which adds the mobile-to-fixed calls to the unlimited duration calls: the promotion offers local calls to any fixed number at a cost of 0.50 reais per call, in addition to unlimited “on-net” traffic (local and long-distance) at a cost of 0.25 reais per call.

In the Business segment, TIM is continuing with the offering of the three plans launched in 2010: “TIM Impresa Mundi” is an innovative product which offers a package of minutes including local and long-distance calls and roaming at no extra cost, “Liberty Empresa” is a promotion which gives the right to unlimited “on-net” use (local, long-distance and roaming) for calls to fixed and mobile TIM numbers at fixed rates and “TIM Impresa Nacional” offers a fixed rate for all the branches of a single business. In the Company segment, TIM has intensified marketing activity, also with plans for fixed-line/data services from Intelig.

In data services, TIM has stepped up the plans of the “TIM Web”, “Liberty Web” and “Infinity Web” promotions in order to stimulate market penetration. “TIM Web” is an internet access plan (using a mobile modem) which introduces time-based pricing in the place of the traditional volume-based pricing (megabytes) which is more difficult for the customer to control. For promotional purposes, the offering gives free access between midnight and 8.00 am. For post-paid “Liberty-Web” customers, the “Liberty-web 6“ promotion has been launched giving free unlimited internet access for a six month period in conjunction with the purchase of a new handset. After the end of the period, the monthly cost of the service is 29.90 reais. In the pre-paid segment, ”Infinity Web” gives unlimited internet access at a fixed cost of 0.50 reais per day. With this offering, TIM is aiming to bring the customer experience of internet café users to smartphones, penetrating and developing the market of mobile internet navigation, proposing an “anytime, anywhere” concept of access at a more competitive rate.

With regard to equipment, TIM has continued its strategy of reducing the subsidy on handsets and promoting the use of the service.

The range of handsets is subject to continuous renewal thanks also to the presence of the new iPhone 4 and the Nokia N8. TIM has also developed the “TIM Appshop”, a mobile applications virtual store for Samsung, LG, Motorola, Nokia and Sony-Ericsson handsets, to encourage the use of internet from a cell phone.

In fixed line services, TIM is continuing with the “TIM Fixo Mais” offering at a cost of 39.90 reais per month (20.00 reais per month for customers who transfer their numbers (number portability) to TIM) which gives customers unlimited calls to the TIM community and 1000 minutes of calls to local off-net destinations, in addition to the ability to choose three TIM mobile numbers for free calls until the end of the year. With regard to Intelig, the “Se Liga 23” promotion has continued; this is directed at the Consumer segment with a rate of 0.23 reais per call for national and international calls from fixed lines. For the SME segment, the “Sem Fronteiras 23” rate plan has continued; this plan offers free unlimited “on-net” calls.

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Competition

In December 2010, TIM was awarded 8 lots of GSM frequencies for an amount of 65.5 million reais with a premium averaging 32% of the auction base price. The contract is scheduled to be signed in the first months of 2011. These frequencies will improve the coverage and the service quality of the TIM service. The total of 165 GSM and 3G lots auctioned were sold for a total value of 2.7 billion reais with an average premium on the auction base price of 31%.

Argentina

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The structure of the Business Unit

At December 31, 2010, the Argentina Business Unit is organized as follows:

(*) Non-operating companies

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  Main operating and financial data

The following table reports the main results achieved by the Argentina Business Unit in 2010 starting from the acquisition date of control by the Telecom Italia Group (October 13, 2010). The amounts presented include the effects of the application of the purchase price method. Specifically, in conformity with the requirements of IFRS 3, all the assets acquired and liabilities assumed of the acquired group were measured for their recognition at fair value. Although the measurement for the 2010 financial statements was performed in an exhaustive manner, the reporting standard provides that within 12 months of the operation such provisional values could be the subject of further analysis and possible adjustment. Besides the amounts allocated to the assets acquired and the liabilities assumed, goodwill was recorded for 166 million euros. Beginning October 13, 2010, the impacts of such measurement and especially the higher amortization charges related thereto.

	Period from October 13, 2010 to December 31, 2010
	(millions of euros)	(millions of Argentine pesos)

Revenues	798	4,142
EBITDA	245	1,269
EBITDA margin	30.6	30.6
EBIT	105	542
EBIT margin	13.1	13.1
Capital expenditures	188	975
Headcount at year-end (number)(*)		15,650

(*) Includes employees with temp work contracts: 18 at December 31, 2010.

For a better understanding of the performance of the Argentina Business Unit, the following table presents the main results achieved for the full year 2010 compared to those of 2009. This data has been restated, is unaudited and provided solely for information purposes (illustrative and comparative) and is therefore not included in the consolidated results of the Telecom Italia Group.

	(millions of euros)		(millions of Argentine pesos)
	2010	2009	2010	2009	Change
	(a)	(b)	(c)	(d)	Amount (c-d)	% (c-d)/d	% organic

Revenues	2,820	2,337	14,627	12,170	2,457	20.2	20.2
EBITDA	924	799	4,793	4,162	631	15.2	15.2
EBITDA margin	32.8	34.2	32.8	34.2		(1.4)pp
Capital expenditures	493	428	2,558	2,231	327	14.7
Headcount at year-end (number) (*)			15,650	15,333	317	2,1

(*) Includes employees with temp work contracts: 18 at December 31, 2010 and 30 at December 31, 2009.

Revenues

As a confirmation of the performance of past years, revenues amount to 14,627 million pesos in 2010, increasing 20.2% compared to the prior year (12,170 million pesos in 2009), thanks to the growth of the customer base in the fixed and broadband businesses as well as mobile businesses, in addition to the ARPU (as can be seen in the operating data below). The main source of revenues for the Argentina Business Unit is mobile telephony which accounts for 68% of consolidated revenues, with an increase of 24% compared to the prior year.

EBITDA

Operating expenses (excluding depreciation and amortization) amount to 9,864 million pesos in 2010, increasing 1,835 million pesos or 22.9%, compared to 2009 (8,029 million pesos). Of that amount, about 60 million pesos is due to the effects of the application, in 2010 alone, of the purchase method. The remaining increase is basically due to expenses of a commercial nature and higher labor costs which are affected, among other things, by periodic revisions of union agreements. As a consequence, EBITDA shows an increase of 631 million pesos (+15.2%) reaching 4,793 million pesos.

Operating data	2010	2009	Change
			amount	%
Fixed-line telephony
Lines in service ( thousands)	4,107	4,060	47	1.2
ARBU - Average Revenue Billed per User (pesos)	43	41	2	4.9
Internet
ADSL customers (thousands)	1,380	1,214	166	13.7
ARPU (pesos)	76	67	9	13.4
Mobile
Total customers (thousands)	18,211	16,281	1,930	11.9
Telecom Personal customers (thousands)	16,333	14,475	1,858	12.8
% Postpaid customers *	30%	30%	-	-
MOU Telecom Personal (min/month)	102	101	1	1.0
ARPU Telecom Personal	44.4	40.6	3.8	9.4
Núcleo customers (thousands)	1,878	1,806	72	4.0
% Postpaid customers*	15%	11%	-	-

*  Includes customers with a ceiling invoiced at the end of the month that can be integrated with prepaid recharges.

Fixed-line telephony services: the increase in the number of lines in service in 2010 is about 1%, thanks mainly to the rate plans linked with internet services. Even though the fixed-line regulated services in Argentina continue to be influenced by the rate freeze imposed by Emergency Economic Law of January 2002, the Average Revenue Billed per User (ARBU) grew about 5% due to sales of plans which include traffic minutes and value-added services.

Data transmission services and broadband access: Telecom Argentina’s portfolio of total broadband customers at the end of 2010 reached 1,380,000 accesses, with an increase of 166,000 accesses compared to December 31, 2009, representing growth of 13.7%. At the same time, ARPU rose thanks to a new strategy regarding prices which led to the reduction of promotional discounts associated with customer acquisition and loyalty. In the Data segment, moreover, market shares increased for dedicated Internet and IP VPN lines, as well as Datacenter services.

Overall, data transmission services and Broadband accesses brought in 1,726 million pesos of revenues in 2010, up about 30% compared to 2009 (1,332 million pesos).

Mobile telephony services: the group offers mobile telephony services in Argentina and Paraguay through the subsidiaries Telecom Personal (through the Personal brand) and Núcleo.

The Personal customer base increased by 1.9 million in 2010, arriving at a total of 16.3 million clients, 30% of whom use postpaid contracts. At the same, time, thanks to high-value customer acquisitions and clear leadership in the Smartphone segment, ARPU gained approximately 9%, exceeding 44 pesos (41 pesos in 2009). A large part of this growth is due to Value-Added Services and the Mobile Internet service which, on the whole, accounts for about 40% of revenues for mobile telephony services.

In Paraguay, the Núcleo customer base grew by about 4% over the prior year and at the end of 2010 has 1.9 million customers, of which 15% are postpaid. The company holds the title of the best providing 3G internet service (in terms of speed), giving a significant boost to the number of the customer base.

Capital expenditures

Capital expenditures stand at 2,558 million pesos, increasing 14.7% compared to the prior year. Such amount includes 551 million pesos for the capitalization of customer acquisition costs for the subscription of binding 18 - 24 month contracts for mobile customers and 12 month contracts for broadband customers.

With regard to the fixed network, capital expenditures have been directed to the expansion of the optic fiber infrastructure, DWDM technology and expansion of the IP backbone in order to improve transmission capacity and increase the access speed offered to customers.

At the same time, Personal has principally invested in the 3G network to increase capacity and expand coverage as well as in the platforms to expand the Value-Added Services and in IT projects. Capital expenditures by Nucleo are aimed mainly at the 3G access network and switching.

Headcount

Headcount is 15,650 at December 31, 2010, an increase of 317 compared to December 31, 2009 (+2.1%). At the end of 2010, the Argentina Business Unit used temp work contracts for 18 persons (30 at the end of 2009).

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Commercial developments

In the fixed line residential segment, Telecom Argentina has intensified the offering of packages comprising fixed charge, minutes of traffic and value-added services with the aim of stimulating both the demand for new accesses and the growth in ARBU. Additionally, existing customers have been offered new Wi-Fi products and the supply of a second line using IP technology. For the business segment, the “Centrale Virtuale” service has been launched featuring an IP communications platform which gives new functionality, ease of use and reduced costs.

With regard to broadband, in 2010 the company expanded its offering with the launch of the “Arnet WiFi + Arnet Movil” service which combines an ADSL service with mobile internet.

Offerings in the corporate segment have centered on convergent ICT solutions.

The strategy for the mobile service has been characterized by the launch of new plans and packages aimed at further increasing the value added services content, supported by the continuing growth in smartphone penetration.

Further, Personal, as the first in Argentina, has experimented fourth generation mobile (4G) services on a Long Term Evolution platform, achieving connection speeds of up to 50 Mbps.

The overall situation is such that Personal will be able to address adequately the important challenges associated with the introduction of Number Portability in Argentina at the end of 2011.

Núcleo, in Paraguay, has adopted a new pricing strategy aimed at improving customers’ perceptions and has strengthened its offering of 3G mobile internet services.

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Competition

The telecommunications market in Argentina and Paraguay continues to feature strong demand for new services and higher access speeds, in an environment which is highly competitive in the various business segments.

In particular, in the Argentina mobile segment, Personal is one of the three operators which offer services at the national level, competing with Claro (America Móvil group) and Movistar (Telefónica group). In Paraguay, Nucleo operates in a market which continues to be characterized by a high level of competitiveness based on aggressive pricing and promotion and also on the launch of product and service innovation.

In the broadband segment, the Argentine Business Unit, under the Arnet brand, competes both with the ADSL competitor Speedy (Telefónica group) and with Fibertel (Clarin group) which provides broadband access services by cable-modem.

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Other significant information

During 2010, Telecom Argentina S.A., a company listed on stock exchanges in Argentina and in the United States, resumed, after nine years, the payment of dividends to shareholders. Further, in spite of this disbursement and the increase in capital expenditures compared to the preceding year, the Argentina Business Unit has improved its net financial position, reducing net exposure from 697 million pesos in 2009 to 458 million pesos in 2010.

Media

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The Business Unit

The Media Business Unit operates in the Telecom Italia Media, MTV group and Network Operator business segments. In particular:

-

Telecom Italia Media: includes activities relating to the television broadcasters La7 and La7D (the channel launched at the end of March 2010) and those of the Digital Content for the Telecom Italia Group for the creation and production of content relating to the platforms of Telecom Italia and to the web;

-

MTV group: includes activities carried out by MTV Italia and its subsidiary MTV Pubblicità relating to the television broadcasters MTV and MTV+ (the channel launched in May 2010), the 360° Playmaker production unit, the production of multimedia musical platforms and satellite channels, in addition to MTV Mobile and Digital (Web);

-

Network Operator (TIMB): includes activities conducted by Telecom Italia Media Broadcasting for the operation of the analog and digital broadcasting networks of La7 and MTV and the Digital Multiplex operated by the Group, in addition to accessory services and radio and television broadcasting platforms offered to Group companies and third parties.

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The structure of the Business Unit

The Business Unit is organized as follows:

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Main operating and financial data

In May 2009, Telecom Italia Media S.p.A. sold a 60% stake in Telecom Media News, which controls the APCom press agency, one of the major operators in primary national news, to the company Sviluppo Programmi Editoriali S.p.A. (E.P.S. group).

Key results in 2010 compared to 2009 are presented in the following table:

(millions of euros)	2010	2009	Change
			(amount)%

Revenues	258	230	28	12.2
EBITDA	13	(9)	22	n.s.
EBITDA margin	5.0	(3.9)
EBIT	(92)	(80)	(12)	(15.0)
EBIT margin	(35.7)	(34.8)
Capital expenditures	67	53	14	26.4
Headcount at year-end (number)	777	757	20	2.6

The principal operating data of the company Telecom Media News, up to April 30,  2009, are as follows:

(millions of euros)	1/1 –4/30 /2009

Revenues	3
EBITDA	(2)
EBIT	(2)

Tables and comments on the data for 2010 and 2009, the latter restated by fully excluding the results relating to the company Telecom Media News, are as follows:

(millions of euros)	2010	2009	Change
			(amount)%

Revenues	258	227	31	13.7
EBITDA	13	(7)	20	n.s.
EBITDA margin	5.0	(3.1)
EBIT	(92)	(68)	(24)	(35.3)
EBIT margin	(35.7)	(30.0)
Capital expenditures	67	53	14	26.4
Headcount at year-end (number)	777	757	20	2.6

Revenues

Revenues amount to 258 million euros, increasing 31 million euros (+13.7%) compared to 227 million euros in 2009. In greater detail:

•

revenues of Telecom Italia Media S.p.A. in 2010, before intragroup eliminations, amount to 116 million euros, increasing 2 million euros (+1.7%) compared to 2009. Net advertising revenues rose by 8.5% compared to 2009, with net sales of 99 million euros compared to 92 million euros in the prior year. Sales of Digital Content for Telecom Italia are down (-2 million euros) because of lower prices in the new contract which began in April and Media Service revenues also fell (-3 million euros) following the termination of services rendered to Dahlia TV (concluded in the first half of the prior year) which had generated revenues of 4 million euros to June 2009;

•

MTV group revenues amount to 98 million euros, basically unchanged, before intragroup eliminations, compared to 2009. This result was reached thanks to higher advertising revenues on the One channel (+1 million euros) and the new MTV+ channel (+1 million euros), and also the satellite channels (+2 million euros). Conversely, in 2010, MTV Mobile revenues fell by 4 million euros and revenues of the Web channels were down by 1 million euros;

•

revenues from Network Operator activities, before intragroup eliminations, amount to 76 million euros, compared to 50 million euros in 2009, increasing 26 million euros (+53.1%). This result is principally due to higher revenues from the lease of bandwidths to third parties.

2010 also featured a broader spectrum of offerings by the Group with new programs and the launch of new digital terrestrial channels (La7D and MTV+) and the Web (La7.TV and the new portals Mtvnews.it and Nickjr.it), demonstrating how free TV still has a lot of potential if guided by the quality and excellence of the proposed content.

The results translated into a higher share and higher revenues and profit.

EBITDA

For the first time since 2003, EBITDA is a positive 13 million euros, reversing the trend of losses reported in 2009 (-7 million euros), with a positive change of 20 million euros.

EBITDA of Telecom Italia Media S.p.A. is -36 million euros, improving by 2 million euros compared to 2009 (-38 million euros); despite higher operating costs largely in connection with broadening the range of programming on channel La7 compared to 2009, such improvement is not only due to higher revenues but also to a reduction in costs on other operations.

EBITDA of the MTV group is 12 million euros, increasing 1 million euros compared to 2009 (11 million euros). The aforementioned stable revenues, the reduction in Playmaker activities, the decrease in costs associated with Mobile activities and the constant attention placed on operations all contributed to improving the EBITDA.

EBITDA of the Network Operator activities is 35 million euros, increasing 17 million euros compared to 2009 (18 million euros). The increase is due to higher revenues, as described above, which were only partly offset by higher operating costs that include 9 million euros for the writedown of receivables from Dahlia TV, after it was put into a wind-up on January 10, 2011.

EBIT

EBIT is a negative -92 million euros, compared to -68 million euros in 2009 and recorded a negative change of 24 million euros. The change is almost entirely due to the aforementioned improvement in EBITDA and the impairment loss on goodwill of -46 million euros recorded on the basis of the impairment test on the Media Business Unit.

Capital expenditures

Capital expenditures amount to a total of 67 million euros (53 million euros in 2009). Such expenditures refer to Telecom Italia Media S.p.A. (32 million euros), the MTV group (7 million euros) and Telecom Italia Media Broadcasting (28 million euros), mostly for the acquisition of television rights extending beyond one year (31 million euros) and the acquisition of infrastructures for the expansion and maintenance of the digital network (28 million euros).

Headcount

Headcount is 777 at December 31, 2010, with an increase of 20 compared to December 31, 2009, and includes 44 persons with temp work contracts (38 at December 31, 2009). The increase is mainly in reference to Telecom Italia Media S.p.A. as a resulting of building up its Digital Content structure and the start of the new La7D channel and programming changes.

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Corporate operations

Telecom Italia Media share capital increase

On April 8, 2010, the extraordinary session of the shareholders’ meeting met and passed the following resolutions:

(a) cancellation of the par value of ordinary and savings shares, effective April 19, 2010;

(b) reverse stock split of ordinary and savings shares in a ratio of 1 ordinary or savings share for every 10 ordinary or savings shares held, effective April 19, 2010;

(c) necessary amendments to the bylaws in order for the measures and the characteristics of the savings shares’ rights to remain unchanged following the resolutions in a) and b) above;

(d) share capital increase against payment of 240,000,000 euros through a rights offering of ordinary shares to the holders of Telecom Italia Media ordinary and savings shares – revoking the board’s previous power conferred by the shareholders’ meeting to increase share capital up to a maximum of 10 million euros.

With particular reference to this last point, the operation, begun on May 24, 2010,  ended on June 30, 2010 with full subscription to the 1,116,780,650 newly issued ordinary shares at the price of 0.2145 euros per share, including 0.1145 euros of paid-in capital, for a total of 239,549,449 euros, including 127,871,384 euros of paid-in capital.

The new share capital of Telecom Italia Media S.p.A., excluding paid-in capital, is 212,188,324.10 euros represented by 1,446,317,896 ordinary shares and 5,496,951 savings shares, without par value. Following the transaction, the percentage holding in Telecom Italia Media’s capital held by the Telecom Italia Group rose from 67.96% to 77.42%.

The capital increase falls under the Business Plan 2010-2012 approved by Telecom Italia Media’s board of directors on February 25, 2010 and is directed towards strengthening the equity structure to support Telecom Italia Media’s growth in the extremely dynamic market in which it operates.

In particular, proceeds from the subscription of the shares are entirely earmarked for repayment of part of the outstanding loan with Telecom Italia and with Telecom Italia Finance.

Dahlia operation

In August 2010, Telecom Italia Media S.p.A., as the minority shareholder, took part in a capital transaction regarding Dahlia TV – to which Telecom Italia Media Broadcasting supplies services for digital broadcasting capacity – through the subscription of a stake for an amount of 3 million euros as an ordinary investment and 14.4 million euros through the subscription of a hybrid financial instrument made up of convertible, redeemable preferred shares, with limited voting rights, and a reduction in the bandwidth lease up to about 11 million euros for the first few years. Telecom Italia Media’s share of the capital increase was subscribed to by offsetting a part of its receivable from Dahlia, following the with recourse acquisition of the residual receivables of Telecom Italia and Telecom Italia Media Broadcasting due from Dahlia.

In November 2010, Dahlia’s management, partly on account of the changed market scenario, took note of the fact that the Business Plan on which the recapitalization plan was based was no long feasible and approved a new company Business Plan (2011-2013) requesting a share capital increase in cash from the shareholders for 150 million euros.

The shareholders’ meeting held on January 10, 2011 did not approve either the Business Plan or the proposed capital increase since the majority shareholder, APTV, stated that it no longer wanted to financially support the development of the company. Therefore on that date, the Dahlia board of directors, having taken note of a reason for the automatic dissolution of the company, asked the shareholders’ meeting to appoint a receiver.

The wind-up is going forward. Dahlia TV continued to broadcast until February 25, 2011, until news of the failed rescue plan proposed by certain shareholders became public, ending with the interruption of broadcasting on that date.

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Principal changes in the regulatory framework

Romani Decree

It should be noted that Legislative Decree 44/2010 requires that  AGCom’s implementing regulations to which the primary legislation refers and the authorizations already granted, should be revised within 180 days of the passing of the law in order to reflect the changes made to the TURTV (Consolidated Broadcasting Act).

In this connection, AGCom has completed the two public consultations (Decisions 258/10/CONS and 259/10/CONS) on the regulations for the supply of linear audiovisual media services on communications channels other than cable, satellite or terrestrial and for the supply of on-request media services.

As a supplier of media services, supplier of associated interactive services and as an operator of a network, the Telecom Italia Media group is subject to the regulations of the Testo Unico.

In the context of the migration to digital terrestrial, the Telecom Media group, already having analog TV concessions for La7 and MTV, organized itself to act as a broadcaster from a digital terrestrial platform and as an operator of a digital terrestrial network.

In fact, since May 2006, Telecom Italia Media Broadcasting has been the Group’s network operator and Telecom Italia Media and MTV Italia have operated as broadcasters.

In particular, on May 5, 2010, the Ministry for Economic Development – Communications granted to Telecom Italia Media S.p.A. and MTV Italia S.r.l. the status of national broadcasters for the digital terrestrial platform of the national channels La7 and MTV: Music Television (the former analog concessions). Telecom Italia Media also holds the general authorization to supply interactive services on a digital terrestrial platform.

National Plan for the assignment of digital Frequencies

With the publication at the end of June 2010 of Decision 300/10/CONS regarding the National Plan for the Assignment of Digital Frequencies (PNAFD), the Authority has partially resolved a part of the uncertainty affecting the assignment of frequencies to the national operators.

However, the Authority has ratified the frequency assignments which are damaging for Telecom Italia Media but has not defined the procedures for the transition from the present situation to the PNAFD and has not identified the frequencies for the purposes of the competitive procedures for the assignment of “digital dividend” frequencies.

Decision 300/10/CONS fixes the frequencies for 25 national networks: (i) 2 networks for the requirements of public service, the regionalized MUX and the MUX DVBH or DVBT2, (ii) 20 DVBT networks with approximate coverage of 80% of the territory and (iii) 3 DVBH networks of which 2 for the conversion of the existing networks (Mediaset and H3G) restricting the use of these last two.

The Decision sets the internal digital dividend at six networks, 5 DVBT networks and 1 DBVH network, to be assigned through competitive “beauty contest” procedure, without indication of their values and establishes as external digital dividend, to be utilized from 2015 for telecommunication services compliant with the Community objectives, the channels 61 to 69 UHF, to be assigned through competitive auction procedures.

With regard to the provisions of Decision 181/09/CONS concerning the criteria for the digitalization of the television networks, the Decision on the PNAFD:

•

introduces the k-SFN technology for certain networks which would otherwise not achieve the 80% territorial coverage;

•

legitimates the assignment of more frequencies to the public service MUX;

•

authorizes RAI to operate the DVBH frequency in DVBT2.

Telecom Italia Media, contesting the ratification of the PNAFD assignment plan containing the present frequency allocation which is damaging to its interests, the unlawful dispensations favoring RAI and the unlawful additional frequency assignments to RAI and the non-equivalence of the k-SFN technology to the SFN technology, has presented additional grounds to its existing appeal against Decision 300/10/CONS concerning digital frequencies.

Regulation of channel numbering

With Decision 366/10/CONS dated July 15, 2010 (published in the Gazzetta Ufficiale on August 10, 2010), AGCom established the automatic channel numbering plan for digital terrestrial TV, allocating the first nine numbers on the remote control to the ex analog channels with information obligations (the so-called generalist channels) and consequently allocating the number 7 to La7 and the number 8 to MTV: Music Television.

For the definitive allocation, the Authority has provided for two invitations for bids, one for the areas to be digitalized and one for the areas already digitalized. The two invitations were issued by the Ministry of Economic Development – Communications Department in the middle of August.

Telecom Italia Media and MTV have submitted applications on behalf of La7 and MTV and for the new digital terrestrial channels (La7d, MTV+), for the corresponding channels in HD, re-run channels (+1) and for the services associated with them (catch-up and on-demand). Telecom Italia Media has also applied for the electronic program guide and for access on digital terrestrial to Telecom Italia services such as Cubovision and web TV.

On November 24, 2010, the Ministry of Economic Development-Communications Department allocated the numbers 7 and 8 on the remote control to La7 and MTV and the numbers 29 and 67 to the new digital channels La7d and MTV+.

The Ministry also allocated numbers to the corresponding channels in HD – 507, 508, 529 and 567 and to the numbers corresponding to the re-run channels - 107, 108, 229 and 267. Numbers have also been assigned for on-demand and catch-up TV services (807 and 907 for La7, 808 and 908 for MTV, 829 and 929 for La7d and 867 and 967 for MTV+).

On November 26, 2010 the Ministry allocated the numbers 888, 999 and 998 to digital terrestrial access to the Telecom Italia Group services.

Telecom Italia Media and MTV have filed as opponents in various appeals which dispute for a variety of reasons the legitimacy of the allocation of channels 7 and 8 on the remote control to La7 and MTV, respectively. Among these are: (i) the appeal by the local Apulian broadcaster Telenorba which holds the allocation plan to be unlawful since the numbers 10 to 19 rather than 7 to 9 have been allocated to local broadcasters, claiming the existence of an historic use of these latter numbers by the local broadcasters; (ii) the appeal by the local Sardinian broadcaster Videolina which disputes the non-allocation of the number 9 and in any case the numbering of just one digit; (iii) the appeal by the Sardinia Region contesting the non-allocation to local broadcasters of a numbering of just one digit; (iv) the appeal by SKY Italia contesting the non-allocation of the number 10 position to the “Cielo” channel and the constitutional illegitimacy of the entire channel numbering regulation; and (v) the appeal by TBS-Retecapri which contests the generalist typology for MTV and the consequent allocation of number 8.

Digitalization of TV networks and frequencies

With the implementation by the Ministry of Economic Development - Department of Communications of the criteria for the digitalization of TV networks under Decision 181/09/CONS and in contrast to what occurred in Sardinia, the Telecom Italia Media group has been assigned frequency resources for the construction of only three digital multiplexes with the consequence that it is unable to convert all the analog and digital networks that it operates.

In the presence of the rejection by the Ministry of the applications for annulment under the right of self-redress, in an appeal to the Lazio TAR (the appeal was made initially to the President of the Republic and only after the transposition of Rete A/the Espresso group did Telecom Italia Media apply to the TAR), the Group has challenged the Ministry’s digital frequency assignment rulings adopted in violation of the principle – sanctioned by industry legislation and affirmed in Decision 181/09/CONS – according to which each operator is entitled to convert to digital each of the digital and analog networks which it lawfully operates (the so-called one for one criterion).

Additional grounds have been submitted opposing any ruling and measure which established the assignment of rights of use to only three digital frequencies rather than four.

On July 22, 2010, the European Commission announced its acceptance of the commitments made by SKY Italia for admission to the bid for the digital dividend assignment procedure. SKY Italia has undertaken to bid for a single digital MUX and, if successful, to operate only free-to-air on the acquired MUX.

Telecom Italia Media has appealed to the Court of Justice of the European Union against the European Commission’s decision to admit SKY as a new entrant to the bid for the digital dividend assignment procedure on the grounds that the decision erroneously equates TI Media with RAI and Mediaset, incumbent operators in the terrestrial network market.

On October 26, 2010, with Decision 497/10/CONS, the AGCom published the criteria for the competitive procedure for the assignment of the internal digital dividend.

The Decision confirms the framework established in the public consultation and erroneously equates TI Media with RAI and Mediaset, incumbent operators in the terrestrial network market. As a result of this association, TI Media may enter the competitive procedure for Lot B (2 DVB-T frequencies) with RAI and Mediaset and for Lot C (1 DVB-H/DVB-T2 frequency) but is not allowed to bid for Lot A (3 DVB-T frequencies), the latter being restricted to new entrants and minor operators, in which group AGCom has classified SKY Italia.

In line with the appeal already filed on the question of digital frequencies and with the appeal against the EU Commission’s decision to admit SKY to the bidding, TI Media has appealed against AGCom Decision 497/10/CONS to the Lazio TAR.

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Commercial developments

On March 22, 2010, La7D was born, a free digital terrestrial channel which follows the image and editorial line of La7 and which proposes La7’s symbolic programs in new time-slots along with new lighter programs closer to the young and female audiences to which it is directed.

In May 2010, the new channel MTV+ was born, available on digital terrestrial and on SKY. MTV+ satisfies at 360 degrees the passion for music and the desire to explore the world of the 7 notes. The daily menu of specials, documentaries, films and telefilms, theme hours and interactive charts satisfies the target audience’s desire to be informed thanks to a playlist which fully represents the present state of pop culture

Olivetti

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The Business Unit

The Olivetti group mainly operates in the sector of office products and services for Information Technology. Thanks to its vast offering of cutting-edge hardware and software, its Solution Provider activities offer solutions able to automate processes and business activities for small and medium enterprises, large corporations and vertical markets. The offering comprises digital printing systems, notebooks and personal computers, ink-jet office products, specialized applications for the banking field and commerce, information systems for managing forecast games, electronic voting and e-government. It also operates with a dedicated structure in the field of documental services (digital management of company documents), caring services (specialist help-desk) and technical assistance. Olivetti also manufactures products using silicon technology (ink-jet print heads and MEMS - Micro Electro-Mechanical Systems and industrial applications). During 2010, Olivetti continued the process begun in 2009 of expanding and diversifying the offering by concentrating on both the development of software solutions and applications services for businesses and public administrations, and also specialized devices.

The market of the Business Unit is focused mainly in Europe, Asia and South America.

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The structure of the Business Unit

The Business Unit is organized as follows (main companies only):

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  Main operating and financial data

Key results in 2010 compared to 2009 are presented in the following table:

(millions of euros)	2010	2009	Change
			(amount)%

Revenues	391	350	41	11.7
EBITDA	(19)	(14)	(5)	(35.7)
EBITDA margin	(4.9)	(4.0)
EBIT	(24)	(19)	(5)	(26.3)
EBIT margin	(6.1)	(5.4)
Capital expenditures	5	4	1	25.0
Headcount at year-end (number)	1,090	1,098	(8)	(0.7)

Revenues

Revenues amount to 391 million euros in 2010, increasing 41 million euros compared to 2009.

The revenue increase is across all Commercial Channels, thanks also to the first positive effects of the renewal of the offering linked to the strategic repositioning of the company in the Information Technology market. Particularly important is the contribution to sales by the new product lines (Data Cards, Netbooks and Notebooks) in the Telecom Italia and Olivetti channels.

In Italy, higher sales were recorded in the indirect channel (dealers and distributors) particularly for professional office products, fiscal cash registers and new product lines (Netbooks and Notebooks) which more than compensate for the decline in sales of products using ink-jet technology (faxes, multifunctional printers and accessories). The direct channel (sales to large customers) grew compared to 2009 thanks to an order for about 8,000 specialized terminals for the largest gaming operator in Italy. Installations, begun in 2009, are continuing on an important project in collaboration with Telecom Italia S.p.A. for the supply of specialized terminals for payments/services to authorized tobacconists in Italy.

EBITDA

EBITDA is a negative 19 million euros and recorded a negative change of 5 million euros compared to the prior year. The change in EBITDA can be traced to employee benefits expenses for 5 million euros, the mobility procedure under Law 223/91 owing the union agreements signed on January 11, March 8, and September 30, 2010 for 4 million euros and other expenses for termination benefit incentives in the foreign affiliates for 1 million euros.

EBITDA generated by the increase in revenues offset the fall caused by the decline in certain traditional products (faxes, for example).

Organic EBITDA is unchanged, as detailed in the following table:

(millions of euros)	2010	2009	Change

HISTORICAL EBITDA	(19)	(14)	(5)
Effect of the change in the scope of consolidation		(1)	1
Expenses for mobility under Law 223/91	4		4
COMPARABLE EBITDA	(15)	(15)	-

EBIT

EBIT is a negative 24 million euros and recorded a negative change of 5 million euros compared to 2009, owing to the reasons described under EBITDA.

Organic EBIT is unchanged, as detailed in the following table:

(millions of euros)	2010	2009	Change

HISTORICAL EBIT	(24)	(19)	(5)
Effect of the change in the scope of consolidation		(1)	1
Non-organic expenses already described under EBITDA	4	-	4
EBIT COMPARABLE	(20)	(20)	-

Capital expenditures

Capital expenditures amount to 5 million euros, increasing 1 million euros over the same period of the prior year.

Headcount

Headcount is 1,090 (1,001 in Italy and 89 foreign) at December 31, 2010, a reduction of 8 compared to December 31, 2009 (1,098, of whom 1,005 in Italy and 93 foreign). During the period, 38 persons were added and 46 persons left, consistently with the professional remix focused on the new Olivetti sales offerings.

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Commercial developments

During 2010, Olivetti launched a series of initiatives which mark new important milestones for the company in its progress towards strategic repositioning, begun last year with the launch of the “Documental Hub” for the digital managing of documents, which has allowed entry into the software solutions and IT services markets. The new initiatives are distinguished by their integration of hardware products with evolved services and applications, operating with Telecom Italia and using qualified partners.

In connection with the “Documental Hub” offering, significant orders have already been taken, such as the solution developed for a chain of stores in the fashion sector which makes it possible to integrate the management of the fiscal documentation from 2000 points of sale.

In March 2010, Olivetti submitted a comprehensive proposal for the digitalization of schools: interactive multimedia blackboards, notebook computers, technology platforms for interaction between school and family, multi-media teaching content and support.

Olivetti is aiming at the “digital schoolroom” with the first complete offer for the digitalization of the school environment. “Scuola Digitale Olivetti” includes interactive multimedia blackboards, Olivetti Notebooks, Netbooks or Tablet PCs for teachers and pupils, servers and projectors and, in addition, the services platform for interaction between school and family (the “Olischool” offering) – provided on an “on demand” basis through the Telecom Italia Data Centers – to allow interaction between school and family and the sharing on line of the lessons given in the classroom, the multimedia teaching content and the support services throughout the country. The Olivetti offering also integrates the multimedia teaching content of RCS Libri, leader in the scholastic publishing sector and the technical support services from the network of highly qualified dealers across the entire national territory.

With this new initiative, Olivetti is aiming at a market worth over 1.8 billion euros worldwide to which can be added the market for corporate training. For interactive blackboards alone, the expected average annual growth rate to 2012 in Italy is 56%.

In March 2010, Olivetti re-entered the PC market with the launch of a range of new generation Notebook and Netbook computers integrated with innovative software services available in the “on demand” mode. The new Notebooks and Netbooks offering bring together design and innovation utilizing also new Intel processors and the operating system Microsoft Windows 7. Initially available with the Olivetti PC Guard services for the protection of PC and data, the new line of Notebooks and Netbooks will later be integrated with a broad range of evolved services and applications capable of optimizing the costs and performance of businesses thanks to services provided using “software as a service” and “pay-per-use” models. This allows businesses to access solutions which are constantly updated without investing in technology infrastructure.

The new product offering also utilizes the technological competence of Advalso, the services center of Olivetti for customer support services and IT support, the Telecom Italia Data Centers for the provision of the most evolved software services and Olivetti’s own network of dealers. After the launch on the Italian market, the new service offering will be marketed in the countries in which Olivetti is present with its sales offices.

With this new initiative, addressed to business customers and, through Telecom Italia, to consumers, Olivetti is aiming at a market which, in its data and PC protection services, is new and for which a trend of significant growth is expected.

Promotion and sale in Latin America of the “Smart Town” offering continued in the second half of the year. This is an integrated solution for the intelligent remote-management of external and/or public utility and security lighting systems. The first applications in the region are in progress, with pilot installations and participation in bids for the automation of lighting in Argentina, Brazil and Mexico.

In February 2011 the tablet computer has been launched with applications for both consumer and business users.

International Investments

BBNed group

At September 30, 2010, following the decision taken for its disposal, the BBNed group was considered as a disposal group under IFRS 5 (Non-current assets held for Sale and Discontinued Operations). The sale transaction was finalized on October 5, 2010 after obtaining authorization from the competent Dutch authorities.

Key results of the BBNed group up to the date of its sale are summarized below.

The BBNed group consists of the parent, BBNed N.V., and its two subsidiaries, BBeyond B.V. and InterNLnet B.V..

Key results in the first nine months of 2010 and the year 2009 are presented in the following table:

BBNed group

(millions of euros)	1/1 – 9/30/2010	2009

Revenues	62	87
EBITDA	11	15
EBITDA margin	17.7	17.2
EBIT	(3)	(5)
EBIT margin	(4.8)	(5.7)
Capital expenditures	4	6
Headcount at period-end (number)	320	347

Other Investments Accounted for Using the Equity Method

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ETECSA

Held by: Telecom Italia International 27%

At December 31, 2010, EtecSA Cuba, after the decision to proceed with its sale, which actually took place on January 31, 2011, is considered an investment held for sale. Consequently, at the end of the year, the entire amount of the investment, equal to 389 million euros, was reclassified to “Discontinued operations/Non-current assets held for sale – of a non-financial nature” in the statement of financial position.

Further details are provided in the Note “Events subsequent to December 31, 2010” of the consolidated financial statements at December 31, 2010 of the Telecom Italia Group.

Review of Operating and Financial Performance - Telecom Italia S.p.A.

			Change (a-b)
(millions of euros)	2010 (a)	2009 (b)	amount	%	% organic

Revenues	18,985	20,474	(1,489)	(7.3)	(7.3)
EBITDA	9,089	9,508	(419)	(4.4)	(2.4)
EBITDA margin	47.9%	46.4%	1.5
Organic EBITDA margin	49.8%	47.3%	2.5
EBIT	4,969	5,161	(192)	(3.7)	(0.8)
EBIT margin	26.2%	25.2%	1.0
Organic EBIT margin	28.1%	26.3%	1.8
Profit before tax	4,610	2,456	2,154	°
Profit for the year	3,513	1,399	2,114	°
Capital expenditures	3,018	3,406	(388)
net financial debt	36,586	39,695	(3,109)
headcount at year end (*) (number)	49,636	54,236	(4,600)

(*) at 12/31/2010 and at 12/31/2009

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Operating performance

The Parent, Telecom Italia S.p.A., reports a profit of 3,513 million euros in 2010, with an increase of 2,114 million euros compared to 2009.

Revenues

Revenues amount to 18,985 million euros, decreasing 1,489 million euros (-7.3%) compared to 2009; the organic change is the same.

The trend in revenues shows the following changes in the commercial segments compared to 2009:

•

a contraction in revenues in the Consumer segment (9,687 million euros, decreasing 11.6% compared to 2009, or -1,266 million euros), referring to both services (-1,049 million euros) and product sales (-257 million euros). The reduction in revenues from services is largely attributable to the contraction of revenues from traditional voice services, particularly Fixed voice (-212 million euros, or -14.1%) and outgoing Mobile voice (-486 million euros, or -14.3%). In order to meet the challenge of fierce competitive pressure which dominated the Consumer market, new sales policies were introduced at the end of 2009 aimed at regaining the competitiveness of the Company’s offerings through more transparent and cheaper rate plans. Thanks to such steps, during 2010, there was a halt in the contraction of the customer base. As far as internet services are concerned, revenues increased compared to 2009 due to the continuous growth of Fixed (+50 million euros) and Mobile (+20 million euros) Broadband services

•

a reduction in revenues in the Business segment (3,509 million euros, decreasing 5.9%, or -221 million euros compared to 2009). Despite the decline, the gradual recovery noted in the previous quarters is affirmed, with a considerable improvement reported compared to the data in the previous year (-9.7%). Such change is the result of the sales policies introduced as early as the second half of 2009, particularly regarding the Impresa Semplice brand, aimed at containing the erosion of both fixed and mobile customer bases and obtaining a better quality of acquired customers. Specifically, note should be taken of the increase in the revenues of Fixed Broadband (+20 million euros) and Mobile Browsing (+23 million euros, or an increase of 14.8% compared to 2009);

•

a reduction in revenues in the Top segment (3,496 million euros, decreasing 4.8% compared to 2009, or -178 million euros), with a trend gradually gaining ground over the previous quarters thanks especially to the continuing high level of sales which was a recurring phenomenon in the last quarter. The Voice and Data areas were penalized the most by the difficulties in the overall economic scenario and the growing pressure over prices, recording respectively a contraction of 13.1% (-145 million euros) and 6.4% (-11 million euros). In the Mobile area, revenue growth is confirmed (+7.4%, or +50 million euros), thanks to the continuing expansion of the customer base and the growth of VAS (+50 million euros, or +16.4%);

•

an increase in revenues in the National Wholesale segment (+80 million euros, or +4.0%), generated by the growth of the customer base of OLOs in the services Local Loop Unbundling, Wholesale Line Rental and Bitstream services.

EBITDA

EBITDA is 9,089 million euros, decreasing 419 million euros (-4.4%) compared to 2009. The organic change in EBITDA is a negative 2.4% (-232 million euros). The EBITDA margin grew from 46.4% in 2009 to 47.9%; at the organic level, the EBITDA margin is 49.8% (47.3% in 2009).

Non-organic income and expenses excluded from the calculation of organic EBITDA are as follows:

(millions of euros)	2010	2009	Change

Expenses for mobility+ under Law 223/91	245	-	245
Disputes and settlements	91	154	(63)
Other expenses, net	30	25	5
Total non-organic (income) expenses	366	179	187

At the EBITDA level, the negative effects described under the comments on revenues are partly offset by the reduction in operating costs which are analyzed below.

Acquisition of goods and services

Acquisition of goods and services stands at 6,651 million euros, decreasing 1,095 million euros (-14.1%) compared to 2009 (7,746 million euros). The change is attributable to a generalized reduction in all components, particularly the purchase costs of raw materials (mostly purchases of goods and equipment for resale in the fixed and mobile segments), the portion of revenues to be paid to other operators (due to the development of the Community TIM rate plans and also the termination rates of voice calls on the network of other operators from fixed and mobile networks) and the commercial costs, particularly for customer acquisition. This last reduction is connected with the strategy focusing commercial efforts on higher-value customers.

Details are as follows:

(millions of euros)	2010	2009	Change

Purchases of goods	895	1,393	(498)
Portion of revenues to paid to other operators and interconnection costs	2,055	2,379	(324)
Commercial and advertising costs	982	1,152	(170)
Consulting and professional services	155	173	(18)
Power, maintenance and outsourced services	942	1,018	(76)
Rent and leases	843	875	(32)
Other service expenses	779	756	23
Total acquisition of goods and services	6,651	7,746	(1,095)

As a percentage of revenues, the acquisition of goods and services is 35% (37.8% in 2009).

Employee benefits expenses

Details are as follows:

(millions of euros)	2010	2009	Change

Ordinary expenses of employees	2,876	3,120	(244)
Expenses for mobility under Law 223/91	245	-	245
Total employee benefits expenses	3,121	3,120	1

The reduction of 244 million euros in the ordinary expenses of employees in Italy is mainly due to the contraction in the average headcount of the salaried workforce (-3,104 compared to December 31, 2009, of whom -500 are under “solidarity contracts”) countered mainly by the effect of the increase in minimum salaries established by the TLC collective national labor contract renewed on October 23, 2009. Also contributing to the decrease in these expenses is the sale of the IT business to Shared Service Center in May 2010 (-1,378 persons (average), equal to approximately -77 million euros).

Expenses for mobility under Law 223/91 total 245 million euros as a result of the August 4, 2010 Agreement signed with the labor unions. The agreement covers the steps to be taken regarding employment levels during the years of the Business Plan 2010–2012, with the expectancy, among other things, of recourse to a new voluntary mobility procedure for 3,900 people in the period 2010-2012.

In determining the amount of the provision charge, account was taken of the valuation of the cost of the new mobility procedure and the estimate of the higher mobility expenses for any integration of the cost for those terminated under pre-June 2010 mobility, due to the coming into force of the so-called Economic Maneuver as a result of the postponement of the pension windows. Such expenses would be determined by the eventuality that the competent institutions would not pass an adjusting maneuver and that Telecom Italia, of necessity, would be required to safeguard the effectiveness of the agreements that have already been reached.

In 2010, the average headcount of the salaried workforce, including those with temp contracts, is 50,076 (54,558 in 2009). Headcount at December 31, 2010 is 49,636 with a reduction of 4,600 compared to December 31, 2009.

Other operating expenses

Details are as follow:

(millions of euros)	2010	2009	Change

Writedowns and expenses in connection with credit management	310	396	(86)
Provision charges	60	135	(75)
Telecommunications operating fees and charges	53	49	4
Indirect duties and taxes	84	81	3
Penalties, settlement compensation and administrative fines	105	72	33
Association dues and fees, donations, scholarships and traineeships	22	24	(2)
Sundry expenses	32	50	(18)
Total	666	807	(141)

Other operating expenses totaling 666 million euros also contracted by 141 million euros compared to 2009 (807 million euros) due to a generalized decrease in all line items, particularly writedowns and expenses in connection with credit management and provision charges.

Penalties, settlement compensation and administrative fines record an increase of 33 million euros as a result of settlements reached during the year. Indirect duties and taxes include expenses for 15.6 million euros for the payment, made during the year, of VAT relating to invoices of the period 2005-2009 for exports to operators in San Marino because the tax documentation was found to be incomplete.

Depreciation and amortization, Gains on disposals of non-current assets and Impairment losses on non-current assets

Depreciation and amortization charges are 4,107 million euros (4,303 million euros in 2009), decreasing 196 million euros and referring to tangible assets for 147 million euros and intangible assets for 49 million euros. The reduction in depreciation is largely on account of the decrease in amortizable assets owing in part to the reduction of capital expenditures in recent years, especially for the rented cell phones (-68 million euros) and the submarine network (-38 million euros). The decrease in the amortization charge of intangible assets is mainly due to a lower amount of amortizable applications development regarding  the mobile platforms.

Capital expenditures total 3,018 million euros (3,406 million euros in 2009), decreasing 388 million euros, principally due to the impact of the 2009 purchase of part of the IPSE frequencies (89 million euros) and the continuation of the plans for the optimization and rationalization of capital expenditures particularly with respect to Network Platforms, Service Platforms, IT and Service Creation. Also contributing to the reduction is the new commercial policy regarding mobile handsets which is more selective and focused on high-value customers.

Gains on disposals of non-current assets total 3 million euros and can principally be ascribed to the disposal of buildings.

Losses include 7 million euros of disposals of rented materials returned to the warehouse and scrapped and disposal of a software platform. In 2009, the losses on disposals of non-current assets had amounted to 51 million euros largely for the disposal of the credit management platform of the fixed consumer segment.

Finally, impairment losses on non-current assets are 9 million euros (5 million euros in 2009), of which 5 million euros refers to the writedown of the development of the information systems no longer in use and 4 million euros to the writedown of unused network materials and telephone systems in the process of being replaced with new more technologically advanced materials.

EBIT

EBIT is 4,969 million euros, decreasing 192 million euros (-3.7%) compared to 2009. The organic change in EBIT is a negative 0.8% (-44 million euros). The EBIT margin is 26.2% (25.2% in 2009); at the organic level, the EBIT margin is 28.1% (26.3% in 2009).

Non-organic income and expenses excluded from the calculation of organic EBIT are as follows:

(millions of euros)	2010	2009	Change

Non-organic expenses already described under EBITDA	366	179	187
Impairment losses on non-current assets	-	39	(39)
Total Non-organic (revenues and income) / costs and expenses	366	218	148

Income (expenses) from investments

Details are as follows:

(millions of euros)	2010	2009	Change

Dividends	2,357	166	2,191
Other income and gains on disposals of investments	1	4	(3)
Impairment losses on financial assets	(562)	(537)	(25)
Total	1,796	(367)	2,163

Specifically:

•

dividends mainly refer to Telecom Italia International (2,000 million euros) and Telecom Italia Deutschland Holding (345 million euros);

•

the year 2009 had included the gain on the sale of the stake in Luna Rossa Challenge 2007;

•

impairment losses are mainly in respect of the writedowns of the investments in Telecom Italia Deutschland Holding (352 million euros) following the reduction in the equity of the company after the distribution of reserves, Telecom Italia Media (162 million euros) on the basis of the results of the impairment test, Olivetti (18 million euros), Tiglio I (13 million euros) and Shared Service Center (10 million euros).

Finance income (expenses)

Details are as follows:

(millions of euros)	2010	2009	Change

Income on bonds bought back	-	3	(3)
Early closing of cash flow hedge derivatives	(9)	20	(29)
Net finance expenses, fair value adjustments of derivatives and other items	(2,146)	(2,361)	215
Total	(2,155)	(2,338)	183

In particular, the improvement of 215 million euros in “Net finance expenses, fair value adjustments of derivatives and other items” refers to the change in interest rates and the reduction in debt exposure.

Income tax expense

Income tax expense is 1,097 million euros, increasing 40 million euros compared to 2009 due to:

•

lower prior years’ positive adjustments (62  million euros). On this point, income taxes in 2009 benefitted from the reimbursement application for prior years’ IRAP deductibility for 35 million euros;

•

lower income taxes for the year (about  22 million euros) as a result of the reduction in the taxable base and other changes.

Consolidated financial position performance

Financial position structure

(millions of euros)	12/31/2010	12/31/2009	Change
		Restated
	(a)	(b)	(a-b)
ASSETS
Non-current assets	68,717	70,243	(1,526)
Current assets	9,909	12,389	(2,480)
	78,626	82,632	(4,006)
EQUITY AND LIABILITIES
Equity	25,564	23,068	2,496
Non-current liabilities	39,283	42,579	(3,296)
Current liabilities	13,779	16,985	(3,206)
	78,626	82,632	(4,006)

Net financial debt and cash flows

Net financial debt

Net financial debt is 36,586 million euros, decreasing 3,109 million euros compared to 39,695 million euros at the end of 2009.

In addition to the usual indicator (renamed “Net financial debt carrying amount”), a new indicator is also presented denominated “adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

In contrast to the presentation in the 2009 financial statements, non-hedging derivatives were reclassified by extrapolating the non-current from the current component. Previously, this type of derivatives was classified only in current liabilities. Further details are provided in the Note “Reclassifications” in the Telecom Italia S.p.A. financial statements at December 31, 2010.

It should also be recalled that starting from May 2009, steps were taken to centralize derivatives in Telecom Italia S.p.A. so that the Parent would be the sole counterpart of the banking system for derivative transactions as far as the European companies are concerned. As a result, Telecom Italia S.p.A. has two non-hedging derivatives (one with the bank and the other with the same but opposite sign with the intercompany) and maintains the hedging relationship carried by the subsidiary and the Group.

The composition is the following:

Net financial debt

(millions of euros)	12/31/2010	12/31/2009	Change
		Restated
	(a)	(b)	(a-b)
NON-CURRENT FINANCIAL LIABILITIES
Bonds	16,406	17,286	(880)
Amounts due to banks, other financial payables and liabilities	19,312	21,401	(2,089)
Finance lease liabilities	1,436	1,545	(109)
	37,154	40,232	(3,078)
CURRENT FINANCIAL LIABILITIES (1)
Bonds	3,067	1,985	1,082
Amounts due to banks, other financial payables and liabilities	2,777	5,592	(2,815)
Finance lease liabilities	212	236	(24)
	6,056	7,813	(1,757)
GROSS FINANCIAL DEBT	43,210	48,045	(4,835)

NON-CURRENT FINANCIAL ASSETS
Financial receivables and other non-current financial assets	2,100	2,060	40
	2,100	2,060	40
CURRENT FINANCIAL ASSETS
Securities other than investments	1,159	1,321	(162)
Financial receivables and other current financial assets	602	733	(131)
Cash and cash equivalents	2,763	4,236	(1,473)
	4,524	6,290	(1,766)
TOTAL FINANCIAL ASSETS	6,624	8,350	(1,726)

NET FINANCIAL DEBT CARRYING AMOUNT	36,586	39,695	(3,109)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,046)	(910)	(136)
ADJUSTED NET FINANCIAL DEBT	35,540	38,785	(3,245)
Breakdown as follows:
TOTAL ADJUSTED GROSS FINANCIAL DEBT	40,915	46,287	(5,372)
TOTAL ADJUSTED FINANCIAL ASSETS	(5,375)	(7,502)	2,127
(1) of which current portion of medium/long-term debt:
Bonds	3,067	1,985	1,082
Amounts due to banks, other financial payables and liabilities	1,459	2,947	(1,488)
Finance lease liabilities	212	236	(24)

The non-current portion of gross financial debt is 37,154 million euros (40,232 million euros at the end of 2009) and represents 86% of total gross financial debt.

In keeping with the Group’s objectives in terms of debt composition and in accordance with the adopted “Guideline policy for debt management using derivative instruments”, Telecom Italia S.p.A., in securing both loans from third parties and intercompanies, uses IRS and CCIRS derivative financial instruments to hedge its liabilities. Further details are provided in the Note “Derivatives”.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risk on financial instruments denominated in currencies other than euro and for the management of interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate and interest rate of future variable contractual flows.

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2010:

Net operating free cash flow

(millions of euros)	2010	2009	Change

EBITDA	9,089	9,508	(419)
Capital expenditures on an accrual basis	(3,018)	(3,406)	388
Change in net operating working capital:	(237)	(209)	(28)
Change in inventories	55	(52)	107
Change in trade receivables and net amounts due on construction contracts	292	402	(110)
Change in trade payables (*)	(587)	(564)	(23)
Other changes in operating receivables/payables	3	5	(2)
Change in provisions for employees benefits	57	(160)	217
Change in operating provisions and Other changes	(390)	57	(447)
Net operating free cash flow	5,501	5,790	(289)
% of Revenues	29.0	28.3

(*) Includes the change in trade payables for amounts due to fixed asset suppliers.

The reduction in net operating free cash flow in 2010 compared to 2009 (-289 million euros) is principally due to the decrease in EBITDA and the change in working capital, compensated in part by lower requirements for capital expenditures.

The following also had an impact on the trend of net financial debt during 2010:

Capital expenditures flow

Capital investments refer to intangible assets (1,230 million euros) and tangible assets (1,788 million euros).

Disposal of investments and other divestitures flow

Disposal of investments and other divestitures flow amounts to 37 million euros and mainly refers to payments of 30 million euros for the adjustment on the contribution of the IT business to Shared Service Center, and 7 million euros for the price adjustment on the sale of Liberty Surf group, compensated in part by the collection of the sales price on the disposal of the investment in LI.SIT (2 million euros).

Financial investments flow

Financial investments flow amounts to 199 million euros for payments made to subsidiaries and associates for share capital increases or replenishment of share capital and/or the coverage of losses (of which 187 million euros is for Telecom Italia Media and 10 million euros in favor of Shared Service Center).

Dividends flow

Dividends paid amount to 1,034 million euros. Dividends collected from Group companies total 2,357 million euros and particularly include the dividends collected from Telecom Italia International (2,000 million euros) and Telecom Italia Deutschland Holding (345 million euros).

Finance expenses, income taxes and other net non-operating requirements flow

Finance expenses, income taxes and other net non-operating requirements flow mainly includes the payment, made in 2010, of income taxes (for 1,322 million euros), net finance expenses (for 2,155 million euros) and the change in non-operating receivables and payables.

***

As regards the financial debt of Telecom Italia, the following is also mentioned:

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized in 2010 resulted in a positive effect on net financial debt at December 31, 2010 of 1,178 million euros (1,010 million euros at December 31, 2009).

Bonds

Bonds at December 31, 2010 total 19,473 million euros (19,271 million euros at December 31, 2009). Their nominal repayment amount is 18,623 million euros, decreasing 73 million euros compared to December 31, 2009 (18,696 million euros).

The change in bonds during 2010 is as follows:

(millions of original currency)	currency	amount

NEW ISSUES			Issue date
Telecom Italia S.p.A. 1,250 million euros 5.25% maturing 2/10/2022	Euro	1,250	2/10/2010

REPAYMENTS			Repayment date
Telecom Italia S.p.A. Floating Rate Notes 796 million euros Euribor 3 months+ 0.20% (1)	Euro	796	6/7/2010
Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with a repayment premium	Euro	574	1/1/2010

(1)  Net of 54 million euros bought back by the company during 2009.

In 2010, Telecom Italia S.p.A. did not repurchase own bonds.

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, the nominal amount at December 31, 2010 is equal to 305 million euros and decreased by 43 million euros compared to December 31, 2009 (348 million euros).

***

Revolving Credit Facility e Term Loan

The following table shows the composition and the drawdown of the syndicated committed credit lines available at December 31, 2010. These are represented by the Revolving Credit Facility for a total of 8 billion euros expiring August 2014 and the new syndicated revolving line for a total of 1.25 billion euros signed February 12, 2010 and expiring February 2013. In January 2010, the syndicated line denominated Term Loan 2010 for 1.5 billion euros became due and was repaid from cash resources:

	12/31/2010		12/31/2009
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down

Term Loan – expiring 2010	--	--	1.5	1.5
Revolving Credit Facility – expiring 2013	1.25	--	--	--
Revolving Credit Facility – expiring 2014	8.0	1.5	8.0	1.5
Total	9.25	1.5	9.5	3.0

Lehman Brothers Bankhaus AG London Branch bank is the Lender of the Revolving Credit Facility expiring 2014 with a commitment of 19 million euros and an amount disbursed of 3.6 million euros.

The bank’s commitment under the Term Loan of 19.9 million euros, disbursed in full, was duly repaid on the loan’s expiration date of January 28, 2010.

With regard to Lehman Brothers Bankhaus AG’s commitment, Telecom Italia has not received any communication from Lehman Brothers Bankhaus AG, or from its representatives or directors or agent of the committed facilities which, at this time, entails changes compared to the situation prior to the bankruptcy of Lehman Brothers Holding Inc..

On July 14, 2010, a bilateral stand-by credit line was secured for 120 million euros for a period of 18 months (expiring January 13, 2012) from Banca Regionale Europea and has been completely drawn down.

On December 20, 2010, a revolving bilateral credit line was secured for 200 million euros for a period of 18 months (expiring June 19, 2012) from Unicredit S.p.A., drawn down for 120 million euros.

Maturities of financial liabilities

The average maturity of non-current financial liabilities is 7.28 years.

For details of the maturities of financial liabilities in terms of expected nominal repayment amount, as contractually agreed, reference should be made to the Notes “Net financial debt” and “Financial Risk Management” in the Telecom Italia S.p.A. financial statements at December 31, 2010.

Financial assets

Financial assets total 6,624 million euros (8,350 million euros at December 31, 2009) of which 665 million euros refers to financial receivables from Group companies.

Moreover, 4,525 million euros (6,290 million euros at December 31, 2009) are classified as current financial assets. This level of current assets, together with unused committed credit lines of 7.8 billion euros, allows the Company to amply meet its repayment obligations.

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EQUITY

Equity is 25,564 million euros, increasing 2,496 million euros compared to December 31, 2009 (23,068 million euros). The changes in equity during 2010 and 2009 are reported in the following table:

(millions of euros)	2010	2009

At the beginning of the year	23,068	22,868
Bond conversions, equity instruments granted and purchase
of treasury shares	20	(7)
Profit for the year	3,513	1,399
Dividends declared	(1,035)	(1,035)
Movements in the reserve for available-for-sale financial assets
and cash flow hedges	(2)	(157)
At the end of the year	25,564	23,068

Financial Statements – Telecom Italia S.p.A.

Separate Income Statements

(millions of euros)	Year 2010	Year 2009	Change amount	Change %
Revenues	18,985	20,474	(1,489)	(7.3)
Other income	210	240	(30)	(12.5)
Total operating revenues and other income	**19,195**	**20,714**	**(1,519)**	**(7.3)**
Acquisition of goods and services	(6,651)	(7,746)	1,095	(14.1)
Employee benefits expenses	(3,121)	(3,120)	(1)	0.0
Other operating expenses	(666)	(807)	141	(17.5)
Changes in inventories	(56)	52	(108)	°
Internally generated assets	388	415	(27)	(6.5)
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	**9,089**	**9,508**	**(419)**	**(4.4)**
Depreciation and amortization	(4,107)	(4,303)	196	(4.6)
Gains (losses) on disposals of non-current assets	(4)	(39)	35	°
Impairment reversals (losses) on non-current assets	(9)	(5)	(4)	°
OPERATING PROFIT (EBIT)	**4,969**	**5,161**	**(192)**	**(3.7)**
Income (expenses) from investments	1,796	(367)	2,163	°
Finance income	2,819	2,683	136	5.1
Finance expenses	(4,974)	(5,021)	47	(0.9)
PROFIT BEFORE TAX	**4,610**	**2,456**	**2,154**	**°**
Income tax expense	(1,097)	(1,057)	(40)	3.8
PROFIT FOR THE YEAR	**3,513**	**1,399**	**2,114**	**°**

Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), which came into effect on January 1, 2009, the following statements of comprehensive income include the profit for the year as shown in the separate income statements and all non-owner changes in equity.

Statements of Financial Position

(millions of euros)	12/31/2010 (a)	12/31/2009 Reclassified (*) (b)	Change (a-b)
ASSETS			
NON-CURRENT ASSETS			
Intangible assets			
Goodwill	40,013	40,013	-
Intangible assets with a finite useful life	3,970	4,350	(380)
	43,983	**44,363**	**(380)**
Tangible assets			
Property, plant and equipment owned	10,224	10,884	(660)
Assets held under finance leases	1,177	1,295	(118)
	11,401	**12,179**	**(778)**
Other non-current assets			
Investments	9,803	10,165	(362)
Securities, financial receivables and other non-current financial assets	2,100	2,060	40
Miscellaneous receivables and other non-current assets	512	525	(13)
Deferred tax assets	918	951	(33)
	13,333	**13,701**	**(368)**
TOTAL NON-CURRENT ASSETS (A)	**68,717**	**70,243**	**(1,526)**
CURRENT ASSETS			
Inventories	112	167	(55)
Trade and miscellaneous receivables and other current assets	5,273	5,931	(658)
Current income tax receivables	-	-	-
Securities other than investments	1,159	1,321	(162)
Financial receivables and other current financial assets	602	733	(131)
Cash and cash equivalents	2,763	4,237	(1,474)
TOTAL CURRENT ASSETS (B)	**9,909**	**12,389**	**(2,480)**
TOTAL ASSETS (A+B)	**78,626**	**82,632**	**(4,006)**
EQUITY AND LIABILITIES			
EQUITY			
Share capital issued	10,689	10,674	15
. less: treasury shares	(21)	(21)	-
Share capital	10,668	10,653	15
Reserves	1,697	1,689	8
Other reserves and retained earnings, including profit for the year	13,199	10,726	2,473
TOTAL EQUITY (C)	**25,564**	**23,068**	**2,496**
NON-CURRENT LIABILITIES			
Non-current financial liabilities	37,154	40,232	(3,078)
Employee benefits	968	975	(7)
Deferred tax liabilities	1	43	(42)
Provisions	485	512	(27)
Miscellaneous payables and other non-current liabilities	675	817	(142)
TOTAL NON-CURRENT LIABILITIES (D)	**39,283**	**42,579**	**(3,296)**
CURRENT LIABILITIES			
Current financial liabilities	6,056	7,813	(1,757)
Trade and miscellaneous payables and other current liabilities	7,689	8,937	(1,248)
Current income tax payables	34	235	(201)
TOTAL CURRENT LIABILITIES (E)	**13,779**	**16,985**	**(3,206)**
TOTAL LIABILITIES (F=D+E)	**53,062**	**59,564**	**(6,502)**
TOTAL EQUITY AND LIABILITIES (C+F)	**78,626**	**82,632**	**(4,006)**

Statements of Cash Flows

Additional Cash Flow Information

Reconciliation of Consolidated Equity

	Profit for the year		Equity at 12/31
(millions of euros)	2010	2009	2010	2009

Equity and Profit for the year of Telecom Italia S.p.A.	3,513	1,399	25,564	23,068

Equity and profit for the year of consolidated companies net of the share attributable of Non-controlling interests	1,274	(170)	19,026	18,641

Consolidation adjustments:
- elimination of carrying amount of the consolidated investments			(31,384)	(30,587)
- losses and impairment losses on consolidated companies included in the results of parent companies	519	486	10,931	10,732
- elimination of goodwill recognized in Parent financial statements			(40,013)	(40,013)
- recognition of positive differences arising from purchase of investments			43,763	43,501
- effect of elimination of carrying amount of Parent’s shares held by Telecom Italia Finance	1	42	(121)	(136)
- valuation of investments using the equity method, net of dividends	99	67	123	101
- intragroup dividends	(2,645)	(229)	-	-
- losses (gains) on disposals of investments	46	-	-	-
- elimination of internal profits included in tangible and intangible assets	6	8	(26)	(33)
- change in ownership percentage of consolidated companies during the year	-	-	-	(5)
- derivatives	4	8	383	221
- Sofora group (Argentina): revaluation to fair value of the 50% interest held before the business combination and effects arising from the business combination	278	-	230	-
- other adjustments	26	(30)	343	462

Equity and Profit for the year attributable to owners of the Parent	3,121	1,581	28,819	25,952
Equity and Profit attributable to Non-controlling interests	451	15	3,791	1,168
Equity and Profit for the year in the consolidated financial statements	3,572	1,596	32,610	27,120

Related Party Transactions

In accordance with art. 5, paragraph 8 of Consob Regulation 17221 of March 12, 2010 concerning “related party transactions” and the subsequent Consob Resolution 17389 of June 23, 2010, beginning December 1, 2010, the date of the coming into force of the above regulation, a statement is made to the effect that up to December 31, 2010 there were no significant transactions entered into as defined by art. 4, paragraph 1, letter a) of the aforementioned regulation or other transactions with related parties which had a significant impact on the statement of financial position or on the results of the Telecom Italia Group and Telecom Italia S.p.A..

As for the period January to November 2010, no significant transactions were entered into with related parties, including intragroup transactions, either of a non-recurring or unusual and/or atypical nature.

Information on related parties required by Consob Communication DEM/6064293 of July 28, 2006 are presented in the financial statements themselves and in the Note “Related party transactions” of the Telecom Italia Group consolidated financial statements and the Telecom Italia S.p.A. separate financial statements at December 31, 2010.

On November 4, 2010, the board of directors of Telecom Italia approved the procedure assuring the transparency and correctness of related party transactions pursuant to the aforementioned Consob Regulation 17221/2010. The procedure can be viewed on the corporate website www.telecomitalia.com under the Corporate menu in Governance.

Furthermore, a specific Group Steering Committee for Relations with Telefónica has been operational since the end of 2007. Its purpose, among other things, is to identify business areas and activities that could lead to possible industrial synergies between the two Groups and to devise the resulting plans to implement them. The internal working groups that have been set up for this purposes since 2008 have identified numerous areas of interest regarding:

•

the achievement of synergies, strictly speaking, especially in the areas of procurement, IT, technology and research, in which the common factor would be the experience and expertise of each of the two parties, with consequent possible improvements;

•

the sharing of best practices in the areas of specific processes or company services, aimed at improving performance in the respective domestic markets.

The synergies achieved during the three years 2008-2010 are slightly higher than 1.3 billion euros, confirming the initial value assigned to the project (i.e. 1.3 billion euros) and announced to the market in March 2008. The quota of the synergies benefitting Telecom Italia are also confirmed at 55%.

Such collaboration will also continue during the next three years 2011-2013, with further synergies of a value comparable to that already achieved in the previous three years in part due to the ongoing extension of the activities now in progress and in part due to the launch of innovative services and the alignment of technological platforms.

The operational sphere of the initiative would exclude the operations of the two groups in Brazil and Argentina.

In view of its strategic nature, as well as having considered the circumstance that Telefónica is a related party of Telecom Italia, the Committee for Internal Control and Corporate Governance has been called upon to monitor the manner in which the project is implemented, in light of the specific rules of conduct.

Sustainability Section

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Introduction

For 14 years, Telecom Italia has been publishing its sustainability report which illustrates the Group’s performance in respect of stakeholders with whom the Company interacts on a daily basis: Customers, Suppliers, Competitors, Institutions, the Environment, the Community, Human Resources and Shareholders.

As of 2003, the data and information regarding sustainability became part of the Report on Operations for the consolidated Financial Statements, thus confirming the Group's intention to present its financial data together with its non-financial data.

►

References and Governance

The Telecom Italia Group is convinced that business activities should be conducted considering the expectations of stakeholders, in accordance with the principles established by internationally recognised standards. In defining and implementing sustainability strategies and programmes, the Group makes reference to the guidelines issued by the main international guidance and standardisation organisations on matters of Corporate Responsibility.

In 2002, Telecom Italia signed up to the Global Compact, the main international point of reference, which was launched in 2000 by the UN to promote environment protection, respect for human rights and working standards, and anti-corruption practices.

The Sustainability Management System also takes into consideration the main international regulations and standards:

•

European Commission Directives, Recommendations and Communications;

•

OECD guidelines for multinational companies;

•

ISO 9000 and ISO 14000 Quality and Environmental Management System certifications;

•

Principles of the International Labor Organization (ILO) Conventions on respecting the fundamental rights of workers;

•

The Social AccountAbility 8000 standard (SA8000), aimed at promoting respect for human rights and working conditions by companies and their supply chains;

•

AA1000 AccountAbility Principles Standard (APS 2008) drawn up by AccountAbility, an international organisation which promotes collaboration between stakeholders, and lays down standards and guidelines on matters of sustainability. The APS 2008 establishes the principles that a company must respect in order to define itself as responsible (accountable);

•

ISO26000 guidelines presented at the end of the year for private and public organisations of all sizes.

Sustainability issues are subject to the supervision of the Committee for Internal Control and Corporate Governance, which carries out a check on sustainability activities in general, including projects conducted by the Telecom Italia Foundation, to ensure they are consistent with the Group’s ethical values.

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Placement in the indexes

Sustainability indexes are stock indexes in which securities are selected not only on the basis of economic-financial parameters but also in the light of social and environmental criteria. The selection process is carried out by specialised agencies that assess companies on the basis of publicly available information or questionnaires, taking account of opinions expressed by the media and stakeholders. Inclusion in these indexes is of strategic importance to companies, both for the positive repercussions on their reputation and for the fact that, in addition to the pension funds and ethical funds, an ever increasing number of investors favour sustainable companies, considering them to be less risky and more promising in the medium to long term.

Taking part in the process of evaluation is, moreover, a timely moment for reflection within the company on the results achieved. The suggestions of the rating agencies at the end of the process are taken into consideration when planning improvement actions in the future.

Telecom Italia has been confirmed in both categories of the Dow Jones Sustainability indexes:

•

the Dow Jones Sustainability World Indexes (DJSI World), which include 318 companies;

•

the Dow Jones Sustainability Europe index (DJSI Europe), consisting of 157 companies at European level, and the respective Eurozone index, consisting of 94 companies in the Euro area.

On the basis of the assessments carried out for admission to the DJSI, Telecom Italia has been included in the Gold Class for the fixed telecommunications sector of the “Sustainability Yearbook 2010”, published by the SAM (Sustainable Asset Management) Group, the rating agency that manages the DJSI, and PricewaterhouseCoopers.

The Sustainability Yearbook only accepts companies with the highest sustainability scores and divides them into three categories: Gold Class, Silver Class and Bronze Class. The fixed telecommunications sector in particular consists of a group of 54 companies, while the Gold Class consists of the 4 companies in the sector with the highest score.

Telecom Italia has been included in all the important indexes of the Financial Times Stock Exchange for Good (FTSE4Good):

•

FTSE4Good Global (657 companies);

•

FTSE4Good Europe (273 companies);

•

FTSE4Good Environmental Leaders Europe, which includes 40 stocks from the FTSE4Good Europe on the basis of the results achieved on matters of environmental protection.

Telecom Italia is also included in the following indexes:

•

Advanced Sustainable Performance Index (ASPI) Eurozone, made up of 120 companies;

•

Ethibel Sustainability Indexes (ESI):

- Excellence Europe, consisting of 199 stocks;

- Excellence Euro, consisting of 114 stocks;

- Excellence Global, consisting of 129 stocks.

•

MSCI ESG Indexes:

- MSCI WORLD ESG INDEX, consisting of 786 components;

- MSCI WORLD formerly USA ESG INDEX, consisting of 482 components;

- MSCI EAFE ESG INDEX, consisting of 439 components;

- MSCI EUROPE ESG INDEX, consisting of 226 components;

•

ECPI Indexes:

- ECPI Ethical Index Global, consisting of 300 stocks;

- ECPI Ethical Index Euro, consisting of 150 stocks;

- ECPI Ethical Index EMU, consisting of 150 stocks.

- ECPI EMU ESG Equity, consisting of 300 stocks;

•

FTSE ECPI Italian SRI Benchmark Index, consisting of 46 stocks.

•

Axia

- Ethical Index, consisting of 40 components;

- Euro Ethical Index, consisting of 80 components;

- CSR Index, consisting of 80 components.

Tim Participações, the listed holding company of the Tim Brasil Group, has had its position confirmed in the ISE (Índice de Sustentabilidade Empresarial) index, managed by BM&F Bovespa (the São Paolo stock exchange) together with the Brazilian Environment Ministry and other financial sustainability organisations. The index consists of 38 companies that have obtained the highest scores in terms of sustainability, selected on the basis of a questionnaire submitted to the 182 most traded companies in the BM&F Bovespa.

►

Other acknowledgements

In the context of the Alliance between the European Commission and companies launched on March 22, 2006 with the aim of turning Europe into a centre of excellence in CSR, various "laboratories" have been set up. These are working groups involving representatives of the companies and stakeholders with the support of the European Commission and aimed at exploring and developing shared operational solutions to achieve measurable progress in the priority areas of the Alliance, which include improving the quality of reporting processes.

In this respect, the "Sustainability and non-financial performance evaluation" laboratory has been set up, of which Telecom Italia is a co-leader, and has designed an advanced communication model for non-financial communication that meets the requirements of investors and other stakeholders. In order to stimulate dialogue on the subject, a widespread consultation process was launched involving focus group meetings in Italy (Rome and Milan) and abroad (Frankfurt, Paris, Stockholm, Utrecht), involving companies, investors, academics, representatives of the European Commission and stakeholders. Considering the opinions expressed, a model was drawn up based on six priority areas (Human Capital, Customer Relations, Community, Innovation, Environment and Corporate Governance) in which companies and investors are both interested, and in respect of which, therefore, the high quality reporting of financial information by companies is valued by the financial markets and taken into consideration for the purpose of valuations.

The results of the laboratory were presented on May 7, 2010 during the Senior Leaders Summit organised in Brussels by EABIS (European Academy of Business in Society).

►

Reporting

Scope

The sustainability report covers the subsidiary companies included in the consolidation scope, unless otherwise stated (see § The Environment and § The Community), excluding discontinued operations and non-current assets held for sale. With regard to the Argentina Business Unit, which has been consolidated in the Financial Statements of Telecom Italia since October 13, 2010, while waiting to align the indicators used to measure the sustainability performance and to check the underlying processes, the data has not been included in this Sustainability Report, with the exception of data regarding the number of employees and changes in this number (§ Human Resources/Headcount and changes).

Criteria

In accordance with the triple bottom line(3) approach, the company's economic and financial data has to be analysed and represented together with the environmental and social results. Only an overall analysis of company performance including all three dimensions can provide stakeholders with comprehensive information and allow interests to be balanced in a way that guarantees the success and survival of the company in the medium and long term. For this reason, the Group has integrated the sustainability data in the Consolidated Financial Statements since the 2003 financial year, in fact preceding the application of European Directive 51/2003, which was transposed in Italy by Legislative Decree No. 32 of February 2, 2007.

The Sustainability Report is based on a multi-stakeholder approach involving the joint analysis of actions taken in respect of the main stakeholders with whom the Company interacts. It is drawn up on the basis of a system of around 200 Key Performance Indicators (KPIs) relating to all the areas in which the Company has a major impact and measuring its capacity to respond as well as the degree to which it has achieved the established objectives. The KPIs are defined on the basis of:

•

the analysis of the Global Reporting Initiative (GRI), an international organisation which has developed universally applicable guidelines for drawing up the sustainability report, in order to facilitate comparisons between companies;

•

the demands of stakeholders;

•

the questionnaires sent out by the leading rating agencies for the purpose of admission to the stock market sustainability indexes;

•

the experience gathered over the 14 years during which the Company has performed this activity.

The KPIs are managed on the CPM system, a dedicated application, in a similar way to the way in which financial reports are drawn up.

The Sustainability Report is based on the AA1000 AccountAbility Principles Standard (APS) 2008, adopted as of the 2009 Sustainability report, and set out below:

•

inclusivity: identification of the stakeholders and their expectations, and the development of strategies of involvement aimed at improving the Company’s sustainability performance;

•

materiality: identification of the important issues for the organisation and its stakeholders;

•

responsiveness: a description of the initiatives carried out by the Company to meet the expectations of the stakeholders.

The Telecom Italia report's compliance with the AA1000 standard is verified by the auditing company Price WaterhouseCoopers.

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Economic value generated and distributed

The economic value generated and distributed to stakeholders is shown below(4). Since 2008, the method of presentation recommended by the Global Reporting Initiative (GRI) has been adopted, with appropriate adaptation.

TELECOM ITALIA GROUP – ADDED VALUE GENERATED AND DISTRIBUTED

(million euros)	2010	2009

Direct economic value generated
a) Total revenue and operating income	27,826	27,174
b) Interest payable and dividends paid	117	104
c) Capital grains (capital losses) from disposals on non-current activities	11	(59)
d) Direct economic value generated (a+b+c)	27,954	27,219
Economic value distributed
e) Operating costs	12,204	11,929
f) Employee costs	4,021	3,734
g) Shareholders and providers of capital	3,207	3,183
c) Taxes and duties	1,446	1,277
i) Economic value distributed (e+f+g+h)	20,878	20,123
Economic value retained (d-i)	7,076	7,096

(million euros)	2010	2009

Wages and salaries	2,615	2,570
Social security costs	931	942
Provisions for employees’ severance and retirement	52	54
Other expenses	423	168
Employee costs	4,021	3,734

(million euros)	2010	2009

Acquisition of external goods and services	11,383	11,480
Other operating costs(*)	1,233	949
Change in inventories	135	15
Internally generated assets	(547)	(515)
Operating costs	12,204	11,929

(*)

Mainly includes write-downs and charges connected to the management of non-financial credits for 478 million euros (565 million euros in 2009), accruals for risks equal to 75 million euros (164 million euros in 2009), and contributions and fees for the tlc activities for 484 million euros (318 million euros in 2009) net of “Indirect taxes and duties” of 188 million euros (125 million euros in 2009) included in the item “Taxes and duties”.

(million euros)	2010	2009

Dividends distributed	1,064	1,053
Interest payable	2,143	2,130
Shareholders and providers of capital	3,207	3,183

(million euros)	2010	2009

Income taxes	1,258	1,152
Indirect taxes and duties	188	125
Taxes and duties	1,446	1,277
regarding Italian activities	1,229	1,232
regarding activities abroad	217	45

Customers

►

Customer satisfaction

Telecom Italia listens to its customers through a system that encompasses both an overall assessment of all contacts with Telecom Italia over time, and a specific evaluation of the most recent contacts (for example, the activation of an ADSL line, a request for information or the reporting of poor service). The contributions gathered are used to improve the organisational procedures with the aim of supplying a service that is ever more responsive to customers' needs.

The company carries out two kinds of Customer Satisfaction surveys:

•

the “reflective” survey is based on the customers' overall perceptions and is not connected to a specific event. This method permits the analysis of the cause and effect relationships that determine the customer’s level of satisfaction. The CSI (Customer Satisfaction Index) is calculated on the basis of telephone surveys conducted by specialised agencies through a specific questionnaire. This survey, similar to the one used for the ACSI (American Customer Satisfaction Index), furnishes important suggestions about the levers that can be employed to improve the levels of customer satisfaction. The "reflective" survey covers all customer segments, namely consumer, business and top client;

•

the “reactive” survey is conducted immediately after the specific event under inquiry (for example, contact with the Call Centre). Those interviewed are asked, with the experience of the call still fresh in their minds, to provide an overall assessment of the service received (overall satisfaction) and an assessment of the individual aspects of the experience (for example, the time waiting to speak to an operator, courtesy and the ability to understand and satisfy the requests).

The data below refers to the last three months of the year and shows the overall CSI of Telecom Italia S.p.A. (the last six months for Top Clients).

Customer segment	2010	2009

Consumer	70.92	69.86
Business	64.43	63.42
Top Clients (TC e PS(*))	69.97	70.30
Total	69.39	68.60

(*) The CSI survey for the TOP segment in 2010 has been organized with reference to new TOP Clients (TC) and Public Sector (PS) segments.

The information presented in this table refers to the average annual value revealed by the “reflective” survey on other indicators for Telecom Italia S.p.A.

	Customer segment	Satisfaction with access service(*)		Satisfaction with billing(*)
		2010	2009	2010	2009

Fixed telephony	Consumer	8.19	8.18	7.30	7.27
	Business	7.86	7.80	6.83	6.73

	Customer segment	Satisfaction with network coverage(*)		Satisfaction with billing(*)
		2010	2009	2010	2009

Mobile telephony	Consumer	8.41	8.36	8.03	7.79
	Business	8.14	8.15	6.85	6.83

(*)  Average satisfaction on a scale of 1-10, where 1 means “not at all satisfied” and 10 means “completely satisfied”.

The information in the following table refers to the annual average value of customer satisfaction with customer care, revealed by the “reactive” survey for Telecom Italia S.p.A.

Type of customer	CUSTOMER CARE		Overall satisfaction(*)		Courtesy and kindness (*)		Ability to understand and satisfy needs and requests(*)
			2010	2009	2010	2009	2010	2009

Consumer	187	Fixed telephony(1)	7.39	7.19	8.73	8.47	8.31	8.01
	119	Mobile telephony(2)	8.33	7.81	9.19	8.81	8.90	8.46
Business	191	Fixed(3)	6.72	6.39	8.39	8.14	7.83	7.47
		Mobile(3)	6.47	6.67	8.30	8.27	7.60	7.49

(*)

Average satisfaction on a scale of 1-10, where 1 means “not at all satisfied” and 10 means “completely satisfied”.

(1)

Assistance provided by the 187 Service for information, commercial and administrative requests, reminders and complaints (excluding calls regarding faults, under specific inquiry).

(2)

Assistance provided by the 119 Service for information, changes and complaints.

(3)

Since April 2010, caring for fixed and mobile Business customers has been integrated. With the new platform, Business customers receive assistance through the 191 service for needs relating to both fixed telephony (information, commercial and administrative requests, reminders and complaints - excluding calls regarding faults), and mobile telephony (information, changes and complaints).

Customer satisfaction within the managerial incentives scheme

Telecom Italia’s short-term management incentives scheme also provides targets, applicable to all resources within the scheme, linked to customer satisfaction, in line with the Industrial Plan for the period. The targets are measured by indicators calculated through periodic "reflective" surveys: the overall CSI for the Company and specific customer satisfaction indexes per customer segment.

Further targets on quality parameters measured by "reactive" surveys (commercial and technical front-end) are planned for particularly critical processes and activities.

Customer satisfaction within collective incentives schemes

Telecom Italia’s collective incentives schemes also envisage an objective linked to customer satisfaction. In particular, the performance-related pay award, for employees not affected by an individual incentives system, incorporates both a total customer satisfaction target across the whole company, and specific targets for those parts of the organisational structure responsible for different customer categories.

Suppliers

►

General comments

The selection, assessment and control process of Telecom Italia Group’s suppliers, for high risk purchasing categories, involves a pre-contractual qualification stage in which the economic/financial and technical/organisational characteristics are assessed. Verification of these characteristics leads to inclusion in the register of suppliers. Each one of the Group's suppliers must make a commitment, for itself and its authorised sub-contractors, associates and employees, to observe the principles of ethics and conduct contained in the Group’s Code of Ethics.

Registered companies that have received purchase orders normally undergo checks throughout the course of the supply, which range from Vendor Rating monitoring  (systematic assessment of the supply) to Incoming Quality control (mandatory for acceptance and use of the goods acquired).

►

Main sustainability initiatives

The Purchasing Department is split into specific divisions in order to respond as efficiently as possible to the requirements of internal customers and external stakeholders. These expectations are constantly monitored through surveys of both internal customers and suppliers in order to check the quality of the services delivered (see § Main involvement initiatives).

The main initiatives implemented in 2010 are as follows:

•

continued application of the “Product Life Cycle Evaluation Guidelines” (issued in 2007) on a sample of 46 products. These guidelines allow the assessment, through an eco-compatibility index, of how far the acquired goods that are managed or marketed by the Group meet the prerequisites of the key environmental regulations, and that they are designed, produced, used and discarded in such a way as to facilitate the management of the entire life cycle, from the environmental and economic point of view.

The verification is carried out on a self-certification basis, using an appropriate questionnaire accompanied by supporting documentation. Subsequent sample checks are carried out on the most significant elements;

•

with the aim of promoting better application of the sustainability criteria to the whole supply chain, the annual social and environmental sustainability campaign was carried out on a sample of 50 suppliers. This assessment aims to verify compliance with the principles set out in the Telecom Italia Code of Ethics regarding social and environmental sustainability, respect for the principles of ethical conduct in business, the adoption of procedures to ensure the health, safety and rights of workers and the protection of the environment. The checks were based on suppliers' self-certification using an appropriate questionnaire accompanied by supporting documentation. Subsequent sample checks are carried out on the most significant elements emerging from the questionnaires;

•

following the signing of a Memorandum of Understanding (MOU) with France Telecom and Deutsche Telekom, at the end of 2009, Corporate Social Responsibility (CSR) verification activities began during the year in respect of the suppliers and sub-suppliers common to all three operators.

This agreement set up a common auditing method aimed at verifying and improving the social, ethical and environmental performance of production plants in Asia.

The audits were carried out by accredited international companies selected by tender and produced a report for each verified supplier, which was used to determine appropriate improvement actions, the implementation of which was subsequently monitored on a continuous basis by the signatories to the agreement.

►

Main involvement initiatives

•

For the fourth consecutive year, the Group’s main suppliers have been involved in satisfaction surveys regarding the Purchasing Department and, more generally, Telecom Italia. The online questionnaire, consisting of 27 questions, was active for two weeks and the analysis involved 1,010 suppliers with access to the Portal. 48.7% of suppliers responded, which was a significant increase on 2009 (32%).

The total average result of the 492 questionnaires completed was 73/100, an improvement on the result for the previous year (72/100).

•

A new e-community was set up with suppliers in the Civil Infrastructure sector, with the aim of improving communication with and between suppliers, particularly on social and environmental sustainability matters.

This e-community is additional to the one set up for suppliers in the network operations sector, which has been running since 2008.

Institutions

►

 Relations with central national institutions

Relations are primarily conducted with the parliamentary members of the Camera (Chamber of Deputies) and the Senato (Senate) Committees concerned with issues that could impact on the company such as, for example, those of an economic-financial nature or concerning privacy, telecommunications, Internet and television. Involvement in parliamentary hearings is also a way of examining specific issues in detail and creating opportunities for discussion about matters being debated in Parliament.

The TI monitoring of law-making activity of central national institutions often leads to proposals of amendments to measures under examination.

Moreover, Telecom Italia provides information to Ministries (mainly the Ministry for Economic Development) concerning the activities of the inspection body (parliamentary questions) directed at the Group.

During the year, Telecom Italia carefully monitored the legislative process of the so-called "Incentives Decree", converted into Law No. 73 of May 22, 2010, in the context of which provisions were approved in order to simplify administrative procedures relating to the creation of fixed and mobile networks, with specific reference to regulations regarding micro-trench excavations and UMTS site installation activities. Again for the purpose of simplification, provisions were implemented, in the framework of Presidential Decree No. 139 of July 9, 2010 (regulation on simplifying landscaping authorisations for small scale projects), to streamline the authorisations required for the installation of specific types of mobile and fixed equipment on pylons.

Telecom Italia also monitored the process relating to the privacy rules, which included the establishment and management of the public Register of subscribers who object to their telephone number being used for sales or commercial promotion purposes (Presidential Decree No. 178 of September 7, 2010). The establishment of this Register introduces the opt-out system in the field of telemarketing in Italy. This system means that individuals whose names appear in public lists of subscribers may only be contacted by telephone for commercial purposes if they have not explicitly exercised their right to object by registering their name in the appropriate public Register.

In the context of the legislative process of the 2011 stability law (law no. 220 of December 13, 2010), Telecom Italia particularly monitored the provisions regarding procedures for allocation of the rights of use for television frequencies.

Finally, on the occasion of the parliamentary hearing held in the Chamber of Deputies on October 19, 2010, Telecom Italia’s top management had an opportunity to submit details of its 2010-2012 Business Plan.

Furthermore, TI Media maintains a dialogue with institutions on issues of interest to the company. Interaction with the Ministry of Economic Development's Communications Department continued in respect of the digitisation process, which this year involved eastern Piemonte, Lombardia, Emilia Romagna, Veneto and Friuli Venezia Giulia, according to the ministerial calendar of  September 10, 2008 and subsequent amendments.

The Communications Department set up a specific task force for the digital switchover in these areas, which also includes TI Media.

►

Relations with local institutions

At local level, Telecom Italia maintains a constant dialogue with institutions on subjects of a general nature regarding the electronic communications sector and issues of interest to the company’s business, in order to deal with the problems encountered and promote the Group’s image. The dialogue takes place both directly with local authorities and with their representative associations: ANCI (National Association of Italian Municipalities) and UPO (Union of Italian Provinces).

Monitoring and constant interaction with the decision-making centres of local institutions take place by means of hearings and involvement in workshops as well as in the work of regional Commissions and ministerial and specialist work groups. Furthermore, Telecom Italia frequently organises communication initiatives on specific issues of local interest.

Coordination with the company departments operating at local level is fundamental for the purpose of acquiring information regarding the approaches and expectations of local institutions and providing suitable solutions.

The main subjects of dialogue with local authorities during 2010 included:

•

local coverage and reduction of the digital divide;

•

the creation of a broadband infrastructure involving the signing of memoranda of understanding with UPI and ANCI;

•

the removal of public telephone equipment (telephone booths) which also involved public consultation as part of a procedure agreed with AGCOM;

•

the signing of various memoranda of understanding with central institutions, local authorities and their representative associations (e.g. ANCI) on the subject of Smart Services.

►

Relations with European and international institutions

Relations with European and international institutions are also collaborative in nature and are broadly carried out according to the logic previously described with, in many cases, the involvement of the other ICT operators. The actions carried out are both of an institutional nature (for example, participation in public consultations, workshops, meetings of parliamentary Commissions) and of a collaborative nature (meetings with the EU Commission) by means of individual actions and/or with the involvement of other operators. The issues tackled at European level, which are the subject of the main legislative/regulatory documents of interest to the Group, include Communication on the Digital Agenda, the Broadband Strategy, the Recommendation on regulated access to Next Generation Networks (NGN), the proposed Decision on the Radio Spectrum Policy Programme, the public consultation on net neutrality, the review of the Framework Directive on data protection, the review of the Roaming Regulation, the consultation on the review of the Universal Service.

As regards relations with the UN, the activities carried out as part of the Global Compact are of particular importance, taking the form of participation in the working group on human rights and in the activities of the Italian Network. Telecom Italia, Telecom Italia Media, and Tim Brasil, the three companies of the Group which adhered to the Global Compact, compile the “Communication on Progress” annually, the document in which the progress achieved in the promotion and actual application of the Global Compact’s ten principles.

Competitors

►

Relations with stakeholders

Telecom Italia manages relations with associations and coordinates representation activities with Confindustria and its member associations.

The initiatives at national and local level consist of actions and meetings about business development and protecting the company’s interests in the fields of economics, regulations, trade unions and labour. These initiatives are based on dialogue and on comparing the respective positions in order to identify, where possible, a common position for the sector to be represented in national and Community institutions.

The Group is a member of 100 local associations, including Confindustria Innovative and Technological Services, Asstel and Assoelettrica. In 2010, Telecom Italia joined Assinform, the national association of leading Information Technology companies operating in the Italian market, which acts as a link between the main economic, political and institutional forces of the country for the development of Italy as a National System through the use of innovation and new technologies.

Together with the other operators, Telecom Italia takes part in the Ugo Bordoni Foundation (FUB), which aims to carry out research and studies in the field of communication and IT in order to promote scientific progress and technological innovation. The Foundation, which is under Public Administration management and control, provides advice to Parliament, the Government and independent administrative Authorities.

Telecom Italia is also involved in the Audiovisual and ICT District, a Consortium of around 60 businesses operating in the IT, Tlc and media sectors. Sponsored by the Municipality of Rome, the Union of Industrialists and the Rome Chamber of Commerce, the objective of the District is to express and represent, within its field, the industrial activities and services which operate in the new economic area, alternatively known as major convergence or multimedia.

Telecom Italia and TI Media are founding members of the HD Forum, which pursues the objective of promoting and disseminating high definition technology in Italy. Membership of the Forum provides constant updates about the activities of competitors in the high definition field (in particular, Sky, Mediaset and Fastweb) and favours initiatives regarding regulations and standardisation.

TI Media, as a member of the Presiding Committee, is a member of the Radio and Television Federation, which brings together 150 local TV and radio stations and is a member of DGTVì  together with Rai, Mediaset, D-Free and the Aeranti-Corallo and FRT local television associations. Within DGTVì there is a task force set up for the regions which, based on the ministerial calendar, are dealing with the analogue to digital TV switchover (in 2010, western Piedmont, Lombardy, Emilia Romagna, Veneto and Friuli Venezia Giulia).  A representative of TI Media is a member of the Board of Directors of DGTVì.

Telecom Italia Media is a partner in Auditel, in which it holds a 3.33% shareholding, and has a representative on the Board of Directors and another in the Technical Committee. Auditel is the only body recognised in Italy for the collection of audience figures. It is recognised also by advertisers who assess the value of advertising slots on individual television channels on the basis of the “data” recorded by Auditel.

TI Media participates in the work of the CNID (Italian National Digital Committee), which brings together all the representatives of the digital market value chain and is chaired by the deputy Minister for Economic Development with responsibility for Communications, backed up by two deputy chairmen (an AGCOM Commissioner and the Chairman of DGTVì). The Committee acts through four different operational groups covering the following individual areas: Networks Technology and Development; Monitoring and Data; Communications and Customer Assistance; Specific Problems in the Public Broadcasting Service.

In 2003, TI Media and MTV subscribed to the Self-regulation Code for TV and Minors, as part of which the TV and Minors Committee was established with responsibility for monitoring fulfilment of the undertakings given under the Code. TI Media has been elected as the broadcasters’ representative and therefore has a privileged position as observer with regard to the institutions for the purpose of maintaining a constructive dialogue with the sector.

►

Services to OLOs

The National Wholesale Service (NWS) division of Telecom Italia is the point of reference for other licensed operators (OLOs) in the provision of network infrastructure and/or services for subsequent marketing by the said OLOs of electronic communication services to their own end customers. NWS takes care of the planning, provision, contract negotiation, sales, assistance and invoicing of the products/services provided. The organisational and administrative separation between the Retail Departments of Telecom Italia and NWS, which is certified once a year by an external body, ensures respect for the principles of equal treatment and non-discrimination established by current regulations and particularly by resolution 152/02/CONS.

NWS is the organisational structure set up to respond to the commercial requirements of other license-holding operators and draws up and puts forward an offer for the various wholesale markets on an annual basis. The approval process for each offer involves joint examination and reviews designed to provide the clarifications requested by AGCOM, which approves its contents and monitors the work carried out by NWS to ensure that competition is protected. AGCOM is also the guarantor and the reference authority in any cases brought by the OLOs and the end users on regulatory matters.

With a view to improving its company processes, Telecom Italia has presented a series of “Commitments” designed to enhance performance in the delivery of services to the OLOs which, following Procedure 351/08/CONS, were approved by AGCOM and came into force on  January 1, 2009.

The Environment

►

Environmental performance

The information regarding environmental performance has been drawn from management data. In accordance with the principle of materiality, only subsidiaries included in the consolidated accounts that have revenue greater than 300,000 Euro and more than 40 employees, excluding discontinued companies and non-current assets held for sale, have been considered.

The environmental performance data given below covers energy, atmospheric emissions, water, paper, waste and electromagnetic emissions.

Energy

The energy consumption of Telecom Italia S.p.A. and the Group is presented according to the template proposed by the Global Reporting Initiative (GRI) in its Guidelines, version 3 (G3 Guidelines). The following table shows the direct consumption for heating and transport (ref. Scope1 according to the Greenhouse Gas Protocol) followed by the indirect ones for the purchase and use of electricity (Scope2).

The tables in the Environment chapter referring to the Telecom Italia Group show data broken down according to the following activities:

•

Domestic: telecommunication services and infrastructure and other associated activities carried out in Italy

•

Brazil: services and activities provided by Tim Brasil

•

Media: activities of the Media Group

•

Olivetti: activities of the Olivetti Group

HEATING SYSTEMS

			% Changes
		Telecom Italia S.p.A. 2010	2010 vs 2009	2010 vs 2008

Energy generated by heating oil	MJ	116,538,657	3.15%	(18.30%)
Energy generated by natural oil	MJ	436,186,064	(36.70%)	(36.28%)
Total energy for heating	MJ	552,724,721	(31.08%)	(33.18%)

HEATING SYSTEMS

			TI Group breakdown by Business Unit (%)
		TI Group 2010	Domestic	Brazil	Media	Olivetti

Total energy for heating	MJ	651,831,799	90.84%	0.00%	0.49%	8.67%

The data in the table relating to Telecom Italia S.p.A. show a significant reduction of consumption for heating purposes. The reason for this trend is essentially the activation in a number of Data Processing Centres (DPCs) of large co-generation plants that produce simultaneously electricity and heat, allowing the purchase of fossil fuels used to heat working environments to be significantly reduced. In Brazil, the climate makes it unnecessary to heat indoor premises.

VEHICLES

			% Changes
		Telecom Italia S.p.A. 2010	2010 vs 2009	2010 vs 2009

Unleaded petrol consumption	l.	3,855,832	(27.73%)	(62.07%)
Diesel consumption	l.	17,953,949	1.56%	23.74%
Total energy consumption for vehicles(*)	MJ	764,340,305	(4.71%)	(9.50%)

(*)

Represents the conversion into MegaJoules of the consumption of unleaded petrol and diesel expressed in litres.

NUMBER OF VEHICLES AND DISTANCE TRAVELLED

			% Changes
		Telecom Italia S.p.A. 2010	2010 vs 2009	2010 vs 2008

Total numer of company vehicles	no.	19,905	(5.52%)	(7.19%)
Number of low emission vehicles(*)	no.	19,624	(5.59%)	(6.98%)
Total distance travelled	km	320,016,025	3.67%	1.93%

(*)

Vehicles fuelled by unleaded petrol, eco-diesel, bludiesel, LPG (meeting the Euro4 standard or higher), electricity or other fuels with comparable or lower emissions.

At Telecom Italia S.p.A., the containment of energy consumption by vehicles and the increase in mileage recorded during the year demonstrate the increased efficiency of the vehicle fleet. The policy aimed at reducing the size of the fleet and modernising it in favour of vehicles that comply with stricter environmental standards is proceeding as planned: during 2010, 4,200 Euro3 standard vehicles were replaced with 3,000 Euro4 standard vehicles, including 350 petrol/LPG fuelled vehicles. The reduction in the number of vehicles also included 250 personally assigned vehicles.

NUMBER OF VEHICLES AND DISTANCE TRAVELLED(*)

			TI Group breakdown by Business Unit (%)
		TI Group 2010	Domestic	Brazil	Media	Olivetti

Total number of vehicles	no.	21,405	94.27%	4.30%	0.43%	1.00%
Total energy consumed	MJ	839,687,957	92.51%	5.42%	0.85%	1.22%
Total distance travelled	km	344,128,481	94.33%	3.94%	0.73%	1.00%

(*)

The data shown in the tables and graphs relating to vehicles refer to all the Group's vehicles (industrial, commercial, used by executives/managers/sales engineers), both owned and hired. The vehicles, consumption and mileage of vehicles owned or in use by the sales force of Tim Participações have been included only where usage is significant and continuous. The significant reduction in energy used by vehicles, compared to the data published in the 2009 sustainability report, is attributable to Elettra Tlc S.p.A., which was responsible for the consumption of fuel for the ships used to lay submarine Tlc cables, being taken out of the consolidation scope.

Consumption of electricity for the operation of telecommunication and civil/industrial plants is reported below.

ELECTRICITY PROCURED AND PRODUCED

			% Changes
		Telecom Italia S.p.A. 2010	2010 vs 2009	2010 vs 2008

Electricity from mixed sources(*)	kWh	2,023,676,446	(3.33%)	(3.33%)
Electricity from renewable sources	kWh	40,211,687	(6.39%)	8.04%
Total electricity	kWh	2,063,888,133	(3.39%)	(3.13%)

(*)

Electricity purchased from mixed sources is equal to 1,960 GWh approximately. Self-produced electricity from mixed sources is equal to 63 GWh approximately, and is supplied by co-generation plants, which have allowed a saving on the purchase of electricity of more than 11GWh to be achieved, with an associated consumption equal to 16 million m3 of natural gas. The production of electricity from continuous generators (not shown in the table) is estimated to be around 3 GWh.

ELECTRICITY PROCURED AND PRODUCED

			TI Group breakdown by Business Unit (%)
		TI Group 2010	Domestic	Brazil	Media	Olivetti

Total electricity	kWh	2,441,056,864	86.39%	11.76%	1.12%	0.73%

Despite increasing levels of voice and data traffic, energy saving and network efficiency improvement initiatives led to a reduction in overall electricity consumption of approximately 3%.

Previously launched initiatives aimed at optimising energy consumption continued in 2010. Rationalisation activities related primarily to:

•

upgrading air conditioning systems, physically segregating environments depending on their different air conditioning requirements, and increasing the average operating temperatures of telephone exchanges, servers and Radio Base Stations (RBS);

•

the targeted use of full free cooling5 technologies and other low environmental impact systems characterised by reduced energy consumption in cooling systems;

•

the adoption of more efficient technological solutions for servers installed in Data Centres, including the concentration and virtualisation of machines6;

•

measurement of energy consumption and remote control of central offices;

•

modernisation and maintenance of the efficiency of the fixed traditional switching network and the data networks;

•

modernisation of AC/DC conversion equipment through the introduction of technological solutions that guarantee better performance;

•

installation of time switches to turn off the lighting equipment;

•

sharing of technological sites thanks to co-siting agreements7, resulting in a saving of around 30% in energy consumption.

The following initiatives were completed or were under way in 2010 concerning the use of non-traditional or alternative energy sources and the testing of new technologies:

•

cogeneration/trigeneration: 4 large systems are in operation in four Data Centre sites (Pomezia, Rozzano, Padua and Bologna) and energy requirements are fulfilled by a trigeneration system (power generation, heating and cooling system) which, together with the traditional supply systems, allows energy savings estimated to be in the order 30%;

•

small scale cogeneration plants: fuelled by methane and producing 120 kWe of power. 5 systems are currently being completed to join the 12 systems already in operation to self-generate electricity and heat;

•

wind/photovoltaic power: in 5 RBS situated in areas characterised by unfavourable environmental and meteorological conditions, which were previously powered by diesel generators, a supplementary mixed wind and photovoltaic supply has been installed (3 to 6 kW wind power generator and 5 kWp photovoltaic panels) and similar systems are being installed in a further 8 RBS sites;

•

geo-cooling plants: the construction of two geo-cooling plants8 has been launched at two medium-sized industrial telecommunication exchanges, in order to provide air conditioning for the equipment rooms and replace the traditional refrigeration systems;

•

energy backup systems based on hydrogen fuel cells: a further 85 of these have been installed to replace the traditional lead battery systems, joining the 100 already installed in 2009. The introduction of this equipment has allowed the purchase and subsequent disposal of traditional batteries containing around 250 tonnes of lead to be avoided. Life cycle assessments show a benefit to the environment in terms of CO2 not emitted of around 100 tonnes.

Atmospheric emissions

Greenhouse gas emissions by Telecom Italia and the Group consist almost exclusively of carbon dioxide and are due to the fossil fuels used for heating and the use of motor vehicles, the production or purchase of electricity and staff travel (home to work and back and business travel by air). In addition to these, dispersals of hydrochlorofluorocarbons and hydrofluorocarbons (HCFC and HFC) from air conditioning are also considered and converted into kg of CO2equivalent.

As with the classification of power consumption, use is made of the Global Reporting Initiative - GRI Version 3 - guidelines, which refer to the definitions of the GHG Protocol 9 distinguishing between direct emissions (Scope1: use of fossil fuels for vehicles10, heating, power generation), indirect emissions (Scope2: purchase of electricity for industrial and civil use(11)) and other indirect emissions (Scope3).

ATMOSPHERIC EMISSIONS

			% Changes
		Telecom Italia S.p.A. 2010	2010 vs 2009	2010 vs 2008

CO2 emissions from vehicles	kg	43,723,046	(8.29%)	(12.28%)
CO2 emissions from heating	kg	36,961,112	(30.32%)	(32.77%)
Equivalent CO2 emissions from the dispersal of HCFC/HFC (*)	kg	26,820,860	(8.73%)	(34.09%)
CO2 emissions from electricity generation by cogeneration	kg	24,010,060	130.44%	370.79%
CO2 emissions from electricity generation using diesel	kg	2,670,955	(26.61%)	(26.60%)
Total of other indirect emissions of CO2 - under Scope1 GRI	kg	134,186,033	(6.92%)	(13.01%)
CO2 emissions from purchases of electricity generated by mixed sources	kg	789,849,200	(5.18%)	(5.75%)
Total of other indirect emissions of CO2 - under Scope2 GRI	kg	789,849,200	(5.18%)	(5.75%)
CO2 emissions from work-home commuting (**)	kg	59,925,224	(8.48%)	(12.38%)
CO2 emissions from air travel (***)	kg	10,003,995	(15.62%)	(39.40%)
Total of other indirect emissions of CO2 - under Scope3 GRI	kg	69,929,219	(9.58%)	(17.64%)
Total CO2 emissions	kg	993,964,452	(5.74%)	(7.73%)

(*)

Hydrochlorofluorocarbons (HCFC) and hydrofluorocarbons (HFC), in terms of equivalent CO2 emissions are determined by reference to specific Global Warming Potential (GWP) parameters for the two gases: the index is based on a relative scale that compares the gas considered with an equal mass of carbon dioxide with a GWP of 1. In 2010, the GWP of HCFC used was 1,780 and that of HFC was 1,300. A single parameter was used in 2009 and 2008.

(**)

In determining the impact of home-work commuting, reference is made to personnel statistics.

(***)

This year, air travel emissions were calculated more accurately based on the individual journeys actually made and the coefficients suggested by the GHG Protocol depending on the short or long term duration of each individual journey.

ATMOSPHERIC EMISSIONS

			TI Group breakdown by Business Unit (%)
		TI Group 2010	Domestic	Brazil	Media	Olivetti

Total CO2 emissions under Scope1 GRI	kg	146,045,363	94.30%	2.16%	0.51%	3.03%
Totale emissioni di CO2 under Scope2 GRI	kg	828,259,602	97.55%	0.86%	1.33%	0.26%
Totale of other CO2 emissions under Scope3 GRI	kg	85,829,623	81.47%	18.53%	0.00%	0.00%
Total CO2 emissions	kg	1,060,134,588	95.79%	2.47%	1.11%	0.63%

Atmospheric emissions by Telecom Italia S.p.A. are falling in overall terms, The following are a number of considerations on how individual items contributed to the achievement of the net result:

•

reduction of emissions due to lower consumption by vehicles;

•

reduction of emissions due to lower consumption for heating;

•

reduction of equivalent CO2 emissions, relating to the dispersal of HCFC and HFC used in air conditioning plants, due to the adoption of more meticulous methods for preventing leaks and the replacement of these gases with low environmental impact solutions;

•

an increase in emissions attributable to cogeneration, resulting from the company’s decision to invest more in this technology, with financial and environmental benefits. The increase is in any case offset by the lower amount of power purchased from grid, which overall has led to a positive balance being achieved in terms of emissions;

•

reduction of emissions from diesel electricity generators in situations where the electricity distribution network is unavailable;

•

reduction of emissions due to  purchased electricity;

•

reduction of the impact from home-work commuting, associated with the total number of employees;

•

reduction of emissions from business travel by employees due to a reduction in the number of trips, resulting in particular from the greater use of video-conferencing.

Water

WATER CONSUMPTION

			% Changes
		Telecom Italia S.p.A. 2010	2010 vs 2009	2010 vs 2008

Consumption of water drawn from artesian wells	m3	67,750	(20.50%)	(*)
Consumption of water provided by water supply companies	m3	4,341,947	(0.65%)	(4.42%)
Total water consumption	m3	4,409,697	(1.03%)	(**)

(*)

Data not gathered in 2008.

(**)     Value not calculated since 2008 data on water drawn from artesian wells was not available.

WATER CONSUMPTION

			TI Group breakdown by Business Unit (%)
		TI Group 2010	Domestic	Brazil	Media	Olivetti

Consumption of water drawn from artesian wells	m3	1,193,306	6.07%	0.00%	0.01%	93.92%
Consumption of water provided by water supply companies	m3	4,671,366	95.49%	3.64%	0.49%	0.38%
Total water consumption	m3	5,864,672	77.30%	2.90%	0.39%	19.41%

The total consumption of water by the Group reveals a significant impact by Olivetti due to water being drawn from artesian wells for industrial processes.

Paper

PAPER PURCHASED

			% Changes
		Telecom Italia S.p.A. 2010	2010 vs 2009	2010 vs 2008

Paper for office use	kg	529,717	(16.96%)	(20.63%)
Paper for commercial use	kg	1,643,345	(18.61%)	(20.49%)
Total paper purchased	kg	2,173,062	(18.21%)	(20.53%)

Nel 2010 Telecom Italia ha continuato ad acquistare, per uso ufficio e per uso commerciale (bollette telefoniche), esclusivamente carta proveniente da foreste gestite secondo gli standard del Forest Stewardship Council (FSC)(12) e ne ha acquistato e utilizzato una quota significativamente inferiore.

PAPER FOR OFFICE USE

			TI Group breakdown by Business Unit (%)
		TI Group 2010	Domestic	Brazil	Media	Olivetti

Non-recycled paper purchased	kg	2,178	65.43%	34.57%	0.00%	0.00%
Recycled paper purchased	kg	59,869	0.00%	100.00%	0.00%	0.00%
FSC certified paper purchased	kg	584,323	95.43%	0.00%	2.45%	2.12%
Total paper purchased	kg	646,370	86.49%	9.38%	2.21%	1.92%

Waste

The data shown in the table refer to the quantity of waste consigned (13) and recorded by law(14).

WASTE CONSIGNED(*)

			% Changes
		Telecom Italia S.p.A. 2010	2010 vs 2009	2010 vs 2008

Hazardous waste	kg	5,409,504	(13.70%)	5.65%
Non-hazardous waste	kg	11,049,385	(4,22%)	2,46%
Total quantity of waste	kg	16,458,889	(7.56%)	3.48%
Waste for recycling/recovery	kg	15,062,162	(6.97%)	6.78%
Ratio between the amount of waste recycled/recovered and the total waste	%	91.51%	0.64%	3.18%

(*) The data do not include telephone poles.

WASTE CONSIGNED

			TI Group breakdown by Business Unit (%)
		TI Group 2010	Domestic	Brazil	Media	Olivetti

Total waste consigned	kg	18,751,552	89.39%	5.88%	0.70%	4.03%

As communicated in the previous report, a major campaign regarding hazardous waste was launched to replace lead batteries. During 2010, the data fell back to normal levels. Compared to the two previous periods, the ratio between waste produced and waste consigned for recycling/recovery has improved further.

Following the 2003 Framework Agreement for the management of decommissioned wooden telephone poles, with the favourable opinion of the Conference of State-Regions-Autonomous Provinces, signed with the Ministry of the Environment and the Ministry of Production Activities and the production and recovery companies, decommissioning activities continued in 2010 with the replacement of 143,570 poles.

Electromagnetic emissions

The actions of the Telecom Italia Group on the subject of electromagnetic emissions are essentially:

•

the careful and proper management of its equipment during its entire life cycle, in compliance with current regulations and internal standards of efficiency and safety;

•

the deployment of, and constant research into, the latest technological instruments for checks and controls.

Systematic monitoring continues of the levels of electromagnetic emissions in the installations of LA7, MTV and Telecom Italia Media in order to guarantee that legal limits are respected and high safety standards are maintained. For the Telecom Italia Media Group in particular, such monitoring is related to electromagnetic field levels for protection of the population and the levels of exposure of workers.

Based on the controls carried out on Italian territory, electromagnetic emissions generated by LA7 and MTV individually are within the legal limits, with levels significantly lower in the case of digital broadcasting, which allows a reduction of the electromagnetic emissions of around 75% compared to traditional analogue broadcasting.

Similar attention is paid to the emissions from mobile handsets using the frequency bands operated by Telecom Italia: GSM 900Mhz, DCS 1800MHz and UMTS. In 2010, in line with the established targets, all the models of technologically innovative mobile phones widely distributed in Italy and carrying the TIM brand, and 25% of the models15 distributed in Brazil and branded Tim Brasil were submitted for SAR qualification in Telecom Italia’s laboratories where specific equipment and expertise to carry out such tests exist. As far as SAR assessment, Telecom Italia applies the ICNIRP (International Commission on Non-Ionizing Radiation Protection) guidelines16 and the relevant declarations of conformity. SAR qualification is carried out in a pre-commercialization (or product evaluation) phase, when the SAR value is not yet available from the manufacturer, and is therefore much more than a simple quality control.

The issue of electromagnetism and the possible effects on biological systems have been the subject in recent years of numerous studies and discussions involving the scientific community and public opinion. More details are available at www.telecomitalia.com.

The Community

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 The contribution to the Community

The contribution made to the Community by the Telecom Italia Group, calculated according to the London Benchmarking Group (LBG) guidelines, amounts to 33.4 million euro in 2010 (36.5 million euro in 2009), equal to 0.81% of the profit before tax.

The contribution has been calculated using management data partly based on estimates. In accordance with the principle of materiality, only subsidiary companies in the consolidated accounts with revenue greater than 300,000 euro and more than 40 employees have been considered, excluding Discontinued operations/Non-current assets held for sale.

More than 100 major international companies subscribe to the LBG, which was founded in 1994 and represents the global gold standard for the classification of voluntary contributions by companies in favour of the community.

In accordance with the LBG model, in order to measure and represent the Group's commitment to the community, the contributions disbursed have been subdivided into three categories (Charity, Investments in the community, Initiatives for the community), adopting the customary representation, which places initiatives of a charitable nature at the top and initiatives which in addition to being of benefit to the community are in the commercial interest of the company at the bottom:

The criteria used to assign the contributions to the various levels of the pyramid are set out below.

Charity

Intermittent support to a wide range of good causes in response to the needs and appeals of community organisations, increasingly through partnerships between the company, its employees, customers and suppliers.

Donations to national/international organisations not based on a specific medium/long term programme.

Sponsorship of causes or events, not part of a marketing strategy.

Company matching of employee giving and fund-raising,

Costs of supporting and promoting employee involvement.

Costs of facilitating giving by customers and suppliers.

Investments in the Community Long-term strategic involvement of the company to address a limited range of social causes.	Memberships and subscriptions. Grants and donations based on a specific medium/long term programme.
Initiatives in the Community Activities usually carried out by commercial departments to support directly the success of the company, also in partnership with humanitarian organisations.

Sponsorship of events, publications and activities promoting brand or corporate identity.

Cause Related Marketing, promotional sales.

Support to scientific and University research and to humanitarian organisations.

Care for consumers with special needs.

Civil Protection activities.

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Research and Development

Within Telecom Italia, research and development activities are carried out by Information Technology and TILab, both of which belong to the Technology and Operations Department, which oversees innovation by analysing new technologies and carrying out the engineering operations for Telecom Italia's services and network platforms, through strategic partnerships with the main producers of telecommunications equipment and systems and with research centres of excellence at the most highly qualified national and international academic institutions. Activities to enhance and generate competitive advantage for Telecom Italia Group are of particular importance and are pursued through strategic management of the relationship between research, Intellectual Property Rights (IPR) and business, aimed at developing the company’s assets in patents rights. In 2010, 18 new applications for patents were filed.

Relevant stakeholders and issues

The relevant stakeholders for Research and Development are:

•

areas of the company involved (e.g. Marketing and Purchasing);

•

suppliers, for the joint development of solutions in accordance with the technical requirements of Telecom Italia;

•

Research Centres and Universities for collaboration and joint projects (e.g. the National Research Centre for the Smart Inclusion project.  In 2010, 23 new collaborative projects were begun with 12 Italian universities and 1 foreign one (Keio) (in addition to the 3 already under way at the beginning of 2010), covering research into new technologies, encryption algorithms, new services and new communication standards;

•

Standardisation Bodies (NGMN , OpenIPTV Forum, OMA, 3GPP , TISPAN, ETSI,) in which Telecom Italia is actively involved;

•

Public Administration by carrying activities in partnership;

•

Non-governmental associations for joint projects (e.g. the Zambia Project to install a Community Multimedia Centre in Africa to connect some educational and healthcare institutions with one another and the Internet);

•

International bodies such as the UN and UNESCO (e.g. organising study days and presenting action carried out by Telecom Italia in emergency situations).

The themes on which projects are developed are identified on the basis of the Three-Year Technological Plan, the reference document for the Telecom Group, which provides guidelines for the evolution of the network, platform and services.

The Plan is published once a year following a wide-ranging process of involvement of the corporate departments concerned.

The Technological Plan also identifies the main external factors (regulations, standards, vendors, other market operators) that may influence the company's strategies and highlights the emerging and crossover technologies in other sectors that may be of interest to the Group.

Projects and initiatives in 2010

The themes identified can be arranged in 3 macro-strands:

•

Information Technology to support business

•

Services to reduce environmental impact

•

Services for the community.

Information Technology to support business

Research and development activities in 2010 were carried out internally or contracted to outside suppliers and were directed towards the creation of:

•

software products dedicated to the management of new commercial offers and new services for customers (Business Support Systems), to the proper functioning of network support systems (Operational Support Systems), and to Security;

•

testing and specific checks for tenders and new network architecture;

•

new hardware infrastructure in support of the applications.

The main activities have been:

•

development of a new Customer Centric platform, “CRM Business,” for the commercial management of the SOHO, SME, Enterprise and Top customers;

•

development of new Customer Centric "Single Convergent Billing” to manage the billing of fixed/mobile services for Consumer customers;

•

development of a Customer Centric Integrated Data Warehouse to support the Fixed/Mobile convergence;

•

development of a new “SINGLE SAP” platform to integrate the previous versions relating to previous organisations;

•

development of IT platforms in support of the business departments for the implementation of new services for Consumer, Business & Top customers. In particular, activities were aimed at supporting the following offers: offerta famiglia; “Friend & Family”; MTV (main functions); IPTV; “Alice CASA” (naked); “Alice Total Security”; “Alice DATA KIT” (fixed-mobile upselling); “Tim Affare Fatto al Lavoro”; “Impresa Semplice”; “Alice Affare Fatto” on VoIP; “Alice Business” (naked).

Services to reduce environmental impact

•

Next Generation Data Center: this project is aimed at developing the hardware infrastructure according to virtualisation principles, based on replacing the physical servers in the Telecom Italia Data Center by making shared use of infrastructure between the various applications. The project, which aims to develop commercial offers for the ICT market (e.g. ospit@ virtuale), allows logistical and energy optimisations to be achieved.

•

Next Generation WorkPlace: this is a personal computing evolution that allows centrally managed content and applications to be accessed remotely and in multichannel mode, creating highly "simplified" workstations that only contain the basic network information needed to communicate with the centralised infrastructure. In addition to contributing in a decisive way to reducing energy consumption, the project is aimed at improving the operational flexibility of employees, establishing the foundation for future development of work models (e.g. teleworking).

•

ITS & Infomobility Platform: intended to enable new services for vehicles, their occupants, Public Administration and private citizens, by gradually introducing the idea of a vehicle constantly connected with the outside world (e.g. service centre, roadside infrastructure, occupants, other vehicles, etc.).

•

Smart metering: these are solutions that allow energy consumption to be monitored and optimised, including TI-Green and Greenhome.

•

Smart Town: the solution provides a package of services for municipalities by using the public lighting network.

•

EARTH: this project studies network architectures and individual components of existing and above all future mobile systems with the aim of improving their energy efficiency by at least 50% compared to current standards.

•

Telepresence: development of a prototype for the telepresence service for business customers, the features of which guarantee a high standard of video quality (resolution up to full HD), visibility of the whole person, smoothness in the reproduction of movements and polyphonic audio with echo and background noise suppression. The prototype is distinguished by the use of low cost technologies such as HD webCAM, low cost plasma 50" TV, medium range PC and new low cost sound cards.

Services for the Community

•

Solutions for reducing the geographical divide: they are intended to facilitate access to broadband in areas with digital divide problems and new urban areas.

•

Laboratorio Accreditato di Prova (LAP) [accredited test laboratory]: it operates within TILab and carries out testing activities on ICT services and systems. The LAP has been accredited since the 1990s as a provider of various services to the Ministry of Economic Development, SIT (Italian calibration service) and Accredia (the new national accreditation body) based on European Regulation EC 765/2008.

LAP works for internal Telecom Italia departments and for organisations and companies operating in the ICT sector, offering tests and services of various kinds, from hardware to operational aspects, fixed terminals to mobile ones, exchanges to optical systems. Interoperability with the Telecom Italia network is completely simulated in the laboratory.

•

Smart Inclusion: this project allows young long term hospital patients to participate in social life by connecting with their school and home via a touch screen terminal fitted with a camera, while also allowing doctors to optimise the management of care procedures.

The technical solution has been created by Telecom Italia by using innovative technologies such as plastic fibre optics and power lines, as well as specific software developments, mainly based on open source platforms.

•

E-learning and evolved teaching methods: a series of initiatives were launched during 2010 in the field of schooling with the aim of fulfilling the demand for evolved systems based on collaboration, communication and the active involvement of end users.

•

MyDoctor@home: remote healthcare based on monitoring the physiological parameters of the patient directly from home or in appropriately equipped premises. The measurements are carried out by combining technologies developed by Telecom Italia with standard commercially available medical electronic apparatus.

•

MuoviTI: this is an experimental remote monitoring application for people with movement difficulties, which allows healthcare personnel to monitor the amount of movement of patients remotely. The system uses sensors that can be worn by the patient, process the data on site and transmit the results to the Telecom Italia remote monitoring platform for them to be checked by authorised personnel (doctors, relatives). The application is based on the SPINE framework, an open source project developed with the academic world (Universities of Calabria and Berkeley and the University of Texas in Dallas). The testing of MuoviTi on a number of patients being treated in the rehabilitation department of the Novara University "Maggiore della Carità" Hospital began in 2010 with the assistance of the Mario Boella Institute.

Human Resources

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Headcount and changes

Telecom Italia Group

The headcount of personnel as of December 31, 2010 was divided as follows:

(units)	12.31.2010	12.31.2009	Changes

Italy	57,994	60,829	(2,835)
Abroad	26,135	10,499	15,636
Total personnel on payroll	84,129	71,328	12,801
Agency contract workers	71	56	15
Total personnel	84,200	71,384	12,816
Non-current assets held for sale	-	2,205	(2,205)
Total	84,200	73,589	10,611

Excluding personnel concerned with “Non-current assets held for sale” (HanseNet) and agency contract workers, the Group’s workforce has increased by 12,801 units, compared to  December 31, 2009.

The changes can be itemised as follows:

•

exit from the consolidation scope of the company Elettra Tlc S.p.A. (120 units) and of the BBNED Group companies (308 units);

•

entry into the consolidation scope of the Argentina Business Unit companies (15,562 units as of October 13, 2010);

•

net turnover down by 2,333 units, as detailed below by individual Business Unit:

(units)	Recruited	Departed	Net change

Domestic	718	(3,438)	(2,720)
Brazil	3,221	(2,890)	331
Argentina	295	(225)	70
Olivetti, Media and others	227	(241)	(14)
Turnover	4,461	(6,794)	(2,333)

Telecom Italia S.p.A.(*)

(units)	12.31.2010	12.31.2009	Changes

Total personnel on payroll	49,636	54,236	(4,600)

(*)

In 2010, as in 2009, there were no agency contract workers.

As of December 31, 2010, Telecom Italia S.p.A. had 49,636 employees on its payroll.

Compared to December 31, 2009, an overall reduction of 4,600 units was recorded, due to:

•

a balance of 2,129 units departing to join other Group companies, including 2,092 transferred to the company SSC (Shared Service Center S.r.l.) of the "IT Operations" branch;

•

net turnover down by 2,471 units, as detailed below:

(units)	Recruited	Departed	Net change

Turnover of Telecom Italia S.p.A.	258	2,729	(2,471)

Tim Brasil group

(units)	12.31.2010	12.31.2009	Changes

Total personnel on payroll	10,114	9,783	331

The Tim Brasil group headcount as of December 31, 2010 was 10,114 units.

Compared to December 31, 2009, an increase of 331 units was recorded, due to:

•

a balance of 3 units departing to join other Group companies;

•

net turnover up by 334 units, as detailed below:

(units)	Recruited	Departed	Net change

Turnover at Tim Brasil Group	3,220	2,886	334

Argentina Business Unit

(units)	12.31.2010	12.31.2009	Changes

Total personnel on payroll	15,632	-	15,632

The headcount of the Argentina Business Unit, which was included in the consolidation scope of the Telecom Italia Group as of October 13, 2010, following an increase in the shareholding in Sofora, was 15,632 as of December 31, 2010.

Excluding agency contract workers, the number of personnel operating in Italy is equal to 69% of the Group total and can be broken down as follows:

Telecom Italia Group – Italy: breakdown of employees by professional category
Senior managers 1.6%
Middle managers/Professionals 8.1%
Workers 0.2%
Office staff/specialists 90.1%

Telecom Italia Group – Italy: breadown of employees by age band up to 32 7.7%
33 to 45 47.7%
over 45 44.6%

Telecom Italia Group: Italy: breakdown of employees by academic qualification
Other 10.4%
Graduates 18.6%
Diploma holders 71.0%

The distribution of personnel by geographic area, and the recruitment carried out by the Group, excluding agency contract workers, are shown below:

The number of personnel operating in Tim Brasil Group is equal to 12% of the Group total and can be broken down as follows:

Tim Brasil Group: breakdown of employees by professional category
Senior managers 0.3%
Middle managers/Professionals 1.9%
Office staff/Specialists 97.8%

Tim Brasil Group: breakdown of employees by age band
over 45 6.1%
33 to 45 26.2%
up to 32 67.7%

Tim Brasil Group: breakdown of employees by academic qualification
Other 2.0%
Graduates 33.4%
Diploma holders 64.6%

The number of personnel operating in the Argentina Business Unit is equal to 19% of the Group total and can be broken down as follows:

Business Unit Argentina: breakdown of employees by professional category
Senior managers 1.9%
Middle managers/ Professionals 10.6%
Office staff/ Specialists 87.5%

Argentina Business Unit: breakdown of employees by age band
over 45 27.0%
up to 32 27.8%
33 to 45 45.2%

Argentina Business Unit: breakdown of employees by academic qualification
Others 32.0%
Graduates 19.2%
Diploma holders 48.8%

►

Gender balance

In 2010, the percentage of women holding senior management positions in the Group (in Italy) was approximately 15% and, in middle management, the proportion was 26%.

In 2010, the percentage of women holding senior management positions at Tim Brasil was approximately 12% and, in middle management, the proportion of the total was 25%.

At Tim Brasil, women employed by the Company rose from 3,263 in 2003 (54% of the total) to 5,726 in 2009 (58% of the total) and to 5,905 in 2010 (58% of the total).

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People Caring

Over the years, the Telecom Italia Group has developed several programmes and initiatives to support its employees, to improve the quality of their working lives and also to support those outside the Company.

People Caring is the structure created by Telecom Italia to respond to the expectations of employees regarding certain important issues, identified through active listening carried out both on line (Intranet, community, email) and through meetings and focus groups. The main themes identified are:

•

work-life balance;

•

support for the needs of children and families in general;

•

support for volunteering initiatives by employees;

•

promoting the forms of diversity that exist in the workplace through diversity management activities and projects

►

Development

The purpose of the Development area is to identify the technical and managerial skills of employees, drawing up plans for their development and loyalty, with particular regard to talent. The instruments used for this purpose, which are devised with regard to national and international benchmarks, are described below.

Performance assessment

The New Performance Assessment System launched in 2009 and completed in April 2010 involved around 54,800 non-managerial employees of the Telecom Italia Group.

The uniformity of the assessment criteria used is ensured by appropriate Calibration Committees consisting of managers from the assessed employee's department and Human Resources.

The feedback interview between the manager and the employee is the key moment of the performance improvement process, in which strengths and areas for improvement are discussed and the individual's training and development are planned.

The result of the survey carried out among assessors showed that the system is particularly appreciated (total overall score of 3.52 on a scale of 1 to 4).

The application of the system confirmed its effectiveness based on the process dynamics. There was in fact a significant change in the assessments made in 2009 compared to 2008 - one assessed employee out of three received a different assessment to the previous year - indicating that an accurate assessment of performance over the period had been made.

The Performance Assessment at Tim Brasil involved 100% of eligible employees. The assessments made by managers are approved by a specific committee. The feedback between assessor and employee assessed was also regarded as an obligatory stage in concluding the assessment process.

►

Selection

An updated version of the Recruiting and Selection Policy has been issued for the Group's companies in Italy which recognises the value of each individual's diversity without discrimination based on gender, religion, ethnicity, opinion or ability. The Policy supports equal opportunities for men and women in the selection process. From 2010, the recruiting and selection service for professional positions has been entrusted to the company HR Services S.r.l.

Various forms of cooperation with the world of education and academia have been set up in Italy, including the presence of company representatives in Scientific Committees, company representatives providing tuition on training courses, scholarships being granted to young people, paid internships being provided in company offices, financial support being given for specific training plans.

Tim Brasil continued to prioritise the recruitment of staff who had already worked in the Company, applying processes, criteria and instruments aimed at ensuring equal opportunities and transparency.

►

Training

In 2010, Telecom Italia provided 1.2 million hours of training, as shown in the following table. 81.3% of Telecom Italia S.p.A. personnel, equal to 40,381 employees, participated in at least one training session.

At Tim Brasil, training involved 82% of employees and the average training per head was 40 hours.

Once again this year the focus was on monitoring technological skills and strengthening the skills required by Customer Care and Sales personnel.

Specific attention was paid to management training regarding innovation and decision-making, which involved dedicated meetings being held with international experts and management training school teachers.

ORGANISATIONAL FIELDS	TOTAL BY TRAINING TYPE (TELECOM ITALIA SPA)
TYPE OF TRAINING	HOURS		Participations (*) (no.)	Participants (no.)	Coverage (%)
	Total hours (no.)	Hours per head (no.)
SPECIALIST TRAINING	1,099,680	22.2	148,819	34,561	69.6%
Senior Managers	2,205	2.8	242	158	20.1%
Middle Managers	26,873	7.7	2,515	1,549	44.6%
Office Staff/Workers	1,070,602	23.6	146,062	32,854	72.4%
MANAGEMENT TRAINING	46,555	0.9	4,169	2,654	5.3%
Senior Managers	14,582	18.6	1,663	589	74.9%
Middle Managers	5,896	1.7	577	448	12.9%
Office Staff/Workers	26,077	0.6	1,929	1,617	3.6%
INSTITUTIONAL TRAINING	22,230	0.4	12,356	12,108	24.4%
Senior Managers	951	1.2	608	587	74.7%
Middle Managers	3,887	1.1	2,151	2,090	60.2%
Office Staff/Workers	17,392	0.4	9,597	9,431	20.8%
TRAINING FOR NEWLY-HIRED EMPLOYEES	37,947	0.8	1,817	612	1.2%
Senior Managers	0	0.0	0	0	0.0%
Middle Managers	0	0.0	0	0	0.0%
Office Staff/Workers	37,947	0.8	1,817	612	1.3%
LANGUAGE TRAINING	35,280	0.7	1,628	1,532	3.1%
Senior Managers	6,617	8.4	203	171	21.8%
Middle Managers	9,404	2.7	485	454	13.1%
Office Staff/Workers	19,259	0.4	940	907	2.0%
TOTAL	1,241,692	25.0	168,789	40,381	81.3%
Senior Managers	24,355	31.0	2,716	740	94.1%
Middle Managers	46,060	13.3	5,728	2,834	81.6%
Office Staff/Workers	1,171,277	25.8	160,345	36,807	81.1%

(*)

Shows the overall number of participations in the various forms of training (classroom, on-the-job, online training).

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Climate survey

The seventh corporate climate survey was carried after a two year interval. The survey involved the use of a questionnaire updated with the assistance of SDA Bocconi and made available online for a period of two weeks. New questions were added in order to find out and make the most of interactions within the company. The listening activities included interviews and focus groups aimed at identifying the reason behind the problems identified and taking prompt and concrete improvement action. The general satisfaction rate in Italy, on a scale of 1 to 10, was 7.23 (6.35 in the sixth survey) and at Tim Brasil in was 7.65 (7.36 in the sixth survey).

►

Internal communication

The internal communication events of 2010 were conducted for the purpose of involving the greatest possible number of employees and making them the driving force behind decisions connected with the business and with improving customer satisfaction. In February 2010, the "Let's talk about sustainability" event was held as the first opportunity for top managers and employees to meet and find out about Telecom Italia's approach and activities regarding sustainability, to encourage discussion on social, environmental and strategic issued for the company's business. The event was attended by over 5,500 employees by video streaming.

►

Health and Safety

In 2010, a number of specific projects and initiatives regarding health and safety at work were launched or pursued at Telecom Italia and Tim Brasil.

In accordance with current legislation, specific training courses were conducted on these matters for new recruits, people transferring to other jobs and/or following the introduction of new work equipment, technologies, apparatus or hazardous substances.

The process aimed at developing awareness of the role of manager in charge of the health and safety of workers was completed, while training courses were provided for all call centre operators on the noise-related risks linked to the use of headphones.

An e-learning course was implemented to inform and train employees on current legislation in this field, the main innovations introduced by Legislative Decree 81/08 and how it is applied within Telecom Italia.

During 2010, in order to fulfil the duties specified in Legislative Decree 81/2008, four new Risk Assessment Documents were drawn up regarding the health and safety of workers. These are connected to the documents, procedures and provisions concerning the health and safety of workers and available on the company intranet.

Accidents

The figures for accidents relating to Telecom Italia S.p.A. are shown below, presenting a comparison with the data for previous years.

	2010	2009	2008

Number of accidents (excluding travel)	873	1,079	932
Severity index(*)	0.20	0.42	0.45
Frequency rate(*)	10.91	11.28	9.77
Average duration in hours	136.44	127.73	127.31
Unproductivity index(*)	1.80	1.44	1.24
Accidents per 100 workers	1.70	1.97	1.63

(*) The severity, frequency and unproductivity indexes are respectively:

 - the number of conventional working days lost in the year per thousand hours worked;

      - the number of accidents per million hours worked;

      - the number of hours lost due to accidents per thousand hours worked.

The number of accidents is slightly lower than the previous year. Of particular note is the fall in the severity index due to the absence of fatal accidents, compared to previous years, which is line with the objective set for this year.

Constant attention paid to verifying application of the risk control measures, the results of training programmes for telecommunication system operation and maintenance activities that require overhead work (on poles, ladders and pylons), "Safe Driving" course (which will continue in 2011), contributed to the achievement of this result.

The increase in the frequency and unproductivity indexes is due to the fall in the number of employees, while the increase in the average number of hours is due to the higher number and severity of accidents while travelling for work purposes, which rose from 182 in 2009 to 265 in 2010. Nevertheless these accidents don’t come within the category of professional accidents, which are those connected with the work done for the Company, and are therefore difficult to control.

►

Industrial relations

On May 1, 2010, Telecom Italia S.p.A. transferred its line of business consisting of the "IT Operations" department, operating within the Technology & Operations/Information Technology Department, to Shared Service Center (SSC), a limited company fully controlled by Telecom Italia.  The transfer of this department involved approximately 2,100 employees. As required by current legislation, these employees were placed under the collective labour agreement currently applied within Shared Service Center Srl and the employment contracts were transferred directly from Telecom Italia S.p.A. to Shared Service Center Srl.

The purpose of this operation is to allow Shared Service Center S.r.l. to provide IT services within the Telecom Italia Group, focusing exclusively on the delivery of services offered through an organization which, within the framework of requirements previously identified by Telecom Italia S.p.A., will provide end-to-end services that meet the highest market standards, in terms of quality and cost.

As part of the overall IT sector reorganisation process, the Company has therefore confirmed the strategic importance of IT activities and the respective professional assets with a view to maintaining them within the Group.

With regard to the Solidarity Contract applied to Directory Assistance workers between September 1, 2009 and August 31, 2010, in accordance with the Agreement of July 21, 2009, a verification meeting was held with the trade unions at Ministry offices in May. At this meeting, Telecom Italia illustrated the initial actions taken in an attempt to boosting directory assistance services and protect jobs.

Following the updating of Telecom Italia's 2012 Strategic Plan, which was also communicated to the financial community, in April 2010, in a series of dedicated meetings, the Company provided trade unions with details of the current telecommunication market and its development prospects, both   technological and commercial.

At the end of this process, Telecom Italia also illustrated the organisational effects of the 2010-2012 Strategic Plan and the consequences on employment levels. As part of the discussions held with trade unions, the Company confirmed its willingness to find socially sustainable solutions to deal with the surplus personnel forecast by the Plan, as always done in the past.

In June 2010, Shared Service Center S.r.l. illustrated its 2010-2012 Business Plan to the trade unions. This plan identifies the guidelines needed to deal with the discontinuity in the relevant market, while at the same time recovering efficiency, competitiveness and the ability to innovate, ensuring an integrated view of Information Technology. During the same meeting, the Company illustrated two projects to trade unions for the reallocation of around 100 employees from Shared Service Center S.r.l. to Telecom Italia in order to minimise the occupational effects of the Plan.

On August 4, 2010, the complex and detailed negotiations between the social partners government, Telecom Italia and trade unions, were completed positively with the signing of a framework agreement to deal with the expected surplus of personnel at Telecom Italia S.p.A. and Shared Services Center S.r.l..

The willingness to search for dialogue between the parties guided the discussion and is tangibly demonstrated by the agreement reached.

The Agreement provides for recourse to mobility under Law 223/91, allowing workers to change jobs according to  agreed criteria, and for Solidarity Contracts to be implemented together with strategic training as an essential tool for promoting professional retraining and re-skilling in order to avoid  surplus of personnel.

Solidarity Contracts are agreements that provide for working hours to be reduced in order to avoid, partially or totally, downsizing or declaration of redundancy. For the workers to whom the contract will be applied, provision is made for INPS [social security] to make up part of the remuneration not received due to the reduction in working hours.

In summary, the agreement of August 4, 2010 provides for the following:

•

recourse to mobility pursuant to Law 223/91 for 3,900 employees of Telecom Italia S.p.A. (including 200 from the previous mobility procedure pursuant to the agreement of  September 19, 2008);

•

Solidarity Contracts of the “defensive” type to be implemented to deal with the surplus of further 1,100 workers of Telecom Italia S.p.A.;

•

organisation of specific courses to allow the professional retraining and consequent re-employment of workers covered by the Solidarity Contract, with priority being given to the Directory Assistance employees;

•

provision to extend the Solidarity Contract of  July 21, 2009 for Directory Assistance (12.54) workers for a further two years;

•

application of the Solidarity Contract to a maximum of 450 surplus workers of Shared Services Center S.r.l. and the launch of a professional retraining plan;

•

recourse to mobility pursuant to Law 223/91 for the workers of Shared Services Center S.r.l. not covered by the Solidarity Contract.

The Company also committed itself to offering 40 former TILS workers, currently unemployed, the opportunity to be re-employed within the Group.

In October and November 2010, agreements were drawn up to apply the guidelines identified in the framework agreement of August 4, 2010.

On October 25, 2010, Telecom Italia S.p.A. and the most representative trade unions signed a solidarity contract of the “defensive” type at the Ministry of Employment and Social Policy, in accordance with current legal provisions, covering approximately 29,200 workers of Telecom Italia S.p.A. for a period of two years (until November 7, 2012), in order to prevent 1,100 redundancies resulting from the Company's 2010-2012 Strategic Plan.

On the same day, an agreement was also signed on the initial training projects aimed at re-skilling the staff covered by the Solidarity Contract to take on other jobs. Worker participation is voluntary. The Agreement also contains a commitment to provide training aimed at improving the knowledge of workers, in order to prevent the danger of professional obsolescence.

On November 4, 2010, at the Ministry of Employment and Social Policy, Shared Service Center S.r.l. and the trade unions signed a Solidarity Contract of the “defensive” type, as required by current legislation, in respect of approximately 2,300 workers of Shared Service Center S.r.l., for a period of four years (until November 14, 2012) in order to prevent 388 redundancies resulting from the Company's 2010-2012 Business Plan, which was illustrated to the trade union during specific meetings.

Again on November 4, 2010, an agreement was signed on training projects for the professional retraining of the workers involved. Worker participation is voluntary.

In the context of the mobility procedure pursuant to Law 223/91, launched on October 26, 2010 by Telecom Italia S.p.A., an agreement was signed with trade unions and the workers’ representatives on  November 2, 2010 which allows 3,900 surplus workers of Telecom Italia to be put on mobility programmes by  December 31, 2012. The primary criterion applied to identifying the workers, as agreed between the parties, will be fulfilment of pension requirements during the period of the allowance. Only workers who do not object to the mobility programme will be admitted. In addition to the mobility allowance provided under Law 223/91, the Company will pay a voluntary redundancy incentive calculated according to pre-established criteria.

On  November 16, 2010, in the context of the mobility procedure under Law 223/91 launched on  November 9, 2010 by Shared Service Center S.r.l., an agreement was signed with trade unions and unitary union representatives which allows 50 surplus workers of the company to be put on mobility programmes according to the same criteria and conditions set out above.

As regards Industrial Relations activities within Tim Brasil, following the acquisition of the company Intelig at the end of 2009, the collective labour agreements were unified by allowing Intelig to sign up to the agreements and standards of the TIM Group.

At Tim Brasil, the 2010 collective union agreements are consistent with the current economic, political and legal situation of the country. The company is negotiating three agreements (in 2008 the contracts had been renewed for two years, leaving only the salary increase element open for annual discussion) with the two federations representing all the employees: FITTEL and FENATTEL (the latter alone represents 82% of employees). These agreements relate to:

•

economic and social conditions;

•

the company’s profit-sharing programme;

•

the hourly rate of pay. On the basis of this agreement, overtime hours may be met by a reduction in the normal working hours or through days off in the three months following the completion of the overtime. After that, the hours will be paid.

The profit-sharing programme has now been approved. The other two negotiations are expected to be completed by January 2011.

Telecom Italia Media

During the year, discussions held with the union representatives of journalists focused essentially on the implementation aspects of the Solidarity Contract signed on February 2, 2009 for the period between  March 1, 2009 and  February 28, 2011.

On October 11, 2010, an agreement was signed with the Editorial Office Committee of La7, FNSI and ASR, establishing a different distribution of working hours under a solidarity system, following the increase in working hours resulting from the action taken by Telecom Italia Media S.p.A. in accordance with the aforementioned agreement of February 2 , 2009.

On  December 14, 2010, Telecom Italia Media S.p.A. informed the Editorial Office Committee, FNSI and ASR that, as a result of the actions taken under the Solidarity Contract, pursuant to letters a) and b) of this contract, the reduction in the number of journalists and the more efficient use of these journalists would lead to an overall recovery of the redundancies during the month of December 2010 and that, consequently, the Solidarity Contract would end earlier than planned on  December 31, 2010, instead of  February 28, 2011.

As regards discussions with the union representatives of non-journalists, we report that on  May 5, 2010 an agreement was signed with the unitary union representatives of Telecom Italia Media to extend from 12 to 24 months the maximum period for recourse to fixed term and temporary contracts for the launch and implementation of new projects and activities, pursuant to article 24, paragraph 1) point c) and article 25, paragraph 1, reason 3 of the national collective labour agreement for employees of private radio and television companies.

We also report that on November 8, 2010, the companies Telecom Italia Media S.p.A. and Telecom Italia Media Broadcasting srl signed an agreement with the national and local trade union representatives and the workers’ representatives regarding the performance-related pay applicable for the period 2010-2012.

In particular, the performance-related pay is split into two parts: one related to the income indicator (EBITDA), which counts for 70%, and one related to the quality indicator (for Telecom Italia Media S.p.A. the AUDIENCE SHARE and for Telecom Italia Media Broadcasting the NETWORK DIGITALISATION PLAN), which counts for 30%.

For the period 2011-2012, the performance-related pay will be extended to staff on fixed term and agency contract workers as well.

Finally we report that the national collective labour agreement for the employees of private radio and television companies expired on December 31, 2009. Various meetings were held in 2010 between the FRT (Federazione Radio Televisioni) delegation and both national and local union delegations. No agreement has yet been reached on renewing the national collective labour agreement.

Remuneration policy

Remuneration policies and systems were focused in 2010 on guaranteeing competitiveness in the labour market in a way that was consistent with the objectives of attracting, developing and retaining resources and differentiating pay according to objective and agreed criteria.

The management of the fixed components is inspired by criteria of ever greater selectivity in the pool of resources concerned, consistent with the instructions contained in the 2010-2011 Business Plan. Its aim is primarily to reward resources who present subjective characteristics of excellence, have essential skills and hold key positions, considering both their pay compared to the external market and their individual performance trend.

The variable component of the remuneration has been established as an element of distinction, with an ever closer correlation being established between the remuneration package and the performance and revenue of the company.

The MBO 2010 system, a short term formalised incentive tool aimed at managers and particularly valuable employees, confirmed the importance that the company continued to place on corporate and departmental macro-economic objectives in 2010.

Furthermore, within the MBO 2010 system, the following objectives were set in order to ensure that aspects relating to sustainability are taken into appropriate consideration in the decisions taken by Telecom Italia's management.

Stakeholder of reference	Targets subject to incentives

Customers

Customer Satisfaction

Quality of the service delivered

Quality of the service perceived by consumer and business customers (187, 191, 119 and Business Toll free number)

Quality of the service perceived by other national fixed and mobile telephony operators

Human Resources	Health and safety of employees Programmes of training and professional growth Welfare activities (People Caring) and the wellbeing of employees
The Environment	Consumption of materials, energy and water
Shareholders and Institutions	Quality and speed of company information delivery
The Community	Organisation of cultural exhibitions Quality of initiatives/projects for the Community

The non-monetary component of the remuneration package continued to be monitored and calculated in 2010 with reference also to the potential impact in terms of environmental sustainability (presence of a range of cars producing less CO2 emissions).

Stock options

The instrument of stock options has been used within the Telecom Group in order to retain and offer long term incentives to members of management.

Telecom Italia

In the course of 2010, the deadline passed for exercising options relative to:

•

the third lot of the 2002 Stock Option Plan;

•

the third lot of the 2002 Top Stock Option Plan;

•

the third lot of the 2003-2005 Stock Option Plan (formerly TIM).

A ban on exercising options included in existing Plans was imposed for the Shareholders’ Meeting, from April 13, to May 24, 2010, in accordance with the relevant Regulations.

The essential elements of the Telecom Italia stock option plans are summarised in the “Equity compensation Plans” Note included of this Annual Report.

►

Employees Share Ownership Plan 2010-2014

On April 29, 2010, the Shareholders' Meeting launched the 2010-2014 Employees Share Ownership Plan for all employees of Telecom Italian or its subsidiaries with registered office in Italy on permanent employment contracts.

The purpose of the initiative is to increase motivation to achieve corporate objectives and strengthen the sense of belonging to the company.

The Plan provides for employees to purchased ordinary shares with a 10% discount on the market price up to a maximum counter-value of 3,000 euros. Subscribers who keep their shares for a year and remain in employment will receive Bonus Shares equivalent to one free share for every 3 shares bought at a discount.

The Plan complies with the conditions for access to the fiscal benefits of article 51 of the Consolidated Law on Income Tax. Therefore, employees who decide to retain ownership of the shares bought at a discount, and assigned free of charge for three years from the respective dates of purchase/assignment, will be entitled to and exemption from tax and contributions on the benefit paid by the company in terms of discount and bonus shares.

During the subscription period, between June 28, and July 9, 2010, the ordinary shares were offered for purchase at a price of 0.84 euros each, corresponding to an arithmetical average of the official prices of shares recorded between May 25, and June 25, 2010 on the Electronic Stock Exchange, minus a discount of 10%. The offer was taken up by 9,474 employees (approximately 16% of the entitled employees), who purchased a total of 27,056,139 ordinary shares, equal to 87% of the total amount of 31,000,000 shares established by the Board of Directors' meeting of  May 6, 2010, exercising the powers granted by the Shareholders' Meeting of  April 29, 2010. The shares, which amounted to 0.20% of the total ordinary shares in Telecom Italia, were issued and assigned to purchasers on July 29, 2010.

Shareholders

Financial communication

In the course of 2010, the Company organised quarterly conference calls, road shows abroad, and meetings at the Group's corporate centres (reverse road shows) and participated in sector conferences. During these events, meetings were held with over 300 investors. In addition to these there are the direct meetings and telephone conversations which the IR team handles every day.

The responses given to the financial market by the Group fulfil the requirements of relevance, sensitivity of information, consistency and topicality in respect of the issues dealt with, the Group structure and the actions undertaken to achieve the targets of the Strategic Plan.

Financial communication also takes into consideration the needs of investors linked to Socially Responsible Investing (SRI), which favours companies that pay attention to ethical, social and environmental factors as well as financial aspects. Communication with this particular category of investors, which is managed in accordance with the Group Sustainability department, is developed through individual contacts and participation at dedicated events.

As regards relations with individual shareholders (retail) - today there are nearly 550,000 holders of ordinary shares – Telecom Italia’s strategy is aimed at increasing channels of communication to respond in a rapid and effective way to queries about the performance of the shares and, more generally, of the Group. Indications and ideas that emerge from dialogue with retail investors are collected and communicated to top management.

The “TI Alw@ys ON” (www.telecomitaliaclub.it) Shareholders' Club was launched in 2006 as a virtual meeting place between the company and its individual investors. However, the Club is also open to those who do not have shares in the Group, and just by joining the Club, members can obtain the same free services that are reserved to shareholders, that is:

•

SMS alert, which every day reports the closing price and the percentage variations of Telecom Italia’s ordinary and savings shares compared to the previous day, as well as the daily percentage variations in the FTSE/Mib index;

•

Weekly Market report: sent every Monday morning, it summarises performance during the week that ended the previous Friday;

•

Quarterly newsletter: contains a commentary on the most recent economic and financial results and details of events and trends that have influenced the performance of results, as well as clarifications on the financial and business strategy adopted by the top management.

In addition to these services, Telecom Italia offers shareholders the “Guide to the Individual Shareholder,” an in-depth document about the Group, available on request and on the website, as well as constant updates through the press releases (institutional, concerning products, financial).

As regards online financial communication, Telecom Italia’s website (www.telecomitalia.it) is constantly updated and renewed. This year, Telecom Italia achieved the following positions in the rankings drawn up by Hallvarsson & Halvarsson, the Swedish company, which rewards the best companies in terms of financial and corporate communication:

- 3rd place in the Web Ranking European Awards 2010 and first company in the tlc sector;

- 3rd place in the Web Ranking Awards Italy 2010.

Risk Management

In order to ensure a global approach to risk management, Telecom Italia Group has adopted an integrated process inspired by the Enterprise Risk Management Framework (ERM)(17). This is a corporate risk governance tool used to identify, assess and manage risks.

At the heart of the system is the Group Risk Management Committee which is chaired and coordinated by the “Administration, Finance and Control” Department Manager, and is made up of:

•

the Managers of the “Domestic Market Operations”, “Technology & Operations” and “International Business” departments;

•

the Managers of the “General Counsel & Corporate and Legal Affairs”, “Human Resources and Organization”, “Purchasing” and “Security” departments;

•

the Manager of the “Risk Management” department of “Administration, Finance and Control.”

The Manager of the Risk Management department supports the coordination activity of the Committee.

The Committee meets every three months (or when specifically required). Its purpose is to administer the Group's risk management process, coordinating the preventive action plan designed to ensure the operational continuity of the business, and monitoring the effectiveness of the countermeasures adopted.

The ERM approach, approved by the Group Risk Management Committee, is based on an assessment of the risk profile by management, in relation to both company processes and strategic objectives. This approach involves mapping the risks and focusing on the ones considered to be the most important, drawing up a Master Plan of mitigating actions and carrying out risk treatment activity involving the establishment of interdepartmental working groups defined by the Group Risk Management Committee.

The process is updated on an annual basis (or more frequently) at the discretion of the Risk Management Committee. Updating and support is the responsibility of the Risk Management department.

During 2010:

•

the phases specified by the ERM 2009 cycle were completed, which involved determining the degree of maturity of the risk management process and establishing action plans for the main risks;

•

the ERM 2010 cycle was launched;

•

the corporate risk profile for 2010 was defined for the Group (excluding Tim Brasil), which involved the completion of the analysis phase and part of the evaluation phase (risk assessment and allocation). The subsequent phases are expected to be completed during 2011.

Alternative Performance Measures

In this Report on Operations, in the consolidated financial statements of the Telecom Italia Group and in the separate financial statements of the Parent, Telecom Italia S.p.A., for the year ended December 31, 2010, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition. Such measures, which are also presented in other periodical financial reports (half-year financial report at June 30 and interim reports at March 31 and September 30) should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent, Telecom Italia S.p.A. in addition to EBIT. These measures are calculated as follows:

Profit before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

(1)

“Expenses (income) from investments” for Telecom Italia S.p.A.

(2)

Line item in Group consolidated financial statements only.

•

Organic change in revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income and expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent. The organic change in revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to arrive at the organic change are provided in this Report on Operations as well as an analysis of the major non-organic components for years 2010 and 2009.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Report on Operations includes a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group and Parent.

In order to better represent the actual change in net financial debt, starting with the Half-year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a new measure has been introduced denominated “Adjusted net financial debt” which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial assets and liabilities.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

Equity Investments held by Directors, Statutory Auditors and Key Managers

In accordance with article 79 of the regulation for the introduction of Legislative Decree 58 dated February 24, 1998, adopted by Consob under Resolution 11971 of May 14, 1999, the following table presents the equity investments held in Telecom Italia S.p.A. and in the companies which it controls, based upon communications received and other information acquired from all the individuals who, during 2010 or a part of that year, have held the post of director, statutory auditor and key manager in Telecom Italia S.p.A.

The data provided in respect of key managers is an aggregate.

Name	Company	Class of shares	Number of shares held at end of 2009 (or at date of appointment)	Number of shares purchased in 2010	Number of shares sold in 2010	Number of shares held at end of 2010 (or as of the date on which the individual left post, if before)

BOARD OF DIRECTORS
Gabriele GALATERI DI GENOLA	Telecom Italia S.p.A.	Ordinary Savings	176,000 88,000	176,000 88,000	= =	352,000 176,000
Franco BERNABE’	Telecom Italia S.p.A.	Ordinary Savings	168,000(1) 180,000(2)	150,000 150,000	= =	318,000 (1) 330,000 (2)
Cesar Izuel ALIERTA	=	=	=	=	=	=
Paolo BARATTA	Telecom Italia S.p.A.	Ordinary	172,500 (3)	=	=	172,500(3)
Tarak BEN AMMAR	=	=	=	=	=	=
Roland BERGER	Telecom Italia S.p.A.	Ordinary Savings	562,500 700,000	= =	= =	562,500 700,000
Elio CATANIA	=	=	=	=	=	=
Jean Paul FITOUSSI	=	=	=	=	=	=
Berardino LIBONATI	Telecom Italia S.p.A.	Ordinary	373,100	=	=	373,100
Julio LINARES LOPEZ	=	=	=	=	=	=
Gaetano MICCICHE’	=	=	=	=	=	=
Aldo MINUCCI	Telecom Italia S.p.A.	Ordinary	2,595	=	=	2,595
Renato PAGLIARO	Telecom Italia S.p.A.	Savings	60,000	=	=	60,000
Mauro SENTINELLI	=	=	=	=	=	=
Luigi ZINGALES	Telecom Italia S.p.A.	Ordinary	58,000	=	=	58,000
BOARD OF STATUTORY AUDITORS
Enrico Maria BIGNAMI	=	=	=	=	=	=
Gianluca PONZELLINI	=	=	=	=	=	=
Lorenzo POZZA	=	=	=	=	=	=
Salvatore SPINIELLO	=	=	=	=	=	=
Ferdinando SUPERTI FURGA	=	=	=	=	=	=
KEY MANAGERS	Telecom Italia S.p.A. Telecom Italia S.p.A. Telecom Italia Media S.p.A.	Ordinary Savings Ordinary	26,240 55,484 48	61,440 64,100 =	= = 44(*)	87,680 119,584 4

(*) Shares from reverse stock split (one new share for every 10 old shares)

(1) Of which 18,000 shares held indirectly

(2) Of which 30,000 shares held indirectly

(3) Shares held indirectly

Glossary

2G (second-generation Mobile System). Second-generation protocols using digital encoding and including GSM, D-AMPS (TDMA) and CDMA. 2G networks are in current use all over Europe and other parts of the world. These protocols support high bit rate voice and limited data communications. 2G networks technology offer auxiliary services such as data, fax and SMS. Most 2G protocols offer different levels of encryption.

3G (third-generation Mobile System). Third-generation wireless service, designed to provide high data speeds, always-on data access, and greater voice capacity.

3G networks technology provide to transfer both voice data services (telephony, messaging) and non-voice data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G and, 3G networks technology enable full motion video, high-speed internet access and video-conferencing. 3G technology standards include UMTS, based on WCDMA technology (quite often the two terms are used interchangeably) and CDMA2000.

ADR (American Depositary Receipt). Represents ownership in the shares of a non-USA company that trades in USA financial markets like the shares of USA based companies.

ADS (American Depositary shares). Used for the listing of Telecom Italia ordinary and savings shares on the NYSE (New York Stock Exchange). The ordinary and savings ADS (American Depositary Shares) representing, respectively, 10 ordinary shares and 10 savings shares of Telecom Italia.

ADSL

 (Asymmetric Digital Subscriber Line). A modem technology which converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications. ADSL can transmit up to 6 Mbps to a subscriber, and as much as 832 Kbps or more in both directions. Such rates expand existing access capacity by a factor of 50 or more without new cabling.

Backbone. Network portion with the highest traffic intensity and from which the connections  for services in the local areas depart.

Bitstream. Wholesale Broadband access service which consists of supplying an access to XDSL Telecom Italia network and a transmission capacity to the network of another OLO.

BroadBand services. Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; highspeed fax; e-mail for moving images or mixed documents; broadband videotex; Video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

Broadcast. Simultaneous transmission of information to all nodes and terminal equipment of a network.

BSS (Business Support System). The system used by network operators to manage business operations such as billing, sales management, customer-service management and customer databases. A type of Operations Support System (OSS).

Bundle. Commercial offer including different telecommunication services (voice, BroadBand internet, IPTV, other) by an operator with only brand. Bundle Dual Play includes fixed telecommunication services and BroadBand internet; bundle Triple Play is the “bundle dual play” integrated by IPTV; bundle Quadruple Play is the “bundle triple play” integrated by mobile telecommunication services.

Carrier. Company that makes available the physical telecommunication network.

CDP (Carbon Disclosure Project) An international initiative that encourages companies to focus on deal with the risks and emerging opportunities of climate change.

CO2 – Carbon dioxide Carbon dioxide, one of the most important greenhouse gases. Attributable to industrial processes as a product of combustion, in particular from the use of fossil fuels.

Cogeneration Cogeneration is the joint production of usable electrical (or mechanical) and heat energy drawn from the same primary source.  Cogeneration, using the same fuel for two different uses, aims at a more efficient use of primary energy, with respective financial savings, above all in those production processes where the electricity and thermal extraction take place contemporaneously.

Co-siting Agreements to share technological sites (for Telecommunications, specifically, sites of access to the network and passive infrastructure) by several operators in order to achieve a more efficient use of the network infrastructure in urban and rural areas.

CPS (Carrier Pre-selection) Permits a customer to pre-select another operator as an alternative to Telecom Italia without dialing an identifying code.

Digital a mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks are rapidly replacing the older analog ones. They allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

Digital Terrestrial TV  Digital Terrestrial Television Broadcasting is a new type of broadcasting technology that provides a more effective way of transmitting television services using a digital system instead of the existing analogue system.

DSL Network (Digital Subscriber Line Network) A network built on existing telephone lines with DSL technology devices which use sophisticated modulation schemes to pack data onto copper wires for connections from a telephone switching station to a home or office.

DSLAM (Digital Subscriber Line Access Multiplexer) The DSLAM denotes a telecommunications equipment to process digital signals of various clients and multiply them in a data link to the nodes of the Internet.

DVB - H  (Digital Video Broadcasting - Handheld) DVB - H technology combines digital video with the Internet Protocol (IP): contents are subdivided into packets using the same basic technology employed by the Internet.  The use of IP technology allows the transmission of TV and radio programs, web pages, music and video games to smartphones/PDA's.

EEB (Energy Efficiency in Buildings). An international initiative promoted by WBCSD for research into the energy efficiency of buildings.

EFFC (Extraction Full Free Cooling). A system of cooling intended to reduce consumption without the use of greenhouse gases.  EFFC is based on the principle of Free Cooling (forced ventilation without the use of air-conditioning), associated with a system for extracting the hot air produced by the equipment, and the further (adiabatic) cooling of the incoming air, achieved by using an area with a high concentration of vaporized water.

EMS (Environmental Management Systems). Environmental Management Systems contribute to the management, in a sustainable way, of the production and support processes, and are a stimulus to continuous improvement in environmental performance in that they are instruments for ensuring the effective management, prevention and continuous reduction of environmental impact in the field of working processes.

EPS (External Power Supplies). External power supplies for equipment

EuP (Energy-using Products) Within the scope of the Directive for the eco-compatible design of products which consume energy (Eco-design Directive for Energy-using Products 2005/32/EC), the regulatory framework has been defined to which producers of energy-using products (EuP) must comply, from the design phase onwards, to increase energy efficiency and reduce the negative environmental impact of their products.

FFC – Full Free Cooling. A system of cooling based on the use of forced ventilation in order to reduce energy consumption.

FSC (Forest Stewardship Council). The Forest Stewardship Council is an international non-governmental, non-profit organization. FSC is an internationally recognized system of forestry certification. The purpose of the certification is to ensure proper forestry management and the traceability of derivative products.  The FSC logo ensures that the product has been created with raw materials originating in properly managed forests according to the principles of the two main standards: forestry management and the chain of custody.  The FSC certification scheme is third party and independent.

FTT HOME, FTT CURB, FTT (Fiber to the …). It is the term used to indicate any network architecture that uses fiber optic cables in partial or total substitution of traditional copper cables used in telecommunications networks. The various technological solutions differ in the point of the distribution network where the fiber connection is made, with respect to the end-user. In the case of FTT Curb (Fiber to the Curb) the fiber arrives at the apparatus (distribution cabinet) located on the pavement, from where copper connections are run to the customer; in the case of FTTHome (Fiber to the Home), the fiber terminates inside the home of the customer.

GSM (Global System for Mobile Communication). A standard for digital cellular telephony  used in the world and working on 900MHz  and 1800MHz band.

HCFC (Hydrochlorofluorocarbons). Hydrochlorofluorocarbons: chemical molecules mainly used in cooling plants to replace chlorofluorocarbons, which have been banned by the Montreal protocol, thanks to their relatively limited ozone-depleting effect (approximately 10% of the ozone-depleting rating of CFC).

HFC (Hydrofluorocarbons). Hydrofluorocarbons: compound molecules used in cooling equipment.  They are part of the family of greenhouse gases.  They do not cause ozone depletion.

Home Access Gateway – Access Gateway – Home gateway – Residential Gateway. A residential gateway is a home networking device, used as a gateway to connect devices in the home to the Internet or other WAN.

HSDPA (High-Speed Downlink Packet Access/UMTS Hi Speed – Universal Mobile Telecommunications System). UMTS evolution allows broadband connections up to 3.6 Mbps.

Kvar (kilovolt–amperes reactive). Reactive energy. measurement system, expressed in kilovolt, of power losses in an AC electrical system.

ICT (Information and communication(s) technology). Broad area concerned with information technology, telecommunications networking and services and other aspects of managing and processing information, especially in large organizations.

Internet. The world’s best-known data network. Initially used by the U.S. Department of Defense, the Internet now provides an interface for networks based on different technologies (LANs, WANs, data networks, etc.), but which use the TCP/IP protocol platform.

IP (Internet Protocol). A set of communications protocols for exchanging data over the Internet.

IPTV (Internet Protocol Television). A system that utilizes the Internet Protocol infrastructure to transmit digital television content over a network and deliver it via a broadband Internet connection.

LCA (Life Cycle Analysis) – Life Cycle Analysis: analytic methodology for the evaluation and quantification of environmental impact associated to a product/process/activity along the whole life cycle, from the extraction and acquisition of raw materials up to the end of life.

Local Loop (Doppino Telefonico). Copper wire-couple, through which the telephone connection reaches users; it is the foundation of traditional telephone lines and it is often called “last mile”.

MEMS (Micro-Electro-Mechanical Systems). MEMS are miniaturized devices ranging in size from a few micrometers to a few millimeters, which execute one or more monitoring, processing or actuation functions by deploying a combination of electronic, mechanical, optical, chemical or biological components integrated on a usually silicon hybrid circuit.

Multimedia. A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid products created through their interaction.

Network. An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point to point radio connections.

NGDC (Next Generation Data Center). A major rethink of the IT architecture through the physical concentration and virtualization of the servers in order to reduce the costs of maintenance/management and energy consumption, and to improve efficiency.

NGN2 (Next Generation Network). New generation network created by Telecom Italia to meet the demands of industries, public administrations and citizens. The new network architecture guarantees an infrastructure designed to face multiple offers by increasing customization levels and bandwidth availability, removing bandwidth limits and providing an impressive capacity along with a wide selection of access systems.

OHSAS (Occupational Health and Safety Assessment Series) The international standard that sets the prerequisites for management systems for the health and safety protection for workers.

OLOs (Other Licensed Operators). Companies other than the incumbent operator which operate telecommunications systems in a national market.

Optical fiber. Thin glass, silicia or plastic wires, building the interstructure base for data transmission. An optical fiber cable contains several individual fibers, and each of them is capable of driving a signal (light impulse) at illimited bandwidth. Optical fibers are usually employed for long-distance communication. they can transfer "heavy" data loads, and the signal reaches the recipient, protected from possible disturbances along the way. The driving capacity of optical fibers is higher than the traditional cable ones.

OSS (Operations Support System).  Methods and procedures (whether mechanized or not) which directly support the daily operation of the telecommunications infrastructure.

Pay-Per-View or PPV.  A system by which the viewer pays to see a single program (such as a sporting event, film or concert) at the moment at which it is transmitted or broadcast.

Pay TV. Paid-for TV channels. To receive Pay TV or Pay-Per-View programs, a decoder must be connected to the television set, and a conditional access system.

Penetration.  The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

Platform.  The total input, including hardware, software, operating equipment and procedures, for producing (production platform) or managing (management platform) a particular service (service platform).

Roaming.  A function that enables wireless subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when wireless is used in a foreign country (included in GSM network).

RoHS (Restriction of Hazardous Substances). Restriction of Hazardous Substances. European Directive n° 95 of 2002 regulating the use of hazardous substances in electrical and electronic equipment.

SAR (Specific Absorption Rate). Specific Absorption Rate. evaluates the “electromagnetic power absorbed by a tissue mass”. SAR is measured in Watt/kg. As far as mobile phones, the law now enforces SAR as the reference parameter to define the basic limit. a person exposed to an electromagnetic field inducing a SAR level higher than established may undergo the relevant effects and health damage. To safeguard the population health and the health of people directly exposed, by virtue of their work, to electromagnetic waves, the European legislation has established SAR thresholds than should not be exceeded.

Shared Access. Methods of shared access, through the user’s duplex cable, with another TLC service provider. This method permits the retention of voice telephony from Telecom Italia (or other operators) alongside ADSL  on the proprietary network of the shared access operator, that is, not passing through the Telecom Italia networks but travelling directly along the operator’s channels at the substation.

SMS (Short Message Service). Short text messages than can be received and sent through GSM-network connected cellular phones. The maximum text length is 160 alpha-numerical characters.

SOHO.  The small office/home office market which consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one or two employees, and businesses conducted out of the home.

TDMA (Time Division Multiple Access).  A technology for digital transmission of radio signals between, for example, a mobile phone and a radio base station. TDMA breaks signals into sequential pieces of defined length, places each piece into an information conduit at specific intervals and then reconstructs the pieces at the end of the conduit.

ULL (Unbundling Local Loop). System through which OLO can rent the “last mile” of local loop, connecting to their equipments.

UMTS (Universal Mobile Telecommunications System). Third-generation mobile communication standard. It’s constituted by a broadband system in which data travel at 2Mb-per-second, communication is faster, quality is better and multimedia contents can travel trough the Net.

Universal service. The obligation to supply basic service to all users throughout the national territory at reasonable prices.

VAS (Value Added Services). Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network for the transfer of information among its terminals, which include wired or wireless switched-circuit analog voice communications; direct “unrestricted” digital point-to-point service at 9,600 bit/s; packet switching (virtual call); direct broadband analog transmission of TV signals, and supplementary services, such as closed user groups; call waiting; collect calls; call forwarding, and identification of number called. Value Added Services performed by the network, the terminals or the specialized centers include message handling services (MHS) (which can be used, among other things, for commercial documents in predetermined formats); electronic directories listing users, network addressees and terminals; e-mail; fax; teletex; videotex and videotelephone. Value Added Services could include also value added voice telephony services such as Freephone or Premium Rate Services.

VDSL (Very - high – data – rate Digital Subscriber Line). Access technology that allows providers to give clients, by means of an apparatus installed in their homes, access to voice and TV services on the traditional telephone line with a speeds of up to 100 Mbps in downstream (VDSL2).

VOD (Video On Demand). TV-program supply on user's request, with payment of a fee for each purchased program (a movie, a soccer match, etc). broadcast in a special method for cable and satellite TV.

VoIP (Voice Over IP).  Transmission of voice communications over Internet Protocol (IP) data networks, such as IP-based LANs, intranets or the Internet.

Wi – Max (Worldwide Interoperability for Microwave Access). The Wi - MAX - is a technology that allows wireless access to broadband telecommunications networks. It is defined by the Wi - MAX Forum, a global consortium formed by major companies in the field of fixed and mobile telecommunications which has the purpose to develop, test and promote the interoperability of systems based on IEEE 802.16-2004 standards for fixed access and IEEE.802.16e-2005 for fixed and mobile access .

WLR (WHOLESALE LINE RENTAL). The WLR Service consists in the resale to wholesale of the basic telephony services and advanced “ISDN” associated with the fees paid by certified residential and non-residential customers of Telecom Italia’s public telephone network.

XDSL (Digital Subscriber Line). It is a technology that makes use of standard telephone lines and it includes different categories including.  ADSL Asymmetric DSL, HDSL High-data-rate DSL and VDSL, Very high bit rate DSL.  This technology uses a digital signal with a very high frequency in order to increase the data transfer rate.

Footnotes

(1) The organic change in revenues, EBITDA and EBIT is calculated by excluding the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

(2) The average exchange rate used to translate the Brazilian real to euro (expressed in terms of units of local currency per 1 euro), is equal to 2.33215 in 2010 and 2.76933 in 2009. The effect of the change in the exchange rates is calculated by applying, to the period under comparison, the foreign currency translation rates used for the current period.

(3) This approach was defined for the first time by John Elkington in 1994 in the article entitled “Towards the sustainable corporation: Win-win-win business   strategies for sustainable development". California Management Review 36, no. 2: 90-100.

(4) The economic value distributed to the Community stakeholder is not shown in the table. See the respective chapter.

(5) The FFC cooling system consists of a forced ventilation system and interaction between areas of different temperature without recourse to traditional air conditioning systems and, in particular, without the use of climate altering gases. The system, which is currently applied in over 400 plants, allows a saving of over 85% to be achieved compared to traditional air conditioning solutions.

(6) Virtualisation makes the functions of a data processing machine available without the machine actually being present.

(7) These reciprocal agreements between operators are required by the Electronic Communications Code in order to promote more efficient use of network infrastructure and optimise mobile network coverage in urban and rural areas. Each operator retains ownership of their passive infrastructure (masts and towers, electricity and air conditioning plants and civil infrastructure) and hosts the other.

(8) This system uses the temperature difference between the surface and a point situated a few metres below ground in order to directly achieve natural cooling of the air in the ventilation system or of a fluid that is pumped through a heat exchanger.

(9) The GHG Protocol (Greenhouse Gas Protocol Initiative), established in 1998 within the World Resources Institute and the World Business Council for Sustainable Development, supports business on the issue of greenhouse gas emissions, providing calculation and study methods aimed at promoting innovation and assuming responsibility for climate change.

(10) Emissions of  CO2 connected to the use of fossil fuels for motor vehicles and heating have been calculated following the directions of the UNEP (United Nations Environment Programme Guidelines for Calculating Greenhouse Gas Emissions for Businesses and Non-Commercial Organisations– www.uneptie.org)  and in the case of  Telecom Italia S.p.A. vehicles, by referring to the specific types of motor vehicles.

(11) To calculate emissions from the electricity purchased on the domestic market, the coefficient worked out by the GHG Protocol – that takes into consideration the national energy mix - has been used, which is equal to 403 grams of CO2/kWh. For Brazil, the coefficient worked out by the local Ministry of Science and Technology has been used, equal to 25 grams of CO2/kWh, which is held to be more accurate.

(12)  www.fsc.org.

(13) The term “consigned waste” describes waste delivered to the haulier for transport to the recycling and recovery or disposal facility.
(14) Slight variations compared to the situation on 31st December may occur until the following 30th March because the sources of the data are the loading/unloading registers, which are consolidated once the actual weight at destination has been verified. The information is supplied to the producer of the waste within 3 months of consignment, which is the reason for the potential variations in the data.

(15) SAR – Specific Absorption Rate: assess the electromagnetic power absorbed by a mass of tissue. SAR is measured in Watt/kg.

(16) Guidelines for Limiting Exposure to Time-Varying Electric, Magnetic, and Electromagnetic Fields (up to 300 GHz).

 Health Physics 74 (4): 494-522; 1998; Statement on the "Guidelines for limiting exposure to time-varying electric, magnetic and electromagnetic fields (up to 300 GHz). Health Physics 97(3):257-259; 2009.

(17)  Enterprise Risk Management, 2004 by the Committee of Sponsoring Organizations of the Treadway Commission.

Telecom Italia Group Consolidated Financial Statements at December 31, 2010

Contents

Telecom Italia Group Consolidated Financial Statements

Consolidated Statements of Financial Position

158

Separate Consolidated Income Statements

160

Consolidated Statements of Comprehensive Income

161

Consolidated Statements of Changes in Equity

162

Consolidated Statements of Cash Flows

163

Note   1 – Form, content and other general information

165

Note   2 – Accounting policies

169

Note   3 – Business combinations

185

Note   4 – Goodwill

188

Note   5 – Other intangible assets

192

Note   6 – Tangible assets (owned and under finance leases)

195

Note   7 – Other non-current assets

199

Note   8 – Deferred tax assets and deferred tax liabilities

203

Note   9 – Inventories

205

Note 10 – Trade and miscellaneous receivables and other current assets

206

Note 11 – Current income tax receivables

207

Note 12 – Investments (current assets)

208

Note 13 – Securities other than investments (current assets)

208

Note 14 – Financial receivables and other current financial assets

208

Note 15 – Cash and cash equivalents

209

Note 16 – Discontinued operations/Non-current assets held for sale

210

Note 17 – Equity

213

Note 18 – Financial liabilities (current and non-current)

219

Note 19 – Net financial debt

227

Note 20 – Financial risk management

230

Note 21 – Derivatives

236

Note 22 – Supplementary disclosures on financial instruments

242

Note 23 – Employee benefits

248

Note 24 – Provisions

251

Note 25 – Miscellaneous payables and other non-current liabilities

252

Note 26 – Trade and miscellaneous payables and other current liabilities

253

Note 27 – Income tax payables

254

Note 28 – Contingent liabilities, other information, commitments and guarantees

255

Note 29 – Revenues

264

Note 30 – Other income

264

Note 31 – Acquisition of goods and services

265

Note 32 – Employee benefits expenses

266

Note 33 – Other operating expenses

267

Note 34 – Internally generated assets

267

Note 35 – Depreciation and amortization

268

Note 36 – Gains (losses) on disposals of non-current assets

269

Note 37 – Impairment reversals (losses) on non-current assets

269

Note 38 – Other income (expenses) from investments

270

Note 39 – Finance income and Finance expenses

271

Note 40 – Income tax expense

275

Note 41 – Profit for the year

276

Note 42 – Earnings per share

277

Note 43 – Segment reporting

278

Note 44 – Related party transactions

282

Note 45 – Equity compensation plans

290

Note 46 – Significant non-recurring events and transactions

298

Note 47 – Positions or transactions resulting from atypical and/or unusual operations

299

Note 48 – Other information

300

Note 49 – Events subsequent to December 31, 2010

303

Note 50 – List of companies of the Telecom Italia Group

304

Consolidated Statements of Financial Position

Assets

Equity and liabilities

Separate Consolidated Income Statements

(millions of euros)	note	Year 2010	of which related parties	Year 2009	of which related parties
Revenues	29)	27,571	*1,028*	26,894	*978*
Other income	30)	255	*6*	280	*6*
Total operating revenues and other income		**27,826**		**27,174**	
Acquisition of goods and services	31)	(11,383)	*(632)*	(11,480)	*(531)*
Employee benefits expenses	32)	(4,021)	*(112)*	(3,734)	*(111)*
Other operating expenses	33)	(1,422)		(1,345)	
Changes in inventories		(135)		(15)	
Internally generated assets	34)	547		515	
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)		**11,412**		**11,115**	
of which net impact of non-recurring items	46)	***(271)***		***(12)***	
Depreciation and amortization	35)	(5,547)		(5,551)	
Gains (losses) on disposals of non-current assets	36)	11	*(1)*	(59)	-
Impairment reversals (losses) on non-current assets	37)	(63)		(12)	
OPERATING PROFIT (EBIT)		**5,813**		**5,493**	
of which net impact of non-recurring items	46)	***(301)***		***(68)***	
Share of profits (losses) of associates and joint ventures accounted for using the equity method	7)	99		67	
Other income (expenses) from investments	38)	289		(51)	
Finance income	39)	3,081	*153*	2,561	*64*
Finance expenses	39)	(5,155)	*(85)*	(4,731)	*(279)*
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		**4,127**		**3,339**	
of which net impact of non-recurring items	46)	***26***		***(74)***	
Income tax expense	40)	(548)		(1,121)	
PROFIT FROM CONTINUING OPERATIONS		**3,579**		**2,218**	
Profit (loss) from Discontinued operations/Non-current assets held for sale	16)	(7)	-	(622)	*(90)*
PROFIT FOR THE YEAR	41)	**3,572**		**1,596**	
of which net impact of non-recurring items	46)	***91***		***(659)***	
Attributable to:					
* **Owners of the Parent**		**3,121**		**1,581**	
* Non-controlling interests		451		15	

(euro) **Basic and Diluted Earnings Per Share (EPS) (*):**	42)	Year 2010	Year 2009
• Ordinary Share		0.16	0.08
• Savings Share		0.17	0.09
Of which:			
÷ *From continuing operations*			
• Ordinary Share		0.16	0.11
• Savings Share		0.17	0.12
÷ *From Discontinued operations/Non-current assets held for sale*			
• Ordinary Share		-	(0.03)
• Savings Share		-	(0.03)

(*) Basic EPS is equal to Diluted EPS.

Consolidated Statements of Comprehensive Income

Note 17

Consolidated Statements of Changes in Equity

Changes in equity in 2009

Changes in equity in 2010 - Note 17

Consolidated Statements of Cash Flows

(millions of euros)	note	Year 2010	Year 2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Profit from continuing operations		3,579	2,218
Adjustments for:			
Depreciation and amortization		5,547	5,551
Impairment losses (reversals) on non-current assets (including investments)		(116)	27
Net change in deferred tax assets and liabilities		(750)	(48)
Losses (gains) realized on disposals of non-current assets (including investments)		(41)	55
Share of losses (profits) of associates and joint ventures accounted for using the equity method		(99)	(67)
Change in employee benefits		73	(173)
Change in inventories		96	(30)
Change in trade receivables and net amounts due from customers on construction contracts		13	336
Change in trade payables		(278)	(995)
Net change in current income tax receivables/payables		(170)	(1,170)
Net change in miscellaneous receivables/payables and other assets/liabilities		(981)	(229)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		**6,873**	**5,475**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of intangible assets on an accrual basis	5)	*(1,781)*	*(2,017)*
Purchase of tangible assets on an accrual basis	6)	*(2,802)*	*(2,526)*
Total purchase of intangible and tangible assets on an accrual basis (*)		(4,583)	(4,543)
Change in amounts due to fixed asset suppliers		*103*	*619*
Total purchase of intangible and tangible assets on a cash basis		(4,480)	(3,924)
Acquisition of control of subsidiaries or other businesses		(4)	-
Net cash and cash equivalents arising from the acquisition of the control of the Sofora group - Argentina	3)	392	
Acquisitions/disposals of other investments	7-12)	35	(6)
Change in financial receivables and other financial assets		502	(692)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		180	(13)
Proceeds from sale/repayment of intangible, tangible and other non-current assets		56	66
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		**(3,319)**	**(4,569)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Change in current financial liabilities and other		957	(1,123)
Proceeds from non-current financial liabilities (including current portion)		2,007	5,563
Repayments of non-current financial liabilities (including current portion)		(5,842)	(4,260)
Consideration paid for equity instruments		-	(11)
Share capital proceeds/reimbursements (including subsidiaries)		67	-
Dividends paid (*)		(1,093)	(1,050)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		**(3,904)**	**(881)**
CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	16)	-	**61**
AGGREGATE CASH FLOWS (E=A+B+C+D)		**(350)**	**86**
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)		**5,484**	**5,226**
Net foreign exchange differences on net cash and cash equivalents (G)		148	172
NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR (H=E+F+G)		**5,282**	**5,484**

(*) OF WHICH RELATED PARTIES (millions of euros)	Year 2010	Year 2009
Total acquisitions of intangible and tangible assets on an accrual basis	62	3
Dividends paid	164	177

Additional cash flow information

(millions of euros)	Year 2010	Year 2009
Income taxes (paid) received	(1,392)	(2,301)
Interest expense paid	(3,079)	(3,250)
Interest income received	1,176	1,025
Dividends received	3	4

ANALYSIS OF NET CASH AND CASH EQUIVALENTS: (millions of euros)	Year 2010	Year 2009
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:		
Cash and cash equivalents - from continuing operations	5,504	5,396
Bank overdrafts repayable on demand – from continuing operations	(101)	(190)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	81	20
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	5,484	5,226
NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR:		
Cash and cash equivalents - from continuing operations	5,526	5,504
Bank overdrafts repayable on demand – from continuing operations	(244)	(101)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	81
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	5,282	5,484

Note   1 – Form, content and other general information

►

Form and content

Telecom Italia (the “Parent”) and its subsidiaries form the “Telecom Italia Group” or the “Group”. Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent, Telecom Italia, are located in Milan at Piazza degli Affari 2, Italy.

The duration of the company, as stated in the company’s bylaws, extends until December 31, 2100.

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector, the television sector and the office products sector.

The Telecom Italia Group consolidated financial statements for the year ended December 31, 2010 have been prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing art. 9 of Legislative Decree 38 dated February 28, 2005).

In 2010, the Group applied the accounting policies on a basis consistent with those of the previous years and did not elect the early adoption of any IFRS.

The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In accordance with IAS 1 (Presentation of Financial Statements), comparative information included in the consolidated financial statements, unless otherwise indicated, refers to the preceding year.

Starting from the year 2010, following a detailed review of the indirect taxes paid by the Group in the different fiscal jurisdictions, some taxes paid in Brazil have been reclassified from “Other operating expenses” to “Revenues” and “Other income” as deductions. Specifically, these non-material reclassifications, which have been made also in light of the adoption of IFRS by the TIM Brasil group, will bring the Telecom Italia Group’s accounting presentation in line with those of the major telecommunications operators. This will ensure greater comparability and a better understanding of the economic and financial information presented.

The amounts which have been reclassified are the following:

(millions of euros)	Year 2010	Year 2009

Taxes on revenues and on other income of the companies in Brazil (PIS and COFINS)	(334)	(271)

The Telecom Italia Group consolidated financial statements are expressed in euro (rounded to the nearest million, unless otherwise indicated).

Publication of the Telecom Italia Group consolidated financial statements for the year ended December 31, 2010 was approved by resolution of the board of directors’ meeting held on February 24, 2011.

►

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•

the consolidated statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•

the separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference;

•

the consolidated statement of comprehensive income includes the profit or loss for the year as shown in the separate consolidated income statement and all other non-owner changes in equity;

•

the consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob resolution 15519 dated July 27, 2006, in the separate consolidated income statement, income and expenses relating to non-recurring transactions or events have been specifically identified and their relative impact has been shown separately at the main intermediate result levels. Non-recurring events and transactions have been identified mainly according to the nature of the transactions. Specifically, non-recurring income (expenses) include events or transactions which by their very nature do not occur continuously during the normal course of business operations, (for instance: income/expenses arising from the sale of properties, business segments and investments included under non-current assets, income/expenses stemming from corporate-related reorganizations and income/expenses arising from fines levied by regulatory agencies).

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the consolidated statements of financial position, the separate consolidated income statements and the consolidated statements of cash flows.

►

Segment reporting

An operating segment is a component of an entity:

(a)

that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

(b)

whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

(c)

for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographical localization for the telecommunications business (Domestic, Brazil and Argentina) and according to the specific businesses for the other segments.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the Telecom Italia Group are as follows:

•

Domestic: includes operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale) as well as the relative support activities in Italy;

•

Brazil: includes mobile and fixed telecommunications operations in Brazil;

•

Argentina: includes mobile and fixed telecommunications operations in Argentina, as well as mobile telecommunications operations in Paraguay;

•

Media: includes television network operations and management;

•

Olivetti: includes manufacturing operations for digital printing systems and office products;

•

Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Beginning from the fourth quarter of 2010, Argentina is a new segment as a result of the Telecom Italia Group’s acquisition of control of Sofora Telecomunicaciones S.A., the holding company which controls Nortel Inversora and Telecom Argentina.

Furthermore, beginning January 1, 2010, the companies Shared Service Center and HR Services, previously consolidated under Other Operations, are now consolidated in the Domestic Business Unit. For purposes of comparison, the disclosure by operating segment for the periods under comparison has been appropriately reclassified.

►

Scope of consolidation

The changes in the scope of consolidation at December 31, 2010 compared to December 31, 2009 (excluding Discontinued operations, to which reference can be made in the Note “Discontinued operations/non-current assets held for sale”, are analyzed as follows:

Entry of companies in the scope of consolidation:

Company		Business Unit	Month
Telecom Italia Finance Ireland Ltd	newly formed	Other operations	December 2010
Flagship Store Bolzano 1 S.r.l.	newly formed	Domestic	December 2010
Flagship Store Torino 1 S.r.l.	newly formed	Domestic	November 2010
Flagship Store Bologna 1 S.r.l.	newly formed	Domestic	October 2010

Sofora Telecomunicaciones S.A. and related subsidiaries:

-

Nortel Inversora S.A.

-

Telecom Argentina S.A.

-

Micro Sistemas S.A.

-

Nucleo S.A.

-

Telecom Argentina USA Inc.

-

Telecom Personal S.A.

-

Springville S.A.

	acquisition of control	Argentina	October 2010
Flagship Store Milano 2 S.r.l.	newly formed	Domestic	September 2010
Flagship Store Modena 1 S.r.l.	newly formed	Domestic	September 2010
Flagship Store Roma 2 S.r.l.	newly formed	Domestic	September 2010
Flagship Store Taranto 1 S.r.l.	newly formed	Domestic	September 2010
Flagship Store Vicenza 1 S.r.l.	newly formed	Domestic	September 2010
Flagship Store Catania 1 S.r.l.	newly formed	Domestic	July 2010
TLC Commercial Services S.r.l.	newly formed	Domestic	May 2010
Flagship Store Roma 1 S.r.l.	newly formed	Domestic	May 2010
Flagship Store Milano 1 S.r.l.	newly formed	Domestic	May 2010

Exit of companies from the scope of consolidation:

Company		Business Unit	Month
Brasilco S.r.l. (in liquidation)	liquidated	Other operations	December 2010
Netesi S.p.A. (in liquidation)	liquidated	Other operations	April 2010
Olivetti International B.V. (in liquidation)	liquidated	Olivetti	January 2010
Elettra TLC S.p.A.	sold	Domestic	September 2010
BBNed N.V.	sold	Other operation	October 2010
- BBeyond B.V.
- InterNLnet B.V.

Merger of companies:

Company		Business Unit	Month
Mediterranean Nautilus Ltd	Merged in Telecom Italia Sparkle Luxembourg S.A.	Domestic	December 2010
Latin American Nautilus Service Inc.	Merged in Latin American Nautilus USA Inc.	Domestic	March 2010

A breakdown of subsidiaries, associates and joint ventures of the Telecom Italia Group at December 31, 2010 and December 31, 2009 is as follows:

	12/31/2010
Companies:	Italy	Abroad	Total

subsidiaries consolidated line-by-line	40	68	108
joint ventures accounted for using the equity method	1	-	1
associates accounted for using the equity method	15	2	17
Total companies	56	70	126

	12/31/2009
Companies:	Italy	Abroad	Total

subsidiaries consolidated line-by-line (*)	30	67	97
joint ventures accounted for using the equity method	1	1	2
associates accounted for using the equity method	17	3	20
Total companies	48	71	119

(*) Including subsidiaries classified in “Discontinued operations/Non-current assets held for sale”.

Further details are provided in Note “List of companies of the Telecom Italia Group”.

Note   2 – Accounting policies

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Going concern

The consolidated financial statements for the year ended December 31, 2010 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than 12 months).

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•

the main risks and uncertainties to which the Group and the various activities of the Telecom Italia Group are exposed. These are described in the specific paragraph “Principal risks and uncertainties” in the Report on Operations under “Business outlook for the year 2011”;

•

the mix between risk capital and debt capital considered optimal as well as the policy for the remuneration of risk capital. This is described in the paragraph devoted to “Share capital information” under the Note “Equity”;

•

the policy for financial risk management (market risk, credit risk and liquidity risk). This is described in the Note “Financial risk management”.

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Consolidation

The consolidated financial statements include the financial statements of all subsidiaries from when control over such subsidiaries commences until the date that control ceases.

The date of the financial statements of all the subsidiaries coincides with that of the Parent, Telecom Italia.

Control exists when the Parent, Telecom Italia, directly or indirectly, has the majority of voting rights or has the power to determine, also through contractual agreements, the financial and operating policies of an enterprise so as to obtain benefits from its activities.

In the preparation of the consolidated financial statements, the assets, the liabilities, the revenues and the expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in the equity and in the profit for the year are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the separate consolidated income statement and in the consolidated statement of comprehensive income.

Under IAS 27, the total comprehensive loss (including the profit or loss for the year) is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

All intragroup balances and transactions and any gains and losses arising from intragroup transactions are eliminated on consolidation.

The carrying amount of the investment in each subsidiary is eliminated against the corresponding share of equity in each subsidiary, after adjustment, if any, to fair value at the acquisition date of control. At that date, goodwill is recorded as an intangible asset, as described below, whereas any gain from a bargain purchase or negative goodwill is recognized in the separate consolidated income statement.

Assets and liabilities of foreign consolidated subsidiaries expressed in currencies other than euro are translated using the exchange rates in effect at the reporting date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are classified as equity until the disposal of the investment. The cash flows of foreign consolidated subsidiaries expressed in currencies other than euro included in the consolidated statement of cash flows are translated at the average exchange rates for the year.

Goodwill and fair value adjustments arising from the allocation of the purchase price of a foreign entity are recorded in the relevant foreign currency and are translated using the year-end exchange rate.

In the consolidated financial statements, investments in associates and joint ventures are accounted for using the equity method, as provided, respectively, by IAS 28 (Investments in Associates) and IAS 31 (Interests in Joint Ventures). Associates are enterprises in which the Group holds at least 20% of the voting rights or exercises a significant influence, but no control or joint control over the financial and operating policies.

In particular, under the equity method, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of net assets of the investee. The profit or loss of the investor includes the investor's share of the profit or loss of the investee.

The consolidated financial statements include the Group’s share of profits (losses) of associates and joint ventures accounted for using the equity method from the date that significant influence or joint control commences until the date such circumstances cease. When the Group’s share of losses of an associate or a joint venture, if any, exceeds the carrying amount of the investment on the Group’s statement of financial position, the carrying amount of the investment is reduced to zero and the share of further losses is not recognized except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

Gains and losses arising from transactions with associates or joint ventures are eliminated to the extent of the Group’s interest in those entities.

Under IAS 27, starting from 2009, changes in a parent’s ownership interest as a result of the disposal of an investment in a subsidiary that do not result in a loss of control are accounted for as equity transactions. In such circumstances, the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Parent.

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Intangible assets

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized as of the acquisition date of control of a business and measured as the excess of (a) over (b) below:

a)

the aggregate of:

-

the consideration transferred (measured in accordance with IFRS 3; it is generally recognized on the basis of the acquisition date fair value);

-

the amount of any non-controlling interest in the acquiree measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets;

-

in a business combination achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree.

b)

the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed measured at the acquisition date of control.

IFRS 3 requires, inter alia, the following:

•

Incidental costs incurred in connection with a business combination are charged to the separate consolidated income statement;

•

in a business combination achieved in stages, the acquirer must remeasure its previously held equity interest in the acquiree at its fair value at the acquisition date of control and recognize the resulting gain or loss, if any, in the separate consolidated income statement.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life.

Goodwill initially recorded, is subsequently reduced only for impairment losses. Further details are provided in the accounting policy Impairment of tangible and intangible assets - Goodwill, reported below. In case of loss of control of a subsidiary, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

In the context of IFRS first-time adoption, the Group elected not to apply IFRS 3 (Business Combinations) retrospectively to those business combinations which had arisen before January 1, 2004. As a consequence, goodwill on acquisitions before the date of transition to IFRS was brought forward at the previous Italian GAAP amounts, and was tested for impairment at that date.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets produced internally. Such costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits.

Capitalized development costs comprise only expenditures that can be attributed directly to the development process and are amortized systematically over the estimated product or service life so that the amortization method reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statement prospectively.

For a small portion of bundled offerings, principally of mobile equipment and services, the Group capitalizes directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:

•

the capitalized costs can be measured reliably;

•

there is a contract binding the customer for a specific period of time;

•

it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the foreseen minimum period of the underlying contract (12 or 24 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

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Tangible assets

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized when the obligation arises in the statement of financial position under provisions at its present value. These capitalized costs are depreciated and charged to the separate consolidated income statement over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. Changes in the above liability must be recognized as an increase or decrease of the cost of the relative asset; the amount deducted from the cost of the asset must not exceed its carrying amount. The excess, if any, should be recorded immediately in the separate consolidated income statement.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statement prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Group, are initially recognized as assets of the Group at fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the separate consolidated income statement) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

The depreciation policy for depreciable assets held under finance leases is consistent with that for depreciable assets that are owned. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate consolidated income statement on a straight-line basis over the lease term.

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Impairment of intangible and tangible assets

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate consolidated income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon of three years as well as those extrapolated from the last year of the explicit time horizon to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates.

The value in use of cash-generating units which operate in a foreign currency is estimated in the local currency by discounting cash flows to present value on the basis of an appropriate rate for that currency. The present value obtained is translated to euro at the spot rate on the date of the impairment test (in the case of the Telecom Italia Group, the date of the financial statements).

Future cash flows are estimated by referring to the current operating conditions of the cash generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale) and includes the goodwill attributable to non-controlling interests.

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every annual or interim closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Impairment losses are recognized in the separate consolidated income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate consolidated income statement.

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Financial instruments

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Group’s portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition, investments are classified in the following categories:

•

“available-for-sale financial assets”, as non-current or current assets;

•

“financial assets at fair value through profit or loss”, as current assets held for trading.

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate consolidated income statement.

Other unlisted investments classified as “available-for-sale financial assets” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the separate consolidated income statement, as required by IAS 39.

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the separate consolidated income statement.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are stated at acquisition cost, including transaction costs, and subsequently measured at amortized cost.

Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any writedown for impairment or uncollectibility, if any.

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in the Group’s portfolio for a period of not more than 12 months, and are included in the following categories:

•

held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;

•

held for trading and measured at fair value through profit or loss;

•

available-for-sale and measured at fair value with a contra-entry to an equity reserve.

Changes in the value of available-for-sale financial assets are recognized in an equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate consolidated income statement.

When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as “available-for-sale financial assets” no longer exist, the impairment losses are reversed.

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate consolidated income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy reported previously.

Financial liabilities

Financial liabilities comprise financial debt, including advances received on the assignment of accounts receivable and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

Compound financial instruments represented by bonds convertible into shares of the issuer are recognized by splitting the debt and the call option: the debt is included in financial liabilities using the amortized cost method while the call option amount, computed as the difference between the fair value of the debt and the proceeds raised on the issue of the financial instrument, is recorded in a specific equity reserve (Other equity instruments).

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate consolidated income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivatives

Derivatives are used by the Telecom Italia Group to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

a)

at the inception of the hedge, the hedging relationship is formally designated and documented;

b)

the hedge is expected to be highly effective;

c)

its effectiveness can be reliably measured;

d)

the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•

Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate consolidated income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate consolidated income statement.

•

Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate consolidated income statement at the same time as the hedged transaction affects the separate consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate consolidated income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the separate consolidated income statement.

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Sales of receivables

The Telecom Italia Group carries out sales of receivables under factoring arrangements in accordance with Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of all the risks and rewards of ownership of the receivables to third parties, meeting IAS 39 requirements for derecognition. Specific servicing contracts, through which the buyer institutions conferred a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

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Amounts due from customers on construction contracts

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets.

Losses on such contracts, if any, are recorded in full in the separate consolidated income statement when they become known

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Inventories

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

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Non-current assets held for sale/Discontinued operations

Non-current assets (or disposal groups) whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately from the other statement of financial position assets and liabilities.  The corresponding amounts for the previous period are not reclassified.

A discontinued operation is a component of an entity that has been divested or classified as held for sale and:

•

represents a major line of business or geographical area of operations;

•

is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•

is a subsidiary acquired exclusively with a view to resale.

The results arising from Discontinued Operations – whether disposed of or classified as held for sale – are shown separately in the separate consolidated income statement, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate consolidated income statement, net of tax effects, for comparative purposes.

Non-current assets (or disposal groups) classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and the fair value, less costs to sell.

Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets (or disposal groups) classified as held for sale and expensed in the separate consolidated income statement.

An entity shall recognize a reversal of an impairment loss for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

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Employee benefits

Provision for employee severance indemnities

Employee severance indemnities, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations. As allowed by IAS 19, the Telecom Italia has elected to recognize all actuarial gains and losses in the separate consolidated income statement as they arise.

The expenses relative to the increase in the present value of the severance indemnity liability, as the time for payment of the benefit comes closer, are included in the separate consolidated income statement under “Employee benefits expenses”.

Starting from January 1, 2007, gives the employee the possibility of choosing the destination of accruing employee severance indemnity either to supplementary pension funds or to the company. Companies that employ at least 50 employees are obliged to transfer the employee severance indemnity to the “Treasury fund” managed by INPS.

Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of “Defined contribution plans” whereas the amounts recorded in the provision for employee severance indemnities retain the nature of “Defined benefit plans”.

Equity compensation plans

The companies of the Group provide additional benefits to certain managers and employees of the Group through equity compensation plans (stock options, performance share grants and long-term incentive plans); moreover, a broad-based employee share ownership plan has recently been introduced. The above plans are recognized in accordance with IFRS 2 (Share-Based Payment).

In accordance with IFRS 2, such plans represent a component of the beneficiaries’ compensation. Therefore, for the plans that provide for compensation in equity instruments, the cost is represented by the fair value of such instruments at the grant date, and is recognized in the separate consolidated income statement in “Employee benefits expenses” over the period between the grant date and vesting date with a contra-entry to an equity reserve denominated “Other equity instruments”. Changes in the fair value subsequent to the grant date do not affect the initial measurement. At the end of each year, adjustments are made to the estimate of the number of rights that will vest up to expiry. The impact of the change in estimate is deducted from “Other equity instruments” with a contra-entry to “Employee benefits expenses”.

For the plans subject to vesting conditions, when such conditions are not met, the amount recognized in “Other equity instruments” must be reclassified to “Other reserves”.

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses”; at the end of each year such liability is measured at fair value.

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Provisions

The Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”.

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Treasury shares

Treasury shares are recognized as a deduction from equity. In particular, the nominal amount of treasury shares is reported as a deduction from the share capital issued while the excess cost of acquisition over the nominal amount is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

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Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the reporting date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate consolidated income statement.

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Revenues

Revenues include only the gross inflows of economic benefits received and receivable by the entity on its own account. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Group and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•

Revenues from services rendered

Revenues from services rendered are recognized in the separate consolidated income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.
Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators.

Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Group. In the event that the Group is acting as an agent (for example, for non-geographic numbers) only the commission received from the content provider is recognized as revenue.
Revenues from the activation of telephone services (as well as the related costs not in excess of the amount of revenues) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers).
Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the statement of financial position.

•

Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

For offerings which include the sale of mobile handsets and service contracts, the Telecom Italia Group recognizes revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including handset subsidies and sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the bundled offerings in the mobile business are contracts with a minimum contractual period of 12 or 24 months and which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•

Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

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Research costs and advertising expenses

Research costs and advertising expenses are charged directly to the separate consolidated income statement in the year in which they are incurred.

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Finance income and expenses

Finance income and expenses are recognized on an accrual basis and include interest accrued on the related financial assets and liabilities using the effective interest rate method, the changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss, gains and losses on foreign exchange and financial instruments (including derivatives).

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Dividends

Dividends received from companies other than subsidiaries, associates and joint ventures are recognized in the separate consolidated income statement in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

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Taxes

Income taxes include all taxes calculated on the basis of the taxable income of the companies of the Group. Income taxes are recognized in the separate consolidated income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax is recognized in the relevant equity reserves. The statement of comprehensive income indicates the amount of income taxes on each item included in “Other components of the statement of comprehensive income”.

The income tax expense that could arise on the remittance of a subsidiary’s retained earnings is only recognized where there is the actual intention to remit such earnings.

Deferred taxes are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the consolidated financial statements except for non tax-deductible goodwill and for those differences related to investments in subsidiaries which will not reverse in the foreseeable future. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

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Earnings per share

Basic earnings per ordinary share is calculated by dividing the Group’s profit attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year, excluding treasury shares. Similarly, basic earnings per savings share is calculated by dividing the Group’s profit attributable to savings shares by the weighted average number of savings shares outstanding during the year. For diluted earnings per ordinary share, the weighted average number of shares outstanding is adjusted by all dilutive potential shares

(for example, the conversion of bonds and the exercise of rights on shares with dilutive effects). The Group profit is also adjusted to reflect the impact of these transactions net of the related tax effects.

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Use of estimates

The preparation of consolidated financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement line item/area	Accounting estimates

Goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Business combinations

The recognition of business combinations requires that assets and liabilities of the acquiree be recorded at their fair value at the acquisition date of control, as well as the possible recognition of goodwill, through the use of a complex process in determining such values.

Bad debt provision	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.

Depreciation and amortization expense

Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing and amount of depreciation and amortization expense.

Accruals, contingent liabilities and employee benefits

As regards the provisions for asset retirement obligations, the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

The accruals connected with legal, arbitration and fiscal disputes are the result of a complex estimate process based upon the probability of an unfavorable outcome.

Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues

Revenue recognition is influenced by:

•

the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs up to the ceiling of the amount of revenues);

•

the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues.

Income taxes

Income taxes (current and deferred) are calculated in each country in which the Group operates according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax losses carried forward to future years and deductible temporary differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments

The fair value of derivative instruments and equity instruments is determined on the basis of either prices in regulated markets or quoted prices provided by financial counterparts, or using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, management carefully considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

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New Standards and Interpretations endorsed by the EU and in force from January 1, 2010

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force from January 1, 2010 are reported below and briefly summarized.

Improvements to IFRS – issued in 2008

On January 23, 2009, Commission Regulation (EC) 70/2009 was issued adopting certain improvements to International Financial Reporting Standard (IFRS), among others, relating to IFRS 5 (Non-current Assets held for Sale and Discontinued Operations). The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if an entity’s disposal sale plan results in loss of control, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

The adoption of this improvement did not have an impact on the consolidated financial statements at December 31, 2010.

Amendments to IAS 39 (Financial Instruments: Recognition and Measurement – Eligible hedged items)

On September 15, 2009, Commission Regulation (EC) 839/2009 was issued adopting some amendments to IAS 39 which clarify certain aspects of hedge accounting:

•

identifying the cases in which inflation may be a hedged risk;

•

specifying that only the intrinsic value, not the time value, of an option can be designated as a hedge of one or some risks of a hedged item (that is, a one-sided risk).

The adoption of these amendments did not have an impact on the consolidated financial statements at December 31, 2010.

IFRIC 17 (Distribution of Non-cash Assets to Owners)

On November 26, 2009, Commission Regulation (EC) 1142/2009 was issued adopting IFRIC 17. This interpretation clarifies that a dividend payable should be recognized when the dividend is appropriately authorized and that an entity should measure this dividend payable at the fair value of the net assets to be distributed.

Finally, an entity should recognize the difference between the dividend paid and the carrying amount of the net assets used for payment in the separate consolidated income statement.

The adoption of this interpretation did not have an impact on the consolidated financial statements at December 31, 2010.

Amendments to IFRS 2 (Group Cash-settled Share-based Payment Transactions)

On March 23, 2010, Commission Regulation (EC) 2442010 was issued adopting the amendments IFRS 2. The amendments clarify, among other things, that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash. The adoption of these amendments did not have an impact on the consolidated financial statements at December 31, 2010.

Improvements to IFRS (issued in 2009)

On March 23, 2010, Commission Regulation (EC) 243/2010 was issued adopting the improvements, in force from January 1, 2010, to the following principles:

•

IFRS 2 (Share-based Payment): the amendments clarify that following the changes made by IFRS 3R to the definition of a business combination, the contribution of a business on the formation of a joint venture and the combination of entities or businesses under common control do not fall within the scope of IFRS 2.

•

IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations): the amendment, which shall be applied prospectively, clarifies that IFRS 5 and other IFRSs that specifically refer to non-current assets (or disposal groups) classified as held for sale or discontinued operations set out all the disclosures required in respect of those assets or operations.

•

IFRS 8 (Operating Segments): the amendment to IFRS 8 clarifies that an entity shall report a measure of total assets for each reportable segment only if such an amount is regularly provided to the chief operating decision maker. Before, this information was required, in any case, for each reportable segment.

•

IAS 1 (Presentation of Financial Statements): the amendment clarifies that an entity shall classify a liability as current when it does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting period, even if, at the option of the counterparty, the terms of a liability could result in its settlement by the issue of equity instruments.

•

IAS 7 (Statement of Cash Flows): the amendment clarifies that only expenditures that result in a recognized asset in the statement of financial position are eligible for classification as investing activities.

•

IAS 17 (Leases): the amendment refers to the classification of leases of land and buildings. When a lease includes both land and buildings elements, an entity shall assess the classification of each element as a finance or an operating lease separately. At the date of adoption, the classification of all land elements of unexpired leases must be reassessed, with any lease newly classified as a finance lease to be recognized retrospectively.

•

IAS 36 (Impairment of Assets): the amendments refer to the allocation of goodwill to cash-generating units (or groups of cash-generating units) of an acquirer in a business combination or for purposes of impairment testing. In particular, the amendments clarify that each unit or group of units to which the goodwill is so allocated shall not be larger than an operating segment as defined by IFRS 8 (Operating Segments) before aggregation.

•

IAS 39 (Financial Instruments: Recognition and Measurement): the main amendments, to be applied prospectively to all unexpired contracts, are as:

—

within the scope of IAS 39, the clarification about the exclusion of any forward contracts between an acquirer and a selling shareholder to buy or sell an acquiree that will result in a business combination at a future acquisition date;

—

as regards accounting for an embedded derivative separately from the host contract, the following clarification regarding the prepayment option embedded in a host debt contract was introduced: in the case in which the exercise price of a prepayment option reimburses the lender for an amount up to the approximate present value of lost interest for the remaining term of the host contract, such option shall be considered closely related to the host contract and therefore not accounted for separately.

•

IFRIC 9 (Reassessment of Embedded Derivatives): the amendments, applicable prospectively, exclude from the scope of IFRIC 9 embedded derivatives in contracts acquired in a business combination, a combination of entities or businesses under common control or the formation of a joint venture.

•

IFRIC 16 (Hedges of a Net Investment in a Foreign Operation): the amendments refer to the removal of the prohibition to use a derivative held by the foreign operation being hedged as a hedge of the net investment in that foreign operation.

The application of the “Improvements to IFRS (issue in 2009)” did not have an impact on the consolidated financial statements at December 31, 2010.

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New Standards and Interpretations adopted by the EU not yet in force

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force from January 1, 2011 are reported below and briefly summarized.

Amendments to IAS 32 (Classification of Rights Issues)

On December 23, 2009, Commission Regulation (EC) 1293/2009 was issued adopting some amendments to IAS 32 regarding the accounting of rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. The amendments require that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated.

The amendments to IAS 32 are effective beginning January 1, 2011, but earlier application is permitted. The application of these amendments is not expected to have a material impact on the consolidated financial statements.

Amendments to IAS 24 (Related Party Disclosures)

On July 19, 2010, Commission Regulation (EC) 632/2010 was issued adopting the amendments to IAS 24. These amendments provide a partial exemption from the disclosure requirements for government-related entities.

In addition, the definition of related party was revised and some clarifications were introduced on the disclosure content.

The amendments to IAS 24 are effective beginning January 1, 2011, with earlier application permitted. The application of these amendments is not expected to have an impact on the consolidated financial statements.

Amendments to IFRIC 14 (Prepayments of a Minimum Funding Requirement)

On July 19, 2010, Commission Regulation (EC) 633/2010 was issued adopting the amendments to IFRIC 14. In particular, the amendments refer to when an entity is subject to minimum funding requirements and makes an early payment of contribution to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset.

The amendments to IFRIC 14 are effective beginning January 1, 2011, with earlier application permitted. The application of these amendments is not expected to have a material impact on the consolidated financial statements.

IFRIC 19 (Extinguishing Financial Liabilities with Equity Instruments)

On July 23, 2010, Commission Regulation (EC) 662/2010 adopted IFRIC 19. This interpretation clarifies the requirements accounting treatment when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. In particular, IFRIC 19 clarifies as follows:

•

the entity’s equity instruments issued to a creditor are part of the consideration paid to extinguish the financial liability;

•

the equity instruments issued are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished;

•

the difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s separate consolidated income statement for the year.

IFRIC 19 is effective beginning January 1, 2011, with earlier application permitted. The application of this interpretation is not expected to have a material impact on the Group’s consolidated financial statements.

Improvements to IFRS – issued in 2010

On February 18, 2011, Commission Regulation (EC) 149-2011 was issued adopting the improvements, in force beginning January 1, 2011, to the following principles:

•

IFRS 1 (First-Time adoption of International Financial Reporting Standards): the amendments refer to the disclosure to be provided for the following specific cases: accounting policy changes in the year of first-time adoption of IFRS and use of the deemed cost after the date of transition to IFRS, also with reference to operations subject to rate regulation.

•

IFRS 3 (Business Combinations): the amendments:

—

limit the choice to measure non-controlling interests either at fair value or at the proportionate share of the acquiree’s net identifiable assets at the acquisition date;

—

clarify that IFRS 2 should be applied at the acquisition date both for share-based payment transactions of the acquiree and for those replaced by the acquirer;

—

clarify requirements for contingent considerations.

•

IFRS 7 (Financial instruments: disclosures): the amendments require qualitative disclosures in the context of the quantitative disclosure to help users to form an overall picture of the nature and extent of risks arising from financial instruments. Furthermore, the amendments clarify the required level of disclosure about credit risk and collateral held and provide relief from disclosure of renegotiated loans.

•

IAS 1 (Presentation of financial statements): the amendments clarify that an entity may present the analysis of each component of other comprehensive income either in the statement of changes in equity or in the notes to the financial statements.

•

IAS 27 (Consolidated and separate financial statements): the amendments clarify the adoption requirements of the amendments made to IAS 21, IAS 28 and IAS 31 as a result of the revision of IAS 27 in 2008.

•

IAS 34 (Interim financial reporting): the amendments emphasize the principle that the disclosure about significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report. In particular, the amendments clarify how to apply this principle in respect of financial instruments and their fair values.

•

IFRIC 13 (Customer loyalty programmes): the amendments clarify how to measure the fair value for the award credits.

The application of the “Improvements (issued in 2010) is not expected to have a material impact on the consolidated financial statements.

Note   3 – Business combinations

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Business Combinations

Year 2010

Acquisition of control of Sofora Telecomunicaciones S.A.

On October 13, 2010, once the necessary government authorizations were obtained, an agreement was formalized for the transfer of an 8% stake in Sofora Telecomunicaciones S.A. (“Sofora”) – the holding company which controls Telecom Argentina – from the Werthein group to Telecom Italia International, as established in the agreements signed between the Telecom Italia Group and the Werthein group on August 5, 2010.

The Antitrust and TLC Regulatory Authorities approved the transaction that allowed the Telecom Italia to raise its stake in the Sofora holding company to 58% and thus obtain control of the Telecom Argentina group.

Consequently, the chain of control of Telecom Argentina at December 31, 2010 shows that Sofora is owned 58% by the Telecom Italia Group and 42% by the Werthein group. Sofora, in turn, controls the entire ordinary capital stock of Nortel Inversora S.A. which controls Telecom Argentina with a 54.74% stake.

As part of the acquisition operation, which did not call for any cash disbursement, the Telecom Italia Group relinquished the call options that it held for the acquisition of the entire stake held by the Werthein group in Sofora, which had already been the subject of legal and administrative preventive measures issued by the Argentine Authorities. Such measures prevented the call options from being exercised or transferred. It was therefore impossible for Telecom Italia to purchase the remaining share capital of Sofora unless certain legal and administrative cases were settled and revocation of the preventive measures in effect was obtained, all of which would have been uncertain as to the timing and outcome.

The agreements reached on August 5, 2010 also called for the settlement of pending legal cases with the Werthein group and the drawing up of a new shareholders’ agreement for regulating the governance of the Telecom Argentina group. This agreement gives Telecom Italia control over operations, also through the designation of the majority of the board members and the appointment of top management of the Telecom Argentina group. The partner will have some rights to protect its investment as well as, relative to Telecom Argentina, responsibility for verifying observance of the commitments undertaken with the local Antitrust Authority through the Independent Regulatory Compliance Committee set up for this purpose.

Approval of the agreements by the local authorities came after an examination of the legal framework and the effects on the competitive environment, as well as the commitments undertaken by the parties in order to guarantee complete separation between the Telefónica group and the Telecom Italia Group with regard to their operations conducted in Argentina. Functional measures have been agreed for this purpose in order to ensure the absence of any influence and participation on the part of Telefónica in the decision-making process of the Telecom Italia Group regarding its Argentine subsidiaries. In addition, restrictions have been introduced regarding commercial and operational relations between the two groups within the Argentine market.

The most significant measures prohibit Telefónica and its representatives from taking part and voting in the corporate board meetings of Telco and Telecom Italia when the matters being addressed refer to telecommunications activities in the Argentine market. Furthermore, Telefónica may not designate board directors or administrators in the companies controlled by Telecom Italia in Argentina.

The accounting effects of the business combination as set forth in IFRS 3 can be summarized as follows:

•

the measurement of the stake acquired is 130 million euros and corresponds to the fair value of the options relinquished by the Telecom Italia Group. The measurement also includes the bonus for control;

•

the stake held in the Sofora group before acquisition of control was previously accounted for using the equity method and was remeasured at fair value at the acquisition date of control and came to about 394 million euros. This remeasurement produced a positive impact on the separate consolidated income statement of 266 million euros, net of the reversal of the reserve for negative exchange differences to the separate consolidated income statement;

•

all the assets acquired and liabilities assumed of the acquired group were measured for their recognition at fair value. Although the measurement for the 2010 financial statements was performed in an exhaustive manner, the reporting standard provides that within 12 months of the operation such provisional values could be the subject of further analysis and possible adjustment. Besides the amounts allocated to the assets acquired and the liabilities assumed, goodwill was recorded for 166 million euros, calculated as shown in the following table:

(millions of euros)
Measurement of the stake acquired	130
Fair value of stake held in the Sofora group before acquisition of control	394
Value of net assets attributed to non-controlling interests	2,003
Total (a)	2,527
Value of net assets acquired (b)	2,361
Goodwill (a – b)	166

The values of the main assets and liabilities at the acquisition date of the Sofora group (Argentina) are as follows:

Sofora group – values at the acquisition date

(millions of euros)		Current amounts to fair value	Carrying amounts

Goodwill		166	-
Other non-current assets		3,648	1,483
of which Other intangible assets		1,807	214
of which Tangible assets		1,823	1,251
Current assets		887	873
of which Cash and cash equivalents		392	392
Total assets	(a)	4,701	2,356

Total non-current liabilities		1,137	377
of which Deferred tax liabilities		807	44
of which Provisions		100	100
of which Non-current financial liabilities		183	183
Total current liabilities		1,037	1,035
of which Current financial liabilities		216	216
Total liabilities	(b)	2,174	1,412

Net assets	(a-b)	2,527	944
Share of Non-controlling interests		2,003	814
Share of the Telecom Italia Group		524	130

“Non-controlling interests” are measured in proportion to the share of the non-controlling interests in the net identifiable assets of the acquired company.

Had the acquisition taken place on January 1, 2010, the Telecom Italia Group consolidated financial statements would have included higher Revenues of approximately 2 billion euros and higher EBIT (operating profit) of approximately 440 million euros.

Year 2009

Acquisition of Intelig Telecomunicações Ltda

On December 30, 2009, Tim Participaçoes finalized the acquisition of Intelig Telecomunicações Ltda, the domestic and international Brazilian telecommunications operator for long-distance and data transmission services; the company was consolidated in the Telecom Italia Group as from that date.

Specifically, the acquisition through the merger by incorporation of the parent, which owns 100% of Intelig (Holdco Participaçoes, controlled by JVCO) in Tim Participaçoes, had begun on April 16, 2009 when agreements were sealed between Tim Participaçoes, its parent Tim Brasil and JVCO Participaçoes (controlled by the Docas group and the indirect parent of Intelig Telecomunicações Ltda).

The acquisition, through the merger transaction, was finalized on December 30, 2009 by assuming a financial payable of Intelig equal to 68 million U.S. dollars. At the time of the merger, the seller was attributed JVCO shares equal to 5.14% of Tim Participaçoes ordinary and preferred share capital. Moreover, 3% of Docas ordinary shares were transferred to Tim Brasil to guarantee Intelig’s financial situation to meet its contingent liabilities.

In the 2010 financial statements, the business combination led to the recognition of goodwill for 84 million euros. This amount was definitively determined during 2010, that is, within 12 months following the operation – calculated as the difference between the market price of the shares issued on behalf of the seller as at December 30, 2009 (295 million) and the assets and liabilities acquired and recorded at their fair value at the acquisition date (211 million euros).

In the 2009 financial statements, the provisional amount of goodwill amounted to 96 million euros. As provided by IFRS 3, in fact, the amounts relating to this business combination had been recognized provisionally in those financial statements. During 2010, those provisional amounts of assets and liabilities recognized at the acquisition date were adjusted with retroactive effect to take into account their fair value at the acquisition date with the consequent remeasurement of the initially recognized amount of goodwill.

Intelig Telecomunicações Ltda – values at the acquisition date

(millions of euros)		Current values at fair value as determined in 2010	Provisional values (2009 financial statements)	Carrying amount

Goodwill		84	96	-
Other non-current assets		385	272	272
Total current assets		116	131	131
Total assets	(a)	585	499	403
Total non-current liabilities		147	62	62
Total current liabilities		143	142	142
Total liabilities	(b)	290	204	204
Net assets acquired	(a-b)	295	295	199

Note   4 – Goodwill

Details of goodwill by business segment and the changes during 2009 and 2010 are presented in the following tables:

(millions of euros)	12/31/2008	Discontinued Operations	Increase	Decrease	Exchange differences	Reclassifications	12/31/2009

Domestic	41,953						41,953
Brazil	1,038		84		307		1,429
European BroadBand	672	(661)				(11)	-
Media	228						228
Other operations(*)	-			(6)		11	5
Total	43,891	(661)	84	(6)	307	-	43,615

 (*) Following the inclusion of HanseNet in Discontinued operations, the European BroadBand Business Unit is no longer presented; the other companies of that Business Unit have become part of Other Operations.

(millions of euros)	12/31/2009	Increase	Decrease	Exchange differences	Reclassifications	12/31/2010

Domestic	41,953		(6)			41,947
Brazil	1,429			181		1,610
Argentina	-	166		7		173
Media	228		(46)			182
Other operations	5		(5)			-
Total	43,615	166	(57)	188	-	43,912

The increase of 297 million euros in 2010 is due to the following:

•

+166 million euros: for the allocation of goodwill after the acquisition of control and subsequent consolidation of the Sofora group (Argentina Business Unit); further details are provided in the Note “Business combinations”;

•

+188 million euros: for exchange differences mainly relating to the goodwill of the Brazilian companies;

•

-46 million euros: for the impairment loss on the goodwill allocated to the Media Business Unit, based on the results of the impairment test;

•

-6 million euros: relating to the sale of the company Elettra;

•

-5 million euros: relating to the sale of the BBNed group.

The goodwill of the Domestic Business Unit at December 31, 2010 includes 415 million euros relating to the International Wholesale cash-generating unit, which is lower than the amount at December 31, 2009 owing to the aforementioned sale of the company Elettra.

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the cash-generating units - CGU) to December 31, 2010 and 2009 can be summarized as follows:

	12/31/2010			12/31/2009
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount

Domestic	42,239	(292)	41,947	42,245	(292)	41,953
Brazil	1,617	(7)	1,610	1,436	(7)	1,429
Argentina	173	-	173	-	-	-
Media	228	(46)	182	228		228
Olivetti	6	(6)	-	6	(6)	-
Other Operations	-	-	-	11	(6)	5
Total	44,263	(351)	43,912	43,926	(311)	43,615

Goodwill under IAS 36 is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. The Group carried out the impairment test on an annual basis at December 31, 2010 using the same method as in the previous annual impairment test.

The result of the impairment test confirmed that the recoverable amount of the CGUs, with the exception of the Telecom Italia Media CGU, is higher than the carrying amount. Moreover, the recoverable amount of the Core Domestic CGU is lower than the estimate made at December 31, 2009 by 2,067 million euros. This means that a rise in the discount rate (WACC pre-tax) by 54 basis points would align the recoverable amount with the carrying amount.

The impairment test is carried out on two levels. At a first level, an estimate is made of the recoverable amount of the individual cash-generating units (or groups of units) to which goodwill is allocated and at a second level the group is considered as a whole. The cash-generating units (or groups of units) to which goodwill has been allocated are the following:

Segment	Cash-generating units (or groups of units)

Domestic	Core Domestic
International Wholesale
Brazil	Tim Brasil
Argentina	Sofora group
Media	Telecom Italia Media

The value used to determine the recoverable amount of the cash-generating units (or groups of units) to which goodwill has been allocated is the value in use for the Domestic and Brazil CGUs, whereas the Sofora group and the Telecom Italia Media CGUs have been measured on the basis of stock market capitalization. In particular, in the case of Telecom Italia Media, owing to the significant fall in the listed price subsequent to December 31, 2010, consideration was also given to the change in the share price recorded in January 2011, in that the change is deemed to more appropriately reflect the market’s reaction to the announcement of the wind-up of Dahlia TV, one of the CGU’s major customers. This led to the emergence of an impairment loss for the Telecom Italia Media CGU equal to 46 million euros. As for the Sofora group, stock market capitalization increased subsequent to the acquisition date of control (October 13, 2010)

As for the other three cash-generating units for which the recoverable value has been estimated on the basis of the value in use, the basic assumptions to which the result is more sensitive are reported in the following table:

Core Domestic	International Wholesale	Brazil

EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin EBITDA/revenues) during the period of the plan
Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan
Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)
BRL/euro exchange rate
Cost of capital	Cost of capital	Cost of capital
Long-term growth rate	Long-term growth rate	Long-term growth rate

The estimate of the value in use for all the CGUs (Core Domestic, International Wholesale and Brazil) is based on the data in the three-year plan approved by the board of directors but not yet announced to the market. In order to consider this asymmetry of information in relation to the Core Domestic CGU (which constitutes the CGU to which the most significant part of goodwill has been allocated), stress analyses have been carried out on the flows of the plan that consider an unfavorable change in the principal variables on the front of revenues (Average revenue per User (ARPU) mobile calling consumer, mobile consumer calling customer base, wireline voice customer base, wireline broadband customer base and cloud computing). Even considering this downside scenario, the recoverable amount of the CGU is higher than its carrying amount, even though the difference between the two values is more than halved.

The nominal growth rates used to estimate the terminal value are the following (the growth rate of Brazil refers to flows in Brazilian reais):

Core Domestic	International Wholesale	Brazil

-0.26%	-0.5%	+1.80%

Such rates fall within the range of growth rates applied by the analysts who follow Telecom Italia shares (as can be seen in the reports published after the announcement of the Group’s third-quarter 2010 results and up to February 18, 2011).

The cost of capital was estimated by considering the following:

a)

the criterion for the estimate of CAPM - Capital Asset Pricing Model (the criterion used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

b)

the Beta coefficient for the Core Domestic CGU and International Wholesale arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (beta coefficient = 1.06);

c)

the Beta coefficient for the Brazil CGU calculated on the basis of the list price of the corresponding ADR compared to the relative stock market index (beta coefficient = 1.06);

d)

in the case of International Wholesale, a “full equity“ financial structure was considered since it is representative of the normal financial structure of the business;

e)

for the principal operating segments of the Group, reference for comparison purposes was made to the weighted average cost of capital (WACC) identified by the analysts who follow Telecom Italia stock in their reports published after the announcement of the Group’s third-quarter 2010 results and up to February 18, 2011.

Since a direct correlation exists between the cost of capital used by analysts and the long-term growth rate (g) projected for purposes of estimating the terminal value, a comparison has also been made in terms of the capitalization rates (WACC-g). In particular, the capitalization rate (WACC-g) of the Core Domestic group of CGUs was used which is equal to the median of the rate used by equity analysts in their reports published after the announcement of the Group’s third-quarter 2010 results and up to February 18, 2011. This rate expresses the implicit growth rate in the terminal value (g) of -0.26%. Since the growth rate in the terminal value depends on the level of capital expenditures (capex) needed to sustain such growth, in order to arrive at the estimate of the result flow to be capitalized, a capital expenditures level (capex/revenues) was considered that is aligned with the median of the equity analysts (equal to 15.06%). Concerning the Brazil CGU, the growth rate was reduced compared to the prior year from 2.93% to 1.80% to take into account the progressive higher maturity of that market. For purposes of estimating the terminal value, a capital expenditures rate (capex/revenues) was used equal to 14.84% and higher than that of the analysts.

On the basis of these elements, the post-tax and pre-tax Weighted Average Cost of Capital and the capitalization rates (WACC - g) have been estimated for each cash-generating unit (the values of Brazil refer to flows in Brazilian reais) as follows:

	Core Domestic	International Wholesale	Brazil
	%	%	%
WACC post-tax	7.90	9.77	11.98
WACC post-tax – g	8.16	10.27	10.18
WACC pre-tax	11.60	14.48	16.80
WACC pre-tax – g	11.86	14.98	15.00

Values in use in excess of carrying amounts at December 31, 2010 are the following:

	Core Domestic	International Wholesale	Brazil
(millions of euros)
Excess of values in use over carrying amounts	(*)2,501	292	1,517

 (*) Measured on the basis of the intermediate scenario between the three-year plan and the downside scenario.

Compared to last year (December 31, 2009), the changes in the values in use of the individual CGUs are the following:

	Core Domestic	International Wholesale	Brazil
(millions of euros)
Changes in value in use 12/31/2010 vs. 12/31/2009	-2,067	-267	+1,954

For purposes of the sensitivity analysis, four principal variables have been considered: the pre-tax discount rate, the growth rate in the terminal value (g), the compound annual growth rate (CAGR) of EBITDA and capital expenditures in proportion to revenues (capex/revenues). The following tables report the values of the key variables used in estimating the value in use and the changes in such variables needed to render the recoverable amount of the respective CGUs equal to their carrying amount.

Value of key variables used in estimating the value in use
	Core Domestic	International Wholesale	Brazil
	%	%	%
Pre-tax discount rate	11.60	14.48	16.80
Long-term growth rate (g)	-0.26	-0.5	1.80
Compound Annual Growth Rate (CAGR) of EBITDA	1.69(*)	-5.15	10.71
Capital expenditures rate (Capex/Revenues)	from 14.96 to 15.37	from 6.04 to 7.54	from 14.84 to 18.77

(*) This growth rate refers to EBITDA removed of the effects indicated in IAS 36.45, a.

Changes in key variables needed to render the recoverable amount equal to the carrying amount
	Core Domestic	International Wholesale	Brazil
	%	%	%
Pre-tax discount rate	0.54	5.72	3.31
Long-term growth rate (g)	-0.68	-7.67	-4.57
Compound Annual Growth Rate (CAGR) of EBITDA	-1.26	-8.03	-4.42
Capital expenditures rate (Capex/Revenues)	1.59	3.26	2.91

A second level impairment test was then conducted test for impairment at the level of the entire Group, in order to include the Central Functions and the cash-generating units of the Group without any goodwill allocation (Olivetti). The total recoverable amount of all the cash-generating units of the Group has been compared with the carrying amount of the total operating capital referring to the same units/segments. No impairment losses resulted at this level of testing.

Note   5 – Other intangible assets

Intangible assets with a finite useful life increased 1,619 million euros compared to December 31, 2009. Details on the composition and movements during the period are as follows:

(millions of euros)	12/31/2008	Discontinued Operations(1)	Additions	Amortization	Impairment losses / reversals	Disposals	Exchange differences	Other changes	12/31/2009

Industrial patents and intellectual property rights	2,620	(48)	1,138	(1,662)	-	(4)	116	349	2,509
Concessions, licenses, trademarks and similar rights	3,088	(189)	114	(272)	-	(4)	216	46	2,999
Other intangible assets	290	(101)	348	(317)	-		15	5	240
Work in progress and advance payments	494		417		-	(36)	5	(344)	536
Total	6,492	(338)	2,017	(2,251)	-	(44)	352	56	6,284

 (1) This refers to the HanseNet Telekommunikation Gmbh group.

(millions of euros)	12/31/2009	Change in scope of cons. Argentina BU	Additions	Amortization	Impairment losses / reversals	Disposals	Exchange differences	Other changes	12/31/2010

Industrial patents and intellectual property rights	2,509	-	1,135	(1,507)	-	(1)	71	422	2,629
Concessions, licenses, trademarks and similar rights	2,999	843	29	(314)		(1)	134	10	3,700
Other intangible assets	240	964	325	(395)	(1)		47	(1)	1,179
Work in progress and advance payments	536		292		(5)	(1)	2	(429)	395
Total	6,284	1,807	1,781	(2,216)	(6)	(3)	254	2	7,903

Additions in 2010 include 287 million euros of internally generated assets (291 million euros in 2009).  Further details are provided in the Note “Internally generated assets”. Other changes in 2010 include 5 million euros as a result of the exit from the scope of consolidation of the BBNed group and the company Elettra, sold during the last few months of 2010.

Industrial patents and intellectual property rights at December 31, 2010 consist almost entirely of applications software purchased outright and user license rights acquired for an indefinite period of time (amortized over the period of useful benefit, estimated in three years). They mainly refer to Telecom Italia S.p.A. (1,801 million euros) and the Brazil Business Unit (725 million euros).

Concessions, licenses, trademarks and similar rights at December 31, 2010 mainly refer to:

•

unamortized cost of telephone licenses (1,576 million euros for Telecom Italia S.p.A., 870 million euros for the Brazil  Business Unit and 488 million euros for the Argentina Business Unit);

•

Indefeasible Rights of Use-IRU (210 million euros) referring mainly to the Telecom Italia Sparkle group companies (International Wholesale);

•

TV frequencies of the Media Business Unit (123 million euros).

The unamortized cost of telephone licenses totaling 2,934 million euros, refers to the following:

•

Telecom Italia S.p.A.:

-

UMTS licenses, 1,558  million euros (amortized on a straight-line basis over 18 years), including the ex-IPSE license, 81 million euros, for the 2100 MHz frequency purchased in 2009 (amortized on a straight-line basis over 12 years), both expiring in 2021;

-

Wireless Local Loop, 7 million euros, expiring in 2021 (amortized on a straight-line basis over 15 years);

-

WiMax, 11 million euros, expiring in 2023 (amortized on a straight-line basis over 15 years);

•

Tim Brasil group:

-

GSM  and 3G (UMTS) licenses, 816 million euros, expiring between 2012 and 2023 (amortized on a straight-line basis between 8-15 years);

-

TDMA, 54 million euros, expiring in 2012  (amortized on a straight-line basis over approximately 14 years);

•

Sofora group - Telecom  Argentina:

-

PCS license of Nucleo S.A., 26 million euros, expiring in 2022 (amortized on a straight-line basis over 12 years);

-

PCS license of Telecom Personal S.A., 462 million euros, for the license with an indefinite useful life. This license falls under of the scope of periodic impairment testing carried out for the Sofora group CGU – Argentina.

Other intangible assets at December 31, 2010 mainly include 227 million euros of subscriber acquisition costs capitalized and referring to some sales campaigns of Telecom Italia S.p.A. (132 million euros), the Brazil Business Unit (28 million euros) and the Argentina Business Unit (67 million euros). The subscriber acquisition costs are amortized over the underlying minimum contract period (12 or 24 months) and eliminated from the books after completion of the amortization process.

Other intangible assets also include fees paid following the start of the stores project of Telecom Italia S.p.A. (to which reference can be made for further details). These fees are amortized on a straight-line basis over a period of three years; the residual unamortized amount is 33 million euros.

Work in progress and advance payments decreased 141 million euros mainly as a result of previous years’ assets put into operation by Telecom Italia S.p.A. and a writedown taken by the Parent for 5 million euros relating to systems development no longer reusable.

Amortization and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2010 and 2009 can be summarized as follows:

	12/31/2010
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount

Industrial patents and intellectual property rights	13,985	(7)	(11,349)	2,629
Concessions, licenses, trademarks and similar rights	5,757	(251)	(2,268)	3,238
Other intangible assets	1,635		(456)	1,179
Work in progress and advance payments	405	(10)		395
Total Intangible assets with a finite useful life	21,782	(268)	(14,073)	7,441
Intangible assets with an indefinite useful life (°)	462	-	-	462
Total Other intangible assets	22,244	(268)	(14,073)	7,903

(°) These refer to the PCS license with an indefinite useful life of Telecom Personal S.A. (Sofora  group - Argentina).

	12/31/2009
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount

Industrial patents and intellectual property rights	12,569	(14)	(10,046)	2,509
Concessions, licenses, trademarks and similar rights	5,053	(233)	(1,821)	2,999
Other intangible assets	609	-	(369)	240
Work in progress and advance payments	542	(6)		536
Total Intangible assets with a finite useful life	18,773	(253)	(12,236)	6,284
Intangible assets with an indefinite useful life	-	-	-	-
Total Other intangible assets	18,773	(253)	(12,236)	6,284

The amounts in the table have been updated partly as a result of updating the allocation of the consideration paid for the acquisition of Intelig.

Impairment losses on "Industrial patents and intellectual property rights" decreased 7 million euros at December 31, 2010 due to the elimination of software acquired in prior years at the same time as some activities of the former Blu.

Impairment losses on “Concessions, licenses, trademarks and similar rights” basically refer to the Indefeasible Rights of Use (IRU) of the transmission capacity and cables for international connections acquired by the Lan Med group (the former Latin American Nautilus group).

Such impairments, principally relating to the years prior to 2004, were the result of the altered and shrunken market value of international broadband compared to the expectations anticipated at the historical date of those investments. Impairments vary from 233 million euros at December 31, 2009 to 251 million euros at December 31, 2010 solely as a result of the translation of the U.S. dollar financial statements to euro.

Note   6 – Tangible assets (owned and under finance leases)

►

Property, plant and equipment owned

Property, plant and equipment owned increased 1,656 million euros compared to December 31, 2009. Details on the composition and movements during the period are as follows:

(millions of euros)	12/31/2008	Discontinued Operations(1)	Additions	Depreciation	Impairment losses / reversals	Disposals	Exchange differences	Other changes	12/31/2009

Land	123					(1)		3	125
Buildings (civil and industrial)	493		5	(45)		(2)	8	36	495
Plant and equipment	12,037	(460)	1,853	(2,780)		(23)	325	634	11,586
Manufacturing and distribution equipment	38		7	(16)				2	31
Ships	33			(7)					26
Other	857	(31)	310	(328)		(15)	60	(232)	621
Construction in progress and advance payments	671	(18)	292		(5)	(20)	38	(125)	833
Total	14,252	(509)	2,467	(3,176)	(5)	(61)	431	318	13,717

 (1) This refers to HanseNet Telekommunikation GmbH.

(millions of euros)	12/31/2009	Change in scope of cons. Argentina BU	Additions	Depreciation	Impairment losses / reversals	Disposals	Exchange differences	Other changes	12/31/2010

Land	125	114					5		244
Buildings (civil and industrial)	495	302	4	(57)		(4)	20	50	810
Plant and equipment	11,586	1,032	1,847	(2,799)	(3)	(10)	264	267	12,184
Manufacturing and distribution equipment	31		8	(13)				2	28
Ships	26			(4)		(20)		(2)	-
Other	621	209	205	(343)		(16)	36	78	790
Construction in progress and advance payments	833	166	679		(4)	(1)	50	(406)	1,317
Total	13,717	1,823	2,743	(3,216)	(7)	(51)	375	(11)	15,373

Additions in 2010 include 260 million euros of internally generated assets (224 million euros in 2009).  Further details are provided in the Note “Internally generated assets”.

Other changes in 2010 comprise 41 million euros as a result of the exit from the scope of consolidation of the BBNed group and the company Elettra, sold during the last few months of 2010.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates for the years 2010 and 2009:

Buildings (civil and industrial)	3.33%
Plant and equipment	3% - 50%
Manufacturing and distribution equipment	20%
Ships	9%
Other	11% - 33%

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2010 and 2009 can be summarized as follows:

	12/31/2010
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Land	244			244
Buildings (civil and industrial)	1,755	(4)	(941)	810
Plant and equipment	62,765	(55)	(50,526)	12,184
Manufacturing and distribution equipment	300	(1)	(271)	28
Other	4,159	(2)	(3,367)	790
Construction in progress and advance payments	1,318	(1)		1,317
Total	70,541	(63)	(55,105)	15,373

	12/31/2009
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Land	125			125
Buildings (civil and industrial)	1,348	(1)	(852)	495
Plant and equipment	60,736	(66)	(49,084)	11,586
Manufacturing and distribution equipment	306	(1)	(274)	31
Ships	143	(11)	(106)	26
Other	3,599	(8)	(2,970)	621
Construction in progress and advance payments	845	(12)		833
Total	67,102	(99)	(53,286)	13,717

The amounts in the table have been updated partly as a result of updating the allocation of the consideration paid for the acquisition of Intelig.

During 2010, accumulated impairment losses of tangible assets decreased owing to Telecom Italia S.p.A.’s disposal of some impaired assets, mainly switching systems.

►

Assets held under finance leases

Assets held under finance leases decreased 119 million euros compared to December 31, 2009. Details on the composition and movements during the year are as follows:

(millions of euros)	12/31/2008	Discontinued Operations(1)	Additions	Depreciation	Other changes	12/31/2009

Buildings (civil and industrial)	1,302		30	(109)	23	1,246
Plant and equipment	37	(37)				-
Aircraft	3			(3)		-
Other	16		3	(12)		7
Construction in progress and advance payments	52		26		(35)	43
Total	1,410	(37)	59	(124)	(12)	1,296

(1) This refers to HanseNet Telekommunikation GmbH.

(millions of euros)	12/31/2009	Additions	Depreciation	Other changes	12/31/2010

Buildings (civil and industrial)	1,246	19	(109)	(32)	1,124
Other	7	10	(6)		11
Construction in progress and advance payments	43	30		(31)	42
Total	1,296	59	(115)	(63)	1,177

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2010 and 2009 can be summarized as follows:

	12/31/2010
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Buildings (civil and industrial)	2,039	(27)	(888)	1,124
Aircraft	30		(30)	-
Other	79		(68)	11
Construction in progress and advance payments	42			42
Total	2,190	(27)	(986)	1,177

	12/31/2009
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Buildings (civil and industrial)	2,068	(27)	(795)	1,246
Plant and equipment	-		-	-
Aircraft	30		(30)	-
Other	70		(63)	7
Construction in progress and advance payments	43			43
Total	2,211	(27)	(888)	1,296

At December 31, 2010 and 2009, lease payments due in future years and their present value are as follows:

	12/31/2010		12/31/2009
(millions of euros)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Within 1 year	250	243	231	219
From 2 to 5 years	759	587	809	614
Beyond 5 years	1,099	573	1,262	636
Total	2,108	1,403	2,302	1,469

(millions of euros)	12/31/2010	12/31/2009

Future net minimum lease payments	2,108	2,302
Interest portion	(705)	(833)
Present value of lease payments	1,403	1,469
Finance lease liabilities	1,674	1,815
Financial receivables for lessors’ net investments	(271)	(346)
Total net finance lease liabilities	1,403	1,469

At December 31, 2010, the ISTAT revaluation of lease payments was about 25 million euros (about 24 million euros December 31, 2009).

Note   7 – Other non-current assets

Other non-current assets increased 1,089 million euros compared to December 31, 2009 and include:

(millions of euros)	12/31/2010	of which Financial Instruments IAS 39	12/31/2009	of which Financial Instruments IAS 39

Investments accounted for using the equity method:
Associates	84		351
Joint ventures	1		84
	85		435

Other investments	43	43	53	53
Securities, financial receivables and other non-current financial assets:
Securities other than investments	13	13	15	15
Financial receivables and other non-current financial assets	1,850	1,850	1,104	1,104
	1,863	1,863	1,119	1,119

Miscellaneous receivables and other non-current assets:
Miscellaneous receivables	417	249	385	280
Medium/long-term prepaid expenses	517		508
	934	249	893	280

Deferred tax assets (*)	1,863		1,199
Total	4,788	2,155	3,699	1,452

(*) Analyzed in the Note “Deferred tax assets and deferred tax liabilities”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Investments in associates accounted for using the equity method are detailed as follows:

(millions of euros)	12/31/2008	Investments	Sales and reimbursements of capital	Valuation using equity method	Reclassifications and other changes	12/31/2009

EtecSA (Cuba)	313			(24)		289
Italtel Group	39				(39)	-
Tiglio I	54		(7)	(10)		37
Tiglio II	4	3		(6)		1
Other	25	2		(3)		24
Total	435	5	(7)	(43)	(39)	351

(millions of euros)	12/31/2009	Investments	Sales and reimbursements of capital	Valuation using equity method	Reclassifications and other changes	12/31/2010

EtecSA (Cuba)	289			100	(389)	-
Italtel Group	-	35		3		38
Tiglio I	37			(14)		23
Tiglio II	1					1
Other	24	1	(2)		(1)	22
Total	351	36	(2)	89	(390)	84

Investments in associates accounted for using the equity method increased 35 million euros as a result of the September 23, 2010 subscription to Italtel Group S.p.A.’s capital increase, after which the investment was reclassified to associates since the total percentage interest held by the Telecom Italia Group – through ordinary and preferred shares – increased from 19.37% to 34.68%, with the concomitant modification of governance.

The investment in EtecSA (Cuba) was reclassified to Non-current assets held for sale.  Consequently, the measurement of the investment includes the share of the result up to September 30, 2010 (54 million euros), exchange differences on translating foreign operations and an impairment reversal of 30 million euros up to the limit of the previously recorded impairment loss. The reversal was carried out in accordance with IFRS 5 following the agreements signed at the end of 2010 for the sale of the investment. The sale was finalized on January 31, 2011. Further details are provided in the Note “Events subsequent to December 31, 2010” to the Telecom Italia Group consolidated financial statements.

Other “Investments accounted for using the equity method” comprise the share of profits (losses) for the year and exchange differences on translating the financial statements of foreign operations. In particular, the principal effects on the separate consolidated financial statements in 2010 refer only to the share of the results for the year of Tiglio I (loss for 14 million euros).

Significant aggregate data for 2010 and 2009 relating to the principal associates, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, is reported below. The share of profits (losses) for the year refers, for consolidated groups, to the shares of the Parent and Non-controlling interests.

(millions of euros)	2010	2009

Total assets	463	613
Total liabilities	375	317
Revenues	251	178
Profits (losses) for the year	(21)	39

Investments in joint ventures include the investment in Consorzio Tema Mobility. In 2009, this line item also included the 50% investment in Sofora Telecomunicaciones S.A..

Significant aggregate 2010 and 2009 data, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, is reported below. The share of profits (losses) for the year refers, for consolidated groups, to the shares of the Parent and Non-controlling interests.

	2010		2009
	Data of joint ventures	Telecom Italia Group’s share 50%	Data of joint ventures		Telecom Italia Group’s share 50%
(millions of euros)	Consorzio Tema Mobility		Sofora Group	Consorzio Tema Mobility

Non-current assets	0.1	0.0	1,404.3	0.1	702.2
Current assets	1.3	0.7	668.6	0.8	334.7
Total assets	1.4	0.7	2,072.9	0.9	1,036.9
Non-current liabilities	0.5	0.3	381.6		190.8
Current liabilities	0.1	0.0	900.3		450.2
Total liabilities	0.6	0.3	1,281.9		641.0
Revenues			2,346.9		1,173.5
EBITDA			718.6		359.3
Operating profit (EBIT)			505.3		252.6
Profit before taxes			410.4		205.2
Profit (loss) for the year			253.2		126.6
attributable to Non-controlling interests			188.7		94.4
attributable to owners of the Parent			64.5		32.2

The list of companies accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Other investments refer to the following:

(millions of euros)	12/31/2008	Investments	Sales and reimbursements of capital	Valuation at fair value	Reclassifications and other changes	12/31/2009

Assicurazioni Generali	3			-		3
Dahlia TV	5					5
Fin.Priv.	15			3		18
Italtel Group					-	-
New Satellite Radio	7				(7)	-
Sia – SSB	11					11
Other	16	1	(1)			16
Total	57	1	(1)	3	(7)	53

(millions of euros)	12/31/2009	Investments	Sales and reimbursements of capital	Valuation at fair value	Reclassifications and other changes	12/31/2010

Assicurazioni Generali	3					3
Dahlia TV	5	3			(8)	-
Fin.Priv.	18			(4)		14
Sia – SSB	11					11
Other	16				(1)	15
Total	53	3	-	(4)	(9)	43

Financial receivables and other non-current financial assets are composed as follows:

(millions of euros)	12/31/2010	12/31/2009

Financial receivables for lessors’ net investments	199	228
Receivables from employees	45	54
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	1,524	792
Non-hedging derivatives	7	12
Other financial receivables	75	18
Total	1,850	1,104

Financial receivables for lessors’ net investments refer to:

•

Teleleasing lease contracts directly negotiated with customers and of which Telecom Italia is the guarantor;

•

medium/long-term portion of rent contracts, with the rendering of accessory services under the “full rent” formula.

The total amount (non-current and current portion) of these receivables is as follows:

(millions of euros)	12/31/2010	12/31/2009

Non-current portion	199	228
Current portion	72	118
Total	271	346

Hedging derivatives relating to hedged items classified in non-current assets and liabilities of a financial nature refer to the mark-to-market component.

Additional information is provided in the Note “Derivatives”.

Miscellaneous receivables and other non-current assets amount to 934 million euros (893 million euros at December 31, 2009).

They include, among others:

•

the receivable from Aree Urbane, net of the provision for writedowns to adjust the receivable to estimated realizable value;

•

medium/long-term prepaid expenses of 517 million euros (508 million euros at December 31, 2009) relating to the deferral of costs in connection with the recognition of revenues.

Note   8 – Deferred tax assets and deferred tax liabilities

The net balance is composed as follows:

(millions of euros)	12/31/2010	12/31/2009

Deferred tax assets	1,863	1,199
Deferred tax liabilities	(1,027)	(198)
Total	836	1,001

Since the presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally enforceable, the composition of the gross amounts is presented below:

(millions of euros)	12/31/2010	12/31/2009

Deferred tax assets	1,977	1,301
Deferred tax liabilities	(1,141)	(300)
Total	836	1,001

Based on recovery assumptions, it is estimated that such net balance will reverse by next year for about 512 million euros.

The change in deferred tax assets and liabilities is a negative 165 million euros and is due to:

•

utilizations and new accruals of deferred tax assets and liabilities which have given rise to a tax benefit in the income statement for the year ended December 31, 2010 (+710 million euros); in particular, the Brazil Business Unit (Tim Celular) has a tax benefit of about 700 million euros arising mainly from the recognition of deferred tax assets in connection with the recoverability of prior years tax loss carryforwards, which can be carried forward indefinitely, which became recoverable on the basis of estimated future taxable income;

•

inclusion in consolidation of deferred tax liabilities of the Sofora group (equal to -44 million euros) as well as the recognition of deferred tax liabilities due to the allocation of higher amounts as part of the business combination of the same Sofora group at the acquisition date (equal to about -763 million euros);

•

exchange rate differences and other changes (-68 million euros).

Upon presentation of the tax return for the year 2008, the Parent, Telecom Italia, took advantage of the possibility of realigning the differences between the IAS financial statements associated with transactions that fall under the “derivation regime” and the tax amounts at January 1, 2009, pursuant to Legislative Decree 185 dated November 29, 2008; this realignment - which provides for the reabsorption of the relative net deductible differences over five years starting in 2009 and up to 2013 in equal amounts – will result in an absorption of net deferred tax assets of approximately 60 million euros per year. At December 31, 2010, the related unused tax credit was 193 million euros (246 million euros at December 31, 2009).

The temporary differences which make up this line item at December 31, 2010 and 2009 are the following:

(millions of euros)	12/31/2010	12/31/2009

Deferred tax assets:
Derivatives	297	321
Provision for bad debts	264	208
Provisions for risks and charges	240	146
Sale and leaseback transactions of properties	13	8
Provision for pension fund integration (Law 58/92)	39	73
Tax loss carryforwards	659	104
Capital grants	13	17
Unrealized intragroup gains	7	10
Taxed amortization and depreciation	147	118
Unused tax credit (realignment, Leg. Decree 185/08)	193	246
Other deferred tax assets	105	50
Total	1,977	1,301
Deferred tax liabilities:
Derivatives	(152)	(97)
Business combinations – for the part relating to the residual higher amounts	(836)	(63)
Deferred gains	(4)	(19)
Accelerated depreciation	(28)	(38)
Discounting of provision for employee severance indemnities	(29)	(31)
Bonds	(3)	(16)
Other deferred tax liabilities	(89)	(36)
Total	(1,141)	(300)
Total net deferred tax assets (liabilities)	836	1,001

At December 31, 2010, the Group has unused tax loss carryforwards for 5,958 million euros, mainly referring to certain foreign companies such as the Tim Brasil group, the Lan Med group (former Latin American Nautilus group) and the companies Telecom Italia Sparkle Luxembourg, Telecom Italia Finance and Telecom Italia International, with the following expiration dates:

Year of expiration	(millions of euros)

2011	170
2012	4
2013	-
2014	4
2015	15
Expiration after 2015	163
Without expiration	5,602
Total unused tax loss carryforwards	5,958

Tax loss carryforwards considered in the calculation of deferred tax assets amount to 2,025 million euros at December 31, 2010 (367 million euros at December 31, 2009) and mainly refer to the Tim Brasil group, the Lan Med group (former Latin American Nautilus group) and the company Telecom Italia International.

Instead, deferred tax assets of 1,197 million euros (1,686 million euros at December 31, 2009) have not been recognized on 3,933 million euros of tax loss carryforwards since, at this time, their recoverability is not considered probable.

At December 31, 2010, deferred taxes have not been recognized on tax-suspended reserves and undistributed earnings of subsidiaries and associates, in that their distribution or utilization is not foreseen, except for deferred taxes accrued within the Sofora group.

Note   9 – Inventories

Inventories decreased 21 million euros compared to December 31, 2009. The composition is as follows:

(millions of euros)	12/31/2010	12/31/2009

Raw materials and supplies	3	7
Work in progress and semifinished products	3	4
Finished goods	381	397
Total	387	408

Inventories particularly refer to Telecom Italia S.p.A. for 112 million euros (167 million euros at December 31, 2009), the companies in the Brazil Business Unit for 103 million euros (162 million euros at December 31, 2009) and the companies in the Sofora group (Argentina) for 88 million euros. They mainly consist of equipment, handsets and relative fixed-line and mobile telecommunications accessories.

Another 69 million euros (56 million euros at December 31, 2009) of inventories is carried by the Olivetti Business Unit for office products, specialized printers and gaming terminals.

Inventories written down in 2010 total 5 million euros (29 million euros in 2009) and mainly refer to the adjustment to estimated realizable value of devices and fixed and mobile handsets for marketing.

No inventories are pledged as collateral.

Note 10 – Trade and miscellaneous receivables and other current assets

Trade and miscellaneous receivables and other current assets increased 343 million euros compared to December 31, 2009 and are composed of the following:

(millions of euros)	12/31/2010	of which Financial Instruments IAS 39	12/31/2009	of which Financial Instruments IAS 39

Amounts due on construction contracts	36		25

Trade receivables:
Receivables from customers	4,536	4,536	4,440	4,440
Receivables from other telecommunications operators	1,870	1,870	1,673	1,673
	6,406	6,406	6,113	6,113

Miscellaneous receivables and other current assets:
Other receivables	873	280	914	247
Trade and miscellaneous prepaid expenses	475		395
	1,348	280	1,309	247

Total	7,790	6,686	7,447	6,360

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The ageing of financial instruments included in Trade and miscellaneous receivables and other current assets at December 31, 2010 and December 31, 2009 is as follows:

			Overdue:
(millions of euros)	12/31/2010	current	0-90 days	91-180 days	181-365 days	More than 365 days

Trade and miscellaneous receivables and other current assets	6,686	4,598	980	200	178	730
			Overdue:
(millions of euros)	12/31/2009	current	0-90 days	91-180 days	181-365 days	More than 365 days

Trade and miscellaneous receivables and other current assets	6,360	4,862	467	201	218	612

The increase in receivables overdue “more than 365 days” compared to December 31, 2009 is mainly due to higher collection times on credit positions considered in any case without risk in terms of collectibility.

Trade receivables amount to a 6,406 million euros (6,113 million euros at December 31, 2009) and are net of the provision for bad debts of 876 million euros (989 million euros at December 31, 2009).

Trade receivables specifically refer to Telecom Italia S.p.A. (4,178 million euros), the Brazil Business Unit (1,243 million euros) and the Sofora – Telecom Argentina group (461 million euros).

Trade receivables include 29 million euros (26 million euros at December 31, 2009) of medium/long-term trade receivables from customers, principally in respect of Indefeasible Rights of Use – IRU.

Movements in the provision for bad debts are as follows:

(millions of euros)	2010	2009

At January 1	989	828
Discontinued operations	-	(48)
Provision charges to the income statement	339	449
Utilization	(509)	(434)
Change in the Sofora group area (Argentina)	29	-
Exchange differences and other changes	28	194
At December 31	876	989

The provision for bad debts refers to writedowns of individual receivables for 420 million euros (461 million euros at December 31, 2009) and overall writedowns for 456 million euros (528 million euros at December 31, 2009).

Accruals to the provision for bad debts are recorded for an exact amount on credit positions that present an element of individual risk. Instead, on credit positions that do not present such characteristics, accruals are recorded by customer segment on the basis of the average uncollectibility estimated on the basis of statistics.

Other receivables amount to 873 million euros (914 million euros at December 31, 2009) and are net of a provision for bad debts of 84 million euros (74 million euros at December 31, 2009).  Details are as follows:

(millions of euros)	12/31/2010	12/31/2009

Advances to suppliers	46	72
Receivables from employees	27	27
Tax receivables	346	378
Sundry receivables	454	437
Total	873	914

Sundry receivables mainly include:

•

receivables from factoring companies for 70 million euros, of which 53 million euros is from Mediofactoring, a company of Banca Intesa group and 17 million euros from other factoring companies;

•

receivable for the Italian Universal Service (53 million euros);

•

receivables from the Italian state and the European Union (36 million euros) for grants regarding research and training projects.

Trade and miscellaneous prepaid expenses mainly pertain to building leases, rentals and maintenance payments as well as the deferral of costs referring to the recognition of revenues. Trade prepaid expenses particularly include 392 million euros of the Parent, Telecom Italia (property leases for 103 million, rent and maintenance payments for 58 million euros, insurance premiums for 15 million euros and the deferral of costs relating to the recognition of revenues pursuant to IAS 18 for 207 million euros.

Note 11 – Current income tax receivables

Current income tax receivables amount to 132 million euros (79 million euros at December 31, 2009) and mainly include the receivables of the Tim Brasil group companies (111 million euros), as well as IRES and IRAP taxes paid in 2010 by Telecom Italia Sparkle in excess of the current IRES and IRAP taxes due (9 million euros).

Note 12 – Investments (current assets)

On November 5, 2010, a settlement agreement was reached between the Telecom Italia Group (through the subsidiary ETI - Euro Telecom International NV) and the Bolivian government for the resolution of the dispute over the May 1, 2008 expropriation by that government of the investment held by ETI in Entel. Under the agreement, the Telecom Italia Group was paid an amount of 71 million euros. The effect on the separate consolidated income statement is a positive 29 million euros, net of incidental charges. The parties have also relinquished their respective claims regarding ETI’s investment in Entel.

Note 13 – Securities other than investments (current assets)

Securities other than investments (current assets) decreased 527 million euros compared to December 31, 2009. The composition is as follows:

(millions of euros)	12/31/2010	12/31/2009

Held-to-maturity financial assets
Unlisted securities other than investments held-to-maturity	-	-
Available-for-sale financial assets
Listed securities other than investments available-for-sale, due after three months	1,316	1,093
Financial assets at fair value through profit or loss
Listed securities other than investments held for trading	-	750
Total	1,316	1,843

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

“Listed securities other than investments available-for-sale, due after three months” include 1,159 million euros of Italian Treasury Bills (with an A rating by S&P’s) and 149 million euros of bonds with at least a BBB+ rating with different maturity dates, all actively traded, therefore, readily convertible into cash.

Note 14 – Financial receivables and other current financial assets

Financial receivables and other current financial assets decreased 665 million euros compared to December 31, 2009. Details are as follows:

(millions of euros)	12/31/2010	12/31/2009

Financial receivables for lessors’ net investments	72	118
Receivables from employees	16	9
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	335	310
Non-hedging derivatives	4	20
Other short-term financial receivables	11	646
Total	438	1,103

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Financial receivables for lessors’ net investments refer to:

•

Teleleasing lease contracts directly negotiated with customers and of which Telecom Italia  is the guarantor;

•

Short-term portion of rent contracts, with the rendering of accessory services under the “full rent” formula.

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature mainly consist of accrued income on derivative contracts.  Further details are provided in the Note “Derivatives”.

Note 15 – Cash and cash equivalents

Cash and cash equivalents increased 22 million euros compared to December 31, 2009. Details are as follows:

(millions of euros)	12/31/2010	12/31/2009

Liquid assets with banks, financial institutions and post offices	4,264	4,613
Checks, cash and other receivables and deposits for cash flexibility	3	1
Securities other than investments (due within 3 months)	1,259	890
Total	5,526	5,504

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The different technical forms used for the investment of liquidity as of December 31, 2010 can be analyzed as follows:

•

maturities: all deposits have a maximum maturity date of three months;

•

counterpart risks: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least A- with regard to Europe and with leading local counterparts relating to investments in South America;

•

country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) include 215 million euros (20 million euros at December 31, 2009) of euro commercial paper, maturing within 3 months, with an A- rating of the issuer by S&P’s, and 1,028 million euros (857 million euros at December 31, 2009) of Brazilian certificates of deposit (Certificado de Depósito Bancário) with maturities within 3 months, from leading local banking and financial institutions.

Note 16 – Discontinued operations/Non-current assets held for sale

The investment in EtecSA (Cuba) was classified in Non-current assets held for sale. The sale was finalized on January 31, 2001. Further details are provided in the Note “Events subsequent to December 31, 2010” to the Telecom Italia Group consolidated financial statements.

The BBNed group and the company Elettra, which in the half-year financial report at June 30, 2010 of the Telecom Italia Group had been considered disposal groups, were sold on October 5, and September 30, 2010, respectively.

At December 31, 2009, the financial position, economic and cash flow figures of HanseNet Telekommunikation GmbH, sold in the first quarter of 2010, had been reclassified to “Discontinued operations/Non-current assets held for sale”.

►

Disposals in 2010

►

HanseNet Telekommunikation GmbH

On February 16, 2010, the disposal of HanseNet Telekommunikation GmbH to the Telefónica group was finalized after having obtained the necessary authorizations from the competent authorities. HanseNet is an operator in the retail broadband market in Germany and a wholly-owned subsidiary of Telecom Italia S.p.A. through its holding Telecom Italia Deutschland Holding GmbH. The consideration received on the sale was based on an Enterprise Value of 900 million euros.

The estimated economic impact of the sale, based on an enterprise value, had been recorded in full in the consolidated financial statements at December 31, 2009. Specifically, the transaction had produced a negative impact on the 2009 consolidated net result of 597 million euros, including the goodwill impairment loss on the company for 558 million euros. In 2010, a further provision charge was recorded for 5 million euros.

The transaction was described in detail in the consolidated financial statements at December 31, 2009 of the Telecom Italia Group to which reference can be made for additional information.

►

BBNed group

On October 5, 2010, consistently with course of action focusing on the core markets and after obtaining authorization from the competent authorities, the investment in the BBNed group (provider of fixed line services in the Netherlands), consisting of the parent, BBNed N.V., and its two subsidiaries, BBeyond B.V. and InterNLnet B.V. was sold to the company Tele 2 AB. The consideration received on the sale was 47 million euros, inclusive of the net financial debt sold.

►

Elettra

On September 30, 2010, Telecom Italia Sparkle, in line with the objective of the Parent, Telecom Italia, to reposition itself on the core businesses, sold the investment held in Elettra, a company operating in the sector of surveying, laying and maintaining submarine telecommunications cables and in the sectors of energy and oil&gas, to Atlas Services Belgium S.A.. The total proceeds received on the sale was 35 million euros, inclusive of the proceeds on the sale of one of ships owned by the company and the subsequent sale of the investment itself, net of the relative cash sold.

***

In the consolidated statement of financial position at December 31, 2010, “Discontinued operations/Non-current assets held for sale” includes the value of the investment in EtecSA (Cuba) for an amount of 389 million euros. In 2009, “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with Discontinued operations/Non-current assets held for sale” referred solely to HanseNet:

(millions of euros)	12/31/2010	12/31/2009

Discontinued operations/ Non-current assets held for sale:
of a financial nature	-	81
of a non-financial nature	389	1,152
Total	389	1,233
Liabilities directly associated with Discontinued operations/Non-current assets held for sale:
of a financial nature	-	659
of a non-financial nature	-	308
Total	-	967

The assets of a financial nature are detailed as follows:

(millions of euros)	12/31/2010	12/31/2009

Non-current financial assets	-	-
Current financial assets	-	81
Total	-	81

The assets of a non-financial nature are detailed as follows:

(millions of euros)	12/31/2010	12/31/2009

Non-current assets	389	980
Current assets	-	172
Total	389	1,152

The liabilities of a financial nature are detailed as follows:

(millions of euros)	12/31/2010	12/31/2009

Non-current financial liabilities	-	203
Current financial liabilities	-	456
Total	-	659

The liabilities of a non-financial nature are detailed as follows:

(millions of euros)	12/31/2010	12/31/2009

Non-current liabilities	-	39
Current liabilities	-	269
Total	-	308

***

The impact of the components of “Discontinued operations/Non-current assets held for sale” on the separate consolidated income statement can be represented as follows:

(millions of euros)		2010	2009

Economic impact of components of Discontinued operations/Non-current assets held for sale on separate consolidated income statement:
Revenues			1,161
Other income			2
Operating expenses			(898)
Amortization and depreciation, gains (losses) and impairment losses on non-current assets			(271)
Impairment loss on HanseNet goodwill			(558)
EBIT		-	(564)
Finance income (expenses)			(24)
Loss before tax from Discontinued operations/Non-current assets held for sale		-	(588)
Income tax expense			7
Loss after tax from Discontinued operations/Non-current assets held for sale	(a)	-	(581)
Economic effect on the selling companies:
Accruals made in respect of Discontinued operations/Non-current assets held for sale		(7)	(41)
	(b)	(7)	(41)
Loss from Discontinued operations/Non-current assets held for sale	(a+b)	(7)	(622)

Since EtecSA (Cuba) does not constitute an important autonomous business segment, the impact connected with the measurement of the investment was not shown separately in the separate consolidated income statement.

The economic impact on the separate consolidated income statement refers to the following companies sold:

(millions of euros)	2010	2009

HanseNet	(5)	(620)
Gruppo Buffetti	(2)	(2)
Total	(7)	(622)

In the statement of cash flows, cash flows relating to “Discontinued operations/Non-current assets held for sale” in 2009 referred exclusively to HanseNet, as follows:

(millions of euros)	2010	2009

Cash flows from operating activities	-	211
Cash flows from investing activities	-	(144)
Cash flows from financing activities	-	(6)
Total	-	61

Note 17 – Equity

Equity includes:

(millions of euros)	12/31/2010	12/31/2009

Equity attributable to owners of the Parent	28,819	25,952
Equity attributable to Non-controlling interests	3,791	1,168
Total	32,610	27,120

The composition of the Equity attributable to owners of the Parent is the following:

(millions of euros)		12/31/2010		12/31/2009

Share capital of the Parent (net of treasury shares held by the Group)		10,600		10,585
Paid-in capital		1,697		1,689
Sundry reserves and retained earnings (accumulated losses), including profit for the year:		16,522		13,678
Reserve for available-for-sale financial assets	(7)		(4)
Reserve for cash flow hedges	(284)		(494)
Reserve for exchange differences on translating foreign operations	1,401		983
Other gains (losses) of associates and joint ventures accounted for using the equity method	(1)		(110)
Other reserves and retained earnings (accumulated losses), including profit for the year	15,413		13,303
Total		28,819		25,952

Movements in Share capital during 2010 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2009 and December 31, 2010

(number of shares at par value of 0.55 euros)		at 12/31/2009	Shares issued for plans destined for employees	at 12/31/2010	% of share capital

Ordinary shares issued	(a)	13,380,906,939	27,056,139	13,407,963,078	68.99
less: treasury shares	(b)	(162,216,387)	-	(162,216,387)
Ordinary shares outstanding	(c)	13,218,690,552	27,056,139	13,245,746,691

Savings shares issued and outstanding	(d)	6,026,120,661	-	6,026,120,661	31.01

Total Telecom Italia S.p.A. shares issued	(a+d)	19,407,027,600	27,056,139	19,434,083,739	100.00
Total Telecom Italia S.p.A. shares outstanding	(c+d)	19,244,811,213	27,056,139	19,271,867,352

Reconciliation between the value of shares outstanding at December 31, 2009 and December 31, 2010

(millions of euros)		Share capital at 12/31/2009	Change in share capital as a result of plans destined for employees	Share capital at 12/31/2010

Ordinary shares issued	(a)	7,360	15	7,375
less: treasury shares	(b)	(89)	-	(89)
Ordinary shares outstanding	(c)	7,271	15	7,286
				-
Savings shares issued and outstanding	(d)	3,314	-	3,314
				-
Total Telecom Italia S.p.A. shares capital issued	(a+d)	10,674	15	10,689
Total Telecom Italia S.p.A. shares capital outstanding	(c+d)	10,585	15	10,600

Share capital increased 15 million euros due to the effect of the “Broad-based Employee Share Ownership Plan 2010-2014”, approved by the Telecom Italia S.p.A. shareholders’ meeting held on April 29, 2010.

Further details are provided in the following paragraphs and in the Note “Equity compensation plans”.

The total amount of ordinary treasury shares at December 31, 2010 is 508 million euros and recorded as follows: the part relating to par value (89 million euros) is recognized as a deduction from share capital issued and the remaining part as a deduction from Other reserves.

***

►

Share capital information

The Telecom Italia S.p.A. ordinary and savings shares are also listed on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit.

The Group sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of risk capital, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an efficient access to external sources of financing (taking advantage of the best opportunities offered in the euro, U.S. dollar and Pound sterling financial markets to minimize costs), taking care to minimize the refinancing risk.

The remuneration of risk capital is proposed by the board of directors to the shareholders’ meeting which meets to approve the annual financial statements based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Group constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

►

Rights of savings shares

The rights of savings shares are indicated below:

•

the profit shown in the duly approved financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the par value of the share;

•

after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of the par value of the share;

•

if in any one year dividends of below 5% of the par value of the share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;

•

in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

•

the reduction of share capital as a result of losses does not entail a reduction of the par value of savings shares except for the amount of the loss which exceeds the overall par value of the other shares;

•

upon the wind-up of Telecom Italia S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital for the entire par value;

•

in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask Telecom Italia S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

***

Paid-in capital totals 1,697 million euros, increasing 8 million euros compared to December 31, 2009 following the capital increase to service the “Broad-based Employee Share Ownership Plan 2010-2014”, approved by the Telecom Italia S.p.A. shareholders’ meeting held on April 29, 2010

Other reserves and retained earnings (accumulated losses), including profit for the year comprise:

•

The Reserve for available-for-sale financial assets shows a negative balance of 7 million euros at December 31, 2010, decreasing 3 million euros compared to December 31, 2009. It includes unrealized losses relating to the investment in Assicurazioni Generali (-2 million euros) and the investment in Fin.Priv. (-1 million euros) by the Parent, Telecom Italia, as well as the unrealized losses on the securities portfolio of Telecom Italia Finance (-13 million euros) and the positive fair value adjustment of other available-for-sale financial assets held by the Parent, Telecom Italia (9 million euros). This reserve is expressed net of deferred tax liabilities of 3 million euros (at December 31, 2009, it was expressed net of deferred tax liabilities of 2 million euros).

•

The Reserve for cash flow hedges shows a negative balance of 284 million euros at December 31, 2010, increasing 210 million euros compared to December 31, 2009. This reserve is expressed net of deferred tax assets of 106 million euros (at December 31, 2009, it was expressed net of deferred tax liabilities of 183 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements.

•

The Reserve for exchange differences on translating foreign operations shows a positive balance of 1,401 million euros at December 31, 2010, increasing 418 million euros compared to December 31, 2009. This mainly refers to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit and in the Argentina Business Unit; starting from the end of 2010, the reserve also includes the negative portion relating to the investment in EtecSA (Cuba) previously included in “Other gains (losses) of associates and joint ventures accounted for using the equity method”.

•

Other gains (losses) of associates and joint ventures accounted for using the equity method show a negative balance of 1 million euros at December 31, 2010, increasing 109 million euros compared to December 31, 2009, mainly as a result of the reclassification to the “Reserve for exchange differences on translating foreign operations” of the reserve for negative exchange differences relating to the investment in EtecSA (Cuba) which was classified in Non-current assets held for sale.

•

Other reserves and retained earnings (accumulated losses), including profit for the year amount to 15,413 million euros, increasing 2,110 million euros compared to December 31, 2009.  The change is mainly due to the sum of the following:

-

dividends of 1,029 million euros (1,029 million euros in 2009);

-

the profit for the year attributable to owners of the Parent, equal to 3,121 million euros (1,581 million euros in 2009).

Equity attributable to Non-controlling interests amounts to 3,791 million euros, increasing 2,623 million euros compared to December 31, 2009, and is represented by the sum of:

-

dividends (-135 million euros);

-

the profit for the year attributable to Non-controlling interests of +451 million euros (+15 million euros in 2009);

-

the positive change in the “Reserve for exchange differences on translating foreign operations” (+262 million euros);

-

the positive effect of the consolidation of companies in the Argentina Business Unit for +2,003 million euros;

-

the positive effect of the Telecom Italia Media capital transaction for +44 million euros.

The line item consists principally of the equity attributable to the Non-controlling interests referring mainly to the companies in the Brazil Business Unit, the Argentina Business Unit and the Media Business Unit.

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Future potential changes in share capital

The following table shows the future potential changes in share capital on the basis of the options of the stock option plans and other compensation plans still outstanding at December 31, 2010:

	Number of maximum shares issuable	Nominal value (thousands of euros)	Paid-in capital (thousands of euros)	Subscription price per share (euros)

Additional capital increases not yet approved (ord. sh.)
Broad-based Employee Share Ownership Plan 2010-2014 (bonus capital increase)	9,018,713	4,960	-	-
“Long Term Incentive Plan 2010-2015” (reserved capital increase)	n.a. (*)	5,000 (*)	n.a. (*)	n.a. (*)
“Long Term Incentive Plan 2010-2015” (bonus capital increase)	n.a. (**)	5,000 (**)	-	-
Shareholders’ resolution of April 8, 2009	1,600,000,000	880,000	n.a.	n.a.
Total additional capital increases not yet approved (ord. sh.)		894,960

(*) A number of ordinary shares can be issued that can be subscribed for a total maximum equivalent amount (including paid-in capital) of 5,000,000 euros, with the subscription price determined by the board of directors;

(**) A number of ordinary shares can be issued for the number needed to assign a bonus share for every share subscribed, up to a maximum amount of 5,000,000 euros.

Further details on Stock option plans are provided in the Note “Equity compensation plans”.

With regard to the additional capital increases not yet approved, the following is noted.

The shareholders’ meeting held on April 29, 2010 granted the directors the right to increase share capital for five years from April 29, 2010 as follows:

•

to service the “Broad-based Employee Share Ownership Plan 2010-2014”, as approved by the shareholders’ meeting held on April 29, 2010, (i) against payment, through the issue of a maximum of 31,000,000 new ordinary shares of par value 0.55 euros each, and thus for a par value not in excess of 17,050,000 euros, with normal dividend rights, with the exclusion of the pre-emptive right pursuant to art. 2441, paragraph 8, of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, to be offered for subscription to the employees who are beneficiaries under the “Broad-based Employee Share Ownership Plan 2010-2014”, and subsequently (ii) for a maximum amount of 5,683,333.15 euros through distribution of a corresponding maximum amount of profits in accordance with art. 2349 of the Italian Civil Code, with the issue of new ordinary shares of par value 0.55 euros each, with normal dividend rights, in the number necessary to allot a bonus share for every three shares subscribed to against payment as above by the employees who are beneficiaries of the “Employee Stock Ownership Plan 2010-2014” subject to meeting the conditions within the timeframe and according to the manner established therein;

•

to service the “Long Term Incentive Plan 2010-2015”, as approved by the shareholders’ meeting held on April 29, 2010, (i) against payment, through the issue of new ordinary shares of par value 0.55 euros each, with normal dividend rights, for a maximum amount of 5,000,000 euros, with the exclusion of the pre-emptive right pursuant to art. 2441, paragraph 8, of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, to be offered for subscription to the employees who are beneficiaries under the “Long Term Incentive Plan 2010-2015”, and subsequently (ii) for a maximum amount of 5,000,000 euros through distribution of a corresponding maximum amount of profits in accordance with art. 2349 of the Italian Civil Code, with the issue of new ordinary shares for a par value of 0.55 euros each, with normal dividend rights, in the number necessary to allot a bonus share for every share subscribed to against payment as above by the employees who are beneficiaries of the “Long Term Incentive Plan 2010-2015” subject to meeting the conditions within the timeframe and according to the manner established therein;

As regards the share capital increase against payment, the board of directors shall fix the share issue price (including paid-in capital) in conformity with the provisions of the “Broad-based Employee Share Ownership Plan 2010-2014” and the “Long Term Incentive Plan 2010-2015” and shall also fix the period for their subscription, establishing that, if the approved capital increase is not fully subscribed to within that period, the share capital shall be increased for an amount equal to the subscriptions received up to the end of that period.

In reference to the “Broad-based Employee Share Ownership Plan 2010-2014”, on May 6, 2010, the board of directors, by the power granted to it by the special shareholders’ meeting held on April 29, 2010, passed a resolution to increase against payment, divisible, pursuant to art. 2443 of the Italian Civil Code and according to the provisions of art. 2441, paragraph 8 of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, share capital for a maximum par value of 17,050,000 euros, through the issue of a maximum of 31,000,000 new ordinary shares of par value 0.55 euros each, at an issue price equal to the average market prices of the last month preceding the offering discounted by 10%, to be reserved for subscription by beneficiaries of the “Broad-based Employee Share Ownership Plan 2010-2014”, establishing that, where the share capital has not been fully subscribed to by the end of the offering period, in any case not later than September 30, 2010, the capital shall be increased for an amount equal to the subscriptions received by that date.

On June 16, 2010, the criteria for the calculation of the subscription price and the subscription period were defined.

The subscription price was defined as the arithmetic mean of the share trading prices of the Company’s ordinary shares recorded between May 25, 2010 and June 25, 2010 on the Mercato Telematico Azionario (Electronic Stock Market) organized and operated by Borsa Italiana S.p.A.. It was calculated using as the divisor only the days which refer to the listed prices taken as the basis for the calculation, discounted by 10%, up to the second digit after the decimal point (hundredths of a euro).

The precise subscription price, equal to 0.84 euros per share, was communicated by means of a notice published on the Group intranet on the evening of June 25, 2010.

The subscription period for the discounted offer of ordinary shares went from June 28, to July 9, 2010 and, following this operation, 27,056,139 ordinary shares were issued on July 29, 2010, bringing the total number of Telecom Italia ordinary shares issued to 13,407,963,078. Accordingly, at that date, the maximum quantity of shares issuable with the relative bonus share capital increase went from 10,333,333 to 9,018,713 ordinary shares, for a par value equal to 4,960 thousand euros.

The shareholders’ meeting held on April 8, 2009 granted the directors the power (which, to date, has not been exercised), for a maximum period of five years beginning April 8, 2009, to increase against payment, at one or more times, share capital for a maximum nominal amount of 880,000,000 euros, through the issue, with or without paid-in capital, of a maximum of 1,600,000,000 ordinary shares of par value 0.55 euros each:

(i)

to be offered as option rights to those entitled in whole or in part,

(ii)

to be offered for subscription to the employees of Telecom Italia S.p.A. or to the companies which it controls, with the exclusion of the pre-emptive right, pursuant to the combined provision of art. 2441, last paragraph, of the Italian Civil Code, and art. 134, paragraph 2, of Legislative Decree 58/1998.

The resolutions for capital increases passed by the board of directors in exercising the aforementioned right shall fix the subscription price (including any paid-in-capital) and establish a specific period for the subscription of the shares; they may also provide that, in the event the increase voted by the board is not fully subscribed to within that period set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to end of that period.

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Authorizations for the issue of convertible bonds and the purchase of treasury shares

The board of directors of Telecom Italia S.p.A. has the right to issue, at one or more times and for five years, starting April 8, 2009, bonds convertible into ordinary shares, to be offered as option rights to those entitled, for a maximum nominal amount of 1,000,000,000 euros.

As of the date of December 31, 2010, Telecom Italia S.p.A. holds 37,672,014 treasury shares, of which 25,000,000 were purchased to service the plan for granting bonus Telecom Italia S.p.A. ordinary shares to resources who hold key roles as employees or collaborators of Telecom Italia S.p.A. or subsidiaries (“Performance Share Granting Plan”), as part of the first tranche of the treasury share buyback program announced on August 8, 2008, and of which 11,400,000 ordinary shares were purchased to service the stock option plan reserved for executive officers of Telecom Italia S.p.A., “Stock Option Plan Top 2008”, as part of the second tranche of the same treasury share buyback program.

As of the date of December 31, 2010, the Telecom Italia Group holds 162,216,387 treasury shares, of which 37,672,014 are held through the Parent, Telecom Italia, and 124,544,373 through Telecom Italia Finance.

With regard to these latter shares, when the bankruptcy of the Lehman Brothers group was announced, 99,936,853 Telecom Italia S.p.A. ordinary shares had been held in custody with Lehman Brothers International Europe (“LBIE”) according to the provisions of a custody contract. Owing to the complexity of the wind-up procedure, only on April 28, 2010 were these shares returned by LBIE to Telecom Italia Finance, with the payment of a fee of 0.75% of the value of the assets for 0.8 million euros. During the same month of April 2010, also collected were the dividends distributed during 2009, relating to the same shares, for a gross amount of euros 5 million, subjected to withholding taxes.

***

On the basis of the motion put forward by the board of directors’ meeting held on February 24, 2011, the profit for the year 2010 shown in the financial statements of the Parent, Telecom Italia S.p.A. shall be appropriated as dividends for 1,192 million euros for distribution to the shareholders as follows:

-

0.058 euro for each ordinary share

-

0.069 euro for each savings share

gross of withholdings as established by law; undistributed profit will be appropriated to retained earnings.

Note 18 – Financial liabilities (current and non-current)

Financial liabilities are composed as follows:

(millions of euros)	12/31/2010	12/31/2009

Financial payables (medium/long-term):
Bonds	24,589	26,369
Convertible bonds	-	-
	24,589	26,369
Amounts due to banks	5,501	5,308
Other financial payables	503	431
	30,593	32,108
Finance lease liabilities (medium/long-term)	1,442	1,565
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	2,238	3,075
Non-hedging derivatives	74	45
Other liabilities	1	4
	2,313	3,124
TOTAL NON-CURRENT FINANCIAL LIABILITIES (a)	34,348	36,797
Financial payables (short-term):
Bonds	4,989	3,086
Convertible bonds	-	581
	4,989	3,667
Amounts due to banks	873	2,246
Other financial payables	517	311
	6,379	6,224
Finance lease liabilities (short-term)	232	250
Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	269	442
Non-hedging derivatives	2	24
Other liabilities	-	1
	271	467
TOTAL CURRENT FINANCIAL LIABILITIES (b)	6,882	6,941
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale (c)	-	659
TOTAL FINANCIAL LIABILITIES (d) = (a+b+c)	41,230	44,397

Bonds are composed as follows:

(millions of euros)	12/31/2010	12/31/2009

Non-current portion	24,589	26,369
Current portion	4,989	3,086
Total carrying amount	29,578	29,455
Fair value adjustment and measurement at amortized cost	(1,249)	(923)
Total nominal repayment amount	28,329	28,532

The nominal repayment amount totals 28,329 million euros, decreasing 203 million euros compared to December 31, 2009 (28,532 million euros): although the repayments were higher than the amount of new issues, the basic stability of the nominal amount of the bonds is due to their valuation at different exchange rates (mostly the USD/euro). This phenomenon shows the opposite sign under “Hedging derivatives”.

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/10 (%)	Market value at 12/31/10 (millions of euros) (**)
Bonds issued by Telecom Italia S.p.A.
Euro	750	750	4.500%	1/29/04	1/28/11	99.560	100.226	752
Euro	1,250	1,250	6.250%	2/1/02	2/1/12	98.952	104.448	1,306
Euro	1,000	1,000	3-month Euribor + 0.53%	12/6/05	12/6/12	100	98.503	985
Euro	650	650	6.750%	3/19/09	3/21/13	99.574	108.150	703
Euro	500	500	3-month Euribor + 0.63%	7/19/07	7/19/13	100	97.478	487
Euro	500	500	7.875%	1/22/09	1/22/14	99.728	113.171	566
Euro	673	673	4.750%	5/19/06	5/19/14	99.156	104.453	703
Euro	120	120	3-month Euribor + 0.66%	11/23/04	11/23/15	100	93.977	113
GBP	500	581	5.625%	6/29/05	12/29/15	99.878	101.143	588
Euro	850	850	8.250%	3/19/09	3/21/16	99.740	117.309	997
Euro	400	400	3-month Euribor + 0.79%	6/7/07	6/7/16	100	92.925	372
GBP	750	871	7.375%	5/26/09	12/15/17	99.608	108.723	947
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	103.301	1,291
GBP	850	988	6.375%	6/24/04	6/24/19	98.850	99.630	984
Euro	305	305	6-mo. Euribor (base 365)	1/1/02	1/1/22	100	100	305
Euro	1,250	1,250	5.25%	2/10/10	2/10/22	99.295	96.577	1,207
GBP	400	465	5.875%	5/19/06	5/19/23	99.622	91.971	427
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	75.269	504
Subtotal		13,073						13,237
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	1,884	1,884	(a) 7.500%	4/20/01	4/20/11	99.214	101.663	1,915
Euro	108	108	3-month Euribor + 1.30%	3/12/10	3/14/12	100	100.268	108
Euro	1,000	1,000	7.250%	4/24/02	4/24/12	(*) 101.651	106.593	1,066
Euro	850	850	6.875%	1/24/03	1/24/13	99.332	107.891	917
JPY	20,000	184	3.550%	4/22/02	5/14/32	99.250	99.937	184
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(*) 109.646	106.898	1,085
Subtotal		5,041						5,275
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	400	299	3-month US Libor + 0.48%	9/28/05	2/1/11	100	99.997	299
USD	850	636	3-month US Libor + 0.61%	7/18/06	7/18/11	100	100.034	636
USD	750	561	6.200%	7/18/06	7/18/11	99.826	102.338	574
USD	2,000	1,497	5.250%	10/29/03	11/15/13	99.742	103.924	1,556
USD	1,000	748.4	6.175%	6/18/09	6/18/14	100	106.270	795
USD	1,250	935	4.950%	10/6/04	9/30/14	99.651	101.891	953
USD	1,400	1,048	5.250%	9/28/05	10/1/15	99.370	102.125	1,070
USD	1,000	748.4	6.999%	6/4/08	6/4/18	100	107.102	802
USD	1,000	748.4	7.175%	6/18/09	6/18/19	100	108.023	808
USD	1,000	748.4	6.375%	10/29/03	11/15/33	99.558	85.860	643
USD	1,000	748.4	6.000%	10/6/04	9/30/34	99.081	81.940	613
USD	1,000	748.4	7.200%	7/18/06	7/18/36	99.440	93.626	701
USD	1,000	748.4	7.721%	6/4/08	6/4/38	100	98.677	738
Subtotal		10,215						10,188
Total		28,329						28,700

Note (a): See the following paragraph “Mechanism describing how coupons change on step-up/step-down bonds”.

(*) Weighted average issue price for bonds issued with more than one tranche.

(**) The fair value of the above-listed bonds represents their market value. Using the same measurement method as in 2009 – or excluding the Telecom Italia credit quality component – the fair value of such instruments would be 4,719 million euros higher (5,090 million euros at the nominal repayment amount).

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website http://www.telecomitalia.com.

The following table lists the changes in bonds during 2010:

New issues

(millions of original currency)	currency	amount	issue date
Telecom Italia Finance S.A. 107.7 million euros Floating Rate Notes 3-month Euribor + 1.3% maturing 3/14/2012 (1)	Euro	107.715	3/12/2010
Telecom Italia S.p.A. 1,250 million euros 5.25% maturing 2/10/2022	Euro	1,250	2/10/2010

(1) These bonds were issued as a result of the contract terms established by the existing bonds denominated “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the Company in 2009. Under the Terms and Conditions, the holders of the bonds for a nominal amount of 31,115,000 euros waived their right to extend the bonds’ maturity to 2012 and were reimbursed for that amount on June 14, 2010. For the remaining amount of 107,715,000 euros, bonds were issued on March 12, 2010 denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

Repayments

(millions of original currency)	currency	amount	repayment date
Telecom Italia Capital S.A. 4.875% 700 million dollars, issued with a guarantee from Telecom Italia S.p.A.	USD	700	10/1/2010
Telecom Italia Finance Floating Rate Notes 138.83 million euros 3-month Euribor + 1.30% (2)	Euro	138.83	6/14/2010
Telecom Italia S.p.A. Floating Rate Notes 796 million euros 3-month Euribor + 0.20% (3)	Euro	796	6/7/2010
Telecom Italia Capital S.A. 4% 1,250 million dollars, issued with a guarantee from Telecom Italia S.p.A.	USD	1,250	1/15/2010
Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with a repayment premium	Euro	574	1/1/2010

(2) These bonds were repaid as a result of the contract terms established by the existing bonds denominated “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the Company in 2009. Under the Terms and Conditions, the holders of the bonds for a nominal amount of 31,115,000 euros waived their right to extend the bonds’ maturity to 2012 and have been reimbursed for that amount on June 14, 2010. For the remaining amount of 107,715,000 euros, bonds have been issued on March 12, 2010 denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

(3) Net of 54 million euros bought back by the company during 2009.

Buybacks

(millions of original currency)	currency	amount	buyback period
Telecom Italia Finance S.A. 1,884 million euros 7.50% maturing April 2011 (*)	Euro	113.432	January – May 2010
(*) In October 2009, an amount of 2.683 million euros was already bought back. The total amount bought back in 2009 and 2010 is therefore 116.115 million euros.

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Mechanism describing how coupons change on step-up/step-down bonds in relation to a change in the rating

TI Finance S.A. bonds - “Euro Notes”: 1,884 million euros, 7.50% interest, maturing April 2011

These securities carry protection for investors which would be triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and Standard&Poor’s, respectively): each downgrade in the rating by one notch by each of the two rating agencies to below the stated thresholds would cause an increase in the coupon interest (or the spread above the Euribor in the case of floating-rate securities) by 0.25%, starting from the coupon payment date subsequent to the downgrade in the rating.

The downgrade in the rating from the thresholds is evaluated at the end of each coupon period and, on the basis of this evaluation, the interest for the next coupon is fixed; therefore, changes in the ratings during the coupon interest period would have no impact on the coupon in progress at that particular time.

Nevertheless, the relative step-up/step-down will only be applied when the rating at the end of the coupon period is different from the rating at the end of the preceding coupon period.

By virtue of this mechanism, the coupon has not been increased since 2008, when the rate was set at 7.50%.

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Changes in Telecom Italia’s ratings

During the course of 2010, the three rating agencies - Standard & Poor’s, Moody’s and Fitch Ratings – confirmed their ratings of Telecom Italia.

	Rating	Outlook

STANDARD & POOR'S	BBB	Stable
MOODY'S	Baa2	Stable
FITCH RATINGS	BBB	Stable

Convertible bonds

As established in the Regulations, bond conversions requests have been regularly presented during the bond period, starting from January 22, 2002 up to December 15, 2009, and the relative shares were issued at the established dates. Specifically, the shares relating to the last bond conversion requests received between December 1, and December 15, 2009 were made available to those entitled on December 30, 2009. The remaining 484,600,157 bonds outstanding at December 31, 2009, although no longer convertible, have been reimbursed on January 1, 2010, with a one-time payment made on January 4, 2010.

(millions of euros)	12/31/2010	12/31/2009

Non-current portion		-
Current portion		581
Total carrying amount	-	581
Measurement at amortized cost		(7)
Total nominal repayment amount	-	574

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Financial covenants / other covenants / other features of convertible bonds

The bonds listed do not contain financial covenants (e.g. ratios such a Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the securities summarized here carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans ("negative pledges").

Medium/long-term amounts due to banks total 5,501 million euros (5,308 million euros at December 31, 2009), increasing 193 million euros.

Short-term amounts due to banks total 873 million euros, decreasing 1,373 million euros (2,246 million euros at December 31, 2009); in particular, in January 2010, the syndicated credit line denominated Term Loan 2010 for 1.5 billion euros became due and was repaid from cash resources. Short-term amounts due to banks include 512 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term other financial payables amount to 503 million euros (431 million euros at December 31, 2009). They include 188 million euros of the Telecom Italia Finance S.A. loan for 20,000 million Japanese yen due in 2029 and 249 million euros of debt certificates regulated by German law denominated “Schuldschein” issued by Telecom Italia Finance S.A., maturing 2013. Short-term other financial payables amount to 517 million euros (311 million euros at December 31, 2009) and include 155 million euros of the current portion of medium/long-term other financial payables.

At December 31, 2010, other financial payables include 183 million euros (of which 51 million euros is medium/long-term and 132 million euros is the current portion) relating to Preferred Shares Serie A of Nortel Inversora S.A.. These are preferred shares regulated by Argentine law, without voting rights except for specific cases stated in the relative issue conditions, repayable at pre-determined maturities according a pre-established repayment plan. The shares are remunerated and have the right, among other things, to a base annual cumulative yield, calculated as a fixed percentage of the subscription value net of repayments already made, regardless of the results for the year reported by Nortel Inversora S.A.. Because of their features, the Preferred Shares Serie A of Nortel Inversora S.A. are considered liabilities of a financial nature pursuant to IFRS adopted by the Telecom Italia Group.

Medium/long-term finance lease liabilities total 1,442 million euros (1,565 million euros at December 31, 2009) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to 232 million euros (250 million euros at December 31, 2009).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 2,238 million euros (3,075 million euros at December 31, 2009). Hedging derivatives relating to items classified as current liabilities of a financial nature total 269 million euros (442 million euros at December 31, 2009). Further details are provided in the Note “Derivatives”.

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 74 million euros (45 million euros at December 31, 2009). Non-hedging derivatives relating to items classified as current liabilities of a financial nature total 2 million euros (24 million euros at December 31, 2009). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS. Further details are provided in the Note “Derivatives”.

Revolving Credit Facility

Currently, the Telecom Italia Group has two Revolving Credit Facilities (RCF): one is a syndicated credit line expiring August 2014 for 8 billion euros, of which 1.5 billion euros is drawn down, and the other is a syndicated credit line expiring February 2013 for 1.25 billion euros, not drawn down.

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2010		12/31/2009
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)

USD	14,196	10,624	16,296	11,312
GBP	2,531	2,940	2,527	2,845
BRL	2,682	1,205	3,177	1,267
JPY	20,834	192	30,548	229
ARS	973	183	-	-
PYG	186,914	31	-	-
EURO		26,055		28,085
		41,230		43,738
Discontinued Operations		-		659
		41,230		44,397

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

(millions of euros)	12/31/2010	12/31/2009

Up to 2.5%	6,520	5,424
From 2.5% to 5%	4,240	6,018
From 5% to 7.5%	20,306	21,953
From 7.5% to 10%	5,064	4,564
Over 10%	1,002	1,073
Accruals/deferrals, MTM and derivatives	4,098	4,706
	41,230	43,738
Discontinued Operations	-	659
	41,230	44,397

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

(millions of euros)	12/31/2010	12/31/2009

Up to 2.5%	11,714	5,839
From 2.5% to 5%	6,236	14,763
From 5% to 7.5%	15,969	13,910
From 7.5% to 10%	1,995	3,802
Over 10%	1,218	718
Accruals/deferrals, MTM and derivatives	4,098	4,706
	41,230	43,738
Discontinued Operations	-	659
	41,230	44,397

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Detail of the maturities of Financial liabilities – nominal repayment amount:

	maturing by 12/31/ of the year:
(millions of euros)	2011	2012	2013	2014	2015	After 2015	Total

Bonds	4,131	3,358	3,497	2,857	1,748	12,738	28,329
Loans and other financial liabilities	718	523	1,151	2,380	931	1,820	7,523
Finance lease liabilities	216	151	169	146	128	848	1,658
Total	5,065	4,032	4,817	5,383	2,807	15,406	37,510
Current financial liabilities	725	-	-	-	-	-	725
Total	5,790	4,032	4,817	5,383	2,807	15,406	38,235

Note 19 – Net financial debt

As required by Consob Communication DEM/6064293 dated July 28, 2006, the following table presents the net financial debt at December 31, 2010 and December 31, 2009 calculated in accordance with the criteria indicated in the Recommendation of CESR (Committee of European Securities Regulators) dated February 10, 2005 “Recommendations for the Uniform Implementation of the European Commission Regulation on Disclosures” and also introduced by Consob itself.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also includes the reconciliation of net financial debt determined according to the criteria indicated by CESR and net financial debt calculated according to the criteria of the Telecom Italia Group and presented in the Report on Operations.

-

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Covenants and negative pledges relating to outstanding positions at December 31, 2010

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,052 million euros (out of a total of 2,658 million euros at December 31, 2010) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract. The same clause applies to two loan contracts signed between the EIB and Telecom Italia S.p.A. on July 17, 2006 and on November 30, 2007 for a total principal amount of 332,200,000.00 euros, in which the EIB also has the right to rescind from the contract under ex. art. 1456 of the Italian Civil Code (demanding repayment of the loan and payment of an indemnity) should Telecom Italia S.p.A. cease to hold, directly or indirect, more than 50% of the voting rights in the ordinary shareholders’ meeting of HanseNet Telekommunikation GmbH Germany or, in any case, a number of shares such as to represent more than 50% of its share capital. Following the sale of HanseNet on February 16, 2010, the Group decided to voluntarily repay the loan of 182,200,000.00 euros stipulated on November 30, 2007, of which 40,000,000.00 euros had already been repaid on June 18, 2010 while the remaining 142,200,000.00 euros was repaid on September 30, 2010. The loan of 150,000,000.00 euros will remain outstanding until its natural due date of July 2014;

•

for all loans not secured by collateral, if the Company’s rating of unsubordinated and unsecured medium/long-term debt is lower than BBB for Standard &Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform the EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand immediate repayment of the amount disbursed. The current ratings did not require new guarantees or repayments of loans.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014 and a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). The same negative pledge conditions are also found in the export credit loan agreements.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control:

•

Multi-currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum disbursed (currently equal to 1,500,000,000 euros) to the same.  Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories.

•

Revolving credit facility (1,250,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and envisages a discipline similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account the October 28, 2009 modifications to the April 28, 2007 shareholders’ agreement. Therefore, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired, directly or indirectly (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.), with the provisions described above remaining unchanged.

•

Revolving credit facility (200,000,000 euros). The agreement was signed between Telecom Italia and Unicredit S.p.A. on December 20, 2010 and envisages a discipline basically identical to that of the February 12, 2010 credit facility. The amount disbursed is currently 120,000,000 euros;

•

Bonds. The regulations covering the bonds issued under the Telecom Italia EMTN Programme by both Telecom Italia and Olivetti provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default.

•

Contracts with the European Investment Bank (EIB). The contracts signed by Telecom Italia with the EIB, for a total maximum amount of approximately 2.65 billion euros, carries the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project.

•

Export Credit Agreement (residual nominal amount of 63 million euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides for the repayment of the loan in 2013. It is provided that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall reimburse the outstanding loan on the first date on which payment of interest shall be due.

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios) as well as the usual other pledge clauses, under pain of a request for the early repayment of the loan.

Finally, as of December 31, 2010, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Note 20 – Financial risk management

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Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•

market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•

credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•

liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•

the definition, at a central level, of guidelines for directing operations;

•

the activity of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;

•

the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•

the monitoring of the results achieved;

•

the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the Telecom Italia Group are described below.

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Identification of risks and analyses

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or has bond issues, principally Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group defines an optimum composition for fixed-rate and variable-rate debt and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group’s operating activities, the optimum combination of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range 60 - 70% for the fixed-rate component and 40% - 30%  for the variable-rate component.

In managing market risk, the Group has adopted a guideline policy for debt management using derivative instruments and mainly uses the following:

•

Interest Rate Swaps (IRS): used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or variable;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards: used to convert loans and bonds issued in currencies other than euro – principally in U.S. dollars and British pounds – to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risks on instruments denominated in currencies other than euro and the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are put into place with high-credit-quality banking and financial counterparts with a high credit rating.

The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. These analyses illustrate the effects produced by a given and assumed change in the levels of the relevant variables in the various markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•

The sensitivity analyses were performed by applying reasonably possible variations in the relevant risk variables to the amounts in the financial statements at December 31, 2010, assuming that such amounts are representative of the entire year.

•

The exchange risk of the Group’s loans denominated in currencies other than euro is fully hedged, therefore, the exchange risk is not considered in the sensitivity analysis under IFRS 7.

•

The changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments which are accounted for at amortized cost are not subject to interest rate risk as defined by IFRS 7.

•

In the case of fair value hedge relationships, fair value changes of the underlying hedged item and the derivative instrument, due to changes in the reference interest rates, are almost entirely offset in the income statement for the year. Therefore, these financial instruments are not exposed to interest rate risk.

•

The changes in value of financial instruments designated in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis.

•

The changes in value, produced by changes in the reference interest rates of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

Exchange rate risk – Sensitivity analysis

At December 31, 2010 (as at December 31, 2009), the exchange risk of the Group’s loans denominated in currencies other than the currency of the financial statements of the individual companies was hedged in full. For this reason, a sensitivity analysis has not been performed on the exchange risk.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•

with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is accrued in a specific undistributable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at December 31, 2010 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher/lower compared to that actually realized, then higher/lower finance expenses, before the tax effect, would have been recognized in the income statement for 75 million euros (77 million euros at December 31, 2009).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, euro commercial paper and receivables on sales of securities), has been considered in the category of variable rate.

TOTAL FINANCIAL LIABILITIES (at the nominal repayment amount)

	12/31/2010			12/31/2009
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Bonds	17,632	10,697	28,329	17,999	10,533	28,532
Convertible bonds	-	-	-	574	-	574
Loans and other financial liabilities	6,166	3,015	9,181	6,941	4,843	11,784
Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	23,798	13,712	37,510	25,514	15,376	40,890
Total current financial liabilities (*)	31	694	725	107	370	477
Total (**)	23,829	14,406	38,235	25,621	15,746	41,367

(*) At December 31, 2010, variable-rate current liabilities include 313 million euros of payables to other lenders for installments paid in advance which are conventionally classified in this line item even though they are not correlated to a definite rate parameter (222 million euros at December 31, 2009).

(**) Liabilities directly associated with Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

FINANCIAL ASSETS (at the nominal investment amount)

	12/31/2010			12/31/2009
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Cash & cash equivalents	-	4,264	4,264	-	4,614	4,614
Euro commercial paper	-	214	214	-	20	20
Securities	103	2,262	2,365	31	2,675	2,706
Other receivables	584	133	717	504	737	1,241
Total (*)	687	6,873	7,560	535	8,046	8,581

(*) Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

TOTAL FINANCIAL LIABILITIES

	12/31/2010		12/31/2009
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Bonds	28,131	5.88	28,428	5.87
Convertible bonds	-	-	574	7.42
Loans and other financial liabilities	9,001	4.35	10,030	4.38
Total (*)	37,132	5.51	39,032	5.51

(*) Liabilities directly associated with Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

TOTAL FINANCIAL ASSETS

	12/31/2010		12/31/2009
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Cash & cash equivalents	4,264	1.19	4,614	0.34
Euro commercial paper	214	1.07	20	0.70
Securities	2,365	6.32	2,706	4.02
Other receivables	403	5.02	1,024	4.59
Total (*)	7,246	3.07	8,364	2.05

(*) Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

With reference to the concept of market risk, in the broad sense, the Group has interest coupon step-ups and step-downs for certain bonds that change in relation to changes in ratings. Such mechanisms, however, do not affect interest rate exposure, as previously described above, or the determination of the current effective interest rate. Further information is provided in the Note “Financial liabilities (current and non-current)”.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

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Credit risk

Credit risk represents the Telecom Italia Group’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

The Telecom Italia Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

The accruals to the provision for bad debts are recorded for an exact amount on credit positions that present an element of individual risk. On credit positions that do not present such characteristics, accruals are recorded by customer segment on the basis of the average uncollectibility estimated on the basis of statistics. Further details are provided in the Note “Trade and miscellaneous receivables and other current assets”.

Regarding the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, it should be noted that the management of the Group’s liquidity is guided by conservative criteria and is principally based on the following:

•

money market management: the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-month period;

•

bond portfolio management: the investment of a permanent level of liquidity, the investment of that part of liquidity which is expected to turn around for cash requirement purposes after a 12-month period, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits of the European companies are made with leading high-credit-quality banking and financial institutions with at least an A- rating. Investments by the companies in South America are made with leading local counterparts. Moreover, deposits are made generally for periods of less than three months. As for other temporary investments of liquidity, there are investments in euro commercial paper (the issuers all have an A- rating by S&P’s and headquarters in Europe).  With regard to bond portfolio management, the issuers have at least a BBB+ by S&P’s.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparts. Consequently, there are no significant positions with any one single counterpart.

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Liquidity risk

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Current financial assets at December 31, 2010, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 24 months.

15% of gross financial debt at December 31, 2010 (nominal repayment amount) will become due in the next 12 months.

Maturities of non-current financial liabilities (including the current portion of medium/long-term debt) in terms of the expected nominal repayment amount are the following:

Maturities of non-current financial liabilities – nominal repayment amount

	maturing by 12/31/ of the year:
(millions of euros)	2011	2012	2013	2014	2015	After 2015	Total

Bonds	4,131	3,358	3,497	2,857	1,748	12,738	28,329
Loans and other financial liabilities	718	523	1,151	2,380	931	1,820	7,523
Finance lease liabilities	216	151	169	146	128	848	1,658
Total	5,065	4,032	4,817	5,383	2,807	15,406	37,510

The following table reports the contractual cash flows not discounted to present value relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the conditions and interest and exchange rates prevailing at December 31, 2010. The principal and interest portions of the hedged liabilities include both the disbursements and the receipts of the related hedging derivatives.

Financial liabilities – Maturities of contractually expected disbursements

		maturing by 12/31/ of the year:
(millions of euros)		2011	2012	2013	2014	2015	After 2015	Total

Bonds	Principal	4,131	3,358	3,497	2,857	1,748	12,738	28,329
	Interest	1,626	1,409	1,240	1,030	889	8,819	15,013
Loans and other financial liabilities	Principal	718	523	1,151	2,380	931	1,820	7,523
	Interest	75	58	77	13	(35)	(485)	(297)
Finance lease liabilities	Principal	216	151	169	146	128	848	1,658
	Interest	106	99	92	85	76	247	705
Non-current financial liabilities (*)	Principal	5,065	4,032	4,817	5,383	2,807	15,406	37,510
	Interest	1,807	1,566	1,409	1,128	930	8,581	15,421
Current financial liabilities	Principal	725	-	-	-	-	-	725
	Interest	4	-	-	-	-	-	4
Total financial liabilities	Principal	5,790	4,032	4,817	5,383	2,807	15,406	38,235
	Interest	1,811	1,566	1,409	1,128	930	8,581	15,425
(*) These include hedging and non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

	maturing by 12/31/ of the year:
(millions of euros)	2011	2012	2013	2014	2015	After 2015	Total

Disbursements	852	825	848	692	580	4,854	8,651
Receipts	(966)	(938)	(908)	(775)	(680)	(5,574)	(9,841)
Hedging derivatives – net (receipts) disbursements	(114)	(113)	(60)	(83)	(100)	(720)	(1,190)
Disbursements	-	-	-	-	-	68	68
Receipts	(2)	(1)	-	-	-	-	(3)
Non-hedging derivatives – net (receipts) disbursements	(2)	(1)	-	-	-	68	65
Total net (receipts) disbursements	(116)	(114)	(60)	(83)	(100)	(652)	(1,125)

Furthermore, at the beginning of 2011, the Group proceeded to refinance debt as follows:

•

on January 25, 2011, Telecom Italia S.p.A. issued bonds for 1,000 million euros, annual coupon of 5.125%, with maturity on January 25, 2016.

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Fair value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

Mark-to-market is calculated by discounting interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The fair value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference principal, in the respective currencies of denomination.

Note 21 – Derivatives

Derivative financial instruments are used by the Telecom Italia Group to hedge its exposure to foreign exchange rate risk and the change in commodity prices and to manage interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2010 are principally used to manage debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), currency forwards to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRS and IRO transactions, respectively, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly on demand.

The following tables present the derivative transactions put into place by the Telecom Italia Group at December 31, 2010, divided into fair value hedge derivatives (Table 1 – Fair Value Hedge Derivatives), cash flow hedge derivatives (Table 2 – Cash Flow Hedge Derivatives) and non-hedge accounting derivatives (Table 3 – Non-Hedge Accounting Derivatives) in accordance with IAS 39.

Table 1 - Fair Value Hedge Derivatives

Description	Notional amount (millions of euros)	Mark-to-Market (Clean Price) (millions of euros)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2032 on Telecom Italia Finance S.A. bonds of 20 billion JPY (equivalent amount of 184 million euros at 12/31/2010), broken down as follows:

•

by Telecom Italia Finance S.A., an IRS contract in which Telecom Italia Finance S.A. receives the semiannual coupon of 3.55% in JPY and pays a semiannual variable rate in JPY;

•

by Telecom Italia Finance S.A., the sale of a swaption exercisable annually, from 2012 to 2031, to hedge the call option embedded in the underlying debt, through which Telecom Italia  Finance sold the right to receive a semiannual variable rate in JPY and to receive a fixed rate of 3.55%;

•

by Telecom Italia S.p.A., a CCIRS contract on an intragroup variable-rate loan in JPY, in which Telecom Italia S.p.A. receives 6-month LIBOR in JPY and pays 6-month Euribor.

	172	(4)
CCIRS transactions put into place by Telecom Italia S.p.A. on bonds for a total amount of 2,250 million USD (equivalent amount of 1,684 million euros at 12/31/2010) issued by Telecom Italia Capital S.A. in October 2004 (10-year tranche of 1,250 million USD and 30-year tranche of 1,000 million USD), converting the coupon fixed rate in USD to the 6-month Euribor.	1,805	(5)
CCIRS transactions put into place by Telecom Italia S.p.A. on bonds for a total amount of 1,800 million USD (equivalent amount of 1,347 million euros at 12/31/2010) issued by Telecom Italia Capital S.A. in September 2005 (5.35-year tranche of 400 million USD and 10-year tranche of 1,400 million USD), converting the coupon fixed rate in USD to the 6-month Euribor.	1,478	(42)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing July 2011 on the two 5-year tranches of a total 1,600 million USD (equivalent amount of 1,197 million euros at 12/31/2010) on bonds for a total amount of 2,600 million USD issued by Telecom Italia Capital S.A. in July 2006, converting the coupon rate (respectively, 6.2% in USD and the 3-month Libor in USD +0.61%) to the 6-month Euribor.	1,264	(52)

IRS transactions put into place by Telecom Italia S.p.A. maturing 2014 on bonds of 500 million euros issued by Telecom Italia S.p.A. in January 2009, converting the coupon rate of 7.875% to the 6-month Euribor.	500	8
IRS transactions put into place by Telecom Italia S.p.A. maturing 2013 on bonds of 650 million euros issued by Telecom Italia S.p.A. in March 2009, converting the coupon rate of 6.75% to the 1-month Euribor.	650	15
IRS transactions put into place by Telecom Italia S.p.A. maturing 2016 on bonds of 850 million euros issued by Telecom Italia S.p.A. in March 2009, converting the coupon rate of 8.25% to the 1-month Euribor.	850	31
CCIRS put into place by Telecom Italia S.p.A. maturing December 2017 on bonds of 750 million GBP (equivalent amount of 871 million euros at 12/31/2010) issued by Telecom Italia S.p.A. in May 2009, converting one component of the coupon rate of 3.64745% to the 3-month Euribor.	851	36
IRS transactions put into place by Telecom Italia S.p.A. maturing 2011 on BTP government securities in portfolio at 4.25%, notional amount of 270 million euros, converting the coupon rate of 4.25% to the 6-month Euribor.	270	(2)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 3%, notional amount of 350 million euros, converting the coupon rate of 3% to the 6-month Euribor.	350	(3)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 4.25%, notional amount of 100 million euros, converting the coupon rate of 4.25% to the 6-month Euribor.	100	(2)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2013 on BTP government securities in portfolio at 3.75%, notional amount of 100 million euros, converting the coupon rate of 3.75% to the 6-month Euribor.	100	(2)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2015 on BTP government securities in portfolio at 3%, notional amount of 250 million euros, converting the coupon rate of 3% to the 6-month Euribor.	250	(3)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2011 on bonds of 750 million euros issued by Telecom Italia S.p.A. in January 2004, converting the coupon rate of 4.5% to the 6-month Euribor.	750	1
IRS transactions put into place by Telecom Italia Finance S.A. maturing 2011 on bonds of 2,000 million euros issued by Telecom Italia Finance S.A. in April 2001, converting the coupon rate of 7.5% to the 6-month Euribor.	250	1
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on bonds of 1,250 million euros issued by Telecom Italia S.p.A. in February 2002, converting the coupon rate of 6.25% to the 6-month Euribor.	1,250	-
CCIRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 5.625% in USD, notional amount of 100 million USD (equivalent amount of 75 million euros at 12/31/2010) converting the coupon rate of 5.625% to the 6-month Euribor.	78	-
Total Fair Value Hedge Derivatives	10,968	(23)

The method selected to test the effectiveness, retrospectively and prospectively, of Fair Value Hedge derivatives is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

Table 2 - Cash Flow Hedge Derivatives

Description	Notional amount (millions of euros)	Mark-to-Market (Clean Price) (millions of euros)
Commodity swap transactions put into place by Telenergia S.r.l. to hedge monthly purchases of electrical energy from the company EGL Italia S.p.A., expiring December 2011, receiving the variable index (IT Brent Index) and paying 60.16 euros per bbl.	5	1
Commodity swap transactions put into place by Telenergia S.r.l. to hedge monthly purchases of electrical energy from the company EGL Italia S.p.A., expiring December 2011, receiving the variable index (IT Brent Index) and paying 59.90 per bbl.	5	1
Forward purchases in USD by Telecom Italia S.p.A. to hedge quarterly contractual flows expiring by November 2011.	2	-
Forward purchases in USD by Telecom Italia S.p.A. to hedge monthly commercial contractual flows expiring by November 2013.	1	-
CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2013 on the 10--year tranche of 2,000 million USD (equivalent amount of 1,497 million euros at 12/31/2010) on bonds for a total of 4,000 million USD issued by Telecom Italia Capital S.A. in October 2003, converting the coupon rate of 5.25% in USD to the fixed rate of 5.0357% in euros.	1,619	(126)
IRS transactions put into place by Telecom Italia S.p.A. maturing November 2015 on quarterly variable-rate bonds of 120 million euros issued by Telecom Italia S.p.A. (2004-2015), converting the 3-month Euribor to an annual fixed rate of 4.1605%.	120	(7)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing December 2015 on bonds of 500 million GBP (equivalent amount of 581 million euros at 12/31/2010), issued by Telecom Italia S.p.A. in June 2005, converting a coupon rate of 5.625% in GBP to a fixed rate of 4.34117% in euros.	751	(167)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2019 on bonds of 850 million GBP (equivalent amount at 12/31/2010 of 988 million euros) issued by Telecom Italia S.p.A. in June 2004, converting the fixed rate of 6.375% in GBP to a fixed rate of 5.3108% in euros.	1,258	(296)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2023 on bonds of 400 million GBP (equivalent amount of 465 million euros at 12/31/2010) issued by Telecom Italia S.p.A. in May 2006, converting a coupon rate of 5.875% in GBP to a fixed rate of 5.5345% in euros.	587	(153)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing October 2029 on the private placement of the Telecom Italia Finance S.A. “Dual-Currency” loan of 20 billion JPY (equivalent amount of 184 million euros at 12/31/2010). The following were put into place:

•

by Telecom Italia S.p.A., an IRS contract converting the fixed rate of 5% in USD to the 6-month Libor in JPY;

•

by Telecom Italia S.p.A., a CCIRS contract with which Telecom Italia S.p.A., on the intragroup loan in JPY, receives the 6-month Libor in JPY and pays the 6-month Euribor;

•

by Telecom Italia S.p.A., an IRS contract converting the 6-month Euribor to the fixed rate of 6.9395% in euros.

	174	(20)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2033 on the 30-year tranche of 1,000 million USD (equivalent amount of 748 million euros at 12/31/2010) on bonds for a total of 4,000 million USD issued by Telecom Italia Capital S.A. in October 2003, converting the coupon rate of 6.375% in USD to a fixed rate of 5.994% in euros.	849	(177)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing July 2036 on the 30-year tranche of 1,000 million USD (equivalent amount of 748 million euros at 12/31/2010) on bonds for a total of 2,600 million USD issued by Telecom Italia Capital S.A. in July 2006, converting the coupon rate of 7.20% in USD to a fixed rate of 5.88429% in euros.	791	14
IRS transactions put into place by Telecom Italia S.p.A. maturing July 2013 on quarterly variable-rate bonds of 500 million euros issued by Telecom Italia S.p.A. (2007-2013), converting the 3-month Euribor rate to an annual fixed rate of 4.334%.	500	(34)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2018 on the 10-year tranche of 1,000 million USD (equivalent amount of 748 million euros at 12/31/2010) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in May 2008, converting the coupon rate of 6.999% in USD to a fixed rate of 7.01232% in euros.	642	107
CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2038 on the 30-year tranche of 1,000 million USD (equivalent amount of 748 million euros at 12/31/2010) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in May 2008, converting the coupon rate of 7.721% in USD to a fixed rate of 7.45122% in euros.	645	76
IRS transactions put into place by Telecom Italia S.p.A. maturing June 2016 on quarterly variable-rate bonds of 400 million euros issued by Telecom Italia S.p.A. (2007-2016), converting the 3-month Euribor to a semiannual fixed rate of 4.9425%.	400	(52)
IRS transactions put into place by Telecom Italia S.p.A. maturing August 2014 on the monthly variable-rate revolving credit facility of 1,500 million euros, converting the 1-month Euribor to a semiannual fixed rate of 4.82583%.	1,500	(162)
IRS transactions put into place by Telecom Italia S.p.A. maturing March 2014 on the semiannual variable-rate EIB loan of 350 million euros, converting the 6-month Euribor to a semiannual fixed rate of 4.93457%.	350	(32)
IRS transactions put into place by Telecom Italia S.p.A. maturing September 2013 on the quarterly variable-rate EIB loan of 400 million euros, converting the 3-month Euribor to a semiannual fixed rate of 5.03388%.	400	(36)
IRS transactions put into place by Telecom Italia S.p.A. maturing December 2013 on the semiannual variable-rate EIB loan of 100 million euros, converting the 6-month Euribor to a semiannual fixed rate of 4.832%.	100	(9)
CCIRS put into place by Telecom Italia S.p.A. maturing December 2017 on bonds of 750 million GBP (equivalent amount at 12/31/2010 of 871 million euros) issued by Telecom Italia S.p.A. in May 2009, converting one component of the coupon rate of 3.72755% to a fixed rate of 3.82901% in euros.	851	(12)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2014 on the 5-year tranche of 1,000 million USD (equivalent amount of 748 million euros at 12/31/2010) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in June 2009, converting the coupon rate of 6.175% in USD to a fixed rate of 5.8186% in euros.	719	41
CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2019 on the 10-year tranche of 1,000 million USD (equivalent amount of 748 million euros at 12/31/2010) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in June 2009, converting the coupon rate of 7.175% in USD to a fixed rate of 6.694% in euros.	722	31
Forward starting CCIRS transactions put into place by Telecom Italia S.p.A. starting September 2012 and maturing September 2034 on the 30-year tranche of 1,000 million USD (equivalent amount of 748 million euros at 12/31/2010) on bonds for a total of 2,250 million USD issued by Telecom Italia Capital S.A. in October 2004, converting the semiannual coupon rate of 6% in USD to a fixed annual rate of 4.7316% in euros.	794	65
Total Cash Flow Hedge Derivatives	13,785	(947)

The hedge of cash flows by derivatives designated as Cash Flow Hedges was considered highly effective and at December 31, 2010 led to:

•

recognition in equity of unrealized income for 291 million euros;

•

reversal from equity to the income statement of net gains from exchange rate adjustments for 617 million euros.

Furthermore, at December 31, 2010, the total loss of the hedging instruments that is still recognized in equity amounts to 19 million euros as a result of the effect of transactions early terminated over the years. The negative impact reversed to the income statement during 2010 is 1 million euros.

The transactions hedged by Cash Flow Hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period

USD	2,000	Jan 2011	Nov 2013	5.25%	Semiannually
Euro	120	Jan 2011	Nov 2015	3-mo. Euribor + 0.66%	Quarterly
GBP	500	Jan 2011	Dec 2015	5.625%	Annually
GBP	850	Jan 2011	June 2019	6.375%	Annually
GBP	400	Jan 2011	May 2023	5.875%	Annually
USD	186	Jan 2011	Oct 2029	5.45%	Semiannually
USD	1,000	Jan 2011	Nov 2033	6.375%	Semiannually
USD	1,000	Jan 2011	July 2036	7.20%	Semiannually
Euro	500	Jan 2011	July 2013	3-mo. Euribor + 0.63%	Quarterly
USD	1,000	Jan 2011	June 2018	6.999%	Semiannually
USD	1,000	Jan 2011	June 2038	7.721%	Semiannually
Euro	400	Jan 2011	June 2016	3-mo. Euribor + 0.79%	Quarterly
Euro	1,500	Jan 2011	Aug 2014	1-mo. Euribor +0.1575%	Monthly
Euro	350	Jan 2011	Mar 2014	6-month EIB + 0.29%	Semiannually
Euro	400	Jan 2011	Sept 2013	3-month EIB + 0.15%	Quarterly
Euro	100	Jan 2011	Dec 2013	6-mo. Euribor -0.023%	Semiannually
GBP	750	Jan 2011	Dec 2017	3.72755%	Annually
USD	1,000	Jan 2011	June 2014	6.175%	Semiannually
USD	1,000	Jan 2011	June 2019	7.175%	Semiannually
USD	1,000	Sept 2012	Sept 2034	6%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for Cash Flow Hedge derivatives, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion recognized in the income statement from designated Cash Flow Hedge derivatives during 2010 is equal to 0.1 million euros.

Table 3 – Non-Hedge Accounting Derivatives

Description	Notional amount (millions of euros)	Mark-to-Market (Clean Price) (millions of euros)

Exchange rate transactions put into place by Telecom Italia S.p.A.	18	-
Exchange rate transactions put into place by Telecom Italia Finance S.A.	76	-
Exchange rate transactions put into place by Telecom Italia Capital S.A.	30	-
Exchange rate transactions put into place by Olivetti S.p.A.	9	-
Interest and exchange rate transactions put into place by Tim Celular S.A.	497	(59)
Total Non-Hedge Accounting Derivatives	630	(59)

The following table presents the derivatives of the Telecom Italia Group by type:

Type	Hedged risk	Notional amount at 12/31/2010 (millions of euros)	Notional amount at 12/31/2009 (millions of euros)	Mark-to-Market Spot (Clean Price) at 12/31/2010 (millions of euros)	Mark-to-Market Spot (Clean Price) at 12/31/2009 (millions of euros)

Interest rate swaps	Interest rate risk	5,320	4,150	44	18
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	5,648	7,174	(67)	(823)
Total Fair Value Hedge Derivatives		10,968	11,324	(23)	(805)

Interest rate swaps	Interest rate risk	3,370	4,720	(332)	(360)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	10,402	9,698	(617)	(1,514)
Commodity Swaps and Options	Commodity risk (energy)	10	5	2	(1)
Forward and FX Options	Currency exchange rate risk	3	34	-	-
Total Cash Flow Hedge Derivatives		13,785	14,457	(947)	(1,875)
Total Non-Hedge Accounting Derivatives		630	949	(59)	(21)

Total Telecom Italia Group Derivatives		25,383	26,730	(1,029)	(2,701)

Note 22 – Supplementary disclosures on financial instruments

►

Measurement at fair value

The majority of non-current financial liabilities of the Telecom Italia Group are composed of bonds, the fair value of which can be easily determined by reference to financial instruments which, in terms of size and diffusion among investors, are commonly traded on the relative markets (please refer to the Note “Financial Liabilities - current and non-current”). However, as concerns other types of financing, the following assumptions have been made in order to determine fair value:

•

for variable-rate loans: the nominal repayment amount has been assumed;

•

for fixed-rate loans: fair value has been assumed as the present value of future cash flows using interest rates prevailing at December 31, 2010.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

•

Level 1:  quoted prices in active market;

•

Level 2:  prices calculated using observable market inputs;

•

Level 3:  prices calculated using inputs that are not based on observable market data.

The following tables set out, for assets and liabilities at December 31, 2010 and 2009 and in accordance with the categories established by IAS 39, the supplementary disclosures on financial instruments required by IFRS 7 and the schedules of gains and losses. Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale are excluded.

Key for IAS 39 categories

Acronym

Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT and FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Carrying amount for each class of financial asset/liability at 12/31/2010

(millions of euros)	IAS 39 Category	Note	Carrying amounts in financial statements at 12/31/2010	Amounts recognized in financial statements according to IAS 39: Amortized cost	Cost	Fair value taken to equity	Fair value through profit or loss	Amounts recognized in financial statements according to IAS 17
ASSETS								
Non-current financial assets								
Other investments	AfS	7)	43		26	17		
Securities, financial receivables and other non-current financial assets								
of which loans and receivables	LaR	7)	120	120				
of which securities	AFS	7)	13			13		
of which hedging derivatives	HD	7)	1,524			1,071	453	
of which non-hedging derivatives	FAHfT	7)	7				7	
of which receivables for lessors' net investments	n.a.	7)	199					199
Miscellaneous receivables and other non-current assets (*)								
of which loans and receivables	LaR	7)	249	214	35			
		(a)	2,155	334	61	1,101	460	199
Current financial assets								
Trade and miscellaneous receivables and other current assets (*)								
of which loans and receivables	LaR	10)	6,686	6,686				
Securities								
of which available-for-sale financial assets	AFS	13)	1,316			1,316		
of which held for trading	FAHfT	13)						
Financial receivables and other current financial assets								
of which loans and receivables	LaR	14)	27	27				
of which non-hedging derivatives	FAHfT	14)	4				4	
of which hedging derivatives	HD	14)	335			106	229	
of which receivables for lessors' net investments	n.a.	14)	72					72
Cash and cash equivalents	LaR	15)	5,526	5,526				
		(b)	13,966	12,239		1,422	233	72
Total		(a+b)	16,121	12573	61	2,523	693	271
LIABILITIES								
Non-current financial liabilities								
of which liabilities at amortized cost (**)	FLAC/HD	18)	30,594	30,594				
of which hedging derivatives	HD	18)	2,238			1,950	288	
of which non-hedging derivatives	FAHfT	18)	74				74	
of which financial lease liabilities	n.a.	18)	1,442					1,442
		(c)	34,348	30,594		1,950	362	1,442
Current financial liabilities								
of which liabilities at amortized cost (**)	FLAC/HD	18)	6,379	6,379				
of which non-hedging derivatives	FLHfT	18)	2				2	
of which hedging derivatives	HD	18)	269			122	147	
of which financial lease liabilities	n.a.	18)	232					232
Trade and miscellaneous payables and other current liabilities (*)								
of which liabilities at amortized cost	FLAC	26)	7,497	7,497				
		d)	14,379	13,876		122	149	232
Total		(c+d)	48,727	44,470		2,072	511	1,674

(*) Part of assets or liabilities falling under application of IFRS 7.

(**) They also include those at adjusted amortized cost that qualify for hedge accounting.

Comparison between carrying amount and fair value for each category of financial asset/liability at 12/31/2010

Hierarchy levels for each class of financial asset/liability at fair value at 12/31/2010

Carrying amount for each class of financial asset/liability at 12/31/2009

(millions of euros)	IAS 39 Category	note	Carrying amounts in financial statements at 12/31/2009	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair value through profit or loss	
ASSETS								
Non-current financial assets								
Other investments	AFS	7)	53		32	21		
Securities, financial receivables and other non-current financial assets								
of which loans and receivables	LaR	7)	72	72				
of which securities	AFS	7)	15			15		
of which hedging derivatives	HD	7)	792			520	272	
of which non-hedging derivatives	FAHfT	7)	12				12	
of which receivables for lessors' net investments	n.a.	7)	228					228
Miscellaneous receivables and other non-current assets (*)								
of which loans and receivables	LaR	7)	150	133	17			
of which other financial assets at fair value	n.a.	7)	130				130	
		(a)	***1,452***	***205***	***49***	***556***	***414***	***228***
Current financial assets								
Trade and miscellaneous receivables and other current assets (*)								
of which loans and receivables	LaR	10)	6,360	6,360				
Investments (Current assets)	AFS	12)	39		39			
Securities								
of which available-for-sale	AFS	13)	1,093			1,093		
of which held for trading	FAHfT	13)	750				750	
Financial receivables and other current financial assets								
of which loans and receivables	LaR	14)	655	655				
of which non-hedging derivatives	FAHfT	14)	20				20	
of which hedging derivatives	HD	14)	310			100	210	
of which receivables for lessors' net investments	n.a.	14)	118					118
Cash and cash equivalents	LaR	15)	5,504	5,504				
		(b)	***14,849***	***12,519***	***39***	***1,193***	***980***	***118***
Total		(a+b)	16,301	12,724	88	1,749	1,394	346
LIABILITIES								
Non-current financial liabilities								
of which liabilities at amortized cost (**)	FLAC/HD	18)	32,112	32,112				
of which hedging derivatives	HD	18)	3,075			2,305	770	
of which non-hedging derivatives	FLHfT	18)	45				45	
of which financial lease liabilities	n.a.	18)	1,565					1,565
		(c)	***36,797***	***32,112***		***2,305***	***815***	***1,565***
Current financial liabilities								
of which liabilities at amortized cost (**)	FLAC/HD	18)	6,225	6,225				
of which non-hedging derivatives	FLHfT	18)	24				24	
of which hedging derivatives	HD	18)	442			153	289	
of which financial lease liabilities	n.a.	18)	250					250
Trade and miscellaneous payables and other current liabilities (*)								
of which liabilities at amortized cost	FLAC	26)	6,950	6,950				
		d)	***13,891***	***13,175***		***153***	***313***	***250***
Total		(c+d)	50,688	45,287		2,458	1,128	1,815

(*) Part of assets or liabilities falling under application of IFRS 7.

(**) They also include those at adjusted amortized cost that qualify for hedge accounting.

Comparison between carrying amount and fair value for each category of financial asset/liability at 12/31/2009

(millions of euros)	IAS 39 Category	Carrying amounts in financial statements at 12/31/2009	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17	Fair value at 12/31/2009
			Amortized cost	Cost	Fair value taken to equity	Fair value through profit or loss		
ASSETS								
Loans and receivables	LaR	12,741	12,724	17				12,741
Available-for-sale financial assets	AFS	1,200		71	1,129			1,200
Financial assets at fair value through profit or loss held for trading	FAHfT	782				782		782
of which non-hedging derivatives	FAHfT	32				32		32
Hedging derivatives	HD	1,102			620	482		1,102
Other financial assets at fair value	n.a.	130				130		130
Assets measured according to IAS 17	n.a.	346					346	346
Total		**16,301**	**12,724**	**88**	**1,749**	**1,394**	**346**	**16,301**
LIABILITIES								
Financial liabilities at amortized cost (*)	FLAC/HD	45,287	45,287					49,670
Financial liabilities at fair value through profit or loss held for trading	FLHfT	69				69		69
of which non-hedging derivatives	FLHfT	69				69		69
Hedging derivatives	HD	3,517			2,458	1,059		3,517
Liabilities measured according to IAS 17	n.a.	1,815					1,815	2,240
Total		**50,688**	**45,287**		**2,458**	**1,128**	**1,815**	**55,496**

(*) They also include those at adjusted amortized cost that qualify for hedge accounting.

Note 23 – Employee benefits

Employee benefits decreased 98 million euros compared to December 31, 2010 and are composed of the following:

(millions of euros)		12/31/2008	Increase	Decrease	12/31/2009

Provision for employee severance indemnities	(a)	1,112	52	(113)	1,051
Provision for pension plans		24	3	(2)	25
Provision for termination benefit incentives		260	4	(118)	146
Total Other provisions for employee benefits (*)	(b)	284	7	(120)	171
Total	(a+b)	1,396	59	(233)	1,222
of which:
non-current portion		1,212			1,075
current portion (*)		184			147

(*) The current portion refers only to Other provisions for employee benefits.

(millions of euros)		12/31/2009	Change in scope of consolidation Argentina BU	Increase	Decrease	12/31/2010

Provision for employee severance indemnities	(a)	1,051		40	(105)	986
Provision for pension plans		25	27	8	(1)	59
Provision for termination benefit incentives		146		228	(99)	275
Total Other provisions for employee benefits (*)	(b)	171	27	236	(100)	334
Total	(a+b)	1,222	27	276	(205)	1,320
of which:
non-current portion		1,075				1,129
current portion (*)		147				191

(*) The current portion refers only to Other provisions for employee benefits.

Provision for employee severance indemnities refers only to the Italian companies of the Group. The balance decreased 65 million euros as a result of the sum of provision charges recorded in the income statement (40 million euros for the interest due for all Group companies, the charges for severance indemnity for companies with less than 50 employees and actuarial (gains) losses) and utilizations (-105 million euros for indemnities paid to employees who terminated employment and for advances).

According to national law, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable remuneration of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-prescribed interest earned. The liability is not associated with any vesting condition or period or any funding obligation; hence, there are no assets servicing the provision.

Under the regulations introduced by Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), for companies with at least 50 employees, the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “Defined contribution plan”.

However, revaluations of the provision for employee severance indemnities existing at the election date, for all companies, and also the amounts accrued and not assigned to supplementary pension plans, for companies with less than 50 employees, are retained in the provision for employee severance indemnities. In accordance with IAS 19, this provision has been recognized as a “Defined benefit plan”.

Under IAS 19, employee severance indemnities have been recalculated with actuarial techniques using the Projected Unit Credit Cost Method as follows:

•

the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in remuneration etc.). The estimate of future benefits includes any increases for additional service seniority as well as the estimated increase in the remuneration level at the measurement date – only for employees of companies with less than 50 employees;

•

the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate and the probability that each benefit has to be effectively paid;

•

the liability of each interested company has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees) or identifying the amount of the average present value of future benefits which refer to the past service already matured by the employee at the measurement date (for the others).

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non-executives

• Cost-of-living increases
- in the year of measurement - (November 2010 official date) - afterwards	1.7% per annum 1.9% per annum	1.7% per annum 1.9% per annum
• Discount rate	4.1% per annum	4.1% per annum
• Increase in remuneration
- equal to or less than 40 years of age	2.9% per annum	2.9% per annum
- over 40 but equal to or less than 55 years of age	2.4% per annum	2.4% per annum
- over 55 years of age	1.9% per annum	1.9% per annum

DEMOGRAPHIC ASSUMPTIONS	Executives	Non-executives

Probability of death	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”
Probability of disability	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%
Probability of resignation (in relation to the company):
• up to 40 years of age	3.0% - 5.0% in each year	1.5% - 4.0% in each year
• over 40 up to 50 years of age	1.5% - 4.0% in each year	0.5% - 2.5% in each year
• over 40 up to 50 years of age	9.0% in each year	2.3% in each year
• over 59 years of age	None	None
Probability of retirement:
• up to 60 years of age	From 35% to 50% (from 50% to 100% for women)	From 18% to 60% (from 33% to 100% for women)

• over 60 but less than 65 years of age	From 15% to 35% (from 0% to 100% for women)	From 10% to 18% (from 0% to 100% for women)
• over 66 years of age	100%	100%
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	3.0% in each year	3.0% in each year

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2010 and 2009, respectively, of 986 million euros and 1,051 million euros.

The effect on the income statement, included in employee benefits expenses, is as follows:

(millions of euros)	2010	2009

Current service cost (*)	-	-
Finance expenses (**)	44	67
Net actuarial (gains) losses recognized during the year	(4)	(15)
Total expenses	40	52
Effective return on plan assets	there are no assets servicing the plan

(*) Following the social security reform, the quotas intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expense” in “Social security expenses” and not as “Employee severance indemnities expenses”. The latter account will still be used only for the severance indemnity expenses of companies with less than 50 employees (equal to 0.5 million euros in 2010 compared to 0.3 million euros in 2009).

(**) Finance expenses include the portion relating to Elettra for nine months of the year.

Provisions for pension plans principally refer to pension plans operating in foreign companies of the Group. The increase of 34 million euros is due principally to the entry in the scope of consolidation of the Sofora group (Argentina). The decrease refers to the exit of the BBNed group from the scope of consolidation.

Provisions for termination benefit incentives increased 129 million euros as a result of the sum of new provision charges in 2010 regarding expenses for mobility under Law 223/91 by the Parent, Telecom Italia S.p.A., Telecom Italia Sparkle, Shared Service Center, Olivetti, Olivetti I-Jet and Advalso and the utilization during the year of the provision for mobility under Law 223/91 accrued in 2008 by the Parent, Telecom Italia S.p.A., Telecom Italia Sparkle, Olivetti and Olivetti I-Jet.

Note 24 – Provisions

Provisions decreased 436 million euros compared to December 31, 2009 and are composed of the following:

(millions of euros)	12/31/2009	Change in scope of consolidation Argentina BU	Increase	Taken to income	Used directly	Exchange differences and other changes	12/31/2010

Provision for taxation and tax risks	157	31	15	(19)	(39)	18	163
Provision for asset retirement obligations	458	9	15	-	(10)	(13)	459
Provision for legal disputes	314	73	76	(2)	(138)	10	333
Provision for commercial risks	70	1	6	(6)	(14)	6	63
Provision for risks and charges on investments and corporate-related transactions	150		24	-	(56)	(3)	115
Other provisions	558		16	(3)	(423)	(10)	138
Total	1,707	114	152	(30)	(680)	8	1,271
of which:							-
non-current portion	782						860
current portion	925						411

Provision for taxation and tax risks increased 6 million euros compared to December 31, 2009. In particular, the Parent, Telecom Italia, used 22 million euros in connection with the pre-litigation settlement of disputes with the Revenue Agency relating to the tax periods 2002, 2005, 2006 and 2007 in reference to the deductibility of certain “TOP” and “Security” costs for purposes of income taxes and VAT. The Parent also took to income the portion of direct taxes in excess of requirements. Moreover, internal checks were begun during the year with regard to export transactions for the period 2005-2010 with San Marino operators; in this connection, in some cases the documentation was found to be incomplete. Therefore, a decision was made to accrue in the provision for taxation a total of about 4 million euros (of which 3 million euros relates to probable fines for the period 2005-2009 and 1 million euros to interest and the voluntary disclosure of tax due for 2010).

Provision for asset retirement obligations refers to the charge for the estimated cost to dismantle tangible assets and restore the sites of Telecom Italia S.p.A., the Brazil Business Unit and the Sofora group (Argentina).

This provision increased 1 million euros due to:

•

new provision charges  (+15 million euros) and utilizations (-10 million euros)

•

change in the estimate of expenses (-26 million euros) of Telecom Italia S.p.A. and exchange differences of the Brazil Business Unit (+13 million euros);

•

entry of the Sofora group (Argentina) in the scope of consolidation (+9 million euros).

Provision for legal disputes increased 19 million euros compared to December 31, 2009. The increase due to the entry of the Sofora group (Argentina) in the scope of consolidation is offset by the utilization of the Parent, Telecom Italia, to settle certain disputes.

Other provisions decreased 420 million euros particularly due to the partial utilization for 418 million euros of the provision accrued in prior years in respect of the Telecom Italia Sparkle case. In particular, with reference to this case, on July 19, 2010, after an in-depth evaluation, also in light of the opinions expressed by authoritative professionals, the company decided to pay the reduced fines (25% instead of 100% of the amount fined) and the full amount of VAT considered non-deductible and the relative interest, for a total amount of 418 million euros. Further details are provided in the Note “Contingent liabilities, other information, commitments and guarantees”.

Note 25 – Miscellaneous payables and other non-current liabilities

Miscellaneous payables and other non-current liabilities increased 2 million euros compared to December 31, 2009. The composition is as follows:

(millions of euros)	12/31/2010	12/31/2009

Payables to social security agencies	67	137
Capital grants	55	84
Deferred income	863	850
Income tax payables (*)	44	-
Other payables and liabilities	57	13
Total	1,086	1,084

(*) Analyzed in the Note "Income tax payables".

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992. Details are as follows:

(millions of euros)	12/31/2010	12/31/2009

Non-current payables:
Due from 2 to 5 years after the end of the reporting period	46	108
Due beyond 5 years after the end of the reporting period	21	29
	67	137
Current payables	76	228
Total	143	365

In particular, with reference to the payable for pension fund integration under Law 58/1992, the higher amount in 2010 (as in 2009) of short-term items (principal and interest) in comparison to medium/long-term items (only principal) is largely due to the extinguishment of the payable relating to employees of the former Iritel, the last installment of which (in total equal to approximately 100 million euros) was paid in October 2010.

Deferred income includes 513 million euros (558 million euros at December 31, 2009) for the deferral of revenues from the activation of Telecom Italia S.p.A. telephone service and 257 million euros (283 million euros at December 31, 2009) for the deferral of revenues from the sale of transmission capacity, referring to future years.

Note 26 – Trade and miscellaneous payables and other current liabilities

Trade and miscellaneous payables and other current liabilities decreased 66 million euros compared to December 31, 2009 and are composed of the following:

(millions of euros)		12/31/2010	of which Financial Instruments IAS 39	12/31/2009	of which Financial Instruments IAS 39

Payables on construction work	(a)	23		24
Trade payables:
Payables to suppliers		4,943	4,943	4,689	4,689
Payables to other telecommunication operators		1,341	1,341	1,326	1,326
	(b)	6,284	6,284	6,015	6,015
Tax payables	(c)	685		652
Miscellaneous payables and other current liabilities:
Payables for employee compensation		537	537	440	440
Payables to social security agencies		273		421
Trade and miscellaneous deferred income		871		883
Advances received		27		26
Customer-related items		1,179	360	1,109	238
Payables for TLC operating fee		48		30
Dividends approved, but not yet paid to shareholders		93	93	22	22
Other current liabilities		333	223	326	235
Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year		190		147
Provisions for risks and charges for the current portion expected to be settled within 1 year		411		925
	(d)	3,962	1,213	4,329	935

Total	(a+b+c+d)	10,954	7,497	11,020	6,950

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Trade payables (all due within 1 year) amounting to 6,284 million euros (6,015 million euros at December 31, 2009) mainly refer to Telecom Italia S.p.A. (3,508 million euros), the companies in the Brazil Business Unit (1,379 million euros)  and the Argentina Business Unit (662 million euros).

Tax payables particularly refer to the VAT payable of Telecom Italia S.p.A. (115 million euros), the government concession tax of Telecom Italia S.p.A. (104 million euros), other tax payables of the Brazil Business Unit (247 million euros) and the Argentina Business Unit (101 million euros).

Note 27 – Income tax payables

Income tax payables decreased 48 million euros compared to December 31, 2009 and are composed as follows:

(millions of euros)	12/31/2010	12/31/2009

Current income tax payables:
Substitute tax	-	165
Income tax	235	118
Total	235	283

These are mainly in reference to:

-

Sofora - Telecom Argentina group payable (99 million euros);

-

Tim Brasil group payable (86 million euros);

-

IRES payable generated by the Telecom Italia Group consolidated national tax return for the year 2010  (28 million euros);

-

IRAP payable by the Parent, Telecom Italia, for the year 2010 (6 million euros);

In particular, note should be taken of the payment made in 2010 on the third installment of the substitute tax for tax realignment of part of the excess of off-book deductions as of December 31, 2007 (165 million euros).

Note 28 – Contingent liabilities, other information, commitments and guarantees

The most important arbitration cases and legal or tax disputes in which the Telecom Italia Group is involved at December 31, 2010 are described below.

The Telecom Italia Group carries provisions of 173 million euros for those of the disputes described below for which there is a risk of losing the case, including 89 million euros for liabilities related to the Telecom Italia Sparkle case. It should also be noted that the disputes that ended in 2010, mentioned in the consolidated financial statements for 2009, had no significant effects on the consolidated financial statements for 2010.

a) Contingent liabilities

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Rome Public Prosecutor’s Office

On February 23, 2010 the Guardia di Finanza (Finance Police), at the request of the Prosecutor’s Office of Rome (“Prosecutor”), served Telecom Italia Sparkle with:

c)

an order setting a fast track hearing procedure concerning the “request to apply the measure to prohibit Telecom Italia Sparkle from performing activities […]to be replaced with the appointment of a judicial administrator” pursuant to Legislative Decree No. 231/2001; and

d)

a warrant to seize approximately 298 million euros (corresponding to the unlawfully accrued VAT credit for those tax years in which the alleged unlawful activities took place),  as an interim measure.

The Prosecutor accused certain former directors and former and current employees of Telecom Italia Sparkle of cross border criminal conspiracy, tax evasion in league with others, international money laundering, reinvestment of profits from criminal activities and registering assets under false names. The charges of cross border criminal conspiracy, international money laundering and reinvestment of profits from criminal activities also are possible offenses that may entail administrative liability for a corporation under Legislative Decree No. 231/2001.

Telecom Italia Sparkle therefore set in motion a series of initiatives involving, in particular:

—

suspension of the employees involved in the proceedings and still employed, as well as the termination of employment of the employees in custody;

—

appointment of an independent professional (Prof. Paolo Ferro-Luzzi) to, among other things, verify that the organizational measures specified in Legislative Decree 231/2001 have been adopted and actually implemented, and consequent commitment to implementing any improvements recommended by the consultant;

—

a guarantee in favor of the Judicial Authority for approximately 72 million euros, in case of confiscation pursuant to article 19 of Legislative Decree No. 231/2001, of the amount that may be identified as profit of criminal activities alleged in relation to this case;

—

a guarantee in favor of the Tax Authority for approximately 123 million euros, representing the difference between the sum already seized to reflect VAT credits claimed for fiscal years 2005, 2006 and 2007 (approximately 298 million euros), and the maximum amount that could be due in relation to the definition of the company’s tax position with respect to the above VAT, by virtue of a possible settlement with the Italian Revenue Agency.

—

the adoption of a series of internal measures that incorporated the final suggestions formulated by Prof. Ferro-Luzzi on the governance of the company, its organization and control arrangements, operations, and the “Model 231”.

In the light of these initiatives and after revocation of the request to appoint a legal administrator by the Rome Prosecutor’s Office, the judge in the preliminary investigation (the GIP) declared that there are “no grounds to proceed”.

In May 2010, the Finance Police communicated a “note of findings” to Telecom Italia Sparkle, asserting:

—

that the VAT on the services attributable to the fraud mentioned above, deducted in the 2005, 2006 and 2007 tax years, totaling approximately 298 million euros, was not deductible; and

—

that the costs of the aforementioned operations were not deductible for the purposes of IRES and IRAP taxes, with an estimated total tax charge of approximately 429 million euros, plus fines and interest.

Subsequently, in July 2010, the Lazio regional office of the Agenzia delle Entrate (Italian Revenue Agency), taking note of the findings raised by the Finance Police, served three notices of assessment on Telecom Italia Sparkle, notifying the company of the non-deductibility of VAT for approximately 298 million euros, as mentioned above, plus interest and fines.

In July 2010 Telecom Italia Sparkle paid the fines in a reduced amount (25% of the sum imposed), the whole of the VAT considered to be non-deductible, plus applicable interest, for a total of 418 million euros. After the payment, the guarantee for approximately 123 million euros, which had been issued in favor of the tax authorities, was terminated.

Moreover, in August 2010, Telecom Italia Sparkle’s application for the revocation of the preventive seizure ordered by the Rome Prosecutor’s Office in February 2010 was granted. As a result, the assets seized were released, apart from a sum of 10 million euros which remains under seizure for guarantees connected to the criminal proceedings currently underway.

Finally, granting the application made in August 2010 by the Rome Prosecutor’s Office, the judge in the preliminary investigation ordered the immediate trial of the defendants currently subject to pre-trial detention. In particular, the application requested the immediate trial of the ex-chief executive and two ex-employees.

In relation to this trial, Telecom Italia Sparkle filed an application to bring a civil action against all the defendants. The Court ruled this application inadmissible in its hearing on December 18, 2010, since it considered such an action incompatible with the company’s position as a subject of investigation pursuant to Legislative Decree 231/2001.

Given the complexity of the proceeding, and since it is not yet possible to have full knowledge of all the acts of the proceedings, at present the company cannot yet determine their final outcome. However, while an unfavorable outcome cannot be ruled out in principle, Telecom Italia Sparkle will pursue its defense with the utmost vigor to prove its innocence in the matters at issue. Regarding the effects of a conviction under Legislative Decree 231/2001, in addition to the administrative fines (the amount of which would be low) and interdictive measures, the proceeds of the crime would be seized. According to the case made by the Prosecutor, and without considering the effect of the Company’s defense arguments, such profits would amount to 72 million euros (a sum already guaranteed as described above and provided for in the 2009 consolidated financial statements).

So far as the residual tax risk is concerned, the Italian Revenue Agency has not, so far, issued notices of assessment in relation to the allegations of the Finance Police relating to direct taxation. In this respect, Telecom Italia Sparkle – also based on the opinion of authoritative professionals – believes that if this should happen, the risk of losing such a case is only possible, not probable. As a result, no provision to cover the tax risk for direct taxation has been made.

Other tax disputes

•

In February and March 2009, following the tax audits conducted by the Finance Police, the main findings of which have already been settled with the Agenzia delle Entrate (Italian Revenue Agency), as indicated in the 2008 Annual Report, the Company received notices disputing the income tax and VAT deductibility of certain “TOP” and “Security” costs for fiscal years 2002 and from 2004 to 2007. To this end, the Company has commenced a procedure with the Italian Revenue Agency for a pre-litigation settlement. The related expense totals approximately 22 million euros. This latest agreement settles the last of the disputes concerning the issue of the costs of the activities of the “TOP” and “Security” Departments.

•

On October 27, 2010 the Milan Revenue Agency issued a formal notice of assessment to subsidiary Olivetti Multiservices S.p.A. (OMS) which contested the invalid deduction of VAT in the 2005 and 2006 tax years for approximately 198 million euros, after recalculation of the so-called “pro rata of non-deductibility”.

Subsequently, on 27 and 28 October 2010, the Milan Revenue Agency issued an intimation of payment  to Telecom Italia and OMS, as jointly obligors, in which it also alleged that mortgage and cadastral tax had not been paid and requesting payment of approximately 61 million euros, including interest and fines.

The allegations of the Milan Revenue Agency originate from certain property transactions carried out in the 2005 and 2006 tax years as part of the reorganisation by Telecom Italia of the buildings used for network equipment.  The reorganisation involved the progressive vacating of some of the property used to house this equipment. These transactions were extensively described in the reports with the financial statements for 2005 and 2006.

It should be noted that the Board of Directors of Telecom Italia S.p.A. had approved the transfer of property worth a total of 1 billion euro at the end of 2005. Specifically, the transaction initially involved the transfer, in several tranches between December 2005 and November 2006, of a total of 1,378 properties to subsidiary Olivetti Multiservices (OMS), a company engaged, among other things, in managing and developing the property portfolio of the Telecom Italia Group with the aim of selling the property to third parties at the best price.  At the same time, the properties acquired were rented by OMS to Telecom Italia on the basis of contracts that reflected the operational requirements of Telecom Italia.

Subsequently, in the period from December 2005 to December 2006, OMS proceeded to transfer, in several tranches, a total of 1,279 properties by allocating them to two closed-end funds, one called Raissa and the other Spazio Industriale.

Finally, the last phase of the process to develop the property portfolio was the placement by OMS of shares in the closed-end funds received as consideration for the transfers of the property with institutional investors owned by “The Morgan Stanley Real Estate Funds” and the “Cypress Grove International Funds” (Soros); the remaining 35% was acquired by Pirelli & C Real Estate, which participated in the transactions in joint venture with the funds mentioned.

The assessment notified to OMS alleges that the company applied an invalid deduction of the VAT on the purchases of the properties assigned to the funds.

While the intimation of payment issued to OMS and to Telecom Italia S.p.A., based on the aforementioned formal notice of assessment, alleged that both companies had neglected to pay the  mortgage and cadastral tax due on the transfer of these properties, since the companies in question were alleged to have “abused the law”, by improperly using the tax regulations specifically introduced by the legislation to facilitate property transactions by using closed-end funds.

In relation to this, the Company believes it has fully complied with the tax regulations in these transactions, and that the allegations of the Revenue Agency are totally without grounds. Such conclusion is also reached on the basis of expert professional opinions. With respect to the notice of demand for stamp duty and mortgage tax, since this notice is definitive, the companies filed an appeal before the Milan Provincial Tax Commission, requesting cancellation of the intimation of payment as well as the suspension of the execution of the above payment. By Presidential Decree on February 14, 2011, the Milan Provincial Tax Commission granted the suspension of the notices in question and set the date for a hearing to deal with appeals for May 10, 2011. Moreover, the company has filed a petition  to the Revenue Agency for repealing and suspending the claims.

Application for indictment of Telecom Italia S.p.A. for an administrative offence pursuant to Legislative Decree 231/2001

In December 2008 Telecom Italia received a notice of commencement of proceedings for administrative offenses under articles 21 and 25, paragraphs 2 and 4 of legislative decree 231/2001, following the investigation, by the Public Prosecutor of Milan, of events involving former Company employees and consultants charged with a series of crimes, including—among others—the offense of bribing public officials to obtain information from confidential archives.

With the preliminary hearing pending, Telecom Italia submitted a request for the so-called sanction upon request (i.e. “plea bargaining”) pursuant to article 63 of legislative decree 231/2001, after, in its capacity as employer, it provided compensation to the employees and former employees whose personal information had been collected illegally, for a total cost of 1.8 million euros, and after it had settled with the government authorities that had filed a civil lawsuit against the Company all claims linked to the events covered by the penal proceedings (against payment of the sum of 750 thousand euros).

On May 28, 2010, the Judge concluded that the 400 thousand euros fine that the Company had agreed to pay was adequate: after this judgment, Telecom Italia was no longer a defendant in the criminal trial. At the same time, the Judge approved the motion for plea bargaining presented by many other defendants, including ex-employees of the Group.

In a judgment on the same date, the charges of unlawful appropriation of the assets of Telecom Italia and its subsidiary Telecom Italia Latam, which had been admitted to the trial as civil parties in relation to these offences, were declared to be without foundation. Both companies are challenging this judgment, and have appealed to the Italian Supreme Court. Until the aforementioned judgment that there is no case to answer is final, Telecom Italia still benefits from the pre-trial seizure of the assets of one of the defendants, worth over 15 million euros.

At the end of the preliminary hearing phase, the subsidiaries Telecom Italia Latam and Telecom Italia Audit and Compliance Services remained parties to the civil case in the trial for damages deriving from actions other than unlawful appropriation. The Company remained part of the criminal proceedings as the entity with civil vicarious liability, pursuant to article 2049 of the Italian Civil Code, for the actions of the three ex-employee defendants under trial. In this capacity, Telecom Italia has been served with pre-trial seizure orders for approximately 6 million euros in favor of the parties in the civil proceedings against the ex-employee defendants. All of these orders were, however, subsequently revoked by the Court of Re-examination.

The trial phase of the proceedings opened in September 2010 before the Criminal Court of Milan. In the first hearings, some of the intervening parties claiming civil damages asked to be involved in the proceedings on the charges of conspiracy and corruption. The judge for the preliminary hearing had not allowed them to become intervening parties in the proceedings relating to these charges. Telecom Italia has submitted a request to become a civil intervening party to the proceedings relating to all the alleged crimes of those defendants named in the order that are to be tried, including the charges of corruption and conspiracy.

In the hearing on January 26, 2010, the Court granted the motions to become a civil intervening party submitted by Telecom Italia and by the other intervening parties.

In relation to the requests that the Company pay/indemnify third parties, it should be noted that, given the current status of the hearings and on the basis of the available information, it is possible that the Company could lose such proceedings. With respect to one case, on the basis of the available information and the progress of the current proceedings, a negative outcome is deemed to be probable and hence a moderate amount has been provided in the financial statements.

FASTWEB

Proceedings initiated by Fastweb in October 2007 are still under way before the Court of Appeal of Milan, for the alleged abusive win-back strategy adopted by Telecom Italia in the market for residential and non-residential fixed-line voice telephony services and broadband internet access services. Plaintiff sought compensation for approximately 1,070 million euros. Fastweb’s lawsuit was based on the order issued by the Court of Appeal of Milan on May 16, 2006, following the urgent motion for relief filed by Fastweb, requiring Telecom Italia to cease and desist from continuing its alleged abusive conduct. Telecom Italia then filed a formal challenge against Fastweb’s claims.

In June 2010, at the Milan Court, Fastweb claimed damages of approximately 65 million euros (Fastweb also submitted a subordinate claim, quantifying the damages at 87 million euros) for alleged acts of unfair competition and misleading advertising as part of the “Impresa Semplice” advertising campaign, for the offer of integrated services to small and medium-sized enterprises. The judgment referred to a preceding opinion issued by the Jury of the IAP (Istituto di Autodisciplina Pubblicitaria), the advertising regulatory body, at the behest of Fastweb and other Operators, that this advertising campaign was indeed misleading. Telecom Italia, after remediation of certain minor points raised by its competitors in these proceedings, filed a reply and a counterclaim.

In January 2011, with its appointment of an arbitrator, Fastweb requested payment of damages for 146 million euros suffered after the alleged non-compliance with the provisions contained in the contract for the supply of the LLU (“Local Loop Unbundling”) service. In particular, Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network.

Once the Arbitration Panel is convened, the Company will present its defense and challenge the claims of the other party.

VODAFONE

Proceedings are still under way before the Court of Appeal of Milan in the action brought by Vodafone in July 2006, seeking compensation for losses set originally at 525 million euros and subsequently raised to 759 million euros. Plaintiff maintains that Telecom Italia engaged in abusive conduct, due to its dominant position in fixed telephony, to strengthen its role in the contiguous mobile telephony market, with exclusionary effects to the detriment of its competitor. According to Vodafone, Telecom Italia’s alleged abusive conduct involved residential and business customers and was illegal also because it broke the law on personal data protection.

Telecom Italia filed a formal challenge against Vodafone’s allegations and the grounds for its claims.

ANTIPIRACY GROUP - FEDERAZIONE ANTI PIRATERIA AUDIOVISIVA (FAPAV)

In June 2010, antipiracy group Federazione Anti Pirateria Audiovisiva (FAPAV) commenced proceedings against Telecom Italia in the Rome Court for compensation of the alleged damages (quantified at 320 million euros) resulting from its non-prevention of the illicit downloading of films by customers of the Company accessing certain websites. According to the claimant, Telecom Italia did not adopt the necessary technical and administrative measures to prevent the illegal use of its network. Fapav also asked that the Company provide the Judicial Authorities with information that identifies the customers involved in the alleged unlawful activities.

These proceedings follow a pre-trial procedure at the end of which the Rome Court excluded both any liability of Telecom Italia for the information it carries, and the obligation to suspend the internet access service of which Telecom Italia is merely supplier. The Court only ordered the Company to supply all the information in its possession on the alleged unlawful activity, other from information that identifies the subjects involved.

Telecom Italia, which has complied with the order, filed a reply asking that the claims of the other party be rejected in their entirety. The Italian association of authors and publishers (SIAE) has joined these proceedings to support FAPAV’s argument.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus filed a complaint alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers). Plaintiffs sought compensation of approximately 730 million euros for alleged losses suffered.

These proceedings were initiated as plaintiffs sought injunctive relief before the Court of Appeal of Milan, which ordered Telecom Italia to cease and desist from certain alleged abuses of dominant position perpetrated in the management of business relationships with Eutelia and Voiceplus. Specifically, the matter refers to Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users of non-geographical number services.

Telecom Italia appeared to ask the Court to dismiss plaintiffs’ claims.

After a delay in the proceedings pursuant to article 43 of the Legge Fallimentare (Italian Bankruptcy Law) after Eutelia was declared insolvent, Eutelia filed a request for resumption of the proceedings.

TELEUNIT

On October 29, 2009 Teleunit filed a complaint before the Court of Appeal of Milan alleging Telecom Italia’s abuse of dominant position in the premium service market. Plaintiff sought damages of approximately 362 million euros for the losses incurred. Telecom Italia filed a formal challenge to dispute plaintiff’s claims. So far the judge has dismissed the preliminary motions filed by Teleunit.

POSTE

There are some pending actions brought by Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, relating to the failure by Poste to make payment for services rendered under a series of contracts to supply IT goods and services. The lower court’s judgments established an outcome that was partially favorable to the ex-Olivetti, which have been appealed by Poste in individual rehearings.

Following these rehearings, a judgment of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, while another judgment of the same Court declared void one of the disputed contracts. After this judgment, Poste issued a writ for the return of approximately 58 million euros, opposed by Telecom Italia, given that the judgment of the Italian Supreme Court considering amendment of the above judgment is still pending.

In its opposition and appeal for suspension of execution, Telecom Italia argued that it had not been ordered to pay specific restitution at that time, and hence there was no valid right to execute (the judgment). Accepting this argument, the Rome Court suspended execution.

DISPUTE FOR ADJUSTMENTS ON LICENSE FEES FOR THE YEARS 1994-1998

Proceedings are still pending in relation to the request by the Ministry of Communications for Telecom Italia and TIM to pay balance amounts in addition to the sums already paid as license fees for 1994-1998.

ANTITRUST PROCEDURE A426– start of preliminary phase

On May 13, 2010 AGCM, in response to a complaint by Fastweb, commenced a preliminary investigation of possible abuse by Telecom Italia of its dominant position.  Fastweb alleged that Telecom Italia adopted conducts aimed at excluding other competitors from the public tenders held in 2010 by Consip and Enel for the award of contracts for fixed telephony services and IP connectivity. In particular, according to the complaint, Telecom Italia failed to provide information of a technical-economic nature that was allegedly essential for the preparation of bids by its competitors, and provided some network services to its commercial divisions at conditions that were better than those applied to other operators.

Fastweb complained of similar behavior to AGCom which, in a note of May 26, 2010, rejected Fastweb’s claims finding that Telecom Italia is not obliged to provide information or network services in the tender process other than those required by the industry regulations.

Since the investigation is still at an early stage, it is premature to reach any conclusions regarding the alleged conduct, particularly due to the involvement of issues that fall within the purview of AGCom. The company is currently considering its defense strategy.

ANTITRUST PROCEDURE A428 – start of preliminary phase

On June 23, 2010, AGCM, in response to reports by Fastweb and Wind, commenced a preliminary investigation of two distinct alleged abuses by Telecom Italia of its dominant position.

According to Wind, Telecom Italia allegedly instituted a “technical boycott”, hindering or delaying the activation of access services, by means of unjustified and spurious refusals (so-called KO). Moreover, according to both complaints, Telecom Italia allegedly applied a discriminatory price policy, offering high discounts on the price of access services to final customers only in those geographic areas of Italy in which disaggregated access services to the local network are available, and hence where other operators can offer greater competition. In order to substantiate their allegations, the OLOs pointed to the invitation to tender by the Florence municipal authority won by Telecom Italia in 2009.  In relation to this invitation to tender AGCom, after verifying the replicability of the economic conditions of the traffic services, notified Telecom Italia on February 1, 2011 that it had archived the allegations raised at the start.

Since the investigation is still at an early stage, it is premature to reach any conclusions regarding the alleged behavior. The company is currently considering its defense strategy.

ARGENTINA

Telecom Italia S.p.A. and Telecom Italia International N.V. were involved in judicial and administrative proceedings in Argentina brought by the Werthein group, by SECOM (the local communications authority), the CNDC (the local antitrust authority) and the Secretaría de Comercio Interior (a subdivision of Argentina’s Ministry of the Economy and Public Finance), with respect to their holding in Sofora.

On October 13, 2010 the Secretaría de Politíca Económica (a subdivision of Argentina’s Ministry of the Economy and Public Finance) issued a Resolution by which (following the provisions set forth by the CNDC) it authorized Telecom Italia Group to increase its stake in Sofora from 50% to 58% of its share capital, and accepted the commitments undertaken by Telecom Italia and the Werthein group aimed at preserving competition in relation to the activities of Telecom Argentina; the transaction was also approved by SECOM on the same date.

In addition, the Argentine Authorities approved the acquisition of 100% of the share capital of Olimpia S.p.A. by Telco S.p.A. (the “Telco Transaction”), subject to the fulfillment of the undertakings under a specific agreement signed by the parties to this Telco Transaction, as well as by the Telecom Italia Group companies operating in Argentina, as intervening parties. Such undertakings are intended to guarantee the separation of the activities of the Telefónica Group and the Telecom Italia Group in relation to their respective operations in Argentina.  By virtue of these Resolutions the various administrative proceedings in which the Telecom Italia Group was involved in the country are closed.

Finally, in accordance with the agreements signed by Telecom Italia Group and the Werthein group on August 5, 2010 (providing, among other things, for the settlement of the disputes and claims pending between them), the parties filed requests for withdrawal of the proceedings in which they were involved, which were accordingly dismissed by the competent Argentine courts on this basis.

BOLIVIA – ENTEL

On November 5, 2010, ETI (Euro Telecom International N.V. – a Telecom Italia Group subsidiary), the Bolivian government and Bolivian telecommunication operator Entel reached an agreement to resolve the dispute concerning the expropriation of ETI’s holding in Entel by the Bolivian government on May 1, 2008. On the basis of this agreement, ETI received the sum of 100 million dollars (71 million euros), and the parties renounced their respective claims on the ETI shareholding in Entel. The agreement also provided for the termination of the international arbitration proceedings brought by ETI, and the proceedings brought by the Bolivian government in the courts of the United States.

GERMANY - AOL ARBITRATION

In November 2008 AOL LLC and AOL Europe Sàrl (“AOL”) notified Telecom Italia Deutschland Holding GmbH (“TIDE”) and Telecom Italia S.p.A. that they had initiated arbitration proceedings before the Paris International Chamber of Commerce (“ICC”) in relation to the contract for TIDE’s acquisition of the broadband assets of the AOL Time Warner Group in Germany, signed in September 2006 and completed in February 2007.

The aim of the request for arbitration was to obtain:

(i)

a ruling that the contracts for the supply of services to a specific category of customers (known as Bring- Your-Own-Access or BYOA) are not to be considered sold to Telecom Italia and TIDE;

(ii)

an order for defendants to cause HanseNet (the German company controlled by TIDE at that time) to return to AOL the amount invoiced to BYOA customers for the above services (approximately 2 million euros).

In February 2009, Telecom Italia and TIDE filed their defenses and counterclaims, requesting that AOL, after confirmation that the BYOA customers had to be assigned by AOL, should transfer them, if still possible, and in any event pay any amount improperly collected by AOL as revenues from such customers, or compensation for the damages suffered.

The Arbitration Panel issued a partial award in November 2010, in which it declared that it had jurisdiction to decide on the request for arbitration and that Telecom Italia and TIDE were not entitled to the transfer of the BYOA customer category, since they did not belong to the access business transferred in 2007.

The Panel reserved its right to issue one or more subsequent awards on the matters still unresolved concerning not only AOL’s request for compensation, but also the counterclaims filed by Telecom Italia and TIDE, granting time to the parties to file their defenses on these aspects.

GREECE -DELAN

In 2005, Tim International N.V. (merged into Telecom Italia International N.V. in 2008) sold the entirety of its interest held in Tim Hellas. According to the agreement, Tim International agreed to indemnify the buyer against certain potential liabilities existing as of the date of the execution of the SPA, among which an arbitration between Tim Hellas and Delan Celular Services S.A. (Delan) started in 1998.

In July 2006, Tim Hellas (which had changed its corporate name into Wind Hellas) notified Tim International a decision by an arbitrational panel on the case in favor of Delan which awarded damages against Wind Hellas for a total amount of 52 million euros including interest. The arbitration award was challenged by Wind Hellas and quashed in the Court of Appeal. The Appeal Court ruling was subsequently confirmed by the Supreme Court.

During 2009, Carothers Ltd., as successor of Delan, started legal proceedings, both seeking interim injunctive measures and on the merits, against Wind Hellas before the Greek courts, on grounds similar to those raised in the arbitration case. Wind Hellas in turn served Telecom Italia International with an impleader for compulsory intervention, allegedly on the basis of the above mentioned indemnification obligations. This impleader was also extended to the injunctive proceedings, in which Carothers sought an attachment of the assets of Wind Hellas. In such injunctive proceedings, Telecom Italia International challenged its impleader as indemnifying party and in August 2010 the Athens court of the first instance declared the request by Wind Hellas inadmissible.

During 2010, Wind Hellas also served Telecom Italia International with an impleader to appear in another proceeding started in 2006 by Wind Hellas against what was at the time Delan (now Carothers), challenging the validity of the arbitration clause in relation to the Delan arbitration, and denying any liability for the damages incurred by Wind Hellas.

OTHER LIABILITIES CONNECTED WITH SALES OF ASSETS AND INVESTMENTS

Under the contracts for the sale of assets and companies, the Telecom Italia Group has guaranteed compensation generally commensurate to a percentage of purchase price to buyers for liabilities deriving mainly from legal, tax, social security and labor-related issues.

In connection with these contingent liabilities, totaling about 1,200 million euros, only for those cases in which an outflow of resources is considered probable, an amount of 103 million euros has been accrued in the provision for risks.

Moreover, the Telecom Italia Group is committed to provide further compensation for certain specific contractual provisions under agreements for the sale of assets and companies, for which the contingent liabilities cannot at present be determined.

b) Other information

Dispute concerning the license fee for 1998

Telecom Italia has issued proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) before the Rome Court for compensation of the damage caused by the Italian State through appeal judgment No. 7506/09 by the Consiglio di Stato (Council of State) that, in the view of the Company, violates the principles of current European community law.

The case was also brought in the light of community jurisprudence that recognizes the right to assert the responsibility of the State in relation to violation of rights recognized in community law and injured by a judgment that has become definitive, in respect of which no other remedy may be applied. The aforementioned appeal judgment definitively denied the right of Telecom Italia to restitution of the license fee for 1998 (totaling 386 million euros for Telecom Italia and 143 million euros for Tim, plus interest), already rejected by the Lazio Regional Administrative Court despite the favorable and binding opinion of the European Court of Justice on February 23, 2008 concerning the conflict between EC Directive 97/13 on general authorizations and individual licenses in the telecommunications services industry, and the national regulations that had confirmed, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the deregulation process already finalised. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation.

The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. In the meantime, on  January 15, 2011, Telecom Italia notified the Consiglio di Stato of its appeal for revocation of the judgment of the Consiglio di Stato itself that is the object of the proceedings.

Mobile telephony: investigation of Dealers

The verification process of prepaid SIM cards incorrectly associated to customer ID documents that started in 2005-2008 continued in 2010. This initiative involved substantially all the SIM cards identified as not properly documented by the internal audit of Telecom Italia in the “Greenfield Project” carried out with the support of Deloitte, (please refer to the  Appendix to the Report on the Corporate Governance and Ownership Structure) and not rectified by January 2009.

During the year, 368,000 identity documents were acquired from customers and 791,000 lines terminated. As a result of the actions taken, the number of SIM cards which were still to be considered as not compliant with applicable regulations had fallen to 723,000 by December 31, 2010.

The Milan Public Prosecutor’s Office recently commenced an investigation of the SIM cards with incorrect user registrations, following the internal investigation included as part of “Greenfield Project”. The investigation extends to the issue, raised in the Deloitte report prepared in connection with the Greenfield Project, of the irregular postponement of the normal expiry date (13 months after the last top-up or other chargeable post-sales action) of approximately 2.5 million SIM cards during the 2006-2008 period.

Telecom Italia is cooperating with this investigation and has created an internal Work Group to look at the issues in depth, with the aim of checking and reconstructing the events under investigation, the operational/authorization process related to the activities in question, and the number and the perimeter of SIM cards involved.

c) Commitments and guarantees

Surety bonds for 173 million euros, net of back-to-back guarantees received for 144 million euros, by Telecom Italia on behalf of associates (16 million euros) and other third parties for medium/long-term financial transactions.

The Parent, Telecom Italia, issued “weak” comfort letters for a total of 32 million euros on behalf of EtecSA (Cuba) for vendor financing. Such letters terminated on January 31, 2011 following the disposal of the investment.

Guarantees were provided by third parties to Group companies, amounting to 3,637 million euros, to guarantee financing received (2,239 million euros) and performance under outstanding contracts (1,398 million euros).

Details of the main surety bonds at December 31, 2010, are as follows:

Issuer	Amounts (1) (millions of euros)

BBVA - Banco Bilbao Vizcaya Argentaria	715
Intesa SanPaolo	486
Sumitomo	52
Bank of Tokyo - Mitsubishi UFJ	254
Banco Santander	86
Barclays Bank	75
CARIGE	92
Natixis	84
Other banks in favor of the EIB	116

(1)

For loans provided by the EIB to fund the following projects: Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network and Telecom Italia Banda Larga Mezzogiorno.

(2)

The guarantee provided by BNL/BNP Paribas for 46 million euros on the loan extended by the EIB for the Telecom Italia Breitband Infrastruktur Deutschland project, which was repaid before maturity for 40 million euros on June 18, 2010, will continue to be valid for 13 months after repayment, in accordance with the agreement for protection against any clawback risks.

(3)

The guarantee provided by BBVA for 163.5 million euros on the loan extend by the EIB for the  Breitband Infrastrukture Deutschland II Project, which was repaid for 142.2 million euros on September 30, 2010, will continue to be valid for 13 months after repayment, in accordance with the agreement for protection against any clawback risk.

(4)

The guarantees provided by BBVA for 149.5 million euros and BNL/BNP Paribas for 195.5 million euros on the loan extended by the EIB for the Banda Larga Mezzogiorno Project, were due, respectively, on November 9, 2010 and November 12, 2010 and replaced, as was Telecom Italia’s right, with other guaranteeing banks.

(5)

(6)

There are also surety bonds on the 3G service in Brazil for 109 million euros.

d) Assets pledged to secure financial liabilities

The contracts for low-rate loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to certain operating companies of the Tim Brasil group for a total equivalent amount of 913 million euros are guaranteed by a part of the receipts of those companies, deposited in bank accounts that are pledged in favor of BNDES. The bank will have access to such amounts only in the case of default by the companies, otherwise the funds are automatically transferred to accounts to which the latter have full access.

Note 29 – Revenues

Revenues increased 677 million euros compared to 2009.  The composition is as follows:

(millions of euros)	2010	2009

Equipment sales	1,608	1,735
Services	25,953	25,159
Revenues on construction contracts	10	-
Total	27,571	26,894

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, equal to 3,740 million euros (3,866 million euros in 2009, -3.3%) included in the costs of service.

For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

Note 30 – Other income

Other income decreased 25 million euros compared to 2009 and is composed of the following:

(millions of euros)	2010	2009

Compensation for late payment of telephone services	72	71
Recovery of employee benefits expenses and services rendered	47	46
Capital and operating grants	38	49
Damage compensation, penalties and sundry recoveries	18	30
Other income	80	84
Total	255	280

Note 31 – Acquisition of goods and services

Acquisition of goods and services decreased 97 million euros compared to 2009 and consist of the following:

(millions of euros)		2010	2009

Acquisitions of raw materials and merchandise	(a)	1,568	1,852
Costs of services:
Revenues due to other TLC operators		3,740	3,866
Interconnection costs		45	50
Commissions, sales commissions and other selling expenses		1,457	1,409
Advertising and promotion expenses		643	603
Professional and consulting services		380	340
Utilities		374	408
Maintenance		382	365
Outsourcing costs for other services		502	482
Mailing and delivery expenses for telephone bills, directories and other materials to customers		96	91
Other service expenses		848	793
	(b)	8,467	8,407
Lease and rental costs:
Rent and lease		594	572
TLC line lease rent and rent for satellite system use		490	366
Other lease and rental costs		264	283
	(c)	1,348	1,221
Total	(a+b+c)	11,383	11,480

Note 32 – Employee benefits expenses

Employee benefits expenses amount to 4,021 million euros, increasing 287 million euros and consist of the following:

(millions of euros)		2010	2009

Payroll expenses
Wages and salaries		2,615	2,570
Social security expenses		931	942
Employee severance indemnities		40	52
Other employee benefits		112	100
	(a)	3,698	3,664
Temp work costs	(b)	9	21
Miscellaneous expenses for personnel and for other labor-related services rendered
Remuneration of personnel other than employees		8	9
Charges for termination benefit incentives		56	40
Expenses for mobility under Law 223/91		258	-
Other		(8)	-
	(c)	314	49
Total	(a+b+c)	4,021	3,734

Higher employee benefits expenses are mainly due to:

•

the entry in the scope of consolidation of the Sofora group (Argentina) (+3,711 average headcount for 114 million euros);

•

lower expenses owing to the contraction in the average headcount of the salaried workforce: -3,526 compared to 2009 (net of Argentina) of whom an average of -565 persons are under so-called “solidarity contracts” in Telecom Italia S.p.A. and Shared Service Center;

•

expenses and accruals for a total of 258 million euros for mobility under Law 223/91, of which 254 million euros refers to the Domestic Business Unit following agreements reached with the labor unions by Telecom Italia S.p.A. (August 4, 2010), by Telecom Italia Sparkle (December 7, 2010) and by Shared Service Center (November 16, 2010), as well as 4 million euros for mobility agreements again under Law 223/91 signed by Olivetti (March 8, 2010 and September 30, 2010), Olivetti I-Jet (January 11, 2010) and Advalso (March 8, 2010) following the agreements reached with the labor unions by Telecom Italia S.p.A. on August 4, 2010, by Telecom Italia Sparkle on December 7, 2010 and by Shared Service Center on November 16, 2010.

The average headcount of the salaried workforce, including those with temp work contracts and excluding those of Discontinued operations/Non-current assets held for sale, is 70,150 in 2010 (69,964 in 2009).  A breakdown by category is as follows:

(headcount)	2010	2009

Executives	1,172	1,155
Middle Management	5,316	5,037
White collars	63,410	63,204
Blue collars	168	252
Employees on payroll	70,066	69,648
People with temp work contracts	84	316
Total average headcount of salaried workforce (*)	70,150	69,964

(*) Excluding employees of “Discontinued operations/Non-current assets held for sale” (2,168 in 2009).

Headcount in service at December 31, 2010, including those with temp work contracts but not employees relating to “Discontinued operations/Non-current assets held for sale” is 84,200 (71,384 at December 31,2009) with an increase of 12,816 principally due to the entry in the scope of consolidation of the Sofora group (Argentina) .

Note 33 – Other operating expenses

Other operating expenses increased 77 million euros compared to 2009 and are composed as follows:

(millions of euros)	2010	2009

Impairments and expenses in connection with credit management	478	565
Provision charges	80	168
TLC operating fees and charges	484	318
Indirect duties and taxes	200	128
Penalties, settlement compensation and administrative fines	105	73
Association dues and fees, donations, scholarships and traineeships	24	26
Sundry expenses	51	67
Total	1,422	1,345
of which, included in the supplementary disclosures on financial instruments	478	565

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Other operating expenses grew 77 million euros compared to 2009 due to the entry of the Argentina Business Unit in the scope of consolidation (impact of 83 million euros in 2010) and the increase of the Brazil Business Unit (+121 million euros including an exchange rate effect of +87 million euros), countered by the reduction of the Domestic Business Unit for 140 million euros.

Indirect duties and taxes include expenses for 15.6 million euros for the payment during the year of VAT regarding export invoices to San Marino operators in the period 2005-2009, for which the tax documentation proved to be incomplete.

Note 34 – Internally generated assets

Internally generated assets increased 32 million euros compared to 2009 and consist of the following:

(millions of euros)	2010	2009

Intangible assets with a finite useful life	287	291
Tangible assets owned	260	224
Total	547	515

Internally generated assets mainly include labor costs for technical staff dedicated to software development and work in connection with the executive design, construction and testing of network installations.

Note 35 – Depreciation and amortization

Depreciation and amortization decreased 4 million euros compared to 2009 and are composed of the following:

(millions of euros)		2010	2009

Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights		1,507	1,662
Concessions, licenses, trademarks and similar rights		314	272
Other intangible assets		395	317
	(a)	2,216	2,251
Depreciation of tangible assets owned:
Buildings (civil and industrial)		57	45
Plant and equipment		2,799	2,780
Manufacturing and distribution equipment		13	16
Ships		4	7
Other		343	328
	(b)	3,216	3,176
Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)		109	109
Plant and equipment		-	-
Aircraft		-	3
Other		6	12
	(c)	115	124
Total	(a+b+c)	5,547	5,551

The increase in amortization and depreciation charges is due to the entry of the Argentina Business Unit in the scope of consolidation (impact of 140 million euros in 2010) and higher charges by the Brazil Business Unit (+72 million euros, including the Brazilian real/euro exchange rate effect of +195 million euros), countered by the decrease in amortization and depreciation charges of the Domestic Business Unit (-207 million euros).

Further details are provided in the Notes “Other intangible assets” and “Tangible assets owned and under finance leases”

For a breakdown of depreciation and amortization by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

Note 36 – Gains (losses) on disposals of non-current assets

The composition is as follows:

(millions of euros)		2010	2009

Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets		22	14
Gains on the disposal of investments in subsidiaries		2	-
	(a)	24	14
Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets		13	62
Losses on disposal of consolidated investments		-	11
	(b)	13	73
Total	(a-b)	11	(59)

Net gains on disposals of non-current assets mainly include:

•

gain, net of the related transaction costs, for a total of 19 million euros, in connection with the completion of the Elettra sales transactions, realized through the sale of one of the ships and the subsequent disposal of the investment by the Domestic Business Unit – International Wholesale;

•

gain, net of the related transaction costs, for about 1 million euros, in connection with the disposal, on October 5, 2010, of the entire investment held in BBNed N.V.;

•

other net losses on the sale of non-current assets for a total of 9 million euros.

In 2009, net losses on disposals of non-current assets were recorded for 59 million euros. Of that amount, 39 million euros referred to the final divestiture of the platform for credit management of the Domestic Business Unit’s fixed consumer clientele segment and 11 million euros to the sale of a 60% stake in Telecom Media News S.p.A..

Note 37 – Impairment reversals (losses) on non-current assets

Details are as follows:

(millions of euros)	2010	2009

Impairment losses on non-current assets:
on intangible assets	56	7
on tangible assets	7	5
Total	63	12

The writedowns of non-current assets amount to 63 million euros and include 46 million euros for the impairment of the goodwill allocated to the Media Business Unit; the writedown was based on the results of the impairment test. The remaining amount comprises other writedowns of intangible and tangible assets and the provision charges for expenses connected with the transactions for the sale of BBNed and Elettra.

Note 38 – Other income (expenses) from investments

Details are as follows:

(millions of euros)	2010	2009

Income from other investments	2	2
Net gains on disposals of other investments	30	4
Sofora revaluation, net of the reversal of the negative exchange rate reserve	266	-
Impairment losses on Italtel Group	-	(39)
Impairment losses on other investments	(9)	(18)
Total	289	(51)
of which, included in the supplementary disclosures on financial instruments	22	(43)

Other income (expenses) from investments in 2010 is an income balance of 289 million euros and specifically include the revaluation, net of the negative exchange rate effect, of 266 million euros on the investment interest already held in Sofora Telecomunicaciones (50%). In particular, as set forth in IFRS 3, following the acquisition of control of Sofora Telecomunicaciones, which took place on October 13, 2010 through the acquisition of a further 8% stake, the investment interest previously held in the subsidiary, accounted for using the equity method, was remeasured at fair value at the acquisition date of control.

The line item also includes the net gain of 29 million euros realized on the settlement agreement reached between the Telecom Italia Group and the Bolivian government for the resolution of the dispute over the May 1, 2008 expropriation by that government of the investment held by the Group in Entel Bolivia.

In 2009, the balance of Other income (expenses) from investments was an expense balance of 51 million euros and included the writedown of 39 million euros on the investment in Italtel Group.

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Note 39 – Finance income and Finance expenses

►

Finance income

Finance income increased 520 million euros compared to 2009 and is composed as follows:

(millions of euros)		2010	2009

Other finance income:
Income from financial receivables, recorded in Non-current assets		1	4
Income from securities other than investments, classified as Non-current assets		-	-
Income from securities other than investments, recorded in Current assets		45	19
Income other than the above:
Interest income		143	132
Foreign exchange gains		740	445
Income from fair value hedge derivatives		502	462
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		635	617
Income from non-hedging derivatives		44	32
Miscellaneous finance income		53	18
	(a)	2,163	1,729
Positive fair value adjustments to:
Fair value hedge derivatives		841	38
Underlying financial assets and liabilities of fair value hedges		11	674
Non-hedging derivatives		66	120
	(b)	918	832
Impairment reversals on financial assets other than investments	(c)	-	-
Total	(a+b+c)	3,081	2,561
of which, included in the supplementary disclosures on financial instruments		335	298

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Foreign exchange gains amount to 740 million euros, increasing 295 million euros compared to 2009 (445 million euros). This amount was reduced by 3 million euros of foreign exchange losses originating from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (207 million euros in 2009). The counterpart of foreign exchange gains is represented by foreign exchange losses (734 million euros in 2010; 387 million euros in 2009).

Income from fair value hedge derivatives (502 million euros) increased 40 million euros compared to 2009 (462 million euros) and refers to CCIRS contracts for 84 million euros and IRS contracts for 418 million euros.

The positive effect of the Reversal of the Reserve for cash flow hedge derivatives to the income statement for the interest rate component (635 million euros) increased 18 million euros compared to 2009 (617 million euros). It refers to CCIRS contracts for 364 million euros, IRS contracts for 270 million euros and other derivative contracts for 1 million euros.

Income from non-hedging derivatives (44 million euros) increased 12 million euros compared to 2009 (32 million euros) and refers to IRS contracts for 24 million euros, CCIRS contracts for 9 million euros and other derivative contracts for 11 million euros.

Miscellaneous finance income (53 million euros) increased 35 million euros compared to 2009 (18 million euros).

Positive fair value adjustments to fair value hedge derivatives total 841 million euros, increasing 803 million euros compared to 2009 (38 million euros). The counterpart of this amount is represented by negative fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to 758 million euros (55 million euros in 2009).

Positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives amount to 11 million euros, decreasing 663 million euros compared to 2009 (674 million euros). The counterpart of this amount is represented by negative fair value adjustments to the corresponding fair value of the financial hedge derivatives equal to 68 million euros (667 million euros in 2009).

Positive fair value adjustments to non-hedging derivatives stand at 66 million euros, decreasing 54 million euros compared to 2009 (120 million euros). Of that reduction, 49 million euros is due to the effects of transactions put into place by the Brazil Business Unit (on financial debt in foreign currencies, entirely hedged but not qualifying for hedge accounting). The counterpart of this amount is represented by foreign exchange gains and losses.

►

Finance expenses

Finance expenses increased 424 million euros compared to 2009 and are composed as follows:

(millions of euros)		2010	2009

Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		1,646	1,663
Interest expenses to banks		218	242
Interest expenses to others		244	224
		2,108	2,129
Commissions		67	28
Foreign exchange losses		734	387
Charges from fair value hedge derivatives		286	355
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		772	751
Charges from non-hedging derivatives		87	63
Miscellaneous finance expenses		188	175
	(a)	4,242	3,888
Negative fair value adjustments to:
Fair value hedge derivatives		68	667
Underlying financial assets and liabilities of fair value hedge derivatives		758	55
Non-hedging derivatives		87	121
	(b)	913	843
Impairment losses on financial assets (Securities other than investments)	(c)	-	-
Total	(a+b+c)	5,155	4,731
of which, included in the supplementary disclosures on financial instruments		2,238	2,263

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Foreign exchange losses (734 million euros) increased 347 million euros compared to 2009 (387 million euros). This amount was reduced by 620 million euros of foreign exchange gains arising from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (135 million euros in 2009). The counterpart of this amount is represented by foreign exchange gains (740 million euros in 2010, 445 million euros in 2009).

Charges from fair value hedge derivatives (286 million euros) decreased 69 million euros compared to 2009 (355 million euros) and refer to CCIRS contracts for 103 million euros, IRS contracts for 165 million euros and other derivative contracts for 18 million euros.

The negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component (772 million euros) increased 20 million euros compared to 2009 (751 million euros) and refers to CCIRS contracts for 508 million euros, IRS contracts for 259 million euros and other derivative contracts for 5 million euros.

Charges from non-hedging derivatives (87 million euros) increased 24 million euros compared to 2009 (63 million euros) and refer to IRS contracts for 22 million euros, CCIRS contracts for 40 million euros and other derivative contracts for 25 million euros.

Miscellaneous finance expenses (188 million euros) increased 13 million euros compared to 2009 (175 million euros).

Negative fair value adjustments to fair value hedge derivatives (68 million euros) decreased 599 million euros compared to 2009 (667 million euros). The counterpart of this amount is represented by the positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to 11 million euros (674 million euros in 2009).

Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives (758 million euros) increased 703 million euros compared to 2009 (55 million euros). The counterpart of this amount is represented by positive fair value adjustments to the corresponding fair value hedge derivatives which amount to 841 million euros (38 million euros in 2009).

Negative fair value adjustments to non-hedging derivatives total 87 million euros, decreasing 34 million euros compared to 2009 (121 million euros). Of the amount of this reduction, 35 million euros is due to the effects of transactions put into place by the Brazil Business Unit (on financial debt in foreign currencies, entirely hedged but not qualifying for hedge accounting). The counterpart of this amount is represented by foreign exchange gains and losses.

For a better understanding of the net impacts commented above, a table is presented below:

(millions of euros)		2010	2009

Net exchange gains and losses:		6	58
Exchange gains		740	445
Exchange losses		(734)	(387)

Net result from derivatives	(a+b+c)	36	(58)
Income from fair value hedge derivatives		502	462
Charges from fair value hedge derivatives		(286)	(355)
Net result from fair value hedge derivatives	(a)	216	107
Positive effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component		635	617
Negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component		(772)	(751)
Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component	(b)	(137)	(134)
Income from non-hedging derivatives		44	32
Charges from non-hedging derivatives		(87)	(63)
Net result from non-hedging derivatives	(c)	(43)	(31)

Net fair value adjustments to fair value hedge derivatives and underlying:	(d+e)	26	(10)
Positive fair value adjustments to fair value hedge derivatives		841	38
Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		(758)	(55)
Net fair value adjustments	(d)	83	(17)
Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		11	674
Negative fair value adjustments to fair value hedge derivatives		(68)	(667)
Net fair value adjustments	(e)	(57)	7

Net fair value adjustments to non-hedging derivatives:	(f+g)	(21)	(1)
Positive fair value adjustments to non-hedging derivatives	(f)	66	120
Negative fair value adjustments to non-hedging derivatives	(g)	(87)	(121)

Note 40 – Income tax expense

Taxes on continuing operations decreased 573 millions of euros compared to 2009; considering “Taxes on Discontinued operations/Non-current assets held for sale” this change is 566 million euros.

Details are as follows:

(millions of euros)		2010	2009

Current taxes for the year		1,347	1,288
Lower current taxes of prior years		(89)	(101)
Benefit of reimbursement application for IRAP deductibility		-	(35)
Total current taxes		1,258	1,152
Deferred taxes		(710)	(31)
Total taxes on continuing operations	(a)	548	1,121
Total taxes on Discontinued operations/Non-current assets held for sale	(b)	-	(7)
Total income tax expense for the year	(a+b)	548	1,114

In particular, while income taxes of the Parent, Telecom Italia S.p.A., are basically stable, the Brazil Business Unit has a tax benefit of about 700 million euros arising mainly from the recognition of deferred tax assets in connection with the recoverability of tax loss carryforwards which became recoverable on the basis of estimated future taxable income.

Taxes on “Discontinued operations/Non-current assets held for sale” are classified in the income statement in “Profit (loss) from Discontinued operations/Non-current assets held for sale”.

The profit before tax and the income tax expense for the years ended December 31, 2010 and 2009 are summarized as follows:

(millions of euros)	2010	2009

Profit before tax:
from continuing operations	4,127	3,339
from Discontinued operations/Non-current assets held for sale	(7)	(629)
Total profit before tax	4,120	2,710
Current taxes	1,258	1,152
Deferred taxes	(710)	(38)
Total income tax expense	548	1,114
of which:
on continuing operations	548	1,121
on Discontinued operations/Non-current assets held for sale	-	(7)

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy, and the effective tax rate for the years ended December 31, 2010 and 2009 is the following:

(millions of euros)	2010		2009

Profit before tax:
from continuing operations	4,127		3,339
from Discontinued operations/Non-current assets held for sale	(7)		(629)
Total profit before tax	4,120		2,710
Income taxes calculated at tax rate in effect	1,133	27.5%	745	27.5%
Effect on income taxes, connected with:
Tax losses of the year not considered recoverable	18	0.5%	24	0.9%
Tax losses not considered recoverable in prior years and recoverable in future years	(627)	(15.2%)	(77)	(2.9%)
Non-deductible costs	36	0.9%	48	1.8%
Benefit of reimbursement application for IRAP deductibility	-	-	(35)	(1.3%)
Goodwill impairment charge and accruals to provisions for disposal of HanseNet	-	-	154	5.7%
Sofora revaluation	(73)	(1.8%)	-	-
Other net differences	(295)	(7.2%)	(85)	(3.2%)
IRAP	356	8.6%	340	12.6%
Total effective income tax recorded in income	548	13.3%	1,114	41.1%

Note 41 – Profit for the year

Profit for the year increased 1,976 million euros compared to 2009 and can be analyzed as follows:

(millions of euros)	2010	2009

Profit for the year	3,572	1,596
Attributable to:
Owners of the Parent
Profit (loss) from continuing operations	3,128	2,203
Profit (loss) from Discontinued operations/Non-current assets held for sale	(7)	(622)
Profit (loss) for the year attributable to owners of the Parent	3,121	1,581
Non-controlling interests:
Profit (loss) from continuing operations	451	15
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	-
Profit (loss) for the year attributable to Non-controlling interests	451	15

Note 42 – Earnings per share

For purposes of the calculation of diluted earnings per share, account was only taken of the potential ordinary shares relating to the equity compensation plans of the employees for which, at December 31, 2010, the market and non-market performance conditions were satisfied.  The additional dividends to which the savings shareholders are entitled (at an unvarying amount of 0.011 euros per share) conventionally were allocated entirely to the profit from continuing operations.

		2010	2009

Basic and diluted earnings per share
Profit attributable to owners of the Parent		3,121	1,581
Less: additional dividends for savings shares (0.011 euros per share)		(66)	(66)
	(millions of euros)	3,055	1,515
Average number of ordinary and savings shares	(millions)	19,266	19,247
Basic and diluted earnings per share – ordinary shares		0.16	0.08
Plus: additional dividends per savings share		0.01	0.01
Basic and diluted earnings per share – savings shares	(euros)	0.17	0.09
Basic and diluted earnings per share from continuing operations
Profit from continuing operations		3,128	2,203
Less: additional dividends for savings shares		(66)	(66)
	(millions of euros)	3,062	2,137
Average number of ordinary and savings shares	(millions)	19,266	19,247
Basic and diluted earnings per share from continuing operations — ordinary shares		0.16	0.11
Plus: additional dividends per savings share		0.01	0.01
Basic and diluted earnings per share from continuing operations — savings shares	(euros)	0.17	0.12
Basic and diluted earnings per share from discontinued operations/non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	(7)	(622)
Average number of ordinary and savings shares	(millions)	19,266	19,247
Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale - ordinary shares	(euros)	-	(0.03)
Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale - savings shares	(euros)	-	(0.03)

		2010	2009

Average number of ordinary shares(*)		13,239,883,276	13,220,792,908
Average number of savings shares		6,026,120,661	6,026,120,661
Total		19,266,003,937	19,246,913,569

(*) The number only takes into account the potential ordinary shares relating to equity compensation plans of the employees for which the market and non-market performance conditions were satisfied.

Note 43 – Segment reporting

►

a) Reporting by operating segment

Segment reporting is based on the following operating segments:

•

Domestic

•

Brazil

•

Argentina

•

Media

•

Olivetti

•

Other Operations

Separate Consolidated income statements by operating segment

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Revenues by operating segment

Capital expenditures by operating segment

Headcount by operating segment

Assets and liabilities by operating segment

►

b ) Reporting by geographical area

		Revenues				Non-current operating assets
		Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations

(millions of euros)		2010	2009	2010	2009	12/31/2010	12/31/2009

Italy	(a)	20,210	21,767	18,689	20,250	58,596	59,831
Abroad	(b)	7,361	5,127	8,882	6,644	10,702	5,974
Total	(a+b)	27,571	26,894	27,571	26,894	69,298	65,805

Note 44 – Related party transactions

At December 31, 2010 there are no significant transactions with related parties, including intragroup transactions, which are non-recurring or unusual / atypical in nature. Such transactions, when not dictated by specific laws, are in any case conducted at arm’s length.

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.

The effects on the individual line items of the separate consolidated income statements for the years 2010 and 2009 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 2010 (millions of euros)	Total	Related Parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op**	% incidence on financial statement line item
Revenues	27,571	130	22	876			**1,028**		**1,028**	3.7
Other income	255	2		4			**6**		**6**	2.4
Acquisition of goods and services	11,383	85	25	522			**632**		**632**	5.6
Employee benefits expenses	4,021			4	93	15	**112**		**112**	2.8
Gains (losses) on disposals of non-current assets	11			(1)			**(1)**		**(1)**	
Finance income	3,081			153			**153**		**153**	5.0
Finance expenses	5,155	37		48			**85**		**85**	1.6

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 2009 (millions of euros)	Total	Related Parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op**	% incidence on financial statement line item
Revenues	**26,894**	204	26	784			**1,014**	(36)	**978**	3.6
Other income	**280**	3		3			**6**		**6**	2.1
Acquisition of goods and services	**11,480**	91	6	560			**657**	(126)	**531**	4.6
Employee benefits expenses	**3,734**			4	92	15	**111**		**111**	3.0
Finance income	**2,561**			64			**64**		**64**	2.5
Finance expenses	**4,731**	31		248			**279**		**279**	5.9
Profit (loss) from Discontinued operations/Non current assets held for sale				(90)			**(90)**			

The effects on the individual line items of the consolidated statements of financial position at December 31, 2010 and at December 31, 2009 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2010 (millions of euros)	Total	Related Parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% incidence on financial statement line item
NET FINANCIAL DEBT										
Securities, financial receivables and other non-current financial assets	**(1.863)**			(109)			**(109)**		**(109)**	5,9
Securities other than investments (current assets)	**(1.316)**			(14)			**(14)**		**(14)**	1,1
Financial receivables and other current financial assets	**(438)**			(23)			**(23)**		**(23)**	5,3
Cash and cash equivalents	**(5.526)**			(113)			**(113)**		**(113)**	2,0
Non-current financial liabilities	**34.348**	193		238			**431**		**431**	1,3
Current financial liabilities	**6.882**	118		128			**246**		**246**	3,6
Total net financial debt	**32.087**	**311**		**107**			**418**		**418**	1,3
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS										
Miscellaneous receivables and other non-current assets	**934**	15					**15**		**15**	1,6
Trade and miscellaneous receivables and other current assets	**7.790**	65	1	204			**270**		**270**	3,5
Discontinued assets/Non-current assets held for sale of a non-financial nature	**389**									
Miscellaneous payables and other non-current liabilities	**1.086**			4			**4**		**4**	0,4
Trade and miscellaneous payables and other current liabilities	**10.954**	18	39	236	32		**325**		**325**	3,0

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2009 (millions of euros)	Total	Related Parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% incidence on financial statement line item
NET FINANCIAL DEBT										
Securities, financial receivables and other non-current financial assets	**(1.119)**			(48)			**(48)**		**(48)**	4,3
Securities other than investments (current assets)	**(1.843)**									
Financial receivables and other current financial assets	**(1.103)**			(22)			**(22)**		**(22)**	2,0
Cash and cash equivalents	**(5.504)**			(48)			**(48)**		**(48)**	0,9
Discontinued assets/Non-current assets held for sale of a financial nature	**(81)**									
Non-current financial liabilities	**36.797**	221		254			**475**		**475**	1,3
Current financial liabilities	**6.941**	128		413			**541**		**541**	7,8
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	**659**									
Total net financial debt	**34.747**	**349**		**549**			**898**		**898**	**2,6**
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS										
Miscellaneous receivables and other non-current assets	**893**	26					**26**		**26**	2,9
Trade and miscellaneous receivables and other current assets	**7.447**	120	6	163			**289**	(8)	**281**	3,8
Discontinued assets/Non-current assets held for sale of a non-financial nature	**1.152**			8			**8**			
Miscellaneous payables and other non-current liabilities	**1.084**		23	3			**26**	(1)	**25**	2,3
Trade and miscellaneous payables and other current liabilities	**11.020**	57	4	305	31		**397**	(32)	**365**	3,3
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	**308**			33			**33**			

The effects on the individual line items of the consolidated statements of cash flows for the years 2010 and 2009 are as follows:

Transactions with associates and joint ventures

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS (millions of euros)	2010	2009	TYPE OF CONTRACT
REVENUES			
ETECSA	5	5	International telecommunications services, roaming and technical assistance
LI.SIT. S.p.A.	3	25	Lombardy Region social health system information networking and telephone services
NordCom S.p.A.	3	2	Telephone services, data network connections and applications software and call center services
Telbios S.p.A.	2	2	Supply of telephone services, ADSL lines, sale of equipment and property leases
Teleleasing S.p.A.	115	167	Sale of equipment as per the 2000 collaboration agreement
TM News S.p.A.	1	1	Fixed and mobile telephone services, property leases and administrative outsourcing
Xtra Media Services B.V.		1	Internet connectivity services and custom operations
Other minor companies	1	1	
Total revenues	**130**	**204**	
OTHER INCOME	**2**	**3**	Recovery of costs of personnel on secondment and recovery of costs for services rendered
ACQUISITION OF GOODS AND SERVICES			
ETECSA	63	70	International telecommunications services and roaming
NordCom S.p.A.	2	2	Purchase and development of computer solutions and hardware hire
Telbios S.p.A.	4	6	Supply of audio/visual services and products and hardware systems and software for remote medicine offerings
Teleleasing S.p.A.	7	8	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
Tiglio I S.r.l.	4	3	Property leases
TM News S.p.A.	4	2	Supply of information contents for TimSpot services, photo and services for intranet and press agencies
Other minor companies	1		
Total acquisition of goods and services	**85**	**91**	
FINANCE EXPENSES			
Teleleasing S.p.A.	27	30	Interest expenses for finance leases with Teleleasing
Other minor companies	10	1	
Total financial expenses	**37**	**31**

Transactions with companies controlled by associates and joint ventures

Following the September 23, 2010 subscription to Italtel Group S.p.A.’s capital increase, the total percentage interest held by the Telecom Italia Group – through ordinary and preferred shares – rose from 19.37% to 34.68%, with the concomitant modification of governance. Therefore, from that date, the company is considered an associate and the companies controlled by Italtel Group S.p.A. are considered related parties of the Telecom Italia Group.

On October 13, 2010, the Sofora group entered the scope of consolidation following the acquisition of an 8% stake in the share capital of Sofora Telecomunicaciones S.A., the holding company of the Telecom Argentina group. Up to that date, Sofora Telecomunicaciones S.A. was an associate and therefore a related party; the companies controlled by Sofora Telecomunicaciones S.A. were related parties in that they were subsidiaries of associates.

The most significant amounts are summarized as follows:

At December 31, 2010, the Telecom Italia Group has provided guarantees on behalf of associates and companies controlled by associates for a total of 16 million euros (16 million euros al 12/31/2009), of which, on behalf of: Aree Urbane S.r.l. 5 million euros (11 million euros at 12/31/2009), EtecSA (Cuba) 3 million euros (3 million euros at 12/31/2009), TM News S.p.A. 2 million euros (2 million euros at 12/31/2009) and Italtel Group 6 million euros. Furthermore, weak comfort letters have also been provided for a total of 32 million euros (34 million euros at 12/31/2009) on behalf of EtecSA (Cuba) on vendor loans.

Transactions with other related parties (through directors, statutory auditors and key managers)

On February 27, 2009, following the resignation of Gianni Mion (through whom the companies of the Edizione group and the Sintonia group were related parties of Telecom Italia), Stefano Cao was co-opted as director (through whom only the companies of the Sintonia group are related parties of Telecom Italia); the shareholders’ meeting held on April 8, 2009 later confirmed this appointment.

On December 22, 2009, the director Stefano Cao resigned from the post of director. Consequently, the income statement transactions reported in the following tables with the Edizione group include the income statement transactions with respect to the Edizione Holding group from January 1, to March 31, 2009 and the Sintonia group from January 1, to December 22, 2009.

The most significant amounts are summarized as follows:

CONSOLIDATED SEPARATE INCOME STATEMENT LINE ITEMS (millions of euros)	2010	2009	TYPE OF CONTRACT
REVENUES			
ATM Group	1	1	Supply of personalized services and business data network
Edizione Group		7	Supply of telephone and data transmission services outsourced managed with dedicated assistance, work on network
Generali Group	62	53	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications equipment and services for foreign holdings
Intesa SanPaolo Group	95	121	Telephone, data and international network services, ICT services, LAN network management and applications platform
Mediobanca Group	6	6	Telephone and MPLS data network services and marketing of data and VoIP devices
Telefónica Group	712	596	Interconnection services, roaming, broadband access fees, supply of "IRU" transmission capacity and software
Total revenues	**876**	**784**	
OTHER INCOME	**4**	**3**	Damage compensation from the Generali Group
ACQUISITION OF GOODS AND SERVICES			
China Unicom Group	1	2	International telecommunications services and roaming
Edizione Group		8	Sponsorships, commissions for the sale of prepaid telephone cards, fees for laying cables along expressways, TV and internet rights connected with sports events
Generali Group	27	25	Insurance premiums and property leases
Intesa SanPaolo Group	13	16	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca Group	4	2	Credit recovery activities
Telefónica Group	477	507	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
Total acquisition of goods and services	**522**	**560**	
EMPLOYEE BENEFITS EXPENSES	**4**	**4**	Non-obligatory employee insurance taken out with the Generali group
GAINS (LOSSES) ON DISPOSAL OF NON-CURRENT ASSETS	**(1)**		Expenses for charges and fees to Mediobanca and Banca d'Intesa incurred for investment sales transactions
FINANCE INCOME			
Intesa SanPaolo Group	122	33	Bank accounts, deposits and hedging derivatives
Mediobanca Group	31	31	Bank accounts, deposits and hedging derivatives
Total finance income	**153**	**64**	
FINANCE EXPENSES			
Intesa SanPaolo Group	26	29	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
Mediobanca Group	22	219	Term Loan Facility and Revolving Credit Facility and hedging derivatives
Total finance expenses	**48**	**248**	
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE		**(90)**	Interconnection and roaming services of HanseNet GmbH (included in Discontinued Operations) to Telefónica Group

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euros)	12/31/2010	12/31/2009	TYPE OF CONTRACT
NET FINANCIAL DEBT			
SECURITIES, FINANCIAL RECEIVABLES AND OTHER NON-CURRENT FINANCIAL ASSETS			
Intesa SanPaolo Group	81	43	Hedging derivatives
Mediobanca Group	28	5	Hedging derivatives
Total securities, financial receivables and other non-current financial assets	**109**	**48**	
SECURITIES OTHER THAN INVESTMENTS (CURRENT ASSETS)			
Generali Group	2		Bonds
Intesa SanPaolo Group	7		Bonds
Mediobanca Group	5		Bonds
Total securities other than investments (current assets)	**14**		
FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS			
Intesa SanPaolo Group	10	8	Hedging derivatives
Mediobanca Group	13	14	Hedging derivatives
Total financial receivables and other current financial assets	**23**	**22**	
CASH AND CASH EQUIVALENTS	**113**	**48**	Bank accounts and deposits with Intesa SanPaolo group
NON-CURRENT FINANCIAL LIABILITIES			
Intesa SanPaolo Group	176	192	Revolving Credit Facility, hedging derivatives, loans and finance lease liabilities
Mediobanca Group	62	62	Revolving Credit Facility and hedging derivatives
Total non-current financial liabilities	**238**	**254**	
CURRENT FINANCIAL LIABILITIES			
Intesa SanPaolo Group	127	344	Bank accounts, hedging derivatives, finance lease liabilities and other financial payables
Mediobanca Group	1	69	Hedging derivatives
Total current financial liabilities	**128**	**413**	
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS			
TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS			
ATM Group	1		Supply of personalized services and business data network
China Unicom group	1	1	Supply of international telecommunications services and roaming
Generali Group	26	26	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications equipment and services for foreign holdings
Intesa SanPaolo Group	89	51	Supply of telephone and data and international network services, ICT services, LAN network management and applications platform
Mediobanca Group		2	Supply of telephone and MPLS data network services and marketing of data and VoIP devices
Telefónica Group	86	83	Interconnection services, roaming, broadband access fees, supply of "IRU" transmission capacity and software
Other minor companies	1		
Total trade and miscellaneous receivables and other current assets	**204**	**163**	
Discontinued assets/Non-current assets held for sale of a non-financial nature		**8**	Interconnection services and roaming of HanseNet GmbH (included in Discontinued Operations) to the Telefónica group
MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES	**4**	**3**	Deferred income relating to the supply of "IRU" transmission capacity to the Telefónica group
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES			
A1 Investments Group	1		Acquisition of "FISM rights"
China Unicom Group	1	1	International telecommunications services and roaming
Intesa SanPaolo Group	159	213	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca Group	1	2	Credit recovery activities and factoring commissions
Telefónica Group	73	89	Interconnection services, roaming, site sharing, co-billing agreements, broadband line sharing and unbundling
Other minor companies	1		
Total trade and miscellaneous payables and other current liabilities	**236**	**305**	
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature		**33**	Interconnection services, roaming and other TLC activities of the company to be sold, Elettra TLC S.p.A., (at 6/30/2010) and the company in discontinued operations, HanseNet GmbH, (at 12/31/2009) with the Telefónica group

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS (millions of euros)	2010	2009	TYPE OF CONTRACT
PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS ON AN ACCRUAL BASIS			
Telefónica Group		19	Capitalization of costs connected with unbundling in Germany
A1 Investments Group	1		Capitalization of costs connected with "FISM rights"
Total purchase of intangible and tangible assets on an accrual basis	**1**	**19**	
DIVIDENDS PAID			
Telco	150	164	Dividend paid
Other minor companies	13	12	Dividends paid
Total dividend paid	**163**	**176**	Dividends paid

Sale of HanseNet Telekommunikation GmbH to the Telefónica group

On February 16, 2010, after having obtained the necessary authorizations from the competent authorities, the sale of HanseNet Telekommunikation GmbH to Telefónica group was finalized. HanseNet (an operator on the retail market of broadband services in Germany) was a 100%-owned subsidiary of Telecom Italia S.p.A. through the holding in Telecom Italia Deutschland Holding GmbH. The sales price of the company was based on an enterprise value of 900 million euros.

Transactions with pension funds

The most significant amounts are summarized as follows:

Remuneration to key managers

In 2010, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to 15 million euros in 2010 (15.4 million euros in 2009), analyzed as follows:

In 2010, the contributions paid in to the defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amount to 0.35 million euros (0.34 million euros in 2009).

Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, are the following:

Note 45 – Equity compensation plans

Equity compensation plans in effect at December 31, 2010 and at December 31, 2009 relate to the following:

•

options (including those at one time granted by Telecom Italia S.p.A. before its merger by incorporation in Olivetti S.p.A. – renamed Telecom Italia S.p.A. – and by TIM S.p.A., later merged in Telecom Italia S.p.A.) which give, or have given, the right to subscribe to Telecom Italia ordinary shares;

•

rights to the allotment of bonus Telecom Italia ordinary shares based on the effective period of participation in the plan by each of the beneficiaries and, in some cases, the degree to which they have reached pre-fixed performance targets.

These plans are used by Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

The Telecom Italia compensation plans are described in the following paragraphs.

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Stock Option Plans - Telecom Italia S.p.A.

In describing the stock option plans, so as to render the representation of the options homogeneous with that of the subscribable shares and also facilitate their measurement based on the relevant subscription prices, the concept of “equivalent options” has been used. This refers to a quantity of options equal to the number of ordinary shares of the current Telecom Italia S.p.A. that can be subscribed. In this manner, the weighted average prices and the exercise prices indicated are consistent and directly comparable among each other.

The principal features of the stock option plans in effect at December 31, 2009 and 2010 are summarized below.

Stock Option Plans (Date of Shareholders’ meeting)	BoD Grant Date (Beneficiaries)	Lot	Exchange Ratio (1)	Exercise Price of Options (2) (euros)	Exercise Price of Equivalent Options (3) (euros)	Original Grant		Exercise period		Equivalent Options Outstanding at:
						No. of Options	No. of Equivalent Options	from	to	12/31/2009	12/31/2010

2008 Top Plan (4/14/2008)	4/15/2008 (Executive Directors)	single	1	1.95	1.95	11,400,000	11,400,000	4/15/11	4/15/14	11,400,000	8,550,000
2002 Top Plan (6/12/2001- 5/26/2003)	2/13/2002 (16 Top Managers)	2°	3.300871	9.203	2.788052	3,540,000	11,685,083	2/18/04	2/18/09	------	------
		3°	3.300871	9.203	2.788052	4,720,000	15,580,111	2/18/05	2/18/10	5,941,567	------
2002 Plan granted in March (12/15/1998 - 8/10/2000 - 5/3/2001 - 5/26/2003)	3/26/2002 (Managers of the Group)	2°	3.300871	9.665	2.928015	8,987,400	29,666,248	3/3/04	3/3/09	------	------
		3°	3.300871	9.665	2.928015	11,983,200	39,554,997	3/3/05	3/3/10	16,929,390	------
2002 Plan granted in August (12/15/1998 - 8/10/2000 - 5/3/2001 - 5/26/2003)	8/1/2002 (Managers of the Group)	2°	3.300871	7.952	2.409061	252,000	831,819	3/3/04	3/3/09	------	------
		3°	3.300871	7.952	2.409061	336,000	1,109,093	3/3/05	3/3/10	224,457	------
2003-2005 Plan (10/10/2000 - 4/7/2005)	5/6/2002 (Managers and employees of the Group)	2°	1.730000	5.070	2.930636	16,685,666	28,866,202	5/24/04	5/31/09	------	------
		3°	1.730000	5.070	2.930636	16,685,667	28,866,204	12/22/04	5/31/10	1,212,557	------
Total										35,707,971	8,550,000

(1)

Number of Telecom Italia S.p.A. ordinary shares granted for the exercise of one option.

(2)

Original exercise price established for the exercise of one option.

(3)

Subscription price of one Telecom Italia S.p.A. ordinary share coming from the exercise of one equivalent option.

•

“Stock Option 2002 Top Plan”: options not subject to reaching performance targets.

•

“Stock Option 2002 Plan”: options not subject to reaching performance targets. Priority given to Group management who are already beneficiaries of the Stock Option 2000 Plan.

•

 “Stock Option Plans 2003-2005”: options not subject to reaching performance targets. Priority given to Group management who are already beneficiaries of TIM’s Stock Option 2001-2003 Plan and Supplementary Stock Option 2001-2003 Plan.

•

“Stock Option 2008 Top Plan”: options granted to the chairman and the CEO, which can be exercised at the end of the vesting period, for a period of three years starting from the grant date, on condition that the beneficiaries remain as directors of the Company up to the date of the shareholders’ meeting called to approve the financial statements for the year 2010 and except in the case of pre-set assumptions for the early vesting of part of the options granted.

The exercisability of 75% of the options granted is not subject to performance targets while the remaining 25% of the options granted are subject to the relative performance of the Total Shareholder Return (TSR) of Telecom Italia compared to the Total Shareholder Return of the 10 major companies (in terms of their weight in the Index) in the DJ STOXX TLC Index.

At the end of 2010, the options subject to performance conditions were forfeit since the Telecom Italia TSR did not reach the median of the panel of reference; therefore, the number of options outstanding at December 31, 2010, and which will become exercisable at the end of the vesting period, is equal to 75% of the options granted.

The exercisability of the options is valid for a period of three years starting from the end of the vesting period (or at the early vesting date). Options that are not exercised by end of the exercisability period will lapse. It is understood that, if the directors continue their relationship with the Company, for a year from the end of the vesting period, the beneficiaries have open availability up to a maximum of 50% of the shares purchasable by exercising the exercisable options.

The fair value of the options of the 2008 Top Plan was determined overall at the grant date (April 15, 2008) in an amount of 2,593 thousand euros and will be recognized in equity over the vesting period of the options with a contra-entry entry to “Employee benefits expenses”; the amount charged to income in 2010 was 864 thousand euros.

The fair value of the options has been calculating by applying the Montecarlo method and using the following calculation parameters:

•

exercise price: 1.95 euros per share;

•

current price: in relation to the performance targets set in the Plan, the share market prices have been considered at the grant date for Telecom Italia (1.40 euros per share (p.s.)) and for other leading companies in the telecommunications sector (Vodafone: 1.88 euros p.s., Telefónica: 18.6 euros p.s., France Telecom: 2.2 euros p.s., Deutsche Telekom: 11.19 euros p.s., British Telecom: 2.68 euros p.s., KPN: 11.38 euros p.s., Telia Sonera: 4.76 euros p.s., Telenor: 12.39 euros p.s. and OTE: 18.26 euros p.s.);

•

volatility: in relation to the performance targets set in the Plan, the volatility values of the shares were considered for Telecom Italia (33.02%) and for the above other leading companies in the telecommunications sector; at the measurement date, the implicit volatility of the relevant shares was assumed to be that observed on options negotiated for expirations of one year and where not available the volatility of the options closest to that date; finally, in the absence of options for that period, the volatility values were assumed to be the historical volatility of one year;

•

option period: three years for the vesting period (from April 15, 2008 to April 15, 2011) and three years for the exercise period (from April 15, 2011 to April 15, 2014);

•

expected dividends: dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid (0.08 euros per Telecom Italia ordinary share);

•

risk-free interest rate: this is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the life of the option (3.7485% for 6 years).

During 2009 and 2010, no options were exercised.

The market prices of Telecom Italia ordinary shares at December 31, 2009 and 2010 were respectively 1.0920 euros and 0.9711 euros, thus below the exercise price of the equivalent options outstanding and exercisable at those dates.

In 2010, the Stock Option Plans 2002 Top, 2002 and 2003-2005 lapsed since the terms for exercising the options expired.

Aggregate movements in all Telecom Italia stock option plans in 2009 and 2010 are presented in the following table.

	Number of Equivalent Options	Weighted Average Price per Equivalent Option (euros)

Options outstanding at December 31, 2008	59,073,999	2.70
Of which: Options exercisable at December 31, 2008	47,673,999	2.88
Granted during the year	-	--
Exercised during the year	-	-
Forfeit (1) during the year	-	-
Lapsed (2) during the year	(4,612,956)	2.86
Expired (3) during the year	(18,753,072)	2.89
Options outstanding at December 31, 2009	35,707,971	2.59
Of which: Options exercisable at December 31, 2009	24,307,971	2.89
Granted during the year	-	--
Exercised during the year	-	-
Forfeit (1) during the year	(2,850,000)	1.95
Lapsed (2) during the year	(1,152,662)	2.93
Expired (3) during the year	(23,155,309)	2.89
Options outstanding at December 31, 2010	8,550,000	1.95
Of which: Options exercisable at December 31, 2010	-	-

(1)

These equivalent options are forfeit since they could no longer be exercised as a result of failure to reach performance targets.

(2)

These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).

(3)

These equivalent options expired since they were not exercised during the stated period.

The following tables show the Telecom Italia stock option plans existing at December 31, 2010 and 2009 grouped by the exercise price range, the residual weighted average life and the weighted average grant price of the equivalent options:

Price Range	Equivalent Options Outstanding at December 31, 2010			Equivalent Options Exercisable at December 31, 2010
(euros)	Equivalent Options	Residual Weighted Average Life (years)	Weighted Average Grant Price (euros)	Equivalent Options	Weighted Average Grant Price (euros)

1.95	8,550,000	3.29	1.95	-	-
	8,550,000			-

Price Range	Equivalent Options Outstanding at December 31, 2009			Equivalent Options Exercisable at December 31, 2009
(euros)	Equivalent Options	Residual Weighted Average Life (years)	Weighted Average Grant Price (euros)	Equivalent Options	Weighted Average Grant Price (euros)

1.95	11,400,000	4.29	1.95	-	-
2.41	224,457	0.17	2.41	224,457	2.41
2.78 – 2.94	24,083,514	0.18	2.89	24,083,514	2.89
	35,707,971			24,307,971

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Performance Share Granting Plan - Telecom Italia S.p.A.

The Telecom Italia board of directors in its meeting held on August 8, 2008 passed a resolution to introduce the plan to grant bonus Telecom Italia ordinary shares under the “Performance Share Granting” plan approved by the shareholders’ meeting held on April 16, 2007. The plan grants beneficiaries (top management of Telecom Italia or its subsidiaries) the right to a pre-set maximum and variable number of bonus shares, according to the period of each single beneficiary’s effective participation in the plan and the extent to which the pre-set share performance targets, reported below, have been reached (reference can be made to  the specific information document published on August 9, 2008 and the communications published on September 16, 2008, October 1, 2009, January 1, 2010 and July 1, 2010).

The beneficiaries of the Plan include, among others, the executive directors of companies controlled by Telecom Italia S.p.A..

The situation as at December 31, 2010 shows that the number of the shares that could potentially be effectively allotted based on the rights granted is equal to 10,225,800 (of which 9,166,200 to Telecom Italia employees and 1,059,600 to executive directors of subsidiaries).

For each recipient, the maximum number of ordinary shares under the Full Grant was determined on the basis of the beneficiary’s organizational role, as a ratio between a multiple of the fixed annual compensation and the ordinary share trading price on March 5, 2008.

The Plan covers a period of three years, from July 1, 2008 to June 30, 2011.

As far as the Performance Targets are concerned, the Plan rewards the profit and equity return on the investment made by shareholders, measured using the Total Shareholder Return of Telecom Italia (TI TSR) during the Incentive Period. In particular, the number of shares vested is calculated as the percentage of the full grant on the basis of the degree to which the following targets have been reached:

•

an “absolute” TI TSR target: 20% of the full grant is conditional on this target;

•

a “relative” TI TSR target: 80% of the full grant is conditional on this target.

The TI TSR calculation conventionally assumes that the initial value is the share trading price on March 5, 2008 (the day before the board of directors’ meeting which approved the 2008-2010 strategic guidelines). The absolute TI TSR target value was set in the amount of 40% in relation to the entire three-year period of the Plan July 1, 2008 – June 30, 2011.

The relative TI TSR is an indicator of performance compared to market, represented by the variance of the TI TSR compared to the TSR of the Dow Jones Stoxx Index TLC sector (DJTLC - Bloomberg ticker SXKP). In relation to the three-year Plan, the ordinary shares can be granted starting from when the TSR of the Index is reached (corresponding to the vesting of shares equal to 10% of the full grant). For higher variance values, the number of shares vested grows until it reaches 80% of the full grant, in correspondence to a variance equal to or higher than +50%.

The fair value of the rights of the Performance Share Granting Plan, originally determined as a total of 2,593 thousand euros, at December 31, 2009 was equal to 2,551 thousand euros. During 2010, new options of the Performance Share Granting Plant were granted and others were forfeited; therefore, the fair value of the rights at December 31, 2010 – equal to 2,356 thousand euros (of which 2,147 thousand euros refers to employees of Telecom Italia) and determined based on the increase of 288 thousand euros due to the options granted on January 1, 2010 and July 1, 2010 and following the decrease of 483 thousand euros owing to options forfeited during the year - is recognized in equity over the vesting period of the rights with a contra-entry to “employees benefits expenses”, for 2,356 thousand euros (the charge to the 2010 income statement is 850 thousand euros).

The per unit fair value of the rights granted under the Performance Share Granting plan on September 8, 2008 and September 16, 2008 was determined at each grant date by applying the Montecarlo method and using the following calculation parameters at each grant date:

•

exercise price: equal to zero;

•

current price: in compliance with the regulation, for Telecom Italia this is represented by the share trading price on March 5, 2008 equal to 1.615 euros; for the Dow Jones Stoxx Index TLC sector this is represented by the average of the closing prices in June 2008 equal to 281.65 euros;

•

TI volatility: historical volatility values of one year were assumed, taken over the three previous years, and, respectively, 34.94% for the rights granted September 8, 2008 and 35.36% for the rights granted September 16, 2008;

•

option period: three years from June 30, 2008 to June 30, 2011;

•

expected dividends: for each grant, the dividends were assumed to be constant over the life of the rights granted on the basis of the latest dividends paid on Telecom Italia ordinary shares (0.08 euros per share);

•

risk-free interest rate: this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euros) with maturities commensurate with the life of the rights granted, respectively, 3.879% for the rights granted September 8, 2008 and 3.685% for the rights granted September 16, 2008.

The per unit fair value of the rights granted under the Performance Share Granting Plan on October 1, 2009 and January 1, 2010 was determined at each grant date by applying the Montecarlo method and using the following calculation parameters at each grant date:

•

exercise price: equal to zero;

•

current price: in compliance with the regulation, for Telecom Italia this is represented by the average of the share trading prices in June 2009 equal to 0.96168 euros; for the Dow Jones Stoxx Index TLC sector this is represented by the average of the closing prices in June 2009 equal to 214.01318 euros;

•

TI volatility: historical volatility values of one year were assumed, respectively taken over the two previous years and equal to 50.029% for the rights granted on October 1, 2009, taken over the previous 1.5 years and 37.781% for the rights granted on January 1, 2010;

•

option period: two years from June 30, 2009 to June 30, 2011;

•

expected dividends: for each grant, the dividends were assumed to be constant over the life of the rights granted on the basis of the latest dividends paid on Telecom Italia ordinary shares (0.05 euros per share)

•

risk-free interest rate: this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euros) with maturities commensurate with the life of the rights granted, respectively 1.222% for the rights granted on October 1, 2009 and 1.2742% for the rights granted on January 1, 2010.

The per unit fair value of the rights granted under the Performance Share Granting Plan on July 1, 2010 was determined at the grant date by applying the Montecarlo method and using the following calculation parameters:

•

exercise price: equal to zero;

•

current price: in compliance with the regulation, for Telecom Italia this is represented by the average of the share trading prices in June 2010 equal to 0.94 euros; for the Dow Jones Stoxx Index TLC sector this is represented by the average of the closing prices in June 2010 equal to 245.65 euros;

•

TI volatility: historical volatility values of one year were assumed taken over the two previous years and equal to 31.196%;

•

option period: one year from June 30, 2009 to June 30, 2011;

•

expected dividends: for each grant, the dividends were assumed to be constant over the life of the rights granted on the basis of the latest dividends paid on Telecom Italia ordinary shares (0.05 euros per share)

•

risk-free interest rate: this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euros) with maturities commensurate with the life of the rights granted and equal to 0.468%.

►

LTI Plan 2010 - 2015

The Telecom Italia board of directors in its meeting of February 25, 2010 voted to submit the Long Term Incentive Plan 2010-2015 (LTI Plan) to the April 29, 2010 shareholders’ meeting which approved the Plan on that date. The Plan provides for distributing, to a chosen number of management, who are not already beneficiaries of other long-term incentive plans, a cash bonus based on three-year performance measured against pre-set targets. Under the Plan, the beneficiaries have the option of investing 50% of the bonus in Telecom Italia (issuer) ordinary shares at market price and – retaining the shares and maintaining an employment relationship with companies of the Group for the next two years - the bonus allotment of an equal number of ordinary shares (reference can be made to the specific information document published on April 13, 2010 and the communication published on July 29, 2010, the date on which the CEO identified 121 beneficiaries of the Plan). Beginning in 2010, each year, if the board of directors so decides, an additional LTI

Plan could be introduced, establishing each time the conditions for entrance and performance measurement.

None of the members of the Telecom Italia board of directors is a beneficiary of the Plan. Beneficiaries, instead, can be managers who hold pro tempore positions in subsidiaries of the issuer. For each beneficiary, the bonus is determined in relation to the person’s organizational role and strategic potential as a percentage of the beneficiary’s fixed annual compensation.

Specifically, the total maximum bonus available to the beneficiaries is 8,754,600 euros to be paid in cash in the early months of 2013 and will vary in relation to reaching the pre-set three-year 2010-2012 performance targets. At the same time, the beneficiaries will have the option of investing 50% of the bonus in Telecom Italia ordinary shares as part of a share capital increase in cash reserved for the beneficiaries; the subscription price will be set on the basis of the market price at the date of the offering. The maximum equivalent amount of the reserved capital increase will therefore be equal to 4,377,300 euros.

Beneficiaries who retain the subscribed shares for two years, as described above, subject to being in the employ of companies of the Telecom Italia Group, in the early months 2015 will be allocated profits, under ex art. 2349 of the Italian Civil Code, through the issue of one bonus share for every subscribed share. The allotment of the bonus shares is not related to performance targets. Indicatively, in reference to the situation at December 31, 2010, the shares that could potentially be effectively allotted based on the rights granted are 4,507,568 (at the moment, these are all reserved for the 121 employees of Telecom Italia identified on July 29, 2010 and still in service at December 31, 2010).

The Plan covers a period of five years, from the beginning of 2010 to the first months of 2015 – when the bonus shares could be issued which are related to those paid and issued at the beginning of 2013. As far as the performance targets are concerned, during the incentive period, the Plan rewards both the profit and equity return on the investment made by the shareholders, measured using the Total Shareholder Return of Telecom Italia (TI TSR) and the financial result, measured in terms of Free Cash Flow.(FCF).

In particular:

•

the payment of 65% of the bonus will be linked to the TI TSR of the three-year period 2010-2012 compared to a basket made up of the 15 largest European telecommunications companies, with a payment of the bonus varying from 0 to 150% of the amount based on Telecom Italia‘s positioning in the list of peers;

•

the payment of 35%, instead, will be linked to an absolute performance indicator represented by the cumulative FCF during the period 2010-2012, with a payment of the bonus varying from 0% to 150% of the amount based on the degree to which the performance targets have been reached, as per the Business Plan relating to the same three-year period.

The Plan has been accounted for according to IFRS 2 (Share-based payment); the manner of settlement of the bonus includes a right composed of the following elements:

•

a debt component: represented by the Plan beneficiary’s right to ask for payment of the bonus in cash;

•

an equity component: represented by the right to receive 50% of the bonus in shares and the bonus shares at the end of the next two years.

The plan is measured as indicated below. With regard to the debt component:

•

65% linked to reaching TSR targets: calculated as the weighted average of the levels of expected bonus by the probability of fulfillment of the relative TSR scenarios (probability weighted average method); such probability is measured using the Montecarlo method;

•

35% linked to reaching FCF targets: calculated as the bonus level according to the FCF best estimate by making reference to the data of the Telecom Italia three-year plan.

With regard to the equity component, the theoretical value of the right to the bonus share was calculated as the fair value of a 24-month call option on the Telecom Italia ordinary share, starting in 3 years. The option measurement model takes into account the following input parameters:

•

spot price: the theoretical price of the Telecom Italia ordinary share three years from the grant date of the plan (the forward price is based on the current price and on the assumptions of dividends and discount rates during the period);

•

exercise price: equal to zero;

•

volatility: historical information relative to the Telecom Italia ordinary share in the year preceding the measurement date;

•

risk-free interest rate: 5 years;

•

expected dividends per share: equal to 0.55 euros in the first year and 0.60 euros in the second year, on the basis of the estimate by the Bloomberg agency;

•

option type: European.

The total value of the equity component also considers that:

•

for the possible purchase of shares at the end of the vesting period, the subscriber will use 50% of the value of the bonus, that is, 50% of the value of the debt component measured as described above: and

•

the purchase price of the shares will be assumed to be equal to the spot price used for the calculation of the theoretical value of the option.

When the LTI Plan 2010/2015 was introduced, its total measurement was 3,422 thousand euros, of which 2,376 thousand euros related to the debt component and 1,046 thousand euros to the equity component. Such measurement was confirmed at December 31, 2010. The relative expense recorded under “employee benefits expenses” in 2010 was 991 thousand euros, or which 792 thousand euros referred to the debt component and 199 thousand euros to the equity component (the latter component was recorded with a contra-entry to equity).

►

Broad-based Employee Share Ownership Plan 2010 – 2014

The Broad-based Employee Share Ownership Plan 2010/2014, approved by the April 29, 2010 shareholders’ meeting, consists of the offer to subscribe in cash to Telecom Italia ordinary shares at a discount on the market price, reserved for employees of Telecom Italia or companies controlled by Telecom Italia with registered offices in Italy. Payment may be made in installments through the payroll and with a further bonus allotment of ordinary shares, subject to retaining the subscribed shares and maintaining an employment relationship with companies of the Telecom Italia Group (reference can be made to the specific information document published on April 13, 2010). The same shareholders’ meeting specifically conferred power for this purpose to the board of directors, which determined 31,000,000 as the maximum number of shares issuable in 2010 for the execution of the first phase of the Plan, 300 shares as the minimum lot subscribable and 3,000 euros as the maximum amount of individual investment – taking into account the exemption, tax and contribution limit, established by art. 51 of the Consolidated Tax Act – compared with the presumable performance of the share in the short-term.

None of the members of the board of directors of Telecom Italia is a beneficiary of the Plan. The Plan, instead, is directed indistinctly to all employees of the Italian companies of the Group; therefore, beneficiaries can be managers who hold pro tempore positions in subsidiaries of the issuer.

The share offering was carried out from June 28, 2010 to July 9, 2010, with 9,474 employees subscribing to the shares (16% of those entitled). The shares were offered at a per share subscription price of 0.84 euros, corresponding to the arithmetic mean of the share trading prices between May 25, 2010 and June 25, 2010, discounted by 10%. On July 13, 2010, the employees were informed of the result of the subscription request; for accounting purposes that date represents the allotment and measurement date of the rights under the “Broad-based employee share ownership plan”. On July 29, 2010, a total of 27,056,139 Telecom Italia ordinary shares were issued (87% of the maximum number voted by the board of directors’ meeting), of which 24,427,422 are reserved for 8,530 employees of Telecom Italia S.p.A. and 2,628,717 for 944 employees of Italian subsidiaries; consequently, the quantity of shares issuable with the relative bonus capital increase destined to subscribers who for one year retain their shares and maintain an employment relationship with companies of the Telecom Italia Group, at that date, was equal to a maximum of 9,018,713 to be allotted as bonus shares in a ratio of one share for every three subscribed shares.

The Plan is accounted for in accordance with IFRS 2 (Share-based payment). Specifically: the per share fair value of the discount applied for subscription to the shares was calculated as the difference between the market price and the subscription price, defined as follows:

•

subscription price: 0.84 euros;

•

market price: share trading price of Telecom Italia ordinary shares recorded on the electronic screen market of Borsa Italiana S.p.A. on July 13, 2010.

The per share fair value of the discount, multiplied by the number of subscribed shares, gives the total discount, accounted for in full in 2010 in “employee benefits expenses” with a contra-entry to equity equal to 3,431 thousand euros.

The theoretical fair value of the right to the bonus share, instead, was calculated by referring to a 12-month call option on Telecom Italia ordinary shares and using the following input parameters:

•

spot price: the share trading price of Telecom Italia ordinary shares on July 13, 2010 on the electronic screen market of Borsa Italiana S.p.A.;

•

exercise price: equal to zero;

•

volatility: historical information relative to the Telecom Italia ordinary share in the 12 months preceding July 13, 2010;

•

risk-free interest rate: 1 year;

•

expected dividends per share: equal to 0.55 euros on the basis of the estimate by the Bloomberg agency;

•

option type: European.

The fair value of the right, multiplied by the maximum number of bonus shares that can be allotted, equals the total fair value of the rights to the bonus shares at the allotment date (8,190 thousand euros, of which 7,394 thousand euros refers to Telecom Italia S.p.A. and 796 thousand euros to Italian subsidiaries). Following the termination of employment relationships, the sales of shares and the intragroup transfer of employees, which took place up to December 31, 2010, the total fair value of the rights to the bonus shares at that date is equal to 8,098 thousand euros, of which 7,311 thousand euros refers to Telecom Italia S.p.A. and 787 thousand euros to Italian subsidiaries. The cost for the year 2010, accounted for in “employee benefits expenses” with a contra-entry to equity, is 3,760 thousand euros.

Note 46 – Significant non-recurring events and transactions

The impact of non-recurring events and transactions on equity, profit, net financial debt and cash flows of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006.

The impact of non-recurring events and transactions in 2010 is as follows:

(millions of euros)		Equity	Profit for the year	Carrying Net financial debt	Cash flows (*)

Amount – financial statements	(a)	32,610	3,572	32,087	(352)
Other income		2	2	-	-
Sundry expenses		(13)	(13)	12	(12)
Expenses for mobility under Law 223/91		(187)	(187)	94	(94)
Gains on disposal of Elettra		19	19	(35)	35
Gains on disposal of BBNed		1	1	(47)	39
Accruals to provision for risks and charges on investments		(4)	(4)	-	-
Impairment loss on goodwill		(46)	(46)	-	-
Reversal of impairment loss on EtecSA (Cuba)		30	30	-	-
Valuation of investment in Sofora at fair value		-	266	-	-
Other income connected with investments - Entel (Bolivia)		29	29	(71)	71
Net gains on disposals of Other investments		1	1	(1)	1
Payment of expenses connected with TI Sparkle case		-	-	418	(418)
Total impact – (excluding impact of Discontinued operations)	(b)	(168)	98	370	(378)
Impact of Discontinued operations	(c)	(7)	(7)	(800)	141
Figurative amount – financial statements	(a-b-c)	32,785	3,481	32,517	(115)

(*) Cash flows refer to the increase (decrease) in Cash and cash equivalents during the year.

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	2010	2009
Other income:
Other	2	-
Acquisition of goods and services / Other operating expenses:
Professional services for corporate-related transactions	-	(4)
Sundry expenses	(15)	(8)
Employee benefits expenses:
Expenses for mobility under Law 223/91	(258)	-
IMPACT ON EBITDA	(271)	(12)
Gains (losses) on non-current assets:
Gains on disposal of Elettra	19	-
Gains on disposal of BBNed	1	-
Loss on disposal of Telecom Media News	-	(11)
Losses on disposals intangible assets	-	(39)
Impairment reversals (losses) on non-current assets:
Impairment loss on goodwill	(46)	(6)
Accruals to provision for risks and charges on investments	(4)	-
IMPACT ON EBIT	(301)	(68)
Share of profits (losses) of associates and joint ventures accounted for using the equity method - Other income (expenses) from investments
Reversal of impairment loss on EtecSA (Cuba)	30	-
Valuation of investment in Sofora at fair value	266	-
Gains on disposal of Other investments	1	4
Other income connected with investments - Entel (Bolivia)	29	-
Finance income (expenses):
Other finance income and expenses	1	(10)
IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	26	(74)
Effect of income taxes	72	14
Discontinued operations	(7)	(599)
IMPACT ON PROFIT FOR THE YEAR	91	(659)

Note 47 – Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in 2010 the Telecom Italia Group has not put into place any atypical and/or unusual transactions, as defined by that Communication.

Note 48 – Other information

►

a) Exchange rates used to translate the financial statements of foreign operations (*)

		Year-end exchange rates (statements of financial position)		Average exchange rates for the year (income statements and statements of cash flows)

(local currency against 1 euro)		12/31/2010	12/31/2009	Year 2010	Year 2009

Europa
BGN	Bulgarian Lev	1.95580	1.95580	1.95580	1.95580
CZK	Czech koruna	25.06100	26.47300	25.28441	26.43714
HUF	Hungarian forint	277.9500	270.42000	275.43744	280.31935
CHF	Swiss franc	1.25040	1.48360	1.38036	1.50996
TRY	Turkish lira	2.06940	2.15470	1.99706	2.16256
GBP	Pound sterling	0.86075	0.88810	0.85804	0.89132
RON	Romanian leu	4.26200	4.23630	4.21185	4.23826

North America
USD	U.S. dollar	1.33620	1.44060	1.32620	1.39442

Latin America
VEF	Venezuelan bolivar	3.46978	3.09340	3.42870	2.99425
BOB	Bolivian boliviano	9.36676	10.11300	9.30962	9.79228
PEN	Peruvian nuevo sol	3.75086	4.16189	3.74631	4.19072
ARS	Argentinean peso	5.30994	5.46185	5.18735	5.20788
CLP	Chilean peso	625.27500	730.74400	675.52315	776.67296
COP	Colombian peso	2,571.3800	2,943.76000	2,516.50868	2,990.09031
MXN	Mexican peso	16.54750	18.92230	16.74302	18.79029
BRL	Brazilian real	2.22638	2.50837	2.33215	2.76933

Other countries
ILS	Israeli shekel	4.73775	5.45452	4.94668	5.46601

 (*) Source: data processed by the European Central Bank, Reuters and major Central Banks.

►

b) Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	12/31/2010	12/31/2009

Research and development costs expensed during year	64	74
Development costs capitalized	634	768
Total research and development costs (expensed and capitalized)	698	842

Moreover, in the separate consolidated income statement for the year 2010 amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 840 million euros.

Research and development activities conducted by the Telecom Italia Group are detailed in the Report on Operations.

►

c) Operating leases

Revenue related

The Group has signed contracts for the lease of direct connections, in particular numeric and analog lines, offered under wholesale plans to other interconnecting operators.

At December 31, 2010, the amount of lease installments receivable on non-cancelable lease contracts is equal to 4 million euros (6 million euros at December 31, 2009) and all of them are due within one year.

Expense related

The Group has signed lease contracts for buildings (for periods from 6 to 9 years) and lines. At December 31, 2010, the amount of lease installments payable on non-cancelable lease contracts is the following:

(millions of euros)	12/31/2010	12/31/2009

Within 1 year	234	417
From 2 to 5 years	573	597
Beyond 5 years	65	68
Total	872	1,082

►

d) Directors’ and statutory auditors’ remuneration

The total remuneration to which the directors and statutory auditors of Telecom Italia S.p.A. are entitled in 2010, for carrying out such functions in the Parent and in other consolidated companies, amounts to 6.1 million euros for the directors and 0.5 million euros for the statutory auditors.

►

Summary of fees to the audit firm and the firms in its network

The following schedule reports the accrued for audit and services other than audit rendered to the companies of the Telecom Italia Group by PricewaterhouseCoopers S.p.A. (“PwC”) and the other firms in the PricewaterhouseCoopers network (“PwC network”).

	PricewaterhouseCoopers S.p.A.			Other firms in the PricewaterhouseCoopers network
(in euros)	Telecom Italia	Subsidiaries	Telecom Italia Group	Telecom Italia	Subsidiaries	Telecom Italia Group	Total PWC network

Audit services	1,705,200	569,794	2,274,994	15,939	1,682,470	1,698,409	3,973,403
Verification services with issue of certification:	320,000	-	320,000	964	65,751	66,715	386,715
Other services:
- Accounting due diligence procedures on companies for acquisition	120,000	39,300	159,300	-	-	-	159,300
- tax consulting services	-	-	-	1,851	15,695	17,546	17,546
- other	-	-	-	19,900	-	19,900	19,900
Total accrued costs referring to 2010 for audit and other services from the PwC network	2,145,200	609,094	2,754,294	38,654	1,763,916	1,802,570	4,556,864

The following schedule reports the total fees due to PwC and the other firms in the PwC network for the audit of the 2010 financial statements as well as the accrued fees referring to the year 2010 for other audit/review services and for those services, other than the audit, rendered to companies of the Telecom Italia Group by PwC and the other firms in the PwC network. Also included here are out-of-pocket expenses incurred in 2010 relating to said services.

	PricewaterhouseCoopers S.p.A.			Other firms in the PricewaterhouseCoopers network
(in euros)	Telecom Italia	Subsidiaries	Telecom Italia Group	Telecom Italia	Subsidiaries	Telecom Italia Group	Total PwC network

Audit services	2,682,300	956,267	3,638,567	60,419	2,993,571	3,053,990	6,692,557
Verification services with issue of certification	320,000	-	320,000	964	65,751	66,715	386,715
Other services:
- Accounting due diligence procedures on companies for acquisition	120,000	39,300	159,300	-	-	-	159,300
- tax consulting services	-	-	-	1,851	15,695	17,546	17,546
- other	-	-	-	19,900	-	19,900	19,900
Total 2010 fees due for audit and other services from the PwC network	3,122,300	995,567	4,117,867	83,134	3,075,017	3,158,151	7,276,018
Out-of-pocket							195,155
TOTAL							7,471,173

Note 49 – Events subsequent to December 31, 2010

►

Purchase of Nortel Preferidas B shares (Nortel is a company controlled by Sofora)

On January 24, 2011, the Telecom Italia Group, through its subsidiary Telecom Italia International N.V., finalized the purchase from Fintech Investment Ltd of 2,351,752 Nortel American Depositary Shares (ADS), representing Preferidas B shares, for 65,849,056.00 U.S. dollars. Nortel is the holding company controlling the Telecom Argentina group, and is in turn controlled by Sofora.

The ADSs in question represent 117,587.6 Preferidas B shares, which correspond to 8% of the total Preferidas B shares (without voting rights); taking into account the investment held by Nortel in Telecom Argentina, the Telecom Italia Group’s economic interest in Telecom Argentina went from 16.2% to 18.3%.

►

Sale of the entire investment held in EtecSA (Cuba)

On January 31, 2011, Telecom Italia International N.V. (a company of the Telecom Italia Group) finalized the sale of its entire 27% investment in the Cuban operator EtecSA to the Cuban financial company Rafin S.A..

The sales transaction provides that the Telecom Italia Group will receive a total amount of 706 million U.S. dollars, of which 500 million U.S. dollars (equal to 365 million euros) has already been paid by the buyer (formally authorized by the Cuban government), while the remaining amount will paid by EtecSA in 36 monthly installments. The receivable is secured by a specific guarantee.

From an economic standpoint, the transaction will have a positive impact on the 2011 separate consolidated income statement of about 15 million euros, in addition to the reversal of the impairment loss of 30 million euros recorded in 2010.

►

Bond issue

On January 25, 2011, the Parent, Telecom Italia S.p.A. issued bonds for 1,000 million euros, 5.125% annual coupon and maturity on January 25, 2016. The bonds issued at a price of 99.686 produce a yield of 5.198%.

►

Bond buyback

Between January 7, 2011 and February 16, 2011, Telecom Italia Finance repurchased a part of the bonds denominated “Telecom Italia Finance 7.5% April 2011” for 50 million euros and the bonds denominated “Telecom Italia Finance 7.25% April 2012” for 187 million euros. In 2009 and 2010, the “Telecom Italia Finance 7.5% April 2011” bonds were bought back for a total of 116 million euros.

Note 50 – List of companies of the Telecom Italia Group

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, the list of companies is provided herein.

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency, in addition to the percentage holding of share capital, the percentage of voting rights in the ordinary shareholders’ meeting if different than the percentage holding of share capital, and which companies hold the investment.

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
MATRIX S.p.A. (internet connection services)	MILAN (ITALY)	EUR	2,100,000	100.0000		TELECOM ITALIA S.p.A.
MED 1 (NETHERLANDS) B.V. (investment holding company)	AMSTERDAM (NETHERLANDS)	EUR	18,200	100.0000		MED 1 SUBMARINE CABLES Ltd
MED 1 ITALY S.r.l. (construction and management of submarine cables in Italian territorial waters)	ROME (ITALY)	EUR	548,477	100.0000		MED 1 (NETHERLANDS) B.V.
MED 1 SUBMARINE CABLES Ltd (construction and management of the submarine cable LEV-1)	RAMAT GAN (ISRAEL)	ILS	55,886,866	99.9123		TELECOM ITALIA SPARKLE S.p.A.
MEDITERRANEAN NAUTILUS B.V. (investment holding company)	AMSTERDAM (NETHERLANDS)	EUR	18,003	100.0000		LAN MED NAUTILUS Ltd
MEDITERRANEAN NAUTILUS BULGARIA EOOD (telecommunications services)	SOFIA (BULGARIA)	BGN	100,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS GREECE S.A. (installation and management of submarine cable systems)	ATHENS (GREECE)	EUR	111,600	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS ISRAEL Ltd (international wholesale telecommunications services)	RAMAT GAN (ISRAEL)	ILS	1,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and management of submarine cable systems)	ROME (ITALY)	EUR	3,100,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications services)	ISTANBUL (TURKEY)	TRY	5,639,065	99.9996 0.0001 0.0001 0.0001 0.0001		MEDITERRANEAN NAUTILUS B.V. LAN MED NAUTILUS Ltd MEDITERRANEAN NAUTILUS ITALY S.p.A. MEDITERRANEAN NAUTILUS ISRAEL Ltd MEDITERRANEAN NAUTILUS GREECE S.A.
OLIVETTI MULTISERVICES S.p.A. (real estate management)	MILAN (ITALY)	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.
PATH.NET S.p.A. interconnection and telecommunications services)	ROME (ITALY)	EUR	25,800,000	100.0000		TELECOM ITALIA S.p.A.
SHARED SERVICE CENTER S.r.l. (planning, design, creation and running of information services)	ROME (ITALY)	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
TECNOSERVIZI MOBILI S.r.l. (management of movable assets)	ROME (ITALY)	EUR	26,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES Scarl (internal auditing for the Telecom Italia Group)	MILAN (ITALY)	EUR	2,750,000	81.8182 18.1818		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	AMSTERDAM (NETHERLANDS)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SAN MARINO S.p.A. (telecommunications management in San Marino)	ROVERETA-FALCIANO (SAN MARINO)	EUR	1,808,000	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA S.p.A.
TELECOM ITALIA SPAIN SL UNIPERSONAL (telecommunications services)	MADRID (SPAIN)	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE CZECH S.R.O. (telecommunications services)	PRAGUE (CZECH REPUBLIC)	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE EST S.R.L. (telecommunications services)	BUCHAREST (RUMANIA)	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE HUNGARY K.F.T. (telecommunications services)	BUDAPEST (HUNGARY)	HUF	2,870,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE LUXEMBOURG S.A. (investment holding company)	LUXEMBOURG (LUXEMBOURG)	EUR	41,625,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE OF NORTH AMERICA, Inc. (telecommunications and promotional services)	NEW YORK (UNITED STATES)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE S.p.A. (public and private telecommunications services management)	ROME (ITALY)	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA SPARKLE SINGAPORE PTE. Ltd (telecommunications services)	SINGAPORE	USD	5,121,120	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA SPARKLE OF NORTH AMERICA, Inc.
TELECOM ITALIA SPARKLE SLOVAKIA S.R.O. (telecommunications services)	BRATISLAVA (SLOVAKIA)	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECONTACT CENTER S.p.A. (telemarketing services)	NAPLES (ITALY)	EUR	770,000	100.0000		TELECOM ITALIA S.p.A.
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telephone services)	BORGO MAGGIORE (SAN MARINO)	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
TELENERGIA S.r.l. (import, export, purchase, sale and exchange of electrical energy)	ROME (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (manufacturing and sale of electronic equipment and systems for encrypted telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
TI BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	3,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI GERMANY GmbH (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI SWITZERLAND GmbH (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNIKATIONDIENSTE GmbH (telecommunications services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI UNITED KINGDOM Ltd (telecommunications services)	LONDON (UNITED KINGDOM)	GBP	4,150,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TIS FRANCE S.A.S. (installation and management of telecommunications services for the fixed network and related activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TLC COMMERCIAL SERVICES S.r.l. (acquisition and management of investment holdings involved in the marketing of products and services in the field of telecommunications and ICT)	ROME (ITALY)	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
TMI - TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	LONDON (UNITED KINGDOM)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services)	SAO PAOLO (BRAZIL)	BRL	8,909,639	100.0000		TMI - TELEMEDIA INTERNATIONAL Ltd
BRAZIL BU						
INTELIG TELECOMUNICAÇÕES Ltda (telecommunications services)	RIO DE JANEIRO (BRAZIL)	BRL	3,279,157,267	99.9999 0.0001		TIM PARTICIPAÇÕES S.A. TIM CELULAR S.A.
TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	6,067,040,293	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
TIM CELULAR S.A. (telecommunications services)	SAO PAOLO (BRAZIL)	BRL	7,731,647,115	100.0000		TIM PARTICIPAÇÕES S.A.
TIM PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	8,149,096,024	66.2686		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

Certification of the Consolidated Financial Statements at December 31, 2010 Pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions

1.

We, the undersigned, Franco Bernabè, as the Chief Executive Officer, and Andrea Mangoni, as the Manager responsible for preparing Telecom Italia S.p.A.’s financial reports, certify, having also considered the provisions of art. 154-bis, paragraphs 3 and 4, of Legislative Decree 58 of February 24, 1998:

•

the adequacy in relation to the characteristics of the company and

•

the effective application

of the administrative and accounting procedures used in the preparation of the consolidated financial statements for the 2010 fiscal year.

2.

Telecom Italia has adopted as its framework for the definition and assessment of its internal control system, with particular reference to the internal controls surrounding the preparation of the financial statements, the Internal Control – Integrated Framework model issued by the Committee of Sponsoring Organizations of the Treadway Commission.

3.

The undersigned also certify that:

3.1.

the consolidated financial statements at December 31, 2010:

a)

are prepared in conformity with International Financial Reporting Standards adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council dated July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy with particular reference to the measures enacted for the implementation of Legislative Decree 38 dated February 28, 2005;

b)

agree with the results of the accounting records and entries;

c)

provide a true and fair view of the financial conditions, results of operations and cash flows of the Company and the Group;

3.2.

the report on operations contains a reliable  operating and financial review of the Company and of the Group, as well as a description of the their exposure to major risks and uncertainties.

February 24, 2011

/signed/	/signed/
Franco Bernabè	Andrea Mangoni
Chief Executive Officer	Manager responsible for preparing the Company’s financial reports pwc

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLES 14 AND 16 OF LEGISLATIVE DECREE NO. 39 OF 27 JANUARY 2010

To the shareholders of
Telecom Italia SpA

1. We have audited the consolidated financial statements of Telecom Italia SpA and its subsidiaries ("Telecom Italia Group") as of 31 December 2010 which comprise the statement of financial position, the income statement, the statement of comprehensive income, the statement of changes in equity, the statement of cash flows and the related notes. The directors of Telecom Italia SpA are responsible for the preparation of these financial statements in accordance with the International Financial Reporting Standards, as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for listed Companies and Stock Exchange. Those standards require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

   The consolidated financial statements include prior year financial information for comparative purposes. As described in the notes to the financial statements the directors have reclassified prior year financial information which were previously audited by other auditors who issued their report on 13 April 2010. The reclassification and the disclosure presented in the notes to the financial statements have been examined by us for the purpose of issuing our opinion on the consolidated financial statements as of 31 December 2010.

3. In our opinion, the consolidated financial statements of Telecom Italia Group as of 31 December 2010 comply with the International Financial Reporting Standards, as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been prepared clearly and give a true and fair view of the financial position, result of operations and cash flows of Telecom Italia Group for the year then ended.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob - Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 – **Bologna** Zola Predosa 40069 Via Tevere 18 Tel. 0516186211 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 58 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38122 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel.0458002561

www.pwc.com/it

Telecom Italia S.p.A. Separate

Financial Statements

at December 31, 2010

Contents

Telecom Italia S.p.A. Separate Financial Statements

Statements of Financial Position

314

Separate Income Statements

316

Statements of Comprehensive Income

317

Statements of Changes in Equity

318

Statements of Cash Flows

319

Note   1 – Form, content and other general information

321

Note   2 – Accounting policies

322

Note   3 – Reclassifications

336

Note   4 – Goodwill

337

Note   5 – Intangible assets with a finite useful life

340

Note   6 – Tangible assets (owned and under finance leases)

342

Note   7 – Other non-current assets

346

Note   8 – Deferred tax assets and deferred tax liabilities

349

Note   9 – Inventories

350

Note 10 – Trade and miscellaneous receivables and other current assets

351

Note 11 – Current income tax receivables

353

Note 12 – Securities other than investments (current assets)

353

Note 13 – Financial receivables and other current financial assets

354

Note 14 – Cash and cash equivalents

355

Note 15 – Equity

355

Note 16 – Financial liabilities (current and non-current)

363

Note 17 – Net financial debt

368

Note 18 – Financial risk management

371

Note 19 – Derivatives

376

Note 20 – Supplementary disclosures on financial instruments

382

Note 21 – Employee benefits

389

Note 22 – Provisions

392

Note 23 – Miscellaneous payables and other non-current liabilities

393

Note 24 – Trade and miscellaneous payables and other current liabilities

394

Note 25 – Income tax payables

395

Note 26 – Contingent liabilities, other information, commitments and guarantees

396

Note 27 – Revenues

403

Note 28 – Other income

403

Note 29 – Acquisition of goods and services

404

Note 30 – Employee benefits expenses

405

Note 31 – Other operating expenses

406

Note 32 – Changes in inventories

406

Note 33 – Internally generated assets

407

Note 34 – Depreciation and amortization

407

Note 35 – Gains (losses) on disposals of non-current assets

408

Note 36 – Impairment reversals (losses) on non-current assets

408

Note 37 – Income (expenses) from investments

408

Note 38 – Finance income and Finance expenses

409

Note 39 – Income tax expense

414

Note 40 – Related party transactions

415

Note 41 – Equity compensation plans

427

Note 42 – Significant non-recurring events and transactions

436

Note 43 – Positions or transactions resulting from atypical and/or unusual operations

437

Note 44 – Other information

438

Note 45 – Events subsequent to December 31, 2010

444

Note 46 – Investments

444

Statements of Financial Position

Assets

(euros)	notes	12/31/2010	Of which related parties	12/31/2009 Reclassified (*)	Of which related parties
NON-CURRENT ASSETS					
Intangible assets					
Goodwill	4)	40,013,044,756	-	40,013,044,756	
Intangible assets with a finite useful life	5)	3,969,882,166	-	4,350,099,286	
		43,982,926,922		**44,363,144,042**	
Tangible assets	6)				
Property, plant and equipment owned		10,223,663,440	-	10,884,179,105	
Assets held under finance leases		1,177,262,870	-	1,294,820,459	
		11,400,926,310		**12,178,999,564**	
Other non-current assets					
Investments	7)	9,803,355,377	-	10,164,734,918	
Securities, financial receivables and other non-current financial ass	7)	2,099,373,365	*571,134,000*	2,059,476,684	*1,107,673,002*
Miscellaneous receivables and other non-current assets	7)	512,233,581	*24,167,000*	524,896,339	*33,084,000*
Deferred tax assets	8)	918,071,270	-	951,607,838	
		13,333,033,593		**13,700,715,779**	
TOTAL NON-CURRENT ASSETS (A)		**68,716,886,825**		**70,242,859,385**	
CURRENT ASSETS					
Inventories	9)	112,128,954	-	167,276,508	
Trade and miscellaneous receivables and other current assets	10)	5,272,457,407	*404,235,000*	5,930,899,858	*723,694,000*
Current income tax receivables	11)	225,883	-	212,881	
Securities other than investments	12)	1,159,108,180	-	1,321,175,352	
Financial receivables and other current financial assets	13)	602,335,484	*214,074,000*	732,647,732	*331,315,998*
Cash and cash equivalents	14)	2,763,051,926	*28,613,000*	4,236,542,656	*55,045,000*
TOTAL CURRENT ASSETS (B)		**9,909,307,834**		**12,388,754,987**	
TOTAL ASSETS (A+B)		**78,626,194,659**		**82,631,614,372**	
Current income tax receivables					

Equity and liabilities

Separate Income Statements

(euros)	notes	Year 2010	Of which related parties	Year 2009	Of which related parties
Revenues	27)	18,985,351,012	*552,904,000*	20,473,745,146	*651,453,528*
Other income	28)	210,178,313	*31,271,000*	240,396,527	*29,716,000*
Total operating revenues and other income		**19,195,529,325**	-	**20,714,141,673**	-
Acquisition of goods and services	29)	(6,650,988,954)	*(1,226,021,000)*	(7,746,125,813)	*(1,193,675,000)*
Employee benefits expenses	30)	(3,121,229,061)	*(84,906,000)*	(3,120,437,392)	*(103,370,000)*
Other operating expenses	31)	(665,844,440)	*(443,000)*	(806,582,188)	*(356,000)*
Changes in inventories	32)	(56,588,991)	-	52,476,924	-
Internally generated assets	33)	387,742,573	-	414,825,689	-
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) REALIZED AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)		**9,088,620,451**	-	**9,508,298,893**	-
of which: impact of non-recurring items	42)	***(251,610,000)***	-	(7,828,000)	-
				-	-
Depreciation and amortization	34)	(4,107,228,394)	-	(4,303,410,519)	-
Gains (losses) on disposals of non-current assets	35)	(3,954,911)	-	(38,518,103)	-
Impairment reversals (losses) on non-current assets	36)	(8,544,421)	-	(5,353,454)	-
OPERATING PROFIT (EBIT)		**4,968,892,726**	-	**5,161,016,817**	-
of which: impact of non-recurring items	42)	***(251,610,000)***	-	(46,341,000)	-
				-	-
Income (expenses) from investments	37)	1,795,665,616	*2,356,926,000*	(367,546,796)	*165,954,000*
Finance income	38)	2,818,834,582	*535,607,000*	2,683,212,073	*1,747,666,000*
Finance expenses	38)	(4,973,411,374)	*2,641,124,000*	(5,021,329,432)	*(1,671,368,000)*
PROFIT BEFORE TAX		**4,609,981,550**	-	**2,455,352,662**	-
of which: impact of non-recurring items	42)	***(251,310,000)***	-	(539,870,000)	-
				-	-
Income tax expense	39)	(1,097,400,973)	-	(1,056,772,408)	-
PROFIT FOR THE YEAR		**3,512,580,577**	-	**1,398,580,254**	-
of which: impact of non-recurring items	42)	***(183,556,000)***	-	(527,605,000)	-

Statements of Comprehensive Income

Note 15

(euros)		Year 2010	Year 2009
PROFIT FOR THE YEAR	(A)	3,512,580,577	1,398,580,254
Other components of the Statements of Comprehensive Income:			
Available-for-sale financial assets:			
Profit (loss) from *fair value* adjustments		(1,455,774)	(10,463,356)
Income tax expense (*)		(778,117)	3,667,240
	(B)	(2,233,891)	(6,796,116)
Hedging instruments:			
Profit (loss) from fair value adjustments		(1,024,258)	(405,886,572)
Loss (profit) transferred to the Separated Income Statement		(29,028,000)	199,014,028
Income tax expense		8,264,371	56,657,323
	(C)	(21,787,887)	(150,215,221)
Total	(D=B+C)	(24,021,778)	(157,011,337)
TOTAL PROFIT FOR THE YEAR	(A+D)	3,488,558,799	1,241,568,917

(*) The negative tax effect is affected by the treatment according to the regime of "participation exemptions" for certain securities held in portfolio.

Statements of Changes in Equity

Statements of Changes in Equity for the Year ended December 31, 2009

Statements of Changes in Equity for the Year ended December 31, 2010

Statements of Cash Flows

Additional Cash Flow Information

Note   1 – Form, content and other general information

►

Form and content

Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of Telecom Italia S.p.A. are located in Milan at Piazza degli Affari 2, Italy.

The duration of Telecom Italia, as stated in the company’s bylaws, extends until December 31, 2100.

Telecom Italia S.p.A. operates in Italy in the fixed and mobile telecommunications sector.

The Telecom Italia separate financial statements for the year ended December 31, 2010 have been prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing art. 9 of Legislative Decree 38 dated February 28, 2005).

In 2010, Telecom Italia has applied the accounting policies on a basis consistent with those of the previous years and did not elect the early adoption of any IFRS.

The separate financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In accordance with IAS 1 (Presentation of Financial Statements), comparative information included in the separate financial statements, unless otherwise indicated, refers to the preceding year.

The statements of financial position, the separate income statements and the statements of comprehensive income and the statements of changes in equity are presented in euros (without cents), while the statements of cash flows and the notes to these separate financial statements are presented, unless otherwise indicated, in thousands of euros.

Publication of the Telecom Italia separate financial statements for the year ended December 31, 2010 was approved by resolution of the board of directors’ meeting held on February 24, 2011.

However, final approval of the Telecom Italia S.p.A. separate financial statements rests with the shareholders’ meeting.

►

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•

the statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•

the separate income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Company, conforms to internal reporting and is in line with the industrial sector of reference;

•

the statement of comprehensive income includes the profit or loss for the year as shown in the separate income statement and all other non-owner changes in equity;

•

the statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob resolution 15519 dated July 27, 2006, in the separate income statement, income and expenses relating to non-recurring transactions or events have been specifically identified and their relative impact has been shown separately at the main intermediate result levels. Non-recurring events and transactions have been identified mainly according to the nature of the transactions. Specifically, non-recurring income (expenses) include events or transactions which by their very nature do not occur continuously during the normal course of business operations, (for instance: income/expenses arising from the sale of properties, business segments and investments included under non-current assets, income/expenses stemming from corporate-related reorganizations and income/expenses arising from fines levied by regulatory agencies).

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the statements of financial position, the separate income statements and the statements of cash flows.

Note   2 – Accounting policies

►

Going concern

The separate financial statements for the year ended December 31, 2010 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia S.p.A. will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than 12 months).

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Company’s ability to continue as a going concern:

•

the main risks and uncertainties to which the Company is exposed. These are described in the specific paragraph “Principal risks and uncertainties” in the Report on Operations under “Business outlook for the year 2011”;

•

the mix between risk capital and debt capital considered optimal as well as the policy for the remuneration of risk capital. This is described in the paragraph devoted to “Share capital information” under the Note “Equity”;

•

the policy for financial risk management (market risk, credit risk and liquidity risk). This is described in the Note “Financial risk management”.

►

Intangible assets

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized as of the acquisition date (through merger or contribution) of companies or business segments and is measured as the difference between the consideration transferred (measured in accordance with IFRS 3 which is generally recognized on the basis of the acquisition date fair value) and the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life whereas any gain from a bargain purchase or negative goodwill is recognized in the separate income statement.

IFRS 3 requires, among other things, incidental costs incurred in connection with a business combination to be charged to the income statement, whereas previously they were included in the consideration paid.

Goodwill is initially recorded at cost and is subsequently reduced only for impairment losses. Further details are provided in the accounting policy Impairment of tangible and intangible assets – Goodwill.

In case of the disposal, in whole or in part, of a business/segment previously acquired, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

In the context of IFRS first-time adoption, the Company elected not to apply IFRS 3 (Business Combinations) retrospectively to those business combinations which had arisen before January 1, 2004. As a consequence, goodwill on acquisitions before the date of transition to IFRS was brought forward at the previous Italian GAAP amounts, and was tested for impairment at that date.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets produced internally. Such costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits.

Capitalized development costs comprise only expenditures that can be attributed directly to the development process and are amortized systematically over the estimated product or service life so that the amortization method reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate income statement prospectively.

For a small portion of bundled offerings, principally of mobile equipment and services, the Company capitalizes directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:

•

the capitalized costs can be measured reliably;

•

there is a contract binding the customer for a specific period of time;

•

it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the foreseen minimum period of the underlying contract (24 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

►

Tangible assets

Property, plant and equipment

Property, plant and equipment owned is stated at acquisition or production cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized when the obligation arises in the statement of financial position under provisions at its present value. These capitalized costs are depreciated and charged to the separate income statement over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, the discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. The changes in the aforementioned liability must be recognized as an increase or decrease in the cost of the asset; the amount deducted from the cost of the asset must not exceed the carrying amount of the asset. Any excess must be recognized immediately in the separate income statement.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets. The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate income statement prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Company, are initially recognized as assets of the Company at fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the separate income statement) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

The depreciation policy for depreciable assets held under finance leases is consistent with that for depreciable assets that are owned. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate income statement on a straight-line basis over the lease term.

►

Impairment of intangible and tangible assets

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the separate financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon of three years as well as those extrapolated from the last year of the explicit time horizon to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment or market in which the cash-generating unit (or group of cash-generating units) operates.

Future cash flows are estimated by referring to the current operating conditions of the cash generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale).

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every annual or interim closing date, the Company assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Company over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses are recognized in the separate income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate income statement.

►

Financial instruments

Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures are measured at cost adjusted by impairment losses. When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the investment is increased to the relative original cost. This reversal of an impairment loss is recognized as income in the separate income statement.

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Company’s portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition, investments are classified in the following categories:

•

“available-for-sale financial assets”, as non-current or current assets;

•

“financial assets at fair value through profit or loss”, as current assets held for trading.

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate income statement.

Other unlisted investments classified as “available-for-sale financial assets” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the separate income statement, as required by IAS 39.

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the separate income statement.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are stated at acquisition cost, including transaction costs, and subsequently measured at amortized cost.

Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any writedown for impairment or uncollectibility, if any.

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in the Telecom Italia S.p.A.’s portfolio for a period of not more than 12 months, and are included in the following categories:

•

held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;

•

held for trading and measured at fair value through profit or loss;

•

available-for-sale and measured at fair value with a contra-entry to an equity reserve.

Changes in the value of available-for-sale financial assets are recognized in an equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate income statement.

When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as “available-for-sale financial assets” no longer exist, the impairment losses are reversed.

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy reported previously.

Financial liabilities

Financial liabilities comprise financial debt, including advances received on the assignment of accounts receivable and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

Compound financial instruments represented by bonds convertible into shares of the issuer are recognized by splitting the debt and the call option: the debt is included in financial liabilities using the amortized cost method while the call option amount, computed as the difference between the fair value of the debt and the proceeds raised on the issue of the financial instrument, is recorded in a specific equity reserve (Other equity instruments).

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivatives

Derivatives are used by the Company to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

a)

at the inception of the hedge, the hedging relationship is formally designated and documented;

b)

the hedge is expected to be highly effective;

c)

its effectiveness can be reliably measured;

d)

the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•

Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate income statement.

•

Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate income statement at the same time as the hedged transaction affects the separate income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the separate income statement.

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Sales of receivables

Telecom Italia S.p.A. carries out sales of receivables under factoring arrangements in accordance with Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of all the risks and rewards of ownership of the receivables to third parties, meeting IAS 39 requirements for derecognition. Specific servicing contracts, through which the buyer institutions conferred a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

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Amounts due from customers on construction contracts

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets.

Losses on such contracts, if any, are recorded in full in the separate income statement when they become known.

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Inventories

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

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Non-current assets held for sale/Discontinued operations

Non-current assets (or disposal groups) whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately from the other statement of financial position assets and liabilities.  The corresponding amounts for the previous period are not reclassified.

A discontinued operation is a component of an entity that has been divested or classified as held for sale and:

•

represents a major line of business or geographical area of operations;

•

is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•

is a subsidiary acquired exclusively with a view to resale.

The results arising from Discontinued Operations – whether disposed of or classified as held for sale – are shown separately in the separate income statement, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate income statement, net of tax effects, for comparative purposes.

Non-current assets (or disposal groups) classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and the fair value, less costs to sell.

Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets (or disposal groups) classified as held for sale and expensed in the separate income statement.

An entity shall recognize a reversal of an impairment loss for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

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Employee benefits

Provision for employee severance indemnities

Employee severance indemnities, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations. As allowed by IAS 19, Telecom Italia S.p.A. has elected to recognize all actuarial gains and losses in the separate income statement as they arise.

The expenses relative to the increase in the present value of the severance indemnity liability, as the time for payment of the benefit comes closer, are included in the separate income statement under “Employee benefits expenses”.

Starting from January 1, 2007, Italian law gives the employee the possibility of choosing the destination of accruing employee severance indemnity either to supplementary pension funds or to the company. Companies that employ at least 50 employees are obliged to transfer the employee severance indemnity to the “Treasury fund” managed by INPS. Consequently, the obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of “Defined contribution plans” whereas the amounts recorded in the provision for employee severance indemnities retain the nature of “Defined benefit plans”.

Equity compensation plans

Telecom S.p.A. provides additional benefits to certain managers and employees of the companies of the Group through equity compensation plans (stock options, performance share grants and long-term incentive plans); moreover, a broad-based employee share ownership plan has recently been introduced. The above plans are recognized in accordance with IFRS 2 (Share-Based Payment).

In accordance with IFRS 2, such plans represent a component of the beneficiaries’ compensation. Therefore, for the plans that provide for compensation in equity instruments, the cost is represented by the fair value of such instruments at the grant date, and is recognized in the separate income statement in “Employee benefits expenses”, in the case of employees of the Company, and in “Investments”, in the case of employees of subsidiaries, over the period between the grant date and vesting date, with a contra-entry to an equity reserve denominated “Other equity instruments”.  Changes in the fair value subsequent to the grant date do not affect the initial measurement. At the end of each year, adjustments are made to the estimate of the number of rights that will vest up to expiry. The impact of the change in estimate is deducted from “Other equity instruments” with a contra-entry to “Employee benefits expenses” or “Investments”.

For the plans subject to vesting conditions, when such conditions are not met, the amount recognized in “Other equity instruments” must be reclassified to “Other reserves”.

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses” in the case of employees of the Company, and to “Investments”, in the case of employees of subsidiaries; at the end of each year such liability is measured at fair value.

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Provisions

The company records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”.

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Treasury shares

Treasury shares are recognized as a deduction from equity. In particular, the nominal amount of treasury shares is reported as a deduction from the share capital issued while the excess cost of acquisition over the nominal amount is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

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Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the reporting date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate income statement.

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Revenues

Revenues include only the gross inflows of economic benefits received and receivable by the entity on its own account. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the Company and do not result in increases in equity. Therefore, they are excluded from revenues.

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Company and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•

Revenues from services rendered

Revenues from services rendered are recognized in the separate income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators.

Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Company. In the event that the Company is acting as an agent (for example, for non-geographic numbers) only the commission received from the content provider is recognized as revenue.
Revenues for delivering information or other content are recognized when the information or content is delivered to the customer. In the event that the Company is acting as an agent only the commission received from the content provider is recognized as revenue.

Revenues from the activation of telephone services (as well as the related costs not in excess of the amount of revenues) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers).

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the statement of financial position.

•

Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

For offerings which include the sale of mobile handsets and service contracts, Telecom Italia S.p.A. recognizes revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including handset subsidies and sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the bundled offerings in the mobile business are contracts with a minimum contractual period of 24 months and which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•

Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

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Research costs and advertising expenses

Research costs and advertising expenses are charged directly to the separate income statement in the year in which they are incurred.

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Finance income and expenses

Finance income and expenses are recognized on an accrual basis and include interest accrued on the related financial assets and liabilities using the effective interest rate method, the changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss, gains and losses on foreign exchange and financial instruments (including derivatives).

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Dividends

Dividends are recognized in the separate income statement in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

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Taxes

Income taxes include all taxes calculated on the basis of the taxable income of the Company.

Income taxes are recognized in the separate income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax is recognized in the relevant equity reserves. The statement of comprehensive income indicates the amount of income taxes on each item included in “Other components of the statement of comprehensive income”.

Deferred taxes are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the separate financial statements except for non tax-deductible goodwill. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

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Use of estimates

The preparation of separate financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the separate financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement line item/area	Accounting estimates

Goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Bad debt provision	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.

Depreciation and amortization expense

Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing and amount of depreciation and amortization expense.

Accruals, contingent liabilities and employee benefits

As regards the provisions for asset retirement obligations, the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

The accruals connected with legal, arbitration and fiscal disputes are the result of a complex estimate process based upon the probability of an unfavorable outcome.

Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues

Revenue recognition is influenced by:

•

the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs up to the ceiling of the amount of revenues);

•

the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues.

Income taxes

Income taxes (current and deferred) are calculated according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax losses carried forward to future years and deductible temporary differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments

The fair value of derivative instruments and equity instruments is determined on the basis of either prices in regulated markets or quoted prices provided by financial counterparts, or using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, management carefully considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing separate financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Company, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

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New Standards and Interpretations endorsed by the EU and in force from January 1, 2010

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force from January 1, 2010 are reported below and briefly summarized.

Improvements to IFRS (issued in 2008)

On January 23, 2009, Commission Regulation (EC) 70/2009 was issued adopting certain improvements to International Financial Reporting Standard (IFRS), among others, relating to IFRS 5 (Non-current Assets held for Sale and Discontinued Operations). The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if an entity’s disposal sale plan results in loss of control, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

The adoption of this improvement did not have an impact on the separate financial statements at December 31, 2010.

Amendments to IAS 39 (Financial Instruments: Recognition and Measurement – Eligible hedged items)

On September 15, 2009, Commission Regulation (EC) 839/2009 was issued adopting some amendments to IAS 39 which clarify certain aspects of hedge accounting:

•

identifying the cases in which inflation may be a hedged risk;

•

specifying that only the intrinsic value, not the time value, of an option can be designated as a hedge of one or some risks of a hedged item (that is, a one-sided risk).

The adoption of these amendments did not have an impact on the separate financial statements at December 31, 2010.

IFRIC 17 (Distribution of Non-cash Assets to Owners)

On November 26, 2009, Commission Regulation (EC) 1142/2009 was issued adopting IFRIC 17. This interpretation clarifies that a dividend payable should be recognized when the dividend is appropriately authorized and that an entity should measure this dividend payable at the fair value of the net assets to be distributed.

Finally, an entity should recognize the difference between the dividend paid and the carrying amount of the net assets used for payment in the separate income statement.

The adoption of this interpretation did not have an impact on the separate financial statements at December 31, 2010.

Amendments to IFRS 2 (Group Cash-settled Share-based Payment Transactions)

On March 23, 2010, Commission Regulation (EC) 244/2010 was issued adopting the amendments IFRS 2. The amendments clarify, among other things, that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash. The adoption of these amendments did not have an impact on the separate financial statements at December 31, 2010.

Improvements to IFRS (issued in 2009)

On March 23, 2010, Commission Regulation (EC) 243/2010 was issued adopting the improvements, in force from January 1, 2010, to the following principles:

•

IFRS 2 (Share-based Payment): the amendments clarify that following the changes made by IFRS 3R to the definition of a business combination, the contribution of a business on the formation of a joint venture and the combination of entities or businesses under common control do not fall within the scope of IFRS 2.

•

IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations): the amendment, which shall be applied prospectively, clarifies that IFRS 5 and other IFRSs that specifically refer to non-current assets (or disposal groups) classified as held for sale or discontinued operations set out all the disclosures required in respect of those assets or operations.

•

IFRS 8 (Operating Segments): the amendment to IFRS 8 clarifies that an entity shall report a measure of total assets for each reportable segment only if such an amount is regularly provided to the chief operating decision maker. Before, this information was required, in any case, for each reportable segment.

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IAS 1 (Presentation of Financial Statements): the amendment clarifies that an entity shall classify a liability as current when it does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting period, even if, at the option of the counterparty, the terms of a liability could result in its settlement by the issue of equity instruments.

•

IAS 7 (Statement of Cash Flows): the amendment clarifies that only expenditures that result in a recognized asset in the statement of financial position are eligible for classification as investing activities.

•

IAS 17 (Leases): the amendment refers to the classification of leases of land and buildings. When a lease includes both land and buildings elements, an entity shall assess the classification of each element as a finance or an operating lease separately. At the date of adoption, the classification of all land elements of unexpired leases must be reassessed, with any lease newly classified as a finance lease to be recognized retrospectively.

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IAS 36 (Impairment of Assets): the amendments refer to the allocation of goodwill to cash-generating units (or groups of cash-generating units) of an acquirer in a business combination or for purposes of impairment testing. In particular, the amendments clarify that each unit or group of units to which the goodwill is so allocated shall not be larger than an operating segment as defined by IFRS 8 (Operating Segments) before aggregation.

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IAS 39 (Financial Instruments: Recognition and Measurement): the main amendments, to be applied prospectively to all unexpired contracts, are as:

—

within the scope of IAS 39, the clarification about the exclusion of any forward contracts between an acquirer and a selling shareholder to buy or sell an acquiree that will result in a business combination at a future acquisition date;

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as regards accounting for an embedded derivative separately from the host contract, the following clarification regarding the prepayment option embedded in a host debt contract was introduced: in the case in which the exercise price of a prepayment option reimburses the lender for an amount up to the approximate present value of lost interest for the remaining term of the host contract, such option shall be considered closely related to the host contract and therefore not accounted for separately.

•

IFRIC 9 (Reassessment of Embedded Derivatives): the amendments, applicable prospectively, exclude from the scope of IFRIC 9 embedded derivatives in contracts acquired in a business combination, a combination of entities or businesses under common control or the formation of a joint venture.

•

IFRIC 16 (Hedges of a Net Investment in a Foreign Operation): the amendments refer to the removal of the prohibition to use a derivative held by the foreign operation being hedged as a hedge of the net investment in that foreign operation.

The application of the “Improvements to IFRS (issued in 2009)” did not have an impact on the separate financial statements at December 31, 2010.

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New Standards and Interpretations adopted by the EU not yet in force

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force from January 1, 2011 are reported below and briefly summarized.

Amendments to IAS 32 (Classification of Rights Issues)

On December 23, 2009, Commission Regulation (EC) 1293/2009 was issued adopting some amendments to IAS 32 regarding the accounting of rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. The amendments require that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated.

The amendments to IAS 32 are effective beginning January 1, 2011, but earlier application is permitted. The application of these amendments is not expected to have a material impact on the separate financial statements.

Amendments to IAS 24 (Related Party Disclosures)

On July 19, 2010, Commission Regulation (EC) 632/2010 was issued adopting the amendments to IAS 24. These amendments provide a partial exemption from the disclosure requirements for government-related entities.

In addition, the definition of related party was revised and some clarifications were introduced on the disclosure content.

The amendments to IAS 24 are effective beginning January 1, 2011, with earlier application permitted. The application of these amendments is not expected to have an impact on the separate financial statements.

Amendments to IFRIC 14 (Prepayments of a Minimum Funding Requirement)

On July 19, 2010, Commission Regulation (EC) 633/2010 was issued adopting the amendments to IFRIC 14. In particular, the amendments refer to when an entity is subject to minimum funding requirements and makes an early payment of contribution to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset.

The amendments to IFRIC 14 are effective beginning January 1, 2011, with earlier application permitted. The application of these amendments is not expected to have a material impact on the separate financial statements.

IFRIC 19 (Extinguishing Financial Liabilities with Equity Instruments)

On July 23, 2010, Commission Regulation (EC) 662/2010 adopted IFRIC 19. This interpretation clarifies the accounting treatment when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. In particular, IFRIC 19 clarifies as follows:

•

the entity’s equity instruments issued to a creditor are part of the consideration paid to extinguish the financial liability;

•

the equity instruments issued are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished;

•

the difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s income statement for the year.

IFRIC 19 is effective beginning January 1, 2011, with earlier application permitted. The application of this interpretation is not expected to have a material impact on the separate financial statements.

Improvements to IFRS – issued in 2010

On February 18, 2011, Commission Regulation (EC) 149-2011 was issued adopting the improvements, in force beginning January 1, 2011, to the following principles:

•

IFRS 1 (First-Time adoption of International Financial Reporting Standards): the amendments refer to the disclosure to be provided for the following specific cases: accounting policy changes in the year of first-time adoption of IFRS and use of the deemed cost after the date of transition to IFRS, also with reference to operations subject to rate regulation.

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IFRS 3 (Business Combinations): the amendments:

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limit the choice to measure non-controlling interests either at fair value or at the proportionate share of the acquiree’s net identifiable assets at the acquisition date;

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clarify that IFRS 2 should be applied at the acquisition date both for share-based payment transactions of the acquiree and for those replaced by the acquirer;

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clarify requirements for contingent considerations.

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IFRS 7 (Financial instruments: disclosures): the amendments require qualitative disclosures in the context of the quantitative disclosure to help users to form an overall picture of the nature and extent of risks arising from financial instruments. Furthermore, the amendments clarify the required level of disclosure about credit risk and collateral held and provide relief from disclosure of renegotiated loans.

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IAS 1 (Presentation of financial statements): the amendments clarify that an entity may present the analysis of each component of other comprehensive income either in the statement of changes in equity or in the notes to the separate financial statements.

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IAS 27 (Consolidated and separate financial statements): the amendments clarify the adoption requirements of the amendments made to IAS 21, IAS 28 and IAS 31 as a result of the revision of IAS 27 in 2008.

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IAS 34 (Interim financial reporting): the amendments emphasize the principle that the disclosure about significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report. In particular, the amendments clarify how to apply this principle in respect of financial instruments and their fair values.

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IFRIC 13 (Customer loyalty programmes): the amendments clarify how to measure the fair value for the award credits.

The application of the “Improvements (issued in 2010) is not expected to have a material impact on the separate financial statements.

Note   3 – Reclassifications

Beginning with the 2010 separate financial statements, in the statement of financial position, a part of the non-hedging derivatives originally classified in current assets and liabilities was reclassified to non-current assets/liabilities; these non-hedging derivatives are the consequence of the centralization of all the Group’s derivatives in Telecom Italia S.p.A.. Such centralization, which took place in May 2009, was aimed at reducing the Group’s credit exposure to the mark-to-market measurement of its derivatives and allowing for control to be exercised over all the derivative contracts within a single ISDA Master Agreement. The contracts signed with 29 banking counterparts were assigned by Telecom Italia Finance S.A. and Telecom Italia Capital S.A. to Telecom Italia S.p.A., which simultaneously activated intragroup derivative contracts under mirror deals with the same subsidiaries. The centralization of derivatives did not involve any change in the contract terms or in the original hedge accounting relationships which have remained unchanged and are carried by the same subsidiaries and the Group.

The reclassification of a part of the non-hedging derivatives from current to non-current assets/liabilities, as indicated below, was carried out to ensure a better representation in the separate financial statement of the above centralization for the purpose of the continuity of disclosure with that of the consolidated financial statements which reflect the classification of the same derivatives under hedge accounting taking into account their maturities.

The effects of the reclassification on the separate financial statements at December 31, 2009 can be summarized as follows:

(thousands of euros)	Original amount	Reclassification	Reclassified amount

Assets:
Non-current assets
Securities, financial receivables and other financial assets	567,647	1,491,830	2,059,477
Current assets
Financial receivables and other current financial assets	2,224,478	(1,491,830)	732,648
Liabilities:
Non-current liabilities
Non-current financial liabilities	38,740,187	1,491,830	40,232,017
Current liabilities
Current financial liabilities	9,305,029	(1,491,830)	7,813,199

Note   4 – Goodwill

Goodwill at December 31, 2010 refers to the goodwill included in the domestic segment of Telecom Italia S.p.A., equal to 40,013,045 thousand euros. Such amount has remained unchanged compared to December 31, 2009 and includes also a good part of the goodwill allocated to the International Wholesale CGU for purposes of the impairment test in the consolidated financial statements.

Goodwill under IAS 36 is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. To test for impairment, goodwill must be allocated to cash-generating units (CGU) or groups of CGUs according to the maximum aggregation limit which cannot exceed the operating segment identified in accordance with IFRS 8. The allocation of goodwill considers the lowest level at which goodwill is monitored for internal management purposes.

The impairment test regarded the domestic business segment of Telecom Italia S.p.A. which represents the CGU to which the major part of domestic goodwill is allocated, and International Wholesale. In the Telecom Italia S.p.A. separate financial statements, the International Wholesale CGU, tested for impairment, is composed of the investment in Telecom Italia Sparkle S.p.A. and the goodwill allocated consistently with the treatment in the consolidated financial statements equal to 415,285 thousand euros.

The impairment test consists of comparing the recoverable amount of the CGU to which the goodwill is allocated with the carrying amount of its operating assets. The recoverable amount is the higher of the value in use (present value of expected revenue flows) and the fair value less costs to sell (price obtainable on the market).

The value used to determine the recoverable amount of Telecom Italia S.p.A. (domestic business segment) and International Wholesale is the value in use, which has been calculated with the same parameters used for the impairment test of the Core Domestic group of CGUs and, respectively, of the International Wholesale CGU in the consolidated financial statements.

The basic assumptions for the calculation of the value in use are presented in the following table:

Telecom Italia S.p.A. Domestic Segment	International Wholesale

EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues) during the period of the plan
Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan
Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)
Cost of capital	Cost of capital
Long-term growth rate	Long-term growth rate

The estimate of the value in use of the Telecom Italia S.p.A. and the International Wholesale CGUs is based on the data in the 2011-2013 Plan. The expected flows beyond 2013 have been capitalized in perpetuity. The earnings flows used to estimate the value in use are the cash nopat, equal to (EBITDA – Capex) x (1-Tc).

The nominal growth rate used to estimate the terminal value is the following:

Telecom Italia S.p.A. Domestic Segment	International Wholesale

-0.26%	-0.5%

This rate falls within the range of growth rates applied by the analysts who follow Telecom Italia shares (as can be seen in the reports published after the presentation of the third-quarter 2010 results).

The cost of capital used for the estimate of the value in use of the Telecom Italia S.p.A. CGU was estimated by considering the following:

a)

the criterion for the CAPM - Capital Asset Pricing Model estimate (the criterion referred to in Annex A of IAS 36);

b)

the Beta coefficient arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (beta coefficient = 1.06);

c)

for comparison purposes, consideration was given to the values of the Weighted Average Cost of Capital (WACC) relating to the domestic segment, identified by the analysts who follow Telecom Italia shares in their reports published after the presentation of the third-quarter 2010 results. In particular, the capitalization rate (WACC-g) was used which is equal to the median of the rate used by equity analysts in their reports published after the third quarter of 2010. This rate expresses the implicit growth rate in the terminal value (g) of -0.26%. Since the growth rate in the terminal value depends on the level of capital expenditures (capex) needed to sustain such growth, in order to arrive at the estimate of the earnings flow to be capitalized, a capital expenditures level (capex/revenues) was considered that is aligned with the median of the equity analysts.

For International Wholesale the same parameters as the Telecom Italia S.p.A. CGU were used but a full equity financial structure was considered since this is representative of the normal financial structure of the business.

On the basis of these elements, the weighted average cost of capital and the capitalization rate (WACC –g) have been estimated for each CGU as follows:

	Telecom Italia S.p.A. Domestic Segment	International Wholesale
	%	%
WACC post-tax	7.90	9.77
WACC post-tax – g	8.16	10.27
WACC pre-tax	11.60	14.48
WACC pre-tax – g	11.86	14.98

The values in use exceed the relative carrying amounts at December 31, 2010 by the following amounts:

	Telecom Italia S.p.A. Domestic Segment	International Wholesale

Excess values in use over carrying amounts (millions of euros)	4,099	204

For purposes of the sensitivity analysis for the Telecom Italia S.p.A. CGU and the International Wholesale CGU, four key variables have been considered: the pretax discount rate, the growth rate in the terminal value (g), the compound annual growth rate (CAGR) of EBITDA and capital expenditures in proportion to revenues (capex/revenues).

Value of key variables used to estimate the value in use

	Telecom Italia S.p.A. Domestic Segment	International Wholesale
	%	%
Pre-tax discount rate	11.60	14.48
Long-term growth rate (g)	-0.26	-0.50
Compound Annual Growth Rate (CAGR) of EBITDA	1.60*	-5.15
Capital expenditures rate (Capex/Revenues)	from 15.1 to 15.4	from 6.0 to 7.5

* This growth rate refers to EBITDA removed of the effects indicated in IAS 36.45, a.

Changes in key variables needed to render the recoverable amount equal to the carrying amount

	Domestic segment TI S.p.A.	International Wholesale
	%	%
Pre-tax discount rate	0.92	3.58
Long-term growth rate (g)	-1.17	-4.64
Compound Annual Growth Rate (CAGR) of EBITDA	-2.02	-6.03
Capital expenditures rate (Capex/Revenues)	2.63	2.27

Note   5 – Intangible assets with a finite useful life

Intangible assets with a finite useful life decreased 380,217 thousand euros compared to December 31, 2009. Details on the composition and movements during the year are as follows:

(thousands of euros)	12/31/2008	Additions	Amortization	(Impairment losses)/ reversals	Disposals	Other changes	12/31/2009

Industrial patents and intellectual property rights	2,120,881	840,700	(1,338,501)		(4,071)	303,501	1,922,510
Concessions, licenses, trademarks and similar rights	1,804,023	99,860	(140,054)		(1,035)	25	1,762,819
Other intangible assets	144,416	170,206	(166,283)				148,339
Work in progress and advance payments	439,629	414,763			(36,389)	(301,572)	516,431
Total	4,508,949	1,525,529	(1,644,838)	-	(41,495)	1,954	4,350,099

(thousands of euros)	12/31/2009	Contribution of business to SSC	Additions	Amortization	(Impairment losses)/ reversals	Disposals	Other changes	12/31/2010

Industrial patents and intellectual property rights	1,922,510	(7,327)	770,975	(1,290,710)		(1,122)	426,716	1,821,042
Concessions, licenses, trademarks and similar rights	1,762,819		8,472	(148,342)			17,389	1,640,338
Other intangible assets	148,339		174,391	(157,534)			(2)	165,194
Work in progress and advance payments	516,431		276,362	-	(4,500)	(621)	(444,364)	343,308
Total	4,350,099	(7,327)	1,230,200	(1,596,586)	(4,500)	(1,743)	(261)	3,969,882

The amounts at December 31, 2010 reflect the contribution of the IT segment to the subsidiary SSC, operational since May 1, 2010. Specifically, Telecom Italia transferred the carrying amounts of the business segment represented by the “IT Operations” function which offers services for software development, execution of IT applications and running of infrastructures.

Additions in 2010 total 1,230,200 thousand euros and include 154,878 thousand euros of internally generated assets, decreasing 52,124 thousand euros compared to December 31, 2009, mostly as a result of the contribution of internal activities to the subsidiary SSC.

Industrial patents and intellectual property rights consist mostly of applications software purchased outright and user license rights acquired for an indefinite period of time, amortized over the period of useful benefit, estimated in three years, with the exception of patents which are amortized over five years. This line item decreased by 7,327 thousand euros following the contribution of the IT business to SSC.

Concessions, licenses, trademarks and similar rights mainly refer to the remaining unamortized cost of licenses for mobile and fixed telecommunications services. The UMTS license has an unamortized balance at the end of 2010 of 1,477,067 thousand euros and is being amortized over 18 years on the basis of the residual period of benefit; the amortization charge for 2010 is 134,279 thousand euros. The UMTS 2100 MHz license freed by the former IPSE and purchased in 2009, shows an unamortized balance of 80,979 thousand euros at the end of 2010 and is being amortized over 12 years on the basis of the residual period of benefit; the amortization charge for 2010 is 7,362 thousand euros. The Wireless Local Loop license has an unamortized balance at the end of 2010 of 6,712 thousand euros and is being amortized over 15 years on the basis of the residual period of benefit; the amortization charge for 2010 is 1,119 thousand euros. The license for WiMax service has an unamortized balance of 11,432 thousand euros and is being amortized over 15 years; the amortization charge for 2010 is 921 thousand euros.

Other intangible assets mainly include the capitalization of subscriber acquisition costs of the Business and Consumer segments in the mobile telephony area; the unamortized cost at the end of 2010 is 131,817 thousand euros. The amortization of these capitalized costs is generally taken over a 24-month period, corresponding to the minimum duration of the contracts signed with the clientele. Other intangible assets also include expenses (entrance fees and contributions for goodwill) incurred in connection with the start of the “stores project”. The scope of the project aims to renovate the layout of the direct and indirect points of sale and increase the number of franchised and owned stores through winback policies, opening new stores and upgrading the already-existing TIM monobrand at appropriate locations. The project also calls for the switch-over from “Centro TIM/Alice” and “Il Telefonino/Alice” signs to TIM signs only. The unamortized cost at the end of 2010 is 33,376 thousand euros. These costs are being amortized over a period of three years, corresponding to the minimum duration of the dealer agreements.

Work in progress and advance payments decreased 173,123 thousand euros, mainly as a result of bringing into use assets in progress acquired in prior years.

The writedowns of work in progress in 2010 increased 4,500 thousand euros (SAP 2007 project) and refers to  the development of the information systems no longer in use.

Amortization and impairment losses are recorded in the separate income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2010 and 2009 can be summarized as follows:

	12/31/2010
(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount

Industrial patents and intellectual property rights	10,576,928	(6,765)	(8,749,121)	1,821,042
Concessions, licenses, trademarks and similar rights	2,611,442		(971,105)	1,640,337
Other intangible assets	347,718		(182,524)	165,194
Work in progress and advance payments	351,939	(8,631)		343,308
Total	13,888,027	(15,396)	(9,902,750)	3,969,881

	12/31/2009
(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount

Industrial patents and intellectual property rights	9,850,343	(14,302)	(7,913,531)	1,922,510
Concessions, licenses, trademarks and similar rights	2,585,741		(822,922)	1,762,819
Other intangible assets	368,632		(220,293)	148,339
Work in progress and advance payments	520,816	(4,385)		516,431
Total	13,325,532	(18,687)	(8,956,746)	4,350,099

Impairment losses on intangible assets include a provision charge in 2010 for 4,500 thousand euros (SAP 2007 Project) while the reduction in accumulated impairment losses in industrial patents and intellectual property rights for 7,537 thousand euros relates to the elimination of software connected with the prior years’ acquisition of certain former Blu operations.

Industrial patents and intellectual property rights include gross disposals for the elimination or rewriting of completely amortized network software for 450,000 thousand euros and the contribution of the IT business to the subsidiary SSC for 17,703 thousand euros.

Note   6 – Tangible assets (owned and under finance leases)

►

Property, plant and equipment owned

Property, plant and equipment owned decreased 660,515 thousand euros compared to December 31, 2009. Details on the composition and movements during the year are as follows:

(thousands of euros)	12/31/2008	Additions	Depreciation	(Impairment losses)/reversals	Disposals	Other changes	12/31/2009

Land	122,078	14			(479)	72	121,685
Buildings (civil and industrial)	437,074	2,804	(39,195)		(1,718)	4,333	403,298
Plant and equipment	9,971,878	1,501,370	(2,342,016)		(22,568)	390,483	9,499,147
Manufacturing and distribution equipment	33,850	5,036	(13,365)			2,096	27,617
Other	582,607	63,146	(143,123)		(932)	(159,811)	341,887
Construction in progress and advance payments	495,077	249,803		(5,353)	(19,791)	(229,191)	490,545
Total	11,642,564	1,822,173	(2,537,699)	(5,353)	(45,488)	7,982	10,884,179

(thousands of euros)	12/31/2009	Contribution of business to SSC	Additions	Depreciation	(Impairment losses)/ reversals	Disposals	Other changes	12/31/2010

Land	121,685		20			(100)	(63)	121,542
Buildings (civil and industrial)	403,298		2,694	(39,493)		(2,183)	39,808	404,124
Plant and equipment	9,499,147		1,316,774	(2,207,301)		(8,795)	188,123	8,787,948
Manufacturing and distribution equipment	27,617		6,103	(10,796)			2,379	25,303
Other	341,887	(13,964)	67,682	(137,074)		(138)	45,485	303,878
Construction in progress and advance payments	490,545		335,328		(4,044)	(1,173)	(239,787)	580,869
Total	10,884,179	(13,964)	1,728,601	(2,394,664)	(4,044)	(12,389)	35,945	10,223,664

The amounts at December 31, 2010 reflect the contribution of the IT segment to the subsidiary SSC, operational since May 1, 2010. Specifically, Telecom Italia transferred the carrying amounts of the business segment represented by the “IT Operations” function which offers services for software development, execution of IT applications and running of infrastructures.

Additions in 2010 include 232,865 thousand euros of internally generated assets (an increase of 25,041 thousand euros compared to December 31, 2009). Impairment losses refer to the adjustment to estimated realizable value of materials destined for rent, difficult to make use of and in the process of being replaced with technologically more advanced materials.

Following the contribution of the IT business to the subsidiary SSC, fixed assets, mainly servers and workstations, decreased 13,964 thousand euros.

Other changes mainly include:

•

reclassifications from construction in progress to tangible assets in use in 2010;

•

reclassification from buildings under finance leases to owned buildings for a property under a finance lease purchased in 2010 for 39,218 thousand euros;

•

reclassification of leasehold improvements previously classified under construction in progress in assets held under finance leases for 20,856 thousand euros;

•

effect of the revised estimate of the provision for asset retirement obligations for a negative 25,874 thousand euros.

Depreciation is calculated using the straight-line method over the remaining useful lives of the assets in accordance with the depreciation plan approved in 2006 and confirmed/modified annually in applying the useful lives by single class of fixed asset.

Land, including land pertaining to buildings, is not depreciated.

The effects of such changes are recognized in the separate income statement prospectively.

The minimum and maximum depreciation rates used in 2010 and 2009 (% change in the estimated useful life) are the following:

Buildings (civil and industrial)	3.33%
Plant and equipment	3% - 50%
Manufacturing and distribution equipment	20%
Other	11% - 33%

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2010 and 2009 can be summarized as follows:

	12/31/2010
(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Land	122,307	(765)		121,542
Buildings (civil and industrial)	1,228,936	(1,296)	(823,516)	404,124
Plant and equipment	55,196,466	(4,930)	(46,403,588)	8,787,948
Manufacturing and distribution equipment	246,933		(221,630)	25,303
Other	2,405,753	(2,184)	(2,099,691)	303,878
Construction in progress and advance payments	581,733	(864)		580,869
Total	59,782,128	(10,039)	(49,548,425)	10,223,664

	12/31/2009
(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Land	122,450	(765)		121,685
Buildings (civil and industrial)	1,183,761	(1,439)	(779,024)	403,298
Plant and equipment	55,683,988	(20,445)	(46,164,396)	9,499,147
Manufacturing and distribution equipment	248,123		(220,506)	27,617
Other	2,398,187	(8,020)	(2,048,280)	341,887
Construction in progress and advance payments	502,076	(11,531)		490,545
Total	60,138,585	(42,200)	(49,212,206)	10,884,179

The gross carrying amount of disposals recorded in 2010 is 2,113,888 thousand euros, with a general breakdown as follows: Land and buildings for 3,178 thousand euros, Plant and equipment for 2,002,085 thousand euros, Equipment for 9,674 thousand euros and Other for 99,883 thousand euros.

In 2010, accumulated impairment losses decreased 32,161 thousand euros due to the disposal of assets written down (principally switching systems).

►

Assets held under finance leases

Assets held under finance leases decreased 117,557 thousand euros compared to December 31, 2009. Details of the composition and movements during the year are as follows:

(thousands of euros)	12/31/2008	Additions	Depreciation	(Impairment losses)/ reversals	Disposals	Other changes	12/31/2009

Buildings (civil and industrial)	1,301,440	29,959	(108,575)		(109)	22,639	1,245,354
Plant and equipment	2		(2)				-
Other	15,246	3,658	(12,295)			(2)	6,607
Construction in progress and advance payments	52,372	24,922			247	(34,682)	42,859
Total	1,369,060	58,539	(120,872)	-	138	(12,045)	1,294,820

(thousands of euros)	12/31/2009	Additions	Depreciation	(Impairment losses)/ reversals	Disposals	Other changes	12/31/2010

Buildings (civil and industrial)	1,245,354	19,248	(109,781)		(3,399)	(26,742)	1,124,680
Plant and equipment	-						-
Other	6,607	9,972	(6,197)			601	10,983
Construction in progress and advance payments	42,859	30,016				(31,275)	41,600
Total	1,294,820	59,236	(115,978)	-	(3,399)	(57,416)	1,177,263

Depreciation and impairment losses are recorded in the separate income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2010 and 2009 can be summarized as follows

	12/31/2010
(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Buildings (civil and industrial)	2,039,799	(27,311)	(887,808)	1,124,680
Plant and equipment
Other	79,433		(68,450)	10,983
Construction in progress and advance payments	41,600			41,600
Total	2,160,832	(27,311)	(956,258)	1,177,263

	12/31/2009
(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Buildings (civil and industrial)	2,067,133	(27,310)	(794,469)	1,245,354
Plant and equipment				-
Other	69,459		(62,852)	6,607
Construction in progress and advance payments	42,859			42,859
Total	2,179,451	(27,310)	(857,321)	1,294,820

The reduction in the gross carrying amount of industrial buildings is principally due to the reclassification to industrial buildings (originally recorded in assets held under finance leases) of the purchase price at the end of the term of the already leased building located in Turin, Via Cavalli 6.

At December 31, 2010, lease payments due in future years and their present value are as follows:

	12/31/2010		12/31/2009
(thousands of euros)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Minimum lease payments

Within 1 year	239,238	231,897	228,075	216,711
From 2 to 5 years	759,208	587,837	798,638	603,800
Beyond 5 years	1,098,478	573,248	1,261,508	635,477
Total	2,096,924	1,392,982	2,288,221	1,455,988

(thousands of euros)	12/31/2010	12/31/2009

Future net minimum lease payments	2,096,924	2,288,221
Interest portion	(703,942)	(832,233)
Present value of lease payments	1,392,982	1,455,988
Finance lease liabilities(1)	1,648,345	1,780,602
Financial receivables for lessors’ net investments (2)	(255,363)	(324,614)
Total net finance lease liabilities	1,392,982	1,455,988

(1) These include financial payables to Teleleasing of 307,427 thousand euros (346,101 thousand euros at December 31, 2009) for direct and indirect lease transactions.

(2) These refer to the present value of installments receivable from customers on direct and indirect lease transactions with Teleleasing, net of the relative allowance for writedowns.

At December 31, 2010, the ISTAT revaluation of lease payments was 25,277 thousand euros (24,060 thousand euros at December 31, 2009).

Note   7 – Other non-current assets

Other non-current assets decreased 367,683 thousand euros compared to December 31, 2009 and include:

(thousands of euros)	12/31/2010	of which IAS 39 Financial Instruments	12/31/2009 Reclassified (*)	of which IAS 39 Financial Instruments

Investments in:
Subsidiaries	9,737,814		10,078,380
Associates and joint ventures	25,709		41,955
Other companies	39,832	39,832	44,400	44,400
	9,803,355	39,832	10,164,735	44,400

Financial receivables and other non-current financial assets	2,099,373	2,099,373	2,059,477	2,059,477
Miscellaneous receivables and other non-current assets
Miscellaneous receivables from subsidiaries	8,767		7,681
Miscellaneous receivables from associates	15,400	15,400	25,403	25,403
Other receivables	5,260	5,228	5,232	5,232
Medium/long-term prepaid expenses	482,806		486,580
	512,233	20,628	524,896	30,635
Deferred tax assets (**)	918,072		951,608
Total	13,333,033	2,159,833	13,700,716	2,134,512

(* After reclassification of a part of non-hedging derivatives, originally classified in current assets/liabilities, to non-current assets/liabilities. Further details are provided in the Note "Reclassifications".

(**) Analyzed in the Note “Deferred tax assets and deferred tax liabilities”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The Note “Investments” provides details of changes in 2010 for each investment and the values at the beginning and end of the year and also the list of investments in subsidiaries, associates and joint ventures in compliance with article 2427 of the Italian Civil Code.

Financial receivables and other non-current financial assets increased 39,896 thousand euros.  The composition is as follows:

(thousands of euros)	12/31/2010	12/31/2009 Reclassified (*)

Financial receivables from subsidiaries	100,062	103,303
Financial receivables from associates and joint ventures	-	25
Financial receivables from other related parties	-	2,470
Financial receivables for lessors’ net investments	192,220	217,083
Receivables from employees	39,405	49,368
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	450,270	182,918
Non-hedging derivatives	1,302,547	1,491,830
Other financial receivables	1,359	4,359
Prepaid expenses	13,510	8,121
Total	2,099,373	2,059,477

(*) After reclassification of a part of non-hedging derivatives, originally classified in current assets/liabilities, to non-current assets/liabilities. Further details are provided in the Note "Reclassifications".

Financial receivables from subsidiaries refer mainly to a loan made to Telecom Italia Media (100,001 thousand euros) by the European Investment Bank (EIB) for a capital expenditures program aimed at expanding the infrastructures of the Digital Terrestrial Network. The loan will be repaid on December 31, 2013.

Financial receivables for lessors’ net investments relate to:

•

indirect contracts, that is, lease contracts stipulated by Teleleasing directly with customers and of which Telecom Italia is the guarantor, for 182,662 thousand euros (201,786 thousand euros at December 31, 2009), of which 176,143 thousand euros is for receivables due between the second and fifth year (195,532 thousand euros at December 31, 2009) and 6,519 thousand euros for receivables due beyond the fifth year (6,254 thousand euros at December 31, 2009);

•

direct contracts, that is, rent contracts with the rendering of accessory services under the so-called “full rent” formula. The medium/long-term portion of such contracts is 9,558 thousand euros (15,297 thousand euros at December 31, 2009, all due between the second and fifth year), of which 8,553 thousand euros is for receivables due between the second and fifth year and 1,005 thousand for receivables due beyond the fifth year.

The total amount (non-current and current portion) of these financial receivables for lessors’ net investments is as follows:

(thousands of euros)	12/31/2010	12/31/2009

Non-current portion	192,220	217,083
Current portion	63,144	107,531
Total	255,364	324,614

Receivables from employees refer to the remaining amount due on loans granted.

Hedging derivatives relating to hedged items classified in non-current assets/liabilities of a financial nature refer to the mark-to-market component and include fair value hedges put into place with the Mediobanca group

(7,287 thousand euros) and with Telecom Italia Finance S.A. (11,850 thousand euros). Further details are provided in the Note “Derivatives”.

Non-hedging derivatives include the measurement of transactions which Telecom Italia S.p.A. carries out on behalf of companies of the Group in its exclusive role as the centralized treasury function. This item is offset in full by the corresponding item classified in non-current financial liabilities. They include non-hedging derivatives put into place with Banca Intesa (71,023 thousand euros), the Mediobanca group (20,344 thousand euros) and Telecom Italia Capital S.A. (360,568 thousand euros).

Further details are provided in the Note “Derivatives”.

Miscellaneous receivables and other non-current assets amount to 512,233 thousand euros, decreasing 12,663 thousand euros. In particular:

•

receivables from associates refer to loans made to Aree Urbane and are presented net of the provision for writedowns to adjust the receivable to estimated realizable value;

•

prepaid expenses are related to the deferral of costs connected with the recognition of revenues.

Note   8 – Deferred tax assets and deferred tax liabilities

The net balance is composed as follows:

(thousands of euros)	12/31/2010	12/31/2009

Deferred tax assets	918,071	951,608
Deferred tax liabilities	(1,190)	(42,479)
Total	916,881	909,129

The presentation of deferred tax assets and liabilities in the separate financial statements takes account of offsets to the extent that such offsets are legally enforceable; the composition of the gross amounts is presented below:

(thousands of euros)	12/31/2010	12/31/2009

Deferred tax assets	1,018,058	1,043,115
Deferred tax liabilities	(101,177)	(133,986)
Total	916,881	909,129

Based on recovery assumptions, it is estimated that such net balance will reverse by next year for about 360 million euros.

Utilizations and new accruals of deferred tax assets and liabilities gave rise to a total expense recorded in income for the year ended December 31, 2010 of 11,456 thousand euros (of which 2,163 thousand euros relates to prior years). Further details are provided in the Note “Income tax expense”.

Net deferred tax assets also reflect the taxes recognized in equity in 2010 for 19,208 thousand euros and which mainly refer to the change in cash flow hedge derivatives, as well as convertible bonds.

Upon presentation of the tax return for the year 2008, the company took advantage of the possibility of realigning the differences between the IAS financial statements associated with transactions that fall under the “derivation regime” and the tax amounts at January 1, 2009, pursuant to Legislative Decree 185 dated November 29, 2008; this realignment - which provides for the reabsorption of the relative net deductible differences over five years starting in 2009 and up to 2013 - in equal amounts – will result in an absorption of net deferred tax assets of approximately 60 million euros per year. At December 31, 2010, the related unused tax credit was 193 million euros (246 million euros at December 31, 2009).

An analysis of deferred tax assets and liabilities by type of temporary difference at December 31, 2010 and 2009 is the following:

(thousands of euros)	12/31/2010	12/31/2009

Deferred tax assets:
- Writedowns	3,336	4,545
- Pension fund integration, Law 58/92	38,983	72,404
- Provisions for risks and charges	162,487	130,424
- Provision for bad debts	193,028	181,331
- Derivatives	245,823	254,557
- Capital grants	12,588	17,189
- Taxed amortization and depreciation	140,196	113,822
- Other deferred tax assets	28,522	23,306
- Unused tax credit (realignment, Leg. Decree 185/08)	193,095	245,537
Total	1,018,058	1,043,115
Deferred tax liabilities:
- Accelerated depreciation	(22,606)	(30,541)
- Deferred gains	(4,238)	(18,638)
- Bonds	-	(10,500)
- Discounting of provision for employee severance indemnities	(27,910)	(30,215)
- Derivatives	(6,039)	(4,964)
- Land and buildings	(18,217)	(18,235)
- Other deferred tax liabilities	(22,167)	(20,893)
Total	(101,177)	(133,986)
Total net deferred tax assets (liabilities)	916,881	909,129

At December 31, 2010, the Company has tax-suspended equity reserves of 2,760,038 thousand euros, subject to taxation in the event of distribution and/or utilization, on which deferred taxes have not been provided since their distribution or utilization is not foreseen.

Note   9 – Inventories

Inventories amount to 112,129 thousand euros at December 31, 2010, decreasing 55,148 thousand euros compared to December 31, 2009. They mainly consist of equipment, handsets and the relative accessories for fixed-line and mobile telecommunications.

Writedowns of inventories taken in 2010 total 4,596 thousand euros and mainly refer to the adjustment to estimated realizable value of products being marketed for fixed and mobile telecommunications.

No inventories are pledged as collateral.

Note 10 – Trade and miscellaneous receivables and other current assets

Trade and miscellaneous receivables and other current assets decreased 658,443 thousand euros compared to December 31, 2009 and are composed of the following:

(thousands of euros)	12/31/2010	of which IAS 39 Financial Instruments	12/31/2009	of which IAS 39 Financial Instruments

Amounts due on construction contracts	35,136		25,480
Trade receivables:
Receivables from customers	2,800,952	2,800,952	3,103,532	3,103,532
Receivables from other telecommunications operators	1,243,679	1,243,679	1,228,643	1,228,643
Receivables from subsidiaries	193,637	193,637	170,098	170,098
Receivables from associates and joint ventures	37,267	37,267	91,175	91,175
Receivables from other related parties	71,390	71,390	71,649	71,649
Customer collections pending credit	24,779	24,779	29,682	29,682
	4,371,704	4,371,704	4,694,779	4,694,779
Miscellaneous receivables and other current assets:
Receivables from subsidiaries	42,963	176	367,237
Receivables from associates	7	1	63	63
Receivables from other related parties	52,418	52,414	17,571	17,571
Other receivables	376,669	155.850	454,561	182,177
Trade and miscellaneous prepaid expenses	393,559		371,208
	865,616	208,441	1,210,640	199,811

Total	5,272,456	4,580,145	5,930,899	4,894,590

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The ageing of financial instruments included in trade and miscellaneous receivables and other current assets at December 31, 2010 and December 31, 2009 is as follows:

			Overdue:
(thousands of euros)	12/31/2010	current	0-90 days	91-180 days	181-365 days	More than 365 days

Trade and miscellaneous receivables and other current assets	4,580,145	3,470,008	201,707	108,600	142,960	656,870
			Overdue:
(thousands of euros)	12/31/2009	current	0-90 days	91-180 days	181-365 days	More than 365 days

Trade and miscellaneous receivables and other current assets	4,894,590	3,895,167	189,981	101,732	143,748	563,962

The increase in receivables overdue more than 365 days compared to December 31, 2009 is mainly due to higher collection times on credit positions considered in any case without risks in terms of collectibility.

Trade receivables amount to 4,371,704 thousand euros (4,694,779 thousand euros at December 31, 2009) and are net of the provision for bad debts of 593,539 thousand euros (602,103 thousand euros at December 31, 2009).

Movements in the provision for bad debts are as follows:

(thousands of euros)	2010	2009

At January 1	602,103	561,389
Provision charges to the separate income statement	180,668	281,612
Utilization	(189,232)	(240,898)
At December 31	593,539	602,103

The provision for bad debts refers to writedowns of individual receivables for 334,962 thousand euros (367,241 thousand euros at December 31, 2009) and writedowns of overall receivables for 258,576 thousand euros (234,862 thousand euros at December 31, 2009). Accruals to the provision for bad debts are recorded for an exact amount on credit positions that present an element of individual risk. Instead, on credit positions that do not present such characteristics, accruals are recorded by customer segment on the basis of the average uncollectibility estimated on the basis of statistics.

Receivables from customers stand at 2,800,952 thousand euros, decreasing 302,580 thousand euros compared to December 31, 2009, mainly as a result of the contraction in sales.

Receivables from subsidiaries amount to 193,637 thousand euros, increasing 23,539 thousand euros compared to December 31, 2009, and mainly refer to TLC services rendered to Matrix (54,695 thousand euros), Telecom Italia Sparkle (43,352 thousand euros) and Pathnet (34,082 thousand euros).

Receivable from associates and joint ventures total 37,267 thousand euros and particularly refer to Teleleasing (33,149 thousand euros) for the sale of TLC equipment and services.

Receivables from other related parties amount to 71,390 thousand euros and refer in particular to balances with the Banca Intesa group (36,434 thousand euros), Assicurazioni Generali (21,188 thousand euros) and Telefónica (11,795 thousand euros).

Miscellaneous receivables and other current assets amount to 865,616 thousand euros (1,210,640 thousand euros at December 31, 2009) and are net of a provision for bad debts of 54,853 thousand euros. Specifically, receivables from subsidiaries principally refer to credit positions connected with the Group VAT procedure and with Group income tax consolidation. The reduction is principally due to the payment of VAT to the tax authorities in July for 327,354 thousand euros corresponding to the unlawful deduction of VAT by the subsidiary Telecom Italia Sparkle in the years 2005, 2006 and 2007, plus interest, under the Group VAT procedure.

Receivables from other related parties relate to factoring transactions for dealer receivables on mobile equipment sales, carried out with Mediofactoring, a company in the Banca Intesa group.

Trade and miscellaneous prepaid expenses principally pertain to building leases (102,890 thousand euros), rentals and maintenance (58,377 thousand euro), insurance premiums (14,754 thousand euros) and deferrals of costs in relation to the recognition of revenues in accordance with IAS 18 (206,847 thousand euros).

Other receivables amount to 376,669 thousand euros (454,561 thousand euros at December 31, 2009). Details are as follows:

(thousands of euros)	12/31/2010	12/31/2009

Advances to suppliers	12,992	39,995
Receivables from employees	23,211	23,075
Tax receivables	36,961	37,030
Sundry receivables	303,505	354,461
Total	376,669	454,561

Tax receivables totaling 36,961 thousand euros basically include credits resulting from tax returns, other taxes and also VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Sundry receivables particularly include:

•

receivables from other factoring companies (17,387 thousand euros);

•

receivables for the Universal Service (52,607 thousand euros);

•

receivables from the Italian state and the European Union (36,145 thousand euros) for grants relating to research and training projects.

Note 11 – Current income tax receivables

Current income tax receivables increased from 213 thousand euros at December 31, 2009 to 226 thousand euros.

Note 12 – Securities other than investments (current assets)

Securities other than investments decreased 162,067 thousand euros compared to December 31, 2009. The composition is as follows:

(thousands of euros)	12/31/2010	12/31/2009

Held-to-maturity financial assets
Unlisted securities other than investments held-to-maturity	-	-
Available-for-sale financial assets
Listed securities other than investments available-for-sale, due after three months	1,159,108	921,057
Financial assets at fair value through profit or loss
Listed securities other than investments held for trading	-	400,118
Total	1,159,108	1,321,175

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

“Listed securities other than investments available-for-sale, due after three months”, consist of Italian Treasury Bills with an A rating by S&P’s recorded at market value.

Note 13 – Financial receivables and other current financial assets

Financial receivables and other current financial assets decreased 130,312 thousand euros compared to December 31, 2009 and are composed as follows:

(thousands of euros)	12/31/2010	12/31/2009 Reclassified (*)

Financial receivables for lessors’ net investments	63,144	107,531
Receivables from employees	14,098	8,256
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	240,509	200,573
Non-hedging derivatives	273,220	408,674
Financial receivables from subsidiaries	9,932	6,097
Financial receivables from associates and joint ventures	5	4
Other financial receivables	999	1,231
Prepaid expenses	429	282
Total	602,336	732,648

(*) After reclassification of a part of non-hedging derivatives, originally classified in current assets/liabilities, to non-current assets/liabilities. Further details are provided in the Note "Reclassifications".

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Financial receivables for lessors’ net investments refer to:

•

indirect contracts, that is, lease contracts stipulated by Teleleasing directly with customers and of which Telecom Italia is the guarantor, for 50,552 thousand euros (91,973 thousand euros at December 31, 2009);

•

direct contracts, that is, rent contracts with the rendering of accessory services under the so-called “full rent” formula. The current portion of such contracts is 12,592 thousand euros (15,558 thousand euros at December 31, 2009).

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature mainly consist of accrued income on derivative contracts. They comprise fair value hedges put into place with the Mediobanca group (12,564 thousand euros) and with Telecom Italia Finance S.A. (37,315 thousand euros). Further details are provided in the Note “Derivatives”.

Non-hedging derivatives total 273,220 thousand euros (408,674 thousand euros at December 31, 2009) and include the measurement of transactions which Telecom Italia S.p.A. carries out on behalf of the companies of the Group in its exclusive role as the centralized treasury function. This line item is offset in full by the corresponding item classified in current financial liabilities. They include non-hedging derivatives put into place with Banca Intesa (9,378 thousand euros), the Mediobanca group (786 thousand euros), Telecom Italia Capital S.A. (143,636 thousand euros) and Telecom Italia Finance S.A. (424 thousand euros). Further details are provided in the Note “Derivatives”.

Note 14 – Cash and cash equivalents

Cash and cash equivalents decreased 1,473,491 thousand euros compared to December 31, 2009 and are composed as follows:

(thousands of euros)	12/31/2010	12/31/2009

Liquid assets with banks, financial institutions and post offices	2,751,813	4,203,991
Checks, cash and other receivables and deposits for cash flexibility	694	713
Receivables from subsidiaries	10,545	31,839
Total	2,763,052	4,236,543

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Liquid assets with banks, financial institutions and post offices decreased 1,452,178 thousand euros compared to December 31, 2009.

The different technical forms used for the investment of liquidity as of December 31, 2010 can be analyzed as follows:

•

maturities: all deposits have a maximum maturity date of three months;

•

counterpart risks: investments are made with leading high-credit-quality banks and financial institutions with a rating of at least A-;

•

country risk: investments are made in major European financial markets.

Note 15 – Equity

Equity is composed as follows:

(thousands of euros)	12/31/2010	12/31/2009

Share capital issued	10,688,746	10,673,865
Less: treasury shares	(20,720)	(20,720)
Share capital	10,668,026	10,653,145
Paid-in capital	1,697,292	1,689,446
Legal reserve	2,134,773	2,134,760
Other reserves:
Reserve L.D. 124/93 ex art. 13	391	391
Reserve D.P.R. 917/86 ex art. 74	5,750	5,750
Reserve for capital grants	602,259	602,259
Revaluation reserve ex Law 413/91	1,129	1,129
Reserve Law 266/2005 ex art. 1, para. 469 - Law 342/2000 ex art. 14	315,842	315,842
Other	2,435,360	2,436,480
	3,360,731	3,361,851

Retained earnings, including profit for the year	7,703,045	5,228,736
Total	25,563,867	23,067,938

Movements in share capital during 2010 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2009 and December 31, 2010

(number of shares of par value 0.55 euros)		at 12/31/2009	Shares issued for plans destined for employees	at 12/31/2010	% of capital share

Ordinary shares issued	(a)	13,380,906,939	27,056,139	13,407,963,078	68.99
less: treasury shares	(b)	(37,672,014)	-	(37,672,014)
Ordinary shares outstanding	(c)	13,343,234,925	27,056,139	13,370,291,064

Savings shares issued and outstanding	(d)	6,026,120,661	-	6,026,120,661	31.01

Total shares issued	(a+d)	19,407,027,600	27,056,139	19,434,083,739	100.00
Total shares outstanding	(c+d)	19,369,355,586	27,056,139	19,396,411,725

Reconciliation between the value of shares outstanding at December 31, 2009 and December 31, 2010

(thousands of euros)		Share capital at 12/31/2009	Change in share capital as a result of plans destined for employees	Share capital at 12/31/2010

Ordinary shares issued	(a)	7,359,499	14,881	7,374,380
less: treasury shares	(b)	(20,720)	-	(20,720)
Ordinary shares outstanding	(c)	7,338,779	14,881	7,353,660

Savings shares issued and outstanding	(d)	3,314,366	-	3,314,366

Total share capital issued	(a+d)	10,673,865	14,881	10,688,746
Total share capital outstanding	(c+d)	10,653,145	14,881	10,668,026

Share capital increased 14,881 thousand euros due to the effect of the “Broad-based Employee Share Ownership Plan 2010-2014”, approved by the shareholders’ meeting held on April 29, 2010. Further details are provided in the following paragraphs and in the Note “Equity compensation plans”.

The total amount of ordinary treasury shares at December 31, 2010 is 40,008 thousand euros and recorded as follows: the part relating to the par value (20,720 thousand euros) is recognized as a deduction from share capital issued and the remaining amount, as a deduction from Other reserves.

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Share capital structure

The ordinary and savings shares of the Company are also listed on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company.

The Company sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of risk capital, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an adequate diversification of the sources of funding and an efficient access to external sources of financing (taking advantage of the best opportunities offered in the euro, U.S. dollar and Pound sterling financial markets to minimize costs), taking care to minimize the refinancing risk.

The remuneration of risk capital is proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Company constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

►

Rights of savings shares

The rights of savings shares are indicated below:

•

the profit shown in the duly approved separate financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the par value of the share;

•

after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of the par value of the share;

•

if in any one year dividends of below 5% of the par value of the share are paid to the savings shares, the difference is carried over and is added to the preferred dividends for the next two successive years;

•

in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those separate financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

•

the reduction of share capital as a result of losses does not entail a reduction of the par value of savings shares except for the amount of the loss which exceeds the overall par value of the other shares;

•

upon the wind-up of the Company, the savings shares have a pre-emptive right in the reimbursement of capital for the entire par value;

•

in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask the Company to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

Share capital carries a restriction on tax suspension for an amount of 1,191,379 thousand euros.

***

Paid-in capital is 1,697,292 thousand euros at December 31, 2010, increasing 7,846 thousand euros compared to December 31, 2009. The change is due to the increase in share capital servicing the “Broad-based Employee Share Ownership Plan 2010-2014” approved by the shareholders’ meeting held on April 29, 2010.

The Legal reserve totals 2,134,773 thousand euros at December 31, 2010, increasing 12 thousand euros compared to December 31, 2009, following the resolution passed by the shareholders’ meeting held on April 29, 2010 approving the annual 2009 separate financial statements. The legal reserve carries a restriction on tax suspension, as do some reserves of merged companies, up to the amount of 1,834,667 thousand euros.

Other reserves amount in total to 3,360,731 thousand euros at December 31, 2010, decreasing 1,120 thousand euros compared to December 31, 2009.  The various reserves are analyzed as follows:

•

Reserve ex art. 13, L.D. 124/1993 (391 thousand euros): unchanged from December 31, 2009;

•

Reserve ex art. 74, D.P.R. 917/1986 (5,750 thousand euros): unchanged from December 31, 2009;

•

Reserve for capital grants (602,259 thousand euros): unchanged from December 31, 2009;

•

Revaluation reserve ex Law 413 dated December 30, 1991 (1,129 thousand euros): unchanged from December 31, 2009;

•

Reserve, ex article 1, paragraph 469, Law 266/2005 and ex article 14, Law 342/2000 (315,842 thousand euros): unchanged from December 31, 2009 and deriving from the reclassification of the merger surplus reserve originating from the merger of Tim Italia, in order to set up the same tax-suspended reserve already recorded in the separate financial statements at December 31, 2005 of the merged company;

•

Reserve for cash flow hedges (-640,523 thousand euros): a decrease of 21,788 thousand euros compared to December 31, 2009. This reserve is related to the accounting of cash flow hedge transactions. In particular, it refers to unrealized gains and losses, net of the related tax effect, on the fair value adjustment of a financial instrument designated as a cash flow hedge;

•

Reserve for available-for-sale financial assets (5,500 thousand euros): a decrease of 2,234 thousand euros compared to December 31, 2009. This reserve includes unrealized losses regarding the investments in Fin.Priv (-983 thousand euros) and Assicurazioni Generali (-1,883 thousand euros), and the net positive fair value adjustment of other available-for-sale financial assets (8,366 thousand euros), net of the relative tax effects;

•

Reserve for other equity instruments: equal to 11,603 thousand euros. It comprises:

o

the value of the stock options assigned to executive directors in accordance with the “Top Plan 2008” and the value of the share granting rights assigned to top management of Telecom Italia or subsidiaries in accordance with the “Performance Share Granting” Plan (4,213 thousand euros);

o

the value of the rights granted to subscribers of the “Broad-based Employee Share Ownership Plan 2010-2014” (7,190 thousand euros);

o

the value of the rights granted to subscribers of the “Long Term Incentive Plan 2010-2015” (199 thousand euros);

•

Merger surplus reserve (2,072,518 thousand euros): unchanged from December 31, 2009;

•

Unavailable reserve originating from the application of art. 7, paragraph 7 of Legislative Decree 38/2005 (578,234 thousand euros);

•

Miscellaneous reserves (408,028 thousand euros).

Retained earnings (accumulated losses), including profit for the year show a positive balance of 7,703,045 thousand euros at December 31, 2010, increasing 2,474,309 thousand euros compared to December 31, 2009. The change is mainly due to the profit for the year 2010 (3,512,581 thousand euros), which is partly offset by dividends approved by the shareholders’ meeting held on April 29, 2010 on approval of the 2009 separate financial statements (1,034,755 thousand euros).

The following statement provides additional disclosure on equity and is prepared pursuant to art. 2427, number 7-bis, showing the items in equity separately according to their source, possibility of utilization and distribution, in addition to their utilization in prior years.

Statement according to art. 2427, 7-bis

Nature/description	Amount	Possibility of utilization	Amount available	Summary of the amounts utilized during the last three years
				for absorption of losses	for other reasons
(thousands of euros)				Total	Total

Share capital	10,668,026			-	-

Capital reserves:
Paid-in capital	1,697,292	A, B, C	1,697,292	-	-
Legal reserve	1,952,851	B	-	-	-
Reserve L.D. 124/93 ex art. 13	391	A, B, C	391	-	-
Reserve D.P.R. 917/86 ex art. 74	5,750	A, B, C	5,750	-	-
Reserve Law 266/2005 –ex art. 1, para. 469 Law 342/2000, ex art. 14	315,842	A, B, C	315,842	-	-
Reserve for capital grants	537,727	A, B, C	537,727
Miscellaneous reserves	104,283	A, B, C	104,283	-	-
Reserve ex L.D. 38/2005 art. 7, para 7	578,234	B	-	-	-
Merger surplus reserve	2,010,152	A, B, C	2,010,152	-	-

Profit reserves:
Legal reserve	181,922	B	-	-	-
Reserve for capital grants	64,532	A, B, C	64,532	-	-
Revaluation reserve ex Law 413/91	1,129	A, B, C	1,129	-	-
Miscellaneous reserves	323,034	A, B, C	323,034	-	-
Reserve for derivative hedging instruments and related underlyings	(640,523)	B	(640,523)	-	-
Reserve for available-for-sale financial assets	5,500	B	-	-	-
Reserve for other equity instruments	11,603	B	-	-	-
Merger surplus reserve	62,366	A, B, C	62,366	-	-
Retained earnings	4,190,464	A, B, C	4,190,464	-	-
Total			8,672,439
Treasury shares			(40,008)	-	-
Amount not distributable (1)			(3,736)
Remaining amount distributable			8,628,695

Key  A = for share capital increase; B = for absorption of losses; C = for distribution to shareholders

(1) This represents the amount of the undistributable portion owing to the part of paid-in capital needed to integrate the legal reserve until it reaches 1/5 of share capital (2,976 thousand euros) and the gain on the disposal of a business segment, in 2008, to the subsidiary Matrix (760 thousand euros).

The amount of distributable reserves without any tax charges to be borne by the Company is equal to 7,703,324 thousand euros.

***

The table below shows the restrictions, pursuant to art. 109, paragraph 4, letter b) of TUIR, relating to off-book deductions effected for income tax purposes in past years:

(thousands of euros)
Off-book deductions at 12/31/2009	61,717
Reversal for taxation during the year	(3,636)
Off-book deductions at December 31, 2010	58,081
Deferred taxes (IRES and IRAP)	(15,972)
Restriction on equity at December 31, 2010	42,109

This regime imposes a restriction on all equity reserves, without distinction, for an amount equal to the off-book deductions net of the relative deferred taxes provided. This restriction remains until such time as the excess tax deductions and consequent taxation are recovered in the books.

More specifically, compared to December 31 2009, the deductions decreased by 3,636 thousand euros as a result of taxation during the year.

Therefore, taking into account the residual deductions effected in prior years and not covered by the fiscal realignment carried out in accordance with Law 244 dated December 24, 2007, the total restriction on equity in the separate financial statements amounts to 42,109 thousand euros.

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Future potential changes in share capital

The following table shows the future potential changes in share capital on the basis of the rights of equity compensation plans still outstanding at December 31, 2010:

	Number of maximum shares issuable	Nominal value (thousands of euros)	Paid-in capital (thousands of euros)	Subscription price per share (euros)

Additional capital increases not yet approved (ord. sh.)
Broad-based Employee Share Ownership Plan 2010-2014 (bonus capital increase)	9,018,713	4,960	-	-
“Long Term Incentive Plan 2010-2015” (reserved capital increase)	n.d. (*)	5,000 (*)	n.d. (*)	n.d. (*)
“Long Term Incentive Plan 2010-2015” (bonus capital increase)	n.d. (**)	5,000 (**)	-	-
Shareholders’ resolution of April 8, 2009	1,600,000,000	880,000	n.d.	n.d.
Total additional capital increases not yet approved (ord. sh.)		894,960

(*) A number of ordinary shares can be issued subscribable for a total maximum equivalent amount (including paid-in capital) of 5,000,000 euros, with the subscription price determined by the board of directors.

(**) A number of ordinary shares can be issued for the number needed to allot a bonus share for every share subscribed, up to a maximum amount of 5,000,000 euros.

Further details on stock option plans are provided in the Note “Equity compensation plans”.

With regard to the additional capital increases not yet approved, the following is noted.

The shareholders’ meeting held on April 29, 2010 granted the directors the right to increase share capital for five years from April 29, 2010 as follows:

•

to service the “Broad-based Employee Share Ownership Plan 2010-2014”, as approved by the shareholders’ meeting held on April 29, 2010, (i) against payment, through the issue of a maximum of 31,000,000 new ordinary shares of par value 0.55 euros each, and thus for a par value not in excess of 17,050,000 euros, with normal dividend rights, with the exclusion of the pre-emptive right pursuant to art. 2441, paragraph 8, of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, to be offered for subscription to the employees who are beneficiaries under the “Broad-based Employee Share Ownership Plan 2010-2014”, and subsequently (ii) for a maximum amount of 5,683,333.15 euros through distribution of a corresponding maximum amount of profits in accordance with art. 2349 of the Italian Civil Code, with the issue of new ordinary shares of par value 0.55 euros each, with normal dividend rights, in the number necessary to allot a bonus share for every three shares subscribed to against payment as above by the employees who are beneficiaries of the “Broad-based Employee Share Ownership Plan 2010-2014”, subject to meeting the conditions within the timeframe and according to the manner established therein;

•

to service the “Long Term Incentive Plan 2010-2015”, as approved by the shareholders’ meeting held on April 29, 2010, (i) against payment, through the issue of new ordinary shares of par value 0.55 euros each, with normal dividend rights, for a maximum amount of 5,000,000 euros, with the exclusion of the pre-emptive right pursuant to art. 2441, paragraph 8, of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, to be offered for subscription by the employees who are beneficiaries under the “Long Term Incentive Plan 2010-2015”, and subsequently (ii) for a maximum amount of 5,000,000 euros through distribution of a corresponding maximum amount of profits in accordance with art. 2349 of the Italian Civil Code, with the issue of new ordinary shares for a par value of 0.55 euros each, with normal dividend rights, in the number necessary to allot a bonus share for every share subscribed to against payment as above by the employees who are beneficiaries of the “Long Term Incentive Plan 2010-2015” subject to meeting the conditions within the timeframe and according to the manner established therein.

As regards the share capital increase against payment, the board of directors fixes the share issue price (including paid-in capital) in conformity with the provisions of the “Broad-based Employee Share Ownership Plan 2010-2014” and the “Long Term Incentive Plan 2010-2015” and also fixes the period for their subscription, establishing that, if the approved capital increase is not fully subscribed to within that period, the share capital shall be increased for an amount equal to the subscriptions received up to the end of that period.

In reference to the “Broad-based Employee Share Ownership Plan 2010-2014”, on May 6, 2010, the board of directors, by the power granted to it by the special shareholders’ meeting held on April 29, 2010, passed a resolution to increase against payment, divisible, pursuant to art. 2443 of the Italian Civil Code and according to the provisions of art. 2441, paragraph 8 of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, share capital for a maximum par value of 17,050,000 euros, through the issue of a maximum of 31,000,000 new ordinary shares of par value 0.55 euros each, at an issue price equal to the average market prices of the last month preceding the offering discounted by 10%, to be reserved for subscription by beneficiaries of the “Broad-based Employee Share Ownership Plan 2010-2014”, establishing that, where the share capital has not been fully subscribed to by the end of the offering period, in any case not later than September 30, 2010, the capital shall be increased for an amount equal to the subscriptions received by that date.

On June 16, 2010, the criteria for the calculation of the subscription price and the subscription period were defined.

The subscription price was defined as the arithmetic mean of the share trading prices of the Company’s ordinary shares recorded between May 25, 2010 and June 25, 2010 on the Mercato Telematico Azionario (Electronic Stock Market) organized and operated by Borsa Italiana S.p.A.. It was calculated using as the divisor only the days which refer to the listed prices taken as the basis for the calculation, discounted by 10%, up to the second digit after the decimal point (hundredths of a euro).

The precise subscription price, equal to 0.84 euros per share, was communicated by means of a notice published on the Group intranet on the evening of June 25, 2010.

The subscription period for the discounted offer of ordinary shares went from June 28, to July 9, 2010 and, following this operation, 27,056,139 ordinary shares were issued on July 29, 2010, bringing the total number of Telecom Italia ordinary shares issued to 13,407,963,078. Accordingly, at that date, the maximum quantity of shares issuable with the relative bonus share capital increase went from 10,333,333 to 9,018,713 ordinary shares, for a par value equal to 4,960 thousand euros.

The shareholders’ meeting held on April 8, 2009 granted the directors the power (which, to date, has not been exercised), for a maximum period of five years beginning April 8, 2009, to increase against payment, at one or more times, share capital for a maximum nominal amount of 880,000,000 euros, through the issue, with or without paid-in capital, of a maximum of 1,600,000,000 ordinary shares of par value 0.55 euros each:

(i)

to be offered as option rights to those entitled in whole or in part,

(ii)

to be offered for subscription to the employees of Telecom Italia S.p.A. or to the companies which it controls, with the exclusion of the pre-emptive right, pursuant to the combined provision of art. 2441, last paragraph, of the Italian Civil Code, and art. 134, second paragraph, of Legislative Decree 58/1998.

The resolutions for capital increases passed by the board of directors in exercising the aforementioned right shall fix the subscription price (including any paid-in-capital) and establish a specific period for the subscription of the shares; they may also provide that, in the event the increase voted by the board is not fully subscribed to within that period set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to end of that period.

►

Authorizations for the issue of convertible bonds and the purchase of treasury shares

The board of directors of Telecom Italia S.p.A. has the right to issue, at one or more times and for five years, starting April 8, 2009, bonds convertible into ordinary shares, to be offered as option rights to those entitled, for a maximum nominal amount of 1,000,000,000 euros.

As of the date of December 31, 2010, Telecom Italia S.p.A. holds 37,672,014 treasury shares, of which 25,000,000 were purchased to service the plan for allotting bonus Telecom Italia S.p.A. ordinary shares to resources who hold key roles as employees or collaborators of Telecom Italia S.p.A. or subsidiaries (“Performance Share Granting Plan”), as part of the first tranche of the treasury share buyback program announced on August 8, 2008, and of which 11,400,000 ordinary shares were purchased to service the stock option plan reserved for executive officers of Telecom Italia S.p.A., “Stock Option Plan Top 2008”, as part of the second tranche of the same treasury share buyback program.

***

On the basis of the motion put forward by the board of directors’ meeting held on February 24, 2011, the profit for the year 2010 of Telecom Italia S.p.A., equal to 3,512,581 thousand euros, shall be appropriated as dividends for 1,191,775 thousand euros, for distribution to the shareholders:

•

0.058 euro for each ordinary share,

•

0.069 euro for each savings share,

gross of withholdings as established by law; undistributed profit will be appropriated to retained earnings.

Note 16 – Financial liabilities (current and non-current)

Financial liabilities are composed as follows:

(thousands of euros)	12/31/2010	12/31/2009 Reclassified (*)
Financial payables (medium/long-term)
. Bonds	16,406,475	17,285,565
. Amounts due to banks	4,420,730	4,177,351
. Payables to other lenders	13,291	23,244
. Payables to subsidiaries	11,696,141	13,605,745
	32,536,637	35,091,905
Finance lease liabilities (medium/long-term)
. Payables to subsidiaries	445	199
. Payables to associates	193,457	220,652
. Payables to others	1,242,188	1,324,235
	1,436,090	1,545,086
Other financial liabilities (medium/long-term)
. Hedging derivatives relating to hedged items classified
as non-current assets/liabilities of a financial nature	1,877,391	2,100,133
. Non-hedging derivatives	1,302,548	1,491,830
. Deferred income	1,023	3,063
	3,180,962	3,595,026
TOTAL NON-CURRENT FINANCIAL LIABILITIES (a)	37,153,689	40,232,017
Financial payables (short-term)
. Bonds	3,066,840	1,404,022
. Convertible bonds	-	580,996
. Amounts due to banks	428,524	1,674,096
. Payables to other lenders	365,371	290,382
. Payables to subsidiaries	1,586,391	3,075,011
Payables to associates	2,108	-
. Other financial payables	175	181
	5,449,409	7,024,688
Finance lease liabilities (short-term)
. Payables to subsidiaries	346	257
. Payables to associates	116,234	127,599
. Payables to other related parties	-	8,879
. Payables to others	95,675	98,781
	212,255	235,516
Other financial liabilities (short-term)
. Hedging derivatives relating to hedged items classified
as current assets/liabilities of a financial nature	121,240	144,022
. Non-hedging derivatives	272,734	408,327
. Deferred income	292	647
	394,266	552,996
TOTAL CURRENT FINANCIAL LIABILITIES (b)	6,055,930	7,813,200
TOTAL FINANCIAL LIABILITIES (c)=(a+b)	43,209,619	48,045,217

(*) After reclassification of a part of non-hedging derivatives, originally classified in current assets/liabilities, to non-current assets/liabilities. Further details are provided in the Note "Reclassifications".

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Bonds are composed as follows:

(thousands of euros)	12/31/2010	12/31/2009

Non-current portion	16,406,475	17,285,565
Current portion	3,066,840	1,404,022
Total carrying amount	19,473,315	18,689,587
Fair value adjustment and measurement at amortized cost	(850,688)	(567,663)
Total nominal repayment amount	18,622,627	18,121,924

The nominal repayment amount totals 18,622,627 thousand euros, increasing 500,703 thousand euros compared to December 31, 2009.

The following table lists the bonds issued to third parties, expressed at the nominal repayment amount and at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/10 (%)	Market value at 12/31/10 (millions of euros)

Bonds issued
Euro	750	750	4.500%	1/29/04	1/28/11	99.560	100.226	752
Euro	1,250	1,250	6.250%	2/1/02	2/1/12	98.952	104.448	1,306
Euro	1,000	1,000	3- month Euribor + 0.53%	12/6/05	12/6/12	100	98.503	985
Euro	650	650	6.750%	3/19/09	3/21/13	99.574	108.150	703
Euro	500	500	3- month Euribor + 0.63%	7/19/07	7/19/13	100	97.478	487
Euro	500	500	7,875%	1/22/09	1/22/14	99.728	113.171	566
Euro	673	673	4.750%	5/19/06	5/19/14	99.156	104.453	703
Euro	120	120	3-month Euribor+ 0.66%	11/23/04	11/23/15	100	93.977	113
GBP	500	581	5.625%	6/29/05	12/29/15	99.878	101.143	588
Euro	850	850	8.250%	3/19/09	3/21/16	99.740	117.309	997
Euro	400	400	3-month Euribor + 0.79%	6/7/07	6/7/16	100	92.925	372
GBP	750	871	7.375%	5/26/09	12/15/17	99.608	108.723	947
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	103.301	1,291
GBP	850	988	6.375%	6/24/04	6/24/19	98.850	99.630	984
Euro	305	305	6-mo. Euribor (base 365)	1/1/02	1/1/22	100	100	305
Euro	1,250	1,250	5.25%	2/10/10	2/10/22	99.295	96.577	1,207
GBP	400	465	5.875%	5/19/06	5/19/23	99.622	91.971	427
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	75.269	504
Total		13,073						13,237

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website http://www.telecomitalia.it.

The following table lists the changes in bonds during 2010:

NEW ISSUES

(millions of original currency)	currency	amount	issue date
Telecom Italia S.p.A. 1,250 million euros 5.25% maturing 2/10/2022	Euro	1,250	2/10/2010

REPAYMENTS

(millions of original currency)	currency	amount	repayment date
Telecom Italia S.p.A. Floating Rate Notes 796 million euros 3-month Euribor + 0.20% (1)	Euro	796	6/7/2010
Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with a repayment premium	Euro	574	1/1/2010
(1) Net of 54 million euros of bonds bought back by the Company in 2009.

In 2010, Telecom Italia S.p.A. did not buy back own bonds.

Convertible bonds

As established in the Regulations, bond conversion requests were regularly presented during the bond period, starting from January 22, 2002 up to December 15, 2009, and the relative shares exchanged were issued at the established dates. Specifically, the shares relating to the last bond conversion requests received between December 1 and December 15, 2010 were made available to those entitled on December 30, 2009. The remaining 484,600,157 bonds outstanding at December 31, 2009, although no longer convertible, were reimbursed on January 1, 2010, with a one-time payment made on January 4, 2010.

(thousands of euros)	12/31/2010	12/31/2009

Non-current portion	-	-
Current portion	-	580,996
Total carrying amount	-	580,996
Measurement at amortized cost	-	(7,337)
Total nominal repayment amount	-	573,659

Medium/long-term amounts due to banks total 4,420,730 thousand euros (4,177,351 thousand euros at December 31, 2009), increasing by 243,379 thousand euros.

Short-term amounts due to banks total 428,524 thousand euros, decreasing 1,245,572 thousand euros (1,674,096 thousand euros at December 31, 2009); in particular, in January 2010, the syndicated credit line denominated Term Loan 2010 for 1.5 billion euros was duly repaid from cash resources. Short-term amounts due to banks include 67,106 thousand euros for the current portion of medium/long-term amounts due to banks.

Medium/long-term payables to other lenders amount to 13,291 thousand euros (23,244 thousand euros at December 31, 2009) and refer to payables to the Ministry of Economic Development and the Ministry of University.  Short-term payables to other lenders amount to 365,371 thousand euros (290,382 thousand euros at December 31, 2009) and include 11,209 thousand euros for the current portion of medium/long-term payables to other lenders.

Medium/long-term payables to subsidiaries amount to 11,696,141 thousand euros, decreasing 1,909,604 thousand euros compared to December 31, 2009 (13,605,745 thousand euros). They refer to loans from Telecom Italia Capital S.A. (9,984,105 thousand euros) and from Telecom Italia Finance S.A. (1,712,036 thousand euros) following the issues of bonds placed by the financial companies of the Group on the United States and Luxembourg markets. Short-term payables to subsidiaries amount to 1,586,391 thousand euros, decreasing 1,488,620 thousand euros compared to December 31, 2009 (3,075,012 thousand euros). These payables refer to the current portion of medium/long-term loans due to Telecom Italia Capital S.A. (322,228 thousand euros) and Telecom Italia Finance S.A. (682,250 thousand euros), short-term loans payable to Telecom Italia Sparkle (150,004 thousand euros) and Saiat (48,001 thousand euros), in addition to current account transactions under the treasury service at market rates mainly with Telecom Italia

Sparkle (185,342 thousand euros), SSC (64,607 thousand euros), OFI Consulting (31,184 thousand euros), H.R. Services (20,578 thousand euros), Pathnet (20,478 thousand euros), Olivetti Multiservices (14,700 thousand euros) and Telsy (12,941 thousand euros).

Medium/long-term finance lease liabilities total 1,436,090 thousand euros (1,545,086 thousand euros at December 31, 2009) and mainly refer to property sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to 212,255 thousand euros (235,516 thousand euros at December 31, 2009).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 1,877,391 thousand euros (2,100,133 thousand euros at December 31, 2009). Hedging derivatives relating to items classified as current liabilities of a financial nature total 121,240 thousand euros (144,022 thousand euros at December 31, 2009). Further details are provided in the Note “Derivatives”.

Medium/long-term non-hedging derivatives amount to 1,302,548 thousand euros (1,491,830 thousand euros at December 31, 2009). Short-term non-hedging derivatives total 272,734 thousand euros (408,327 thousand euros at December 31, 2009). These line items include the measurement of transactions which Telecom Italia S.p.A. carries out with banking counterparts to service the companies of the Group in its exclusive role as the centralized treasury function and are offset in full by the corresponding items classified in financial assets. Further details are provided in the Note “Derivatives”.

***

At December 31, 2010, the unused credit lines of Telecom Italia S.p.A. amount to 9,713,409 thousand euros (8,638,075 thousand euros at December 31, 2009) and include committed unused credit lines of 6,500,000 thousand euros expiring in August 2014 and 1,250,000 thousand euros expiring in February 2013. All the credit lines are denominated in euro and linked to a variable interest rate.

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2010	12/31/2010	12/31/2009	12/31/2009
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)

USD	3,007	2,251	3,009	2,089
GBP	2,531	2,940	2,527	2,845
JPY	40,101	369	40,107	301
EURO	-	37,650	-	42,810
		43,210		48,045

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

(millions of euros)	12/31/2010	12/31/2009

Up to 2.5%	12,944	15,237
From 2.5% to 5%	5,413	6,278
From 5% to 7.5%	15,176	17,031
From 7.5% to 10%	4,587	4,160
Over 10%	396	399
Accruals/deferrals, MTM and derivatives	4,694	4,940
	43,210	48,045

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

(millions of euros)	12/31/2010	12/31/2009

Up to 2.5%	9,160	10,947
From 2.5% to 5%	6,472	10,820
From 5% to 7.5%	20,471	17,729
From 7.5% to 10%	2,017	3,609
Over 10%	396	-
Accruals/deferrals, MTM and derivatives	4,694	4,940
	43,210	48,045

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Detail of the maturities of Financial liabilities – nominal repayment amount:

	maturing by 12/31/ of the year:
(millions of euros)	2011	2012	2013	2014	2015	After 2015	Total

Bonds	2,400	6,150	1,150	1,173	701	7,049	18,623
Loans and other financial liabilities	1,057	1,614	1,730	4,795	913	8,319	18,428
Finance lease liabilities	196	148	167	145	128	848	1,632
Total	3,653	7,912	3,047	6,113	1,742	16,216	38,683
Current financial liabilities	1,301	-	-	-	-	-	1,301
Total	4,954	7,912	3,047	6,113	1,742	16,216	39,984

Note 17 – Net financial debt

As required by Consob Communication DEM/6064293 dated July 28, 2006, the following table presents the net financial debt at December 31, 2010 and December 31, 2009 calculated in accordance with the criteria indicated in the Recommendation of CESR (Committee of European Securities Regulators) dated February 10, 2005 “Recommendations for the Uniform Implementation of the European Commission Regulation on Disclosures” and also introduced by Consob itself.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets as well as the receivables arising from financial subleasing.

This table also includes the reconciliation of net financial debt determined according to the criteria indicated by CESR and net financial debt calculated according to the criteria of the Telecom Italia Group and presented in the Report on Operations.

(thousands of euros)		12/31/2010	12/31/2009 Reclassified (*)
Non-current financial liabilities		37,153,689	40,232,017

Current financial liabilities		6,055,930	7,813,200

TOTAL GROSS FINANCIAL DEBT	(a)	43,209,619	48,045,217

Securities, financial receivables and other non-current financial assets (°)
Non-current receivables for lessors' net investments		(192,220)	(217,083)
Non-current assets for hedging derivatives		(450,270)	(182,918)
	(b)	(642,490)	(400,001)
Current financial assets
Securities other than investments		(1,159,108)	(1,321,175)
Financial receivables and other current assets		(602,336)	(732,648)
Cash and cash equivalents		(2,763,052)	(4,236,543)
	(c)	(4,524,496)	(6,290,366)

NET FINANCIAL DEBT AS PER CONSOB COMMUNICATION DEM/6064293/2006	(d=a+b+c)	38,042,633	41,354,850

Securities, financial receivables and other non-current financial assets (°)
Other financial receivables and other financial assets	(e)	(1,456,883)	(1,659,476)

NET FINANCIAL DEBT (**)	(f=d+e)	36,585,750	39,695,374

(*) After reclassification of a part of non-hedging derivatives, originally classified in current assets/liabilities, to non-current assets/liabilities. Further details are provided in the Note "Reclassifications".

(**)  With regard to the effect of related party transactions on net financial debt, reference should be made to the specific table included in the Note "Related party transactions".

(°) At December 31, 2010 and 2009, Securities, financial receivables and other non-current financial assets (B + E) amount to 2,099,373 thousand euros and 2,059,477 thousand euros, respectively.

►

Covenants and negative pledges relating to outstanding positions at December 31, 2010

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,052 million euros (out of a total of 2,658 million euros at December 31, 2010) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract. The same clause applies to two loan contracts signed between the EIB and Telecom Italia S.p.A. on July 17, 2006 and on November 30, 2007 for a total principal amount of 332,200,000.00 euros, in which the EIB also has the right to rescind from the contract under ex. art. 1456 of the Italian Civil Code (demanding repayment of the loan and payment of an indemnity) should Telecom Italia S.p.A. cease to hold, directly or indirect, more than 50% of the voting rights in the ordinary shareholders’ meeting of HanseNet Telekommunikation GmbH Germany or, in any case, a number of shares such as to represent more than 50% of its share capital. Following the sale of HanseNet, finalized on February 16, 2010, the Group decided to voluntarily repay the loan of 182,200,000.00 euros under the agreement of November 30, 2007, of which 40,000,000.00 euros had already been repaid on June 18, 2010 while the remaining 142,200,000.00 euros was repaid on September 30, 2010. The loan of 150,000,000.00 euros will remain outstanding until its natural due date of July 2014;

•

for all loans not secured by collateral, if the Company’s rating of unsubordinated and unsecured medium/long-term debt is lower than BBB for Standard&Poor’s, Baa2 for Moody’s and BBB+ for Fitch Ratings, the company shall immediately inform the EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand immediate repayment of the amount disbursed. The current ratings did not require new guarantees or repayments of loans.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014 and a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). The same negative pledge conditions are also found in the export credit loan agreements.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control:

•

Multi-currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum disbursed (currently equal to 1,500,000,000 euros) to the same.  Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica, Assicurazioni Generali, Sintonia, Intesa Sanpaolo and Mediobanca) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories.

•

Revolving credit facility (1,250,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and envisages a discipline similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account the October 28, 2009 modifications to the April 28, 2007 shareholders’ agreement. Therefore, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired, directly or indirectly (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.), with the provisions described above remaining unchanged.

•

Revolving credit facility (200,000,000 euros). The agreement was signed between Telecom Italia and Unicredit S.p.A. on December 20, 2010 and envisages a discipline basically identical to that of the February 12, 2010 credit facility. The amount disbursed is currently 120,000,000 euros;

•

Bonds. The regulations covering the bonds issued under the Telecom Italia EMTN Programme provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default.

•

Contracts with the European Investment Bank (EIB). The contracts signed by Telecom Italia with the EIB, for a total maximum amount of approximately 2.65 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project.

•

Export Credit Agreement (residual nominal amount of 63 million euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides for the repayment of the loan in 2013. It is provided that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall reimburse the outstanding loan on the first date on which payment of interest shall be due.

Finally, as of December 31, 2010, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Note 18 – Financial risk management

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Financial risk management objectives and policies of Telecom Italia S.p.A.

As reported in Note 20 to the consolidated financial statements, Telecom Italia S.p.A. abides by the guidelines established for the Group.

The risk management policies of Telecom Italia S.p.A. observe the policies for the diversification of risks identified for the Group.

An optimum fixed-rate and variable-rate debt composition is defined for the entire Group and it is not established for the individual companies.

As for the exchange rate risk on financial payables contracted by Telecom Italia S.p.A. denominated in currencies other than euro, such risk is hedged in full.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risks on instruments denominated in currencies other than euro and the management of interest rate risks on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are put into place with high-credit-quality banking and financial counterparts with a high rating and are constantly monitored to reduce the credit risk.

Telecom Italia S.p.A. has current account transactions with subsidiaries, as part of its treasury services which are regulated by market rates, and multi-year loan agreements with them which are also at market rates.

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Interest rate risk:  sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while changes in the level of the expected interest rate influence the fair value measurement of Telecom Italia S.p.A. derivatives. In particular:

•

with regard to derivatives that convert the liabilities contracted by Telecom Italia S.p.A. to fixed rates (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is accrued in a specific undistributable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at December 31, 2010 the interest rates in the various markets in which Telecom Italia S.p.A. operates had been 100 basis points higher/lower compared to that actually realized, then higher/lower finance expenses, before the tax effect, would have been recognized in the separate income statement for 102 million euros (120 million euros at December 31, 2009).

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Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, euro commercial paper and receivables on sales of securities), has been considered in the category of variable rate.

TOTAL FINANCIAL LIABILITIES (at the nominal repayment amount)

	12/31/2010			12/31/2009
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Bonds	9,946	8,677	18,623	12,134	5,988	18,122
Convertible bonds	-	-	-	574	-	574
Loans and other payables (*)	15,753	5,608	21,361	14,818	11,755	26,573
TOTAL	25,699	14,285	39,984	27,526	17,743	45,269

(*) At December 31, 2010, current liabilities total 1,301 million euros, of which 1,276 million euros is at variable rates (3,147 million euros at December 31, 2009, of which 1,097 million euros was at variable rates).

FINANCIAL ASSETS (at the nominal investment amount)

	12/31/2010			12/31/2009
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Cash & cash equivalents	-	2,762	2,762	-	4,236	4,236
Securities	-	1,145	1,145	-	1,300	1,300
Other receivables	812	225	1,037	1,334	212	1,546
TOTAL	812	4,132	4,944	1,334	5,748	7,082

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

TOTAL FINANCIAL LIABILITIES

	12/31/2010		12/31/2009
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Bonds	18,484	6.00	18,075	6.14
Convertible bonds	-	-	574	7.42
Loans and other financial liabilities	20,032	3.42	24,457	3.22
TOTAL	38,516	4.66	43,106	4.50

TOTAL FINANCIAL ASSETS

	12/31/2010		12/31/2009
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Cash & cash equivalents	2,762	0.69	4,236	0.37
Securities	1,145	2.76	1,300	2.07
Other receivables	421	5.14	491	5.35
TOTAL	4,328	1.67	6,027	1.14

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

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Credit risk

Credit risk represents Telecom Italia’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

Telecom Italia’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the separate financial statements, excluding guarantees received, described in the Note “Contingent liabilities, other information, commitments and guarantees”.

In referring to the details indicated in the Note “Trade and miscellaneous receivables and other current assets”, it should be pointed out that the accruals to the provision for bad debts are recorded for an exact amount on credit positions that present an element of individual risk. Instead, on credit positions that do not present such characteristics, accruals are recorded by customer segment on the basis of average uncollectibility estimated on the basis of statistics.

Regarding the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, the following is noted below.

Like the Group’s policy, the management of Telecom Italia S.p.A.’s liquidity is guided by conservative criteria and is principally based on money market management where investments are made during the year with temporary excess cash resources which are expected to turn around within the subsequent 12-month period.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits are made with high-credit-quality banking and financial institutions with at least an A- rating by S&P’s and generally for periods of less than three months. As for other temporary investments of liquidity, there are investments for 1,145 million euros (nominal value) in Italian Treasury Bills with an A rating by S&P’s.

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Liquidity risk

Telecom Italia S.p.A. pursues the Group’s objective of achieving an adequate level of financial flexibility.

Current financial assets at December 31, 2010, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 18-24 months.

12% of gross financial debt at December 31, 2010 (nominal repayment amount) will become due in the following 12 months.

Maturities of non-current financial liabilities (including the current portion of medium/long-term debt) in terms of the expected nominal repayment amount are the following:

Maturities of non-current financial liabilities – nominal repayment amount:

	maturing by 12/31/ of the year:
(millions of euros)	2011	2012	2013	2014	2015	After 2015	Total

Bonds	2,400	6,150	1,150	1,173	701	7,049	18,623
Loans and other financial liabilities	1,057	1,614	1,730	4,795	913	8,319	18,428
Finance lease liabilities	196	148	167	145	128	848	1,632
Total	3,653	7,912	3,047	6,113	1,742	16,216	38,683

The following table reports the contractual cash flows not discounted to present value relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the conditions and interest and exchange rates prevailing at December 31, 2010. The principal and interest portions of the hedged liabilities include both the disbursements and the receipts of the related hedging derivatives.

Financial liabilities – Maturities of contractually expected disbursements

		maturing by 12/31/ of the year:
(millions of euros)		2011	2012	2013	2014	2015	After 2015	Total

Bonds	Principal	2,400	6,150	1,150	1,173	701	7,049	18,623
	Interest	1,086	933	560	510	438	2,833	6,360
Loans and other financial liabilities (*)	Principal	958	1,555	1,730	4,690	816	8,105	17,854
	Interest	678	635	663	549	404	5,521	8,450
Finance lease liabilities	Principal	196	148	167	145	128	848	1,632
	Interest	106	99	92	85	76	247	705
Non-current financial liabilities (*)	Principal	3,554	7,853	3,047	6,008	1,645	16,002	38,109
	Interest	1,870	1,667	1,315	1,144	918	8,601	15,515
Current financial liabilities (**)	Principal	1,301	-	-	-	-	-	1,301
	Interest	3	-	-	-	-	-	3
Total financial liabilities	Principal	4,855	7,853	3,047	6,008	1,645	16,002	39,410
	Interest	1,873	1,667	1,315	1,144	918	8,601	15,518
(*) These include hedging derivatives, but exclude non-hedging derivatives.
(**) These exclude non-hedging derivatives.

Hedging derivatives on financial liabilities – Contractually expected interest flows

	maturing by 12/31/ of the year:
(millions of euros)	2011	2012	2013	2014	2015	After 2015	Total

Disbursements	523	519	541	417	348	2,685	5,033
Receipts	(351)	(373)	(343)	(310)	(287)	(1,143)	(2,807)
Net disbursements	172	146	198	107	61	1,542	2,226

With regard to derivative transactions, in order to name the Parent as the sole counterpart of the banking system, in May 2009, all the derivatives of the Group were centralized under Telecom Italia S.p.A.. In the Telecom Italia S.p.A. separate financial statements this resulted in the presence of two non-hedging derivatives (one with the bank and the other with the same and opposite sign with the company of the Group), while the hedging relationship remains with the subsidiary and the Group. Since they are not significant for the analysis of liquidity risk, because the positions are fully offset, the flows relating to the non-hedging derivatives that were placed under centralized management have been excluded from the analysis of the maturities of contractually expected disbursements for financial liabilities and the analysis of the maturities of contractually expected interest flows for derivatives.

At the beginning of 2011, the Company has already proceeded to refinance debt as follows:

•

on January 25, 2011 Telecom Italia S.p.A. issued bonds for 1,000 million euros, annual coupon of 5.125%, maturing January 25, 2016.

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Fair value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models. Mark-to-market is calculated by discounting interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The fair value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference principal, in the respective currencies of denomination.

Note 19 – Derivatives

Derivative financial instruments are used by Telecom Italia S.p.A. to hedge its exposure to foreign exchange rate and interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2010 are principally used to manage debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS) and currency forwards to convert the loans secured in different foreign currencies to the functional currency.

IRS transactions provide for, at specified maturity dates, the exchange of flows of interest with the counterparts, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly on demand.

In carrying out its role as the Treasury function of the Group and with the aim of centralizing in just one entity (Telecom Italia S.p.A.) all the exposure with banking counterparts, Telecom Italia has derivative contracts signed with banks and like intercompany derivative contracts with Telecom Italia Capital S.A. and Telecom Italia Finance S.A., for a notional amount of 15,974 million euros. The balance of asset and liability measurements of these contracts is equal to zero; for the description of the above transactions, reference should be made to the Note “Derivatives” in the consolidated financial statements of the Group.

The following tables present derivative transactions put into place by Telecom Italia S.p.A. at December 31, 2010 divided into fair value hedge derivatives (Table 1 – Fair Value Hedge Derivatives), cash flow hedge derivatives (Table 2 – Cash Flow Hedge Derivatives) and non-hedge accounting derivatives (Table 3 – Non-Hedge Accounting Derivatives) in accordance with IAS 39:

Table 1 - Fair Value Hedge Derivatives

Description	Notional amount (millions of euros)	Mark-to-Market (Clean Price) (millions of euros)

CCIRS transactions maturing May 2032 on the semiannual variable rate intragroup loan in JPY, received from the subsidiary Telecom Italia Finance S.A. against bonds of 20 billion JPY (equivalent amount of 184 million euros at 12/31/2010) issued by Telecom Italia Finance S.A., converting the 6-month Libor in JPY to the 6-month Euribor.	172	11
IRS transactions put into place by Telecom Italia S.p.A. maturing 2014 on bonds of 500 million euros issued by Telecom Italia S.p.A. in January 2009, converting the coupon rate of 7.875% to the 6-month Euribor.	500	8
IRS transactions put into place by Telecom Italia S.p.A. maturing 2013 on bonds of 650 million euros issued by Telecom Italia S.p.A. in March 2009, converting the coupon rate of 6.75% to the 1-month Euribor.	650	15
IRS transactions put into place by Telecom Italia S.p.A. maturing 2016 on bonds of 850 million euros issued by Telecom Italia S.p.A. in March 2009, converting the coupon rate of 8.25% to the 1-month Euribor.	850	31
CCIRS put into place by Telecom Italia S.p.A. maturing December 2017 on bonds of 750 million GBP (equivalent amount of 871 million euros at 12/31/2010) issued by Telecom Italia S.p.A. in May 2009, converting one component of the coupon rate of 3.64745% to the 3-month Euribor.	851	36
IRS transactions put into place by Telecom Italia S.p.A. maturing 2011 on BTP government securities in portfolio at 4.25%, notional amount of 270 million euros, converting the coupon rate of 4.25% to the 6-month Euribor.	270	(2)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 3%, notional amount of 350 million euros, converting the coupon rate of 3% to the 6-month Euribor.	350	(3)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 4.25%, notional amount of 100 million euros, converting the coupon rate of 4.25% to the 6-month Euribor.	100	(2)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2013 on BTP government securities in portfolio at 3.75%, notional amount of 100 million euros, converting the coupon rate of 3.75% to the 6-month Euribor.	100	(2)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2011 on bonds of 750 million euros issued by Telecom Italia S.p.A. in January 2004, converting the coupon rate of 4.5% to the 6-month Euribor.	750	1
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on bonds of 1,250 million euros issued by Telecom Italia S.p.A. in February 2002, converting the coupon rate of 6.25% to the 6-month Euribor.	1,250	-
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on the Private Placement of 2,500 million euros issued by Telecom Italia S.p.A. in June 2009, converting the coupon rate of 7.375% to the 6-month Euribor.	1,000	12
IRS transactions put into place by Telecom Italia S.p.A. maturing 2015 on BTP government securities in portfolio at 3%, notional amount of 250 million euros, converting the coupon rate of 3% to the 6-month Euribor.	250	(3)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 5.625% in USD, notional amount of 100 million USD (equivalent amount of 75 million euros at 12/31/2010) converting the coupon rate of 5.625% to the 6-month Euribor.	78	-
Total Fair Value Hedge Derivatives	7,171	102

The method selected to test the effectiveness, retrospectively and prospectively, of Fair Value Hedge derivatives is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

Table 2 - Cash Flow Hedge Derivatives

Description	Notional amount (millions of euros)	Mark-to-Market (Clean Price) (millions of euros)

Forward purchases in USD by Telecom Italia S.p.A. to hedge quarterly contractual flows expiring by November 2011.	2	-
Forward purchases in USD by Telecom Italia S.p.A. to hedge monthly commercial contractual flows expiring by November 2013.	1	-
CCIRS transactions maturing November 2013 on the quarterly floating-rate intragroup loan in USD, received from the subsidiary Telecom Italia Capital S.A. against the 10-year tranche of 2,000 million in USD (equivalent amount of 1,497 million euros at 12/31/2010) on bonds for a total of 4,000 million USD issued by Telecom Italia Capital S.A. in October 2003, converting the 3-month Libor in USD to the fixed rate of 5.0357% in euros.	1,619	(269)
IRS transactions maturing November 2015 on quarterly variable-rate bonds of 120 million euros issued by Telecom Italia S.p.A. (2004-2015), converting the 3-month Euribor to an annual fixed rate of 4.1605%.	120	(7)
CCIRS transactions maturing December 2015 on bonds of 500 million GBP (equivalent amount of 581 million euros at 12/31/2010), issued by Telecom Italia S.p.A. in June 2005, converting a coupon rate of 5.625% in GBP to a fixed rate of 4.34117% in euros.	751	(167)
CCIRS transactions maturing June 2019 on bonds of 850 million GBP (equivalent amount of 988 million euros at 12/31/2010) issued by Telecom Italia S.p.A. in June 2004, converting the fixed rate of 6.375% in GBP to a fixed rate of 5.3108% in euros.	1,258	(296)
CCIRS transactions maturing May 2023 on bonds of 400 million GBP (equivalent amount of 465 million euros at 12/31/2010) issued by Telecom Italia S.p.A. in May 2006, converting a coupon rate of 5.875% in GBP to a fixed rate of 5.5345% in euros.	587	(153)
CCIRS transactions maturing October 2029 on the semiannual variable-rate intragroup loan in JPY, received from the subsidiary Telecom Italia Finance S.A. against the private placement of the “Dual-Currency” loan of 20 billion JPY (equivalent amount 184 million euros at 12/31/2010) on Telecom Italia Finance S.A., converting the 6-month Libor in JPY to a fixed rate of 6.9395% in euros.	174	(28)
CCIRS transactions maturing November 2033 on the quarterly variable-rate USD intragroup loan, received from the subsidiary Telecom Italia Capital S.A. against the 30-year tranche of 1,000 million USD (equivalent amount of 748 million euros at 12/31/2010) on bonds for a total of 4,000 million USD issued by Telecom Italia Capital S.A. in October 2003, converting the 3-month Libor in USD to a fixed rate of 5.994% in euros.	849	(324)
IRS transactions maturing July 2036 on the semiannual variable intragroup loan in euros, received from the subsidiary Telecom Italia Capital S.A. against the 30-year tranche of 1,000 million USD (equivalent amount of 748 million euros at 12/31/2010) bonds for a total of 2,600 million USD issued by Telecom Italia Capital S.A. in July 2006, converting the 6-month Euribor to a fixed rate of 5.88429% in euros.	791	(122)
IRS transactions maturing July 2013 on quarterly variable-rate bonds of 500 million euros issued by Telecom Italia S.p.A. (2007-2013), converting the 3-month Euribor rate to an annual fixed rate of 4.334%.	500	(34)
IRS transactions maturing June 2016 on quarterly variable-rate bonds of 400 million euros issued by Telecom Italia S.p.A. (2007-2016), converting the 3-month Euribor to a semiannual fixed rate of 4.9425%.	400	(52)
IRS transactions maturing August 2014 on the monthly variable-rate revolving credit facility of 1,500 million euros, converting the 1-month Euribor to a semiannual fixed rate of 4.82583%.	1,500	(162)
IRS transactions maturing March 2014 on the semiannual variable-rate EIB loan of 350 million euros, converting the 6-month Euribor to a semiannual fixed rate of 4.93457%.	350	(32)
IRS transactions maturing September 2013 on the quarterly variable-rate EIB loan of 400 million euros, converting the 3-month Euribor to a semiannual fixed rate of 5.03388%.	400	(36)
IRS transactions maturing December 2013 on the semiannual variable-rate EIB loan of 100 million euros, converting the 6-month Euribor to a semiannual fixed rate of 4.832%.	100	(9)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing December 2017 on bonds of 750 million GBP (equivalent amount of 871 million euros at 12/31/2010) issued by Telecom Italia S.p.A. in May 2009, converting a component of the coupon rate of 3.72755% to a fixed rate of 3.82901% in euros.	851	(12)
Forward starting IRS transactions put into place by Telecom Italia S.p.A. starting September 2012 and maturing September 2034 on the semiannual variable Euribor intragroup loan received from the subsidiary Telecom Italia Capital S.A. against the 30-year tranche of 1,000 million USD (equivalent amount of 748 million euros at 12/31/2010) on bonds for a total of 2,250 million USD issued by Telecom Italia Capital S.A. in October 2004, converting the 6-month Euribor to an annual fixed rate of 4.7316%.	794	26
Total Cash Flow Hedge Derivatives	11,047	(1,677)

The hedge of cash flows by derivatives designated as Cash Flow Hedges was considered highly effective and at December 31, 2010 led to:

•

recognition in equity of unrealized expenses for 29 million euros;

•

reversal from equity to the separate income statement of net gains from exchange rate adjustments for 350 million euros.

Furthermore, at December 31, 2010, the total loss of the hedging instruments that is still recognized in equity amounts to 19 million euros as a result of the effect of transactions early terminated over the years. The negative impact reversed to the separate income statement during 2010 is 1 million euros.

The transactions hedged by Cash Flow Hedges will generate cash flows and will produce economic effects in the separate income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period

USD	2,000	Jan 2011	Nov 2013	3-month USD Libor + 0.56%	Quarterly
EURO	120	Jan 2011	Nov 2015	3-month Euribor + 0.66%	Quarterly
GBP	500	Jan 2011	Dec 2015	5.625%	Annually
GBP	850	Jan 2011	June 2019	6.375%	Annually
GBP	400	Jan 2011	May 2023	5.875%	Annually
JPY	20,000	Jan 2011	Oct 2029	6-month JPY Libor + 0.94625%	Semiannually
USD	1,000	Jan 2011	Nov 2033	3-month USD Libor + 0.756%	Quarterly
EURO	791	Jan 2011	July 2036	6-month Euribor + 1.45969%	Semiannually
EURO	500	Jan 2011	July 2013	3-month Euribor + 0.63%	Quarterly
EURO	400	Jan 2011	June 2016	3-month Euribor + 0.79%	Quarterly
EURO	1,500	Jan 2011	Aug 2014	1-month Euribor + 0.1575%	Monthly
EURO	350	Jan 2011	Mar 2014	6-month EIB + 0.29%	Semiannually
EURO	400	Jan 2011	Sept 2013	3-month EIB + 0.15%	Quarterly
EURO	100	Jan 2011	Dec 2013	3-month Euribor– 0.023%	Quarterly
GBP	750	Jan 2011	Dec 2017	3.72755%	Annually
EUR	794	Sept 2012	Sept 2034	6-month EURIBOR + 0.8787%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for Cash Flow Hedge derivatives, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion recognized in the separate income statement from designated Cash Flow Hedge derivatives during 2010 is not significant.

Table 3 – Non-Hedge Accounting Derivatives

Description	Notional amount (millions of euros)	Mark-to-Market (Clean Price) (millions of euros)

Exchange rate transactions	18	-
Total Non-Hedge Accounting Derivatives	18	-

The following table presents the derivatives of Telecom Italia S.p.A. by type:

Type	Hedged Risk	Notional amount at 12/31/2010 (millions of euros)	Notional amount at 12/31/2009 (millions of euros)	Mark-to-Market Spot (Clean Price) at 12/31/2010 (millions of euros)	Mark-to-Market Spot (Clean Price) at 12/31/2009 (millions of euros)

Interest rate swaps	Interest rate risk	6,070	4,900	55	19
Cross Currency and Interest Rate Swaps	Interest rate risk and foreign currency exchange rate risk	1,101	1,023	47	(73)
Total Fair Value Hedge Derivatives		7,171	5,923	102	(54)

Interest rate swaps	Interest rate risk	4,955	5,511	(428)	(361)
Cross Currency and Interest Rate Swaps	Interest rate risk and foreign currency exchange rate risk	6,089	6,179	(1,249)	(1,658)
Forward and FX Options	Currency exchange rate risk	3	4	-	-
Total Cash Flow Hedge Derivatives		11,047	11,694	(1,677)	(2,019)

Total Non-Hedge Accounting Derivatives		18	11	-	-

Total Telecom Italia derivatives		18,236	17,628	(1,575)	(2,073)

Note 20 – Supplementary disclosures on financial instruments

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Measurement at fair value

The majority of non-current financial liabilities of the Telecom Italia are composed of bonds, the fair value of which can be easily determined by reference to financial instruments which, in terms of size and diffusion among investors, are commonly traded on the relative markets (see the Note “Financial Liabilities - current and non-current”). However, as concerns other types of financing, the following assumptions have been made in order to determine fair value:

•

for variable-rate loans: the nominal repayment amount has been assumed;

•

for fixed-rate loans: fair value has been assumed as the present value of future cash flows using interest rates prevailing at December 31, 2010.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

•     Level 1:  quoted prices in active market

•     Level 2:  prices calculated using observable market inputs;

•     Level 3:  prices calculated using inputs that are not based on observable market data

The following tables set out, for assets and liabilities at December 31, 2010 and 2009 and in accordance with the categories established by IAS 39, the supplementary disclosures on financial instruments required by IFRS 7 and the schedules of gains and losses.

Key for IAS 39 categories
Acronym

Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale Financial Assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT and FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedge Derivatives	HD
Not applicable	n.a.

Carrying amount for each class of financial asset/liability at 12/31/2010

Comparison between carrying amount and fair value for each category of financial asset/liability at 12/31/2010

Fair value hierarchy level for each class of financial asset/liability at fair value at 12/31/2010

Carrying amount for each class of financial asset/liability at 12/31/2009

Comparison between carrying amount and fair value for each category of financial asset/liability at 12/31/2009

Gains and losses by IAS 39 category - Year 2010

Gains and losses by IAS 39 category - Year 2009

Note 21 – Employee benefits

Employee benefits increased 23,063 thousand euros compared to December 31, 2009 and are composed of the following:

(thousands of euros)	12/31/2008	Increase	Decrease	12/31/2009

Provision for employee severance indemnities	1,029,455	46,830	(103,019)	973,266
Provision for termination benefit incentives	246,722	4,371	(108,263)	142,830
Provision for pension plans	2,084		(377)	1,707
Total	1,278,261	51,201	(211,659)	1,117,803
of which:
non-current portion	1,106,489			974,597
current portion (*)	171,772			143,206

(*) The current portion refers only to the Provision for termination benefit incentives and Other provisions for employee benefits.

(thousands of euros)	12/31/2009	Increase	Decrease	12/31/2010

Provision for employee severance indemnities	973,266	34,264	(130,452)	877,078
Provision for termination benefit incentives	142,830	216,128	(96,527)	262,431
Provision for pension plans	1,707		(350)	1,357
Total	1,117,803	250,392	(227,329)	1,140,866
of which:
non-current portion	974,597			967,755
current portion (*)	143,206			173,111

(*) The current portion refers only to the Provision for termination benefit incentives and Other provisions for employee benefits.

Provision for employee severance indemnities decreased 96,188 thousand euros compared to December 31, 2009. The provision represents the balance between the employee severance indemnity expense charged to the separate income statement (34,264 thousand euros), utilizations for indemnities paid to employees who terminated employment, advances and other negative changes (for a total of 130,452 thousand euros).

According to national law, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable remuneration of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-prescribed interest. The liability is not associated with any vesting condition or period or any funding obligation; hence, there are no assets servicing the provision. In accordance with IAS 19, this provision has been recognized as a “Defined benefit plan”, for the amount due up to December 31, 2006.

Under the regulations introduced by Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), the severance indemnities accruing from 2007 are assigned to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “Defined contribution plan”. However, revaluations of the provision for the employee severance indemnities at December 31, 2006, made on the basis of the official cost-of-living index and legally-prescribed interest, are retained in the provision for employee severance indemnities.

In accordance with IAS 19, employee severance indemnities have been calculated using the Traditional Unit Credit Method, as described below:

•

the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been estimated on the basis of a series of financial assumptions (cost-of-living increases, interest rate etc.);

•

the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate and the probability that each benefit has to be effectively paid;

•

the liability has been determined as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accrual.

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non-executives

• Cost-of-living increases
- in the year of measurement (November 2010 official data) - afterwards	1.7% per annum 1.9% per annum	1.7% per annum 1.9% per annum
• Discount rate	4.1% per annum	4.1% per annum
• Increase in remuneration:
- equal to or less than 40 years of age	2.9% per annum	2.9% per annum
- over 40 but equal to or less than 55 years of age	2.4% per annum	2.4% per annum
- over 55 years of age	1.9% per annum	1.9% per annum

DEMOGRAPHIC ASSUMPTIONS	Executives	Non-executives

Probability of death	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”
Probability of disability	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%
Probability of resignation (in relation to the company):
• up to 40 years of age	5.0% in each year	1.5% in each year
• over 40 up to 50 years of age	4.0% in each year	0.5% in each year
• over 50 up to 59 years of age	9.0% in each year	2.3% in each year
• over 59 years of age	none	none
Probability of retirement:
• up to 60 years of age	50% (50% for women)	18% (33% for women)
• over 60 but less than 65 years of age	35% (100% for women)	18% (100% for women)
• over 66 years of age	100%	100%
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	3.0% in each year	3.0% in each year

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2010 and 2009, respectively, of 877,078 thousand euros and 973,266 thousand euros.

The effect on the separate income statement, included in employee benefits expenses, is as follows:

(thousands of euros)	2010	2009

Current service cost (*)	-	-
Finance expenses	37,009	61,325
Net actuarial (gains) losses recognized during the year	(2,745)	(14,495)
Total expenses	34,264	46,830
Effective return on plan assets	there are no assets servicing the plan

(*) Following the social security reform, the quotas intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expense” in “Social security expenses” and no longer in “Employee severance indemnities expenses”.

The change in expenses compared to the prior year is due mainly to the revision of the demographic variables and the inflation rate used in the actuarial appraisals and also a reduction in the headcount.

Provisions for termination benefit incentives total 262,431 thousand euros, increasing 119,601 thousand euros compared to December 31, 2009 due to the new provision charge for expenses in connection with the mobility agreement under Law 223/91 signed with the labor unions on August 4, 2010. This increase is partly offset by the utilization of the provision accrued in 2008 following the mobility agreements under Law 223/91 signed with the labor unions on September 19, 2008.

Under the August 2010 agreement, 4,186 thousand euros was recognized and paid as an “advance on coming under the mobility procedure” paid at the start of the procedure itself, as well as expenses for 24,633 thousand euros with a contra-entry to payables relating to positions for employees who came under the plan by the end of the year.

Note 22 – Provisions

Provisions decreased 426,238 thousand euros compared to December 31, 2009 and are composed as follows:

(thousands of euros)	12/31/2009	Increase	Taken to income	Used directly	Exchange differences and other changes	12/31/2010

Provision for taxation and tax risks	65,675	8,200	(14,276)	(22,881)	984	37,702
Provision for asset retirement obligations	361,546	7,937		(8,880)	(25,874)	334,729
Provision for legal disputes	231,257	48,766		(86,731)	1,869	195,161
Provision for commercial risks	53,889	220	(262)	(7,280)	1	46,568
Provision for risks and charges on investments and corporate-related transactions	122,992	5,760		(12,541)	(2,609)	113,602
Other provisions	371,557	14,098		(332,739)		52,916
Total	1,206,916	84,981	(14,538)	(471,052)	(25,629)	780,678
of which:
non-current portion	512,248					484,653
current portion	694,668					296,025

In particular:

Provision for taxation and tax risks decreased 27,973 thousand euros compared to December 31, 2009, mainly due to the utilization during the year of 22,881 thousand in connection with the pre-litigation settlement of disputes with the Revenue Agency relating to the tax periods 2002, 2005, 2006 and 2007 in reference to the deductibility of some “TOP” and “Security” costs for purposes of income taxes and VAT. The settlement was equal to about 22 million euros. The amount taken to income refers to the portion of direct taxes in excess of requirements. Moreover, internal checks were begun during the year with regard to export transactions for the period 2005-2010 with San Marino operators; in this connection, in some cases the documentation was found to be incomplete. Therefore, a decision was made to accrue in the provision for taxation a total of 4,422 thousand euros (of which 3,300 thousand euros relates to probable fines for the period 2005-2009, 984 thousand to interest and 138 thousand to the voluntary disclosure of tax due for 2010).

Provision for asset retirement obligations refers to the charge for the estimated costs to dismantle tangible assets and restore the sites . This provision decreased 26,817 thousand euros compared to December 31, 2009 due to the sum of:

•

new provision charges (7,937 thousand euros);

•

utilizations (8,880 thousand euros) and the change in the estimate of expenses (25,874thousand euros).

Provision for legal disputes decreased 36,096 thousand euros, compared to December 31, 2009, mainly as a result of utilizations during the year for 86,731 thousand euros in connection with the settlement of some disputes. In general, the provision refers to disputes with employees (33,014 thousand euros), social security agencies (2,785 thousand euros) and third parties (159,362 thousand euros).

Provision for risks and charges on investments and corporate-related transactions decreased 9,390 thousand euros mainly as a result of utilizations during the year (12,541 thousand euros, of which 7,247 thousand euros is for the settlement with Liberty Surf Group).

Other provisions primarily include the provision for freeing frequencies and the provision for risks in connection with disputes over regulatory issues with AGCom and the Antitrust. The provision decreased 318,641 thousand euros principally owing to the July payment of 327,354 thousand euros of the payable due to the tax authorities for VAT unlawfully deducted by the subsidiary Telecom Italia Sparkle in the years 2005, 2006 and 2007, in addition to interest.

Note 23 – Miscellaneous payables and other non-current liabilities

Miscellaneous payables and other non-current liabilities decreased 141,879 thousand euros compared to December 31, 2009. The composition is as follows:

(thousands of euros)	12/31/2010	12/31/2009

Payables to social security agencies	65,741	136,018
Capital and investment grants	54,522	80,011
Deferred income	527,420	574,742
Payables to subsidiaries	27,753	26,544
Income tax payables (*)	-	-
Total	675,436	817,315

(*) Analyzed in the Note "Income tax payables”.

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992.  Details are as follows:

(thousands of euros)	12/31/2010	12/31/2009

Non-current payables:
Due between 2 and 5 years after the balance sheet date	44,309	107,005
Due beyond 5 years after the balance sheet date	21,432	29,013
	65,741	136,018
Current payables	76,154	226,573
Total	141,895	362,591

In particular, with reference to the payable for pension fund integration under Law 58/1992, the higher amount in 2010 (as in 2009) of short-term items (principal and interest) in comparison to medium/long-term items (only principal) is largely due to the extinguishment of the payable relating to employees of the former Iritel, the last installment of which (in total equal to approximately 100 million euros) was paid in October 2010.

Capital and investment grants decreased 25,489 thousand euros after amounts were credited to income in correlation with the depreciation of the assets to which the grants refer.

Medium/long-term deferred income includes 513,488 thousand euros for the deferral of revenues from the activation of telephone service (558,487 thousand euros at December 31, 2009).

Payables to subsidiaries refer to payables arising from adoption of the consolidated national tax return, principally in reference to Telecom Italia Media (18,879 thousand euros) and Olivetti (5,058 thousand euros).

Note 24 – Trade and miscellaneous payables and other current liabilities

Trade and miscellaneous payables and other current liabilities decreased 1,448,147 thousand euros compared to December 31, 2009 and are composed of the following:

(thousands of euros)		12/31/2010	of which IAS 39 Financial Instruments	12/31/2009	of which IAS 39 Financial Instruments

Payables on construction work	(a)	22,697		23,953
Trade payables:
Payables to suppliers		2,434,795	2,423,044	2,904,262	2,904,262
Payables to other telecommunication operators		870,273	882,024	1,015,241	1,015,241
Payables to subsidiaries		435,628	435,628	370,975	370,975
Payables to associates and joint ventures		14,574	14,574	29,476	29,476
Payables to other related parties		188,584	188,584	210,771	210,771
	(b)	3,943,854	3,943,854	4,530,725	4,530,725
Tax payables (*)	(c)	34,031		235,024
Miscellaneous payables and other liabilities:
Payables to subsidiaries		61,194		77,201
Payables to associates and joint ventures		-		446
Payables to other related parties		26,725		193
Advances received		23,613		24,444
Tax payables		306,649		374,164
Payables to social security agencies		214,326		385,999
Payables for employee compensation		381,332	381,332	359,579	359,579
Customer-related items		1,038,206	291,794	1,055,060	237,895
Trade and miscellaneous deferred income		909,371		929,794
Other current liabilities		292,539	212,504	337,364	234,078
Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year		173,111		143,206
Provisions for risks and charges for the current portion expected to be settled within 1 year		296,025		694,668
	(d)	3,723,091	885,630	4,382,118	831,552

Total	(a+b+c+d)	7,723,673	4,829,484	9,171,820	5,362,277

(*) Analyzed in the Note "Income tax payables”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Trade payables amount to 3,943,854 thousand euros (4,530,725 thousand euros at December 31, 2009) and decreased 586,871 thousand euros compared to December 31, 2009 mainly due to the contraction in purchases of goods and services and capital expenditures.

Trade payables to subsidiaries total 435,628 thousand euros and mainly refer to amounts due to Telecom Italia Sparkle (108,572 thousand euros), Matrix (67,605 thousand euros) for telecommunications services, Olivetti (40,325 thousand euros), Telenergia (40,899 thousand euros), Telecontact (19,640 thousand euros) and Shared Service Center (113,076 thousand euros) for supply contracts. Trade payables to associates total 14,574 thousand euros and mainly refer to supply arrangements with Teleleasing (11,089 thousand euros). Trade payables to other related parties total 188,584 thousand euros and refer specifically to amounts due to Banca Intesa (158,323 thousand euros).

Miscellaneous payables and other liabilities amount to 3,723,091 thousand euros and decreased 659,027 thousand euros compared to December 31, 2009. The most important items included in this line item are described below.

Miscellaneous payables to subsidiaries, amounting to 61,194 thousand euros, principally include payables for the consolidated national tax return (30,210 thousand euros, of which 17,477 thousand euros refers to Telecom Italia Media and 6,754 thousand euros to Olivetti). They also include other payables mainly due to Telecom Italia Sparkle (15,708 thousand euros).

Tax payables, amounting 306,649 thousand euros, refer to VAT payables (115,201 thousand euros), the payables for the government concession tax (104,202 thousand euros) and withholding tax payables to the tax authorities as the substitute taxpayer (76,151 thousand euros).

Payables to social security agencies include the short-term portion of the amount payable to INPS under Law 58/1992 for 76,154 thousand euros, as described in the Note “Miscellaneous payables and other non-current liabilities”.

Customer-related items include, among others, payables for deposits made by subscribers for telephone calls and subscription charges debited in advance.

Deferred income includes 220,019 thousand euros (257,478 thousand euros at December 31, 2009) for the deferral of revenues from the activation of telephone service, 172,033 thousand euros for rental and maintenance contract charges (242,040 thousand euros at December 31, 2009) and 22,898 thousand euros for outsourcing contract charges (25,392 thousand euros at December 31, 2009).

Other current liabilities comprise, among others, lease installments, payables for grants received from the Italian state and the European Union and payables for guarantee deposits and dividends.

With regard to employee benefits and provisions, reference should be made to the previous specific notes.

Note 25 – Income tax payables

Income tax payables amount to 34,031 thousand euros and are composed as follows:

•

27,672 thousand euros for the IRES tax liability arising from the national consolidated tax return for 2010, (carried by Telecom Italia S.p.A. as the consolidating entity);

•

6,359 thousand euros for IRAP payable for the year 2010.

The reduction of 200,992 thousand euros compared to December 31, 2009 is due to the following factors: the payment made in 2010 on the third installment of the substitute tax for tax realignment of part of the excess of off-book deductions as of December 31, 2007; the payment relating to the assessment with adhesion procedure for disputes over the 2004 IRES tax due by Telecom Italia S.p.A.; the payment of IRAP and IRES payables referring to the national tax consolidation for 2009.

Note 26 – Contingent liabilities, other information, commitments and guarantees

The most important arbitration cases and legal or fiscal disputes in which Telecom Italia S.p.A. is involved at December 31, 2010 are described below.

Telecom Italia S.p.A. carries provisions amounting to 96 million euros for those of the disputes described below for which there is a risk of losing the case. It should also be noted that the disputes ended in 2010, mentioned in the separate financial statements for 2009, had no significant effects on the separate financial statements for 2010.

►

a) Contingent liabilities

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Rome Public Prosecutor’s Office

On February 23, 2010 the Guardia di Finanza (Finance Police), at the request of the Prosecutor’s Office of Rome (“Prosecutor”), served Telecom Italia Sparkle with:

a)

an order setting a fast track hearing procedure concerning the “request to apply the measure to prohibit Telecom Italia Sparkle from performing activities […]to be replaced with the appointment of a judicial administrator” pursuant to Legislative Decree No. 231/2001; and

b)

a warrant to seize approximately 298 million euros (corresponding to the unlawfully accrued VAT credit for those tax years in which the alleged unlawful activities took place),  as an interim measure.

The Prosecutor accused certain former directors and former and current employees of Telecom Italia Sparkle of cross border criminal conspiracy, tax evasion in league with others, international money laundering, reinvestment of profits from criminal activities and registering assets under false names. The charges of cross border criminal conspiracy, international money laundering and reinvestment of profits from criminal activities also are possible offenses that may entail administrative liability for a corporation under Legislative Decree No. 231/2001.

Telecom Italia Sparkle therefore set in motion a series of initiatives involving, in particular:

—

suspension of the employees involved in the proceedings and still employed, as well as the termination of employment of the employees in custody;

—

appointment of an independent professional (Prof. Paolo Ferro-Luzzi) to, among other things, verify that the organizational measures specified in Legislative Decree 231/2001 have been adopted and actually implemented, and consequent commitment to implementing any improvements recommended by the consultant;

—

a guarantee in favor of the Judicial Authority for approximately 72 million euros, in case of confiscation pursuant to article 19 of Legislative Decree No. 231/2001, of the amount that may be identified as profit of criminal activities alleged in relation to this case;

—

a guarantee in favor of the Tax Authority for approximately 123 million euros, representing the difference between the sum already seized to reflect VAT credits claimed for fiscal years 2005, 2006 and 2007 (approximately 298 million euros), and the maximum amount that could be due in relation to the definition of the company’s tax position with respect to the above VAT, by virtue of a possible settlement with the Italian Revenue Agency.

—

the adoption of a series of internal measures that incorporated the final suggestions formulated by Prof. Ferro-Luzzi on the governance of the company, its organization and control arrangements, operations, and the “Model 231”.

In the light of these initiatives and after revocation of the request to appoint a legal administrator by the Rome Prosecutor’s Office, the judge in the preliminary investigation (the GIP) declared that there are “no grounds to proceed”.

In May 2010, the Finance Police communicated a “note of findings” to Telecom Italia Sparkle, asserting:

—

that the VAT on the services attributable to the fraud mentioned above, deducted in the 2005, 2006 and 2007 tax years, totaling approximately 298 million euros, was not deductible; and

—

that the costs of the aforementioned operations were not deductible for the purposes of IRES and IRAP taxes, with an estimated total tax charge of approximately 429 million euros, plus fines and interest.

Subsequently, in July 2010, the Lazio regional office of the Agenzia delle Entrate (Italian Revenue Agency), taking note of the findings raised by the Finance Police, served three notices of assessment on Telecom Italia Sparkle, notifying the company of the non-deductibility of VAT for approximately 298 million euros, as mentioned above, plus interest and fines.

In July 2010 Telecom Italia Sparkle paid the fines in a reduced amount (25% of the sum imposed), the whole of the VAT considered to be non-deductible, plus applicable interest, for a total of 418 million euros. After the payment, the guarantee for approximately 123 million euros, which had been issued in favor of the tax authorities, was terminated.

Moreover, in August 2010, Telecom Italia Sparkle’s application for the revocation of the preventive seizure ordered by the Rome Prosecutor’s Office in February 2010 was granted. As a result, the assets seized were released, apart from a sum of 10 million euros which remains under seizure for guarantees connected to the criminal proceedings currently underway.

Finally, granting the application made in August 2010 by the Rome Prosecutor’s Office, the judge in the preliminary investigation ordered the immediate trial of the defendants currently subject to pre-trial detention. In particular, the application requested the immediate trial of the ex-chief executive and two ex-employees.

In relation to this trial, Telecom Italia Sparkle filed an application to bring a civil action against all the defendants. The Court ruled this application inadmissible in its hearing on December 18, 2010, since it considered such an action incompatible with the company’s position as a subject of investigation pursuant to Legislative Decree 231/2001.

Given the complexity of the proceeding, and since it is not yet possible to have full knowledge of all the acts of the proceedings, at present the company cannot yet determine their final outcome. However, while an unfavorable outcome cannot be ruled out in principle, Telecom Italia Sparkle will pursue its defense with the utmost vigor to prove its innocence in the matters at issue. Regarding the effects of a conviction under Legislative Decree 231/2001, in addition to the administrative fines (the amount of which would be low) and interdictive measures, the proceeds of the crime would be seized. According to the case made by the Prosecutor, and without considering the effect of the Company’s defense arguments, such profits would amount to 72 million euros (a sum already guaranteed as described above and provided for in the 2009 consolidated financial statements).

So far as the residual tax risk is concerned, the Italian Revenue Agency has not, so far, issued notices of assessment in relation to the allegations of the Finance Police relating to direct taxation. In this respect, Telecom Italia Sparkle – also based on the opinion of authoritative professionals – believes that if this should happen, the risk of losing such a case is only possible, not probable. As a result, no provision to cover the tax risk for direct taxation has been made.

Other fiscal disputes

•

In February and March 2009, following the tax audits conducted by the Finance Police, the main findings of which have already been settled with the Agenzia delle Entrate (Italian Revenue Agency), as indicated in the 2008 Annual Report, the Company received notices disputing the income tax and VAT deductibility of certain “TOP” and “Security” costs for fiscal years 2002 and from 2004 to 2007. To this end, the Company has commenced a procedure with the Italian Revenue Agency for a pre-litigation settlement. The related expense totals approximately 22 million euros. This latest agreement settles the last of the disputes concerning the issue of the costs of the activities of the “TOP” and “Security” Departments.

•

On October 27, 2010 the Milan Revenue Agency issued a formal notice of assessment to subsidiary Olivetti Multiservices S.p.A. (OMS) which contested the invalid deduction of VAT in the 2005 and 2006 tax years for approximately 198 million euros, after recalculation of the so-called “pro rata of non-deductibility”.

Subsequently, on 27 and 28 October 2010, the Milan Revenue Agency issued an intimation of payment  to Telecom Italia and OMS, as jointly obligors, in which it also alleged that mortgage and cadastral tax had not been paid and requesting payment of approximately 61 million euros, including interest and fines.

The allegations of the Milan Revenue Agency originate from certain property transactions carried out in the 2005 and 2006 tax years as part of the reorganisation by Telecom Italia of the buildings used for network equipment.  The reorganisation involved the progressive vacating of some of the property used to house this equipment. These transactions were extensively described in the reports with the financial statements for 2005 and 2006.

It should be noted that the Board of Directors of Telecom Italia S.p.A. had approved the transfer of property worth a total of 1 billion euro at the end of 2005. Specifically, the transaction initially involved the transfer, in several tranches between December 2005 and November 2006, of a total of 1,378 properties to subsidiary Olivetti Multiservices (OMS), a company engaged, among other things, in managing and developing the property portfolio of the Telecom Italia Group with the aim of selling the property to third parties at the best price.  At the same time, the properties acquired were rented by OMS to Telecom Italia on the basis of contracts that reflected the operational requirements of Telecom Italia.

Subsequently, in the period from December 2005 to December 2006, OMS proceeded to transfer, in several tranches, a total of 1,279 properties by allocating them to two closed-end funds, one called Raissa and the other Spazio Industriale.

Finally, the last phase of the process to develop the property portfolio was the placement by OMS of shares in the closed-end funds received as consideration for the transfers of the property with institutional investors owned by “The Morgan Stanley Real Estate Funds” and the “Cypress Grove International Funds” (Soros); the remaining 35% was acquired by Pirelli & C Real Estate, which participated in the transactions in joint venture with the funds mentioned.

The assessment notified to OMS alleges that the company applied an invalid deduction of the VAT on the purchases of the properties assigned to the funds.

While the intimation of payment issued to OMS and to Telecom Italia S.p.A., based on the aforementioned formal notice of assessment, alleged that both companies had neglected to pay the  mortgage and cadastral tax due on the transfer of these properties, since the companies in question were alleged to have “abused the law”, by improperly using the tax regulations specifically introduced by the legislation to facilitate property transactions by using closed-end funds.

In relation to this, the Company believes it has fully complied with the tax regulations in these transactions, and that the allegations of the Revenue Agency are totally without grounds. Such conclusion is also reached on the basis of expert professional opinions. With respect to the notice of demand for stamp duty and mortgage tax, since this notice is definitive, the companies filed an appeal before the Milan Provincial Tax Commission, requesting cancellation of the intimation of payment as well as the suspension of the execution of the above payment. By Presidential Decree on February 14, 2011, the Milan Provincial Tax Commission granted the suspension of the notices in question and set the date for a hearing to deal with appeals for May 10, 2011. Moreover, the company has filed a petition  to the Revenue Agency for repealing and suspending the claims.

Application for indictment of Telecom Italia S.p.A. for an administrative offence pursuant to Legislative Decree 231/2001.

In December 2008 Telecom Italia received a notice of commencement of proceedings for administrative offenses under articles 21 and 25, paragraphs 2 and 4 of legislative decree 231/2001, following the investigation, by the Public Prosecutor of Milan, of events involving former Company employees and consultants charged with a series of crimes, including—among others—the offense of bribing public officials to obtain information from confidential archives.

With the preliminary hearing pending, Telecom Italia submitted a request for the so-called sanction upon request (i.e. “plea bargaining”) pursuant to article 63 of legislative decree 231/2001, after, in its capacity as employer, it provided compensation to the employees and former employees whose personal information had been collected illegally, for a total cost of 1.8 million euros, and after it had settled with the government authorities that had filed a civil lawsuit against the Company all claims linked to the events covered by the penal proceedings (against payment of the sum of 750 thousand euros).

On May 28, 2010, the Judge concluded that the 400 thousand euros fine that the Company had agreed to pay was adequate: after this judgment, Telecom Italia was no longer a defendant in the criminal trial. At the same time, the Judge approved the motion for plea bargaining presented by many other defendants, including ex-employees of the Group.

In a judgment on the same date, the charges of unlawful appropriation of the assets of Telecom Italia and its subsidiary Telecom Italia Latam, which had been admitted to the trial as civil parties in relation to these offences, were declared to be without foundation. Both companies are challenging this judgment, and have appealed to the Italian Supreme Court. Until the aforementioned judgment that there is no case to answer is final, Telecom Italia still benefits from the pre-trial seizure of the assets of one of the defendants, worth over 15 million euros.

At the end of the preliminary hearing phase, the subsidiaries Telecom Italia Latam and Telecom Italia Audit and Compliance Services remained parties to the civil case in the trial for damages deriving from actions other than unlawful appropriation. The Company remained part of the criminal proceedings as the entity with civil vicarious liability, pursuant to article 2049 of the Italian Civil Code, for the actions of the three ex-employee defendants under trial. In this capacity, Telecom Italia has been served with pre-trial seizure orders for approximately 6 million euros in favor of the parties in the civil proceedings against the ex-employee defendants. All of these orders were, however, subsequently revoked by the Court of Re-examination.

The trial phase of the proceedings opened in September 2010 before the Criminal Court of Milan. In the first hearings, some of the intervening parties claiming civil damages asked to be involved in the proceedings on the charges of conspiracy and corruption. The judge for the preliminary hearing had not allowed them to become intervening parties in the proceedings relating to these charges. Telecom Italia has submitted a request to become a civil intervening party to the proceedings relating to all the alleged crimes of those defendants named in the order that are to be tried, including the charges of corruption and conspiracy.

In the hearing on January 26, 2010, the Court granted the motions to become a civil intervening party submitted by Telecom Italia and by the other intervening parties.

In relation to the requests that the Company pay/indemnify third parties, it should be noted that, given the current status of the hearings and on the basis of the available information, it is possible that the Company could lose such proceedings. With respect to one case, on the basis of the available information and the progress of the current proceedings, a negative outcome is deemed to be probable and hence a moderate amount has been provided in the financial statements.

FASTWEB

Proceedings initiated by Fastweb in October 2007 are still under way before the Court of Appeal of Milan, for the alleged abusive win-back strategy adopted by Telecom Italia in the market for residential and non-residential fixed-line voice telephony services and broadband internet access services. Plaintiff sought compensation for approximately 1,070 million euros. Fastweb’s lawsuit was based on the order issued by the Court of Appeal of Milan on May 16, 2006, following the urgent motion for relief filed by Fastweb, requiring Telecom Italia to cease and desist from continuing its alleged abusive conduct. Telecom Italia then filed a formal challenge against Fastweb’s claims.

In June 2010, at the Milan Court, Fastweb claimed damages of approximately 65 million euros (Fastweb also submitted a subordinate claim, quantifying the damages at 87 million euros) for alleged acts of unfair competition and misleading advertising as part of the “Impresa Semplice” advertising campaign, for the offer of integrated services to small and medium-sized enterprises. The judgment referred to a preceding opinion issued by the Jury of the IAP (Istituto di Autodisciplina Pubblicitaria), the advertising regulatory body, at the behest of Fastweb and other Operators, that this advertising campaign was indeed misleading. Telecom Italia, after remediation of certain minor points raised by its competitors in these proceedings, filed a reply and a counterclaim.

In January 2011, with its appointment of an arbitrator, Fastweb requested payment of damages for 146 million euros suffered after the alleged non-compliance with the provisions contained in the contract for the supply of the LLU (“Local Loop Unbundling”) service. In particular, Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network.

Once the Arbitration Panel is convened, the Company will present its defense and challenge the claims of the other party.

VODAFONE

Proceedings are still under way before the Court of Appeal of Milan in the action brought by Vodafone in July 2006, seeking compensation for losses set originally at 525 million euros and subsequently raised to 759 million euros. Plaintiff maintains that Telecom Italia engaged in abusive conduct, due to its dominant position in fixed telephony, to strengthen its role in the contiguous mobile telephony market, with exclusionary effects to the detriment of its competitor. According to Vodafone, Telecom Italia’s alleged abusive conduct involved residential and business customers and was illegal also because it broke the law on personal data protection.

Telecom Italia filed a formal challenge against Vodafone’s allegations and the grounds for its claims.

ANTIPIRACY GROUP - FEDERAZIONE ANTI PIRATERIA AUDIOVISIVA (FAPAV)

In June 2010, antipiracy group Federazione Anti Pirateria Audiovisiva (FAPAV) commenced proceedings against Telecom Italia in the Rome Court for compensation of the alleged damages (quantified at 320 million euros) resulting from its non-prevention of the illicit downloading of films by customers of the Company accessing certain websites. According to the claimant, Telecom Italia did not adopt the necessary technical and administrative measures to prevent the illegal use of its network. Fapav also asked that the Company provide the Judicial Authorities with information that identifies the customers involved in the alleged unlawful activities.

These proceedings follow a pre-trial procedure at the end of which the Rome Court excluded both any liability of Telecom Italia for the information it carries, and the obligation to suspend the internet access service of which Telecom Italia is merely supplier. The Court only ordered the Company to supply all the information in its possession on the alleged unlawful activity, other from information that identifies the subjects involved.

Telecom Italia, which has complied with the order, filed a reply asking that the claims of the other party be rejected in their entirety. The Italian association of authors and publishers (SIAE) has joined these proceedings to support FAPAV’s argument.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus filed a complaint alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers). Plaintiffs sought compensation of approximately 730 million euros for alleged losses suffered.

These proceedings were initiated as plaintiffs sought injunctive relief before the Court of Appeal of Milan, which ordered Telecom Italia to cease and desist from certain alleged abuses of dominant position perpetrated in the management of business relationships with Eutelia and Voiceplus. Specifically, the matter refers to Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users of non-geographical number services.

Telecom Italia appeared to ask the Court to dismiss plaintiffs’ claims.

After a delay in the proceedings pursuant to article 43 of the Legge Fallimentare (Italian Bankruptcy Law) after Eutelia was declared insolvent, Eutelia filed a request for resumption of the proceedings.

TELEUNIT

On October 29, 2009 Teleunit filed a complaint before the Court of Appeal of Milan alleging Telecom Italia’s abuse of dominant position in the premium service market. Plaintiff sought damages of approximately 362 million euros for the losses incurred. Telecom Italia filed a formal challenge to dispute plaintiff’s claims. So far the judge has dismissed the preliminary motions filed by Teleunit.

POSTE

There are some pending actions brought by Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, relating to the failure by Poste to make payment for services rendered under a series of contracts to supply IT goods and services. The lower court’s judgments established an outcome that was partially favorable to the ex-Olivetti, which have been appealed by Poste in individual rehearings.

Following these rehearings, a judgment of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, while another judgment of the same Court declared void one of the disputed contracts. After this judgment, Poste issued a writ for the return of approximately 58 million euros, opposed by Telecom Italia, given that the judgment of the Italian Supreme Court considering amendment of the above judgment is still pending.

In its opposition and appeal for suspension of execution, Telecom Italia argued that it had not been ordered to pay specific restitution at that time, and hence there was no valid right to execute (the judgment). Accepting this argument, the Rome Court suspended execution.

Dispute for adjustments on license fees for the years 1994-1998

Proceedings are still pending in relation to the request by the Ministry of Communications for Telecom Italia and TIM to pay balance amounts in addition to the sums already paid as license fees for 1994-1998.

ANTITRUST PROCEDURE A426 – start of preliminary phase

On May 13, 2010 AGCM, in response to a complaint by Fastweb, commenced a preliminary investigation of possible abuse by Telecom Italia of its dominant position.  Fastweb alleged that Telecom Italia adopted conducts aimed at excluding other competitors from the public tenders held in 2010 by Consip and Enel for the award of contracts for fixed telephony services and IP connectivity. In particular, according to the complaint, Telecom Italia failed to provide information of a technical-economic nature that was allegedly essential for the preparation of bids by its competitors, and provided some network services to its commercial divisions at conditions that were better than those applied to other operators.

Fastweb complained of similar behavior to AGCom which, in a note of May 26, 2010, rejected Fastweb’s claims finding that Telecom Italia is not obliged to provide information or network services in the tender process other than those required by the industry regulations.

Since the investigation is still at an early stage, it is premature to reach any conclusions regarding the alleged conduct, particularly due to the involvement of issues that fall within the purview of AGCom. The company is currently considering its defense strategy.

ANTITRUST PROCEDURE A428 – start of preliminary phase

On June 23, 2010, AGCM, in response to reports by Fastweb and Wind, commenced a preliminary investigation of two distinct alleged abuses by Telecom Italia of its dominant position.

According to Wind, Telecom Italia allegedly instituted a “technical boycott”, hindering or delaying the activation of access services, by means of unjustified and spurious refusals (so-called KO). Moreover, according to both complaints, Telecom Italia allegedly applied a discriminatory price policy, offering high discounts on the price of access services to final customers only in those geographic areas of Italy in which disaggregated access services to the local network are available, and hence where other operators can offer greater competition. In order to substantiate their allegations, the OLOs pointed to the invitation to tender by the Florence municipal authority won by Telecom Italia in 2009.  In relation to this invitation to tender AGCom, after verifying the replicability of the economic conditions of the traffic services, notified Telecom Italia on February 1, 2011 that it had archived the allegations raised at the start.

Since the investigation is still at an early stage, it is premature to reach any conclusions regarding the alleged behavior. The company is currently considering its defense strategy.

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b) Other information

Dispute concerning the license fee for 1998

Telecom Italia has issued proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) before the Rome Court for compensation of the damage caused by the Italian State through appeal judgment No. 7506/09 by the Consiglio di Stato (Council of State) that, in the view of the Company, violates the principles of current European community law.

The case was also brought in the light of community jurisprudence that recognizes the right to assert the responsibility of the State in relation to violation of rights recognized in community law and injured by a judgment that has become definitive, in respect of which no other remedy may be applied. The aforementioned appeal judgment definitively denied the right of Telecom Italia to restitution of the license fee for 1998 (totaling 386 million euros for Telecom Italia and 143 million euros for Tim, plus interest), already rejected by the Lazio Regional Administrative Court despite the favorable and binding opinion of the European Court of Justice on February 23, 2008 concerning the conflict between EC Directive 97/13 on general authorizations and individual licenses in the telecommunications services industry, and the national regulations that had confirmed, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the deregulation process already finalised. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation.

The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. In the meantime, on  January 15, 2011, Telecom Italia notified the Consiglio di Stato of its appeal for revocation of the judgment of the Consiglio di Stato itself that is the object of the proceedings.

Mobile telephony: investigation of Dealers

The verification process of prepaid SIM cards incorrectly associated to customer ID documents that started in 2005-2008 continued in 2010. This initiative involved substantially all the SIM cards identified as not properly documented by the internal audit of Telecom Italia in the “Greenfield Project” carried out with the support of

Deloitte, (please refer to the  Appendix to the Report on the Corporate Governance and Ownership Structure) and not rectified by January 2009.

During the year, 368,000 identity documents were acquired from customers and 791,000 lines terminated. As a result of the actions taken, the number of SIM cards which were still to be considered as not compliant with applicable regulations had fallen to 723,000 by December 31, 2010.

The Milan Public Prosecutor’s Office recently commenced an investigation of the SIM cards with incorrect user registrations, following the internal investigation included as part of “Greenfield Project”. The investigation extends to the issue, raised in the Deloitte report prepared in connection with the Greenfield Project, of the irregular postponement of the normal expiry date (13 months after the last top-up or other chargeable post-sales action) of approximately 2.5 million SIM cards during the 2006-2008 period.

Telecom Italia is cooperating with this investigation and has created an internal Work Group to look at the issues in depth, with the aim of checking and reconstructing the events under investigation, the operational/authorization process related to the activities in question, and the number and the perimeter of SIM cards involved.

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c) Commitments and guarantees

Surety bonds were provided for 16,003,536 thousand euros, net of back-to-back guarantees received for 144,040 thousand euros, by Telecom Italia on behalf of subsidiaries (of which 10,215,537 thousand euros relates to Telecom Italia Capital, 5,474,755 thousand euros to Telecom Italia Finance, 61,495 thousand euros to Lan Med Nautilus and 47,685 thousand euros to Telenergia).

Purchase commitments outstanding at December 31, 2010 amount to 138,567 thousand euros and refer mainly to commitments on long-term operating lease contracts. There are no sale commitments outstanding at December 31, 2010.

The Company issued “weak” comfort letters for a total of 32,499 thousand euros mainly on behalf of EtecSA on vendor financing (for the supply of goods and services). Such letters were closed on January 31, 2011 following the disposal of the investment on the same date.

Surety bonds were provided by third parties to Group companies for 3,134,344 thousand euros to guarantee loans received (2,363,391 thousand euros) and performance under outstanding contracts (425,953 thousand euros, of which 43,990 thousand euros posted by Telefónica). Details of the main surety bonds at December 31, 2010 are as follows:

Issuer	Amount (thousands of euros) (1)

BBVA - Banco Bilbao Vizcaya Argentaria	714,530
Intesa SanPaolo	486,250
Sumitomo	51,750
Bank of Tokyo - Mitsubishi UFJ	253,750
Banco Santander	86,250
Barclays Bank	75,000
CARIGE	92,000
Natixis	84,000
Other banks in favor of the EIB (1)	116,000

(1) For loans provided by the EIB to fund the following projects: Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network and Telecom Italia Banda Larga Mezzogiorno.

The guarantee provided by BNL/BNP Paribas for 46,000 thousand euros on the loan extended by the EIB for the Telecom Italia Breitband Infrastruktur Deutschland project, which was repaid before maturity for 40,000 thousand euros on June 18, 2010, will continue to be valid for 13 months after repayment, in accordance with the agreement for protection against any clawback risks.

The guarantee provided by BBVA for 163,530 thousand euros on the loan extend by the EIB for the Breitband Infrastrukture Deutschland II Project, which was repaid for 142,200 thousand euros on September 30, 2010, will continue to be valid for 13 months after repayment, in accordance with the agreement for protection against any clawback risk.

The guarantees provided by BBVA for 149,500 thousand euros and BNL/BNP Paribas for 195,500 thousand euros on the loan extended by the EIB for the Banda Larga Mezzogiorno Project, were due, respectively, on November 9, 2010 and November 12, 2010 and replaced, as was Telecom Italia’s right, with other guaranteeing banks.

Note 27 – Revenues

Revenues decreased 1,488,394 thousand euros compared to 2009.  Details of revenues are as follows:

(thousands of euros)		2010	2009

Sales:
telephone equipment		863,903	1,126,805
other sales		2,426	3,368
	(a)	866,329	1,130,173
Services:
Traffic		7,568,584	8,759,865
Subscription charges		7,758,075	7,822,087
Fees		341,936	329,455
Value-added services (VAS)		1,973,853	1,986,766
Recharges of prepaid cards		35,426	43,535
Sundry income (*)		441,148	401,864
	(b)	18,119,022	19,343,572
Total	(a+b)	18,985,351	20,473,745

 (*) Includes 47,680 thousand euros for royalties (77,627 thousand euros in 2009), of which 8,764 thousand euros is from Olivetti (8,973 thousand euros in 2009)

Revenues are presented gross of amounts due to other TLC operators (2,009,222 thousand euros), which are also included in “costs of services”.

Note 28 – Other income

Other income decreased 30,218 thousand euros compared to 2009. Details are as follows:

(thousands of euros)	2010	2009

Compensation for late payment of regulated telephone services	59,139	57,505
Release of provisions and other payable items	1,177	1,763
Recovery of costs, employee benefits and services rendered	44,032	39,701
Capital and operating grants	35,292	46,816
Damage compensation and penalties	15,373	27,301
Other income	55,165	67,310
Total	210,178	240,396

Note 29 – Acquisition of goods and services

Acquisition of goods and services decreased 1,095,138 thousand euros compared to 2009.  Details are as follows:

(thousands of euros)		2010	2009

Acquisition of raw materials and merchandise	(a)	895,397	1,393,361
Costs of services:
Revenues due to other TLC operators		2,009,222	2,328,735
Interconnection costs		45,916	49,923
Commissions, sales commissions and other selling expenses		621,002	721,020
Advertising and promotion expenses		361,523	430,959
Professional and consulting services		154,603	173,410
Utilities		302,668	345,313
Maintenance		148,343	211,637
Outsourcing costs		490,503	461,690
Mailing and delivery expenses for telephone bills, directories and other materials to customers		62,606	70,459
Distribution and logistics		36,183	46,322
Travel and lodging costs		52,269	56,117
Insurance		31,437	29,794
Other service expenses		596,308	552,890
	(b)	4,912,583	5,478,269
Lease and rental costs:
Rent and lease		469,476	470,820
TLC line lease rent and rent for satellite system use		158,084	176,954
Other lease and rental costs		215,448	226,722
	(c)	843,008	874,496
Total	(a+b+c)	6,650,988	7,746,126

Note 30 – Employee benefits expenses

Employee benefits expenses increased 792 thousand euros, compared to 2009. Details are as follows:

(thousands of euros)		2010	2009

Employees benefits expenses
Wages and salaries		1,995,306	2,144,383
Social security expenses		738,084	795,951
Employee severance indemnities		34,262	46,830
Other employee benefits		60,706	72,699
	(a)	2,828,358	3,059,863
Temp work costs	(b)	5,272	14,589
Miscellaneous expenses for personnel and other labor-related services rendered
Remuneration of personnel other than employees		5,381	7,261
Charges for termination benefit incentives		43,316	34,347
Expenses for mobility under Law 223/91		244,947	-
Other		(6,045)	4,377
	(c)	287,599	45,985
Total	(a+b+c)	3,121,229	3,120,437

The reduction in employee benefits expenses and temp work costs is mainly the result of the contraction in the average headcount of the salaried workforce (-3,104 compared to December 31, 2009, of which -500 are under so-called “solidarity contracts”). This is mainly offset by the effect of the increase in minimum salaries established by the TLC collective national labor contract renewed on October 23, 2009. Also contributing to the decrease in these expenses is the sale of the IT business to Shared Service Center in May 2010 (-1,378 average headcount reduction, equal to approximately -77 million euros).

During 2010, expenses for mobility under Law 223/91 were recorded for 245 million euros as a result of the August 4, 2010 Agreement signed with the labor unions. The agreement covers the steps to be taken regarding employment levels during the years of the Business Plan 2010–2012, which provides, among other things, for recourse to a new voluntary mobility procedure for 3,900 persons in the period 2010-2012.

In determining the amount of the provision charge, account was taken of the estimated cost of the new procedure and the estimate of the higher mobility expenses for any integration of the cost for those terminated under pre-June 2010 mobility, due to the coming into force of the so-called Economic Maneuver as a result of the postponement of the pension windows. Such expenses are related to the eventuality that the competent institutions would not pass an adjusting maneuver and that Telecom Italia, of correlated necessity, would be required to safeguard the effectiveness of the agreements that have already been reached.

The average equivalent headcount of the salaried workforce, including those with temp work contracts, is 50,076 in 2010 (54,558 in 2009).  A breakdown by category is as follows:

(headcount)	2010	2009

Executives	845	921
Middle Management	3,493	3,639
White collars	45,738	49,800
Blue collars	-	-
Employees on payroll	50,076	54,360
People with temp work contracts	-	198
Organic employees total	50,076	54,558

Headcount in service at December 31, 2010, including those with temp work contracts, is 49,636 (54,236 at December 31, 2009), with a reduction of 4,600.

Note 31 – Other operating expenses

Other operating expenses decreased 140,738 thousand euros compared to 2009. Details are as follows:

(thousands of euros)	2010	2009

Impairments and expenses in connection with credit management	310,180	396,151
Provision charges	60,011	134,692
TLC operating fees and charges	52,910	48,551
Indirect duties and taxes	83,478	80,455
Penalties, settlement compensation and administrative fines	105,382	72,822
Association dues and fees, donations, scholarships and traineeships	21,482	24,299
Sundry expenses	32,401	49,612
Total	665,844	806,582
of which, included in the supplementary disclosures on financial instruments	310,180	396,151

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Note 32 – Changes in inventories

The change in inventories is a negative 56,589 thousand euros (a positive 52,477 thousand euros in 2009). The change is particularly due to the efforts taken during the year to improve the equipment acquisition process, combined with a review of the commercial policies of this last year.

The amount takes into account the writedowns made to adjust the value of fixed and mobile equipment to estimated realizable value (4,596 thousand euros).

Note 33 – Internally generated assets

Internally generated assets amount to 387,742 thousand euros, decreasing 27,084 thousand euros compared to 2009, principally due to the contribution of internal activities to the subsidiary SSC. These costs refer to direct and indirect labor capitalized both as “intangible assets with a finite useful life” (154,878 thousand euros) - for technical staff dedicated principally to software development - and as  “tangible assets owned” (232,864 thousand euros) - for technical staff engaged in the executive design, construction and testing of network installations.

Note 34 – Depreciation and amortization

Depreciation and amortization decreased 196,183 thousand euros compared to 2009. Details are as follows:

(thousands of euros)		2010	2009

Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights		1,290,710	1,338,501
Concessions, licenses, trademarks and similar rights		148,342	140,055
Other intangible assets		157,534	166,284
	(a)	1,596,586	1,644,840
Depreciation of tangible assets owned:
Buildings (civil and industrial)		39,493	39,195
Plant and equipment		2,207,301	2,342,017
Manufacturing and distribution equipment		10,796	13,365
Other		137,074	143,123
	(b)	2,394,664	2,537,700
Depreciation of tangible assets held under finance leases
Buildings (civil and industrial)		109,781	108,575
Plant and equipment		-	2
Other		6,197	12,294
	(c)	115,978	120,871
Total	(a+b+c)	4,107,228	4,303,411

Note 35 – Gains (losses) on disposals of non-current assets

Gains (losses) on disposals of non-current assets decreased 34,563 thousand euros compared to 2009.  Details are as follows:

(thousands of euros)		2010	2009

Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets		2,782	13,358
	(a)	2,782	13,358
Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets		6,737	51,876
	(b)	6,737	51,876
Total	(a-b)	(3,955)	(38,518)

In particular, losses on disposals of non-current assets in 2010 mostly refer to the disposal of rented materials returned to the warehouse and scrapped for 2,600 thousand euros and the disposal of the Blue&Me software platform for 1,122 thousand euros.

Gains comprise those on the sale of properties for 1,200 thousand euros.

In 2009, losses on disposals of non-current assets had included, for 38,513 thousand euros, the disposal of the platform for the credit management of the fixed consumer clientele segment, since it was no longer considered usable in light of the new organizational structure of the Domestic business unit and the continuation of fixed-mobile convergence process.

Note 36 – Impairment reversals (losses) on non-current assets

The line item shows a negative 8,544 thousand euros and refers to the impairment charge of 4,500 thousand euros on intangible assets connected with the SAP 2007 project following the non-utilization of the systemic developments and 4,044 thousand euros in respect of the writedown of unused network materials and telephone systems which are being replaced by new technologically advanced materials.

Note 37 – Income (expenses) from investments

Details are as follows:

(thousands of euros)	2010	2009

Dividends	2,356,969	166,308
Gains on disposals of investments and other income	423	3,871
Losses on disposals of investments and other costs	(123)	(280)
Impairments of financial assets	(561,604)	(537,445)
Total	1,795,665	(367,546)
of which included in the supplementary disclosures on financial instruments	804	(6,535)

In particular:

•

dividend income relates primarily to Telecom Italia International (2,000,000 thousand euros) and Telecom Italia Deutschland Holding (345,000 thousand euros);

•

losses on disposals of investments relate to the sale of the stake in Telbios in October 2010;

•

impairments essentially refer to the writedown of the investments in Telecom Italia Deutschland Holding (352,358 thousand euros), following the reduction in the equity of the company after the distribution of reserves, Telecom Italia Media (162,000 thousand euros) on the basis of the results of the impairment test, Olivetti (18,365 thousand euros), Tiglio I (13,498 thousand euros) and SSC (10,455 thousand euros).

In 2009, the line item included the gain on the disposal of the stake in Luna Rossa Challenge 2007 and the loss on the disposal of Luna Rossa Trademark.

Note 38 – Finance income and Finance expenses

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Finance income

Finance income increased 135,622 thousand euros compared to 2009 and is composed as follows:

(thousands of euros)		2010	2009

Other finance income:
Income from financial receivables, recorded in Non-current assets		32	805
Income from financial receivables from subsidiaries, recorded in Non-current assets		1,275	2,696
Income from financial receivables from associates, recorded in Non-current assets		4	160
Income from securities other than investments, recorded in Current assets		41,096	15,425
Income other than the above:
Interest income		15,912	34,070
Interest income from subsidiaries		1,664	1,231
Interest income from associates		-	1
Foreign exchange gains		59,002	10,581
Income from fair value hedge derivatives		296,636	169,185
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		220,295	282,945
Income from non-hedging derivatives		952,636	658,336
Miscellaneous finance income		40,695	37,769
	(a)	1,629,246	1,213,204
Positive fair value adjustments to:
Fair value hedge derivatives		174,549	28,092
Underlying financial assets and liabilities of fair value hedges		13,280	44,425
Non-hedging derivatives		1,001,760	1,397,491
	(b)	1,189,589	1,470,008
Total	(a+b)	2,818,835	2,683,212
of which included in the supplementary disclosures on financial instruments		2,027,355	2,117,484

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Foreign exchange gains (59,002 thousand euros) increased 48,421 thousand euros compared to 2009.  The counterpart of foreign exchange gains is represented by foreign exchange losses (63,183 thousand euros in 2010; 17,432 thousand euros in 2009).

Income from fair value hedge derivatives (296,636 thousand euros) increased 127,451 thousand euros compared to 2009 (169,185 thousand euros) and refers to CCIRS contracts for 33,236 thousand euros and IRS contracts for 263,400 thousand euros.

The positive effect of the Reversal of the Reserve for cash flow hedge derivatives to the separate income statement for the interest rate component (220,295 thousand euros) decreased 62,650 thousand euros compared to 2009 (282,945 thousand euros).  It refers to CCIRS contracts for 147,890 thousand euros, IRS contracts for 70,639 thousand euros and other derivative contracts for 1,766 thousand euros.

Income from non-hedging derivatives (952,636 thousand euros) increased 294,300 thousand euros compared to 2009 (658,336 thousand euros) and refers to CCIRS contracts for 520,126 thousand euros, IRS contracts for 414,935 thousand euros and other derivative contracts for 17,575 thousand euros.

Miscellaneous finance income (40,695 thousand euros) increased 2,926 thousand euros compared to 2009.

Positive fair value adjustments to fair value hedge derivatives (174,549 thousand euros) increased 146,457 thousand euros compared to 2009. The counterpart of this amount is represented by negative fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to 158,533 thousand euros (46,625 thousand euros in 2009).

Positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives (13,280 thousand euros) decreased 31,145 thousand euros (44,425 thousand euros in 2009). The counterpart of this amount is represented by negative fair value adjustments to the corresponding fair value hedge derivatives which amount to 11,951 thousand euros (46,367 thousand euros in 2009).

Positive fair value adjustments to non-hedging derivatives (1,001,760 thousand euros) decreased 395,731 thousand euros compared to 2009.

The income and the fair value adjustments to non-hedging derivatives are due to the centralization of derivatives under Telecom Italia S.p.A. starting from May 2009, owing to which the Parent is the sole counterpart of the banking system for derivative transactions. For Telecom Italia S.p.A., this resulted in the presence of two non-hedging derivatives (one with the bank and the other with the same and opposite sign with the other companies of the Group), while the hedging relationship remains with the subsidiary and the Group. Further details are provided in the Note “Derivatives”. The counterpart of this component is represented by the corresponding item in finance expenses.

►

Finance expenses

Finance expenses decreased 47,917 thousand euros compared to 2009 and are composed as follows:

(thousands of euros)		2010	2009

Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		1,086,133	1,047,854
Interest expenses relating to subsidiaries		488,971	628,302
Interest expenses relating to associates		27,423	30,508
Interest expenses relating to banks		86,321	140,380
Interest expenses relating to others		175,714	159,550
Commissions		57,633	21,032
Foreign exchange losses		63,183	17,432
Charges from fair value hedge derivatives		201,539	136,021
Reversal of the Reserve for cash flow hedge derivatives to the separate income statement (interest rate component)		541,479	535,658
Charges from non-hedging derivatives		961,537	655,854
Miscellaneous finance expenses		112,238	153,219
	(a)	3,802,171	3,525,810
Negative fair value adjustments to:
Fair value hedge derivatives		11,951	46,367
Underlying financial assets and liabilities of fair value hedge derivatives		158,533	46,625
Non-hedging derivatives		1,000,757	1,402,527
	(b)	1,171,241	1,495,519
Total	(a+b)	4,973,412	5,021,329
of which included in the supplementary disclosures on financial instruments		3, 704,912	3,938,192

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Interest expenses and other costs relating to bonds include 396,188 thousand euros on bonds subscribed by the subsidiary Telecom Italia Finance.

Interest expenses relating to subsidiaries are mostly connected to the financial payables due to Telecom Italia Finance (114,586 thousand euros) and Telecom Italia Capital (326,012 thousand euros).

Foreign exchange losses (63,183 thousand euros) increased 45,751 thousand euros compared to 2009. This amount was reduced by 350,211 thousand euros of foreign exchange gains arising from the Reversal of the Reserve for cash flow hedge derivatives to the separate income statement (135,294 thousand euros in 2009). The counterpart of this amount is represented by foreign exchange gains (59,002 thousand euros in 2010, 10,581thousand euros in 2009).

Charges from fair value hedge derivatives (201,539 thousand euros) increased 65,518 thousand euros compared to 2009 and refer to IRS contracts for 184,956 thousand euros and CCIRS contracts for 16,583 thousand euros.

The negative effect of the Reversal of the Reserve for cash flow hedge derivatives to the separate income statement for the interest rate component (541,479 thousand euros) increased 5,821 thousand euros compared to 2009 and refers to CCIRS contracts for 303,347 thousand euros, IRS contracts for 233,237 thousand euros and other derivative contracts for 4,895 thousand euros.

Charges from non-hedging derivatives (961,537 thousand euros) increased 305,683 thousand euros compared to 2009 and refer to CCIRS contracts for 520,050 thousand euros, IRS contracts for 414,984 thousand euros and other derivative contracts for 26,503 thousand euros.

Negative fair value adjustments to fair value hedge derivatives (11,951 thousand euros) decreased 34,416 thousand euros (46,367 thousand euros in 2009). The counterpart of this amount is represented by the positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to 13,280 thousand euros (44,425 thousand euros in 2009).

Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives (158,533 thousand euros) increased 111,908 thousand euros compared to 2009 (46,625 thousand euros). The counterpart of this amount is represented by positive fair value adjustments to the corresponding fair value hedge derivatives which amount to 174,549 thousand euros (28,092 thousand euros in 2009).

Negative fair value adjustments to non-hedging derivatives (1,000,757 thousand euros) decreased 401,770 thousand euros (1,402,527 thousand euros in 2009).

The charges and the fair value adjustments to non-hedging derivatives are due to the centralization of derivatives under Telecom Italia S.p.A. starting from May 2009, owing to which the Parent is the sole counterpart of the banking system for derivative transactions. For Telecom Italia S.p.A., this resulted in the presence of two non-hedging derivatives (one with the bank and the other with the same and opposite sign with the intercompany), while the hedging relationship remains with the subsidiary and the Group. Further details are provided in the Note “Derivatives”. The counterpart of this component is represented by the corresponding item in finance income.

For a better understanding of the net impacts commented above, a table is presented below:

(thousands of euros)		2010	2009

Net exchange gains and losses:		(4,181)	(6,851)
Exchange gains		59,002	10,581
Exchange losses		(63,183)	(17,432)

Net result from derivatives
Income from fair value hedge derivatives		296,636	169,185
Charges from fair value hedge derivatives		(201,539)	(136,021)
Net result from fair value hedge derivatives	(a)	95,097	33,164
Positive effect of the Reversal of the Reserve for cash flow hedge derivatives to the separate income statement for the interest rate component		220,295	282,945
Negative effect of the Reversal of the Reserve for cash flow hedge derivatives to the separate income statement for the interest rate component		(541,479)	(535,658)
Net effect of the Reversal of the Reserve for cash flow hedge derivatives to the separate income statement for the interest rate component	(b)	(321,184)	(252,713)
Income from non-hedging derivatives		952,636	658,336
Charges from non-hedging derivatives		(961,537)	(655,854)
Net result from non-hedging derivatives	(c)	(8,901)	2,482
	(a+b+c)	(234,988)	(217,067)
Net fair value adjustments to fair value hedge derivatives and underlying:
Positive fair value adjustments to fair value hedge derivatives		174,549	28,092
Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		(158,533)	(46,625)
Net fair value adjustments	(d)	16,016	(18,533)
Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		13,280	44,425
Negative fair value adjustments to fair value hedge derivatives		(11,951)	(46,367)
Net fair value adjustments	(e)	1,329	(1,942)
	(d+e)	17,345	(20,475)
Net fair value adjustments to non-hedging derivatives:
Positive fair value adjustments to non-hedging derivatives	(f)	1,001,760	1,397,492
Negative fair value adjustments to non-hedging derivatives	(g)	(1,000,757)	(1,402,528)
	(f+g)	1,003	(5,036)

Note 39 – Income tax expense

The income tax expense for the years ended December 31, 2010 and 2009 is detailed as follows.

(thousands of euros)	2010	2009

IRAP taxes for current year	348,473	359,122
IRES taxes for current year	793,881	814,712
Expenses/(income) from tax consolidation	27,375	26,307
Benefit of reimbursement application for Irap deductibility	-	(34,583)
Lower current taxes of prior years	(83,784)	(84,554)
Total current taxes	1,085,945	1,081,004
Deferred income taxes	9,293	64
Higher (lower) deferred taxes of prior years	2,163	(24,296)
Total deferred taxes	11,456	(24,232)
Total income taxes for the year	1,097,401	1,056,772

The IRES tax rate was established by Law 244 dated December 24, 2007 at 27.5%, effective January 1, 2008, while the IRAP tax rate was set at 3.9%.

Upon presentation of the tax return for the year 2008, the Company took advantage of the possibility of realigning the differences between the IAS separate financial statements associated with transactions that fall under the “derivation regime” and the tax amounts, pursuant to art. 15 of Legislative Decree 185 dated November 29, 2008, hence, benefiting from the possibility of accelerating the utilization of its tax assets.

Lower current taxes of prior years refer to a lower amount of taxes that arose upon presentation of the tax return compared to the estimate made in the 2009 separate financial statements, on the basis of a prudent interpretation of the tax laws then in effect, as well as the release to income of the excess portion of the provision for taxation (14 million euros).

Overall, income taxes for the year 2010 benefit from lower current and deferred income taxes of the prior year for 81,621 thousand euros.

The reconciliation between the theoretical tax charge, calculated on the basis of the nominal tax rate in effect at December 31, 2010, and the effective tax charge in the separate financial statements is as follows:

(thousands of euros)	2010		2009

Profit before tax	4,609,982		2,455,353
Taxes calculated at the theoretical tax rate	1,267,745	27.5%	675,222	27.5%
- dividends recognized in income	(648,014)	(14.06%)	(43,448)	(1.77%)
- non-deductible writedowns and losses on investments	154,456	3.35%	147,752	6.02%
- non-deductible costs	8,405	0.18%	17,844	0.73%
- non-deductible depreciation	11,725	0.25%	13,823	0.56%
- reimbursement application for Irap deductibility	-		(34,583)	(1.41%)
- other	(32,910)	(0.71%)	(42,263)	(1.72%)
IRAP	335,993	7.29%	322,425	13.13%
Total effective taxes booked to the separate income statement	1,097,401	23.80%	1,056,772	43.04%

For a better understanding of the above reconciliation, the IRAP tax has been shown separately so as to avoid any distortion arising from the fact that this tax is imposed on a basis other than pre-tax profit.

The significant reduction in the tax rate compared to the prior year is mainly due to extraordinary tax-exempt dividends received in 2010.

Note 40 – Related party transactions

Related party transaction, when not dictated by specific laws, are in any case regulated by market conditions.

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the separate income statements, statements of financial position and statements of cash flows of Telecom Italia S.p.A..

The amounts in the separate income statements and statements of cash flows for the year 2010 are compared to those for the year 2009, while the figures in the statements of financial position at December 31, 2010 are compared to the reclassified figures at December 31, 2009 (further information in this regard is provided in the Note “Reclassifications”).

The effects on the individual line items of the separate income statements for the years 2010 and 2009 are as follows:

The effects on the individual line items of the statements of financial position at December 31, 2010 and at December 31, 2009 are as follows:

The effects on the individual line items of the statements of cash flows for the years 2010 and 2009 are as follows:

Transactions with subsidiaries

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS (thousands of euros)	2010	2009	TYPE OF CONTRACT
Revenues			
Tim Participações group	13,621	16,219	Roaming and technical assistance services
Hansenet Telekommunikation GmbH	-	7,846	Sale of hardware platforms and customized computer solutions
H.R. Services	2,534	-	Human resources assistance and consulting service, user licenses for software products and rent of HW equipment, griffon and DWS services, property leases and facility management services, in addition to the recovery of costs of personnel on secondment and other centralized expenses; telephone services
Matrix S.p.A.	23,998	27,503	Advertising on Rosso Alice portal and user licenses for the Alice brand, information service 1254 and datacenter and business continuity services, telephone services
MTV Italia S.r.l.	817	1,110	Telephone services, Datacenter services, administrative outsourcing, property leasing and facility management services
Olivetti S.p.A.	12,900	11,618	Concession of user licenses for patents and know-how as well as the Olivetti name and brand, owned by Telecom Italia S.p.A.; telephone services
Path.Net S.p.A.	28,072	21,510	Services and infrastructures relating to the supply of data transmission connections for the Public Administration
Share Service Center S.r.l.	19,898	2,112	Telephone and data transmission services and also management and maintenance of applications software
Telecom Italia Media Broadcasting	5,583	5,660	Sale of network infrastructures for carrying TV signals and telephone services
Telecom Italia Media S.p.A.	4,444	5,525	Connectivity service, management and development of the digital terrestrial platform and telephone services
Telecom Italia S.Marino S.p.A.	1,295	1,144	Connection and telecommunications services, in particular for the sale of data (bitstream) services and dark fiber contract
Telecom Italia Sparkle S.p.A.	102,563	122,578	Telephone and data transmission services, services inherent to interconnection between Telecom Italia Sparkle and Telecom Italia telecommunications network with particular reference to accesses and international traffic, sale of infrastructures and supply and development of specific software for internal use
Telecontact S.p.A.	5,819	4,955	Sale of call center platforms and computer material
Telefonia Mobile Sammarinese S.p.A.	3,818	4,345	Interconnection services
Telenergia S.p.A.	1,393	1,350	Outsourcing for company business, commissions for providing sureties and emoluments for corporate positions, administrative outsourcing
Other minor companies	7,102	5,503	
Total revenues	**233,857**	**238,978**	
Other income	**25,238**	**19,632**	Recovery of costs of personnel on secondment and recovery of costs for services rendered, other income

Transactions with associates and joint ventures

SEPARATE INCOME STATEMENT LINE ITEMS (thousands of euros)	2010	2009	TYPE OF CONTRACT
Revenues			
ETECSA	2,908	3,106	International telecommunications services, roaming and technical assistance
LI.SI.T S.p.A.	3,214	25,148	Lombardy Region social health system information networking
Nordcom S.p.A.	2,698	2,334	Telephone, data network connections and applications software services, call center
Teleleasing S.p.A.	115,227	166,573	Sale of equipment as per the 2000 collaboration agreement
Other minor companies	2,559	1,818	
Total revenues	**126,606**	**198,979**	
Other income	**1,748**	**2,517**	Recovery of costs of personnel on secondment and recovery of costs for services
Acquisition of good and services			
ETECSA	3,287	3,386	Roaming
Nordcom S.p.A.	1,791	1,702	Purchase and development of computer solutions, supply of computer equipment under rental arrangements
Telbios S.p.A.	4,063	5,681	Supply of audio/visual services and products and hardware systems and software for remote medicine offerings
Teleleasing S.p.A.	6,594	8,069	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
TM News	2,516	836	Supply of information content for the TimSpot service, photos and services for intranet, rendering of services related to press agencies
Other minor companies	1,200	386	
Total acquisition of goods and services	**19,451**	**20,060**	
Employee benefits expenses	**-**	**6**	Secondment costs
Other operating expenses	**17**	**2**	Sundry other expenses
Income (expenses) from investments			
ASSCOM	180	180	Dividends
Total income (expenses) from investments	**180**	**180**

Transactions with companies controlled by associates and joint ventures

Following the September 23, 2010 subscription to Italtel Group S.p.A.’s capital increase, the percentage interest held by Telecom Italia Group rose from 19.37% to about 35%. Consequently, from that date, the company is considered an associate and the companies controlled by Italtel Group S.p.A. are considered related parties of the Telecom Italia Group.

Telecom Italia has also provided guarantees on behalf of subsidiaries, associates and joint ventures and companies controlled by associates and joint ventures for a total of 15,863,682 thousand euros (16,859,314 thousand euros at December 31, 2009). In particular: 10,215,537 thousand euros on behalf of Telecom Italia Capital (10,871,425 thousand euros at December 31, 2009); 5,474,755 thousand euros on behalf of Telecom Italia Finance (5,554,014 thousand euros at December 31, 2009); 57 thousand euros on behalf of Telecom Italia Sparkle (123,168 thousand euros at December 31, 2009); 4,000 thousand euros on behalf of Olivetti Multiservices (79,436 thousand euros at December 31, 2009); 47,685 thousand euros on behalf of Telenergia (76,313 thousand euros at December 31, 2009); 61,495 thousand euros on behalf of Latin American Nautilus group (61,492 thousand euros at December 31, 2008); 25,601 thousand euros on behalf of Olivetti S.p.A. (33,294 thousand euros at December 31, 2009).

Furthermore, weak comfort letters have also been provided for a total of 32,499 thousand euros (34,381 thousand euros at December 31, 2009), mainly on behalf of EtecSA on vendor financing (for the supply of goods and services).

Transactions with other related parties

(through directors, statutory auditors and key managers)

On February 16, 2010, the disposal of HanseNet Telekommunikation Gmbh to the Telefónica group was finalized after having obtained the necessary authorizations from the competent authorities. HanseNet (an operator on the retail market of broadband services in Germany) was a 100%-owned subsidiary of Telecom Italia S.p.A. through the holding in Telecom Italia Deutschland Holding Gmbh.

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS (thousands of euros)	2010	2009	TYPE OF CONTRACT
Revenues			
Edizione group	-	6,779	Outsourced telephone and data transmission services with dedicated assistance, network work
Generali group	62,064	52,731	Telephone and data transmission services, peripheral data networks, connections, storage and applications services
Intesa SanPaolo group	94,421	120,328	Telephone services, MPLS data and international network, ICT services and Microsoft licenses, internet connectivity and high-speed connections
Mediobanca group	6,299	5,363	Marketing of data and VoIP devices, MPLS national and international network, telephone services
Telefónica group	25,797	21,386	Roaming services, sale of hardware platforms, customized information solutions
Other companies	1,173	1,292	
Total revenues	**189,754**	**207,879**	
Other income	**4,146**	**3,001**	Mainly referring to damage compensation from the Generali group
Acquisition of good and services			
China Unicom group	520	2,089	Roaming services
Edizione group	-	7,635	Sponsorships, commissions for the sale of prepaid telephone cards, fees for laying cables along expressways, TV and internet rights connected with sports events
Generali group	24,064	22,569	Insurance premiums and property leases through Società Generali Properties S.p.A.
Intesa SanPaolo group	13,076	15,956	Mobile Banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	1,672	2,331	Credit recovery activities
Telefónica group	14,528	17,055	Roaming services
Other companies	240	6	
Total acquisition of goods and services	**54,100**	**67,641**	
Employee benefits expenses	**3,973**	**3,629**	Referring to non-obligatory employee insurance policies written with the Generali group
Other operating expenses	**46**	**59**	Mainly referring to commercial settlement agreements with the Intesa SanPaolo group
Income (expenses) from investments	**66**	**27**	
Finance income			
Intesa SanPaolo group	74,946	18,026	Mainly referring to income from derivatives
Mediobanca group	48,703	26,632	Income from derivatives
Total finance income	**123,649**	**44,658**	
Finance expenses			
Intesa SanPaolo group	27,398	142,286	Interest expense relating to factoring transactions and short-term and long-term payables, financial commissions payable, expenses from derivatives
Mediobanca group	19,944	32,794	Expenses from derivative contracts
Total finance expenses	**47,342**	**175,080**

Transactions with pension funds

The most significant amounts are summarized as follows:

Remuneration to key managers

Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, are the following:

Directors:
Gabriele Galateri di Genola	Chairman of Telecom Italia S.p.A.
Franco Bernabè	Chief Executive Officer of Telecom Italia S.p.A.
Managers:
Franco Bertone (1)	Chief Executive Officer Telecom Argentina
Oscar Cicchetti	Head of Technology & Operations
Stefano Ciurli	Head of Purchasing
Antonino Cusimano	Head of Corporate Legal Affairs
Luca Luciani	Director Chairman of TIM Brasil
Andrea Mangoni	Head of Administration, Finance and Control Head of International Business
Antonio Migliardi	Head of Human Resources and Organization
Marco Patuano	Head of Domestic Market Operations

(1) From October 13, 2010.

The total remuneration recorded on the accrual basis by Telecom Italia in respect of key managers amounts to 14,173 thousand euros in 2010 (14,765 thousand euros in 2009) divided as follows:

(thousands of euros)	2010	2009

Short-term compensation	11,444	13,613
Long-term compensation	1,500	-
Employment termination benefit incentives	-	-
Share-based payments (*)	1,229	1,152
	14,173	14,765

(*)

This is the fair value of the rights under the Telecom Italia S.p.A. incentive plans (PSG and TOP 2008). vested up to December 31.

In 2010, the contributions paid into the defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. on behalf of key managers amount to 353 thousand euros (344 thousand euros in 2009).

Note 41 – Equity compensation plans

Equity compensation plans in effect at December 31, 2010 and 2009 relate to the following:

•

options (including those at one time granted by Telecom Italia S.p.A. before its merger by incorporation in Olivetti S.p.A. – renamed Telecom Italia S.p.A. – and by TIM S.p.A., later merged in Telecom Italia S.p.A.) which give, or have given, the right to subscribe to Telecom Italia ordinary shares;

•

rights to the allotment of bonus Telecom Italia ordinary shares based on the effective period of participation in the plan by each of the beneficiaries and, in some cases, the degree to which they have reached pre-fixed performance targets.

These plans are used by Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

The Telecom Italia compensation plans are described in the following paragraphs.

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Stock options plans - Telecom Italia S.p.A.

In describing the stock option plans, so as to render the representation of the options homogeneous with that of the subscribable shares and also facilitate their measurement based on the relevant subscription prices, the concept of “equivalent options” has been used. This refers to a quantity of options equal to the number of ordinary shares of the current Telecom Italia S.p.A. that can be subscribed. In this manner, the weighted average prices and the exercise prices indicated are consistent and directly comparable among each other.

The principal features of the stock option plans in effect at December 31, 2009 and 2010 are summarized below.

Stock Option Plans (Date of shareholders’ resolution)	BoD Grant Date (Beneficiaries)	Lot	Exchange Ratio (1)	Exercise Price of Options (2) (euros)	Exercise Price of Equivalent Options (3) (euros)	Original Grant		Exercise period		Equivalent Options Outstanding at:
						No. of Options	No. of Equivalent Options	from	to	12/31/2009	12/31/2010

2008 Top Plan (4/14/2008)	4/15/2008 (Executive Directors)	single	1	1.95	1.95	11,400,000	11,400,000	4/15/11	4/15/14	11,400,000	8,550,000
2002 Top Plan (6/12/2001- 5/26/2003)	2/13/2002 (16 Top Managers)	2°	3.300871	9.203	2.788052	3,540,000	11,685,083	2/18/04	2/18/09	------	------
		3°	3.300871	9.203	2.788052	4,720,000	15,580,111	2/18/05	2/18/10	5,941,567	------
2002 Plan granted in March (12/15/1998 - 8/10/2000 - 5/3/2001 - 5/26/2003)	3/26/2002 (Managers of the Group)	2°	3.300871	9.665	2.928015	8,987,400	29,666,248	3/3/04	3/3/09	------	------
		3°	3.300871	9.665	2.928015	11,983,200	39,554,997	3/3/05	3/3/10	16,929,390	------
2002 Plan granted in August (12/15/1998 - 8/10/2000 - 5/3/2001 - 5/26/2003)	8/1/2002 (Managers of the Group)	2°	3.300871	7.952	2.409061	252,000	831,819	3/3/04	3/3/09	------	------
		3°	3.300871	7.952	2.409061	336,000	1,109,093	3/3/05	3/3/10	224,457	------
2003-2005 Plan (10/10/2000- 4/7/2005)	5/6/2002 (Managers and employees of the Group)	2°	1.730000	5.070	2.930636	16,685,666	28,866,202	5/24/04	5/31/09	------	------
		3°	1.730000	5.070	2.930636	16,685,667	28,866,204	12/22/04	5/31/10	1,212,557	------
Total										35,707,971	8,550,000

(1)

Number of Telecom Italia ordinary shares granted for the exercise of one option.

(2)

Original exercise price established for the exercise of one option.

(3)

Subscription price of one Telecom Italia S.p.A. ordinary share coming from the exercise of one equivalent option.

•

“Stock Option 2002 Top Plan”: options not subject to reaching performance targets.

•

“Stock Option 2002 Plan”: options not subject to reaching performance targets. Priority given to Group management who are already beneficiaries of the Stock Option 2000 Plan.

•

 “Stock Option Plans 2003-2005”: options not subject to reaching performance targets. Priority given to Group management who are already beneficiaries of TIM’s Stock Option 2001-2003 Plan and Supplementary Stock Option 2001-2003 Plan.

•

“Stock Option 2008 Top Plan”: options granted to the chairman and the CEO, which can be exercised at the end of the vesting period, for a period of three years starting from the grant date, on condition that the beneficiaries remain as directors of the Company up to the date of the shareholders’ meeting called to approve the separate financial statements for the year 2010 and except in the case of pre-set assumptions for the early vesting of part of the options granted.

The exercisability of 75% of the options granted is not subject to performance targets while the remaining 25% of the options granted are subject to the relative performance of the Total Shareholder Return (TSR) of Telecom Italia compared to the Total Shareholder Return of the 10 major companies (in terms of their weight in the Index) in the DJ STOXX TLC Index.

At the end of 2010, the options subject to performance conditions were forfeit since the Telecom Italia TSR did not reach the median of the panel of reference; therefore, the number of options outstanding at December 31, 2010, and which will become exercisable at the end of the vesting period, is equal to 75% of the options granted.

The exercisability of the options is valid for a period of three years starting from the end of the vesting period (or at the early vesting date). Options that are not exercised by end of the exercisability period will lapse. It is understood that, if the directors continue their relationship with the Company, for a year from the end of the vesting period, the beneficiaries have open availability up to a maximum of 50% of the shares purchasable by exercising the exercisable options.

The fair value of the options of the 2008 Top Plan was determined overall at the grant date (April 15, 2008) in an amount of 2,593 thousand euros and will be recognized in equity over the vesting period of the options with a contra-entry entry to “Employee benefits expenses”; the amount charged to income in 2010 was 864 thousand euros.

The fair value of the options has been calculating by applying the Montecarlo method and using the following calculation parameters:

•

exercise price: 1.95 euros per share;

•

current price: in relation to the performance targets set in the Plan, the share market prices have been considered at the grant date for Telecom Italia (1.40 euros per share (p.s.)) and for other leading companies in the telecommunications sector (Vodafone: 1.88 euros p.s., Telefónica: 18.6 euros p.s., France Telecom: 2.2 euros p.s., Deutsche Telekom: 11.19 euros p.s., British Telecom: 2.68 euros p.s., KPN: 11.38 euros p.s., Telia Sonera: 4.76 euros p.s., Telenor: 12.39 euros p.s. and OTE: 18.26 euros p.s.);

•

volatility: in relation to the performance targets set in the Plan, the volatility values of the shares were considered for Telecom Italia (33.02%) and for the above other leading companies in the telecommunications sector; at the measurement date, the implicit volatility of the relevant shares was assumed to be that observed on options negotiated for expirations of one year and where not available the volatility of the options closest to that date; finally, in the absence of options for that period, the volatility values were assumed to be the historical volatility of one year;

•

option period: three years for the vesting period (from April 15, 2008 to April 15, 2011) and three years for the exercise period (from April 15, 2011 to April 15, 2014);

•

expected dividends: dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid (0.08 euros per Telecom Italia ordinary share);

•

risk-free interest rate: this is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the life of the option (3.7485% for 6 years).

During 2009 and 2010, no options were exercised.

The market prices of Telecom Italia ordinary shares at December 31, 2009 and 2010 were respectively 1.0920 euros and 0.9711 euros, thus below the exercise price of the equivalent options outstanding and exercisable at those dates.

In 2010, the Stock Option Plans 2002 Top, 2002 and 2003-2005 lapsed since the terms for exercising the options expired.

Aggregate movements in all Telecom Italia stock option plans in 2009 and 2010 are presented in the following table.

	Number of Equivalent Options	Weighted Average Price per Equivalent Option (euros)

Options outstanding at December 31, 2008	59,073,999	2.70
Of which: Options exercisable at December 31, 2008	47,673,999	2.88
Granted during the year	-	--
Exercised during the year	-	-
Forfeit (1) during the year	-	-
Lapsed (2) during the year	(4,612,956)	2.86
Expired (3) during the year	(18,753,072)	2.89
Options outstanding at December 31, 2009	35,707,971	2.59
Of which: Options exercisable at December 31, 2009	24,307,971	2.89
Granted during the year	-	--
Exercised during the year	-	-
Forfeit (1) during the year	(2,850,000)	1.95
Lapsed (2) during the year	(1,152,662)	2.93
Expired (3) during the year	(23,155,309)	2.89
Options outstanding at December 31, 2010	8,550,000	1.95
Of which: Options exercisable at December 31, 2010	-	-

(1)

These equivalent options are forfeit since they could no longer be exercised as a result of failure to reach performance targets.

(2)

These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).

(3)

These equivalent options expired since they were not exercised during the stated period.

The following tables show the Telecom Italia stock option plans existing at December 31, 2010 and 2009 grouped by the exercise price range, the residual weighted average life and the weighted average grant price of the equivalent options:

Price Range	Equivalent Options Outstanding at December 31, 2010			Equivalent Options Exercisable at December 31, 2010
(euros)	Equivalent Options	Residual Weighted Average Life (years)	Weighted Average Grant Price (euros)	Equivalent Options	Weighted Average Grant Price (euros)

1.95	8,550,000	3.29	1.95	-	-
	8,550,000			-

Price Range	Equivalent Options Outstanding at December 31, 2009			Equivalent Options Exercisable at December 31, 2009
(euros)	Equivalent Options	Residual Weighted Average Life (years)	Weighted Average Grant Price (euros)	Equivalent Options	Weighted Average Grant Price (euros)

1.95	11,400,000	4.29	1.95	-	-
2.41	224,457	0.17	2.41	224,457	2.41
2.78 – 2.94	24,083,514	0.18	2.89	24,083,514	2.89
	35,707,971			24,307,971

►

Performance Share Granting Plan - Telecom Italia S.p.A.

The Telecom Italia board of directors in its meeting held on August 8, 2008 passed a resolution to introduce the plan to grant bonus Telecom Italia ordinary shares under the “Performance Share Granting” plan approved by the shareholders’ meeting held on April 16, 2007. The plan grants beneficiaries (top management of Telecom Italia or its subsidiaries) the right to a pre-set maximum and variable number of bonus shares, according to the period of each single beneficiary’s effective participation in the plan and the extent to which the pre-set share performance targets, reported below, have been reached (reference can be made to the specific information document published on August 9, 2008 and the communications published on September 16, 2008, October 1, 2009, January 1, 2010 and July 1, 2010).

The beneficiaries of the Plan include, among others, the executive directors of companies controlled by Telecom Italia S.p.A..

The situation as at December 31, 2010 shows that the number of the shares that could potentially be effectively allotted based on the rights granted is equal to 10,225,800 (of which 9,166,200 to Telecom Italia employees and 1,059,600 to executive directors of subsidiaries).

For each recipient, the maximum number of ordinary shares under the Full Grant was determined on the basis of the beneficiary’s organizational role, as a ratio between a multiple of the fixed annual compensation and the ordinary share trading price on March 5, 2008.

The Plan covers a period of three years, from July 1, 2008 to June 30, 2011.

As far as the Performance Targets are concerned, the Plan rewards the profit and equity return on the investment made by shareholders, measured using the Total Shareholder Return of Telecom Italia (TI TSR) during the Incentive Period. In particular, the number of shares vested is calculated as the percentage of the full grant on the basis of the degree to which the following targets have been reached:

•

an “absolute” TI TSR target: 20% of the full grant is conditional on this target;

•

a “relative” TI TSR target: 80% of the full grant is conditional on this target.

The TI TSR calculation conventionally assumes that the initial value is the share trading price on March 5, 2008 (the day before the board of directors’ meeting which approved the 2008-2010 strategic guidelines). The absolute TI TSR target value was set in the amount of 40% in relation to the entire three-year period of the Plan July 1, 2008 – June 30, 2011.

The relative TI TSR is an indicator of performance compared to market, represented by the variance of the TI TSR compared to the TSR of the Dow Jones Stoxx Index TLC sector (DJTLC - Bloomberg ticker SXKP). In relation to the three-year Plan, the ordinary shares can be granted starting from when the TSR of the Index is reached (corresponding to the vesting of shares equal to 10% of the full grant). For higher variance values, the number of shares vested grows until it reaches 80% of the full grant, in correspondence to a variance equal to or higher than +50%.

The fair value of the rights of the Performance Share Granting Plan, originally determined as a total of 2,593 thousand euros, at December 31, 2009 was equal to 2,551 thousand euros. During 2010, new options of the Performance Share Granting Plant were granted and others were forfeited; therefore, the fair value of the rights at December 31, 2010 – equal to 2,356 thousand euros (of which 2,147 thousand euros refers to employees of Telecom Italia) and determined based on the increase of 288 thousand euros due to the options granted on January 1, 2010 and July 1, 2010 and following the decrease of 483 thousand euros owing to options forfeited during the year - is recognized in equity over the vesting period of the rights with a contra-entry to:

•

“employees benefits expenses”, for 2,147 thousand euros, in respect of employees of Telecom Italia (the charge to the 2010 separate income statement is 780 thousand euros);

•

“investments in subsidiaries”, in respect of employees of those subsidiaries, for 209 thousand euros (of which 70 thousand euros represents the charge for 2010).

The per unit fair value of the rights granted under the Performance Share Granting plan on September 8, 2008 and September 16, 2008 was determined at each grant date by applying the Montecarlo method and using the following calculation parameters at each grant date:

•

exercise price: equal to zero;

•

current price: in compliance with the regulation, for Telecom Italia this is represented by the share trading price on March 5, 2008 equal to 1.615 euros; for the Dow Jones Stoxx Index TLC sector this is represented by the average of the closing prices in June 2008 equal to 281.65 euros;

•

TI volatility: historical volatility values of one year were assumed, taken over the three previous years, and, respectively, 34.94% for the rights granted September 8, 2008 and 35.36% for the rights granted September 16, 2008;

•

option period: three years from June 30, 2008 to June 30, 2011;

•

expected dividends: for each grant, the dividends were assumed to be constant over the life of the rights granted on the basis of the latest dividends paid on Telecom Italia ordinary shares (0.08 euros per share);

•

risk-free interest rate: this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euros) with maturities commensurate with the life of the rights granted, respectively, 3.879% for the rights granted September 8, 2008 and 3.685% for the rights granted September 16, 2008.

The per unit fair value of the rights granted under the Performance Share Granting Plan on October 1, 2009 and January 1, 2010 was determined at each grant date by applying the Montecarlo method and using the following calculation parameters at each grant date:

•

exercise price: equal to zero;

•

current price: in compliance with the regulation, for Telecom Italia this is represented by the average of the share trading price in June 2009 equal to 0.96168 euros; for the Dow Jones Stoxx Index TLC sector this is represented by the average of the closing prices in June 2009 equal to 214.01318 euros;

•

TI volatility: historical volatility values of one year were assumed, respectively taken over the two previous years and equal to 50.029% for the rights granted on October 1, 2009, taken over the previous 1.5 years and 37.781% for the rights granted on January 1, 2010;

•

option period: two years from June 30, 2009 to June 30, 2011;

•

expected dividends: for each grant, the dividends were assumed to be constant over the life of the rights granted on the basis of the latest dividends paid on Telecom Italia ordinary shares (0.05 euros per share)

•

risk-free interest rate: this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euros) with maturities commensurate with the life of the rights granted, respectively 1.222% for the rights granted on October 1, 2009 and 1.2742% for the rights granted on January 1, 2010.

The per unit fair value of the rights granted under the Performance Share Granting Plan on July 1, 2010 was determined at the grant date by applying the Montecarlo method and using the following calculation parameters:

•

exercise price: equal to zero;

•

current price: in compliance with the regulation, for Telecom Italia this is represented by the average of the share trading prices in June 2010 equal to 0.94 euros; for the Dow Jones Stoxx Index TLC sector this is represented by the average of the closing prices in June 2010 equal to 245.65 euros;

•

TI volatility: historical volatility values of one year were assumed taken over the two previous years and equal to 31.196%;

•

option period: one year from June 30, 2009 to June 30, 2011;

•

expected dividends: for each grant, the dividends were assumed to be constant over the life of the rights granted on the basis of the latest dividends paid on Telecom Italia ordinary shares (0.05 euros per share)

•

risk-free interest rate: this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euros) with maturities commensurate with the life of the rights granted and equal to 0.468%.

►

LTI Plan 2010 - 2015

The Telecom Italia board of directors in its meeting of February 25, 2010 voted to submit the Long Term Incentive Plan 2010-2015 (LTI Plan) to the April 29, 2010 shareholders’ meeting which approved the Plan on that date. The Plan provides for distributing, to a chosen number of management, who are not already beneficiaries of other long-term incentive plans, a cash bonus based on three-year performance (2010-2012) measured against pre-set targets. Under the Plan, the beneficiaries have the option of investing 50% of the bonus in Telecom Italia (issuer) ordinary shares at market price and – retaining the shares and maintaining an employment relationship with companies of the Group for the next two years - the bonus allotment of an equal  number of ordinary shares (reference can be made to the specific information document published on April 13, 2010 and the communication published on July 29, 2010, the date on which the CEO identified 121 beneficiaries of the Plan).

Beginning in 2010, each year, if the board of directors so decides, an additional LTI Plan could be introduced, establishing each time the conditions for entrance and performance measurement.

None of the members of the Telecom Italia board of directors is a beneficiary of the Plan. Beneficiaries, instead, can be managers who hold pro tempore positions in subsidiaries of the issuer. For each beneficiary, the bonus is determined in relation to the person’s organizational role and strategic potential as a percentage of the beneficiary’s fixed annual compensation.

Specifically, the total maximum bonus available to the beneficiaries is 8,754,600 euros to be paid in cash in the early months of 2013 and will vary in relation to reaching the pre-set three-year 2010-2012 performance targets. At the same time, the beneficiaries will have the option of investing 50% of the bonus in Telecom Italia ordinary shares as part of a share capital increase in cash reserved for the beneficiaries; the subscription price will be set on the basis of the market price at the date of the offering. The maximum equivalent amount of the reserved capital increase will therefore be equal to 4,377,300 euros.

Beneficiaries who retain the subscribed shares for two years, as described above, subject to being in the employ of companies of the Telecom Italia Group, in the early months 2015 will be allocated profits, under ex art. 2349 of the Italian Civil Code, through the issue of one bonus share for every subscribed share. The allotment of the bonus shares is not related to performance targets. Indicatively, in reference to the situation at December 31, 2010, the shares that could potentially be effectively allotted based on the rights granted are 4,507,568 (at the moment, these are all reserved for the 121 employees of Telecom Italia identified on July 29, 2010 and still in service at December 31, 2010).

The Plan covers a period of five years, from the beginning of 2010 to the first months of 2015 – when the bonus shares could be issued which are related to those paid and issued at the beginning of 2013. As far as the performance targets are concerned, during the incentive period, the Plan rewards both the profit and equity return on the investment made by the shareholders, measured using the Total Shareholder Return of Telecom Italia (TI TSR) and the financial result, measured in terms of Free Cash Flow (FCF).

In particular:

•

the payment of 65% of the bonus will be linked to the TI TSR of the three-year period 2010-2012 compared to a basket made up of the 15 largest European telecommunications companies, with a payment of the bonus varying from 0 to 150% of the amount based on Telecom Italia‘s positioning in the list of peers;

•

the payment of 35%, instead, will be linked to an absolute performance indicator represented by the cumulative FCF during the period 2010-2012, with a payment of the bonus varying from 0% to 150% of the amount based on the degree to which the performance targets have been reached, as per the Business Plan relating to the same three-year period.

The Plan has been accounted for according to IFRS 2 (Share-based payment); the manner of settlement of the bonus includes a right composed of the following elements:

•

a debt component: represented by the Plan beneficiary’s right to ask for payment of the bonus in cash;

•

an equity component: represented by the right to receive 50% of the bonus in shares and the bonus shares at the end of the next two years.

The plan is measured as indicated below. With regard to the debt component:

•

65% linked to reaching TSR targets: calculated as the weighted average of the levels of expected bonus by the probability of fulfillment of the relative TSR scenarios (probability weighted average method); such probability is measured using the Montecarlo method;

•

35% linked to reaching FCF targets: calculated as the bonus level according to the FCF best estimate by making reference to the data of the Telecom Italia three-year plan.

With regard to the equity component, the theoretical value of the right to the bonus share was calculated as the fair value of a 24-month call option on the Telecom Italia ordinary share, starting in 3 years. The option measurement model takes into account the following input parameters:

•

spot price: the theoretical price of the Telecom Italia ordinary share three years from the grant date of the plan (the forward price is based on the current price and on the assumptions of dividends and discount rates during the period);

•

exercise price: equal to zero;

•

volatility: historical information relative to the Telecom Italia ordinary share in the year preceding the measurement date;

•

risk-free interest rate: 5 years;

•

expected dividends per share: equal to 0.55 euros in the first year and 0.60 euros in the second year, on the basis of the estimate by the Bloomberg agency;

•

option type: European.

The total value of the equity component also considers that:

•

for the possible purchase of shares at the end of the vesting period, the subscriber will use 50% of the value of the bonus, that is, 50% of the value of the debt component measured as described above: and

•

the purchase price of the shares will be assumed to be equal to the spot price used for the calculation of the theoretical value of the option.

When the LTI Plan 2010/2015 was introduced, its total measurement was 3,422 thousand euros, of which 2,376 thousand euros related to the debt component and 1,046 thousand euros to the equity component. Such measurement was confirmed at December 31, 2010. The relative expense recorded under “employee benefits expenses” in 2010 was 991 thousand euros, or which 792 thousand euros referred to the debt component and 199 thousand euros to the equity component (the latter component was recorded with a contra-entry to equity).

►

Broad-based Employee Share Ownership Plan 2010 – 2014

The Broad-based Employee Share Ownership Plan 2010/2014, approved by the April 29, 2010 shareholders’ meeting, consists of the offer to subscribe in cash to Telecom Italia ordinary shares at a discount on the market price, reserved for employees of Telecom Italia or companies controlled by Telecom Italia with registered offices in Italy. Payment may be made in installments through the payroll and with a further bonus allotment of ordinary shares, subject to retaining the subscribed shares and maintaining an employment relationship with companies of the Telecom Italia Group (reference can be made to the specific information document published on April 13, 2010). The same shareholders’ meeting specifically conferred power for this purpose to the board of directors, which determined 31,000,000 as the maximum number of shares issuable in 2010 for the execution of the first phase of the Plan, 300 shares as the minimum lot subscribable and 3,000 euros as the maximum amount of individual investment – taking into account the exemption, tax and contribution limit, established by art. 51 of the Consolidated Tax Act – compared with the presumable performance of the share in the short-term.

None of the members of the board of directors of Telecom Italia is a beneficiary of the Plan. The Plan, instead, is directed indistinctly to all employees of the Italian companies of the Group; therefore, beneficiaries can be managers who hold pro tempore positions in subsidiaries of the issuer.

The share offering was carried out from June 28, 2101 to July 9, 2010, with 9,474 employees subscribing to the shares (16% of those entitled). The shares were offered at a per share subscription price of 0.84 euros, corresponding to the arithmetic mean of the share trading prices between May 25, 2010 and June 25, 2010, discounted by 10%. On July 13, 2010, the employees were informed of the result of the subscription request; for accounting purposes that date represents the grant and measurement date of the rights under the “Broad-based employee share ownership plan”. On July 29, 2010, a total of 27,056,139 Telecom Italia ordinary shares were issued (87% of the maximum number voted by the board of directors’ meeting), of which 24,427,422 are reserved for 8,530 employees of Telecom Italia S.p.A. and 2,628,717 for 944 employees of Italian subsidiaries; consequently, the quantity of shares issuable with the relative bonus capital increase destined to subscribers who for one year retain and maintain an employment relationship with companies of the Telecom Italia Group, at that date, was equal to a maximum of 9,018,713 to be allotted as bonus shares in a ratio of one share for every three subscribed shares.

The Plan is accounted for in accordance with IFRS 2 (Share-based payment). Specifically: the per share fair value of the discount applied for subscription to the shares was calculated as the difference between the market price and the subscription price, defined as follows:

•

subscription price: 0.84 euros;

•

market price: share trading price of Telecom Italia ordinary shares recorded on the electronic screen market of Borsa Italiana S.p.A. on July 13, 2010.

The per share fair value of the discount, multiplied by the number of subscribed shares, gives the total discount, equal to 3,431 thousand euros, accounted for in full in 2010 in the following manner:

•

3,097 thousand euros, corresponding to the discount on the shares subscribed to by employees of Telecom Italia S.p.A., recorded in “employee benefits expenses”, with a contra-entry to equity;

•

334 thousand euros, corresponding to the discount on the shares subscribed to by employees of Italian subsidiaries, recorded as an increase in the corresponding investments, with a contra-entry in equity.

The theoretical fair value of the right to the bonus share, instead, was calculated by referring to a 12-month call option on Telecom Italia ordinary shares and using the following input parameters:

•

spot price: the share trading price of Telecom Italia ordinary shares on July 13, 2010 on the electronic screen market of Borsa Italiana S.p.A.;

•

exercise price: equal to zero;

•

volatility: historical information relative to the Telecom Italia ordinary share in the 12 months preceding July 13, 2010;

•

risk-free interest rate: 1 year;

•

expected dividends per share: equal to 0.55 euros on the basis of the estimate by the Bloomberg agency;

•

option type: European.

The fair value of the right, multiplied by the maximum number of bonus shares that can be allotted, equals the total fair value of the rights to the bonus shares at the allotment date (8,190 thousand euros, of which 7,394 thousand euros refers to Telecom Italia S.p.A. and 796 thousand euros to Italian subsidiaries). Following the termination of employment relationships, the sales of shares and the intragroup transfer of employees, which took place up to December 31, 2010, the total fair value of the rights to the bonus shares  at that date is equal to 8,098 thousand euros, of which 7,311 thousand euros refers to Telecom Italia S.p.A. and 787 thousand euros to Italian subsidiaries.

The cost for the year 2010, equal to 3,760 thousand euros, was accounted for as follows:

•

3,395 thousand euros, corresponding to the options on behalf of employees of Telecom Italia, recorded in “employee benefits expenses”, with a contra-entry to equity;

•

365 thousand euros, corresponding to the options on behalf of employees of Italian subsidiaries, recorded as an increase in the corresponding investments, with a contra-entry to equity.

Note 42 – Significant non-recurring events and transactions

The impact of non-recurring events and transactions on equity, profit, net financial debt and cash flows is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006:

(thousands of euros)		Equity	Profit for the year	Carrying net financial debt	Cash flows (*)

Amount – separate financial statements	(A)	25,563,867	3,512,581	36,585,750	(1,333,680)
Performance of services in connection with the Telecom Italia Sparkle case		(1,083)	(1,083)	1,503	(1,503)
Fines		(3,098)	(3,098)	1,847	(1,847)
Other sundry expenses		(1,972)	(1,972)	1,972	(1,972)
Expenses for mobility		(177,587)	(177,587)	4,186	(4,186)
Gains on disposal of mTLD Mobil Top Level Domain		254	254	(500)	500
Gains on disposals of other investments		53	53	(77)	77
Loss on disposal of Telbios		(123)	(123)	-	-
Expenses for mobility under Law 223/91		-	-	89,440	(89,440)
Total impact	(B)	(183,556)	(183,556)	98,371	(98,371)
Figurative amount – separate financial statements	(A-B)	25,747,423	3,696,137	36,487,379	(1,235,309)

 (*) Cash flows refer to the increase (decrease) in Cash and cash equivalents during the year.

The impact of non-recurring items on the separate income statement line items is as follows:

(thousands of euros)	2010	2009

Acquisition of goods and services:
Performance of services in connection with the Telecom Italia Sparkle case	(1,583)	-
Other operating expenses:
Fines	(3,098)	(7,828)
Other sundry expenses	(1,972)	-
Employee benefits expenses:
Expenses for mobility	(244,947)	-
IMPACT ON EBITDA	(251,610)	(7,828)
Gains (losses) on disposal of non-current assets:
Losses on disposals of intangible assets	-	(38,513)
IMPACT ON EBIT	(251,610)	(46,341)
Other income (expenses) from investments:
Gains on disposal of mTLD Mobil Top Level Domain	350	-
Gains on disposals of other investments	73	-
Loss on disposal of Telbios	(123)	-
Gain on disposal of Luna Rossa Challenge 2007	-	3,751
Loss on disposal of Luna Rossa Trademark	-	(280)
Impairment on investment in Telecom Italia Deutschland Holding	-	(497,000)
IMPACT ON PROFIT BEFORE TAX	(251,310)	(539,870)
Impact of income taxes	67,754	12,265
IMPACT ON PROFIT FOR THE YEAR	(183,556)	(527,605)

Note 43 – Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in 2010 Telecom Italia S.p.A. has not put into place any atypical and/or unusual transactions, as defined by that Communication.

Note 44 – Other information

►

Remuneration to directors, statutory auditors, general managers and key managers

In compliance with art. 78 giving effect to Legislative Decree 58 dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999, the following table presents the remuneration to which all the individuals were entitled who, during 2010 or a part of that year, have held the position of director, statutory auditor of Telecom Italia S.p.A..

In particular:

•

the column “Remuneration for the position” shows the remuneration attributed to the board of directors according to art. 2389, paragraph 1, of the Italian Civil Code, and to the board of statutory auditors ex art. 2402 of the Italian Civil Code and also the remuneration to the directors who have been designated with special assignments according to ex. art. 2389, paragraph 3 of the Italian Civil Code;

•

the column “Non-cash benefits” indicates the fringe benefits subject to taxation based on current tax laws and any insurance policies;

•

the column “Bonuses and other incentives” includes one-off remuneration;

•

the column “Other remuneration” includes: (i) remuneration due for positions held in listed and unlisted subsidiaries; (ii) employee compensation (gross of the employees’ portion of social security charges and taxes, excluding the employers’ portion of obligatory social security charges and expenses for employee severance indemnities) and (iii) indemnities at the end of the term of office.

Aggregate data is also presented for the remuneration paid, for whatsoever reason and in whatsoever form, by Telecom Italia S.p.A. and by the companies which it controls, to key managers who, during 2010 or a part of that year, have held such position.

INDIVIDUAL	DESCRIPTION OF POSITION		REMUNERATION (thousands of euros)
Name	Position held	Period during which position was held	Remuneration for the position	Non-cash benefits	Bonuses and other incentives	Other remuneration

Board of Directors
Gabriele GALATERI DI GENOLA	Chairman	1/1 – 12/31/2010	1,598(1)	188(2)		- (3)
Franco BERNABE’	CEO	1/1 – 12/31/2010	1,812 (4)	327(2)	786(5)
Cesar Izuel ALIERTA	Director	1/1 – 12/31/2010	110(6)
Paolo BARATTA	Director	1/1 – 12/31/2010	175(7)
Tarak BEN AMMAR	Director	1/1 – 12/31/2010	110
Roland BERGER	Director	1/1 – 12/31/2010	190(8)
Elio CATANIA	Director	1/1 – 12/31/2010	165(9)
Jean Paul FITOUSSI	Director	1/1 – 12/31/2010	155(10)
Berardino LIBONATI	Director	1/1 – 11/30/2010	119(11)			55(12)
Julio LINARES LOPEZ	Director	1/1 – 12/31/2010	145(13)
Gaetano MICCICHE’	Director	1/1 – 12/31/2010	110(14)
Aldo MINUCCI	Director	1/1 – 12/31/2010	190(8)
Renato PAGLIARO	Director	1/1 – 12/31/2010	145(15)
Mauro SENTINELLI	Director	4/29– 12/31/2010	73(16)
Luigi ZINGALES	Director	1/1 – 12/31/2010	130(17)

Board of Statutory Auditors
Enrico Maria BIGNAMI	Chairman of Board of Statutory Auditors	1/1 – 12/31/2010	120
Lorenzo POZZA	Acting Auditor	1/1 – 12/31/2010	80
Gianluca PONZELLINI	Acting Auditor	1/1 – 12/31/2010	80
Salvatore SPINIELLO	Acting Auditor	1/1 – 12/31/2010	80	40(18)
Ferdinando SUPERTI FURGA	Acting Auditor	1/1 – 12/31/2010	95(19)
Key Managers

In 2010, the total remuneration paid to key managers for whatsoever reason in whatsoever form by Telecom Italia S.p.A. and by companies controlled by it amounted to 11,879 thousand euros  and included 4,711 thousand euros of remuneration paid to the chairman and CEO, as already indicated in the above table.

(1)

The amount includes remuneration as a member of the board of directors (110 thousand euros), remuneration as a member of the Executive Committee (35 thousand euros), remuneration for the post of chairman of the board of directors (1,300 thousand euros) and remuneration to compensate for the tax charge applicable to the benefits taxed (153 thousand euros).

(2)

For the chairman: the conventional value of cars, housing, insurance and health policies as indicated in the 2010 annual Report on the Corporate Governance and Ownership Structure. For the CEO: the conventional value of cars, housing, insurance and health policies as indicated in the 2010 annual Report on the Corporate Governance and Ownership Structure.

(3)

Mr Galateri does not receive an emolument for the office of chairman of the indirectly held subsidiary Tim Partecipacoes.

(4)

The amount includes remuneration as a member of the board of directors (110 thousand euros), remuneration as a member of the Executive Committee (35 thousand euros), remuneration for the post of CEO (fixed component) (1,400 thousand euros), and remuneration to compensate for the tax charge applicable to the benefits taxed (267 thousand euros).

(5)

A short-term variable component of remuneration (MBO) paid in 2010 linked to economic results and management objectives reached in the prior year. The variable remuneration paid is net of 194 thousand euros waived by Mr Bernabè and donated to a scholarship fund for children of the Telecom Italia Group employees. The incentive had a value of between 50% and 200% of fixed remuneration which varies according to the achievement of predetermined objectives (please refer to the 2008 and 2009 annual Report on the Corporate Governance and Ownership Structure). As for the short-term variable component (MBO) for the year 2010, payable in 2011, reference should be made to the 2010 annual Report on the Corporate Governance and Ownership Structure.

(6)

The remuneration is not received by the individual but paid over to Telefónica S.A.

(7)

The amount includes remuneration paid as a member of the board of directors (110 thousand euros), chairman of the Committee for Internal Control and Corporate Governance (45 thousand euros) and member of the  Supervisory Panel under Legislative Decree 231/2001 (20 thousand euros).

(8)

The amount includes remuneration paid as member of the board of directors (110 thousand euros), as a member of the Executive Committee (35 thousand euros) and as member of the Committee for Internal Control and Corporate Governance (45 thousand euros).

(9)

The amount includes remuneration paid as member of the board of directors (110 thousand euros), as a member of the Executive Committee (35 thousand euros) and as member of the Nomination and Remuneration Committee (20 thousand euros).

(10)

The amount includes remuneration paid as member of the board of directors (110 thousand euros) and as member of the Committee for Internal Control and Corporate Governance (45 thousand euros).

(11)

The amount includes remuneration paid as member of the board of directors (101 thousand euros) and as member of the Nomination and Remuneration Committee (18 thousand euros).

(12)

Remuneration due for the office of chairman of the board of directors from 1/1 to 11/30/2010 in the listed subsidiary Telecom Italia Media S.p.A..

(13)

The amount, not received but paid over to Telefónica S.A., includes remuneration paid as a member of the board of directors (110 thousand euros) and as a member of the Executive Committee (35 thousand euros).

(14)

The remuneration is not received by the individual but paid over to Banca Intesa Sanpaolo.

(15)

The amount, not received but paid over to Mediobanca S.p.A., includes remuneration paid as a member of the board of directors (110 thousand euros) and as a member of the Executive Committee (35 thousand euros).

(16)

The remuneration is not received by the individual but paid over to Ecotel International S.r.l.

(17)

The amount includes remuneration paid as member of the board of directors (110 thousand euros) and as member of the Nomination and Remuneration Committee (20 thousand euros).

(18)

Remuneration due for the posts of acting statutory auditor (from 1/1 to 4/8/2010) and as chairman of the board of statutory auditors (from 4/9 to 12/31/2010) in the listed subsidiary Telecom Italia Media S.p.A.

(19)

The amount includes remuneration paid as member of the board of statutory auditors (80 thousand euros) and as a member of the Supervisory Panel under Legislative Decree 231/2001 (15 thousand euros).

The following tables have been prepared according to the format required by the Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999 and subsequent amendments and additions, with regard to the stock options granted by Telecom Italia S.p.A. to all individuals who held, during the course of 2010, for the whole year or a part thereof, the position of member of the board of directors and, in the aggregate, the stock options granted by Telecom Italia S.p.A. to key managers who during the course of 2010 held, even for a part thereof, such role.

		Options held at the beginning of 2010			Options granted during 2010			Options exercised during 2010			Options expired or forfeit in 2010	Options held at the end of 2010
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)=1+4 -7-10	(12)	(13)

Name	Position held	Number of equivalent options (*)	Average exercise price (**)	Average expiration date	Number of equivalent options (*)	Average exercise price (**)	Average expiration date	Number of equivalent options (*)	Average exercise price (**)	Average market price during year	Number of equivalent options (*)	Number of equivalent options (*)	Average exercise price (**)	Average expiration date

Gabriele Galateri di Genola	Chairman	3,000,000(1)	1.95	2014							750,000	2,250,000	1.95	2014
Franco Bernabè	CEO	8,400,000(1)	1.95	2014							2,100,000	6,300,000	1.95	2014
	Key Managers	273,312(2)	2.928015	2010							273,312	-	-	-

(*) In order to render the representation of the options homogeneous with that of the subscribable or purchasable shares and also facilitate their measurement based on the average relative exercise prices, Telecom Italia S.p.A. has used the concept of “equivalent options”. This refers to a quantity of options equal to the number of ordinary shares actually subscribable/purchasable. In this manner, the average market prices and the exercise prices are consistent and directly comparable among each other.

(**) The average exercise price means the average subscription or purchase price of the shares that comes from exercising the options.

(1) Stock Option Plan TOP 2008: each option corresponds to the purchase of 1 Telecom Italia ordinary share (1 equivalent option).

(2) Stock Option Plans 2002: each option corresponds to the subscription of 3.300871 Telecom Italia ordinary shares (3.300871 equivalent options).

►

Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	2010	2009

Research and development costs expensed during year	59	71
Development costs capitalized	578	728
Total research and development costs (expensed and capitalized)	637	799

Moreover, in the separate income statement for the year 2010, amortization charges are recorded for development costs capitalized during the year and in prior years for an amount of 816 million euros.

Starting from the year 2009, the scope of research and development activities was extended to include all projects for hardware and software development of systems used by Telecom Italia S.p.A. to manage sales offerings and activities on behalf of the customer (Business Support Systems) and also network operations (Operational Support Systems, Security and other IT services). Such change in the scope of research and development activities did not have any effect on the accounting principles applied to research and development expenditures which are treated as described in Note 2 “Accounting policies”.

Research and development activities conducted by Telecom Italia S.p.A. are detailed in the Report on Operations.

►

Operating leases

Revenue related

Telecom Italia has signed contracts for the lease of direct connections, in particular numeric and analog lines, offered under wholesale plans to other interconnecting operators. At December 31, 2010, the amount of lease installments receivable on non-cancelable lease contracts is equal to 4,366 thousand euros (5,924 thousand euros at December 31, 2009), and all of them expire within one year.

Expense related

Telecom Italia has signed lease contracts for buildings (for periods from 6 to 9 years). At December 31, 2010, the amount of lease installments payable on non-cancelable lease contracts is the following:

(thousands of euros)	12/31/2010	12/31/2009

Within 1 year	218,598	383,571
From 2 to 5 years	551,939	556,981
Beyond 5 years	63,557	67,082
Total	834,094	1,007,634

►

Summary of fees to the audit firm and the firms in its network

The following schedule reports the accrued for audit and services other than audit rendered to Telecom Italia by PricewaterhouseCoopers S.p.A. (“PwC”) and the other firms in the PricewaterhouseCoopers network (“PwC network”).

	Telecom Italia S.p.A.
(in euros)	PwC S.p.A.	Other firms in the PwC network	Total PwC network

Audit services:
- audit of the separate financial statements	533,400	-	533,400
- audit of the consolidated financial statements	113,200	-	113,200
- review of Form 20-F and SOX Rule 404	583,500	-	583,500
- limited review of the half-year condensed consolidated financial statements	151,100	-	151,100
- other	324,000	15,939	339,939
Verification services with issue of certification	320,000	964	320,964
Other services:
- accounting due diligence procedures on companies for acquisition	120,000	-	120,000
- tax consulting services	-	1,851	1,851
- other	-	19,900	19,900
Total costs referring to 2010 for audit and other services from the PwC network	2,145,200	38,654	2,183,854

The following schedule reports the total fees due to PwC and the other firms in the PwC network for the audit of the 2010 financial statements as well as the accrued fees referring to the year 2010 for other audit/review services and for those services, other than the audit, rendered to Telecom Italia by PwC and the other firms in the PwC network. Also included here are out-of-pocket expenses incurred in 2010 relating to said services.

	Telecom Italia S.p.A.
(in euros)	PwC S.p.A.	Other firms in the PwC network	Total PwC network

Audit services:
- audit of the separate financial statements	762,100	-	762,100
- audit of the consolidated financial statements	402,100	-	402,100
- review of Form 20-F and SOX Rule 404	1,043,000	-	1,043,000
- limited review of the half-year condensed condensed financial statements	151,100	-	151,100
- other	324,000	60,419	384,419
Verification services with issue of certification	320,000	964	320,964
Other services:
- accounting due diligence procedures on companies for acquisition	120,000	-	120,000
- tax consulting services	-	1,851	1,851
- other	-	19,900	19,900
Total 2010 fees for audit and other services from the PwC network	3,122,300	83,134	3,205,434
Out-of-pocket expenses			129,600
TOTAL			3,335,034

Note 45 – Events subsequent to December 31, 2010

►

Bond issue

On January 25, 2011, Telecom Italia S.p.A. issued bonds for 1,000 million euros, 5.125% annual coupon and maturity on January 25, 2016. The bonds issued at a price of 99.686 produce a yield of 5.198%.

Note 46 – Investments

The following tables show the movements in investments during 2010 and the list of investments in subsidiaries, associates and joint ventures at December 31, 2010.

Other non-current assets - Investments

List of investments in subsidiaries, associates and joint ventures at December 31, 2010

(thousands of euros)

	Head office		Share capital (1)	Equity (1) (2)	Profit / (loss) (1)	% ownership	Share of equity (A) (3)		Carrying amount (B) (4)	Difference (B-A)
Investments in subsidiaries										
EMSA SERVIZI (in liquidation)	Rome		5,000	5,967	(145)	100.00%	5,967		5,000	(967)
HR SERVICES	L'Aquila		500	982	468	100.00%	982		511	(471)
IT TELECOM	Pomezia (RM)		7,000	8,813	59	100.00%	8,813		8,473	(340)
LOQUENDO	Turin		3,574	10,685	1,101	99.98%	8,682		3,244	(5,438)
MATRIX	Milan		2,100	50,420	548	100.00%	50,420		164,132	113,712
OFI CONSULTING	Ivrea (To)		95	46,024	4	100.00%	46,024		35,109	(10,915)
OLIVETTI GESTIONI IVREA	Ivrea (To)		100	375	(19)	100.00%	375		375	-
OLIVETTI MULTISERVICES	Milan		20,337	69,326	(889)	100.00%	69,326		40,405	(28,921)
OLIVETTI	Ivrea (To)		83,500	60,636	(21,128)	100.00%	58,982	(6)	58,982	-
PATH.NET (7)	Rome		7,724	12,968	1,095	100.00%	11,918		7,761	(4,157)
SAIAT	Turin		35,745	50,352	710	100.00%	50,352		34,743	(15,609)
SHARED SERVICES CENTER	Rome		7,000	5,559	(13,986)	100.00%	5,559		5,559	-
SOFORA TELECOMUNICACIONES	Buenos Aires (Argentina)	Pesos Arg.(.000)	439,702	943,467	(9,234)					-
		Euro	82,807	177,679	(1,739)	32.50%	106,315	(6)	1	(106,314)
TECNO SERVIZI MOBILI	Rome		26	(8,254)	2,198	100.00%	(8,254)		53	8,307
TECO SOFT ARGENTINA (in liquidation)	Buenos Aires (Argentina)	Pesos Arg.(.000)	12	(611)	(463)		-			-
		Euro	2	(115)	(87)	100.00%	(115)	(5)	-	115
TI AUDIT AND COMPLIANCE SERVICES	Milan		2,750	2,759	(64)	81.82%	2,257	(5)	2,346	89
TELECOM ITALIA CAPITAL	Luxembourg		2,336	(25,491)	19,484	100.00%	(25,491)		2,388	27,879
TELECOM ITALIA DEUTSCHLAND HOLDING	Frankfurt (Germany)		25	58,858	(8,512)	100.00%	58,858		58,858	-
TELECOM ITALIA INTERNATIONAL	sterdam (The Netherlands)		2,399,483	6,478,837	87,822	100.00%	6,478,837		6,835,705	356,868
TELECOM ITALIA LATAM	Sao Paulo (Brazil)	R $ (.000)	118,926	(8,838)	(22,301)		-			
		Euro	53,417	(3,970)	(10,017)	100.00%	(3,970)	(5)	3,890	7,860
TELECOM ITALIA MEDIA	Rome		212,188	295,030	(153,209)	75.17%	215,879	(6)	221,339	5,460
TELECOM ITALIA SAN MARINO	San Marino		1,808	4,165	378	0.0001%	-		-	-
TELECONTACT CENTER	Naples		770	6,960	70	100.00%	6,960		537	(6,423)
TELENERGIA	Rome		50	12,288	1,755	100.00%	12,288		50	(12,238)
TELSY	Turin		390	16,347	82	100.00%	16,347		14,515	(1,832)
TELECOM ITALIA FINANCE	Luxembourg		542,090	1,586,697	136,062	100.00%	1,586,697		1,448,390	(138,307)
TELECOM ITALIA SPARKLE	Rome		200,000	626,743	117,380	100.00%	446,450	(6)	784,893	338,443
TLC COMMERCIAL SERVICES	Rome		500	459	(41)	100.00%	815	(6)	500	(315)
								(*)	**9,737,759**	**526,486**

Certification of the Separate Financial Statements at December 31, 2010 Pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with amendments and additions

1.

We, the undersigned, Franco Bernabè, as the Chief Executive Officer, and Andrea Mangoni, as the Manager responsible for preparing Telecom Italia S.p.A.’s financial reports, certify, having also considered the provisions of art. 154-bis, paragraphs 3 and 4, of Legislative Decree 58 dated February 24, 1998:

•

the adequacy in relation to the characteristics of the company and

•

the effective application

of the administrative and accounting procedures used in the preparation of the separate financial statements for the 2010 fiscal year.

2.

Telecom Italia has adopted as its framework for the definition and assessment of its internal control system, with particular reference to the internal controls surrounding the preparation of the financial statements, the Internal Control – Integrated Framework model issued by the Committee of Sponsoring Organizations of the Treadway Commission.

3.

The undersigned also certify that:

3.1.

the separate financial statements at December 31, 2010:

a)

are prepared in conformity with International Financial Reporting Standards adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council dated July 19, 2002 (International Financial Reporting Standards – IFRS), as well as the legislative and prescribed provisions in force in Italy with particular reference to the measures enacted for the implementation of Legislative Decree 38 dated February 28, 2005, art. 9;

b)

agree with the results of the accounting records and entries;

c)

provide a true and fair view of the financial conditions, results of operations and cash flows of the Company.

3.2.

the report on operations contains a reliable operating and financial review of the Company, as well as the description of its exposure to major risks and uncertainties.

February 24, 2011

Franco Bernabè	Andrea Mangoni
Chief Executive Officer	Manager responsible for preparing the Company’s financial reports

Independent auditors’ report

pwc

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLES 14 AND 16 OF LEGISLATIVE DECREE NO. 39 OF 27 JANUARY 2010

To the shareholders of
Telecom Italia SpA

1. We have audited the separate financial statements of Telecom Italia SpA as of 31 December 2010 which comprise the statement of financial position, the separate income statement, the statement of comprehensive income, the statement of changes in equity, the statement of cash flows and the related notes. The directors of Telecom Italia SpA are responsible for the preparation of these financial statements in accordance with the International Financial Reporting Standards, as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005. Our responsibility is to express an opinion on these separate financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for listed Companies and Stock Exchange. Those standards require that we plan and perform the audit to obtain the necessary assurance about whether the separate financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

   The separate financial statements include prior year financial information for comparative purposes. As described in the notes to the financial statements the directors have reclassified prior year financial information which were previously audited by other auditors who issued their report on 13 April 2010. The reclassification and the disclosure presented in the notes to the financial statements have been examined by us for the purpose of issuing our opinion on the separate financial statements as of 31 December 2010.

3. In our opinion, the separate financial statements of Telecom Italia SpA as of 31 December 2010 comply with the International Financial Reporting Standards, as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been prepared clearly and give a true and fair view of the financial position, result of operations and cash flows of Telecom Italia SpA for the year then ended.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob - Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 – **Bologna** Zola Predosa 40069 Via Tevere 18 Tel. 0516186211 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 58 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38122 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel.0458002561

www.pwc.com/it

pwc

4. The directors of Telecom Italia SpA are responsible for the preparation of a report on operations and a report on corporate governance and ownership structure published on the corporate website of Telecom Italia SpA, section Corporate, menu Governance, in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the report on operations and of the information referred to in paragraph 1, letters c), d), f), l), m), and paragraph 2, letter b), of article 123-bis of Legislative Decree No. 58/98 presented in the report on corporate governance and ownership structure, with the financial statements, as required by law. For this purpose, we have performed the procedures required under Italian Auditing Standard 1 issued by the Italian Accounting Profession (Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabili) and recommended by Consob. In our opinion, the report on operations and the information referred to in paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b), of article 123-bis of Legislative Decree No. 58/98 presented in the report on corporate governance and ownership structure are consistent with the separate financial statements of Telecom Italia SpA as of 31 December 2010.

Milan, 16 March 2011

PricewaterhouseCoopers SpA

Signed by

Paolo Caccini
(Partner)

This report is an English translation of the original audit report, which was issued in Italian. This report has been prepared solely for the convenience of international readers.

Other information

Report of the Board of Statutory Auditors to the shareholders’ meeting of Telecom Italia S.p.A. pursuant to article 153 of legislative decree 58/1998

Shareholders,

This report is made up of two separate sections: the first section explains the activities performed by the Board of Auditors during the course of the financial year 2010 and up to today’s date, as required by Consob Notice no. 1025564 of 6 April 2001 and subsequent amendments and additions, in the second section the Board of Auditors reports on the specific activities of supervision and monitoring which it has performed in relation to the so-called Greenfield Project, in other words the structured internal analysis initiated by the top management of Telecom Italia in relation to certain allegedly illegal acts committed to the detriment of the Company and the Group in recent years, subdivided into four distinct project areas (Telecom Italia Sparkle, the Security affair, irregularly issued SIM cards and improper sales of products and services), and sets out the assessments of the Board of Auditors with regard to the Project.

First section

The Board of Auditors of Telecom Italia S.p.A. (the “Company”), appointed by the Shareholders’ Meeting of 8 April 2009, is made up of Enrico Maria Bignami (Chairman), Gianluca Ponzellini, Lorenzo Pozza, Salvatore Spiniello and Ferdinando Superti Furga and will remain in office until the Shareholders’ Meeting called to approve the financial statements at 31 December 2011.

The Board of Auditors has performed the supervisory activities required by the applicable legislation, also taking account of the principles of conduct recommended by the National Board of Chartered Accountants and Accounting Consultants and the Consob notices on company controls and the activities of the Board of Auditors.

The Board of Auditors has acquired the information necessary for the performance of the tasks of general supervision assigned to it, a) by specific interviews of the management of the Company, b) through constant attendance in the meetings of the Board of Directors, the Executive Committee and the Committee for Internal Control and Corporate governance, and c) by means of special analyses conducted directly or in meetings held jointly with the last of the Committees listed.

1. On the basis of the information received and as a result of the special analyses conducted by the Board of Auditors, it has become clear that the transactions of major impact on the revenues, finances and assets of the Company, including those performed through companies in which the Company has a direct or indirect stake, are essentially made up as follows:

•

on 5 October 2010, after authorisation had been obtained from the Dutch authorities, the Company’s stake in the BBNed Group (provider of wireline services in the Netherlands), consisting of the parent company BBNed N.V. and its subsidiaries BBeyond B.V. and InterNLnet B.V., was sold to the company Tele 2 AB,

•

on 13 October 2010, once the necessary government authorisations had been obtained, the transfer was completed of 8% of the share capital of Sofora Telecomunicaciones S.A. (“Sofora”), the holding company controlling Telecom Argentina, from the Werthein Group to Telecom Italia International N.V., in accordance with the agreements signed between the Telecom Italia Group and the Werthein Group on 5 August 2010, in view of this acquisition, which did not entail any substantial financial expenditure, the Telecom Italia Group gave up the call options that it held for the purchase of the entire stake held by the Werthein Group in Sofora, which had already been the subject of inhibitory judicial and administrative orders issued by the Argentine authorities. The above agreements brought the legal proceedings between the Company and the Werthein Group to a settlement, and also resulted in a new shareholder agreement regarding the rules for the governance of the Telecom Argentina Group, which gave Telecom Italia the levers of control. The approval of the agreements by the Argentine authorities was also consequent on undertakings made by the parties, guaranteeing complete separation between the Telefónica Group and the Telecom Italia Group with reference to activities performed in Argentina,

•

31 January 2011 saw the completion of the sale to the Cuban finance company Rafin S.A. of the entire stake held by Telecom Italia International N.V.(equivalent to 27% of the share capital) in the Cuban operator EtecSA, the total purchase price was 706 million dollars, of which 500 million had already been paid by the purchaser to the Telecom Italia Group, while the remainder will be paid by EtecSA in 36 monthly instalments, this credit is the subject of a specific guarantee.

* * *

In 2010 the following notes were issued:

•

on 10 February 2010 Telecom Italia issued a note for the amount of Euro 1,250 million, with coupon rate 5.25% and maturity on 10 February 2022,

•

on 12 March 2010 Telecom Italia issued a note (“Floating Rate Notes”) for the amount of Euro 107,715,000, Euribor 3M rate +1.3% and maturity on 14 March 2012.

On 25 January 2011 Telecom Italia issued a note for the amount of Euro 1,000 million, with annual coupon rate 5.125% and maturity on 25 January 2016.

* * *

All the transactions indicated above are listed in the notes to the consolidated financial statements of the Telecom Italia Group and the notes to the separate financial statements of Telecom Italia S.p.A., as well as in the report on operations for the year 2010. The Board of Auditors has verified that the above transactions comply with the law, the Company bylaws and the principles of correct administration, and has made sure that they were not manifestly imprudent or hazardous, in conflict with the resolutions adopted by the Shareholders’ Meeting or likely to compromise the integrity of the Company’s corporate assets.

2. During the course of 2010 the Board of Auditors did not encounter atypical and/or unusual corporate transactions with third parties or related parties (including the companies within the Group).

The information relating to the principal intragroup transactions and with other related parties executed in the financial year 2010, and the description of their characteristics and economic effects is contained in the notes to the consolidated financial statements of the Telecom Italia Group and in the notes to the separate financial statements of Telecom Italia S.p.A..

Again in terms of transactions with related parties, the Board of Auditors emphasises that, in compliance with the regulatory prescriptions by Consob contained in its Resolution no. 17221 of 12 March 2010 (and subsequent amendments and supplements), the Company has adopted an appropriate procedure which classifies transactions into different categories, applying to each of them a specific path to validation and approval, according to a structured procedure, explained in detail in the “Report on corporate governance and share ownership for the financial year 2010 for Telecom Italia S.p.A.” , to which, therefore, please refer.

The Board of Auditors has overseen the conformity of the procedures adopted by the Company with the principles indicated by Consob, as well their observance.

3.

Taking account of the size and structure of the Company and the Group, the information concerning the Company’s transactions with related and intragroup parties, given in the notes to the consolidated financial statements of the Telecom Italia Group and in the notes to the separate financial statements of Telecom Italia S.p.A., should be considered adequate.

4. On 16 March 2011 the Statutory Auditor PricewaterhouseCoopers issued the reports pursuant to Article 14 of Legislative Decree no. 39 of 27 January 2010, in which it states that the financial statements for the year and the consolidated financial statements at 31 December 2010 comply with the International Financial Reporting Standards (IFRS) adopted by the EU as well as with the provisions issued in implementation of Article 9 of Legislative Decree no. 38 of 2005, that they are drafted with clarity and that they represent truthfully and correctly the finances and assets of the company, the profit and loss results and the cash flows of the Company and the Group. The Statutory Auditor furthermore considers that the report on operations and the information in subsection 1, letters c), d), f), l) and m) and subsection 2, letter b) of Article 123-bis of Legislative Decree no. 58 of 1998 (the so-called Consolidated Finance Law, also referred to as “CFL”), presented in the report on corporate governance and share ownership, are consistent with the Company’s financial statements for the year and the consolidated financial statements for the Group.

* * *

Telecom Italia is registered with the US Securities and Exchange Commission as a ‘foreign issuer’ and quoted on the New York Stock Exchange, and is thus also subject to United States law. To this end it is the Board of Auditors that carries out the tasks required of an “Audit Committee” by US legislation.

In particular, in implementation of the resulting obligations which fall on the Board of Auditors in its capacity as Audit Committee to the Company, the Board of Auditors has adopted since 2005 a specific procedure for the receipt, retention and treatment of ‘whistle blowing’ reports it receives. These ‘whistle blowing’ reports may consist of:

•

‘statements of violation’ from shareholders concerning what is considered to be improper behaviour,

•

‘complaints’ or notifications, from anyone, shareholders or otherwise, concerning alleged anomalies, irregularities, misconduct or, more generally, any problem or issue which is thought to merit investigation by the control body,

•

‘complaints’, from anyone, concerning ‘accounting, internal accounting controls or auditing matters’,

•

‘concerns’, which may be submitted anonymously, from employees of the Company or the Group, concerning ‘questionable accounting or auditing matters’.

There are instructions on the Company’s website, Corporate section, Governance pages, for sending such ‘whistle blowing’ reports to the Board of Auditors/Audit Committee.

5. In the period from 26 March 2010 to 24 February 2011, three complaints under Article 2408 of the Civil Code were made to the Board of Auditors.

In particular, in the course of the ordinary Shareholders’ Meeting of Telecom Italia on 29 April 2010, a shareholder submitted a complaint to the Control Body, describing as misconduct the fact that he had been prevented from exercising his right of intervention to dispute the explanation given by the Chairman of the Board of Auditors of the “Reasoned proposal by the Board of Auditors to the Shareholders’ Meeting in relation to the appointment of the audit firm PricewaterhouseCoopers S.p.A. as statutory auditors for each of the financial years in the nine-year period 2010-2018”.

In view of the fact that the Chairman of the Company had recalled, at the start of the proceedings, that the maximum duration of speeches by Shareholders, as required by the Regulations governing Shareholders’ Meetings, would be fifteen minutes and had further specified, in accordance with tradition, that the discussion of all the items for, respectively, the ordinary and extraordinary sessions would be taken together, and taking account of the fact that the explanation given by the Chairman of the Control Body had consisted of a mere summary of the “Reasoned proposal” (made available to the shareholders in the thirty days preceding the meeting without introducing any new information to the above proposal), the Board of Auditors did not find, in this particular case, any omission, misconduct or irregularity to notify to the Shareholders’ Meeting.

In the course of the financial year the Control Body received two other ‘whistle blowing’ reports from Shareholders, described by the senders as complaints under Article 2408 of the Civil Code, in which it was found that no misconduct had in fact been demonstrated. The first ‘report’ complained of accounting/administrative faults (alleged unjustified debiting of a credit card and failure to send invoices, as well as contradictory behaviour on the part of the Company), accusing the Company of conduct allegedly not complying with the ethical code and legal requirements, the second ‘report’ alleged technical faults and poor service. The Board of Auditors conducted suitable investigations into both these ‘reports’ without finding omissions, misconduct or irregularities to notify to the Shareholders’ Meeting.

6. Between 26 March 2010 and 24 February 2011 the Board of Auditors received 23 “reports” (or groups of reports, treated as units in the case of several communications from a single individual, even if at separate times), which complained, for the most part, of technical service issues and failures of a commercial, accounting and administrative nature. The Control Body investigated these complaints appropriately, with the support also of the Group Compliance Officer, but no irregularities to be reported to the Shareholders’ Meeting have emerged to date.

7. During the course of 2010, Telecom Italia conferred on Reconta Ernst & Young S.p.A. - the outgoing auditing firm, whose term of office expired with the audit of the financial statements for the year ending 31 December 2009 - a number of tasks for the period from 1 January to 28 April 2010 in addition to auditing the financial statements, for which the fees, excluding out-of pocket expenses and VAT, are summarised below:

RECONTA ERNST & YOUNG S.P.A. (in Euro)
Agreed procedures, interrupted and not completed, on the planned issue of the comfort letter in relation to the updating of the €15,000,000,000 Euro Medium Term Note Programme	85,000.00
Agreed procedures connected with the issue of the comfort letter in relation to the “Issue of €1,250,000,000 5.25% Notes due 2022 by Telecom Italia S.p.A. issued under the €15,000,000,000 Euro Medium Term Note Programme”	90,000.00
Auditing procedures undertaken in relation to the minority or joint control shareholdings held by the Telecom Italia Group at 31 December 2009	105,000.00
Agreed procedures on subsidiaries as at 31 December 2009 consequent on the Telecom Italia Sparkle affair	73,000.00
Agreed procedures for the issue of the declaration of turnover made by Telecom Italia S.p.A. in the course of its participation in the tender competition announced by Consip S.p.A. for “Mobile telephone services for public authorities”	5,500.00
Agreed procedures for the issue of the declaration of turnover made by Telecom Italia S.p.A. in the course of its participation in the tender competition announced by Consip S.p.A. for “Awarding contracts for telephone services and IP connectivity for the benefit of public authorities”	8,000.00
Agreed procedures for the issue of the declaration of turnover made by Telecom Italia S.p.A. in the course of its participation in the tender competition announced by Consip S.p.A. for the “Supply, installation and maintenance of private telephone systems and ancillary services and products for public authorities”	5,500.00
Accounts auditing of the statement of costs borne by Telecom Italia S.p.A. in financial year 2009 for the research and development allowed for the acceptance of the tax credit governed by Article 2 of Decree no. 76 of 28 March 2008, issued by the Minister of Economic Development in conjunction with the Minister for the Economy and Finance	28,000.00
Accounts auditing of the summary of costs for the staff engaged in research and development for Telecom Italia S.p.A. for the financial year 2009 allowed as deductible for the purposes of IRAP [Regional Tax], in accordance with Article 11, subsection 1, letter A) no. 5) of Legislative Decree no. 446/97 and subsequent amendments	18,000.00
Total	418,000.00

In addition, in the course of the same financial period, Telecom Italia conferred on PricewaterhouseCoopers S.p.A. - the new Statutory Auditor appointed by the Shareholders’ Meeting of 29 April 2010, on a reasoned proposal by the Board of Auditors, for the nine year term 2010-2018 - a number of tasks for the period from 29 April to 31 December 2010 in addition to the auditing of the financial statements, for which the fees, excluding out-of pocket expenses and VAT, are summarised below:

PRICEWATERHOUSECOOPERS S.P.A. (in Euro)

Activities connected with updating the €20,000,000,000 Euro Medium Term Note Programme:

•

limited auditing of the financial information as at 31 March 2010, for inclusion in the information prospectus relating to the “Euro Medium Term Note Programme”

•

agreed procedures connected with the issue of the comfort letter in relation to the “Euro Medium Term Note Programme”

225,000.00 40,000.00
Agreed procedures connected with a due diligence report relating to the proposed purchase by others of control of a company • Financial Due Diligence • Tax Due Diligence	95,000.00 25,000.00
Verification procedures in relation to the portfolio of trade receivables sold by Telecom Italia S.p.A.	295,000.00
Limited examination (“review) of the abbreviated half-yearly consolidated financial statements of Telecom Italia S.p.A. at 30 June 2010, prepared in accordance with the IFRS issued by the International Accounting Standards Board for the purposes of Form 6-K for filing with the Securities and Exchange Commission (“SEC”)	18,000.00
Agreed procedures, interrupted and not completed, on the planned issue of a note	55,000.00
Total	753,000.00

8. In the course of the 2010 financial year, Telecom Italia S.p.A. conferred on parties connected by continuing relationships with PricewaterhouseCoopers S.p.A. and/or on companies belonging to the latter’s international network (i.e. PricewaterhouseCoopers Advisory S.p.A. and Price Waterhouse & Co. Asesores de Empresas S.R.L.) a number of tasks for which the fees, excluding out-of pocket expenses and VAT, are summarised below:

PRICEWATERHOUSECOOPERS ADVISORY S.P.A. (in Euro)
Auditing the sustainability report of the Telecom Italia Group as at 31.12.2010	55,600.00
Activities to support the creation of “Paid Digital services and content on a cross-operator platform ”	40,000.00
Total	95,600.00

PRICE WATERHOUSE & CO. ASESORES DE EMPRESAS S.R.L. (ARGENTINA) (in Euro)
Auditing the financial statements as at 31.12.2010 of “Sucursal Argentina” (Argentina Branch Office). Equivalent of 25,000 Argentinian Pesos (ARS) at the average exchange rate for financial year 2010: 1 Euro = 5.18735 ARS	4,819.00
Declaration in documentation and accounts records of funds provided by Telecom Italia S.p.A. in favour of “Sucursal Argentina” (Argentina Branch Office), as required by the local authorities. Equivalent of 5,000 Argentinian Pesos (ARS) at the average exchange rate for financial year 2010: 1 Euro = 5.18735 ARS	964.00
Checking and assistance on monthly and annual tax returns prepared by “Sucursal Argentina” (Argentina Branch Office) Equivalent of 9,600 Argentinian Pesos (ARS) at the average exchange rate for financial year 2010: 1 Euro = 5.18735 ARS	1,851.00
Total	7,634.00

For completeness, it is hereby stated that in the course of financial year 2010 (for the period 1 January – 28 April 2010), Telecom Italia S.p.A. did not confer appointments on parties connected by continuing relationships with the previous statutory auditor Reconta Ernst & Young S.p.A. and/or on companies belonging to the Ernst & Young international network.

* * *

As is well-known, on the basis of a reasoned proposal moved by the Board of Auditors, the Shareholders’ Meeting of 29 April 2010 appointed PricewaterhouseCoopers S.p.A. as Statutory Auditor for the separate financial statements, the annual consolidated financial statements, the abbreviated half-yearly consolidated financial statements, the consolidated financial statements included in the Form 20-F and the internal controls under section 404 of the Sarbanes-Oxley Act, for the nine year period 2010-2018.

The selection of the audit firm proposed for the appointment was conducted after a comparative analysis carried out under the supervision of the Control Body – which was supported by the corporate structures – in compliance with the Guidelines for the conferment of appointments as Statutory Auditor, adopted by Telecom Italia at the end of 2009. These Guidelines apply to the following: (i) conferment of the appointment to audit the financial statements of Telecom Italia S.p.A.; (ii) conferment of the appointment to audit the financial statements/reporting packages of the subsidiaries of Telecom Italia; (iii) conferment by the Company and its subsidiaries of further appointments on the company appointed to audit the financial statements of Telecom Italia, and on the entities belonging to its network, as defined by the applicable regulations. The due diligence carried out prior to the conferment (or subsequent amendments thereto) of the appointment to audit the financial statements of Telecom Italia is coordinated by the manager  responsible for the preparation the Company’s accounting documents, under the supervision of the Board of Auditors, which can draw on the support of the Person responsible for internal control to check that the candidate auditor meets the requisites for independence, and to monitor the firm during the course of the mandate.

Consistently with the Guidelines, PricewaterhouseCoopers S.p.A., as Statutory Auditor appointed by the Shareholders’ Meeting of the Company (the “Appointed Auditor”) is the principal auditor for the entire Telecom Italia Group. The conferment of auditing and correlated appointments (known as audit services and audit-related services) on entities other than the Appointed Auditor and/or the entities belonging to its network must be checked in advance with the manager responsible for the preparation of the accounting documents of the Parent Company, who will activate the necessary processes, including those involving the Board of Auditors, for approval and reporting, thus ensuring observance of the applicable regulations.

In order to safeguard the independence of the Appointed Auditor, the Guidelines lay down the principle that the conferment of further appointments on the Appointed Auditor and on the entities belonging to its network is limited to services and activities pertaining to the auditing of the financial statements. This is however without prejudice to the fact that the conferment of further appointments on the Appointed Auditor (when allowed by the reference legislation) and on the entities belonging to its network is subject to prior approval by the Board of Auditors of Telecom Italia, which expresses its opinion as the occasion arises or by type of appointment (so-called “pre-approved” appointments, as listed in Point 12 of the above-mentioned Guidelines). In urgent cases the prior opinion on the conferment of new appointments may be issued by the Chairman of the Board of Auditors (or other Auditor designated by the latter), who refers it for ratification to the Control Body as a whole at its next subsequent meeting.

* * *

Having taken note of the appointments conferred on the auditing firm in financial year 2010, as reproduced in the tables in points 7 and 8 of this Report, the Board of Auditors has recommended to the Company that appointments should be submitted anyway for the prior approval of the Board of Auditors which, although they may be considered “pre-approved” by the Control Body as per the Guidelines, have particularly important profiles from a qualitative and quantitative point of view.

* * *

The Board of Auditors has taken note of the request made by PricewaterhouseCoopers S.p.A. to supplement their fee on a final account basis for auditing the 2010 financial statements (in connection with the identification of the material weakness which was recognised as existing in the internal controls over financial reporting as at 31 December 2009 in the Annual Report Form 20-F 2009, and with regard to the acquisition of control of Sofora and its subsidiaries). The Board has no criticism or objection to make on this request.

The Board of Auditors has noted, furthermore, that the acquisition of control of Sofora and its subsidiaries has significantly altered the structure of the Telecom Italia Group, thus fulfilling one of the requirements for the existence of exceptional and unforeseeable circumstances which are such as to justify revising the fees originally specified in the proposal for the appointment of the statutory auditor approved by the Shareholders’ Meeting of 29 April 2010.

The Board of Auditors has therefore proposed to the Shareholders’ Meeting (with a special “Reasoned Proposal”, which should be referred to for more details), for each of the financial years 2011-2018, to increase by Euro 34,700 to Euro 146,800 the annual remuneration for the statutory audit of the consolidated financial statements of Telecom Italia S.p.A., and to increase by Euro 45,900 to Euro 704,000 the annual remuneration for the review of the internal controls which oversee the process of drafting the consolidated financial statements of Telecom Italia, for the purposes of section 404 of the Sarbanes-Oxley Act.

9. During the course of financial year 2010, the Board of Auditors issued to the Board of Directors, in accordance with Article 2389, subsection 3 of the Civil Code, an opinion on the matter of the remuneration allocated to Directors appointed to specific offices.

It is appropriate to point out that the remuneration of the Executive directors (Article 2389, subsection 3 of the Civil Code) is established by the Board of Directors after hearing the opinion of the Board of Auditors and after examination by the Nomination and Remuneration Committee, which is made up of non-executive Directors, the majority of whom are independent, including at least one Director from a minority slate, and which has, among other things, the task of formulating proposals to the Board of Directors on the remuneration of Directors who perform particular tasks, in order to ensure their alignment with the objective of creating shareholder value over time.

For further details on the remuneration of Directors, general managers and executives with strategic responsibilities, please refer to Note 44 (Other information) to the financial statements of Telecom Italia S.p.A. and to the “Report on Corporate Governance and Share Ownership”.

10. Over the course of financial year 2010, the Company’s Board of Directors and Executive Committee held, respectively, nine and five meetings, at which the Board of Auditors was always present.

The Committee for Internal Control and Corporate Governance met twelve times, and the Nomination and Remuneration Committee eight times.

The Board of Auditors held thirty-five meetings and took part in all the meetings of the Committee for Internal Control and Corporate Governance, in some cases, depending on the subjects being discussed, in joint session with the Committee itself, in other cases through the participation of its Chairman or of (at least) one Auditor designated by the Chairman.

The Board of Auditors took part in the Shareholders’ Meeting, held on 29 April 2010.

11. In accordance with its obligations, the Board of Auditors obtained information and supervised compliance with the principles of correct administration, via interviews, direct observation, investigations, the receipt of information from management, and meetings with the Person responsible for internal control, the Company Group Compliance Officer and the Committee for Internal Control and Corporate Governance. In addition, the Board of Auditors met with Statutory Auditor Reconta Ernst & Young and, from 29 April 2010, Statutory Auditor PricewaterhouseCoopers, to exchange relevant information and data pursuant to article 150, subsection three, of the CFL. Finally, the Board of Auditors held specific meetings with the Chairman and Chief Executive Officer, the General Counsel and the Chief Financial Officer of the Company.

The Board of Auditors believes that the governance arrangements and tools adopted by the Company constitute a valid supervisory framework to ensure that the principles of correct administration are respected in operational practice. In particular, in relation to the decision-making processes of the Board of Directors, the Control Body has supervised, including by attendance at board meetings, the compliance of management decisions made by the Directors with the law and the company by-laws, and checked that the related resolutions were adequately supported by information, analysis and audit processes – also involving consultation with the board subcommittees and external professionals, when necessary – regarding, primarily, the economic and financial consistency of transactions and their alignment with the interests of the Company.

12.The Board of Auditors has supervised the adequacy of the organisation structure of the Company, by collecting information from the appropriate structures, interviews with the managers of the various company departments, and meetings with those responsible for internal and external audit.

The Board of Directors plays an active role, in both the strategic guidance of the Company and in the control of operations, and the full board has the power to develop strategic policy and a responsibility to intervene directly in the most important decisions about the business made by the Company and the Group. In particular, the Board reserves to itself the right, among others:

•

to examine and approve the strategic, industrial and financial plans, as well as the budget;

•

to examine and approve strategic operations;

•

to verify the adequacy of the general organisational, administrative and accounting structure, with particular reference to the internal control system;

•

to draw up and adopt the Company rules of corporate governance and to define the Group corporate governance guidelines; to define the limits, work methods and intervals at which the delegated bodies must report on their activities;

•

to designate the Chairmen and Chief Executive Officers of subsidiary companies of strategic relevance;

•

to supervise the general trend in operations, periodically comparing the results achieved with the results planned.

The attribution (and revocation) of powers to the Directors is reserved to the Board of Directors, which defines the object, limits and methods for the exercise of these powers, and receives a continuous flow of information on the activity carried out, the general trend in operations and the transactions of major impact on the revenues, finances and assets of the Company.

On 15 April 2008 the Board of Directors appointed Gabriele Galateri di Genola as Chairman and Franco Bernabè as Chief Executive Officer.

In addition to the power to act as legal representative of the Company, the Chairman was also empowered to supervise the formulation of strategic, industrial and financial plans, and their execution and development; and to supervise the definition of the organisational structures and the economic and financial performance of the Company, and was given responsibility for supervising the process of examining and defining the internal control system guidelines. The Chairman was also given organisational responsibility for the Corporate Legal Affairs, Relations with Institutions, Relations with the Territory and Institutional Marketing Functions, and for Telecom Italia Audit & Compliance Services S.c.a.r.l.

In addition to the power to legally represent the Company and to exercise, with a single signature, all powers required to accomplish actions pertinent to the activity of the company in its various ramifications, bar none – the Chief Executive Officer was also made responsible for the overall governance of the Company and the Group. In particular, the Chief Executive Officer was assigned (i) responsibility for defining, proposing to the Board of Directors and then implementing and developing the strategic, industrial and financial plans; (ii) responsibility for defining the organisational structures; (iii) organisational responsibility to guarantee the management and development of the business, by coordinating the organisational aspects not attributed to the Chairman.

The Group’s Committee System is one of the main tools for the governance and operational integration of the Group. The aim of this system is: (i) to monitor the implementation of strategies and the development of plans (ii) to guarantee that the operations of the Group are monitored, and that market and technology management and development activities are coordinated; (iii) to strengthen the operational synergies needed between the different departments involved in technological, business and support processes.

The Group Committees are listed below, with a description of the mission assigned to each.

•

Management Committee: guarantees the monitoring of the operations of the Group and the coordination of market and technology management and development activities.

•

Business Review Operations: assures that the progress of major projects and action plans is examined, that operational processes are supervised, and that their progress and results are analysed.

•

Group Investments Committee: guarantees that investments of particular economic or strategic relevance are assessed and approved, and oversees the critical aspects of their progress.

•

Operational Investments Committee: guarantees the assessment and approval of Group operational investments, and the selection of investments that because of their particular economic or strategic relevance require the authorisation of the Group Investments Committee; it also ensures that progress made and its related commercial/technological benefit are confirmed and verified.

•

IT Compliance Steering Committee: guarantees that the levels of alignment of the company systems are supervised, in accordance with the regulatory framework and the provisions of the  Privacy Protection Authority.

•

Group Risk Management Committee: guarantees the governance of the Group risk management process, coordinating the plan of preventive actions intended to assure the operational continuity of the business, and monitoring the efficacy of the countermeasures adopted.

•

Quality Governance Steering Committee: directs and supervises initiatives/activities focussed on achieving end to end improvement of process quality, monitoring the quality results obtained and supervising the process of quality certification and the launch of new products/services offered to customers – in particular those of greatest impact in terms of image and competitive positioning on the market – without prejudice to the specific operational responsibilities of the technical and business structures involved.

•

Steering Committee 231: assures that areas in which improvements/supplements need to be made to Organisational Model 231 are identified; coordinates the execution of the related implementation plans and is responsible for reports to the governance bodies on the progress of implementing Organisational Model 231.

•

Crisis Management Board: assures the implementation and operation of the organisational model for the prevention and management of crisis situations; provides strategic and operational policies at Group level for the resolution of emergencies and crises and assures the coordination of the related initiatives for communicating with internal and external stakeholders.

In June 2010 a “Special Committee” was created to support the Chief Financial Officer of the Company (who chairs it). This Committee is responsible for evaluating the potential liabilities arising from tax frauds for the purpose of financial disclosure. It consists of senior managers from the Administration, Finance and Control Function (meaning the Manager of Administration Account and Financial Statement Department and the Manager of the Taxation Department), the General Counsel, the Manager of the Domestic Market Operations Division and the Manager of the Technology and Operations Division, the Manager of the Corporate Finance Legal Affairs Department within Corporate Legal Affairs and the Manager of the Human Resources and Organization Function and, finally, the Chairman of TI Audit and Compliance Services S.c.a r.l..

The Special Committee, which meets at least once every three months, according to the calendar for preparing quarterly and annual financial reports: (i) has the task of defining the procedures and processes to ensure that all the information available on the cases of suspected tax fraud involving Telecom Italia and/or the companies within its perimeter of consolidation is made available promptly to the Committee itself; (ii) it has the right to ask Telecom Italia departments, and to directly ask Group companies, for any further information needed to evaluate the potential risks deriving from the cases of suspected tax fraud, issuing the necessary operational instructions for this purpose; (iii) ascertains that the information collected as described above is correctly examined and evaluated, checking – within reasonable limits – that the potential risks deriving from cases of suspected tax fraud are correctly represented in the half-yearly and annual financial reports and in the consolidated intermediate quarterly reports on operations of the Group, and in the separate financial statements of Telecom Italia S.p.A..

Again in relation to the prevention, monitoring and countering fraudulent situations, the Board of Auditors reports that a specific office called the Fraud Management & Revenue Assurance Department has been created within the Domestic Market Operations Division, with the responsibility of ensuring comprehensive oversight of the fraud management and revenue assurance processes in this area, to strengthen the prevention and countering of fraud in all the business processes managed by this Division, and to improve the efficacy of those actions that guarantee revenue assurance, working with the other competent departments of the Company.

The organisational macrostructure of Telecom Italia Sparkle has been redefined, attributing to the Chairman the organisational responsibility for the Administration and Control, Human Resources, Legal & Regulatory Affairs Functions, and for  the “Anti-Fraud and 231 Referee”, recently established, while maintaining the responsibility of the Chief Executive Officer for comprehensive oversight of the business, including the Sparkle group companies.

During 2010, to guarantee that the internal control system has integrated governance in both the audit phase and in the subsequent phase of implementing and checking improvement plans, TIAudit Latam S.A. (a Brazilian company 70% controlled by Telecom Italia Audit and Compliance Services) amended its mission, and hence changed its company name to TIAudit Compliance Latam, assuming responsibility for ensuring audit and compliance activities for the perimeter of reference and according to the directives issued by the Telecom Italia Group.

At the end of December 2010, in order to effectively coordinate the Divisions of the Parent Company and the Telecom Italia Group companies, the Functions/Divisions of Telecom Italia to which the subsidiary companies refer were reclassified: while the separate responsibilities of the different company Functions and Divisions remain, the Managers of the Functions/Divisions coordinate with the Executive Directors of the subsidiary companies in order to maximise value for the subsidiaries and the Group, ensuring that the holdings assigned to them are monitored, and coordinating with any members of the governing bodies designated by Telecom Italia, if present.

During the meeting held on 3 February 2011, the Board of Directors ascertained the new list of managers with strategic responsibilities (key managers or executive officers) resulting from the inclusion of the Telecom Argentina Group in the consolidation area of Telecom Italia S.p.A., identifying them as the Executive Directors (Chairmen and Chief Executive Officers) and the pro tempore appointees to the following roles:

•

The persons responsible for Domestic Market Operations and Technology and Operations, the Diretor Presidente of Tim Brasil and the Director General Ejecutivo of Telecom Argentina,

•

The General Counsel, and the persons responsible for Administration, Finance and Control, Human Resources and Organization and Purchasing.

13. The Board of Auditors closely supervised the internal control system adopted by the Company, evaluating its adequacy, also through periodic meetings with the Person responsible for internal control and with the audit and compliance structures, interviews with management, joint meetings or attendance at meetings of the Committee for Internal Control and Corporate Governance and by acquiring documentation.

As for the overall architecture of the internal control system, the internal audit activities of the Company and the Group have been assigned to a limited responsibility consortium, Telecom Italia Audit and Compliance Services, for some time. This organisation reports to the Chairman of Telecom Italia and its principal purpose is the impartial and independent execution of “internal auditing activities and the management of compliance activities, both direct (Organisational Model 231, article 154-bis of the CFL, Section 404 Sarbanes Oxley Act) and indirect, for consortium partners and the companies in which they own shares, directly or indirectly” . Given the activities undertaken by Telecom Italia Audit and Compliance Services, the Company (and the other consortium company in the Group, Telecom Italia Media) identified the director of the consortium company appointed by Telecom Italia as the “Person responsible for internal control”.

This Person responsible for internal control reports his activities to the Board of Auditors and the Committee for internal control and corporate governance, and also reports on the activities he has carried out to the Director responsible for the internal control system (currently the Chairman), who is responsible for executing the directives of the Board of Directors and defining the tools and arrangements for implementing the internal control system, as well as for deciding on the corrective actions to be taken.

The activity of the Person responsible for internal control is carried out primarily through an annual plan of audit and compliance operations that, from 2009, has been part of a three year programme, with the aim of covering the entire perimeter in scope, over the life of the plan, it being understood that sufficient margins of flexibility remain to satisfy any unforeseen needs; in fact, the existence of the plans does not exclude any specific unplanned interventions requested by the Company or the control bodies, or necessitated by problematic situations encountered. From 2010, the audit interventions have been categorised as “continuity” projects (projects relating to issues of relevant company interest, for which constant oversight is to be maintained), “consolidation” projects (relating to topics that have already been examined, but that need further evaluation), and “innovation” projects (concerning new areas for in-depth examination), in addition to “targeted” interventions, to guarantee full coverage of the system. Regarding the phase of reporting weaknesses encountered during audits, and the consequent identification of improvement actions (action plans), a monitoring activity (follow-up) has been formalised since 2008, and from 2010 this has been consolidated with new arrangements for the systematic and timely examination of compliance with the timing of actions, as well as of the efficacy and efficiency of the initiatives adopted to overcome the weaknesses found. The activity of the Person responsible for internal control then translates into periodic reporting on the results obtained, directly to the Senior Executives and the hierarchical managers of the structures affected by the interventions; periodic reports highlighting only issues of major interest are then submitted to the Board of Auditors and the Committee for Internal Control and Corporate Governance.

As part of its verification of the adequacy of the internal control system to meet the regulations contained in legislative decree no. 231/2001 on the administrative liability of organisations, for offences or crimes committed by employees and collaborators, the Board of Auditors reports that Telecom Italia has adopted an “Organisational Model” designed to prevent the commission of unlawful acts that might constitute liabilities for the Company. The Organisational Model, centred on the Code of Ethics and  Conduct, which elucidates the general principles (transparency, correctness, fairness) that inspire the Company in the execution and conduct of its business, consists of: (i) “general principles of internal control”, that is, the set of tools designed to provide a guarantee with regard to the objectives of efficiency and operational effectiveness, reliability of financial and management information, compliance with laws and regulations, safeguarding of assets against possible fraud; (ii) “principles of conduct”, expressed as specific rules for relations with representatives of government agencies, and for all fulfilments and activities of a corporate nature, (iii) “schemes of internal control”, describing the processes, any crimes that might be perpetrated in relation to these processes, and the preventive control activities designed to avoid the related risks.

The Model is subject to periodic revisions, both to take account of elements that have emerged from how it has worked in practice, and to incorporate its extension to further criminal categories as predicate offences. During 2010 the Organisational Model 231 was updated and refined: specifically, the scheme designed to prevent the “231 risk” resulting from the inclusion in the category of relevant offences of criminal conspiracy and mafia-type conspiracy has been introduced in the list.

A specific body (the “Supervisory Body”), consisting of an Auditor, an independent Director who is a member of the Committee for Internal Control and Corporate Governance, the Person responsible for internal control and an external member (identified by the Nomination and Remuneration Committee and appointed by the Board of Directors in its meeting on 2 December 2009), supervises the operation and observance of the Model. This Body is supported in the execution of the tasks attributed to it, by the “231 Compliance” structure created inside Telecom Italia Audit and Compliance Services.

* * *

Evaluation of the adequacy of the internal control system, with particular reference to the internal controls for the formulation of the financial statements, is based on a process defined by Telecom Italia S.p.A., also with reference to the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents a reference framework that is generally accepted internationally.

With reference to the specific operational contexts analysed, and the consequent corrective actions planned and implemented, the Person responsible for the internal control considered that the internal control system as a whole is capable of reducing the risk profiles to an acceptable physiological level that will enable the processes to operate correctly.

* * *

To develop a global approach to risk management (where risks are “possible events, the manifestation of which could preclude the achievement of its strategic objectives by the company”), the Telecom Italia Group has started a process of flexible and structured risk management, inspired by Enterprise Risk Management (ERM), based on the self-evaluation of the risk profile of company processes and strategic objectives by the management (a Top Down approach), through which the risks themselves may be identified, evaluated and managed.

The ERM process adopted by the Group (overseen by the Group Risk Management Committee, chaired and coordinated by the Administration, Finance and Control Manager) allows the following aspects to be defined:

•

the risk “map”, assessing the risks by impact and likelihood of occurrence, at both “inherent” level (i.e. without taking account of management actions currently underway) and at “residual” level (i.e. considering the residual risk after completion of the actions already undertaken), with a specific focus on the most significant risks (the so-called Top Risks);

•

the degree of maturity of the process of managing the most significant risks through a gap analysis; an index of maturity that can be tracked over time is identified for each individual Top Risk and for the Risk Management system at central level;

•

the treatment of risk by the company structures that “own” the risk (risk owners), by identifying and implementing specific improvement plans (action plans) devised to reduce the level of residual risk and increase the maturity index.

The mapped risks have been classified in ten groups, belonging to five classes - Management Risks, Compliance Risks, Fraud Risks, Continuity Risks and Financial Risks.

The Board of Auditors has monitored (and continues to monitor) the evolution of the project by acquiring information from Company management in specific interviews as well as in meetings held jointly with the Committee for Internal Control and Corporate Governance.

* * *

The Board of Auditors has supervised the financial reporting process, verifying the adequacy and efficacy of the procedure through which financial information is produced and disseminated to the public, also by obtaining information from the Company management.

* * *

With reference to the case involving Telecom Italia Sparkle and its impacts on the financial statements of the Company, in relation to which the Control Body reported in its Report to the Shareholders’ Meeting in April 2010, the Board of Auditors points out that the system of internal control was considered adequate for the purpose of the financial statements at 31 December 2009, while, as a result of the restatement of the accounts and in application of the U.S. regulations of reference, in the Form 20-F for the 2009 financial year (completed by the Company in compliance with the disclosure requirements to which it is subject as a foreign private issuer registered with the Securities & Exchange Commission – the SEC), the management of the Company has acknowledged the existence of a material weakness in its control system at 31 December 2009 in Item 15.2 of this Form – “Management’s Annual Report on Internal Control Over Financial Reporting”.

This material weakness was a shortcoming in the design and operation of the controls in relation to their capacity to identify and collect the reliable information needed to correctly assess the potential liabilities deriving from suspected fraud with tax impact and to make the corresponding postings to the accounts.

Again in relation to Item 15, a description of the “Remediation Plan” developed by the Company to “resolve” the material weakness declared was provided, which essentially consisted of the creation of a specific committee – the Special Committee – chaired by the Chief Financial Officer of the Company and consisting of senior managers from the Administration, Finance and Control Department, the General Counsel, and the Managers of the Human Resources and Organization, Domestic Market Operations and Technology & Operations Departments, and the Chairman of Telecom Italia Audit and Compliance Services, which was given the mandate detailed in the Remediation Plan item of Form 20-F 2009, and in relation to which a specific Entity Level Control has been developed to test, assess and monitor the efficacy of the Special Committee. See the information provided in point 12 of this Report for details of the duties of the Committee.

The Board of Auditors, as the Company Audit Committee, has supervised and monitored the actual adoption and efficacy of the Remediation Plan through periodic meetings with the management and with statutory auditor PricewaterhouseCoopers.

In particular, the Control Body checked that the Special Committee had been constituted, and its mandate finalised; it received a report on the adoption of a specific Guideline (“Valuation of potential liabilities deriving from suspected frauds with fiscal impacts”) which defines the general principles for the identification of the risks and potential losses generated by liabilities correlated with possible frauds with fiscal impact and which, among other things, prescribes that each Company/Division/Function of the Group activates its own action plans to identify all the information that exists relating to indicators of possible fraud with fiscal impact. The Board of Auditors was also informed that the Companies/Divisions/Functions had ensured that specific Operating Instructions and the reports to be drawn up to define the monitoring activities to be carried out and the business sectors to involve, had been drafted and issued, in their respective sectors, during the second half of 2010.

The Board of Auditors also received constant reports from PricewaterhouseCoopers on its auditing and testing of the procedures and controls established by the Company in relation to the material weakness. Given this activity, which is not as yet complete, and based on the results available so far, the material weakness that existed at 31 December 2009, according to the U.S. regulation, may be considered to have been overcome and resolved.

14. The Board of Auditors evaluated and supervised the adequacy of the administrative and accounting system of the Company and its ability to fairly represent operations, by direct observation, obtaining information from Company management, examining company documents and analysing the results of work carried out by PricewaterhouseCoopers S.p.A..

The Board of Auditors acknowledged the statements issued by the Chief Executive Officer and the Officer responsible for preparing the corporate accounting documents of Telecom Italia S.p.A. concerning the adequacy – in relation to the characteristics of the company – and the actual application during 2010 of the administrative and accounting procedures for the drawing up of the separate and consolidated financial statements.

On the question of the impairment test, the Board of Auditors reports that in Telecom Italia it is applied in a consolidated and structured way, coordinated by the Administration, Finance and Control Function, with the intervention of an independent external expert of acknowledged professional expertise, Professor Mauro Bini of Bocconi University. The implementation of the process is analysed and discussed in special meetings of the Committee for Internal Control and Corporate Governance that precede the Board of Directors meetings to approve the financial reports to which the impairment test must be applied, and which are usually joint meetings with the Board of Auditors (which acts as an Audit Committee pursuant to the U.S. regulations).

Coherently with the procedure described above, the Board of Auditors reports that the impairment test procedure was applied to the 2010 financial statements in a continuation of the process adopted the previous year, and, specifically, using the procedure approved by the Board of Directors on 25 March 2010.

The Control Body would also point out that the Board of Directors that met on 24 February 2011 approved a supplement to the impairment test as described above, to apply in mid-year impairment tests, providing for a review of the consensus among analysts after announcement of the plan to be included, in addition to any negative variances between the budget figures and the forecasts.

Finally, the Board of Auditors would clarify that the process followed to determine if the goodwill value could be recovered, and the assumptions used for this purpose, are described in detail in the notes to the financial statements, as requested by the reference accounting principles. In particular, the amounts by which the values in use exceed the carrying amounts at 31 December 2010, the “values of the key variables for estimating the value in use”, and the “changes in key variables needed to render the recoverable amount equal to the carrying amount” are indicated in the report on the consolidated financial statements (Note 4 – Goodwill).

Regarding the provisions of article 36, subsection 1, letter c, ii) of the Market Regulations (conditions for the listing of shares of controlling companies and of companies registered in and regulated by the laws of states that are not members of the European Union), the Board of Auditors has not ascertained facts and circumstances that would indicate that the administrative-accounting system of the controlled companies is  inadequate to ensure that the economic, asset and financial data needed for the preparation of the consolidated financial statements regularly reaches the management and auditor of the controlling company.

15. The instructions imparted by the Company to its subsidiaries, pursuant to art. 114, section 2 of the CFL, appear to be adequate to comply with the obligations regarding communication established by the law. In this respect it should be noted that the Company regulates the flow of information it receives from its subsidiary companies on transactions of particular impact, with specific procedures.

The Company adopted a specific “Procedure for the management and public disclosure of inside information” that disciplines the management of inside information relative to the entire Telecom Italia Group, aimed at the members of the corporate bodies, employees and external collaborators of all Group companies. It also serves as an instruction to all subsidiary companies, to obtain from them without delay the information that might be necessary for the correct and prompt compliance with the Group’s obligations to communicate with the public. This Procedure also disciplines the maintenance of the register of people with access to inside information.

16. The Board of Auditors has ascertained, from information obtained from Statutory Auditor PricewaterhouseCoopers and from the management of the Company, that the IAS/IFRS principles, and the other legal and regulatory provisions that apply to the form and content of the separate financial statements, the consolidated financial statements and the accompanying report on operations are complied with.

17.The Board of Auditors has supervised the arrangements for the concrete implementation of the rules of corporate governance required by the Self-Regulatory Code drawn up by the Committee for the Corporate Governance of Listed Companies, to which the Company adheres.

As for the Board of Directors of the Company (currently composed of 14 members), there are 12 non-executive directors, 5 of whom (Paolo Baratta, Roland Berger, Elio Cosimo Catania, Jean Paoul Fitoussi and Luigi Zingales) qualify as independent members of the Board, based on their declarations. In this respect, it is pointed out that Telecom Italia has adopted the criteria established by the Self-Regulatory Code of Borsa Italiana for qualifying Directors as independent. Based on the information available to the Company and provided by the Directors themselves, the Board of Directors evaluated the subsistence of the requisites for independence during its meeting on 24 February 2011, and then announced to the market; these ascertainment activities were also monitored by the Board of Auditors, which made its own assessments, confirming that the requisites for the composition of the administrative body for collective decision making (the presence of at least two independent Directors satisfying the independence requirements established by law for Auditors) had been respected

The Board of Auditors also verified its own independence pursuant to article 148, subsection three of the CFL.

The Board of Auditors supervised the independence of Statutory Auditor PricewaterhouseCoopers, in accordance with the provisions of article 19, subsection 1 d) of legislative decree no. 39 of 27 January 2010, also acquiring the attestation specified in article 17, subsection 9 a) of said decree from the Statutory Auditor.

In conformity with the recommendations of the Self-Regulatory Code for Listed Companies, the Board of Directors created a board subcommittee, the Committee for Internal Control and Corporate Governance, composed of non-executive directors, a majority of whom independent and at least one from a minority slate, with accounting and financial experience. This Committee is entrusted with consultative and advisory functions and may also formulate proposals; in particular, it assesses the adequacy of the internal control system and the work plan prepared by the Person responsible for internal control, supervises the efficacy of the audit process and respect of the principles for executing transactions with related parties, and defines the methods and times of “board performance evaluations”.

Other Board subcommittees have been established:

•

the Executive Committee, composed of the executive Directors (Chairman and Chief Executive Officer) and non-executive Directors, which is responsible for monitoring the operations of the Company and the Group, approving the organisational macrostructures as proposed by the executive Directors, formulating opinions for the Board of Directors on the budget and strategic, industrial and financial plans of the Company and the Group, and any additional tasks attributed to it by the Board of Directors that the latter may delegate.

•

the Nomination and Remuneration Committee, composed of non-executive Directors, a majority of whom independent (including at least one Director from a minority list), which, in addition to the formulation of proposals for the remuneration of those Directors who hold particular offices and on the criteria for the remuneration of the senior executives of the Company, is also responsible for proposing candidates to the Board if an independent Director is to be replaced during the term of office of the Board. In particular, during 2010, the Committee dealt with the subject of remuneration initiatives in the form of financial instruments, preparing a proposal for an employee share ownership plan (the “2010-2014 Broad-based Employee Share Ownership Plan”) and a long term incentive plan for the senior management (the “2010-2015 Long Term Incentive Plan”), both submitted to the Shareholders’ Meeting of 29 April 2010 for approval. Again in 2010, the Committee also started an investigation that led this year to the formulation for a long term incentive and retention plan (the “2011 Long Term Incentive Plan”, reserved to a selected part of the senior executives, top management and the soon to be appointed Executive Officers of the Company) which the Shareholders’ Meeting to be held in April 2011 will be called on to deliberate.

Again on the subject of the independent Directors, it should be noted that the Company has created the position of Lead Independent Director (currently the Chairman of the Committee for Internal Control and Corporate Governance, Director Paolo Baratta), as a point of reference and coordination for requests and contributions made by independents, who is also empowered, inter alia, to call so-called Independent Directors’ Executive Sessions, i.e. meetings for independent Directors only to examine subjects related to the operational activity or functioning of the Board.

See the specific “Report on Corporate Governance and Share Ownership” for further detailed information on the corporate governance of the Company, which the Board of Auditors evaluates positively.

18. The Board of Auditors also reports that no observations or problems have emerged from its analysis of the information flows received in relation to the activity carried out by the boards of auditors of the subsidiary companies or the representations the statutory auditor has made in its reports on said subsidiaries. Equally, no problems have emerged from the review of the reports of the Board of Auditors and the Statutory Auditor of Telecom Italia Media (a subsidiary company with shares listed on the market organised and managed by Borsa Italia S.p.A.), or Telecom Italia Sparkle (subsidiary company) pursuant to and for the purposes of article 153 of the CFL, article 2429, second paragraph, of the civil code and article 14 of legislative decree no. 39/2010. The Board of Auditors also examined the statutory auditor’s report on Tim Participações S.A. and Telecom Argentina S.A., which also contained no observations or remarks.

No facts that should be mentioned in its Report to the Shareholders’ Meeting, or that should be reported to the other supervisory and control bodies have emerged from the supervision and control activities carried out by the Board of Auditors, as described above.

19. The Board of Auditors, having acknowledged the separate financial statements at 31 December 2010, has no objections to formulate on the proposed resolutions presented by the Board of Directors on the allocation of profits and the size of the dividend to be paid.

* * *

The mandate conferred on the Board of Directors by the Meeting of the Shareholders of the Company on 14 April 2008 expires with the Shareholders’ Meeting called to approve the financial statements for the year ended 31 December 2010, and the Board of Auditors therefore invites the Shareholders to resolve on this matter.

Section Two

As stated in the introduction, this section of the Report to the Shareholders’ Meeting reports on the specific supervision and monitoring activities carried out in relation to project known as the Greenfield Project, that is, the structured internal analysis undertaken by the top management of Telecom Italia with reference to some allegedly unlawful phenomena that took place in recent years, to the detriment of the Company and the Group, which involved four separate categories of project (Telecom Italia Sparkle, Security, irregular registration of SIM cards, anomalous sales of products or services), and provides the Board of Auditors’ evaluations of the result of the Project.

A.

The Greenfield project

In the board meeting on 25 March 2010, the Chief Executive Officer of the Company informed the Directors and Auditors that he had arranged for a high level specific work group to be created to undertake an extraordinary in-depth examination of the areas of potential criticalities and operational aspects that might constitute risks, focussing in particular on the analysis of some allegedly unlawful phenomena that occurred in recent years, to the detriment of the Company and the Group. These emerged from the investigations and orders of the Judicial Authorities, from the results of the internal control activities, or phenomena otherwise considered to be anomalous in terms of ordinary business management. The general aim of the Project was to provide support to the various business divisions:

The general aim of the Project was to provide support to the various business divisions: (i) in the implementation of all the necessary and/or opportune actions to protect the Company from any liabilities that might emerge; (ii) in the systematic analysis of some of the unlawful phenomena that involved Telecom Italia that had emerged from criminal investigations, internal control activities or were known in some other way; and (iii) in the definition, implementation and monitoring of any process improvement initiatives.

As stated, the Project started at the instigation of the management, with the assistance of legal counsel and the support of Deloitte Financial Advisory Services S.p.A. (“Deloitte). It was comprised of four separate areas of investigation, namely:

1)

Telecom Italia Sparkle – further investigation of the traffic flows (particularly voice traffic) between the company and some of its subsidiaries (Telecom Italia Sparkle North America, Telecom Italia San Marino and Telecom Italia Sparkle of Singapore) and third party telephone operators, after the orders issued on 23 February 2010 by the judge in the preliminary investigation (GIP) of the Rome Court, at the request of the Rome Public Prosecutor’s Office, as part of the criminal proceedings for alleged tax fraud pending against some ex-directors, ex-employees and employees of Telecom Italia Sparkle S.p.A., among others;

2)

The Security Department” of Telecom Italia S.p.A.: in-depth analyses to understand the management methods employed by this department in order to verify the business and economic impact of the pending criminal proceedings and to identify further organizational actions to prevent such situations from reoccurring and/or to identify elements to support the legal advisors in determining what legal action might be taken to protect the Company;

3)

SIM card registration (Prepaid Cards) – in depth investigation to understand the phenomenon of the unlawfully registered prepaid cards, to evaluate the organisational actions already taken or to be taken, and to identify elements to support possible legal actions to protect the company.

4)

The “anomalous/irregular” sales of products/services – area of investigation focussed on specific aspects that are anomalies in relation to the ordinary course of business that might constitute business criticalities, consisting of in-depth investigation of the fraudulent phenomena detrimental to the Company created through Premium (“Non Geographic Numbers”) Services, the sale of products to operators with registered offices in San Marino, customised sales of ICT services/products/projects designated for Top and Enterprise customers.

The investigations in the four areas described above were assigned to the Forensic Division of Deloitte, and focussed on the period 2005-2009, with the sole exception of the Security department, for which the investigation of the management methods in use was extended to the period 2000-2007.

The results of the analysis carried out by Deloitte into the four investigation areas identified (further detail of which is provided in the Company Report on corporate governance and the share ownership – Greenfield appendix), contained in separate summary reports, were presented by Deloitte itself to the Directors and Auditors at the board meeting held on 16 December 2010. The results of the work done by law firm Paul, Hastings, Janofsky and Walker (attorney Bruno Cova) and by Bonelli Erede Pappalardo (Professor Franco Bonelli) were also presented and analysed during this meeting. As is known (and indicated in the press release issued on the same day, 16 December 2010), after the presentation and discussion of the issues, and also based on the opinion of the legal advisors Professor Bonelli and Attorney Cova, the Board of Directors of Telecom Italia, based on the knowledge available at that date, decided not to add the possible instigation of liability proceedings against the executive directors in office at the time of the facts examined to the agenda for the next shareholders’ meeting.

B.

Monitoring of the evolution and developments of the Greenfield Project by the Control Body

The Board of Auditors, having noted that the project areas of the Greenfield Project (whose aims it shares) included issues that have already been subject to specific supervision activities by the Control Body, monitored the evolution of the Project from the start, and followed its implementation, receiving reports through its attendance during the year at the meetings of the Board of Directors and of the Committee for internal control and corporate governance (in some cases held jointly with the Board of Auditors itself). In addition, the Board of Auditors obtained direct information on the progress of the analyses included in the Project, proceeding to specific hearings with the management responsible for their execution, and also meeting with the internal coordinators of the various areas of investigation (from whom it received detailed reports on the organisation and composition of the four specific dedicated “work groups”, and on the operating methods used in conducting investigations) receiving, on such occasions, detailed information on the preliminary results (in essentially qualitative terms) of the ongoing investigations.

With reference to the resolutions passed by the Board of Directors of the Company at its meeting on 16 December 2010 (referred to in point A above), the Board of Auditors was asked by Consob (on 22 December 2010) to disseminate to the public a press release containing information about: (i) the assessments the Board of Auditors was making in relation to the information contained in the so-called “Deloitte Report”; (ii) the time within which the Control Body intended to take any decisions; (iii) the assessments of the Board of Auditors concerning the procedures actually adopted by the Board of Directors of the Company to take its decision not to add the possible instigation of liability proceedings against the directors in office at the time of the facts examined to the agenda of the next shareholders meeting, and the actions that the Control Body intended to take.

The Board of Auditors, in a press release issued on 23 December 2010, announced: (i) that it had started, also with the assistance of its own legal advisors, its analysis of the documentation supporting the summary reports presented to the Board of Directors on 16 December 2010 concerning the Greenfield Project and the opinions of the legal advisors of the Company, for any initiatives which the Board of Auditors deemed necessary; (ii) that it intended in any event to express its own positions within the time periods provided for submitting its report to the shareholders’ meeting pursuant to article 153 of the CFL and, for any other initiative, within the legal period of time, also based on the knowledge that becomes available. In relation to the procedures followed by the Board of Directors on 16 December 2010, attended by all the Auditors, the Board of Auditors clarified (again in the body of the aforementioned press release) that the Directors were provided with copies and comments on the summary reports of the Greenfield Project and the opinions of the legal advisors of the Company, followed by an extensive discussion with a number of questions and comments. Given the debate that occurred, the Board of Directors - taking the rumours and media leaks already in the public domain – thought it necessary in the interests of the Company to express its view immediately and not postpone the subject to be dealt with by a subsequent board meeting. Director Zingales expressed his total opposition to this. The Board of Directors also established that the approach described above could be modified if new facts and/or information emerged, also as a result of the judicial procedures underway. The Board of Directors also agreed that this resolution should be made public in a press release after the meeting, and all the Directors at the meeting, including Director Zingales, approved the text of the release. The Board of Auditors found that there had been no irregularities during the meeting of the Board of Directors.

C.

Prior vigilance and control activities by the Board of Auditors in relation to some areas of investigation of the Greenfield Project

Some of the areas analysed in the Greenfield Project have previously been the subject of information gathering and checks by the Control Body, which reported the results of the activities it had undertaken in its Reports to the Shareholders’ Meeting pursuant to article 153 of the CFL (as well as in the “Comments of the Board of Auditors on the half-yearly results at 30 June 2007”): this documentation should therefore be referred to for detailed information about the activities initiated, as summarised below.

C.1

Telecom Italia Sparkle (TIS)

Report pursuant to article 153 of the CFL for the 2009 financial year: in Section Two of this document, the Board of Auditors provided an analytical reconstruction of the facts as they had learned of them, and of the actions set in motion by the Control Body, and reported the decisions taken in this respect by the Board of Directors of the subsidiary, and by the board of controlling company Telecom Italia S.p.A., with particular reference for the decision to postpone approval of the financial statements in order to complete the examination of legal documentation, and then proceed to make a correct evaluation and representation of the situation. The Board of Auditors also provided information on the documentary investigation undertaken, its perimeter and its results, finally referring to the comments made by the Company (and the consequent action taken) with reference to the recognition that errors were present, pursuant to IAS 8, which had led to restatement of the balances, to the close examination of the possible risks of an unfavourable outcome of the criminal proceedings against TIS and the fiscal risks the subsidiary was subject to (with the consequent allocations made).

C.2

The Security case

Report pursuant to article 153 of the CFL for the 2006 financial year: in this document (particularly Section Two), the Board of Auditors illustrated the activities undertaken in relation to the legal problems that involved the ex-Manager and some executives of the group Security Department, and to the issues of network security and traffic data handling, describing the specific weaknesses encountered in Group Security sector operations and the technical and organisational inadequacies of Company management of compliance with the privacy laws. In this Report the Board of Auditors explained the corrective actions taken by the Company, in some cases at the instigation or recommendation of the Control Body, and the in-depth investigations carried out by the Board itself.

Comments on the half-yearly report at 30 June 2007: this document, too, contained an update about the further corrective actions taken by the Company and a detailed account of the supervisory activities carried out by the Board of Auditors in relation to a number of aspects of the case that involved the ex-Manager of the Security Department.

Report pursuant to article 153 of the CFL for the 2007 financial year: The Board of Auditors reported, in point 13 of its Report, that its assessment of the internal control system as a whole, taking the necessarily “evolutionary” nature of the system into account, had shown no signs of significant criticalities. In relation to the specific case that had arisen, and the supervisory activities undertaken, it made the following clarification:

“……… in late 2007 and early 2008 the Board continued to perform its supervisory activities in the field of network security and traffic data management, as well as its supervision of some other specific aspects linked to the legal issues that have seen the involvement of the ex-Manager and some executives of the Group Security Department.

In particular, the Board of Auditors ascertained that the prior specific operational weaknesses of the internal control system encountered in the Group Security sector, evidenced in the agreed audit procedures carried out by the Statutory Auditor (i.e. the external auditors in office at the time), had gradually been attenuated, and substantially eliminated during 2007, as a result of the procedural and organisational corrective actions taken by the Company.

* * *

In its Report to the Shareholders for 2006 the Board of Auditors communicated that the Person responsible for internal control  had started – for precautionary purposes and also at the request of the Board of Auditors itself - a specific audit of consultancy and professional service expenses posted to the cost centre for the Senior Management of the Company.

The Board of Auditors examined the results of the work carried out by the internal control officer, which detected only a small number of weaknesses in the application of the procedure that the Board considers to be non-significant.”

Report pursuant to article 153 of the CFL for the 2008 financial year: The Control Body reported (in Point 13 of its Report) that it had continued monitoring, sometimes jointly with the internal control and corporate governance Committee, the progress of the so-called Tavaroli affair through its judicial developments, and the specific areas of compliance that this affair had shown to be important and sensitive, particularly in relation to the protection of personal data and traffic data. The Board of Auditors also pointed out that “once the phase of exceptional measures to manage the emergency was over” it had proceeded to “focus its attention on the structural profiles of compliance and internal control”.

With specific reference to the judicial proceedings in the so-called Tavaroli affair (which, with the notice that the investigation had been concluded pursuant to article 415-bis of the Italian Code of Criminal Procedure, and after having seen the Company entered in the register of subjects under investigation in relation to egislative decree no. 231/2001, as an outcome of the charging of employees and collaborators of Telecom Italia with a scheduled offence, i.e. of corruption of public officials), the Board of Auditors reported that it had appointed two independent external professionals to assist the Control Body in its analysis of the notice that the investigation had been concluded and of the copious case documentation, requiring them to carefully scrutinise this documentation in order to report to the Board of Auditors any facts or elements that had not already been considered by the Board itself in the activities it had undertaken in relation to the affair. The Board also reported that, on completion of this activity, it had defined a methodological pathway – identified based on criteria such as the relevance of the documents, the order of priority of the various interests and the actual feasibility of further investigations – to lay the basis for further work when the mandate of the Board of Auditors had been renewed.

At the request of Consob, a specific “Supplement” was added to this Report at the Shareholders’ Meeting held on 8 April 2009, containing information about the appointment of the external professionals, the activity they had undertaken and the outcomes. Consob had also asked the Control Body to report (in the “Supplement”) its conclusive assessment of the outcomes of the investigations and, more generally, of the evolution of the “Security” issue in 2008. In relation to the investigations carried out, and given that the criminal procedure was, at the time, at an early stage, and that the examination of the documentation was still underway, the Board of Auditors expressed the view that the examination and selection of the documentation filed in the aforementioned procedure should be continued “in order to identify any operational or procedural anomalies that might contribute to the evaluation of possible initiatives to be taken, and to request further work on the organisational arrangements and Organisational Model 231”.

Report pursuant to article 153 of the CFL for the 2009 financial year: in Section Two of the document, the Board of Auditors provided a description of the preliminary investigations it had undertaken: (i) from September 2006 to April 2009 (noting how the investigations had not evidenced structural criticalities in the internal control system such as to give rise to notable irregularities, had ascertained that the original weaknesses had been corrected, and had not detected elements that might constitute the basis for specific liabilities of the directors); (ii) from April 2009 to April 2010 (this description included a detailed analysis of the specific investigations the internal control officer had been asked to undertake, of the information the statutory auditor had been asked to provide in relation to some potential criticalities concerning the financial statements – presumably those for the 2003 financial year – of Tim Brasil, of the checks on the organisational adequacy of the Security Department and the activity of the internal control officer in relation to this department, including follow up activities, and of the information obtained on the evolution of the grip of the internal control system in Latin America, particularly for the Security sector, of the checks of Organisational Model 231, also in relation to the Security Department. . None of the checks and information acquired evidenced the emergence of new weaknesses or criticalities in the organisational, administrative and accounting system, the internal control system, or in Organisational Model 231). The Board of Auditors then reported its “Conclusive evaluations” in the document, which maintained that at that time none of the necessary elements on which a liability action against previous directors could be based had been identified.

C.3

SIM cards

Report pursuant to article 153 of the CFL for the 2008 financial year: In a specific paragraph of Point 13 of this document, the Control Body had pointed out that phenomena of unlawfully registered cards had emerged and it had therefore extended its monitoring to SIM cards. It acknowledged the current results of the audit activities undertaken by the Audit Department of Telecom Italia Audit & Compliance Services and the Security Department in their respective areas of competence, and the initiatives adopted to further strengthen supervision to prevent the phenomenon and to repress conduct and procedures that were not coherent with the ethical principles the Telecom Italia Group had adopted. The Board of Auditors also acknowledged the decisions made by the Company to pursue those collaborators responsible with determination, including the application of severe penalties.

Report pursuant to article 153 of the CFL for the 2009 financial year: in Section Two of the document, the Board of Auditors provided a description of the activities it had undertaken and its evaluation of these activities, in the following terms:

The audit of prepaid SIM cards incorrectly associated to customer ID documents continued in 2009. In particular, the Board of Auditors noted the cessation of approximately 2.9 million SIM cards and the regularisation of a further 760 thousand cards in 2009 alone. Moreover, during the year the prepaid card activation procedures were reviewed, to optimise the process of associating a copy of an identity document with a SIM card: IT solutions were implemented to activate the new mobile phone line only in the presence of the required documentation, and to optimise the quality of the documentation in the acquisition and archiving phase. Finally, the sales network incentive system was revised, introducing remuneration criteria correlated with the traffic actually produced by the customer, and the compliance of the acquisitions with the regulations in force.

The Board of Auditors believes that the activities carried out in 2009 have had a positive effect on the SIM card activation process, substantially eliminating the phenomenon of activations without documentation in the system”.

The activity of monitoring the phenomenon still continued in 2010, by means of the assumption of information by the management, which allowed the Board of Auditors to confirm the conclusions it had reached in 2009.

D.

The results of the Deloitte investigation and the assessments of the Control Body

The Board of Auditors, also with the assistance of its own legal advisors, completed its analysis (i) of the summary reports on the Greenfield Project presented by Deloitte to the Board of Directors on 16 December 2010 (the so-called “Deloitte Report”; (ii) of the documentation supporting the summary reports, and (iii) the opinions of the Company’s legal advisors.1

The Board of Auditors then obtained the opinions of its own legal advisors – Professor Paolo Montalenti, for the civil law aspects, and Professor Alberto Alessandri, for the criminal law aspects.

On the basis of the above, the Board of Auditors then made its own assessment of the state of play, which may be summarised as follows.

D.1.

The Sparkle case

So far as the Sparkle case is concerned, the Greenfield Project represents an important source of knowledge, which must necessarily be complemented by whatever emerges from future developments in the legal proceedings. The Board of Auditors therefore believes that it must suspend its opinion on this question for the moment, and in any case the period within which criminal proceedings may be brought against the executive directors in office at the time expires on 3 December 2012. In any event, the gravity of the issue and the extent of the damage require the Board of Auditors to take particular care.

D.2.

The Security Department

As mentioned in point C.2., the Board of Auditors, in its report pursuant to article 153 of the CFL on the financial statements at 31 December 2009, had concluded on this subject that “the state of the documentation in the proceedings (at April 2010), the documentation examined, the complexity of the analysis of any breaches of the obligations of directors and, if such breaches have occurred, their relevance in causing prejudice to the company in the absence of an involvement of the ex-directors in the criminal proceedings, not even in terms of non-prevention of a crime, lead us to conclude that currently none of the necessary elements on which a liability action against previous directors could be based has been identified. In any event the Board of Auditors reiterates that it will follow the developments in the Security affair legal proceedings with the greatest attention, as well as the emergence of any relevant finding, so as to be able to promptly review or update its assessment if this should be necessary”.

The findings of the Deloitte Report confirm the shortcomings in the organisational structure of the company (non-compliance), in particular in the internal control system and above all in the operational and control procedures of the Security department.

It also emerged from the investigations carried out in the Greenfield project that the internal control system was updated over time. With reference to the question of the feasibility of a liability action against the previous senior executives of the company, the following considerations apply.

Considering the many shortcomings reported in an area that is intrinsically delicate, the entity of the increase in costs, even if only budgeted costs, and the gravity of the episodes reported, it might be concluded that the preceding senior executives behaved in a negligent way, in the lateness of the start of interventions to correct the shortcomings in the internal control system after the emergence of anomaly indicators; however, given the extremely complex structure of the company, taking the circumstance that the internal control systems in a complex enterprise are subject to an essentially permanent “tuning” process into account, considering that reaction times can never be instantaneous, and that knowledge not so much of the system anomalies but of the underlying unlawful acts has not been proven, then the time that elapsed between the alarm signals and the start of the intervention process might not appear unreasonable. Considering all the elements indicated, and in particular the circumstance that in the light of the criminal proceedings – currently – it has not been proven that the senior executives were aware of the unlawful acts that underlay the organisational shortcomings, it may indeed be hypothesised that non-compliances imputable to the executive directors - i.e. their negligent conduct - subsist, but since the issue is not an absence of corrective action to remedy the shortcomings in the internal control system but rather possible delays in this, then the question is open to considerable debate.

Identifying the legal causal nexus between damages and non-compliances is also uncertain, since whether or not prompter corrective action would have led to the discovery of the unlawful activities is debatable.

Furthermore, the analysis of the costs led to the emergence of a not always clearly identifiable linkage between the various “cost” items and the technical concept of the damages payable.

Finally, the Board of Auditors again asserts that the absence of information about criminal investigations to determine the positions of the senior executives means that – at present – no relevant elements have been found to demonstrate their involvement in the alleged facts.

In conclusion, the Board of Auditors considers that while liability proceedings against the prior senior executives of the company could be based on some elements, such action would be very uncertain in terms of the capacity to impute the shortcomings in the internal control system to them, or in terms of a causal nexus and, to a certain extent, to identify and quantity the damage payable and for these reasons pursuing such action is – at present - inadvisable.

Since the criminal proceedings in relation to this affair do not in any event appear to have been concluded, the Board of Auditors will monitor the developments in the case, as well as the emergence of any relevant finding, so as to be able to promptly review or update its assessment if this should be necessary.

In any event, it emphasised that, for those executive directors hypothetically involved, the legal period within which proceedings may be started, five years after the director concerned ceased to hold office, has not yet expired (a period of time emphasised in the detail by the Company in the report on the Greenfield Project) and the Board of Auditors confirmed that it will not allow any period within which proceedings may be started to expire without having carefully evaluated any opportunity to take action that might arise in the meantime that could suspend this.

* * *

Moreover, significant elements have emerged from the documents filed by the Prosecutors and the Greenfield Project, confirming that the activities carried out by the Security department were carried out to the benefit of interests other than those of Telecom Italia, even considering their interests in the broadest sense of the word. In this sense, the Board of Auditors reports that, with the senior executives of the company, it is attempting to examine and explore in depth the feasibility of legal action by the Company against third parties for compensation for the damages caused by activities extraneous to the interests of the company, over and above any liability action against the preceding senior executives.

D.3.

Prepaid Cards

The results of the Greenfield Project indicate that it is possible to hypothesise breaches by the Telecom Italia senior executives in office at the time of their obligation to equip the Company with adequate organisational structures and of the obligation to intervene to remove any shortcomings encountered. Currently no elements have emerged on which liability proceedings could be based, also because criminal investigations are ongoing, and in any event, since the period after which action against the previous senior executives expires on 3 December 2012, any initiative would be premature. In this case too, the Board of Auditors will monitor the evolution of the situation with due attention, also to take account of the developments of the investigation by the judicial authorities recently announced in the press.

D.4.

Anomalous/irregular sales

With reference to the institution of liability proceedings against the directors, no elements have emerged to date.

* * *

In conclusion, in relation to the content of the Greenfield Project, the Board of Auditors will monitor the evolution of the specific actions taken by the Company to (i) eliminate certain anomalies, (ii) protect its own interests, and (iii) further improve the internal control system.

Milan, 18 March 2011

For the Board of Auditors

           The Chairman

This translation is merely for the purposes of comprehension by non – Italian readers, in the evento f dispute the Italian text shall prevail.

Motions for resolutions

►

Shareholders’ Meeting of Telecom Italia S.p.A.

•

April 9, 2011: ordinary and extraordinary shareholders’ meeting on first call

•

April 11, 2011: extraordinary shareholders’ meeting on second call

•

April 12, 2011: ordinary shareholders’ meeting on second call; extraordinary shareholders’ meeting on third

Medium

Ordinary meeting

•

Financial statements for the year ended 31 December 2010 - related and consequent resolutions

•

Appointment of the Board of Directors - related and consequent resolutions

•

Adjustment of the fees due to external auditors for the period 2011-2018 - related and consequent resolutions

•

Authorisation for share buy-back and subsequent acts of disposal

•

Long Term Incentive Plan 2011 - related and consequent resolutions

•

Amendment to the Regulations governing Shareholders’ Meetings - related and consequent resolutions

Extraordinary meeting

•

Amendment of Articles  15, 18 and 19 of the Bylaws - related and consequent resolutions.

•

Authorisations to increase the share capital for cash and free of charge, by a total amount of Euro 15,500,000 to service the Long Term Incentive Plan 2011 - related and consequent resolutions

►

Financial statements for the year ended 31 December 2010 - related and consequent resolutions

Dear Shareholders,

The draft financial statements which are being submitted for the approval of the Shareholders’ Meeting show a net profit of Euro 3,512,580,577.

This result, in the light of the outlook for the 2011-2013 plan, enables us to propose to Shareholders the distribution of a dividend of Euro 0.058 per ordinary share and Euro 0.069 per savings share.

The amount of the total dividend distributed, without prejudice to the unit amount just indicated, will vary depending on the number of treasury shares in the Company’s portfolio (as of today 37,672,014 ordinary shares).

Besides the allocation to the legal reserve (up to one fifth of the capital issued), the proposed allocation for the profit for the period provides for the transfer to a special profits reserve (designated “Plans pursuant to Article 2349 of the Civil Code”) of:

•

Euro 4,960,292.15 to service the capital increase to be resolved upon, by the allocation of a corresponding maximum amount of profits in accordance with Article 2349 of the Civil Code, with the issue of new ordinary shares in the number necessary for assigning one free share for each three shares subscribed for cash by employees who have signed up to the “2010-2014 Broad-based Employee Share Ownership Plan”, approved by the Shareholders’ Meeting of 19 April 2010, subject to the terms and conditions and by the methods specified therein;

•

Euro 5,000,000.00 to service the capital increase to be resolved upon, by the allocation of a corresponding maximum amount of profits in accordance with Article 2349 of the Civil Code, with the issue of new ordinary shares in the number necessary for assigning one free share for each share subscribed for cash by employees who are beneficiaries of the “2010-2015 Long Term Incentive Plan”, approved by the Shareholders’ Meeting of 29 April 2010, subject to the terms and conditions and by the methods specified therein;

The amounts for dividends will be payable as of this coming 21 April 2011, while the coupon date will be 18 April 2011.

In view of all this, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•

having examined the 2010 annual financial report;

•

having taken note of the reports by the Board of Auditors and by the audit firm PricewaterhouseCoopers S.p.A.;

•

having considered that the overall number of shares with regular entitlement on the proposed coupon date will be a maximum of 13,407,963,078 ordinary shares and 6,026,120,661 savings shares;

•

having taken account of the current amount of the legal reserve;

•

in view of the authority given to the Board of Directors to increase the share capital by allocating profits, as stated in Article 5.4 of the Bylaws;

resolves

1.

to approve the annual accounts of Telecom Italia S.p.A. for the period ending 31 December 2010, showing an annual net profit of Euro 3,512,580,577;

2.

as regards the profit for the year,

a.

to allocate to the legal reserve profits of 2,976,175.29, the sum required for the legal reserve to reach the amount of one fifth of the share capital at the time this resolution is adopted;

b.

to allocate to a special reserve (designated “Plans pursuant to Article 2349 of the Civil Code” the amounts of (i) Euro 4,960,292.15 to service the gratis increase in share capital, by the allocation of profits, as provided in the “2010-2014 Broad-based Employee Share Ownership Plan”, approved by the Shareholders’ Meeting of 29 April 2010 and (ii) Euro 5,000,000 to service the gratis increase in share capital, by the allocation of profits, as provided in the “Long Term Incentive Plan 2010-2015” approved by the Shareholders’ Meeting of 29 April 2010.

c.

to pay the Shareholders a total dividend calculated on the basis of the following amounts, which will be applied to the number of ordinary and savings shares that they own (thus excluding the treasury shares in the Company’s portfolio) on the coupon date of said dividend:

-

Euro 0.058 for each ordinary share,

-

Euro 0.069 for each savings share,

gross of the withholdings required by law. It remains understood that the profits not distributed as dividends shall be carried forward;

d.

to carry forward the residual profits;

3.

to authorise the Board of Directors - and on its behalf its Chairman - to ascertain in due course, on the basis of the actual number of shares for which dividends are paid, the amount of profit distributed to shareholders and the amount carried forward;

4.

to make the dividend payable starting on 21 April 2011, with a coupon date of 18 April 2011.

►

Appointment of the Board of Directors - related and consequent resolutions

Dear Shareholders,

You are called upon to renew the Company’s Board of Directors, appointed by the Shareholders’ Meeting of 14 April 2008, whose term of office expires with the approval of the financial statements for the 2010 financial year.

Specifically, the Shareholders’ Meeting is called upon:

•

to determine the number of Directors (under the Bylaws, between seven and nineteen), to establish the term of office of the new Board (up to a maximum of three financial years), and to determine its remuneration;

•

to appoint the Directors (using a slate voting system).

Regarding the above, in accordance with established practice, the Board of Directors will not formulate its own proposals, inviting shareholders to do so. In this connection, you are reminded that – under the current regulations – renewal takes place on the basis of slates filed at the Company’s offices at least twenty-five days before the date fixed for the Shareholders’ Meeting on first call, submitted by holders of voting rights who own a total of at least 0.5% of the ordinary shares, or other proportion required by Consob. By Resolution no. 17633 of 26 January 2011, Consob fixed this percentage for Telecom Italia at 1%. The procedures for exercising these voting rights are explained in detail in the notice convening the Shareholders’ Meeting.

This having been said by way of introduction, the Board of Directors, taking note of the provisions of law and of the Bylaws in the matter of the composition, term of office, remuneration and appointment procedure for the Board of Directors, invites the Shareholders’ Meeting

to take the decisions within its competence on the appointment of the Board of Directors, as provided by the law and the Bylaws.

►

Adjustment of the fees due to external auditors for the period 2011-2018 - related and consequent resolutions

Dear Shareholders,

The Shareholders’ Meeting of 29 April 2010 appointed the auditing firm PricewaterhouseCoopers S.p.A., for each year of the nine-year period 2010-2018, to the tasks of:

-

auditing the individual and consolidated financial statements of the Company;

-

verifying the regular corporate bookkeeping and correct recording of management actions in the accounting entries;

-

verifying the consistency of the management report with the individual and consolidated financial statements;

-

limited auditing of the abbreviated half-yearly consolidated financial statements for each of the nine interim periods ending from 30 June 2010 to 30 June 2018;

-

verification activities for the purpose of signing the Tax Returns (Modello Unico and Simplified and Ordinary 770 forms) for the 2010 - 2018 tax years;

-

auditing the consolidated financial statements included in Form 20-F, prepared in accordance with SEC rules;

-

auditing the internal controls pursuant to Section 404 of the Sarbanes-Oxley Act.

On 15 February 2011 the Company received a request to adjust the financial remuneration for the office of external auditors, in view of the occurrence of circumstances allowed for in the current provisions, and as indicated in the contract proposal formulated at the time by the auditing firm.

The request was transferred for action to the Board of Auditors which, on the basis of a special investigation conducted with the support of the Company departments, formulated the following proposal which the Board of Directors invites the Shareholders’ Meeting

to approve.

Reasoned proposal by the Board of Auditors on the adjustment of the fees for the task of the legal auditing of the consolidated annual financial statements and internal controls, pursuant to the Sarbanes-Oxley Act, for each financial year in the nine-year period 2010-2018

The Board of Auditors of Telecom Italia S.p.A.

whereas

-

the ordinary Shareholders’ Meeting of Telecom Italia S.p.A., held on 29 April 2010, resolved to confer the appointment of legal auditors (formerly accounts auditors)2 for the period 2010 – 2018 on PricewaterhouseCoopers S.p.A. with a total annual honorarium of Euro 1,811,300;

-

the proposal for the appointment of legal auditors approved by the Shareholders’ Meeting specifies that the times and the fees for the appointment can be reviewed in the event of the occurrence of the cases provided for in the current provisions and as indicated in the proposal itself3, in accordance with the applicable authorisation procedures;

-

in the course of the 2010 financial year, following the acquisition of control of Sofora Telecomunicaciones SA and its subsidiaries, the structure of the Telecom Italia Group significantly changed, a circumstance which constitutes one of the conditions referred to in the previous paragraph;

-

this alteration will entail increased effort on the part of PricewaterhouseCoopers S.p.A. for the legal auditing of the consolidated financial statements and for the coordination and supervision of the auditing of the internal controls which govern the process of drafting the consolidated financial statements, pursuant to section 104 of the Sarbanes-Oxley Act;

-

due to the increased activity which the auditing firm is required to perform for Telecom Italia S.p.A. for the legal auditing of the consolidated financial statements and the internal controls pursuant to section 404 of the Sarbanes Oxley Act, PricewaterhouseCoopers S.p.A., in a letter dated 15 February 2011, has asked for the adjustment of its remuneration for each of the financial years 2010-2018, observing that the case comes under the heading of exceptional and unforeseeable circumstances which justify reviewing the fees originally agreed for legal auditing services;

observing that

-

the proposal by PricewaterhouseCoopers S.p.A. for adjustment of its remuneration contains information relating to (i) the hours which are estimated to be necessary for performing the above increased activity; (ii) the diverse professional categories of the individuals involved in the performance of the activity; (iii) the respective remuneration;

-

the increase requested by PricewaterhouseCoopers S.p.A. amounts to Euro 34,700 per annum for auditing the Company’s consolidated financial statements and Euro 45,900 per annum for coordination and supervision in relation to the auditing of the internal controls which govern the process of drafting the consolidated financial statements, pursuant to section 104 of the Sarbanes-Oxley Act;

-

therefore, the hours and the remuneration for the auditing of the consolidated financial statements of Telecom Italia S.p.A. will be respectively increased from 1,900 hours to 2,360 hours and from Euro 112,100 to Euro 146,800, while the hours and the remuneration provided for the auditing of the internal controls which govern the process of drafting the consolidated financial statements of Telecom Italia, pursuant to section 104 of the Sarbanes-Oxley Act, will be respectively increased from 12,000 hours to 12,510 hours and from Euro 658,100 to Euro 704,000, all in addition to VAT (where applicable) and out-of-pocket expenses, to be invoiced on the terms and conditions agreed upon the conferment of the original appointment;

considering that

-

with reference to the above proposal, the Board of Auditors has received the positive assessments made by the competent bodies within Telecom Italia which, in their turn, have discussed with the executives of the external auditing firm the terms, including the economic terms, of the proposal, and the latter has also been examined, without comment, by the Company’s Internal Control and Corporate Governance Committee;

-

in formulating the proposal for increasing the remuneration, PricewaterhouseCoopers S.p.A. has provided suitable assessment considerations concerning, in particular, the economic conditions envisaged in the proposal;

-

the remuneration appears appropriate, substantially in line with the proposed appointment approved by the Shareholders’ Meeting of 29 April 2010, and also consistent with the use of professional resources required for the auditing activities described above.

The Board of Auditors, as a result of the assessments referred to above and of checks which it has made directly proposes

to this Shareholders’ Meeting

•

for each of the financial years 2011-2018, to increase to Euro 146,800 the annual remuneration for the legal auditing of the consolidated financial statements of Telecom Italia S.p.A., and to Euro 704,000 the annual remuneration provided for the auditing of the internal controls which govern the process of drafting the consolidated financial statements of Telecom Italia, pursuant to section 404 of the Sarbanes-Oxley Act, in addition to VAT (where applicable) and out-of-pocket expenses, to be invoiced on the terms and conditions agreed upon the conferment of the original appointment and, consequently,

•

to increase, for each of the financial years 2011-2018, to Euro 1,891,900 the total annual honorarium to be paid to PricewaterhouseCoopers S.p.A.

all the other terms of the appointment conferred by the Shareholders’ Meeting of 29 April 2010 to remain unaltered.

THE BOARD OF AUDITORS

►

Authorisation for savings share buy-back and subsequent acts of disposal

Dear Shareholders,

we submit for your approval the request for authorisation to buy-back and dispose of savings treasury shares, in the light of the reasons, according to the procedures, and on the terms set forth below.

Reasons for which this authorisation is requested

The principal objectives which the Board of Directors intends to pursue by means of the transactions for which authorisation is being proposed are as follows:

-

to intervene, in compliance with the current dispositions and accepted market practices, over the Company's savings shares in relation to contingent market situations, in order to promote liquidity and the orderly transaction of share dealings;

-

to offer savings shareholders an additional tool for converting their investment into cash;

-

to use savings treasury shares as a form of investment for efficient use of the corporate liquidity generated by the Company’s ordinary activity.

Any repurchasing would be carried out consistently with the corporate objectives of reducing indebtedness. The proposal, if approved, would not imply any obligation to buy-back.

We declare that the request for authorisation for buying-back treasury shares is not currently a preliminary to operations to reduce the share capital by cancelling the treasury shares purchased. As regards the disposal of treasury shares, the Board considers it advisable to be able to dispose of them in order to take opportunities for the maximisation of value that market conditions may present, in pursuance, therefore, of trading objectives.

Maximum number, category and par value of the shares to which the authorisation refers

At the date of formulating this proposal, the certified share capital of Telecom Italia S.p.A. is represented by 19,434,083,739 shares, of which 13,407,963,078 are ordinary shares and 6,026,120,661 are savings shares, all with a par value of Euro 0.55 per share. Currently the Company directly holds 37,672,014 ordinary treasury shares, and through subsidiaries a further 124,544,373 ordinary shares, which represent altogether about 0.835% of the share capital; there are no savings shares in the Company’s portfolio nor in those of its subsidiaries.

We ask you to authorise the buy-back of savings shares within the maximum limits permitted by law, fixing Euro 800,000,000 as the maximum spending limit for the purchase of savings treasury shares, on the understanding that purchases cannot be made for amounts for which there is no capacity in the available reserves as stated in the Company’s latest approved financial statements. The draft financial statements for the year ended 31 December 2010, submitted for the approval of the same Shareholders’ Meeting as is called for the approval of this proposal for authorisation, show available reserves of a total of approximately Euro 8,628,695,000.

In the event of disposals of treasury shares, it shall be possible, until the expiry of the authorisation by the Shareholders’ Meeting, to carry out subsequent buy-back transactions, provided always that the quantitative limits laid down by law (including in relation to the number of treasury shares that may be held by the Company at any one time) are not exceeded, and provided also that the spending limits and other conditions laid down by the Shareholders’ Meeting are not breached.

In the event of buy-backs or disposals of shares, the appropriate accounts postings must be made, in accordance with the provisions of law and applicable accounting principles. In particular, in accordance with IAS 32 (Financial instruments: presentation in accounts) the equivalent of the buy-back price of the treasury shares must be shown in the balance sheet as reducing the share capital by an amount corresponding to their par value, and as reducing the other net asset reserves by the difference; in the event of subsequent disposal the corresponding amounts of capital and reserves must be reinstated in the balance sheet.

Duration of authorisation

The duration of the authorisation requested is 18 months from the date that the Shareholders’ Meeting adopts the corresponding resolution. The Board may proceed with the authorised transactions in one or more tranches and at any time.

Minimum and maximum prices

The Board proposes that, subject to the maximum spending limit specified above, the purchase price of the shares should be set on each occasion in compliance with any regulatory prescriptions and accepted market practices, between a minimum and a maximum to be determined according to the following criteria:

-

the minimum purchase price must not in any event be lower than the weighted average of the official prices of the savings shares recorded by Borsa Italiana S.p.A. in the last ten business days before the date of purchase or of fixing the price, less 20%;

-

the maximum purchase price must not in any event be more than the weighted average of the official prices of the savings shares recorded by Borsa Italiana S.p.A. in the last ten business days before the date of purchase or of fixing the price, plus 20%;

As regards the disposal of the Company’s own treasury shares, the Board will establish the criteria on each occasion for determining the relative price, having regard to the procedures used for achieving this, the behaviour of prices of the shares in the period preceding the transaction, and the best interests of the Company.

In terms of daily volumes, the purchasing transactions would in any event be conducted in compliance with regulatory prescriptions and accepted market practices.

Method of carrying out the transactions

In consideration of the various purposes achievable by means of transactions on treasury shares, the Board proposes that authorisation be granted for making purchases on regulated markets, according to the operative procedures laid down by Borsa Italiana S.p.A., under Article 132 of Legislative Decree no. 58 of 24 February 1998 and Article 144-bis, paragraph 1, letters b) and c) of Consob Regulation 11971/1999 (purchases on regulated markets according to operative procedures laid down in the organisation and management regulations of the markets themselves, which do not permit direct matching of purchase dealing orders with predetermined selling orders; purchase and sale of derivative instruments negotiated in regulated markets which require the physical delivery of the underlying shares, on the conditions and with the characteristics specified by the said regulations).

As regards disposal transactions, the Board proposes that the authorisation should allow the adoption of any procedure which appears appropriate for achieving the desired objective.

Possible cancellation of the treasury shares bought-back

As we have said, the buy-back of treasury shares is not, at the present time, a preliminary to operations to reduce the share capital by cancellation of the treasury shares purchased.

In view of all this, the Board of Directors submits for your approval the following

Proposed Resolution

The Ordinary Shareholders’ Meeting of Telecom Italia S.p.A.,

•

having examined the explanatory report of the Board of Directors,

•

having examined the financial statements for the period ending 31 December 2010 resolves

1.

to authorise, for a period of 18 months starting from the date of this resolution of the Shareholders’ Meeting, the purchase, in one or more tranches and at any time, of savings shares in Telecom Italia S.p.A., within the quantitative limits laid down by law and in any event within a maximum expenditure limit of Euro 800,000,000.

The purchase price must lie – in compliance with regulatory prescriptions or accepted market practices – between a minimum and a maximum corresponding to the weighted average of the official prices of the savings shares recorded by Borsa Italiana S.p.A. in the last ten business days before the date of purchase or of fixing the price, respectively minus or plus 20%. The purchase of the treasury shares must in any event take place within the limits of the available reserves, as appearing in the latest financial statements approved at the time of effecting the transaction. The purchases may be effected on regulated markets, according to the procedures laid down by Borsa Italiana S.p.A., in accordance with Article 132 of Legislative Decree no. 58 of 24 February 1998 and Article 144-bis, paragraph 1, letters b) and c) of Consob Regulation 11971/1999;

2.

to authorise, for the same period of 18 months starting from the date of this resolution of the Shareholders’ Meeting, the disposal, in one or more tranches and at any time, of the Telecom Italia S.p.A. savings shares in the Company’s portfolio, with the power, in the event of disposals, to carry out subsequent buy-back transactions until the expiry of the authorisation by the Shareholders’ Meeting, provided always that the limits laid down by law as to the number of treasury shares that may be held by the Company at any one time are not exceeded, and provided also that the spending limits and other conditions as laid down above by these resolutions are not breached.

The disposals may be effected in accordance with the procedures permitted by the current legal and regulatory rules, at the discretion of Board of Directors;

3.

to mandate the Board of Directors to arrange for the appropriate accounts postings to be made, following transactions to buy back or dispose of treasury shares, in accordance with the provisions of law and the accounting principles applicable at the time;

4.

to mandate the Chairman of the Board of Directors and the Chief Executive Officer, jointly and severally and by means of agents, to undertake the transactions that are the subject of this resolution.

►

Long Term Incentive Plan 2011 - related and consequent resolutions

Dear Shareholders,

Pursuant to Art. 114-bis of Legislative Decree no. 58/1998, we are submitting for your approval the “Long Term Incentive Plan 2011” (hereinafter the “Plan”).

The Plan consists in a long-term incentivisation initiative which, for the first time in Telecom Italia, unites the Senior Executives, the Top Management and a selected part of the management (“the Selected Management”) with regard to the achievement of specific predetermined triennial performance objectives, identical for the three categories of beneficiary.

This opportunity follows from:

•

the renewal, by the forthcoming Shareholders’ Meeting, of the Board of Directors, with the resulting appointment – to follow – of the new Senior Executives;

•

the expiry during the course of the 2011 financial year of the Performance Share Granting Plan 2008-2011, approved by the ordinary Shareholders’ Meeting of 16 April 2007 and aimed at the time at strategic resources of Telecom Italia or its subsidiaries (so-called Top Management), who as such did not have access to the “Long Term Incentive Plan 2010-2015” approved by the ordinary Shareholders’ Meeting of 29 April 2010.

The new initiative replicates the fundamental logic of the LTI Plan of last year, but involves in addition a broader swathe of management and has a rolling aspect to it, that is to say, it is designed in such a way that – normally, and subject to approval on each occasion by the Shareholders’ Meeting, on motions proposed by the Board – each year a new incentivisation cycle will be triggered, tailored to fit the timescale of the Company’s strategic planning. The incentivisation of the Senior Executives is an exception to this: it is set up as a one-off scheme, consistently with the standard duration of their term of office.

The objective is to reinforce the link between the remuneration of the management and, on the one hand, the Company’s performance as defined in the 2011-2013 industrial plan in terms of cumulative Free Cash Flow (so-called absolute performance: weight 35%), on the other hand, increase in value relative to a group of peers (so-called relative performance: weight 65%).

The level of performance over the three-year incentive period affects the level of the benefit that, at the end of the period,

•

for Selected Executives, is represented by a cash bonus commensurate (at target level) with up to 30% of current gross annual remuneration, with the option of investing 50% of the accrued bonus in ordinary shares of the Company at market price (and in any case not below par value), and the free assignment of matching shares by the issuer after two years, applying a ratio of one free share for each paid share, provided ownership of the subscribed shares, and the employment, have beenmaintained;

•

for the Top Management, is represented by a bonus commensurate (at target level) with up to 60% of current gross annual remuneration, 50% in cash and 50% in non transferable rights to the free assignment of shares of equivalent market value (based on the price at the moment the three year performance was assessed, and it being understood that – if the market value should be lower than the par value, the par value will be used), provided that the employment with the Group has continued;

•

for the Senior Executives (to whom this single incentive measure applies for the entire three-years of their term of office), is represented, at target level by: (i) a bonus of up to 150% of their fixed annual remuneration, as  established by the Board of Directors, at the recommendation of the Nomination and Remuneration Committee, pursuant to article 2389, subsection 3, of the Italian Civil Code, and (ii) a number of shares of market value (at the moment the right is assigned, i.e. at the moment the Senior Executive becomes eligible for the Plan) equal to the bonus payable in cash.

To service the Plan, the scheme provides for mandates to increase the share capital for cash and/or free of charge, proposed to the Shareholders’ Meeting in extraordinary session and, residually, with regard to beneficiaries who do not have an employment relationship with Telecom Italia or one of its subsidiaries, the use of the treasury shares in the Company’s portfolio (always with the possibility of satisfying the assigned rights by payment of an equivalent, in the event of the non-availability of shares). The Board of Directors therefore asks the Shareholders’ Meeting for authorisation to use the aforesaid treasury shares, reserving the option to ask later for authorisation to purchase more shares, but only in the event that there is found to be an insufficiency in the above portfolio.

The Board of Directors invites you to see the information document analytically explaining the schemes, and submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•

having examined the information document made available to the public in accordance with the applicable regulations,

resolves

1.

to approve the “2011 Long-Term Incentive Plan” in the terms appearing in the information document published in accordance with the applicable regulations;

2.

to confer on the Board of Directors any power necessary or expedient for implementing the 2011 Long-Term Incentive Plan, making any changes and/or additions to it that prove necessary for the implementation of what has been resolved, including for purposes of compliance with any applicable regulatory provision; in particular, and merely by way of example, the Board of Directors shall have the power: (i) to identify the beneficiaries and determine for each of them the limitations and terms of the long-term incentive initiative; (ii) to prepare and approve the regulations for the initiative, to amend them and/or add to them; (iii) to make any changes to the terms and conditions of the 2011 Long-Term Incentive Plan in the event of changes to the applicable regulations or of extraordinary events liable to affect the said Plan;

3.

to authorise the performance of actions to dispose of the Company’s ordinary treasury shares that are in its possession, on terms and according to procedures functional to the execution of the 2011 Long Term Incentive Plan, conferring a mandate (i) on the Chairman of the Board of Directors and the CEO, jointly and severally and by means of agents, to effect the transfer transactions and (ii) on the Board of Directors to arrange for the appropriate accounts postings to be made, in accordance with the provisions of law and the accounting principles applicable at the time.

►

 Amendment to the Regulations governing Shareholders’ Meetings - related and consequent resolutions

Dear Shareholders,

with regard to the amendments to the reference regulatory framework, which are essentially made necessary by the incorporation into the Italian legal system of the so-called Shareholders’ Rights Directive (Legislative Decree no. 27/2010), you are called upon to update the regulations governing Shareholders’ Meetings, as approved by the Shareholders’ Meeting of 6 May 2004 and subsequently amended in April 2007.

The current text does not give special consideration to the matter of questions formulated before the Shareholders’ Meeting (articles 10.2 and 13.2), nor to the possibility of exercising the right to vote by electronic means (which it is proposed to the Shareholders’ Meeting to introduce: Article 15.1). On the other hand, it makes reference to a regulation in the Bylaws on the right to add to the agenda at the request of shareholders, which has now fallen into disuse, because it has been superseded by the legal requirement (Article 12.1), and considers scrutinising procedures in the course of the voting which are now obsolete, in view of the adoption some time ago of the instrument called the televoter (Articles 6.2 and 16.1).

It is therefore considered that giving shareholders the right to ask questions before the meeting justifies a review of the regulatory provision on the power given to the Chairman of the meeting to impose a maximum length on speeches during the debate. In view of the new opportunity granted to shareholders by the legislation to ask their own questions, it is now proposed to leave the determination of the time available for speeches and replies to the prudent judgement of the Chairman, without predefined limits (Articles 10.2 and 11.2).

The amendment proposed to Article 4.1, finally, serves to clarify the possibility that representatives of the external auditors should be present at proceeding in the Shareholders’ Meeting, while in Article 11.1 the intention is to overcome excessive rigidity in the mechanisms for conducting the proceedings, deferring the matter of the procedures for pre-booking speeches to a decision to be taken at the time.

In view of all this, the Board of Directors submits for your approval the following

Proposed Resolution

The Ordinary Shareholders’ Meeting of Telecom Italia S.p.A.,

•

having examined the explanatory report of the Board of Directors,

•

having considered Article 20 of the Company Bylaws;

resolves

to amend the present Articles 4, 6, 10, 11, 12, 13, 15 and 16 of the Regulations governing Shareholders’ Meetings in the terms appearing in the text reproduced below, showing the amendments introduced:

Article 4	Article 4

4.1 The meetings may be attended by directors, as well as - in accordance with the methods established by the Chairman — by executives and employees of the Company or of the Group companies, and by other parties whose presence is deemed useful in relation to the matters to be discussed.

4.1 The meetings may be attended by directors, as well as - in accordance with the methods established by the Chairman - by executives and employees of the Company or of the Group companies, representatives of the firm of external auditors and by other parties whose presence is deemed useful in relation to the matters to be discussed.

4.2 With the agreement of the Chairman and in accordance with the methods established by the same, professionals, consultants, experts, financial analysts and qualified journalists, accredited for a Meeting, may follow the proceedings.

Unchanged.

4.3 Persons accredited to follow the proceedings must report for identification by the Company’s appointees at the entrance of the premises where the meeting is to be held and collect a special badge to be exhibited upon request.

Unchanged.

Article 6	Article 6

6.1 The Chairman shall be assisted in the conduct of the meeting and the preparation of the minutes by a Secretary, where a Notary public is not present. The Secretary or the Notary public may in turn arrange to be assisted by persons whom they trust.

Unchanged.

6.2 The Chairman, for the purposes of conducting the voting procedures (including the verification of the validity of mail votes), shall be assisted by scrutineers; he may use auxiliary staff to provide the necessary technical support and to maintain order.

6.2 The Chairman may use auxiliary staff for the purposes of conducting the voting procedures (including the verification of the validity of mail votes), ~~shall be assisted by scrutineers; he may use auxiliary staff~~ and also to provide the necessary technical support and to maintain order.

Article 10	Article 10
10.1 It is up to the Chairman to direct and regulate the discussion, ensure its correctness and prevent the regular course of the meeting from being disturbed.	Unchanged.

10.2 The Chairman, taking account of the subject matter and importance of the individual items on the agenda, may establish at the start of the meeting the time - not less than 15 minutes - available to each speaker.

10.2 The Chairman, taking account of the subject matter and importance of the individual items on the agenda and also of any questions formulated before the Shareholders’ Meeting, may establish at the start of the meeting the time - ~~not less than 15 minutes~~ normally not more than ten minutes - available to each speaker.

10.3 The Chairman shall call on Participants to comply with the time limits established in advance for interventions and to keep to the matters specified in the agenda. In the event of an overrun and/or an abuse, the Chairman shall interrupt the speaker.

Unchanged.

Article 11	Article 11

11.1 Persons who intend to speak must apply to the Chairman or the Secretary, indicating the subject they will address. Such requests may be submitted until the Chairman closes the discussion on the subject to which they refer.

11.1 Persons who intend to speak must apply ~~to the Chairman or the Secretary~~ following the procedure from time to time announced by the Chairman, indicating the subject they will address. Such requests may be submitted until the Chairman closes the discussion on the subject to which they refer.

11.2 Participants may ask to take the floor a second time during the same discussion, for a period of not more than five minutes, exclusively in response to other interventions or to declare how they intend to vote.

11.2 Participants may ask to take the floor a second time during the same discussion, for a period determined by the Chairman at the opening of the meeting and normally of not more than five minutes, exclusively in response to other interventions or to declare how they intend to vote.

Article 12	Article 12

12.1 The Board of Directors and the Participants may put forward, giving reasons, proposals for alternative resolutions or with amendments or additions with respect to those put forward by the Board of Directors or by the shareholders who have requested the addition of the topic to the agenda, pursuant to the law and the Bylaws.

12.1 The Board of Directors and the Participants may put forward, giving reasons, proposals for alternative resolutions or with amendments or additions with respect to those put forward by the Board of Directors or by the shareholders who have requested the addition of the topic to the agenda, pursuant to the law ~~and the Bylaws~~.

12.2 The Chairman shall evaluate the compatibility of such proposals in relation to the agenda of the meeting and to the applicable provisions.	Unchanged.

Article 13	Article 13

13.1 The members of the Board of Directors and the Board of Auditors may intervene in the discussion; at the invitation of the Chairman, persons attending the meeting pursuant to the first paragraph of Article 4 may also take the floor, inter alia to respond to requests for clarification.

Unchanged.

13.2 Shareholders' questions received before the meeting, and complying with the procedures and conditions indicated in the notice convening the meeting, shall receive a reply during the course of the proceedings if they have not been satisfied by publication on the Company's website in "question and answer" format..

Article 15	Article 15
15.1 Votes may be cast by mail using the tools issued by the Company.

15.1 Votes may be cast by mail before the Shareholders’ Meeting and, when specified in the notice convening the meeting, electronically, with the procedures indicated ~~using the tools issued~~ by the Company.

15.2 - Determining the legitimacy of a voter’s ballot and in general determining the validity of the vote cast and its interpretation are the responsibility of the Chairman.	Renumbered

Article 16	Article 16
16.1 Upon completion of the scrutiny operations with the help of the scrutineers and the Secretary, the results of the voting are announced.	16.1 Upon completion of the scrutiny operations with the help of ~~the scrutineers and~~ the Secretary and the auxiliary staff, the results of the voting are announced.

►

Amendment of Articles  15, 18 and 19 of the Bylaws - related and consequent resolutions.

Dear Shareholders,

in this Extraordinary Meeting, you are called on to examine a series of proposals to make changes to the Bylaws, completing the work done directly by the Board of Directors on 30 September 2010 last, to adapt the text of the bylaws to the regulations introduced with the implementation of the so-called Shareholders’ Rights Directive into Italian law (legislative decree no. 27/2010), and to legislative decree no. 39/2010 on the legal auditing of company accounts.

On that occasion the Board made minimal amendments necessitated by the coming into force of the legal provisions mentioned above, which on the one hand replaced the concept of “external auditor” with that of “legal auditor” (legislative decree no. 39/2010), and on the other introduced a series of important novelties concerning – for our purposes on this occasion – the process of appointing boards of auditors, the right of shareholders to request additions to the agenda of the shareholders’ meeting, the arrangements for establishing entitlement to vote in the shareholders’ meeting and electronic notification of proxies (legislative decree no. 27/2010). Today’s proposals are for some amendments relating to the exercising of options delegated by the lawmakers to be dealt with independently by the bylaws of the issuer, specifically regarding:

•

the possibility of calling the ordinary and extraordinary meeting of the shareholders in a single call, with the application of the quorums specified, respectively, for the ordinary meeting on second call, and for the extraordinary meeting on third call;

•

the possibility, for those companies required to prepare consolidated financial statements, to hold the shareholders’ meeting to approve the financial statements within 180 days of the end of the financial year, without prejudice to the 120 day limit within which the related documentation must be made available to the public;

•

the possibility of allowing electronic voting (in addition to postal voting);

•

the possibility of waiving the obligation to designate, for each shareholders’ meeting, a representative on whom those entitled might confer a proxy free of charge, with the application of the specific Consob regulations.

These are all options to be welcomed, where they take the form of faculties that are referred on each occasion to the prudent evaluation of the Board of Directors, which may exercise them, as appropriate, at individual shareholders’ meetings, taking the actual circumstances into account, particularly regarding developments in the regulatory and operational context. As regards the role of a representative designated by the company, a further intention of the proposed clause is to make the concept flexible, in the light, among other things, of the differing requirements of the diverse categories of shareholders. These might be best satisfied by designating several people to offer shareholders a service that matches their individual needs.

The interventions described affect articles 18 and 19, and it is further proposed to amend them as follows:

•

to modify the competencies of the shareholders’ meeting, consistently with the provisions in the Procedure for undertaking transactions with related parties adopted by the Board of Directors in its meeting of 4 November 2010, pursuant to Consob Regulation no. 17221/2010 (authorisation of transactions of great importance with related parties, in the absence of the approval of the independent directors). The Telecom Italia procedure in fact provides a mechanism for authorisation of transactions of major importance to be escalated to the ordinary shareholders’ meeting, where the transactions have not been approved by the independent directors (paragraph 37, letter b of the Procedure, which may be consulted on the company website www.telecomitalia.com - Corporate section of the Governance area).  A resolution on this matter (in the form of an authorisation to proceed, subject to the need to obtain the favourable vote of a majority of the shareholders who are not related parties, pursuant to article 11, subsection 3 of Consob Regulation no. 17221/2010, a so-called whitewash) would be assigned to the shareholders’ meeting, pursuant to article 2364, subsection 1, no. 5, of the Italian Civil Code;

•

to add uploading in a specific section of the website to electronic mail as a tool for the electronic notification of a proxy. In this case too, the spirit of the intervention is to give the Board of Directors the greatest operational flexibility in the calling and organisation of the shareholders’ meeting;

•

to update the language of article 19, which contains references to the institution (now obsolete) of proxy collection by shareholders’ associations.

Finally, to take the opportunity presented by this extraordinary meeting called to update the bylaws to add a second section to article 15, merely for the purpose of clarifying – insofar as it might be necessary and possible – the fact that legal representatives may in turn confer their powers of representation of the Company, including in legal proceedings and with the right to subdelegate.

Shareholders who do not agree with the proposal to approve the modifications do not have the right of withdrawal.

The proposed resolution of the shareholders’ meeting is reproduced below, with a comparison of the relevant articles of the bylaws in their current form and after incorporation of the proposed amendments.

In view of all this, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•

having examined the explanatory report of the Board of Directors;

resolves

1.

to amend articles 15, 18 and 19 of the Bylaws of Telecom Italia S.p.A. in the text reproduced below, with indications of the amendments made.

CURRENT TEXT	PROPOSED AMENDMENT
Article 15	Article 15

Art. 15.1 The representation of the Company vis-à-vis third parties and in legal proceedings shall pertain to the Chairman or if he/she is absent or unable to act, the Deputy Chairman, if one is appointed; it shall also pertain severally to each of the Chief Executive Officers.

Unchanged.

15.2 – The legal representatives mentioned in the previous subsection have the right to confer powers of representation of the Company, including in legal proceedings, with the right to issue sub-proxies.

CURRENT TEXT	PROPOSED AMENDMENT
Article 18	Article 18

18.1 - An Extraordinary Shareholders’ Meeting shall be called whenever it is deemed desirable by the Board of Directors and when it is required in accordance with the law. If the quorum is not reached at the second call, there may be a third call.

18.1 - A~~n Extraordinary~~ Shareholders’ Meeting shall be called whenever it is deemed desirable by the Board of Directors and when it is required in accordance with the law. If the quorum is not reached at the second call, there may be a third call. It is, moreover, the right of the Board of Directors to call an ordinary or extraordinary Shareholders’ Meeting in a single call, as provided by law.

18.2 - An ordinary shareholders’ meeting must be called at least once a year, no later than 180 days after the end of the company financial year. It shall resolve on the matters specified by law and authorise the execution of transactions with parties related to the Company, in those cases and by those methods provided in the pertinent procedure adopted by the Board of Directors pursuant to current law.

18.2 - Special meetings of savings shareholders shall be called by the common representative of the savings shareholders or by the Company’s Board of Directors whenever they deem this to be desirable or when requested in accordance with the law.

Renumbered
18.3 - Ordinary and Extraordinary Shareholders’ Meetings and special meetings of savings shareholders may be held in a place other than the registered office, provided it is in Italy.	Renumbered

CURRENT TEXT	PROPOSED AMENDMENT
Article 19	Article 19
19.1 - Those entitled to vote in the Ordinary Shareholders’ Meeting may exercise their right by mail in accordance with the applicable law.

19.1 – In accordance with the current regulations, those ~~Those~~ entitled to vote in the Ordinary Shareholders’ Meeting may exercise their right before the Shareholders’ Meeting by mail or, if specified in the call notice and in the ways specified therein, electronically. ~~in accordance with the applicable law.~~

19.2 - Every person entitled to vote may be represented at the Shareholders’ Meeting by giving a proxy to an individual or legal entity, subject to the restrictions established by law.

19.2 - Every person entitled to vote may be represented at the Shareholders’ Meeting by giving a proxy to an individual or legal entity, subject to the restrictions established by law.  The company has the right to designate, for each shareholders’ meeting, one or more persons on whom those entitled to vote may confer a proxy, pursuant to current law.  Any persons so designated, and the necessary operating instructions, shall be stated in the notice calling the meeting.

19.3 - Electronic notification of the proxy may be carried out by electronic mail, following the procedures indicated in the notice calling the Shareholders’ Meeting.

19.3 - Electronic notification of the proxy may be carried out by using the specific section of the Company internet site or by electronic mail, following the procedures indicated in the notice calling the Shareholders’ Meeting.

19.4 - In order to facilitate the collection of proxies among employees of the Company or its subsidiaries who hold ordinary shares of the Company and belong to shareholder associations satisfying the requirements established by law, special areas shall be made available in accordance with the procedures and time limits established by the Board of Directors either directly or through its agents where information can be provided and proxy forms collected.

19.4 - In order to facilitate ~~the collection of proxies~~ the expression of voting among employees of the Company or its subsidiaries who hold ordinary shares of the Company and belong to shareholder associations satisfying the requirements established by law, special areas shall be made available to those associations requesting them in accordance with the procedures and time limits established by the Board of Directors either directly or through its agents where information can be provided ~~and proxy forms collected~~.

2. to separately confer on the legal representatives pro tempore of the Company the powers necessary to fulfil all formalities needed for the resolutions adopted to be entered in the Business Register, accepting and introducing the amendments, additions or non-substantial deletions that may be required by the competent Authorities.

►

Authorisation to increase share capital for payment and free of charge by a total sum of euro 15,500,000 to service the Long Term Incentive Plan 2011 - related and consequent resolutions

Dear Shareholders,

A remuneration plan based on financial instruments was placed before the ordinary Shareholders’ meeting; it proposed that the beneficiaries of the plan would have the right to subscribe ordinary Telecom Italia shares for cash and/or receive ordinary Telecom Italia shares free of charge, according to their category.

In particular, the “Long Term Incentive Plan 2011” provides

•

for one category of employees, the offer of subscribing to ordinary shares in the Company, for cash, for a maximum total sum of Euro 5,000,000 (including share premium) reserved to the employees who are beneficiaries of the initiative, with subsequent free assignment of ordinary shares to those subscribing to the reserved increase in capital according to a pre-established ratio (one free share for each share subscribed for cash), provided that certain pre-established conditions are met;

•

for a different category of employees, the free assignment of ordinary shares for a total maximum of Euro 5,500,000.

To service the incentive and retention plan for the employees specified above, we therefore ask you to approve the assignment to the Board of Directors of powers to increase the share capital as indicated below, pursuant to article 2443 of the Italian Civil Code for a period of five years from the date of your resolution today:

-

power to increase the share capital, (i) for cash, by the issue of new ordinary shares of Euro 0.55 par value each, with dividend entitlement, by a maximum amount of Euro 5,000,000, excluding the right of pre-emption pursuant to article 2441, subsection 8, of the Italian Civil Code, and of article 134, subsection 2, of legislative decree no. 58/1998, to be reserved to some of the employees who are beneficiaries of the “Long Term Incentive Plan 2011” as previously identified by the Board of Directors of the Company, and then, subsequently (ii) for a maximum amount of Euro 5,000,000 by assignment of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, with the issue of a sufficient number of ordinary shares for the assignment of one free share for every paid share subscribed, as above, subject to the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2011”.

-

power to increase the share capital by a maximum amount of Euro 5,500,000 by assignment of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, with the issue of ordinary shares reserved to some of the employees who are beneficiaries of the “Long Term Incentive Plan 2011” as previously identified by the Board of Directors of the Company, subject to the terms and conditions and by the methods specified for the initiative.

In relation to the aforementioned increase in capital for cash, the right to determine the amount of share premium for the new shares, in compliance with the applicable regulations, shall be attributed to the Board of Directors. Regarding the share issues to be carried out by allocation of the profits, the power to identify, in due course, the profits and/or retained profits to be used for this purpose, shall be assigned to the Board of Directors, with a mandate to make the appropriate changes to the accounts consequent on the issue operations, in accordance with the legal provisions and the accounting principles that are applicable in each case.

It should be noted that shareholders who do not agree with the proposals do not have the right of withdrawal.

The proposed resolution for the shareholders’ meeting is reproduced below, with a comparison of the current form of article 5 and the revised version incorporating the proposed amendments.

The Board of Directors therefore submits for your approval the following further

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•

having examined the explanatory report of the Board of Directors,

•

given the statement by the Board of Auditors that the current share capital has been fully paid in resolves

•

to attribute to the Board of Directors, pursuant to article 2443 of the Italian Civil Code, the right to increase the share capital as follows, for a period of five years from the date of this resolution:

o

(i) for cash, by the issue of new ordinary shares of Euro 0.55 par value each, with regular dividend entitlement, up to a maximum amount of Euro 5,000,000, excluding the right of pre-emption pursuant to article 2441, subsection 8, of the Italian Civil Code, and of article 134, subsection 2, of legislative decree no. 58/1998, to be reserved for some of the employees who are beneficiaries of the “Long Term Incentive Plan 2011” as previously identified by the Board of Directors of the Company, and then, subsequently (ii) for a maximum amount of Euro 5,000,000 by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, by the issue of a sufficient number of ordinary shares for the allocation of one free share for every paid share subscribed, as above, subject to the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2011”.

o

by a maximum amount of Euro 5,500,000 by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, with the issue of ordinary shares reserved to some of the employees who are beneficiaries of the “Long Term Incentive Plan 2011” as previously identified by the Board of Directors of the Company, subject to the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2011”.

Regarding the increase in capital for cash, the Board of Directors shall establish the share issue price (inclusive of the share premium) in accordance with the provisions of the “Long Term Incentive Plan 2011”, and shall also set the period of time within which they may be subscribed, providing that, if the resolved increase should not be fully subscribed within said period of time, the share capital shall be understood to have been increased by an amount equal to the subscriptions received up until that date. Regarding the increases in capital to be made available by allocation of the profits, the Board of Directors shall have the right to proceed to properly identify the profits and/or retained profits according to the last properly approved financial statements to be used for this purpose, with a mandate to make the appropriate changes to the accounts consequent on the issue operations, in accordance with the legal provisions and the accounting principles that are applicable in each case.

•

to amend article 5 of the bylaws as follows:

CURRENT TEXT	PROPOSED TEXT

5.1 - The subscribed and fully paid-up share capital shall be equal to Euro 10,688,746,056.45, divided into 13,407,963,078 ordinary shares with a par value of Euro 0.55 each and 6,026,120,661 savings shares with a par value of Euro 0.55 each.

Unchanged.

5.2 - In resolutions to increase the share capital by issuing shares for cash, the right of pre-emption may be excluded for up to a maximum of ten per cent of the previously existing capital, provided the issue price corresponds to the market value of the shares and this is confirmed in a report prepared by the firm appointed as accounts auditor .

Unchanged.

5.3 - The extraordinary Shareholders’ Meeting may resolve to allocate profits to employees of the Company or subsidiaries, by the issue of shares, including those of special categories, in accordance with paragraph one of Art. 2349 of the Civil Code.

Unchanged.

5.4 - For five years starting from 29 April 2010 the Directors may increase the share capital as follows:

to service the “2010-2014 Broad-based Employee Share Ownership Plan,” as approved by the Company Shareholders’ Meeting of 29 April 2010, up to a maximum amount of Euro 4,960,292.15 by the allocation of the corresponding maximum amount of profits pursuant to Art. 2349 of the Civil Code, by the issue of new ordinary shares with a par value of Euro 0.55 each, with regular dividend entitlement, in the number necessary for the allocation of one free share for every three shares subscribed for cash by employee beneficiaries of the “2010-2014 Broad-based Employee Share Ownership Plan,” within the time periods and under the terms and conditions provided for therein;

to service the “2010-2015 Long-Term Incentive Plan,” as approved by the Company Shareholders’ Meeting of 29 April 2010 (i) by the issue for cash of new ordinary shares with a par value of Euro 0.55 each, with regular dividend entitlement, in the maximum amount of Euro 5,000,000, excluding the right of pre-emption pursuant to Art. 2441, paragraph 8, of the Civil Code, and Art. 134, paragraph 2, of Legislative Decree no. 58/1998, to be offered by subscription to employee beneficiaries of the “2010-2015 Long-Term Incentive Plan”, and subsequently (ii) up to a maximum amount of Euro 5,000,000 by the allocation of the corresponding maximum amount of profits pursuant to Art. 2349 of the Civil Code, by the issue of new ordinary shares with a par value of Euro 0.55 each, with dividend entitlement, in the number necessary for the allocation of one free share for every share subscribed for cash, as described above, by employee beneficiaries of the “2010-2015 Long-Term Incentive Plan,” subject to the terms and conditions and by the methods specified therein.

With respect to the capital increase for cash, the Board of Directors shall set the subscription price (including any premium) in accordance with the “2010-2015 Long-Term Incentive Plan,” respectively, and it shall also set suitable time limits for its subscription, providing that if the increase resolved is not fully subscribed within that time limit, the capital will be increased by an amount equal to the subscriptions received up to such time.

Unchanged.

5.5 - For five years starting from [●] April 2011 the Directors may increase the share capital to service the “Long Term Incentive Plan 2011” as follows, as approved by the Company Shareholders’ Meeting of that date:

(i) for cash, by the issue of new ordinary shares of Euro 0.55 par value each, with regular dividend entitlement, up to a maximum amount of Euro 5,000,000, excluding the right of pre-emption pursuant to article 2441, subsection 8, of the Italian Civil Code, and of article 134, subsection 2, of legislative decree no. 58/1998, to be reserved for some of the employees who are beneficiaries of the “Long Term Incentive Plan 2011” as previously identified by the Board of Directors of the Company, and then, subsequently (ii) for a maximum amount of Euro 5,000,000 by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, by the issue of a sufficient number of ordinary shares for the allocation of one free share for every paid share subscribed, as above, subject to the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2011”.

up to a maximum amount of Euro 5,500,000 by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, with the issue of ordinary shares reserved to some of the employees who are beneficiaries of the “Long Term Incentive Plan 2011” as previously identified by the Board of Directors of the Company, subject to the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2011”.

Regarding the increase in capital for cash, the Board of Directors shall establish the share issue price (inclusive of the share premium) in accordance with the provisions of the “Long Term Incentive Plan 2011”, and shall also set the period of time within which they may be subscribed, providing that, if the resolved increase should not be fully subscribed within said period of time, the share capital shall be understood to have been increased by an amount equal to the subscriptions received up until that date.

5.5 - For five years starting from 8 April 2009 the Directors may increase the share capital in one or more tranches by up to a maximum total amount of Euro 880,000,000 by means of cash issues, with or without a share premium, of up to a maximum of 1,600,000,000 ordinary shares with a par value of Euro 0.55 each

(i)

to be offered with the right of pre-emption to persons having entitlement, even if only for some of the shares,

(ii)

to be offered by subscription to employees of Telecom Italia S.p.A. and its subsidiaries with the exclusion of the right of pre-emption, pursuant to the combined effects of the last paragraph of Article 2441 of the Civil Code and Article 134(2) of Legislative Decree 58/1998.

Renumbered

5.6 - Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers assigned above shall set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established for each issue, for the capital to be increased by an amount equal to the subscriptions received up to such time.

Renumbered

5.7 - The Board of Directors may issue, in one or more tranches and for up to a maximum of five years from 8 April 2009, bonds convertible into ordinary shares to be offered with the right of pre-emption to persons having entitlement, up to a maximum nominal amount of Euro 1,000,000,000.

Renumbered

•

to confer on the Board of Directors, and, on behalf thereof, on the legal representatives pro tempore of the company, jointly or severally, all powers necessary to:

✓

make the variations required on a case by case basis to article 5 of the Company Bylaws that are consequent on the resolutions, execution and completion of the increases in share capital described above, and to that end to make provision for all the advertising and other matters required by the regulations;.

✓

to complete all the necessary formalities for the adopted resolutions to be entered in the Business Register, accepting and introducing into said resolutions the modifications added or suppression of non-substantial parts that might be requested by the competent authorities, as well as all powers necessary for the legal and regulatory compliances deriving from the resolutions adopted.

Useful information

Free copies of this report and of Annual report on corporate governance can be obtained by:

Calling to	Free Number 800.020.220 (for calls inside Italy) or number +39 011 2293603 (for calls outside Italy) to disposal form information and help to shareholders

E-mail	ufficio.soci@telecomitalia.it

Internet

Users of the world wide web can access:

•

to the 2010 Annual report at the following address www.telecomitalia.com/tit/it/corporate/investors.html

•

to the Annual report on corporate governance at the following addresss www.telecomitalia.com/tit/it/corporate/governance.html

They can also obtain information about Telecom Italia Group at the following address: www.telecomitalia.com

Investor Relations	+39 02 85954131 / 06 36883113 +39 02 85954132 (fax) mailto: investor_relations@telecomitalia.it

TELECOM ITALIA

Registered office Piazza degli Affari, 2 – 20123 Milan

Headquarters and Secondary Office in Corso d’Italia, 41 – 00198 Rome

Share Capital 10,688,746,056.45 euro

Tax code/Vat no. And Milan Comapnies register file no. 00488410010

Register A.E.E. IT08020000000799

Footnotes

1 For illustrative references on the context, limits, time frames, content and results of the in depth investigations, see the Company Report on corporate governance and share ownership – Greenfield appendix , and the Notes to the consolidated financial statements referenced in this report.

2 The appointment includes the auditing for Telecom Italia S.p.A. of the separate financial statements, the consolidated annual financial statements, the abbreviated six-months consolidated financial statements, the consolidated financial statements included in Form 20-F and the internal controls under section 404 of the Sarbanes Oxley Act.

3 The specific provision contained in the proposal is reproduced below:

“Exceptional or unforeseeable circumstances – If circumstances should arise such as to entail a significant increase in audit time compared to what is estimated in our proposal (such as, by way of example, a change in the structure and size of the Company or of companies in the Telecom Italia group, changes in the controls instituted as part of the internal control system, regulatory changes, changes in auditing standards, the performance of complex transactions carried out by your Company or companies in the Telecom Italia group, additional audit procedures required by Consob by means of its notices or reference auditing standards), these will be discussed beforehand with the Company Management so that a written proposal can be submitted to increase the compensation originally provided for, also taking into account the requirements of the Issuer Regulations issued by Consob. It will be up to you to forward this supplement to the competent Governance Body. Likewise, if less time should be spent than foreseen, the compensation will be reduced proportionately.”

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 14th, 2011

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager